FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Opteum Mortgage Acceptance Corporation	0001257394
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, August 25, 2005 Series 2005-4	333-126253

Name of Person Filing the Document
(If Other than the Registrant)







SEP 0 1 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPTEUM MORTGAGE ACCEPTANCE CORPORATION

By Frank Plenskofski
Name: Frank Plenskofski
Title: Vice President and Treasurer

Dated: August 25, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	0

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.



Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-4*

Approximate Total Offered Size: $9,252,000

Opteum Financial Services, LLC
Seller and Servicer
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
Opteum Mortgage Acceptance Corporation
Depositor

Class	Amount(1)	Interest Type / Class	Ratings (S&P / Moody's)	Principal Window (Call/Mat)(2)	WAL (Call/Mat)(2)
Class M-10	9,252,000	Floating Rate / Mezzanine/Sequential	BB/Ba2	37-70 / 37-70	4.05 / 4.05
Non-Offered Certificates					
Class I-APT	305,000,000	Floating Rate/Super Senior/Pass-through	AAA/Aaa	1-104 / 1-193	3.02 / 3.19
Class I-A1A	229,239,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	1-22 / 1-22	1.00 / 1.00
Class I-A1B	201,753,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	22-57 / 22-57	3.00 / 3.00
Class I-A1C	76,190,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	57-96 / 57-196	6.11 / 6.11
Class I-A1D	42,871,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	96-104 / 96-193	8.61 /10.72
Class I-A2	95,006,000	Floating Rate / Mezz Senior/Pass-through	AAA/Aaa	1-104 / 1-193	3.02 / 3.19
Class II-A1	254,705,000	Fixed Rate/Senior/Pass-through	AAA/Aaa	1-104 / 1-238	4.16 / 4.98
Class M-1	20,487,000	Floating Rate / Mezzanine/Sequential	AA+/Aa1	37-104 / 37-161	5.62 / 6.14
Class M-2	19,826,000	Floating Rate / Mezzanine/Sequential	AA/Aa2	37-104 / 37-152	5.62 / 6.08
Class M-3	10,574,000	Floating Rate / Mezzanine/Sequential	AA-/Aa3	37-104 / 37-142	5.62 / 6.02
Class M-4	11,235,000	Floating Rate / Mezzanine/Sequential	A+/A1	37-104 / 37-135	5.62 / 5.96
Class M-5	9,913,000	Floating Rate / Mezzanine/Sequential	A/A2	37-104 / 37-127	5.62 / 5.87
Class M-6	8,591,000	Floating Rate / Mezzanine/Sequential	A-/A3	37-104 / 37-118	5.62 / 5.76
Class M-7	7,270,000	Floating Rate / Mezzanine/Sequential	BBB+/Baa1	37-104 / 37-108	5.59 / 5.60
Class M-8	6,609,000	Floating Rate / Mezzanine/Sequential	BBB/Baa2	37-97 / 37-97	5.39 / 5.39
Class M-9	6,609,000	Floating Rate / Mezzanine/Sequential	BBB-/Baa3	37-86 / 37-86	5.05 / 5.05

(1) Certificate sizes are subject to change (+/- 10%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Lead Manager:	UBS Investment Bank	Seller and Servicer:	Opteum Financial Services LLC
Co-Manager:	Bear, Stearns & Co. Inc.	Master Servicer:	Wells Fargo Bank, N.A.
Rating Agencies:	S&P / Moody's	Subservicer:	Cenlar, FSB
Trustee:	HSBC Bank USA, N.A.	Expected Pricing Date:	[August 10, 2005]
Securities Administrator:	Wells Fargo Bank, N.A.	Expected Settlement Date:	August 25, 2005

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Computational Materials Disclaimer

The analysis in this report is based on information provided by Opteum Mortgage Acceptance Corporation (the "Depositor"). Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS Securities LLC ("UBS") and not by the Issuer of the securities or any of its affiliates, is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Depositor. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS INITIAL PURCHASER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-4.
Offered Certificates:	The Class M-10 Certificates.
Non-Offered Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class X, Class P and Class R Certificates.
Class A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D, Class I-A2, and Class II-A1 Certificates.
Class I-A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class I-A2 Certificates.
Class I-A1 Certificates:	Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates.
Class II-A1 Certificates:	Class II-A1 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC.
Master Servicer:	Wells Fargo Bank, N.A.
Subservicer:	Cenlar, FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Counterparty:	Bear Stearns Financial Products, Inc.
LPMI Providers:	United Guaranty and PMI Mortgage Insurance Co.
Closing Date:	On or about August 25, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing September 25, 2005.
Cut-off Date:	August 1, 2005
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Servicing Fee:	The Servicing Fee for the Mortgage Loans will be 0.250% per annum. On and after the first interest rate adjustment date, for any adjustable rate Mortgage Loan, the Servicing Fee will equal 0.375% per annum.
Administrative Fees:	The related Servicing Fees, and the fee payable for those loans which are covered under the Lender-Paid Mortgage Insurance Policy.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Offered Certificates will **not** be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will **not** be ERISA eligible.
Tax Status:	One or more REMIC elections will be made with respect to the Trust.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Interest Payment Delay: The Class I-A1 and Class M Certificates have a 0 day delay. The Class II-A1 Certificates have a 24 day delay.

Day Count: The Class I-A1 and Class M Certificates are Actual/360. The Class II-A1 Certificates are 30/360.

Accrued Interest: 0 days for the Class I-A1 and Class M Certificates, which will settle flat. The Class II-A1 Certificates will settle with 24 days of Accrued Interest.

Mortgage Loans: The Mortgage Loans will consist of fixed and adjustable rate Mortgage Loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $1,071,738,004. There will be approximately 1,593 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $408,976,615 and approximately 2,402 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $662,761,389. Approximately 76.84% of the Mortgage Loans are interest only for an initial period. The Mortgage Loans will be divided into two loan groups.

Group I Mortgage Loans The Group I Mortgage Loans will consist of fixed and adjustable rate Mortgage Loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $845,156,398. There will be approximately 378 fixed rate Group I Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $182,395,009 and approximately 2,402 adjustable rate Group I Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $662,761,389.

Group II Mortgage Loans: The Group II Mortgage Loans will consist of fixed-rate Mortgage Loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties. There will be approximately 1,215 Group II Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $226,581,606.

Pre-funding Account: On the Closing Date, the Depositor will be required to deliver to the Trustee approximately $197,146,223, which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $52,853,777 which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts").

The amount on deposit in the Pre-Funding Accounts will be used to purchase Mortgage Loans (the "Subsequent Mortgage Loans") during the 30-day period following the Closing Date (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts upon termination of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.

Interest Coverage Account: On the Closing Date, the Depositor may pay to the Trustee for deposit in an interest coverage account relating to each loan group, an amount to be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the Funding Period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Y Structure. Class I-A Certificates: Floating-Rate Sequential/Pass-through Super Senior with Senior Mezzanine backed by the Group I Mortgage Loans. Class II-A1 Certificates: Fixed-Rate Senior Pass-through backed by the Group II Mortgage Loans. Class M: Floating-Rate Mezzanine Sequential backed by all of the Mortgage Loans.

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans.
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans.

Pass-Through Rate: The least of (a) 12.00% (only for the Class A Certificates), (b) the related Net WAC Rate and (c) the following:

Class	On or Prior to Optional Termination Date	After Optional Termination Date
Class I-APT	1ml + [ ]	1ml + 2.0x [ ]
Class I-A1A	1ml + [ ]	1ml + 2.0x [ ]
Class I-A1B	1ml + [ ]	1ml + 2.0x [ ]
Class I-A1C	1ml + [ ]	1ml + 2.0x [ ]
Class I-A1D	1ml + [ ]	1ml + 2.0x [ ]
Class I-A2	1ml + [ ]	1ml + 2.0x [ ]
Class II-A1	6.00%	6.00%
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]
Class M-5	1ml + [ ]	1ml + 1.5x [ ]
Class M-6	1ml + [ ]	1ml + 1.5x [ ]
Class M-7	1ml + [ ]	1ml + 1.5x [ ]
Class M-8	1ml + [ ]	1ml + 1.5x [ ]
Class M-9	1ml + [ ]	1ml + 1.5x [ ]
Class M-10	1ml + [ ]	1ml + 1.5x [ ]

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as initial Purchaser and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Class I-A Net WAC Rate

The weighted average of the Mortgage Rates on the Group I Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees adjusted for any net swap payments out of the trust. The Class I-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Class II-A Net WAC Rate

The weighted average of the Mortgage Rates on the Group II Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees. The Class II-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Class M Net WAC Rate

An amount equal to (x)

- (i) the Class I-A Net WAC Rate times
  - (a) the balance of the Group I Mortgage Loans minus
  - (b) the Class I-A Certificate balance, plus
- (ii) the Class II-A Net WAC Rate times
  - (a) the balance of the Group II Mortgage Loans, minus
  - (b) the Class II-A1 Certificate balance

divided by the sum of (y)

- (i) the balance of the Group I Mortgage Loans minus the Class I-A Certificate balance, and
- (ii) the balance of the Group II Mortgage Loans, minus the Class II-A1 Certificate balance

The Class M Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Interest Distributions on the Class A Certificates and Class M Certificates

On each Distribution Date the Securities Administrator shall withdraw from the Certificate Account that portion of the Available Distribution Amount for such Distribution Date consisting of the Interest Remittance Amount for such Distribution Date, and shall pay such amount in the following amounts and order of priority:

- (i) first, to each class of Class A Certificates, from their respective groups, the accrued interest thereon and any Interest Carry Forward Amount for that class, concurrently on a pro rata basis based on the respective amounts of interest accrued up to the related Pass-through Rate on such class of Class A Certificates for such Distribution Date; and
- (ii) second, sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, and Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, the accrued interest up to the Pass-through Rate for that class for such Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Principal Payments for Class A Certificates:

Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related Mortgage Loans unless the related Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 17.70% of the current balance of the Mortgage Loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates:

The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination:

The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date plus the amount in the Pre-Funding Accounts as of the closing date.

Interest Carry Forward Amount:

For any Distribution Date and any Class A or Class M Certificates the sum of:

(i) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(ii) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount:

For any Distribution Date and any Class A or Class M Certificates the sum of

(i) the excess, if any, of
  - (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate, over
  - (b) the amount of interest such class of Certificates accrued for such Distribution Date at the Pass-Through Rate for such Distribution Date,

(ii) the unpaid portion of any such amounts from the prior Distribution Date and

(iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Excess Interest:

Interest generated on the Mortgage Loans (net of the Administrative Fees and Net Swap Payments to the Swap Counterparty) is expected to be more than the interest required to be distributed on the Class A Certificates and Class M Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Class A and Class M Certificates, reimburse the certificates for present and past realized losses, pay any Basis Risk Shortfall Carry-Forward Amounts, to fund any Overcollateralization Increase Amount (each to the extent not covered by Net Swap Payments to the trust) or to pay the Swap Counterparty any Swap Termination Payment will be distributable to the Class X Certificates.

Senior Enhancement Percentage:

For any Distribution Date is the percentage obtained by dividing

(i) the sum of:

(a) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and

(b) the Overcollateralization Amount; by

(ii) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period plus any amounts remaining in the Pre-Funding Account.

Principal Remittance Amount:

With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period:

(i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced,

(ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and

(iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

Principal Distribution Amount:

On any Distribution Date, the lesser of

(i) the outstanding principal balance of the Class A and Class M Certificates and

(ii) the sum of

(a) the Principal Remittance Amount minus (1) any net swap payments or swap termination payment due to the Swap Counterparty (other than any amounts payable in the case of a Swap Provider Trigger Event) remaining unpaid (after application of interest collections used for this purpose on such Distribution Date), and (2) any Overcollateralization Release Amount, and

(b) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Class A Principal Distribution Amount:

With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of

- (i) the Principal Distribution Amount and
- (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of
  - (a) approximately 82.30% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and
  - (b) the excess of the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period over approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date plus the amount in the Pres-Funding Accounts as of the closing date.

Class I-A Principal Distribution Amount

On any Distribution Date

- (i) prior to the Stepdown Date or on which a Trigger Event is in effect,
  - (a) the Principal Distribution Amount multiplied by
  - (b) a fraction, the numerator of which is the portion of the Principal Remittance Amount related to the Group I Loans for that Distribution Date and the denominator of which the is Principal Remittance Amount for all of the Mortgage Loans for that Distribution Date and
- (ii) on or after the Stepdown Date and on which a Trigger Event is not in effect,
  - (a) the Class A Principal Distribution Amount multiplied by
  - (b) a fraction, the numerator of which is the portion of the Principal Remittance Amount related to the Group I Loans for that Distribution Date and the denominator of which the is Principal Remittance Amount for all of the Mortgage Loans for that Distribution Date.

Class II-A Principal Distribution Amount

On any Distribution Date

- (i) prior to the Stepdown Date or on which a Trigger Event is in effect,
  - (a) the Principal Distribution Amount multiplied by
  - (b) a fraction, the numerator of which is the portion of the Principal Remittance Amount related to the Group II Loans for that Distribution Date and the denominator of which the is Principal Remittance Amount for all of the Mortgage Loans for that Distribution Date and
- (ii) on or after the Stepdown Date and on which a Trigger Event is not in effect,
  - (a) the Class A Principal Distribution Amount multiplied by
  - (b) a fraction, the numerator of which is the portion of the Principal Remittance Amount related to the Group II Loans for that Distribution Date and the denominator of which the is Principal Remittance Amount for all of the Mortgage Loans for that Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 14.60% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),
(ii) Then to the Class M-2 Certificates until approximately a 11.60% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),
(iii) Then to the Class M-3 Certificates, until approximately a 10.00% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),
(iv) Then to the Class M-4 Certificates, until approximately a 8.30% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),
(v) Then to the Class M-5 Certificates, until approximately a 6.80% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),
(vi) Then to the Class M-6 Certificates, until approximately a 5.50% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),
(vii) Then to the Class M-7 Certificates, until approximately a 4.40% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),
(viii) Then to the Class M-8 Certificates, until approximately a 3.40% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),
(ix) Then to the Class M-9 Certificates, until approximately a 2.40% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),
(x) Then to the Class M-10 Certificates, until approximately a 1.00% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

Credit Enhancement Percentage is the percentage obtained by dividing
(i) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority (including the initial overcollateralization amount) by
(ii) the aggregate principal balance of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
    - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
    - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A***	8.85%	Class A***	17.70%
Class M-1	7.30%	Class M-1	14.60%
Class M-2	5.80%	Class M-2	11.60%
Class M-3	5.00%	Class M-3	10.00%
Class M-4	4.15%	Class M-4	8.30%
Class M-5	3.40%	Class M-5	6.80%
Class M-6	2.75%	Class M-6	5.50%
Class M-7	2.20%	Class M-7	4.40%
Class M-8	1.70%	Class M-8	3.40%
Class M-9	1.20%	Class M-9	2.40%
Class M-10	0.50%	Class M-10	1.00%

* *Approximate.*

** *Targeted.*

*** *The Class I-APT, I-A1A, I-A1B, I-A1C and I-A1D Certificates will have additional credit support provided by the Class I-A2 Certificates.*

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Monthly Excess Interest: On Each Distribution Date, monthly Excess Interest for each loan group will be distributed in the following order of priority (to the extent not covered by the Swap Agreement):

(i) first, to the Class A Certificates and Class M Certificates, an amount equal to any Overcollateralization Increase Amount payable as part of the Principal Distribution Amount;

(ii) second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, in an amount equal to any Interest Carry Forward Amount for such class or classes;

(iii) third, sequentially to the Class I-A2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, in an amount equal to any Allocated Realized Loss Amount for such class or classes;

(iv) fourth, to pay the Basis Risk Shortfall Carry-Forward Amounts to the Class A Certificates and Class M Certificates as follows: first, to the Class A Certificates, on a pro rata basis, based on the Basis Risk Shortfall Carry Forward Amounts of each such class of Certificates and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, any related Basis Risk Shortfall Carry-Forward Amount for such class or classes remaining unpaid on such Distribution Date;

(v) fifth, to the Supplemental Interest Trust for payment to the Swap Provider any Swap Termination Payments owed to the Swap Provider due to a Swap Provider Trigger Event not previously paid; and

(vi) sixth, to the holders of the Class X, Class P and Class R Certificates as provided in the Pooling and Servicing Agreement

Overcollateralization Amount: With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period plus any amounts remaining in the Pre-Funding Account less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount: As of any Distribution Date, the excess, if any, of:

(i) the Overcollateralization Target Amount for such Distribution Date, over

(ii) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount: As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; plus any amounts remaining in the Pre-Funding Account.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(i) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(ii) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date:

The later to occur of:

(i) the Distribution Date in September 2008 and

(ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 17.70%

Trigger Event:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
[September 2005 to August 2008]	[N/A]
[September 2008 to August 2009]	[1.00%]
[September 2009 to August 2010]	[1.50%]
[September 2010 to August 2011]	[2.00%]
[September 2011and thereafter]	[2.50%]

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [35%] of the Senior Enhancement Percentage.

Allocation of Losses

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class X Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates, and twelfth, to the Class M-1 Certificates.

After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero any additional losses will be allocated to the related Class A certificates. Any such losses related to the Class I-A Certificates will be allocated to the Class I-A2 Certificates until the balance of the Class I-A2 Certificates has been reduced to zero.

Investors in the Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class II-A1 Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class I-A2 Certificates and Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class I-A2 Certificates and Class M Certificates may be distributed to the holders of those certificates from Excess Interest and Net Swap Payment s to the trust (the " Applied Realized Loss Amount"), sequentially.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Advances:	The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Prepayment Interest Shortfall:	With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.
Compensating Interest:	The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Swap Agreement

Swap Agreement:

On the Closing Date, the Trustee on behalf of a separate trust created under the Pooling and Servicing Agreement (the "Supplemental Interest Trust") will enter into a Swap Agreement with Bear Stearns Financial Products (the "Swap Counterparty") for the benefit of the Class I-A and Class M Certificates. The first non-zero notional amount of the Swap Agreement will be approximately $1,029,340,624. Under the Swap Agreement, on each Distribution Date until the swap is retired

(i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to 4.75% per annum on a notional balance equal to the lesser of
  (a) the swap notional amount for such Distribution Date set forth in the schedule on the following page and
  (b) the aggregate principal balance of the Group I Mortgage Loans at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and

(ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period

On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders. In the event that the Supplemental Interest Trust is required to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class X Certificates.

Shown below is the aggregate swap notional amount schedule, which generally has been derived (in reference to the Group 1 Mortgage Loans) by adding

(i) for the fixed rate collateral, a notional balance corresponding to 1.5 times the pricing speed and

(ii) for the adjustable rate collateral
  (a) during the respective fixed rate period, a notional balance corresponding to 1.5 times the pricing speed and
  (b) during the respective adjustable rate period, zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on *information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to* you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	0	37	167,169,419.01	73	36,646,844.47
2	1,029,340,624.48	38	161,087,407.35	74	35,632,607.82
3	989,851,240.48	39	155,246,364.12	75	34,646,954.14
4	957,835,255.56	40	149,636,027.12	76	33,689,048.40
5	936,150,734.45	41	144,246,594.71	77	32,758,081.44
6	912,458,982.99	42	139,068,704.46	78	31,853,269.09
7	886,091,535.60	43	134,093,412.75	79	30,973,851.36
8	857,172,630.52	44	129,312,175.37	80	30,119,091.59
9	825,857,580.51	45	124,716,829.03	81	29,288,275.68
10	792,412,101.56	46	120,299,573.76	82	28,304,111.30
11	758,100,490.81	47	116,052,956.11	83	27,074,555.28
12	725,339,206.52	48	111,969,853.18	84	26,331,570.50
13	694,062,237.77	49	108,043,457.37	85	25,619,104.71
14	664,200,264.43	50	104,267,261.86	86	24,925,898.97
15	635,687,262.79	51	100,635,046.80	87	24,251,429.37
16	608,460,347.17	52	97,140,866.13	88	23,595,186.46
17	582,459,619.25	53	93,779,034.99	89	22,956,674.90
18	557,628,024.56	54	90,544,117.80	90	22,335,413.00
19	533,911,216.03	55	87,430,916.82	91	21,730,932.39
20	511,257,424.01	56	84,406,195.64	92	21,142,777.58
21	486,953,397.23	57	80,865,231.98	93	20,570,505.63
22	450,254,233.54	58	69,911,190.83	94	20,013,685.81
23	311,195,804.84	59	54,384,941.47	95	19,471,899.19
24	298,632,783.13	60	52,866,005.56	96	18,944,738.39
25	287,019,754.95	61	51,390,633.00	97	18,431,807.19
26	275,893,823.58	62	49,957,514.12	98	17,932,720.25
27	265,233,359.28	63	48,565,381.44	99	17,447,102.78
28	255,017,729.90	64	47,213,008.27	100	16,974,590.26
29	245,227,253.84	65	45,899,207.23	101	16,514,828.15
30	235,843,155.19	66	44,622,828.89	102	16,067,471.61
31	226,847,521.02	67	43,382,760.45	103	15,632,185.21
32	218,067,365.83	68	42,177,924.44	104	15,208,642.70
33	208,338,190.30	69	41,007,277.55		
34	187,960,685.42	70	39,869,809.40		
35	180,099,835.16	71	38,764,541.44		
36	173,503,144.34	72	37,690,525.85		

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Swap Agreement (continued)

Swap Agreement:(*Cont.*)

The amounts paid by the trust to the Supplemental Interest Trust as described above, and amounts paid by the Swap Counterparty to the Supplemental Interest Trust under the Swap Agreement, will be deposited into a reserve account (the "Swap Account").

The amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

(i) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and

(ii) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

The amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by the net monthly excess cashflow on that Distribution Date:

(i) to the holders of the Class I-A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

(ii) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;

(iii) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

(iv) to pay the holder of the Class I-A2 Certificates and then to the Class M Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed;

(v) to pay, first to the Class A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and

(vi) to the parties named in the Pooling and Servicing Agreement, any remaining amounts.

Swap Provider Trigger Event:

A "Swap Provider Trigger Event" shall mean:

(i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or

(ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-APT					
Avg. Life (yrs)	20.73	5.89	3.02	1.94	1.35
Window (mo)	1 - 345	1 - 194	1 - 104	1 - 67	1 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class I-A1A					
Avg. Life (yrs)	14.51	1.80	1.00	0.72	0.58
Window (mo)	1 - 242	1 - 43	1 - 22	1 - 15	1 - 12
Expected Final Mat.	Oct-2025	Mar-2009	Jun-2007	Nov-2006	Aug-2006
Class I-A1B					
Avg. Life (yrs)	23.59	6.05	3.00	1.90	1.40
Window (mo)	242 - 321	43 - 116	22 - 57	15 - 33	12 - 23
Expected Final Mat.	May-2032	Apr-2015	May-2010	May-2008	Jul-2007
Class I-A1C					
Avg. Life (yrs)	27.82	12.15	6.11	3.73	2.32
Window (mo)	321 - 345	116 - 185	57 - 96	33 - 67	23 - 33
Expected Final Mat.	May-2034	Jan-2021	Aug-2013	Aug-2010	Aug-2008
Class I-A1D					
Avg. Life (yrs)	28.75	16.12	8.61	5.51	3.56
Window (mo)	345 - 345	185 - 194	96 - 104	60 - 67	23 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class I-A2					
Avg. Life (yrs)	20.73	5.89	3.02	1.94	1.35
Window (mo)	1 - 345	1 - 194	1 - 104	1 - 67	1 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class II-A1					
Avg. Life (yrs)	20.10	7.79	4.16	2.74	1.97
Window (mo)	1 - 345	1 - 194	1 - 104	1 - 67	1 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-1					
Avg. Life (yrs)	26.35	10.87	5.62	4.09	3.91
Window (mo)	269 - 345	64 - 194	37 - 104	40 - 67	45 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis – To 10% Optional Termination (continued)

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-2					
Avg. Life (yrs)	26.35	10.87	5.62	4.05	3.73
Window (mo)	269 - 345	64 - 194	37 - 104	39 - 67	43 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-3					
Avg. Life (yrs)	26.35	10.87	5.62	4.01	3.62
Window (mo)	269 - 345	64 - 194	37 - 104	39 - 67	42 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-4					
Avg. Life (yrs)	26.35	10.87	5.62	4.01	3.56
Window (mo)	269 - 345	64 - 194	37 - 104	38 - 67	41 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-5					
Avg. Life (yrs)	26.35	10.87	5.62	3.97	3.49
Window (mo)	269 - 345	64 - 194	37 - 104	38 - 67	40 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-6					
Avg. Life (yrs)	26.35	10.87	5.62	3.97	3.44
Window (mo)	269 - 345	64 - 194	37 - 104	38 - 67	39 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-7					
Avg. Life (yrs)	26.33	10.82	5.59	3.94	3.40
Window (mo)	269 - 345	64 - 194	37 - 104	37 - 67	38 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-8					
Avg. Life (yrs)	26.24	10.50	5.39	3.77	3.25
Window (mo)	269 - 341	64 - 184	37 - 97	37 - 62	38 - 44
Expected Final Mat.	Jan-2034	Dec-2020	Sep-2013	Oct-2010	Apr-2009
Class M-9					
Avg. Life (yrs)	26.06	9.94	5.05	3.56	3.15
Window (mo)	269 - 336	64 - 165	37 - 86	37 - 55	37 - 39
Expected Final Mat.	Aug-2033	May-2019	Oct-2012	Mar-2010	Nov-2008
Class M-10					
Avg. Life (yrs)	24.95	8.05	4.05	3.16	3.08
Window (mo)	269 - 326	64 - 138	37 - 70	37 - 45	37 - 37
Expected Final Mat.	Oct-2032	Feb-2017	Jun-2011	May-2009	Sep-2008

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-APT					
Avg. Life (yrs)	20.78	6.15	3.19	2.03	1.39
Window (mo)	1 - 357	1 - 312	1 - 193	1 - 122	1 - 77
Expected Final Mat.	May-2035	Aug-2031	Sep-2021	Oct-2015	Jan-2012
Class I-A1A					
Avg. Life (yrs)	14.51	1.80	1.00	0.72	0.58
Window (mo)	1 - 242	1 - 43	1 - 22	1 - 15	1 - 12
Expected Final Mat.	Oct-2025	Mar-2009	Jun-2007	Nov-2006	Aug-2006
Class I-A1B					
Avg. Life (yrs)	23.59	6.05	3.00	1.90	1.40
Window (mo)	242 - 321	43 - 116	22 - 57	15 - 33	12 - 23
Expected Final Mat.	May-2032	Apr-2015	May-2010	May-2008	Jul-2007
Class I-A1C					
Avg. Life (yrs)	27.83	12.15	6.11	3.73	2.32
Window (mo)	321 - 346	116 - 185	57 - 196	33 - 60	23 - 33
Expected Final Mat.	Jun-2034	Jan-2021	Aug-2013	Aug-2010	May-2008
Class I-A1D					
Avg. Life (yrs)	29.34	19.47	10.72	6.72	4.11
Window (mo)	346 - 357	185 - 312	96 - 193	60 - 122	33 - 77
Expected Final Mat.	May-2035	Aug-2031	Sep-2021	Oct-2015	Jan-2012
Class I-A2					
Avg. Life (yrs)	20.78	6.15	3.19	2.03	1.39
Window (mo)	1 - 357	1 - 312	1 - 193	1 - 122	1 - 77
Expected Final Mat.	May-2035	Aug-2031	Sep-2021	Oct-2015	Jan-2012
Class II-A					
Avg. Life (yrs)	20.14	8.74	4.98	3.36	2.49
Window (mo)	1 - 357	1 - 336	1 - 238	1 - 162	1 - 119
Expected Final Mat.	May-2035	Aug-2033	Jun-2025	Feb-2019	Jul-2015
Class M-1					
Avg. Life (yrs)	26.44	11.62	6.14	4.43	4.15
Window (mo)	269 - 354	64 - 274	37 - 161	40 - 106	45 - 75
Expected Final Mat.	Feb-2035	Jun-2028	Jan-2019	Jun-2014	Nov-2011

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis – To Maturity (continued)

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-2					
Avg. Life (yrs)	26.43	11.55	6.08	4.35	3.94
Window (mo)	269 - 353	64 - 263	37 - 152	39 - 99	43 - 71
Expected Final Mat.	Jan-2035	Jul-2027	Apr-2018	Nov-2013	Jul-2011
Class M-3					
Avg. Life (yrs)	26.43	11.47	6.02	4.27	3.80
Window (mo)	269 - 352	64 - 250	37 - 142	39 - 92	42 - 65
Expected Final Mat.	Dec-2034	Jun-2026	Jun-2017	Apr-2013	Jan-2011
Class M-4					
Avg. Life (yrs)	26.42	11.38	5.96	4.22	3.70
Window (mo)	269 - 351	64 - 241	37 - 135	38 - 87	41 - 62
Expected Final Mat.	Nov-2034	Sep-2025	Nov-2016	Nov-2012	Oct-2010
Class M-5					
Avg. Life (yrs)	26.40	11.25	5.87	4.12	3.59
Window (mo)	269 - 349	64 - 228	37 - 127	38 - 81	40 - 58
Expected Final Mat.	Sep-2034	Aug-2024	Mar-2016	May-2012	Jun-2010
Class M-6					
Avg. Life (yrs)	26.37	11.08	5.76	4.04	3.49
Window (mo)	269 - 348	64 - 215	37 - 118	38 - 75	39 - 53
Expected Final Mat.	Aug-2034	Jul-2023	Jun-2015	Nov-2011	Jan-2010
Class M-7					
Avg. Life (yrs)	26.33	10.84	5.60	3.94	3.40
Window (mo)	269 - 345	64 - 200	37 - 108	37 - 69	38 - 49
Expected Final Mat.	May-2034	Apr-2022	Aug-2014	May-2011	Sep-2009
Class M-8					
Avg. Life (yrs)	26.24	10.50	5.39	3.77	3.25
Window (mo)	269 - 341	64 - 184	37 - 97	37 - 62	38 - 44
Expected Final Mat.	Jan-2034	Dec-2020	Sep-2013	Oct-2010	Apr-2009
Class M-9					
Avg. Life (yrs)	26.06	9.94	5.05	3.56	3.15
Window (mo)	269 - 336	64 - 165	37 - 86	37 - 55	37 - 39
Expected Final Mat.	Aug-2033	May-2019	Oct-2012	Mar-2010	Nov-2008
Class M-10					
Avg. Life (yrs)	24.95	8.05	4.05	3.16	3.08
Window (mo)	269 - 326	64 - 138	37 - 70	37 - 45	37 - 37
Expected Final Mat.	Oct-2032	Feb-2017	Jun-2011	May-2009	Sep-2008

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Available Funds Cap - Indices @ 20%

Pd	Class A AFC (%)	Class M AFC (%)	Pd	Class A AFC (%)	Class M AFC (%)	Pd	Class A AFC (%)	Class M AFC (%)
1	n/a	n/a	37	12.00	16.86	73	12.00	12.77
2	12.00	20.91	38	12.00	18.14	74	12.00	13.92
3	12.00	20.91	39	12.00	17.01	75	12.00	12.67
4	12.00	20.91	40	12.00	17.97	76	12.00	13.82
5	12.00	20.91	41	12.00	17.86	77	12.00	12.57
6	12.00	20.91	42	12.00	17.59	78	12.00	12.52
7	12.00	20.91	43	12.00	20.37	79	12.00	14.97
8	12.00	20.91	44	12.00	17.05	80	12.00	12.43
9	12.00	20.91	45	12.00	17.76	81	12.00	13.59
10	12.00	20.91	46	12.00	16.76	82	12.00	12.39
11	12.00	20.91	47	12.00	17.48	83	12.00	13.73
12	12.00	20.91	48	12.00	16.28	84	12.00	12.48
13	12.00	20.91	49	12.00	16.03	85	12.00	12.45
14	12.00	20.91	50	12.00	16.76	86	12.00	13.65
15	12.00	20.91	51	12.00	15.59	87	12.00	12.39
16	12.00	20.91	52	12.00	16.40	88	12.00	13.60
17	12.00	20.91	53	12.00	15.22	89	12.00	12.35
18	12.00	20.91	54	12.00	15.01	90	12.00	12.33
19	12.00	20.91	55	12.00	17.92	91	12.00	16.28
20	12.00	20.91	56	12.00	14.59	92	12.00	12.29
21	12.00	20.91	57	12.00	15.36	93	12.00	13.52
22	12.00	20.91	58	12.00	14.04	94	12.00	12.27
23	12.00	20.91	59	12.00	14.82	95	12.00	13.50
24	12.00	20.91	60	12.00	13.53	96	12.00	12.25
25	12.00	20.91	61	12.00	13.46	97	12.00	12.24
26	12.00	20.91	62	12.00	14.61	98	12.00	13.49
27	12.00	20.91	63	12.00	13.34	99	12.00	12.24
28	12.00	20.91	64	12.00	14.49	100	12.00	13.50
29	12.00	20.91	65	12.00	13.24	101	12.00	12.25
30	12.00	20.66	66	12.00	13.17	102	12.00	12.26
31	12.00	21.17	67	12.00	17.00	103	12.00	16.36
32	12.00	19.36	68	12.00	13.05	104	12.00	12.29
33	12.00	19.52	69	12.00	14.20			
34	12.00	17.25	70	12.00	12.94			
35	12.00	18.60	71	12.00	14.08			
36	12.00	17.30	72	12.00	12.82			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Proceeds from swap included

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange *Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be* superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	n/a	37	1.48	73	1.53
2	0.70	38	1.56	74	1.60
3	0.74	39	1.49	75	1.53
4	0.78	40	1.56	76	1.60
5	0.77	41	1.49	77	1.52
6	0.78	42	1.48	78	1.52
7	0.84	43	1.69	79	1.67
8	0.79	44	1.48	80	1.52
9	0.82	45	1.55	81	1.59
10	0.81	46	1.48	82	1.52
11	0.85	47	1.55	83	1.60
12	0.83	48	1.48	84	1.52
13	0.84	49	1.48	85	1.52
14	0.88	50	1.55	86	1.59
15	0.86	51	1.48	87	1.52
16	0.90	52	1.55	88	1.59
17	0.87	53	1.48	89	1.52
18	0.88	54	1.47	90	1.52
19	0.99	55	1.69	91	1.73
20	0.89	56	1.47	92	1.52
21	0.95	57	1.55	93	1.58
22	0.99	58	1.51	94	1.51
23	1.48	59	1.64	95	1.58
24	1.42	60	1.55	96	1.51
25	1.42	61	1.55	97	1.51
26	1.48	62	1.63	98	1.58
27	1.42	63	1.55	99	1.51
28	1.49	64	1.62	100	1.58
29	1.42	65	1.54	101	1.51
30	1.42	66	1.54	102	1.51
31	1.55	67	1.77	103	1.71
32	1.42	68	1.54	104	1.51
33	1.49	69	1.61		
34	1.48	70	1.53		
35	1.55	71	1.61		
36	1.48	72	1.53		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.56%; 6-Month Libor; 3.98%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	n/a	37	1.13	73	1.15
2	0.70	38	1.21	74	1.24
3	0.73	39	1.11	75	1.14
4	0.76	40	1.19	76	1.23
5	0.73	41	1.11	77	1.14
6	0.73	42	1.10	78	1.13
7	0.79	43	1.36	79	1.33
8	0.73	44	1.08	80	1.13
9	0.76	45	1.16	81	1.22
10	0.73	46	1.06	82	1.13
11	0.76	47	1.16	83	1.24
12	0.73	48	1.06	84	1.14
13	0.72	49	1.06	85	1.14
14	0.74	50	1.15	86	1.23
15	0.70	51	1.05	87	1.14
16	0.72	52	1.14	88	1.23
17	0.66	53	1.05	89	1.14
18	0.64	54	1.04	90	1.13
19	0.76	55	1.32	91	1.41
20	0.61	56	1.03	92	1.13
21	0.66	57	1.13	93	1.22
22	0.66	58	1.10	94	1.13
23	1.11	59	1.30	95	1.22
24	1.04	60	1.19	96	1.13
25	1.05	61	1.19	97	1.13
26	1.14	62	1.28	98	1.22
27	1.07	63	1.18	99	1.12
28	1.17	64	1.28	100	1.21
29	1.09	65	1.18	101	1.13
30	1.10	66	1.17	102	1.12
31	1.27	67	1.47	103	1.39
32	1.11	68	1.16	104	1.12
33	1.20	69	1.26		
34	1.16	70	1.15		
35	1.24	71	1.26		
36	1.14	72	1.15		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Contact Information

ABS Banking	
Shahid Quraishi *Managing Director*	Tel: (212) 713-2728 shahid.quraishi@ubs.com
Paul Scialabba *Executive Director*	Tel: (212) 713-9832 paul.scialabba@ubs.com
Patrick Fitzsimonds *Associate Director*	Tel: (212) 713-6271 patrick.fitzsimonds@ubs.com
Michael Zentz *Associate*	Tel: (212) 713-6099 michael.zentz@ubs.com
Sharmeen Khan *Analyst*	Tel: (212) 713-6252 sharmeen.khan@ubs.com
MBS/ABS Trading	
Saro Cutri *Executive Director*	Tel: (212) 713-4333 saro.cutri@ubs.com
Stuart Lippman *Director*	Tel: (212) 713-2946 stuart.lippman@ubs.com
Brian Bowes *Director*	Tel: (212) 713-2860 brian.bowes@ubs.com
MBS/ABS Structuring	
David Rashty *Associate Director*	Tel: (212) 713-2860 david.rashty@ubs.com
Margarita Genis *Associate Director*	Tel: (212) 713-2862 margarita.genis@ubs.com
Jennie Tom *Collateral Analyst*	Tel: (212) 713-4701 jennie.tom@ubs.com
Rating Agencies	
Danielle Stumberger	Tel: (212) 438-3514 danielle_stumberger@standardandpoors.com
Spencer Van Kirk	Tel: (212) 438-3135 spencer_van_kirk@standardandpoors.com
Chris Deasy	Tel: (212) 438-2405 Chris_Deasy@standardandpoors.com
Sang Shin	Tel: (212) 553-4976 sang.shin@moodys.com

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Term Sheet | **Public Offering** | **Prepared: August 11, 2005**



Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-4*

Approximate Total Offered Size: $1,305,878,000

Opteum Financial Services, LLC
Seller and Servicer

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

Opteum Mortgage Acceptance Corporation
Depositor

Class	Amount(1)	Interest Type / Class	Ratings (S&P / Moody's)	Principal Window (Call/Mat)(2)	WAL (Call/Mat)(2)
Class I-APT	305,000,000	Floating Rate/Super Senior/Pass-through	AAA/Aaa	1-104 / 1-193	3.02 / 3.19
Class I-A1A	229,239,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	1-22 / 1-22	1.00 / 1.00
Class I-A1B	201,753,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	22-57 / 22-57	3.00 / 3.00
Class I-A1C	76,190,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	57-96 / 57-196	6.11 / 6.11
Class I-A1D	42,871,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	96-104 / 96-193	8.61 / 10.72
Class I-A2	95,006,000	Floating Rate / Mezz Senior/Pass-through	AAA/Aaa	1-104 / 1-193	3.02 / 3.19
Class II-A1	254,705,000	Fixed Rate/Senior/Pass-through	AAA/Aaa	1-104 / 1-238	4.16 / 4.98
Class M-1	20,487,000	Floating Rate / Mezzanine/Sequential	AA+/Aa1	37-104 / 37-161	5.62 / 6.14
Class M-2	19,826,000	Floating Rate / Mezzanine/Sequential	AA/Aa2	37-104 / 37-152	5.62 / 6.08
Class M-3	10,574,000	Floating Rate / Mezzanine/Sequential	AA-/Aa3	37-104 / 37-142	5.62 / 6.02
Class M-4	11,235,000	Floating Rate / Mezzanine/Sequential	A+/A1	37-104 / 37-135	5.62 / 5.96
Class M-5	9,913,000	Floating Rate / Mezzanine/Sequential	A/A2	37-104 / 37-127	5.62 / 5.87
Class M-6	8,591,000	Floating Rate / Mezzanine/Sequential	A-/A3	37-104 / 37-118	5.62 / 5.76
Class M-7	7,270,000	Floating Rate / Mezzanine/Sequential	BBB+/Baa1	37-104 / 37-108	5.59 / 5.60
Class M-8	6,609,000	Floating Rate / Mezzanine/Sequential	BBB/Baa2	37-97 / 37-97	5.39 / 5.39
Class M-9	6,609,000	Floating Rate / Mezzanine/Sequential	BBB-/Baa3	37-86 / 37-86	5.05 / 5.05
Non-Offered Certificates					
Class M-10	9,252,000	Floating Rate / Mezzanine/Sequential	BB/Ba2	37-70 / 37-70	4.05 / 4.05

(1) Certificate sizes are subject to change (+/- 10%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Lead Manager:	UBS Investment Bank	Seller and Servicer:	Opteum Financial Services LLC
Co-Manager:	Bear, Stearns & Co. Inc.	Master Servicer:	Wells Fargo Bank, N.A.
Rating Agencies:	S&P / Moody's	Subservicer:	Cenlar, FSB
Trustee:	HSBC Bank USA, N.A.	Expected Pricing Date:	[August 10, 2005]
Securities Administrator:	Wells Fargo Bank, N.A.	Expected Settlement Date:	August 25, 2005

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Computational Materials Disclaimer

The analysis in this report is based on information provided by Opteum Mortgage Acceptance Corporation (the "Depositor"). Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS Securities LLC ("UBS") and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Depositor. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-4.
Offered Certificates:	The Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, and Class M-9 Certificates.
Non-Offered Certificates:	The Class M-10, Class X, Class P and Class R Certificates.
Class A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D, Class I-A2, and Class II-A1 Certificates.
Class I-A Certificates:	Class I-APT, I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class I-A2 Certificates.
Class I-A1 Certificates:	Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates.
Class II-A1 Certificates:	Class II-A1 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC.
Master Servicer:	Wells Fargo Bank, N.A.
Subservicer:	Cenlar, FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Counterparty:	[Bear Stearns Financial Products, Inc.]
LPMI Providers:	United Guaranty and PMI Mortgage Insurance Co.
Closing Date:	On or about August 25, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing September 25, 2005.
Cut-off Date:	August 1, 2005
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Servicing Fee:	The Servicing Fee for the Mortgage Loans will be 0.250% per annum. On and after the first interest rate adjustment date, for any adjustable rate Mortgage Loan, the Servicing Fee will equal 0.375% per annum.
Administrative Fees:	The related Servicing Fees, and the fee payable for those loans which are covered under the Lender-Paid Mortgage Insurance Policy.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2 and Class M-3 Offered Certificates will be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will **not** be ERISA eligible.
Tax Status:	One or more REMIC elections will be made with respect to the Trust.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Interest Payment Delay: The Class I-A1 and Class M Certificates have a 0 day delay. The Class II-A1 Certificates have a 24 day delay.

Day Count: The Class I-A1 and Class M Certificates are Actual/360. The Class II-A1 Certificates are 30/360.

Accrued Interest: 0 days for the Class I-A1 and Class M Certificates, which will settle flat. The Class II-A1 Certificates will settle with 24 days of Accrued Interest.

Mortgage Loans: The Mortgage Loans will consist of fixed and adjustable rate Mortgage Loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $1,071,738,004. There will be approximately 1,593 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $408,976,615 and approximately 2,402 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $662,761,389. Approximately 76.84% of the Mortgage Loans are interest only for an initial period. The Mortgage Loans will be divided into two loan groups.

Group I Mortgage Loans The Group I Mortgage Loans will consist of fixed and adjustable rate Mortgage Loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $845,156,398. There will be approximately 378 fixed rate Group I Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $182,395,009 and approximately 2,402 adjustable rate Group I Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $662,761,389.

Group II Mortgage Loans: The Group II Mortgage Loans will consist of fixed-rate Mortgage Loans, which accrue interest on a 30/360 basis and are secured by first lien mortgages on one-to four-family properties. There will be approximately 1,215 Group II Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $226,581,606.

Pre-funding Account: On the Closing Date, the Depositor will be required to deliver to the Trustee approximately $197,146,223, which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $52,853,777 which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts").

The amount on deposit in the Pre-Funding Accounts will be used to purchase Mortgage Loans (the "Subsequent Mortgage Loans") during the 30-day period following the Closing Date (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts upon termination of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.

Interest Coverage Account: On the Closing Date, the Depositor may pay to the Trustee for deposit in an interest coverage account relating to each loan group, an amount to be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the Funding Period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Y Structure. Class I-A Certificates: Floating-Rate Sequential/Pass-through Super Senior with Senior Mezzanine backed by the Group I Mortgage Loans. Class II-A1 Certificates: Fixed-Rate Senior Pass-through backed by the Group II Mortgage Loans. Class M: Floating-Rate Mezzanine Sequential backed by all of the Mortgage Loans.

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans.
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans.

Pass-Through Rate: The least of (a) 12.00% (only for the Class A Certificates), (b) the related Net WAC Rate and (c) the following:

Class	On or Prior to Optional Termination Date	After Optional Termination Date
Class I-APT	1ml + [ ]	1ml + 2.0x [ ]
Class I-A1A	1ml + [ ]	1ml + 2.0x [ ]
Class I-A1B	1ml + [ ]	1ml + 2.0x [ ]
Class I-A1C	1ml + [ ]	1ml + 2.0x [ ]
Class I-A1D	1ml + [ ]	1ml + 2.0x [ ]
Class I-A2	1ml + [ ]	1ml + 2.0x [ ]
Class II-A1	6.00%	6.00%
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]
Class M-5	1ml + [ ]	1ml + 1.5x [ ]
Class M-6	1ml + [ ]	1ml + 1.5x [ ]
Class M-7	1ml + [ ]	1ml + 1.5x [ ]
Class M-8	1ml + [ ]	1ml + 1.5x [ ]
Class M-9	1ml + [ ]	1ml + 1.5x [ ]
Class M-10	1ml + [ ]	1ml + 1.5x [ ]

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Class I-A Net WAC Rate

The weighted average of the Mortgage Rates on the Group I Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees adjusted for any net swap payments out of the trust. The Class I-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Class II-A Net WAC Rate

The weighted average of the Mortgage Rates on the Group II Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fees. The Class II-A Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Class M Net WAC Rate

An amount equal to (x)

- (i) the Class I-A Net WAC Rate times
  - (a) the balance of the Group I Mortgage Loans minus
  - (b) the Class I-A Certificate balance, plus
- (ii) the Class II-A Net WAC Rate times
  - (a) the balance of the Group II Mortgage Loans, minus
  - (b) the Class II-A1 Certificate balance

divided by the sum of (y)

- (i) the balance of the Group I Mortgage Loans minus the Class I-A Certificate balance, and
- (ii) the balance of the Group II Mortgage Loans, minus the Class II-A1 Certificate balance

The Class M Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Interest Distributions on the Class A Certificates and Class M Certificates

On each Distribution Date the Securities Administrator shall withdraw from the Certificate Account that portion of the Available Distribution Amount for such Distribution Date consisting of the Interest Remittance Amount for such Distribution Date, and shall pay such amount in the following amounts and order of priority:

- (i) first, to each class of Class A Certificates, from their respective groups, the accrued interest thereon and any Interest Carry Forward Amount for that class, concurrently on a pro rata basis based on the respective amounts of interest accrued up to the related Pass-through Rate on such class of Class A Certificates for such Distribution Date; and
- (ii) second, sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, and Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, the accrued interest up to the Pass-through Rate for that class for such Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Principal Payments for Class A Certificates:

Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related Mortgage Loans unless the related Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 17.70% of the current balance of the Mortgage Loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates:

The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination:

The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date plus the amount in the Pre-Funding Accounts as of the closing date.

Interest Carry Forward Amount:

For any Distribution Date and any Class A or Class M Certificates the sum of:

(i) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(ii) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount:

For any Distribution Date and any Class A or Class M Certificates the sum of

(i) the excess, if any, of
  (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate, over
  (b) the amount of interest such class of Certificates accrued for such Distribution Date at the Pass-Through Rate for such Distribution Date,

(ii) the unpaid portion of any such amounts from the prior Distribution Date and

(iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Excess Interest:

Interest generated on the Mortgage Loans (net of the Administrative Fees and Net Swap Payments to the Swap Counterparty) is expected to be more than the interest required to be distributed on the Class A Certificates and Class M Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Class A and Class M Certificates, reimburse the certificates for present and past realized losses, pay any Basis Risk Shortfall Carry-Forward Amounts, to fund any Overcollateralization Increase Amount (each to the extent not covered by Net Swap Payments to the trust) or to pay the Swap Counterparty any Swap Termination Payment will be distributable to the Class X Certificates.

Senior Enhancement Percentage:

For any Distribution Date is the percentage obtained by dividing

(i) the sum of:

(a) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and

(b) the Overcollateralization Amount; by

(ii) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period plus any amounts remaining in the Pre-Funding Account.

Principal Remittance Amount:

With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period:

(i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced,

(ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and

(iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

Principal Distribution Amount:

On any Distribution Date, the lesser of

(i) the outstanding principal balance of the Class A and Class M Certificates and

(ii) the sum of

(a) the Principal Remittance Amount minus (1) any net swap payments or swap termination payment due to the Swap Counterparty (other than any amounts payable in the case of a Swap Provider Trigger Event) remaining unpaid (after application of interest collections used for this purpose on such Distribution Date), and (2) any Overcollateralization Release Amount, and

(b) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Class A Principal Distribution Amount:

With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of

- (i) the Principal Distribution Amount and
- (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of
  - (a) approximately 82.30% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and
  - (b) the excess of the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period over approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date plus the amount in the Pres-Funding Accounts as of the closing date.

Class I-A Principal Distribution Amount

On any Distribution Date

- (i) prior to the Stepdown Date or on which a Trigger Event is in effect,
  - (a) the Principal Distribution Amount multiplied by
  - (b) a fraction, the numerator of which is the portion of the Principal Remittance Amount related to the Group I Loans for that Distribution Date and the denominator of which the is Principal Remittance Amount for all of the Mortgage Loans for that Distribution Date and
- (ii) on or after the Stepdown Date and on which a Trigger Event is not in effect,
  - (a) the Class A Principal Distribution Amount multiplied by
  - (b) a fraction, the numerator of which is the portion of the Principal Remittance Amount related to the Group I Loans for that Distribution Date and the denominator of which the is Principal Remittance Amount for all of the Mortgage Loans for that Distribution Date.

Class II-A Principal Distribution Amount

On any Distribution Date

- (i) prior to the Stepdown Date or on which a Trigger Event is in effect,
  - (a) the Principal Distribution Amount multiplied by
  - (b) a fraction, the numerator of which is the portion of the Principal Remittance Amount related to the Group II Loans for that Distribution Date and the denominator of which the is Principal Remittance Amount for all of the Mortgage Loans for that Distribution Date and
- (ii) on or after the Stepdown Date and on which a Trigger Event is not in effect,
  - (a) the Class A Principal Distribution Amount multiplied by
  - (b) a fraction, the numerator of which is the portion of the Principal Remittance Amount related to the Group II Loans for that Distribution Date and the denominator of which the is Principal Remittance Amount for all of the Mortgage Loans for that Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 14.60% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),
(ii) Then to the Class M-2 Certificates until approximately a 11.60% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),
(iii) Then to the Class M-3 Certificates, until approximately a 10.00% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),
(iv) Then to the Class M-4 Certificates, until approximately a 8.30% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),
(v) Then to the Class M-5 Certificates, until approximately a 6.80% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),
(vi) Then to the Class M-6 Certificates, until approximately a 5.50% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),
(vii) Then to the Class M-7 Certificates, until approximately a 4.40% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),
(viii) Then to the Class M-8 Certificates, until approximately a 3.40% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),
(ix) Then to the Class M-9 Certificates, until approximately a 2.40% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),
(x) Then to the Class M-10 Certificates, until approximately a 1.00% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

Credit Enhancement Percentage is the percentage obtained by dividing
(i) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority (including the initial overcollateralization amount) by
(ii) the aggregate principal balance of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A***	8.85%	Class A***	17.70%
Class M-1	7.30%	Class M-1	14.60%
Class M-2	5.80%	Class M-2	11.60%
Class M-3	5.00%	Class M-3	10.00%
Class M-4	4.15%	Class M-4	8.30%
Class M-5	3.40%	Class M-5	6.80%
Class M-6	2.75%	Class M-6	5.50%
Class M-7	2.20%	Class M-7	4.40%
Class M-8	1.70%	Class M-8	3.40%
Class M-9	1.20%	Class M-9	2.40%
Class M-10	0.50%	Class M-10	1.00%

* *Approximate.*

** *Targeted.*

*** *The Class I-APT, I-A1A, I-A1B, I-A1C and I-A1D Certificates will have additional credit support provided by the Class I-A2 Certificates.*

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Monthly Excess Interest:

On Each Distribution Date, monthly Excess Interest for each loan group will be distributed in the following order of priority (to the extent not covered by the Swap Agreement):

(i) first, to the Class A Certificates and Class M Certificates, an amount equal to any Overcollateralization Increase Amount payable as part of the Principal Distribution Amount;

(ii) second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, in an amount equal to any Interest Carry Forward Amount for such class or classes;

(iii) third, sequentially to the Class I-A2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, in an amount equal to any Allocated Realized Loss Amount for such class or classes;

(iv) fourth, to pay the Basis Risk Shortfall Carry-Forward Amounts to the Class A Certificates and Class M Certificates as follows: first, to the Class A Certificates, on a pro rata basis, based on the Basis Risk Shortfall Carry Forward Amounts of each such class of Certificates and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, any related Basis Risk Shortfall Carry-Forward Amount for such class or classes remaining unpaid on such Distribution Date;

(v) fifth, to the Supplemental Interest Trust for payment to the Swap Provider any Swap Termination Payments owed to the Swap Provider due to a Swap Provider Trigger Event not previously paid; and

(vi) sixth, to the holders of the Class X, Class P and Class R Certificates as provided in the Pooling and Servicing Agreement

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period plus any amounts remaining in the Pre-Funding Account less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(i) the Overcollateralization Target Amount for such Distribution Date, over

(ii) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; plus any amounts remaining in the Pre-Funding Account.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(i) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(ii) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date:

The later to occur of:

(i) the Distribution Date in September 2008 and

(ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 17.70%

Trigger Event:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
[September 2005 to August 2008]	[N/A]
[September 2008 to August 2009]	[1.00%]
[September 2009 to August 2010]	[1.50%]
[September 2010 to August 2011]	[2.00%]
[September 2011and thereafter]	[2.50%]

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [35%] of the Senior Enhancement Percentage.

Allocation of Losses

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class X Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates, and twelfth, to the Class M-1 Certificates.

After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero any additional losses will be allocated to the related Class A certificates. Any such losses related to the Class I-A Certificates will be allocated to the Class I-A2 Certificates until the balance of the Class I-A2 Certificates has been reduced to zero.

Investors in the Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class II-A1 Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class I-A2 Certificates and Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class I-A2 Certificates and Class M Certificates may be distributed to the holders of those certificates from Excess Interest and Net Swap Payment s to the trust (the " Applied Realized Loss Amount"), sequentially.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary (continued)

Advances:	The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Prepayment Interest Shortfall:	With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.
Compensating Interest:	The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Swap Agreement

Swap Agreement:

On the Closing Date, the Trustee on behalf of a separate trust created under the Pooling and Servicing Agreement (the "Supplemental Interest Trust") will enter into a Swap Agreement with Bear Stearns Financial Products (the "Swap Counterparty") for the benefit of the Class I-A and Class M Certificates. The first non-zero notional amount of the Swap Agreement will be approximately $1,029,340,624. Under the Swap Agreement, on each Distribution Date until the swap is retired

(i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to 4.75% per annum on a notional balance equal to the lesser of
   (a) the swap notional amount for such Distribution Date set forth in the schedule on the following page and
   (b) the aggregate principal balance of the Group I Mortgage Loans at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and

(ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period

On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders. In the event that the Supplemental Interest Trust is required to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class X Certificates.

Shown below is the aggregate swap notional amount schedule, which generally has been derived (in reference to the Group 1 Mortgage Loans) by adding

(i) for the fixed rate collateral, a notional balance corresponding to 1.5 times the pricing speed and

(ii) for the adjustable rate collateral
   (a) during the respective fixed rate period, a notional balance corresponding to 1.5 times the pricing speed and
   (b) during the respective adjustable rate period, zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	0	37	167,169,419.01	73	36,646,844.47
2	1,029,340,624.48	38	161,087,407.35	74	35,632,607.82
3	989,851,240.48	39	155,246,364.12	75	34,646,954.14
4	957,835,255.56	40	149,636,027.12	76	33,689,048.40
5	936,150,734.45	41	144,246,594.71	77	32,758,081.44
6	912,458,982.99	42	139,068,704.46	78	31,853,269.09
7	886,091,535.60	43	134,093,412.75	79	30,973,851.36
8	857,172,630.52	44	129,312,175.37	80	30,119,091.59
9	825,857,580.51	45	124,716,829.03	81	29,288,275.68
10	792,412,101.56	46	120,299,573.76	82	28,304,111.30
11	758,100,490.81	47	116,052,956.11	83	27,074,555.28
12	725,339,206.52	48	111,969,853.18	84	26,331,570.50
13	694,062,237.77	49	108,043,457.37	85	25,619,104.71
14	664,200,264.43	50	104,267,261.86	86	24,925,898.97
15	635,687,262.79	51	100,635,046.80	87	24,251,429.37
16	608,460,347.17	52	97,140,866.13	88	23,595,186.46
17	582,459,619.25	53	93,779,034.99	89	22,956,674.90
18	557,628,024.56	54	90,544,117.80	90	22,335,413.00
19	533,911,216.03	55	87,430,916.82	91	21,730,932.39
20	511,257,424.01	56	84,406,195.64	92	21,142,777.58
21	486,953,397.23	57	80,865,231.98	93	20,570,505.63
22	450,254,233.54	58	69,911,190.83	94	20,013,685.81
23	311,195,804.84	59	54,384,941.47	95	19,471,899.19
24	298,632,783.13	60	52,866,005.56	96	18,944,738.39
25	287,019,754.95	61	51,390,633.00	97	18,431,807.19
26	275,893,823.58	62	49,957,514.12	98	17,932,720.25
27	265,233,359.28	63	48,565,381.44	99	17,447,102.78
28	255,017,729.90	64	47,213,008.27	100	16,974,590.26
29	245,227,253.84	65	45,899,207.23	101	16,514,828.15
30	235,843,155.19	66	44,622,828.89	102	16,067,471.61
31	226,847,521.02	67	43,382,760.45	103	15,632,185.21
32	218,067,365.83	68	42,177,924.44	104	15,208,642.70
33	208,338,190.30	69	41,007,277.55		
34	187,960,685.42	70	39,869,809.40		
35	180,099,835.16	71	38,764,541.44		
36	173,503,144.34	72	37,690,525.85		

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Swap Agreement (continued)

Swap Agreement:(*Cont.*)

The amounts paid by the trust to the Supplemental Interest Trust as described above, and amounts paid by the Swap Counterparty to the Supplemental Interest Trust under the Swap Agreement, will be deposited into a reserve account (the "Swap Account").

The amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

(i) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
(ii) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

The amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by the net monthly excess cashflow on that Distribution Date:

(i) to the holders of the Class I-A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(ii) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;
(iii) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;
(iv) to pay the holder of the Class I-A2 Certificates and then to the Class M Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed;
(v) to pay, first to the Class A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and
(vi) to the parties named in the Pooling and Servicing Agreement, any remaining amounts.

Swap Provider Trigger Event:

A "Swap Provider Trigger Event" shall mean:
(i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or
(ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-APT					
Avg. Life (yrs)	20.73	5.89	3.02	1.94	1.35
Window (mo)	1 - 345	1 - 194	1 - 104	1 - 67	1 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class I-A1A					
Avg. Life (yrs)	14.51	1.80	1.00	0.72	0.58
Window (mo)	1 - 242	1 - 43	1 - 22	1 - 15	1 - 12
Expected Final Mat.	Oct-2025	Mar-2009	Jun-2007	Nov-2006	Aug-2006
Class I-A1B					
Avg. Life (yrs)	23.59	6.05	3.00	1.90	1.40
Window (mo)	242 - 321	43 - 116	22 - 57	15 - 33	12 - 23
Expected Final Mat.	May-2032	Apr-2015	May-2010	May-2008	Jul-2007
Class I-A1C					
Avg. Life (yrs)	27.82	12.15	6.11	3.73	2.32
Window (mo)	321 - 345	116 - 185	57 - 96	33 - 67	23 - 33
Expected Final Mat.	May-2034	Jan-2021	Aug-2013	Aug-2010	Aug-2008
Class I-A1D					
Avg. Life (yrs)	28.75	16.12	8.61	5.51	3.56
Window (mo)	345 - 345	185 - 194	96 - 104	60 - 67	23 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class I-A2					
Avg. Life (yrs)	20.73	5.89	3.02	1.94	1.35
Window (mo)	1 - 345	1 - 194	1 - 104	1 - 67	1 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class II-A1					
Avg. Life (yrs)	20.10	7.79	4.16	2.74	1.97
Window (mo)	1 - 345	1 - 194	1 - 104	1 - 67	1 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-1					
Avg. Life (yrs)	26.35	10.87	5.62	4.09	3.91
Window (mo)	269 - 345	64 - 194	37 - 104	40 - 67	45 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to *read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information* herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis – To 10% Optional Termination (Continued)

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-2					
Avg. Life (yrs)	26.35	10.87	5.62	4.05	3.73
Window (mo)	269 - 345	64 - 194	37 - 104	39 - 67	43 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-3					
Avg. Life (yrs)	26.35	10.87	5.62	4.01	3.62
Window (mo)	269 - 345	64 - 194	37 - 104	39 - 67	42 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-4					
Avg. Life (yrs)	26.35	10.87	5.62	4.01	3.56
Window (mo)	269 - 345	64 - 194	37 - 104	38 - 67	41 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-5					
Avg. Life (yrs)	26.35	10.87	5.62	3.97	3.49
Window (mo)	269 - 345	64 - 194	37 - 104	38 - 67	40 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-6					
Avg. Life (yrs)	26.35	10.87	5.62	3.97	3.44
Window (mo)	269 - 345	64 - 194	37 - 104	38 - 67	39 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-7					
Avg. Life (yrs)	26.33	10.82	5.59	3.94	3.40
Window (mo)	269 - 345	64 - 194	37 - 104	37 - 67	38 - 48
Expected Final Mat.	May-2034	Oct-2021	Apr-2014	Mar-2011	Aug-2009
Class M-8					
Avg. Life (yrs)	26.24	10.50	5.39	3.77	3.25
Window (mo)	269 - 341	64 - 184	37 - 97	37 - 62	38 - 44
Expected Final Mat.	Jan-2034	Dec-2020	Sep-2013	Oct-2010	Apr-2009
Class M-9					
Avg. Life (yrs)	26.06	9.94	5.05	3.56	3.15
Window (mo)	269 - 336	64 - 165	37 - 86	37 - 55	37 - 39
Expected Final Mat.	Aug-2033	May-2019	Oct-2012	Mar-2010	Nov-2008
Class M-10					
Avg. Life (yrs)	24.95	8.05	4.05	3.16	3.08
Window (mo)	269 - 326	64 - 138	37 - 70	37 - 45	37 - 37
Expected Final Mat.	Oct-2032	Feb-2017	Jun-2011	May-2009	Sep-2008

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class I-APT					
Avg. Life (yrs)	20.78	6.15	3.19	2.03	1.39
Window (mo)	1 - 357	1 - 312	1 - 193	1 - 122	1 - 77
Expected Final Mat.	May-2035	Aug-2031	Sep-2021	Oct-2015	Jan-2012
Class I-A1A					
Avg. Life (yrs)	14.51	1.80	1.00	0.72	0.58
Window (mo)	1 - 242	1 - 43	1 - 22	1 - 15	1 - 12
Expected Final Mat.	Oct-2025	Mar-2009	Jun-2007	Nov-2006	Aug-2006
Class I-A1B					
Avg. Life (yrs)	23.59	6.05	3.00	1.90	1.40
Window (mo)	242 - 321	43 - 116	22 - 57	15 - 33	12 - 23
Expected Final Mat.	May-2032	Apr-2015	May-2010	May-2008	Jul-2007
Class I-A1C					
Avg. Life (yrs)	27.83	12.15	6.11	3.73	2.32
Window (mo)	321 - 346	116 - 185	57 - 196	33 - 60	23 - 33
Expected Final Mat.	Jun-2034	Jan-2021	Aug-2013	Aug-2010	May-2008
Class I-A1D					
Avg. Life (yrs)	29.34	19.47	10.72	6.72	4.11
Window (mo)	346 - 357	185 - 312	96-193	60 - 122	33- 77
Expected Final Mat.	May-2035	Aug-2031	Sep-2021	Oct-2015	Jan-2012
Class I-A2					
Avg. Life (yrs)	20.78	6.15	3.19	2.03	1.39
Window (mo)	1 - 357	1 - 312	1 - 193	1 - 122	1 - 77
Expected Final Mat.	May-2035	Aug-2031	Sep-2021	Oct-2015	Jan-2012
Class II-A					
Avg. Life (yrs)	20.14	8.74	4.98	3.36	2.49
Window (mo)	1 - 357	1 - 336	1 - 238	1 - 162	1 - 119
Expected Final Mat.	May-2035	Aug-2033	Jun-2025	Feb-2019	Jul-2015
Class M-1					
Avg. Life (yrs)	26.44	11.62	6.14	4.43	4.15
Window (mo)	269 - 354	64 - 274	37 - 161	40 - 106	45 - 75
Expected Final Mat.	Feb-2035	Jun-2028	Jan-2019	Jun-2014	Nov-2011

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis – To Maturity (continued)

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-2					
Avg. Life (yrs)	26.43	11.55	6.08	4.35	3.94
Window (mo)	269 - 353	64 - 263	37 - 152	39 - 99	43 - 71
Expected Final Mat.	Jan-2035	Jul-2027	Apr-2018	Nov-2013	Jul-2011
Class M-3					
Avg. Life (yrs)	26.43	11.47	6.02	4.27	3.80
Window (mo)	269 - 352	64 - 250	37 - 142	39 - 92	42 - 65
Expected Final Mat.	Dec-2034	Jun-2026	Jun-2017	Apr-2013	Jan-2011
Class M-4					
Avg. Life (yrs)	26.42	11.38	5.96	4.22	3.70
Window (mo)	269 - 351	64 - 241	37 - 135	38 - 87	41 - 62
Expected Final Mat.	Nov-2034	Sep-2025	Nov-2016	Nov-2012	Oct-2010
Class M-5					
Avg. Life (yrs)	26.40	11.25	5.87	4.12	3.59
Window (mo)	269 - 349	64 - 228	37 - 127	38 - 81	40 - 58
Expected Final Mat.	Sep-2034	Aug-2024	Mar-2016	May-2012	Jun-2010
Class M-6					
Avg. Life (yrs)	26.37	11.08	5.76	4.04	3.49
Window (mo)	269 - 348	64 - 215	37 - 118	38 - 75	39 - 53
Expected Final Mat.	Aug-2034	Jul-2023	Jun-2015	Nov-2011	Jan-2010
Class M-7					
Avg. Life (yrs)	26.33	10.84	5.60	3.94	3.40
Window (mo)	269 - 345	64 - 200	37 - 108	37 - 69	38 - 49
Expected Final Mat.	May-2034	Apr-2022	Aug-2014	May-2011	Sep-2009
Class M-8					
Avg. Life (yrs)	26.24	10.50	5.39	3.77	3.25
Window (mo)	269 - 341	64 - 184	37 - 97	37 - 62	38 - 44
Expected Final Mat.	Jan-2034	Dec-2020	Sep-2013	Oct-2010	Apr-2009
Class M-9					
Avg. Life (yrs)	26.06	9.94	5.05	3.56	3.15
Window (mo)	269 - 336	64 - 165	37 - 86	37 - 55	37 - 39
Expected Final Mat.	Aug-2033	May-2019	Oct-2012	Mar-2010	Nov-2008
Class M-10					
Avg. Life (yrs)	24.95	8.05	4.05	3.16	3.08
Window (mo)	269 - 326	64 - 138	37 - 70	37 - 45	37 - 37
Expected Final Mat.	Oct-2032	Feb-2017	Jun-2011	May-2009	Sep-2008

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Available Funds Cap - Indices @ 20%

Pd	Class A (Group-1) AFC (%)	Class M AFC (%)	Pd	Class A AFC (%)	Class M AFC (%)	Pd	Class A AFC (%)	Class M AFC (%)
1	n/a	n/a	37	12.00	16.86	73	12.00	12.77
2	12.00	20.91	38	12.00	18.14	74	12.00	13.92
3	12.00	20.91	39	12.00	17.01	75	12.00	12.67
4	12.00	20.91	40	12.00	17.97	76	12.00	13.82
5	12.00	20.91	41	12.00	17.86	77	12.00	12.57
6	12.00	20.91	42	12.00	17.59	78	12.00	12.52
7	12.00	20.91	43	12.00	20.37	79	12.00	14.97
8	12.00	20.91	44	12.00	17.05	80	12.00	12.43
9	12.00	20.91	45	12.00	17.76	81	12.00	13.59
10	12.00	20.91	46	12.00	16.76	82	12.00	12.39
11	12.00	20.91	47	12.00	17.48	83	12.00	13.73
12	12.00	20.91	48	12.00	16.28	84	12.00	12.48
13	12.00	20.91	49	12.00	16.03	85	12.00	12.45
14	12.00	20.91	50	12.00	16.76	86	12.00	13.65
15	12.00	20.91	51	12.00	15.59	87	12.00	12.39
16	12.00	20.91	52	12.00	16.40	88	12.00	13.60
17	12.00	20.91	53	12.00	15.22	89	12.00	12.35
18	12.00	20.91	54	12.00	15.01	90	12.00	12.33
19	12.00	20.91	55	12.00	17.92	91	12.00	16.28
20	12.00	20.91	56	12.00	14.59	92	12.00	12.29
21	12.00	20.91	57	12.00	15.36	93	12.00	13.52
22	12.00	20.91	58	12.00	14.04	94	12.00	12.27
23	12.00	20.91	59	12.00	14.82	95	12.00	13.50
24	12.00	20.91	60	12.00	13.53	96	12.00	12.25
25	12.00	20.91	61	12.00	13.46	97	12.00	12.24
26	12.00	20.91	62	12.00	14.61	98	12.00	13.49
27	12.00	20.91	63	12.00	13.34	99	12.00	12.24
28	12.00	20.91	64	12.00	14.49	100	12.00	13.50
29	12.00	20.91	65	12.00	13.24	101	12.00	12.25
30	12.00	20.66	66	12.00	13.17	102	12.00	12.26
31	12.00	21.17	67	12.00	17.00	103	12.00	16.36
32	12.00	19.36	68	12.00	13.05	104	12.00	12.29
33	12.00	19.52	69	12.00	14.20			
34	12.00	17.25	70	12.00	12.94			
35	12.00	18.60	71	12.00	14.08			
36	12.00	17.30	72	12.00	12.82			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Proceeds from swap included

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	n/a	37	1.48	73	1.53
2	0.70	38	1.56	74	1.60
3	0.74	39	1.49	75	1.53
4	0.78	40	1.56	76	1.60
5	0.77	41	1.49	77	1.52
6	0.78	42	1.48	78	1.52
7	0.84	43	1.69	79	1.67
8	0.79	44	1.48	80	1.52
9	0.82	45	1.55	81	1.59
10	0.81	46	1.48	82	1.52
11	0.85	47	1.55	83	1.60
12	0.83	48	1.48	84	1.52
13	0.84	49	1.48	85	1.52
14	0.88	50	1.55	86	1.59
15	0.86	51	1.48	87	1.52
16	0.90	52	1.55	88	1.59
17	0.87	53	1.48	89	1.52
18	0.88	54	1.47	90	1.52
19	0.99	55	1.69	91	1.73
20	0.89	56	1.47	92	1.52
21	0.95	57	1.55	93	1.58
22	0.99	58	1.51	94	1.51
23	1.48	59	1.64	95	1.58
24	1.42	60	1.55	96	1.51
25	1.42	61	1.55	97	1.51
26	1.48	62	1.63	98	1.58
27	1.42	63	1.55	99	1.51
28	1.49	64	1.62	100	1.58
29	1.42	65	1.54	101	1.51
30	1.42	66	1.54	102	1.51
31	1.55	67	1.77	103	1.71
32	1.42	68	1.54	104	1.51
33	1.49	69	1.61		
34	1.48	70	1.53		
35	1.55	71	1.61		
36	1.48	72	1.53		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.56%; 6-Month Libor; 3.98%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	n/a	37	1.13	73	1.15
2	0.70	38	1.21	74	1.24
3	0.73	39	1.11	75	1.14
4	0.76	40	1.19	76	1.23
5	0.73	41	1.11	77	1.14
6	0.73	42	1.10	78	1.13
7	0.79	43	1.36	79	1.33
8	0.73	44	1.08	80	1.13
9	0.76	45	1.16	81	1.22
10	0.73	46	1.06	82	1.13
11	0.76	47	1.16	83	1.24
12	0.73	48	1.06	84	1.14
13	0.72	49	1.06	85	1.14
14	0.74	50	1.15	86	1.23
15	0.70	51	1.05	87	1.14
16	0.72	52	1.14	88	1.23
17	0.66	53	1.05	89	1.14
18	0.64	54	1.04	90	1.13
19	0.76	55	1.32	91	1.41
20	0.61	56	1.03	92	1.13
21	0.66	57	1.13	93	1.22
22	0.66	58	1.10	94	1.13
23	1.11	59	1.30	95	1.22
24	1.04	60	1.19	96	1.13
25	1.05	61	1.19	97	1.13
26	1.14	62	1.28	98	1.22
27	1.07	63	1.18	99	1.12
28	1.17	64	1.28	100	1.21
29	1.09	65	1.18	101	1.13
30	1.10	66	1.17	102	1.12
31	1.27	67	1.47	103	1.39
32	1.11	68	1.16	104	1.12
33	1.20	69	1.26		
34	1.16	70	1.15		
35	1.24	71	1.26		
36	1.14	72	1.15		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Contact Information

ABS Banking	
Shahid Quraishi *Managing Director*	Tel: (212) 713-2728 shahid.quraishi@ubs.com
Paul Scialabba *Executive Director*	Tel: (212) 713-9832 paul.scialabba@ubs.com
Patrick Fitzsimonds *Associate Director*	Tel: (212) 713-6271 patrick.fitzsimonds@ubs.com
Michael Zentz *Associate*	Tel: (212) 713-6099 michael.zentz@ubs.com
Sharmeen Khan *Analyst*	Tel: (212) 713-6252 sharmeen.khan@ubs.com
MBS/ABS Trading	
Saro Cutri *Executive Director*	Tel: (212) 713-4333 saro.cutri@ubs.com
Stuart Lippman *Director*	Tel: (212) 713-2946 stuart.lippman@ubs.com
Brian Bowes *Director*	Tel: (212) 713-2860 brian.bowes@ubs.com
MBS/ABS Structuring	
David Rashty *Associate Director*	Tel: (212) 713-2860 david.rashty@ubs.com
Margarita Genis *Associate Director*	Tel: (212) 713-2862 margarita.genis@ubs.com
Jennie Tom *Collateral Analyst*	Tel: (212) 713-4701 jennie.tom@ubs.com
Rating Agencies	
Danielle Stumberger	Tel: (212) 438-3514 danielle_stumberger@standardandpoors.com
Spencer Van Kirk	Tel: (212) 438-3135 spencer_van_kirk@standardandpoors.com
Chris Deasy	Tel: (212) 438-2405 Chris_Deasy@standardandpoors.com
Sang Shin	Tel: (212) 553-4976 sang.shin@moodys.com

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"). The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.



Computational Materials Disclaimer

The analysis in this report is based on information provided by Opteum Mortgage Acceptance Corporation (the "Depositor"). Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS Securities LLC ("UBS") and not by the Issuer of the securities or any of its affiliates, is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Depositor. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS INITIAL PURCHASER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Opteum Mortgage Acceptance Corporation,
Asset-Backed Pass-Through Certificates, Series 2005-4



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,995	
Total Outstanding Loan Principle Balance		$1,071,738,004	$26,033 - $2,000,000
Average Outstanding Loan Principal Balance		$ 268,270	
WA Coupon		6.204%	3.875% - 12.000%
WA Remaining Term (mo.)		354	175-359
WA LTV		75.57%	10.61% - 100.00%
WA CLTV**		84.04%	10.61% - 100.00%
WA FICO*		701	524-821
WA Seasoning (mo.)		3	1-10
Interest Only Loans		76.84%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		48.17%	
Loan Type			
ARM		61.84%	
Fixed		38.16%	
Geographic Distribution			
	CA	47.28%	
	GA	13.70%	
	NJ	7.36%	
ARM Characteristics			
Gross Margin		3.098%	1.250% - 8.400%
Initial Periodic Cap		3.943%	1.000% - 6.000%
Subsequent Periodic Cap		1.001%	1.000% - 2.000%
Lifetime Maximum Rate		11.817%	9.625% - 18.750%
Lifetime Minimum Rate		3.214%	1.250% - 9.875%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.



COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)		Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA LTV*	WA FICO*	IO %
25,000.01 -	50,000.00	19	841,824	0.08	44,307	7.130	59.21	709	36.38
50,000.01 -	75,000.00	68	4,431,436	0.41	65,168	6.807	69.88	704	49.78
75,000.01 -	100,000.00	223	20,023,714	1.87	89,792	6.570	72.82	697	59.74
100,000.01 -	125,000.00	360	40,998,897	3.82	113,886	6.585	76.94	702	66.48
125,000.01 -	150,000.00	414	57,052,029	5.32	137,807	6.411	76.55	704	75.56
150,000.01 -	175,000.00	338	54,713,571	5.10	161,874	6.388	76.78	699	70.97
175,000.01 -	200,000.00	316	59,283,777	5.52	187,607	6.362	76.72	695	67.28
200,000.01 -	225,000.00	264	56,124,566	5.23	212,593	6.264	76.17	692	73.19
225,000.01 -	250,000.00	243	57,984,228	5.40	238,618	6.161	75.78	698	74.99
250,000.01 -	275,000.00	227	59,512,381	5.55	262,169	6.237	76.48	695	74.12
275,000.01 -	300,000.00	227	65,442,007	6.10	288,291	6.155	75.98	698	75.70
300,000.01 -	325,000.00	166	51,982,122	4.84	313,145	6.147	77.04	696	77.73
325,000.01 -	359,650.00	223	76,604,778	7.14	343,519	6.127	76.56	698	74.43
359,650.01 -	500,000.00	595	252,764,336	23.55	424,814	6.144	77.10	699	77.47
500,000.01 -	1,000,000.00	294	188,975,829	17.61	642,775	6.082	73.77	711	86.43
1,000,000.01 -	1,250,000.00	4	4,280,100	0.40	1,070,025	5.797	63.73	736	100.00
1,250,000.01 -	1,500,000.00	6	8,082,000	0.75	1,347,000	5.993	54.88	685	84.32
1,500,000.01 -	1,750,000.00	3	4,793,300	0.45	1,597,767	5.728	45.45	743	100.00
1,750,000.01 -	2,000,000.00	5	9,299,250	0.87	1,859,850	5.727	62.48	736	100.00
Total:		**3,995**	**1,073,190,145**	**100.00%**	**268,633**	**6.204**	**75.56%**	**701**	**76.74%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)		Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25,000.01 -	50,000.00	19	838,522	0.08	44,133	7.128	59.21	709	36.53
50,000.01 -	75,000.00	69	4,490,960	0.42	65,086	6.791	70.04	705	49.12
75,000.01 -	100,000.00	222	19,899,154	1.86	89,636	6.573	72.79	697	60.11
100,000.01 -	125,000.00	362	41,164,069	3.84	113,713	6.583	77.00	702	66.21
125,000.01 -	150,000.00	413	56,860,494	5.31	137,677	6.416	76.52	704	75.82
150,000.01 -	175,000.00	346	56,048,153	5.23	161,989	6.392	76.97	699	69.28
175,000.01 -	200,000.00	309	57,985,477	5.41	187,655	6.349	76.58	695	68.78
200,000.01 -	225,000.00	265	56,306,369	5.25	212,477	6.270	75.97	692	72.95
225,000.01 -	250,000.00	240	57,228,382	5.34	238,452	6.155	75.96	698	75.98
250,000.01 -	275,000.00	231	60,519,018	5.65	261,987	6.237	76.33	694	72.89
275,000.01 -	300,000.00	225	64,845,908	6.05	288,204	6.149	76.04	699	76.40
300,000.01 -	325,000.00	166	51,954,911	4.85	312,981	6.153	76.90	696	77.77
325,000.01 -	359,650.00	223	76,562,921	7.14	343,331	6.127	76.77	697	74.47
359,650.01 -	500,000.00	594	252,252,885	23.54	424,668	6.143	77.10	699	77.63
500,000.01 -	1,000,000.00	293	188,341,054	17.57	642,802	6.082	73.75	711	86.72
1,000,000.01 -	1,250,000.00	4	4,280,100	0.40	1,070,025	5.797	63.73	736	100.00
1,250,000.01 -	1,500,000.00	6	8,067,079	0.75	1,344,513	5.994	54.88	685	84.48
1,500,000.01 -	1,750,000.00	3	4,793,300	0.45	1,597,767	5.728	45.45	743	100.00
1,750,000.01 -	2,000,000.00	5	9,299,250	0.87	1,859,850	5.727	62.48	736	100.00
Total:		**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
3.500 - 3.999	1	274,899	0.03	274,899	3.875	80.00	707	100.00
4.000 - 4.499	3	634,735	0.06	211,578	4.205	74.39	694	100.00
4.500 - 4.999	50	17,797,984	1.66	355,960	4.775	75.34	736	92.40
5.000 - 5.499	276	88,608,468	8.27	321,045	5.214	71.15	728	88.05
5.500 - 5.999	1,049	330,080,541	30.80	314,662	5.767	72.57	714	78.27
6.000 - 6.499	1,108	292,593,480	27.30	264,074	6.206	75.63	698	76.30
6.500 - 6.999	931	218,849,566	20.42	235,069	6.672	78.40	685	73.66
7.000 - 7.499	314	70,732,992	6.60	225,264	7.173	79.89	683	77.91
7.500 - 7.999	189	37,459,810	3.50	198,200	7.679	84.18	670	57.52
8.000 - 8.499	49	9,937,458	0.93	202,805	8.161	82.66	662	61.34
8.500 - 8.999	20	3,935,876	0.37	196,794	8.681	84.30	658	48.70
9.000 - 9.499	2	272,200	0.03	136,100	9.293	98.05	618	100.00
9.500 - 9.999	1	400,000	0.04	400,000	9.875	94.12	609	100.00
10.000 - 10.499	1	133,964	0.01	133,964	10.000	80.00	656	0.00
12.000 - 12.499	1	26,033	0.00	26,033	12.000	16.00	631	0.00
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
180 or less	68	16,154,585	1.51	237,567	5.709	60.46	707	11.64
181 - 240	14	3,761,582	0.35	268,684	5.996	59.72	682	0.00
301 - 360	3,913	1,051,821,838	98.14	268,802	6.212	75.86	701	78.12
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
180 or less	68	16,154,585	1.51	237,567	5.709	60.46	707	11.64
181 - 240	14	3,761,582	0.35	268,684	5.996	59.72	682	0.00
301 - 360	3,913	1,051,821,838	98.14	268,802	6.212	75.86	701	78.12
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0-6	3,990	1,070,783,841	99.91	268,367	6.204	75.57	701	76.91
7-12	5	954,163	0.09	190,833	6.388	77.68	597	0.00
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Loan-to-Value Ratios of Mortgage Loans**

LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25.00 or less	20	3,548,699	0.33	177,435	6.463	18.37	699	77.73
25.01 - 30.00	18	3,128,082	0.29	173,782	5.607	26.88	731	29.33
30.01 - 35.00	17	3,685,968	0.34	216,822	5.963	32.69	683	61.25
35.01 - 40.00	34	9,263,743	0.86	272,463	5.739	37.95	725	55.80
40.01 - 45.00	47	13,019,227	1.21	277,005	5.855	42.71	710	58.14
45.01 - 50.00	71	17,490,680	1.63	246,348	5.874	47.63	728	49.22
50.01 - 55.00	82	28,412,328	2.65	346,492	5.907	52.59	719	63.72
55.01 - 60.00	116	36,078,513	3.37	311,022	5.874	57.98	697	60.19
60.01 - 65.00	188	60,226,363	5.62	320,353	5.893	63.77	704	66.62
65.01 - 70.00	256	70,622,806	6.59	275,870	6.155	69.19	702	74.55
70.01 - 75.00	246	70,116,584	6.54	285,027	6.263	73.66	704	73.59
75.01 - 80.00	2,418	642,222,609	59.92	265,601	6.176	79.75	703	83.68
80.01 - 85.00	70	21,649,718	2.02	309,282	6.616	84.34	647	56.19
85.01 - 90.00	262	62,454,278	5.83	238,375	6.870	89.59	668	62.95
90.01 - 95.00	118	23,097,286	2.16	195,740	7.095	94.81	695	74.68
95.01 -100.00	32	6,721,120	0.63	210,035	6.465	99.85	726	88.31
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Investor Occupied	679	133,249,327	12.43	196,243	6.575	74.01	713	68.84
Owner Occupied	3,140	898,959,020	83.88	286,293	6.129	75.73	699	77.71
Second Home	176	39,529,658	3.69	224,600	6.658	77.17	702	83.97
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Single Family	2,216	627,624,708	58.56	283,224	6.165	74.31	699	75.03
Pud	1,131	264,073,722	24.64	233,487	6.221	78.02	703	84.44
Condo	377	91,931,306	8.58	243,850	6.178	78.16	710	89.51
2-4 Family	271	88,108,269	8.22	325,123	6.455	74.44	696	53.78
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Cash Out Refi	1,197	364,779,379	34.04	304,745	6.239	70.63	684	64.37
Purchase	2,539	628,366,912	58.63	247,486	6.225	79.10	709	84.16
Rate & Term Refi	259	78,591,713	. 7.33	303,443	5.867	70.24	715	76.18
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Full Documentation Provided	923	231,999,530	21.65	251,354	6.004	77.39	712	76.92
No Income / No Asset	542	131,998,171	12.32	243,539	6.263	67.01	703	62.48
No Ratio	285	86,079,730	8.03	302,034	6.332	73.77	708	84.05
Stated Income / Stated Asset	860	232,925,317	21.73	270,843	6.414	77.33	681	63.83
Stated Income / Verified Assets	1,385	388,735,257	36.27	280,675	6.148	76.73	704	87.87
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
10/6 Arm (IO)	34	11,477,458	1.07	337,572	5.671	74.44	754	100.00
15Y Fixed Amort	67	14,274,585	1.33	213,054	5.835	57.89	700	0.00
15Y Fixed Amort (IO)	1	1,880,000	0.18	1,880,000	4.750	80.00	755	100.00
20Y Fixed Amort	14	3,761,582	0.35	268,684	5.996	59.72	682	0.00
2/6 MONTH LIBOR	197	46,259,160	4.32	234,818	6.805	82.23	648	0.00
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350	0.23	303,419	6.479	80.09	706	100.00
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676	3.35	309,868	6.465	80.62	656	100.00
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931	17.90	280,892	6.126	79.24	692	100.00
30Y Fixed Amort	696	158,933,618	14.83	228,353	6.292	70.97	704	0.00
30Y Fixed Amort (IO)	815	230,126,831	21.47	282,364	6.300	72.36	707	100.00
3/6 MONTH LIBOR	30	7,342,679	0.69	244,756	6.639	77.49	673	0.00
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667	0.03	300,667	5.875	80.00	741	100.00
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650	0.68	363,733	6.319	78.30	684	100.00
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954	0.63	305,362	6.382	78.67	681	100.00
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351	3.01	287,789	5.980	76.27	716	100.00
5/6 MONTH LIBOR	58	13,659,992	1.27	235,517	6.269	74.03	705	0.00
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650	0.05	292,325	5.991	81.71	664	100.00
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175	4.08	370,781	6.079	77.86	707	100.00
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290	19.17	246,622	6.152	77.63	710	100.00
6 Mo Libor Arm	6	1,859,150	0.17	309,858	6.013	78.83	695	0.00
6 Mo Libor Arm (IO)	90	30,327,235	2.83	336,969	5.697	75.52	712	100.00
7/6 MONTH LIBOR	8	2,122,915	0.20	265,364	5.810	75.28	754	0.00
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150	0.54	362,009	5.699	74.34	724	100.00
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956	1.62	362,520	5.773	75.51	734	100.00
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
6 Mo Libor	2,402	662,761,389	61.84	275,921	6.162	78.24	698	89.25
Fixed	1,593	408,976,615	38.16	256,734	6.271	71.23	706	56.73
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
California	1,442	506,725,674	47.28	351,405	5.984	73.11	705	80.86
Georgia	768	146,850,354	13.70	191,211	6.024	78.91	718	87.64
New Jersey	262	78,931,738	7.36	301,266	6.590	77.95	680	62.21
New York	205	70,711,786	6.60	344,936	6.415	74.31	683	53.31
Florida	315	63,726,687	5.95	202,307	6.699	79.46	699	84.54
Nevada	91	22,379,685	2.09	245,931	6.152	77.38	704	91.54
Arizona	108	21,727,167	2.03	201,177	6.455	78.90	697	77.26
Massachusetts	64	20,175,541	1.88	315,243	6.631	74.63	686	59.84
Washington	70	16,986,989	1.58	242,671	6.058	80.15	691	86.98
Colorado	56	14,372,005	1.34	256,643	6.521	77.05	705	96.29
Texas	102	13,721,883	1.28	134,528	6.654	79.28	699	44.69
Connecticut	44	11,584,559	1.08	263,285	6.370	71.37	690	52.93
Michigan	56	10,328,042	0.96	184,429	6.727	78.03	691	73.79
Maryland	43	9,791,052	0.91	227,699	6.710	78.93	670	60.18
Pennsylvania	49	7,625,080	0.71	155,614	6.703	79.50	689	38.02
Other	320	56,099,762	5.23	175,312	6.622	77.75	694	67.30
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0	1,084	307,510,391	28.69	283,681	6.439	76.22	697	70.30
6	34	12,398,483	1.16	364,661	5.952	68.72	730	83.78
12	313	104,825,285	9.78	334,905	6.248	73.49	696	69.72
24	958	250,438,622	23.37	261,418	6.153	78.32	693	88.04
36	1,322	323,741,950	30.21	244,888	6.083	73.48	705	74.44
60	284	72,823,273	6.79	256,420	5.899	76.80	728	85.69
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
501 - 525	1	255,122	0.02	255,122	8.950	80.00	524	0.00
526 - 550	2	461,845	0.04	230,922	8.212	80.84	544	0.00
551 - 575	4	1,114,889	0.10	278,722	6.713	74.96	562	0.00
576 - 600	67	16,214,634	1.51	242,009	6.828	79.84	589	37.48
601 - 625	155	42,238,558	3.94	272,507	6.714	80.65	616	56.89
626 - 650	497	123,559,147	11.53	248,610	6.508	75.50	639	70.72
651 - 675	649	166,772,354	15.56	256,968	6.369	76.44	664	78.40
676 - 700	752	203,837,736	19.02	271,061	6.209	76.12	688	80.81
701 - 725	603	170,808,604	15.94	283,265	6.098	75.25	713	80.62
726 - 750	524	139,437,619	13.01	266,102	5.986	75.41	738	80.07
751 - 775	418	118,270,134	11.04	282,943	5.951	74.06	763	81.55
776 - 800	271	75,735,636	7.07	279,467	5.955	72.51	786	72.80
801 - 825	52	13,031,728	1.22	250,610	5.979	71.65	807	73.66
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.000 - 1.499	1	150,400	0.02	150,400	4.250	80.00	659	100.00
2.000 - 2.499	1,062	274,530,679	41.42	258,503	6.002	77.00	716	94.95
2.500 - 2.999	635	193,610,330	29.21	304,898	6.103	78.35	695	94.69
3.000 - 3.499	264	66,894,166	10.09	253,387	6.081	76.57	709	95.73
3.500 - 3.999	79	28,106,711	4.24	355,781	6.211	75.95	696	91.28
4.000 - 4.499	18	6,436,296	0.97	357,572	6.676	77.94	705	85.39
4.500 - 4.999	16	5,109,562	0.77	319,348	5.680	81.17	657	55.73
5.000 - 5.499	75	22,780,823	3.44	303,744	6.257	81.51	669	63.10
5.500 - 5.999	117	31,624,714	4.77	270,297	6.675	82.44	639	52.87
6.000 - 6.499	49	12,491,724	1.88	254,933	7.066	86.09	627	57.11
6.500 - 6.999	58	13,996,098	2.11	241,312	7.282	86.69	631	55.44
7.000 - 7.499	20	5,379,269	0.81	268,963	7.902	86.58	628	55.33
7.500 - 7.999	7	1,484,618	0.22	212,088	8.705	86.73	631	13.94
8.000 - 8.499	1	166,000	0.03	166,000	9.400	100.00	581	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
October 1, 2005	21	7,394,075	1.12	352,099	5.187	78.05	716	97.12
November 1, 2005	26	7,782,755	1.17	299,337	5.754	74.69	707	85.27
December 1, 2005	33	10,979,022	1.66	332,698	6.028	79.07	711	95.45
January 1, 2006	13	5,245,733	0.79	403,518	5.867	66.23	706	100.00
February 1, 2006	1	447,200	0.07	447,200	5.250	80.00	733	100.00
March 1, 2006	2	337,600	0.05	168,800	4.458	80.00	715	100.00
February 1, 2007	2	646,342	0.10	323,171	6.153	75.83	609	0.00
March 1, 2007	2	649,980	0.10	324,990	6.563	81.45	681	0.00
April 1, 2007	39	10,855,114	1.64	278,336	6.205	78.33	677	82.67
May 1, 2007	86	23,184,128	3.50	269,583	6.343	77.99	678	81.98
June 1, 2007	331	90,631,843	13.67	273,812	6.258	79.28	678	82.26
July 1, 2007	323	86,736,731	13.09	268,535	6.268	80.19	682	88.98
August 1, 2007	221	63,775,979	9.62	288,579	6.344	81.49	681	79.20
November 1, 2007	1	104,867	0.02	104,867	4.625	91.05	598	0.00
February 1, 2008	1	88,295	0.01	88,295	7.586	85.00	589	0.00
April 1, 2008	13	3,468,406	0.52	266,800	5.975	75.90	714	88.57
May 1, 2008	45	15,007,215	2.26	333,494	6.196	75.16	711	83.73
June 1, 2008	60	19,905,406	3.00	331,757	6.208	76.67	698	90.08
July 1, 2008	44	10,369,708	1.56	235,675	6.099	79.30	694	87.50
August 1, 2008	21	4,924,404	0.74	234,495	6.181	79.81	695	78.90
March 1, 2010	2	511,600	0.08	255,800	5.936	78.71	695	100.00
April 1, 2010	30	6,598,933	1.00	219,964	6.049	77.74	720	90.39
May 1, 2010	105	31,376,158	4.73	298,821	6.210	77.35	703	94.39
June 1, 2010	367	101,143,117	15.26	275,594	6.081	77.00	713	93.76
June 30, 2010	1	449,000	0.07	449,000	5.875	68.57	683	100.00
July 1, 2010	294	72,531,449	10.94	246,706	6.160	77.65	708	96.00
August 1, 2010	212	50,822,851	7.67	239,730	6.231	78.37	705	95.97
May 1, 2012	4	1,285,800	0.19	321,450	5.671	68.94	720	100.00
June 1, 2012	34	11,662,834	1.76	343,025	5.676	74.83	734	93.93
July 1, 2012	16	7,089,187	1.07	443,074	6.025	73.22	741	85.77
August 1, 2012	18	5,278,200	0.80	293,233	5.606	80.31	726	92.31
June 1, 2015	22	7,770,158	1.17	353,189	5.687	75.07	760	100.00
July 1, 2015	10	3,169,800	0.48	316,980	5.676	73.87	743	100.00
August 1, 2015	2	537,500	0.08	268,750	5.413	68.69	737	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
9.500 - 9.999	11	3,720,516	0.56	338,229	4.795	73.62	744	97.18
10.000 - 10.499	85	24,250,218	3.66	285,297	5.183	75.33	736	100.00
10.500 - 10.999	314	92,680,472	13.98	295,161	5.639	76.18	711	95.52
11.000 - 11.499	432	112,636,069	16.99	260,732	5.834	77.55	711	94.29
11.500 - 11.999	594	170,920,394	25.79	287,745	6.004	77.17	708	93.69
12.000 - 12.499	442	122,468,174	18.48	277,077	6.362	78.69	687	88.64
12.500 - 12.999	299	79,962,179	12.07	267,432	6.722	80.28	673	77.78
13.000 - 13.499	108	25,501,079	3.85	236,121	7.270	82.55	665	78.91
13.500 - 13.999	81	20,185,042	3.05	249,198	7.659	86.43	657	57.71
14.000 - 14.499	14	3,690,779	0.56	263,627	7.907	84.39	634	52.45
14.500 - 14.999	10	2,463,089	0.37	246,309	8.461	84.33	630	39.12
15.000 - 15.499	2	272,200	0.04	136,100	9.293	98.05	618	100.00
15.500 - 15.999	1	400,000	0.06	400,000	9.875	94.12	609	100.00
16.500 - 16.999	1	676,000	0.10	676,000	4.875	80.00	659	100.00
17.000 - 17.499	1	331,750	0.05	331,750	5.250	79.00	687	100.00
17.500 - 17.999	1	158,740	0.02	158,740	5.625	80.00	704	0.00
18.000 - 18.499	3	1,499,197	0.23	499,732	6.140	74.69	688	84.39
18.500 - 18.999	3	945,493	0.14	315,164	6.714	80.00	693	43.35
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.000 - 1.499	1	150,400	0.02	150,400	4.250	80.00	659	100.00
2.000 - 2.499	1,062	274,530,679	41.42	258,503	6.002	77.00	716	94.95
2.500 - 2.999	635	193,610,330	29.21	304,898	6.103	78.35	695	94.69
3.000 - 3.499	264	66,894,166	10.09	253,387	6.081	76.57	709	95.73
3.500 - 3.999	79	28,106,711	4.24	355,781	6.211	75.95	696	91.28
4.000 - 4.499	16	5,817,096	0.88	363,569	6.814	77.72	704	83.83
5.000 - 5.499	19	5,805,600	0.88	305,558	6.161	78.93	700	100.00
5.500 - 5.999	27	8,736,385	1.32	323,570	5.822	81.10	660	64.40
6.000 - 6.499	70	20,599,784	3.11	294,283	6.263	81.76	648	51.40
6.500 - 6.999	124	32,399,761	4.89	261,288	6.743	83.01	640	54.31
7.000 - 7.499	40	10,000,545	1.51	250,014	7.184	85.14	629	62.53
7.500 - 7.999	49	12,320,393	1.86	251,437	7.659	89.38	630	47.27
8.000 - 8.499	8	1,881,745	0.28	235,218	8.273	87.67	607	17.94
8.500 - 8.999	6	1,341,794	0.20	223,632	8.740	86.38	628	15.43
9.000 - 9.499	1	166,000	0.03	166,000	9.400	100.00	581	100.00
9.500 - 9.999	1	400,000	0.06	400,000	9.875	94.12	609	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.00	87	28,278,179	4.27	325,037	5.725	76.17	713	96.34
1.50	4	1,093,084	0.16	273,271	6.471	76.83	648	80.73
2.00	54	17,458,377	2.63	323,303	6.061	77.88	705	92.42
3.00	1,104	303,151,572	45.74	274,594	6.282	79.68	681	83.29
5.00	935	237,625,132	35.85	254,145	6.174	78.05	706	95.11
6.00	218	75,155,046	11.34	344,748	5.823	73.94	732	91.45
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.00	2,401	662,241,389	99.92	275,819	6.161	78.24	698	89.24
2.00	1	520,000	0.08	520,000	7.850	80.00	702	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Group I Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,780	
Total Outstanding Loan Principal Balance		$845,156,398	$26,033 - $2,000,000
Average Outstanding Loan Principal Balance		$304,013	
WA Coupon		6.142%	3.875% - 12.000%
WA Remaining Term (mo.)		354	175-359
WA LTV		76.25%	16.00% - 100.00%
WA CLTV**		85.15%	16.39% - 100.00%
WA FICO*		701	524 – 816
WA Seasoning (mo.)		3	1-10
Interest Only Loans		83.52%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		50.84%	
Loan Type			
ARM		78.42%	
Fixed		21.58%	
Geographic Distribution			
	CA	51.36%	
	GA	12.46%	
	NJ	7.86%	
ARM Characteristics			
Gross Margin		3.098%	1.250% - 8.400%
Initial Periodic Cap		3.943%	1.000% - 6.000%
Subsequent Periodic Cap		1.001%	1.000% - 2.000%
Lifetime Maximum Rate		11.817%	9.625% - 18.750%
Lifetime Minimum Rate		3.214%	1.250% - 9.875%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	6	251,649	0.03	41,942	7.385	71.85	703	35.76
50,000.01 - 75,000.00	18	1,099,250	0.13	61,069	6.500	72.30	696	61.75
75,000.01 - 100,000.00	119	10,829,474	1.28	91,004	6.470	73.64	697	80.00
100,000.01 - 125,000.00	174	19,940,551	2.36	114,601	6.507	77.96	701	80.93
125,000.01 - 150,000.00	253	34,891,450	4.12	137,911	6.313	78.53	703	87.31
150,000.01 - 175,000.00	210	34,009,772	4.02	161,951	6.294	77.87	698	83.33
175,000.01 - 200,000.00	210	39,446,613	4.66	187,841	6.305	78.29	698	74.51
200,000.01 - 225,000.00	159	33,840,148	4.00	212,831	6.173	78.41	693	84.21
225,000.01 - 250,000.00	178	42,440,481	5.02	238,430	6.083	77.43	696	84.36
250,000.01 - 275,000.00	145	38,019,409	4.49	262,203	6.126	78.34	692	85.59
275,000.01 - 300,000.00	155	44,689,298	5.28	288,318	6.103	78.28	694	84.39
300,000.01 - 325,000.00	120	37,554,585	4.44	312,955	6.105	79.14	693	85.02
325,000.01 - 359,650.00	155	53,123,954	6.28	342,735	6.072	77.88	695	85.24
359,650.01 - 500,000.00	568	241,610,276	28.56	425,370	6.142	77.33	698	79.66
500,000.01 - 1,000,000.00	292	187,754,829	22.19	642,996	6.080	73.76	711	86.63
1,000,000.01 - 1,250,000.00	4	4,280,100	0.51	1,070,025	5.797	63.73	736	100.00
1,250,000.01 - 1,500,000.00	6	8,082,000	0.96	1,347,000	5.993	54.88	685	84.32
1,500,000.01 - 1,750,000.00	3	4,793,300	0.57	1,597,767	5.728	45.45	743	100.00
1,750,000.01 - 2,000,000.00	5	9,299,250	1.10	1,859,850	5.727	62.48	736	100.00
Total:	**2,780**	**845,956,389**	**100.00%**	**304,301**	**6.142**	**76.25%**	**701**	**83.44%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25,000.01 - 50,000.00	6	250,904	0.03	41,817	7.378	71.92	703	35.87
50,000.01 - 75,000.00	19	1,170,814	0.14	61,622	6.461	72.77	698	57.98
75,000.01 - 100,000.00	118	10,739,290	1.27	91,011	6.474	73.60	696	80.67
100,000.01 - 125,000.00	176	20,167,489	2.39	114,588	6.504	78.05	700	80.01
125,000.01 - 150,000.00	251	34,611,110	4.10	137,893	6.313	78.49	704	88.01
150,000.01 - 175,000.00	213	34,498,976	4.08	161,967	6.288	77.90	699	82.15
175,000.01 - 200,000.00	207	38,851,953	4.60	187,691	6.310	78.27	698	75.65
200,000.01 - 225,000.00	160	34,030,475	4.03	212,690	6.171	78.24	693	83.74
225,000.01 - 250,000.00	177	42,181,932	4.99	238,316	6.084	77.57	697	84.87
250,000.01 - 275,000.00	145	37,983,005	4.49	261,952	6.125	78.34	692	85.67
275,000.01 - 300,000.00	157	45,247,873	5.35	288,203	6.099	78.14	695	83.35
300,000.01 - 325,000.00	119	37,240,130	4.41	312,942	6.113	79.29	693	85.74
325,000.01 - 359,650.00	156	53,473,286	6.33	342,777	6.072	77.94	694	84.68
359,650.01 - 500,000.00	567	241,145,972	28.53	425,302	6.141	77.33	698	79.81
500,000.01 - 1,000,000.00	291	187,123,460	22.14	643,036	6.080	73.75	711	86.93
1,000,000.01 - 1,250,000.00	4	4,280,100	0.51	1,070,025	5.797	63.73	736	100.00
1,250,000.01 - 1,500,000.00	6	8,067,079	0.95	1,344,513	5.994	54.88	685	84.48
1,500,000.01 - 1,750,000.00	3	4,793,300	0.57	1,597,767	5.728	45.45	743	100.00
1,750,000.01 - 2,000,000.00	5	9,299,250	1.10	1,859,850	5.727	62.48	736	100.00
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
3.500 - 3.999	1	274,899	0.03	274,899	3.875	80.00	707	100.00
4.000 - 4.499	3	634,735	0.08	211,578	4.205	74.39	694	100.00
4.500 - 4.999	50	17,797,984	2.11	355,960	4.775	75.34	736	92.40
5.000 - 5.499	263	85,505,850	10.12	325,117	5.214	71.56	728	89.39
5.500 - 5.999	812	276,978,061	32.77	341,106	5.758	74.13	714	85.43
6.000 - 6.499	746	222,752,447	26.36	298,596	6.203	76.73	697	83.43
6.500 - 6.999	562	154,014,710	18.22	274,048	6.680	78.90	681	79.39
7.000 - 7.499	201	52,852,942	6.25	262,950	7.177	79.49	678	86.95
7.500 - 7.999	95	23,630,840	2.80	248,746	7.680	85.97	659	60.04
8.000 - 8.499	31	7,302,389	0.86	235,561	8.176	83.58	661	68.78
8.500 - 8.999	12	2,713,307	0.32	226,109	8.666	83.68	658	54.55
9.000 - 9.499	2	272,200	0.03	136,100	9.293	98.05	618	100.00
9.500 - 9.999	1	400,000	0.05	400,000	9.875	94.12	609	100.00
12.000 - 12.499	1	26,033	0.00	26,033	12.000	16.00	631	0.00
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
180 or less	68	16,154,585	1.91	237,567	5.709	60.46	707	11.64
181 - 240	14	3,761,582	0.45	268,684	5.996	59.72	682	0.00
301 - 360	2,698	825,240,232	97.64	305,871	6.151	76.63	701	85.30
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
180 or less	68	16,154,585	1.91	237,567	5.709	60.46	707	11.64
181 - 240	14	3,761,582	0.45	268,684	5.996	59.72	682	0.00
301 - 360	2,698	825,240,232	97.64	305,871	6.151	76.63	701	85.30
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0-6	2,776	844,316,895	99.90	304,149	6.142	76.25	701	83.60
7-12	4	839,503	0.10	209,876	6.113	78.70	606	0.00
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Loan-to-Value Ratios of Mortgage Loans**

LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25.00 or less	7	1,874,989	0.22	267,856	6.766	18.78	682	83.12
25.01 - 30.00	9	1,718,128	0.20	190,903	5.400	26.56	727	51.07
30.01 - 35.00	10	2,445,733	0.29	244,573	6.021	32.33	671	70.70
35.01 - 40.00	18	6,581,903	0.78	365,661	5.587	38.03	728	62.86
40.01 - 45.00	19	7,829,644	0.93	412,087	5.812	43.03	715	65.56
45.01 - 50.00	26	10,170,706	1.20	391,181	5.744	47.77	740	67.25
50.01 - 55.00	49	21,436,637	2.54	437,482	5.887	52.60	723	71.36
55.01 - 60.00	50	21,705,998	2.57	434,120	5.716	58.06	706	77.30
60.01 - 65.00	113	44,985,391	5.32	398,101	5.811	63.92	708	76.64
65.01 - 70.00	183	54,727,594	6.48	299,058	6.112	69.25	701	82.84
70.01 - 75.00	170	58,205,378	6.89	342,385	6.194	73.72	706	78.32
75.01 - 80.00	1,772	521,377,009	61.69	294,231	6.095	79.76	704	89.51
80.01 - 85.00	59	19,193,103	2.27	325,307	6.597	84.30	642	56.38
85.01 - 90.00	201	52,153,811	6.17	259,472	6.888	89.59	661	63.20
90.01 - 95.00	75	16,444,688	1.95	219,263	7.062	94.75	687	81.61
95.01 -100.00	19	4,305,688	0.51	226,615	6.297	99.77	723	98.06
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Investor Occupied	456	95,875,737	11.34	210,254	6.528	75.36	712	78.15
Owner Occupied	2,201	717,993,389	84.95	326,212	6.068	76.35	699	83.93
Second Home	123	31,287,272	3.70	254,368	6.650	76.57	699	90.55
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Single Family	1,503	498,257,723	58.95	331,509	6.102	74.94	700	81.48
Pud	802	206,798,205	24.47	257,853	6.147	78.30	704	91.17
Condo	293	77,106,683	9.12	263,163	6.107	78.62	711	94.01
2-4 Family	182	62,993,787	7.45	346,120	6.484	76.94	689	61.64
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Cash Out Refi	776	272,450,180	32.24	351,096	6.226	72.20	683	71.65
Purchase	1,849	512,827,700	60.68	277,354	6.143	79.12	708	89.91
Rate & Term Refi	155	59,878,518	7.08	386,313	5.753	70.10	720	82.74
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Full Documentation Provided	611	176,981,890	20.94	289,659	5.903	77.43	714	82.51
No Income / No Asset	272	82,941,079	9.81	304,930	6.118	67.51	706	74.86
No Ratio	205	70,643,608	8.36	344,603	6.288	74.53	707	91.41
Stated Income / Stated Asset	651	189,195,609	22.39	290,623	6.418	78.49	678	68.36
Stated Income / Verified Assets	1,041	325,394,211	38.50	312,578	6.085	76.90	704	93.37
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
10/6 Arm (IO)	34	11,477,458	1.36	337,572	5.671	74.44	754	100.00
15Y Fixed Amort	67	14,274,585	1.69	213,054	5.835	57.89	700	0.00
15Y Fixed Amort (IO)	1	1,880,000	0.22	1,880,000	4.750	80.00	755	100.00
20Y Fixed Amort	14	3,761,582	0.45	268,684	5.996	59.72	682	0.00
2/6 MONTH LIBOR	197	46,259,160	5.47	234,818	6.805	82.23	648	0.00
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350	0.29	303,419	6.479	80.09	706	100.00
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676	4.25	309,868	6.465	80.62	656	100.00
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931	22.70	280,892	6.126	79.24	692	100.00
30Y Fixed Amort	103	50,030,458	5.92	485,733	6.046	71.82	709	0.00
30Y Fixed Amort (IO)	193	112,448,385	13.31	582,634	6.131	69.28	714	100.00
3/6 MONTH LIBOR	30	7,342,679	0.87	244,756	6.639	77.49	673	0.00
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667	0.04	300,667	5.875	80.00	741	100.00
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650	0.86	363,733	6.319	78.30	684	100.00
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954	0.79	305,362	6.382	78.67	681	100.00
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351	3.81	287,789	5.980	76.27	716	100.00
5/6 MONTH LIBOR	58	13,659,992	1.62	235,517	6.269	74.03	705	0.00
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650	0.07	292,325	5.991	81.71	664	100.00
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175	5.18	370,781	6.079	77.86	707	100.00
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290	24.31	246,622	6.152	77.63	710	100.00
6 Mo Libor Arm	6	1,859,150	0.22	309,858	6.013	78.83	695	0.00
6 Mo Libor Arm (IO)	90	30,327,235	3.59	336,969	5.697	75.52	712	100.00
7/6 MONTH LIBOR	8	2,122,915	0.25	265,364	5.810	75.28	754	0.00
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150	0.69	362,009	5.699	74.34	724	100.00
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956	2.06	362,520	5.773	75.51	734	100.00
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
6 Mo Libor	2,402	662,761,389	78.42	275,921	6.162	78.24	698	89.25
Fixed	378	182,395,009	21.58	482,526	6.068	69.00	711	62.68
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
California	1,136	434,058,958	51.36	382,094	5.968	74.58	705	87.34
Georgia	501	105,319,076	12.46	210,218	5.887	78.67	721	93.96
New Jersey	205	66,468,524	7.86	324,237	6.565	78.99	678	64.18
New York	130	50,499,370	5.98	388,457	6.401	75.34	679	56.97
Florida	234	50,476,709	5.97	215,712	6.667	79.57	698	88.82
Nevada	84	20,875,261	2.47	248,515	6.140	77.62	704	94.09
Massachusetts	53	17,390,368	2.06	328,120	6.603	75.00	689	62.47
Arizona	72	15,307,486	1.81	212,604	6.314	79.06	700	87.72
Washington	51	13,584,009	1.61	266,353	5.983	80.19	687	91.23
Colorado	39	10,840,326	1.28	277,957	6.505	77.06	706	98.87
Maryland	30	7,887,072	0.93	262,902	6.603	80.05	666	64.25
Connecticut	22	7,200,511	0.85	327,296	6.354	70.26	683	66.16
Texas	34	5,462,832	0.65	160,672	6.490	79.39	687	70.77
North Carolina	24	5,273,020	0.62	219,709	6.481	74.65	683	87.12
Virginia	17	4,827,105	0.57	283,947	6.301	79.30	704	81.94
Other	148	29,685,772	3.51	200,580	6.566	77.73	690	74.93
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0	742	244,345,760	28.91	329,307	6.404	76.83	695	76.49
6	29	11,326,143	1.34	390,557	5.971	68.47	732	86.17
12	224	82,274,737	9.73	367,298	6.181	74.54	698	78.49
24	830	229,519,688	27.16	276,530	6.120	78.69	692	91.02
36	756	220,567,234	26.10	291,756	5.959	74.01	707	83.63
60	199	57,122,836	6.76	287,049	5.794	76.59	732	89.67
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
501 - 525	1	255,122	0.03	255,122	8.950	80.00	524	0.00
526 - 550	1	347,185	0.04	347,185	8.150	84.34	547	0.00
551 - 575	4	1,114,889	0.13	278,722	6.713	74.96	562	0.00
576 - 600	58	14,544,269	1.72	250,763	6.833	82.18	590	41.78
601 - 625	128	37,369,960	4.42	291,953	6.750	81.90	615	58.62
626 - 650	335	92,045,015	10.89	274,761	6.473	76.82	639	77.63
651 - 675	428	127,139,128	15.04	297,054	6.327	77.32	664	85.95
676 - 700	524	161,567,137	19.12	308,334	6.124	76.51	687	87.42
701 - 725	420	137,144,480	16.23	326,534	6.024	75.57	713	87.89
726 - 750	362	108,248,557	12.81	299,029	5.894	75.63	737	87.16
751 - 775	297	95,282,347	11.27	320,816	5.870	74.26	763	88.67
776 - 800	185	59,393,696	7.03	321,047	5.891	73.66	786	79.74
801 - 825	37	10,704,613	1.27	289,314	5.930	73.63	807	85.59
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.000 - 1.499	1	150,400	0.02	150,400	4.250	80.00	659	100.00
2.000 - 2.499	1,062	274,530,679	41.42	258,503	6.002	77.00	716	94.95
2.500 - 2.999	635	193,610,330	29.21	304,898	6.103	78.35	695	94.69
3.000 - 3.499	264	66,894,166	10.09	253,387	6.081	76.57	709	95.73
3.500 - 3.999	79	28,106,711	4.24	355,781	6.211	75.95	696	91.28
4.000 - 4.499	18	6,436,296	0.97	357,572	6.676	77.94	705	85.39
4.500 - 4.999	16	5,109,562	0.77	319,348	5.680	81.17	657	55.73
5.000 - 5.499	75	22,780,823	3.44	303,744	6.257	81.51	669	63.10
5.500 - 5.999	117	31,624,714	4.77	270,297	6.675	82.44	639	52.87
6.000 - 6.499	49	12,491,724	1.88	254,933	7.066	86.09	627	57.11
6.500 - 6.999	58	13,996,098	2.11	241,312	7.282	86.69	631	55.44
7.000 - 7.499	20	5,379,269	0.81	268,963	7.902	86.58	628	55.33
7.500 - 7.999	7	1,484,618	0.22	212,088	8.705	86.73	631	13.94
8.000 - 8.499	1	166,000	0.03	166,000	9.400	100.00	581	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
October 1, 2005	21	7,394,075	1.12	352,099	5.187	78.05	716	97.12
November 1, 2005	26	7,782,755	1.17	299,337	5.754	74.69	707	85.27
December 1, 2005	33	10,979,022	1.66	332,698	6.028	79.07	711	95.45
January 1, 2006	13	5,245,733	0.79	403,518	5.867	66.23	706	100.00
February 1, 2006	1	447,200	0.07	447,200	5.250	80.00	733	100.00
March 1, 2006	2	337,600	0.05	168,800	4.458	80.00	715	100.00
February 1, 2007	2	646,342	0.10	323,171	6.153	75.83	609	0.00
March 1, 2007	2	649,980	0.10	324,990	6.563	81.45	681	0.00
April 1, 2007	39	10,855,114	1.64	278,336	6.205	78.33	677	82.67
May 1, 2007	86	23,184,128	3.50	269,583	6.343	77.99	678	81.98
June 1, 2007	331	90,631,843	13.67	273,812	6.258	79.28	678	82.26
July 1, 2007	323	86,736,731	13.09	268,535	6.268	80.19	682	88.98
August 1, 2007	221	63,775,979	9.62	288,579	6.344	81.49	681	79.20
November 1, 2007	1	104,867	0.02	104,867	4.625	91.05	598	0.00
February 1, 2008	1	88,295	0.01	88,295	7.586	85.00	589	0.00
April 1, 2008	13	3,468,406	0.52	266,800	5.975	75.90	714	88.57
May 1, 2008	45	15,007,215	2.26	333,494	6.196	75.16	711	83.73
June 1, 2008	60	19,905,406	3.00	331,757	6.208	76.67	698	90.08
July 1, 2008	44	10,369,708	1.56	235,675	6.099	79.30	694	87.50
August 1, 2008	21	4,924,404	0.74	234,495	6.181	79.81	695	78.90
March 1, 2010	2	511,600	0.08	255,800	5.936	78.71	695	100.00
April 1, 2010	30	6,598,933	1.00	219,964	6.049	77.74	720	90.39
May 1, 2010	105	31,376,158	4.73	298,821	6.210	77.35	703	94.39
June 1, 2010	367	101,143,117	15.26	275,594	6.081	77.00	713	93.76
June 30, 2010	1	449,000	0.07	449,000	5.875	68.57	683	100.00
July 1, 2010	294	72,531,449	10.94	246,706	6.160	77.65	708	96.00
August 1, 2010	212	50,822,851	7.67	239,730	6.231	78.37	705	95.97
May 1, 2012	4	1,285,800	0.19	321,450	5.671	68.94	720	100.00
June 1, 2012	34	11,662,834	1.76	343,025	5.676	74.83	734	93.93
July 1, 2012	16	7,089,187	1.07	443,074	6.025	73.22	741	85.77
August 1, 2012	18	5,278,200	0.80	293,233	5.606	80.31	726	92.31
June 1, 2015	22	7,770,158	1.17	353,189	5.687	75.07	760	100.00
July 1, 2015	10	3,169,800	0.48	316,980	5.676	73.87	743	100.00
August 1, 2015	2	537,500	0.08	268,750	5.413	68.69	737	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
9.500 - 9.999	11	3,720,516	0.56	338,229	4.795	73.62	744	97.18
10.000 - 10.499	85	24,250,218	3.66	285,297	5.183	75.33	736	100.00
10.500 - 10.999	314	92,680,472	13.98	295,161	5.639	76.18	711	95.52
11.000 - 11.499	432	112,636,069	16.99	260,732	5.834	77.55	711	94.29
11.500 - 11.999	594	170,920,394	25.79	287,745	6.004	77.17	708	93.69
12.000 - 12.499	442	122,468,174	18.48	277,077	6.362	78.69	687	88.64
12.500 - 12.999	299	79,962,179	12.07	267,432	6.722	80.28	673	77.78
13.000 - 13.499	108	25,501,079	3.85	236,121	7.270	82.55	665	78.91
13.500 - 13.999	81	20,185,042	3.05	249,198	7.659	86.43	657	57.71
14.000 - 14.499	14	3,690,779	0.56	263,627	7.907	84.39	634	52.45
14.500 - 14.999	10	2,463,089	0.37	246,309	8.461	84.33	630	39.12
15.000 - 15.499	2	272,200	0.04	136,100	9.293	98.05	618	100.00
15.500 - 15.999	1	400,000	0.06	400,000	9.875	94.12	609	100.00
16.500 - 16.999	1	676,000	0.10	676,000	4.875	80.00	659	100.00
17.000 - 17.499	1	331,750	0.05	331,750	5.250	79.00	687	100.00
17.500 - 17.999	1	158,740	0.02	158,740	5.625	80.00	704	0.00
18.000 - 18.499	3	1,499,197	0.23	499,732	6.140	74.69	688	84.39
18.500 - 18.999	3	945,493	0.14	315,164	6.714	80.00	693	43.35
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.000 - 1.499	1	150,400	0.02	150,400	4.250	80.00	659	100.00
2.000 - 2.499	1,062	274,530,679	41.42	258,503	6.002	77.00	716	94.95
2.500 - 2.999	635	193,610,330	29.21	304,898	6.103	78.35	695	94.69
3.000 - 3.499	264	66,894,166	10.09	253,387	6.081	76.57	709	95.73
3.500 - 3.999	79	28,106,711	4.24	355,781	6.211	75.95	696	91.28
4.000 - 4.499	16	5,817,096	0.88	363,569	6.814	77.72	704	83.83
5.000 - 5.499	19	5,805,600	0.88	305,558	6.161	78.93	700	100.00
5.500 - 5.999	27	8,736,385	1.32	323,570	5.822	81.10	660	64.40
6.000 - 6.499	70	20,599,784	3.11	294,283	6.263	81.76	648	51.40
6.500 - 6.999	124	32,399,761	4.89	261,288	6.743	83.01	640	54.31
7.000 - 7.499	40	10,000,545	1.51	250,014	7.184	85.14	629	62.53
7.500 - 7.999	49	12,320,393	1.86	251,437	7.659	89.38	630	47.27
8.000 - 8.499	8	1,881,745	0.28	235,218	8.273	87.67	607	17.94
8.500 - 8.999	6	1,341,794	0.20	223,632	8.740	86.38	628	15.43
9.000 - 9.499	1	166,000	0.03	166,000	9.400	100.00	581	100.00
9.500 - 9.999	1	400,000	0.06	400,000	9.875	94.12	609	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.00	87	28,278,179	4.27	325,037	5.725	76.17	713	96.34
1.50	4	1,093,084	0.16	273,271	6.471	76.83	648	80.73
2.00	54	17,458,377	2.63	323,303	6.061	77.88	705	92.42
3.00	1,104	303,151,572	45.74	274,594	6.282	79.68	681	83.29
5.00	935	237,625,132	35.85	254,145	6.174	78.05	706	95.11
6.00	218	75,155,046	11.34	344,748	5.823	73.94	732	91.45
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.00	2,401	662,241,389	99.92	275,819	6.161	78.24	698	89.24
2.00	1	520,000	0.08	520,000	7.850	80.00	702	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Group II Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	1,215	
Total Outstanding Loan Principal Balance	$226,581,606	$40,000 - $665,000
Average Outstanding Loan Principal Balance	$186,487	
WA Coupon	6.434%	5.000% - 10.000%
WA Remaining Term (mo.)	357	353-359
WA LTV	73.03%	10.61% - 100.00%
WA CLTV**	79.92%	10.61% - 100.00%
WA FICO*	701	533-821
WA Seasoning (mo.)	3	1-7
Interest Only Loans	51.94%	
1st Liens	100.00%	
2nd Liens	0.00%	
Simultaneous 2nd Liens	38.21%	
Loan Type		
ARM	0.00%	
Fixed	100.00%	
Geographic Distribution		
	CA 32.07%	
	GA 18.33%	
	NY 8.92%	

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	13	590,175	0.26	45,398	7.022	53.82	712	36.65
50,000.01 - 75,000.00	50	3,332,186	1.47	66,644	6.908	69.08	707	45.84
75,000.01 - 100,000.00	104	9,194,240	4.05	88,406	6.688	71.85	698	35.88
100,000.01 - 125,000.00	186	21,058,346	9.27	113,217	6.659	75.98	704	52.80
125,000.01 - 150,000.00	161	22,160,579	9.75	137,643	6.565	73.43	705	57.07
150,000.01 - 175,000.00	128	20,703,799	9.11	161,748	6.543	75.01	699	50.68
175,000.01 - 200,000.00	106	19,837,164	8.73	187,143	6.474	73.60	690	52.90
200,000.01 - 225,000.00	105	22,284,418	9.81	212,233	6.403	72.76	690	56.45
225,000.01 - 250,000.00	65	15,543,747	6.84	239,135	6.373	71.29	702	49.41
250,000.01 - 275,000.00	82	21,492,972	9.46	262,109	6.434	73.19	700	53.82
275,000.01 - 300,000.00	72	20,752,709	9.13	288,232	6.266	71.02	705	56.98
300,000.01 - 325,000.00	46	14,427,537	6.35	313,642	6.256	71.57	704	58.77
325,000.01 - 359,650.00	68	23,480,824	10.33	345,306	6.252	73.57	704	49.96
359,650.01 - 500,000.00	27	11,154,060	4.91	413,113	6.183	72.06	709	30.10
500,000.01 - 1,000,000.00	2	1,221,000	0.54	610,500	6.386	74.55	764	54.46
Total:	**1,215**	**227,233,756**	**100.00%**	**187,024**	**6.435**	**73.03%**	**701**	**51.79%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25,000.01 - 50,000.00	13	587,618	0.26	45,201	7.021	53.79	712	36.81
50,000.01 - 75,000.00	50	3,320,146	1.47	66,403	6.907	69.07	707	46.00
75,000.01 - 100,000.00	104	9,159,863	4.04	88,076	6.688	71.84	698	36.01
100,000.01 - 125,000.00	186	20,996,580	9.27	112,885	6.659	75.98	704	52.95
125,000.01 - 150,000.00	162	22,249,384	9.82	137,342	6.576	73.46	705	56.84
150,000.01 - 175,000.00	133	21,549,177	9.51	162,024	6.558	75.46	699	48.69
175,000.01 - 200,000.00	102	19,133,524	8.44	187,584	6.429	73.14	689	54.84
200,000.01 - 225,000.00	105	22,275,894	9.83	212,151	6.422	72.50	691	56.47
225,000.01 - 250,000.00	63	15,046,450	6.64	238,833	6.356	71.45	702	51.05
250,000.01 - 275,000.00	86	22,536,013	9.95	262,047	6.425	72.95	698	51.33
275,000.01 - 300,000.00	68	19,598,035	8.65	288,206	6.267	71.19	707	60.34
300,000.01 - 325,000.00	47	14,714,781	6.49	313,080	6.256	70.87	705	57.62
325,000.01 - 359,650.00	67	23,089,634	10.19	344,621	6.253	74.06	704	50.81
359,650.01 - 500,000.00	27	11,106,913	4.90	411,367	6.183	72.07	709	30.22
500,000.01 - 1,000,000.00	2	1,217,594	0.54	608,797	6.387	74.54	764	54.62
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
5.000 - 5.499	13	3,102,618	1.37	238,663	5.223	59.96	715	51.01
5.500 - 5.999	237	53,102,480	23.44	224,061	5.814	64.42	717	40.90
6.000 - 6.499	362	69,841,032	30.82	192,931	6.215	72.13	702	53.57
6.500 - 6.999	369	64,834,856	28.61	175,704	6.653	77.20	693	60.05
7.000 - 7.499	113	17,880,050	7.89	158,231	7.163	81.05	695	51.21
7.500 - 7.999	94	13,828,969	6.10	147,117	7.676	81.11	690	53.22
8.000 - 8.499	18	2,635,069	1.16	146,393	8.119	80.11	666	40.70
8.500 - 8.999	8	1,222,569	0.54	152,821	8.713	85.69	656	35.73
10.000 - 10.499	1	133,964	0.06	133,964	10.000	80.00	656	0.00
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
301 - 360	1,215	226,581,606	100.00	186,487	6.434	73.03	701	51.94
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
301 - 360	1,215	226,581,606	100.00	186,487	6.434	73.03	701	51.94
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0-6	1,214	226,466,946	99.95	186,546	6.433	73.03	701	51.96
7-12	1	114,660	0.05	114,660	8.400	70.24	533	0.00
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Loan-to-Value Ratios of Mortgage Loans**

LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25.00 or less	13	1,673,710	0.74	128,747	6.124	17.90	719	71.70
25.01 - 30.00	9	1,409,954	0.62	156,662	5.859	27.27	735	2.84
30.01 - 35.00	7	1,240,235	0.55	177,176	5.850	33.41	706	42.62
35.01 - 40.00	16	2,681,840	1.18	167,615	6.112	37.78	718	38.46
40.01 - 45.00	28	5,189,583	2.29	185,342	5.919	42.22	703	46.95
45.01 - 50.00	45	7,319,974	3.23	162,666	6.055	47.44	711	24.16
50.01 - 55.00	33	6,975,692	3.08	211,385	5.968	52.58	708	40.26
55.01 - 60.00	66	14,372,515	6.34	217,765	6.113	57.86	685	34.34
60.01 - 65.00	75	15,240,971	6.73	203,213	6.136	63.34	694	37.05
65.01 - 70.00	73	15,895,212	7.02	217,743	6.303	68.99	702	45.98
70.01 - 75.00	76	11,911,206	5.26	156,726	6.602	73.37	698	50.49
75.01 - 80.00	646	120,845,600	53.33	187,067	6.524	79.70	701	58.52
80.01 - 85.00	11	2,456,615	1.08	223,329	6.764	84.61	684	54.73
85.01 - 90.00	61	10,300,467	4.55	168,860	6.779	89.59	702	61.65
90.01 - 95.00	43	6,652,599	2.94	154,712	7.175	94.97	712	57.56
95.01 -100.00	13	2,415,432	1.07	185,802	6.764	100.00	729	70.93
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Investor Occupied	223	37,373,589	16.49	167,595	6.694	70.57	716	44.97
Owner Occupied	939	180,965,631	79.87	192,722	6.369	73.25	698	53.05
Second Home	53	8,242,386	3.64	155,517	6.690	79.44	713	59.02
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Single Family	713	129,366,985	57.10	181,440	6.408	71.90	698	50.17
Pud	329	57,275,516	25.28	174,090	6.487	77.04	702	60.11
Condo	84	14,824,623	6.54	176,484	6.545	75.71	709	66.07
2-4 Family	89	25,114,482	11.08	282,185	6.384	68.15	713	34.07
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Cash Out Refi	421	92,329,199	40.75	219,309	6.278	66.00	689	42.91
Purchase	690	115,539,212	50.99	167,448	6.592	79.04	711	58.62
Rate & Term Refi	104	18,713,195	8.26	179,935	6.231	70.65	699	55.19
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Full Documentation Provided	312	55,017,639	24.28	176,339	6.329	77.24	707	58.93
No Income / No Asset	270	49,057,092	21.65	181,693	6.506	66.17	696	41.57
No Ratio	80	15,436,122	6.81	192,952	6.535	70.31	712	50.38
Stated Income / Stated Asset	209	43,729,708	19.30	209,233	6.398	72.30	691	44.22
Stated Income / Verified Assets	344	63,341,046	27.96	184,131	6.472	75.86	703	59.60
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
30Y Fixed Amort	593	108,903,160	48.06	183,648	6.405	70.57	701	0.00
30Y Fixed Amort (IO)	622	117,678,446	51.94	189,194	6.462	75.31	701	100.00
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Fixed	1,215	226,581,606	100.00	186,487	6.434	73.03	701	51.94
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
California	306	72,666,716	32.07	237,473	6.080	64.39	705	42.21
Georgia	267	41,531,277	18.33	155,548	6.371	79.51	708	71.61
New York	75	20,212,417	8.92	269,499	6.451	71.72	693	44.16
Florida	81	13,249,978	5.85	163,580	6.820	79.06	703	68.24
New Jersey	57	12,463,214	5.50	218,653	6.722	72.37	692	51.69
Texas	68	8,259,051	3.65	121,457	6.763	79.20	707	27.44
Arizona	36	6,419,681	2.83	178,324	6.791	78.53	689	52.32
Michigan	38	6,362,316	2.81	167,429	6.642	77.36	694	70.89
Connecticut	22	4,384,048	1.93	199,275	6.396	73.20	700	31.18
Pennsylvania	30	3,852,518	1.70	128,417	6.727	76.14	705	31.85
Colorado	17	3,531,679	1.56	207,746	6.571	77.03	700	88.36
Washington	19	3,402,980	1.50	179,104	6.360	79.97	707	69.99
South Carolina	21	2,917,169	1.29	138,913	6.967	81.54	710	65.02
Massachusetts	11	2,785,173	1.23	253,198	6.804	72.36	668	43.41
Virginia	14	2,733,431	1.21	195,245	6.777	77.99	678	66.93
Other	153	21,809,958	9.63	142,549	6.817	78.23	694	44.42
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0	342	63,164,632	27.88	184,692	6.573	73.83	702	46.34
6	5	1,072,340	0.47	214,468	5.759	71.33	716	58.61
12	89	22,550,548	9.95	253,377	6.493	69.69	691	37.71
24	128	20,918,934	9.23	163,429	6.516	74.28	704	55.32
36	566	103,174,716	45.54	182,287	6.351	72.35	700	54.78
60	85	15,700,437	6.93	184,711	6.282	77.59	714	71.21
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
526 - 550	1	114,660	0.05	114,660	8.400	70.24	533	0.00
576 - 600	9	1,670,364	0.74	185,596	6.779	59.44	585	0.00
601 - 625	27	4,868,598	2.15	180,318	6.438	71.05	618	43.66
626 - 650	162	31,514,132	13.91	194,532	6.610	71.68	639	50.56
651 - 675	221	39,633,225	17.49	179,336	6.503	73.61	664	54.19
676 - 700	228	42,270,599	18.66	185,397	6.533	74.62	688	55.57
701 - 725	183	33,664,124	14.86	183,957	6.396	73.93	714	51.00
726 - 750	162	31,189,063	13.77	192,525	6.306	74.68	739	55.48
751 - 775	121	22,987,787	10.15	189,982	6.287	73.22	762	52.05
776 - 800	86	16,341,940	7.21	190,023	6.189	68.34	785	47.57
801 - 825	15	2,327,115	1.03	155,141	6.201	62.59	808	18.81
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Opteum

Contact Information

ABS Banking	
Shahid Quraishi *Managing Director*	Tel: (212) 713-2728 shahid.quraishi@ubs.com
Paul Scialabba *Executive Director*	Tel: (212) 713-9832 paul.scialabba@ubs.com
Patrick Fitzsimonds *Associate Director*	Tel: (212) 713-6271 patrick.fitzsimonds@ubs.com
Michael Zentz *Associate*	Tel: (212) 713-6099 michael.zentz@ubs.com
Sharmeen Khan *Analyst*	Tel: (212) 713-6252 sharmeen.khan@ubs.com
MBS/ABS Trading	
Saro Cutri *Executive Director*	Tel: (212) 713-4333 saro.cutri@ubs.com
Stuart Lippman *Director*	Tel: (212) 713-2946 stuart.lippman@ubs.com
Brian Bowes *Director*	Tel: (212) 713-2860 brian.bowes@ubs.com
MBS/ABS Structuring	
David Rashty *Associate Director*	Tel: (212) 713-2860 david.rashty@ubs.com
Margarita Genis *Associate Director*	Tel: (212) 713-2862 margarita.genis@ubs.com
Jennie Tom *Collateral Analyst*	Tel: (212) 713-4701 jennie.tom@ubs.com

Rating Agencies	
Danielle Stumberger	Tel: (212) 438-3514 danielle_stumberger@standardandpoors.com
Spencer Van Kirk	Tel: (212) 438-3135 spencer_van_kirk@standardandpoors.com
Chris Deasy	Tel: (212) 438-2405 chris_deasy@standardandpoors.com
Sang Shin	Tel: (212) 553-4976 sang.shin@moodys.com



Computational Materials Disclaimer

The analysis in this report is based on information provided by Opteum Mortgage Acceptance Corporation (the "Depositor"). Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS Securities LLC ("UBS") and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Depositor. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Opteum

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	3,995	
Total Outstanding Loan Principle Balance	$1,071,738,004	$26,033 - $2,000,000
Average Outstanding Loan Principal Balance	$ 268,270	
WA Coupon	6.204%	3.875% - 12.000%
WA Remaining Term (mo.)	354	175-359
WA LTV	75.57%	10.61% - 100.00%
WA CLTV**	84.04%	10.61% - 100.00%
WA FICO*	701	524-821
WA Seasoning (mo.)	3	1-10
Interest Only Loans	76.84%	
1st Liens	100.00%	
2nd Liens	0.00%	
Simultaneous 2nd Liens	48.17%	
Loan Type		
ARM	61.84%	
Fixed	38.16%	
Geographic Distribution		
	CA 47.28%	
	GA 13.70%	
	NJ 7.36%	
ARM Characteristics		
Gross Margin	3.098%	1.250% - 8.400%
Initial Periodic Cap	3.943%	1.000% - 6.000%
Subsequent Periodic Cap	1.001%	1.000% - 2.000%
Lifetime Maximum Rate	11.817%	9.625% - 18.750%
Lifetime Minimum Rate	3.214%	1.250% - 9.875%

*Zero Values Excluded
**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.



COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	19	841,824	0.08	44,307	7.130	59.21	709	36.38
50,000.01 - 75,000.00	68	4,431,436	0.41	65,168	6.807	69.88	704	49.78
75,000.01 - 100,000.00	223	20,023,714	1.87	89,792	6.570	72.82	697	59.74
100,000.01 - 125,000.00	360	40,998,897	3.82	113,886	6.585	76.94	702	66.48
125,000.01 - 150,000.00	414	57,052,029	5.32	137,807	6.411	76.55	704	75.56
150,000.01 - 175,000.00	338	54,713,571	5.10	161,874	6.388	76.78	699	70.97
175,000.01 - 200,000.00	316	59,283,777	5.52	187,607	6.362	76.72	695	67.28
200,000.01 - 225,000.00	264	56,124,566	5.23	212,593	6.264	76.17	692	73.19
225,000.01 - 250,000.00	243	57,984,228	5.40	238,618	6.161	75.78	698	74.99
250,000.01 - 275,000.00	227	59,512,381	5.55	262,169	6.237	76.48	695	74.12
275,000.01 - 300,000.00	227	65,442,007	6.10	288,291	6.155	75.98	698	75.70
300,000.01 - 325,000.00	166	51,982,122	4.84	313,145	6.147	77.04	696	77.73
325,000.01 - 359,650.00	223	76,604,778	7.14	343,519	6.127	76.56	698	74.43
359,650.01 - 500,000.00	595	252,764,336	23.55	424,814	6.144	77.10	699	77.47
500,000.01 - 1,000,000.00	294	188,975,829	17.61	642,775	6.082	73.77	711	86.43
1,000,000.01 - 1,250,000.00	4	4,280,100	0.40	1,070,025	5.797	63.73	736	100.00
1,250,000.01 - 1,500,000.00	6	8,082,000	0.75	1,347,000	5.993	54.88	685	84.32
1,500,000.01 - 1,750,000.00	3	4,793,300	0.45	1,597,767	5.728	45.45	743	100.00
1,750,000.01 - 2,000,000.00	5	9,299,250	0.87	1,859,850	5.727	62.48	736	100.00
Total:	**3,995**	**1,073,190,145**	**100.00%**	**268,633**	**6.204**	**75.56%**	**701**	**76.74%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25,000.01 - 50,000.00	19	838,522	0.08	44,133	7.128	59.21	709	36.53
50,000.01 - 75,000.00	69	4,490,960	0.42	65,086	6.791	70.04	705	49.12
75,000.01 - 100,000.00	222	19,899,154	1.86	89,636	6.573	72.79	697	60.11
100,000.01 - 125,000.00	362	41,164,069	3.84	113,713	6.583	77.00	702	66.21
125,000.01 - 150,000.00	413	56,860,494	5.31	137,677	6.416	76.52	704	75.82
150,000.01 - 175,000.00	346	56,048,153	5.23	161,989	6.392	76.97	699	69.28
175,000.01 - 200,000.00	309	57,985,477	5.41	187,655	6.349	76.58	695	68.78
200,000.01 - 225,000.00	265	56,306,369	5.25	212,477	6.270	75.97	692	72.95
225,000.01 - 250,000.00	240	57,228,382	5.34	238,452	6.155	75.96	698	75.98
250,000.01 - 275,000.00	231	60,519,018	5.65	261,987	6.237	76.33	694	72.89
275,000.01 - 300,000.00	225	64,845,908	6.05	288,204	6.149	76.04	699	76.40
300,000.01 - 325,000.00	166	51,954,911	4.85	312,981	6.153	76.90	696	77.77
325,000.01 - 359,650.00	223	76,562,921	7.14	343,331	6.127	76.77	697	74.47
359,650.01 - 500,000.00	594	252,252,885	23.54	424,668	6.143	77.10	699	77.63
500,000.01 - 1,000,000.00	293	188,341,054	17.57	642,802	6.082	73.75	711	86.72
1,000,000.01 - 1,250,000.00	4	4,280,100	0.40	1,070,025	5.797	63.73	736	100.00
1,250,000.01 - 1,500,000.00	6	8,067,079	0.75	1,344,513	5.994	54.88	685	84.48
1,500,000.01 - 1,750,000.00	3	4,793,300	0.45	1,597,767	5.728	45.45	743	100.00
1,750,000.01 - 2,000,000.00	5	9,299,250	0.87	1,859,850	5.727	62.48	736	100.00
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
3.500 - 3.999	1	274,899	0.03	274,899	3.875	80.00	707	100.00
4.000 - 4.499	3	634,735	0.06	211,578	4.205	74.39	694	100.00
4.500 - 4.999	50	17,797,984	1.66	355,960	4.775	75.34	736	92.40
5.000 - 5.499	276	88,608,468	8.27	321,045	5.214	71.15	728	88.05
5.500 - 5.999	1,049	330,080,541	30.80	314,662	5.767	72.57	714	78.27
6.000 - 6.499	1,108	292,593,480	27.30	264,074	6.206	75.63	698	76.30
6.500 - 6.999	931	218,849,566	20.42	235,069	6.672	78.40	685	73.66
7.000 - 7.499	314	70,732,992	6.60	225,264	7.173	79.89	683	77.91
7.500 - 7.999	189	37,459,810	3.50	198,200	7.679	84.18	670	57.52
8.000 - 8.499	49	9,937,458	0.93	202,805	8.161	82.66	662	61.34
8.500 - 8.999	20	3,935,876	0.37	196,794	8.681	84.30	658	48.70
9.000 - 9.499	2	272,200	0.03	136,100	9.293	98.05	618	100.00
9.500 - 9.999	1	400,000	0.04	400,000	9.875	94.12	609	100.00
10.000 - 10.499	1	133,964	0.01	133,964	10.000	80.00	656	0.00
12.000 - 12.499	1	26,033	0.00	26,033	12.000	16.00	631	0.00
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
180 or less	68	16,154,585	1.51	237,567	5.709	60.46	707	11.64
181 - 240	14	3,761,582	0.35	268,684	5.996	59.72	682	0.00
301 - 360	3,913	1,051,821,838	98.14	268,802	6.212	75.86	701	78.12
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
180 or less	68	16,154,585	1.51	237,567	5.709	60.46	707	11.64
181 - 240	14	3,761,582	0.35	268,684	5.996	59.72	682	0.00
301 - 360	3,913	1,051,821,838	98.14	268,802	6.212	75.86	701	78.12
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0-6	3,990	1,070,783,841	99.91	268,367	6.204	75.57	701	76.91
7-12	5	954,163	0.09	190,833	6.388	77.68	597	0.00
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Loan-to-Value Ratios of Mortgage Loans**

LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25.00 or less	20	3,548,699	0.33	177,435	6.463	18.37	699	77.73
25.01 - 30.00	18	3,128,082	0.29	173,782	5.607	26.88	731	29.33
30.01 - 35.00	17	3,685,968	0.34	216,822	5.963	32.69	683	61.25
35.01 - 40.00	34	9,263,743	0.86	272,463	5.739	37.95	725	55.80
40.01 - 45.00	47	13,019,227	1.21	277,005	5.855	42.71	710	58.14
45.01 - 50.00	71	17,490,680	1.63	246,348	5.874	47.63	728	49.22
50.01 - 55.00	82	28,412,328	2.65	346,492	5.907	52.59	719	63.72
55.01 - 60.00	116	36,078,513	3.37	311,022	5.874	57.98	697	60.19
60.01 - 65.00	188	60,226,363	5.62	320,353	5.893	63.77	704	66.62
65.01 - 70.00	256	70,622,806	6.59	275,870	6.155	69.19	702	74.55
70.01 - 75.00	246	70,116,584	6.54	285,027	6.263	73.66	704	73.59
75.01 - 80.00	2,418	642,222,609	59.92	265,601	6.176	79.75	703	83.68
80.01 - 85.00	70	21,649,718	2.02	309,282	6.616	84.34	647	56.19
85.01 - 90.00	262	62,454,278	5.83	238,375	6.870	89.59	668	62.95
90.01 - 95.00	118	23,097,286	2.16	195,740	7.095	94.81	695	74.68
95.01 -100.00	32	6,721,120	0.63	210,035	6.465	99.85	726	88.31
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Investor Occupied	679	133,249,327	12.43	196,243	6.575	74.01	713	68.84
Owner Occupied	3,140	898,959,020	83.88	286,293	6.129	75.73	699	77.71
Second Home	176	39,529,658	3.69	224,600	6.658	77.17	702	83.97
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Single Family	2,216	627,624,708	58.56	283,224	6.165	74.31	699	75.03
Pud	1,131	264,073,722	24.64	233,487	6.221	78.02	703	84.44
Condo	377	91,931,306	8.58	243,850	6.178	78.16	710	89.51
2-4 Family	271	88,108,269	8.22	325,123	6.455	74.44	696	53.78
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Cash Out Refi	1,197	364,779,379	34.04	304,745	6.239	70.63	684	64.37
Purchase	2,539	628,366,912	58.63	247,486	6.225	79.10	709	84.16
Rate & Term Refi	259	78,591,713	7.33	303,443	5.867	70.24	715	76.18
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Full Documentation Provided	923	231,999,530	21.65	251,354	6.004	77.39	712	76.92
No Income / No Asset	542	131,998,171	12.32	243,539	6.263	67.01	703	62.48
No Ratio	285	86,079,730	8.03	302,034	6.332	73.77	708	84.05
Stated Income / Stated Asset	860	232,925,317	21.73	270,843	6.414	77.33	681	63.83
Stated Income / Verified Assets	1,385	388,735,257	36.27	280,675	6.148	76.73	704	87.87
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
10/6 Arm (IO)	34	11,477,458	1.07	337,572	5.671	74.44	754	100.00
15Y Fixed Amort	67	14,274,585	1.33	213,054	5.835	57.89	700	0.00
15Y Fixed Amort (IO)	1	1,880,000	0.18	1,880,000	4.750	80.00	755	100.00
20Y Fixed Amort	14	3,761,582	0.35	268,684	5.996	59.72	682	0.00
2/6 MONTH LIBOR	197	46,259,160	4.32	234,818	6.805	82.23	648	0.00
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350	0.23	303,419	6.479	80.09	706	100.00
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676	3.35	309,868	6.465	80.62	656	100.00
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931	17.90	280,892	6.126	79.24	692	100.00
30Y Fixed Amort	696	158,933,618	14.83	228,353	6.292	70.97	704	0.00
30Y Fixed Amort (IO)	815	230,126,831	21.47	282,364	6.300	72.36	707	100.00
3/6 MONTH LIBOR	30	7,342,679	0.69	244,756	6.639	77.49	673	0.00
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667	0.03	300,667	5.875	80.00	741	100.00
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650	0.68	363,733	6.319	78.30	684	100.00
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954	0.63	305,362	6.382	78.67	681	100.00
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351	3.01	287,789	5.980	76.27	716	100.00
5/6 MONTH LIBOR	58	13,659,992	1.27	235,517	6.269	74.03	705	0.00
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650	0.05	292,325	5.991	81.71	664	100.00
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175	4.08	370,781	6.079	77.86	707	100.00
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290	19.17	246,622	6.152	77.63	710	100.00
6 Mo Libor Arm	6	1,859,150	0.17	309,858	6.013	78.83	695	0.00
6 Mo Libor Arm (IO)	90	30,327,235	2.83	336,969	5.697	75.52	712	100.00
7/6 MONTH LIBOR	8	2,122,915	0.20	265,364	5.810	75.28	754	0.00
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150	0.54	362,009	5.699	74.34	724	100.00
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956	1.62	362,520	5.773	75.51	734	100.00
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
6 Mo Libor	2,402	662,761,389	61.84	275,921	6.162	78.24	698	89.25
Fixed	1,593	408,976,615	38.16	256,734	6.271	71.23	706	56.73
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
California	1,442	506,725,674	47.28	351,405	5.984	73.11	705	80.86
Georgia	768	146,850,354	13.70	191,211	6.024	78.91	718	87.64
New Jersey	262	78,931,738	7.36	301,266	6.590	77.95	680	62.21
New York	205	70,711,786	6.60	344,936	6.415	74.31	683	53.31
Florida	315	63,726,687	5.95	202,307	6.699	79.46	699	84.54
Nevada	91	22,379,685	2.09	245,931	6.152	77.38	704	91.54
Arizona	108	21,727,167	2.03	201,177	6.455	78.90	697	77.26
Massachusetts	64	20,175,541	1.88	315,243	6.631	74.63	686	59.84
Washington	70	16,986,989	1.58	242,671	6.058	80.15	691	86.98
Colorado	56	14,372,005	1.34	256,643	6.521	77.05	705	96.29
Texas	102	13,721,883	1.28	134,528	6.654	79.28	699	44.69
Connecticut	44	11,584,559	1.08	263,285	6.370	71.37	690	52.93
Michigan	56	10,328,042	0.96	184,429	6.727	78.03	691	73.79
Maryland	43	9,791,052	0.91	227,699	6.710	78.93	670	60.18
Pennsylvania	49	7,625,080	0.71	155,614	6.703	79.50	689	38.02
Other	320	56,099,762	5.23	175,312	6.622	77.75	694	67.30
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0	1,084	307,510,391	28.69	283,681	6.439	76.22	697	70.30
6	34	12,398,483	1.16	364,661	5.952	68.72	730	83.78
12	313	104,825,285	9.78	334,905	6.248	73.49	696	69.72
24	958	250,438,622	23.37	261,418	6.153	78.32	693	88.04
36	1,322	323,741,950	30.21	244,888	6.083	73.48	705	74.44
60	284	72,823,273	6.79	256,420	5.899	76.80	728	85.69
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
501 - 525	1	255,122	0.02	255,122	8.950	80.00	524	0.00
526 - 550	2	461,845	0.04	230,922	8.212	80.84	544	0.00
551 - 575	4	1,114,889	0.10	278,722	6.713	74.96	562	0.00
576 - 600	67	16,214,634	1.51	242,009	6.828	79.84	589	37.48
601 - 625	155	42,238,558	3.94	272,507	6.714	80.65	616	56.89
626 - 650	497	123,559,147	11.53	248,610	6.508	75.50	639	70.72
651 - 675	649	166,772,354	15.56	256,968	6.369	76.44	664	78.40
676 - 700	752	203,837,736	19.02	271,061	6.209	76.12	688	80.81
701 - 725	603	170,808,604	15.94	283,265	6.098	75.25	713	80.62
726 - 750	524	139,437,619	13.01	266,102	5.986	75.41	738	80.07
751 - 775	418	118,270,134	11.04	282,943	5.951	74.06	763	81.55
776 - 800	271	75,735,636	7.07	279,467	5.955	72.51	786	72.80
801 - 825	52	13,031,728	1.22	250,610	5.979	71.65	807	73.66
Total:	**3,995**	**1,071,738,004**	**100.00%**	**268,270**	**6.204**	**75.57%**	**701**	**76.84%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.000 - 1.499	1	150,400	0.02	150,400	4.250	80.00	659	100.00
2.000 - 2.499	1,062	274,530,679	41.42	258,503	6.002	77.00	716	94.95
2.500 - 2.999	635	193,610,330	29.21	304,898	6.103	78.35	695	94.69
3.000 - 3.499	264	66,894,166	10.09	253,387	6.081	76.57	709	95.73
3.500 - 3.999	79	28,106,711	4.24	355,781	6.211	75.95	696	91.28
4.000 - 4.499	18	6,436,296	0.97	357,572	6.676	77.94	705	85.39
4.500 - 4.999	16	5,109,562	0.77	319,348	5.680	81.17	657	55.73
5.000 - 5.499	75	22,780,823	3.44	303,744	6.257	81.51	669	63.10
5.500 - 5.999	117	31,624,714	4.77	270,297	6.675	82.44	639	52.87
6.000 - 6.499	49	12,491,724	1.88	254,933	7.066	86.09	627	57.11
6.500 - 6.999	58	13,996,098	2.11	241,312	7.282	86.69	631	55.44
7.000 - 7.499	20	5,379,269	0.81	268,963	7.902	86.58	628	55.33
7.500 - 7.999	7	1,484,618	0.22	212,088	8.705	86.73	631	13.94
8.000 - 8.499	1	166,000	0.03	166,000	9.400	100.00	581	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
October 1, 2005	21	7,394,075	1.12	352,099	5.187	78.05	716	97.12
November 1, 2005	26	7,782,755	1.17	299,337	5.754	74.69	707	85.27
December 1, 2005	33	10,979,022	1.66	332,698	6.028	79.07	711	95.45
January 1, 2006	13	5,245,733	0.79	403,518	5.867	66.23	706	100.00
February 1, 2006	1	447,200	0.07	447,200	5.250	80.00	733	100.00
March 1, 2006	2	337,600	0.05	168,800	4.458	80.00	715	100.00
February 1, 2007	2	646,342	0.10	323,171	6.153	75.83	609	0.00
March 1, 2007	2	649,980	0.10	324,990	6.563	81.45	681	0.00
April 1, 2007	39	10,855,114	1.64	278,336	6.205	78.33	677	82.67
May 1, 2007	86	23,184,128	3.50	269,583	6.343	77.99	678	81.98
June 1, 2007	331	90,631,843	13.67	273,812	6.258	79.28	678	82.26
July 1, 2007	323	86,736,731	13.09	268,535	6.268	80.19	682	88.98
August 1, 2007	221	63,775,979	9.62	288,579	6.344	81.49	681	79.20
November 1, 2007	1	104,867	0.02	104,867	4.625	91.05	598	0.00
February 1, 2008	1	88,295	0.01	88,295	7.586	85.00	589	0.00
April 1, 2008	13	3,468,406	0.52	266,800	5.975	75.90	714	88.57
May 1, 2008	45	15,007,215	2.26	333,494	6.196	75.16	711	83.73
June 1, 2008	60	19,905,406	3.00	331,757	6.208	76.67	698	90.08
July 1, 2008	44	10,369,708	1.56	235,675	6.099	79.30	694	87.50
August 1, 2008	21	4,924,404	0.74	234,495	6.181	79.81	695	78.90
March 1, 2010	2	511,600	0.08	255,800	5.936	78.71	695	100.00
April 1, 2010	30	6,598,933	1.00	219,964	6.049	77.74	720	90.39
May 1, 2010	105	31,376,158	4.73	298,821	6.210	77.35	703	94.39
June 1, 2010	367	101,143,117	15.26	275,594	6.081	77.00	713	93.76
June 30, 2010	1	449,000	0.07	449,000	5.875	68.57	683	100.00
July 1, 2010	294	72,531,449	10.94	246,706	6.160	77.65	708	96.00
August 1, 2010	212	50,822,851	7.67	239,730	6.231	78.37	705	95.97
May 1, 2012	4	1,285,800	0.19	321,450	5.671	68.94	720	100.00
June 1, 2012	34	11,662,834	1.76	343,025	5.676	74.83	734	93.93
July 1, 2012	16	7,089,187	1.07	443,074	6.025	73.22	741	85.77
August 1, 2012	18	5,278,200	0.80	293,233	5.606	80.31	726	92.31
June 1, 2015	22	7,770,158	1.17	353,189	5.687	75.07	760	100.00
July 1, 2015	10	3,169,800	0.48	316,980	5.676	73.87	743	100.00
August 1, 2015	2	537,500	0.08	268,750	5.413	68.69	737	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
9.500 - 9.999	11	3,720,516	0.56	338,229	4.795	73.62	744	97.18
10.000 - 10.499	85	24,250,218	3.66	285,297	5.183	75.33	736	100.00
10.500 - 10.999	314	92,680,472	13.98	295,161	5.639	76.18	711	95.52
11.000 - 11.499	432	112,636,069	16.99	260,732	5.834	77.55	711	94.29
11.500 - 11.999	594	170,920,394	25.79	287,745	6.004	77.17	708	93.69
12.000 - 12.499	442	122,468,174	18.48	277,077	6.362	78.69	687	88.64
12.500 - 12.999	299	79,962,179	12.07	267,432	6.722	80.28	673	77.78
13.000 - 13.499	108	25,501,079	3.85	236,121	7.270	82.55	665	78.91
13.500 - 13.999	81	20,185,042	3.05	249,198	7.659	86.43	657	57.71
14.000 - 14.499	14	3,690,779	0.56	263,627	7.907	84.39	634	52.45
14.500 - 14.999	10	2,463,089	0.37	246,309	8.461	84.33	630	39.12
15.000 - 15.499	2	272,200	0.04	136,100	9.293	98.05	618	100.00
15.500 - 15.999	1	400,000	0.06	400,000	9.875	94.12	609	100.00
16.500 - 16.999	1	676,000	0.10	676,000	4.875	80.00	659	100.00
17.000 - 17.499	1	331,750	0.05	331,750	5.250	79.00	687	100.00
17.500 - 17.999	1	158,740	0.02	158,740	5.625	80.00	704	0.00
18.000 - 18.499	3	1,499,197	0.23	499,732	6.140	74.69	688	84.39
18.500 - 18.999	3	945,493	0.14	315,164	6.714	80.00	693	43.35
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.000 - 1.499	1	150,400	0.02	150,400	4.250	80.00	659	100.00
2.000 - 2.499	1,062	274,530,679	41.42	258,503	6.002	77.00	716	94.95
2.500 - 2.999	635	193,610,330	29.21	304,898	6.103	78.35	695	94.69
3.000 - 3.499	264	66,894,166	10.09	253,387	6.081	76.57	709	95.73
3.500 - 3.999	79	28,106,711	4.24	355,781	6.211	75.95	696	91.28
4.000 - 4.499	16	5,817,096	0.88	363,569	6.814	77.72	704	83.83
5.000 - 5.499	19	5,805,600	0.88	305,558	6.161	78.93	700	100.00
5.500 - 5.999	27	8,736,385	1.32	323,570	5.822	81.10	660	64.40
6.000 - 6.499	70	20,599,784	3.11	294,283	6.263	81.76	648	51.40
6.500 - 6.999	124	32,399,761	4.89	261,288	6.743	83.01	640	54.31
7.000 - 7.499	40	10,000,545	1.51	250,014	7.184	85.14	629	62.53
7.500 - 7.999	49	12,320,393	1.86	251,437	7.659	89.38	630	47.27
8.000 - 8.499	8	1,881,745	0.28	235,218	8.273	87.67	607	17.94
8.500 - 8.999	6	1,341,794	0.20	223,632	8.740	86.38	628	15.43
9.000 - 9.499	1	166,000	0.03	166,000	9.400	100.00	581	100.00
9.500 - 9.999	1	400,000	0.06	400,000	9.875	94.12	609	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – TOTAL POOL *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.00	87	28,278,179	4.27	325,037	5.725	76.17	713	96.34
1.50	4	1,093,084	0.16	273,271	6.471	76.83	648	80.73
2.00	54	17,458,377	2.63	323,303	6.061	77.88	705	92.42
3.00	1,104	303,151,572	45.74	274,594	6.282	79.68	681	83.29
5.00	935	237,625,132	35.85	254,145	6.174	78.05	706	95.11
6.00	218	75,155,046	11.34	344,748	5.823	73.94	732	91.45
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.00	2,401	662,241,389	99.92	275,819	6.161	78.24	698	89.24
2.00	1	520,000	0.08	520,000	7.850	80.00	702	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



Group I Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,780	
Total Outstanding Loan Principal Balance		$845,156,398	$26,033 - $2,000,000
Average Outstanding Loan Principal Balance		$304,013	
WA Coupon		6.142%	3.875% - 12.000%
WA Remaining Term (mo.)		354	175-359
WA LTV		76.25%	16.00% - 100.00%
WA CLTV**		85.15%	16.39% - 100.00%
WA FICO*		701	524 – 816
WA Seasoning (mo.)		3	1-10
Interest Only Loans		83.52%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		50.84%	
Loan Type			
ARM		78.42%	
Fixed		21.58%	
Geographic Distribution			
	CA	51.36%	
	GA	12.46%	
	NJ	7.86%	
ARM Characteristics			
Gross Margin		3.098%	1.250% - 8.400%
Initial Periodic Cap		3.943%	1.000% - 6.000%
Subsequent Periodic Cap		1.001%	1.000% - 2.000%
Lifetime Maximum Rate		11.817%	9.625% - 18.750%
Lifetime Minimum Rate		3.214%	1.250% - 9.875%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	6	251,649	0.03	41,942	7.385	71.85	703	35.76
50,000.01 - 75,000.00	18	1,099,250	0.13	61,069	6.500	72.30	696	61.75
75,000.01 - 100,000.00	119	10,829,474	1.28	91,004	6.470	73.64	697	80.00
100,000.01 - 125,000.00	174	19,940,551	2.36	114,601	6.507	77.96	701	80.93
125,000.01 - 150,000.00	253	34,891,450	4.12	137,911	6.313	78.53	703	87.31
150,000.01 - 175,000.00	210	34,009,772	4.02	161,951	6.294	77.87	698	83.33
175,000.01 - 200,000.00	210	39,446,613	4.66	187,841	6.305	78.29	698	74.51
200,000.01 - 225,000.00	159	33,840,148	4.00	212,831	6.173	78.41	693	84.21
225,000.01 - 250,000.00	178	42,440,481	5.02	238,430	6.083	77.43	696	84.36
250,000.01 - 275,000.00	145	38,019,409	4.49	262,203	6.126	78.34	692	85.59
275,000.01 - 300,000.00	155	44,689,298	5.28	288,318	6.103	78.28	694	84.39
300,000.01 - 325,000.00	120	37,554,585	4.44	312,955	6.105	79.14	693	85.02
325,000.01 - 359,650.00	155	53,123,954	6.28	342,735	6.072	77.88	695	85.24
359,650.01 - 500,000.00	568	241,610,276	28.56	425,370	6.142	77.33	698	79.66
500,000.01 - 1,000,000.00	292	187,754,829	22.19	642,996	6.080	73.76	711	86.63
1,000,000.01 - 1,250,000.00	4	4,280,100	0.51	1,070,025	5.797	63.73	736	100.00
1,250,000.01 - 1,500,000.00	6	8,082,000	0.96	1,347,000	5.993	54.88	685	84.32
1,500,000.01 - 1,750,000.00	3	4,793,300	0.57	1,597,767	5.728	45.45	743	100.00
1,750,000.01 - 2,000,000.00	5	9,299,250	1.10	1,859,850	5.727	62.48	736	100.00
Total:	**2,780**	**845,956,389**	**100.00%**	**304,301**	**6.142**	**76.25%**	**701**	**83.44%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25,000.01 - 50,000.00	6	250,904	0.03	41,817	7.378	71.92	703	35.87
50,000.01 - 75,000.00	19	1,170,814	0.14	61,622	6.461	72.77	698	57.98
75,000.01 - 100,000.00	118	10,739,290	1.27	91,011	6.474	73.60	696	80.67
100,000.01 - 125,000.00	176	20,167,489	2.39	114,588	6.504	78.05	700	80.01
125,000.01 - 150,000.00	251	34,611,110	4.10	137,893	6.313	78.49	704	88.01
150,000.01 - 175,000.00	213	34,498,976	4.08	161,967	6.288	77.90	699	82.15
175,000.01 - 200,000.00	207	38,851,953	4.60	187,691	6.310	78.27	698	75.65
200,000.01 - 225,000.00	160	34,030,475	4.03	212,690	6.171	78.24	693	83.74
225,000.01 - 250,000.00	177	42,181,932	4.99	238,316	6.084	77.57	697	84.87
250,000.01 - 275,000.00	145	37,983,005	4.49	261,952	6.125	78.34	692	85.67
275,000.01 - 300,000.00	157	45,247,873	5.35	288,203	6.099	78.14	695	83.35
300,000.01 - 325,000.00	119	37,240,130	4.41	312,942	6.113	79.29	693	85.74
325,000.01 - 359,650.00	156	53,473,286	6.33	342,777	6.072	77.94	694	84.68
359,650.01 - 500,000.00	567	241,145,972	28.53	425,302	6.141	77.33	698	79.81
500,000.01 - 1,000,000.00	291	187,123,460	22.14	643,036	6.080	73.75	711	86.93
1,000,000.01 - 1,250,000.00	4	4,280,100	0.51	1,070,025	5.797	63.73	736	100.00
1,250,000.01 - 1,500,000.00	6	8,067,079	0.95	1,344,513	5.994	54.88	685	84.48
1,500,000.01 - 1,750,000.00	3	4,793,300	0.57	1,597,767	5.728	45.45	743	100.00
1,750,000.01 - 2,000,000.00	5	9,299,250	1.10	1,859,850	5.727	62.48	736	100.00
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
3.500 - 3.999	1	274,899	0.03	274,899	3.875	80.00	707	100.00
4.000 - 4.499	3	634,735	0.08	211,578	4.205	74.39	694	100.00
4.500 - 4.999	50	17,797,984	2.11	355,960	4.775	75.34	736	92.40
5.000 - 5.499	263	85,505,850	10.12	325,117	5.214	71.56	728	89.39
5.500 - 5.999	812	276,978,061	32.77	341,106	5.758	74.13	714	85.43
6.000 - 6.499	746	222,752,447	26.36	298,596	6.203	76.73	697	83.43
6.500 - 6.999	562	154,014,710	18.22	274,048	6.680	78.90	681	79.39
7.000 - 7.499	201	52,852,942	6.25	262,950	7.177	79.49	678	86.95
7.500 - 7.999	95	23,630,840	2.80	248,746	7.680	85.97	659	60.04
8.000 - 8.499	31	7,302,389	0.86	235,561	8.176	83.58	661	68.78
8.500 - 8.999	12	2,713,307	0.32	226,109	8.666	83.68	658	54.55
9.000 - 9.499	2	272,200	0.03	136,100	9.293	98.05	618	100.00
9.500 - 9.999	1	400,000	0.05	400,000	9.875	94.12	609	100.00
12.000 - 12.499	1	26,033	0.00	26,033	12.000	16.00	631	0.00
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
180 or less	68	16,154,585	1.91	237,567	5.709	60.46	707	11.64
181 - 240	14	3,761,582	0.45	268,684	5.996	59.72	682	0.00
301 - 360	2,698	825,240,232	97.64	305,871	6.151	76.63	701	85.30
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
180 or less	68	16,154,585	1.91	237,567	5.709	60.46	707	11.64
181 - 240	14	3,761,582	0.45	268,684	5.996	59.72	682	0.00
301 - 360	2,698	825,240,232	97.64	305,871	6.151	76.63	701	85.30
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0-6	2,776	844,316,895	99.90	304,149	6.142	76.25	701	83.60
7-12	4	839,503	0.10	209,876	6.113	78.70	606	0.00
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Loan-to-Value Ratios of Mortgage Loans**

LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25.00 or less	7	1,874,989	0.22	267,856	6.766	18.78	682	83.12
25.01 - 30.00	9	1,718,128	0.20	190,903	5.400	26.56	727	51.07
30.01 - 35.00	10	2,445,733	0.29	244,573	6.021	32.33	671	70.70
35.01 - 40.00	18	6,581,903	0.78	365,661	5.587	38.03	728	62.86
40.01 - 45.00	19	7,829,644	0.93	412,087	5.812	43.03	715	65.56
45.01 - 50.00	26	10,170,706	1.20	391,181	5.744	47.77	740	67.25
50.01 - 55.00	49	21,436,637	2.54	437,482	5.887	52.60	723	71.36
55.01 - 60.00	50	21,705,998	2.57	434,120	5.716	58.06	706	77.30
60.01 - 65.00	113	44,985,391	5.32	398,101	5.811	63.92	708	76.64
65.01 - 70.00	183	54,727,594	6.48	299,058	6.112	69.25	701	82.84
70.01 - 75.00	170	58,205,378	6.89	342,385	6.194	73.72	706	78.32
75.01 - 80.00	1,772	521,377,009	61.69	294,231	6.095	79.76	704	89.51
80.01 - 85.00	59	19,193,103	2.27	325,307	6.597	84.30	642	56.38
85.01 - 90.00	201	52,153,811	6.17	259,472	6.888	89.59	661	63.20
90.01 - 95.00	75	16,444,688	1.95	219,263	7.062	94.75	687	81.61
95.01 -100.00	19	4,305,688	0.51	226,615	6.297	99.77	723	98.06
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Investor Occupied	456	95,875,737	11.34	210,254	6.528	75.36	712	78.15
Owner Occupied	2,201	717,993,389	84.95	326,212	6.068	76.35	699	83.93
Second Home	123	31,287,272	3.70	254,368	6.650	76.57	699	90.55
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Single Family	1,503	498,257,723	58.95	331,509	6.102	74.94	700	81.48
Pud	802	206,798,205	24.47	257,853	6.147	78.30	704	91.17
Condo	293	77,106,683	9.12	263,163	6.107	78.62	711	94.01
2-4 Family	182	62,993,787	7.45	346,120	6.484	76.94	689	61.64
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Cash Out Refi	776	272,450,180	32.24	351,096	6.226	72.20	683	71.65
Purchase	1,849	512,827,700	60.68	277,354	6.143	79.12	708	89.91
Rate & Term Refi	155	59,878,518	7.08	386,313	5.753	70.10	720	82.74
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Full Documentation Provided	611	176,981,890	20.94	289,659	5.903	77.43	714	82.51
No Income / No Asset	272	82,941,079	9.81	304,930	6.118	67.51	706	74.86
No Ratio	205	70,643,608	8.36	344,603	6.288	74.53	707	91.41
Stated Income / Stated Asset	651	189,195,609	22.39	290,623	6.418	78.49	678	68.36
Stated Income / Verified Assets	1,041	325,394,211	38.50	312,578	6.085	76.90	704	93.37
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
10/6 Arm (IO)	34	11,477,458	1.36	337,572	5.671	74.44	754	100.00
15Y Fixed Amort	67	14,274,585	1.69	213,054	5.835	57.89	700	0.00
15Y Fixed Amort (IO)	1	1,880,000	0.22	1,880,000	4.750	80.00	755	100.00
20Y Fixed Amort	14	3,761,582	0.45	268,684	5.996	59.72	682	0.00
2/6 MONTH LIBOR	197	46,259,160	5.47	234,818	6.805	82.23	648	0.00
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350	0.29	303,419	6.479	80.09	706	100.00
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676	4.25	309,868	6.465	80.62	656	100.00
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931	22.70	280,892	6.126	79.24	692	100.00
30Y Fixed Amort	103	50,030,458	5.92	485,733	6.046	71.82	709	0.00
30Y Fixed Amort (IO)	193	112,448,385	13.31	582,634	6.131	69.28	714	100.00
3/6 MONTH LIBOR	30	7,342,679	0.87	244,756	6.639	77.49	673	0.00
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667	0.04	300,667	5.875	80.00	741	100.00
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650	0.86	363,733	6.319	78.30	684	100.00
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954	0.79	305,362	6.382	78.67	681	100.00
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351	3.81	287,789	5.980	76.27	716	100.00
5/6 MONTH LIBOR	58	13,659,992	1.62	235,517	6.269	74.03	705	0.00
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650	0.07	292,325	5.991	81.71	664	100.00
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175	5.18	370,781	6.079	77.86	707	100.00
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290	24.31	246,622	6.152	77.63	710	100.00
6 Mo Libor Arm	6	1,859,150	0.22	309,858	6.013	78.83	695	0.00
6 Mo Libor Arm (IO)	90	30,327,235	3.59	336,969	5.697	75.52	712	100.00
7/6 MONTH LIBOR	8	2,122,915	0.25	265,364	5.810	75.28	754	0.00
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150	0.69	362,009	5.699	74.34	724	100.00
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956	2.06	362,520	5.773	75.51	734	100.00
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
6 Mo Libor	2,402	662,761,389	78.42	275,921	6.162	78.24	698	89.25
Fixed	378	182,395,009	21.58	482,526	6.068	69.00	711	62.68
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
California	1,136	434,058,958	51.36	382,094	5.968	74.58	705	87.34
Georgia	501	105,319,076	12.46	210,218	5.887	78.67	721	93.96
New Jersey	205	66,468,524	7.86	324,237	6.565	78.99	678	64.18
New York	130	50,499,370	5.98	388,457	6.401	75.34	679	56.97
Florida	234	50,476,709	5.97	215,712	6.667	79.57	698	88.82
Nevada	84	20,875,261	2.47	248,515	6.140	77.62	704	94.09
Massachusetts	53	17,390,368	2.06	328,120	6.603	75.00	689	62.47
Arizona	72	15,307,486	1.81	212,604	6.314	79.06	700	87.72
Washington	51	13,584,009	1.61	266,353	5.983	80.19	687	91.23
Colorado	39	10,840,326	1.28	277,957	6.505	77.06	706	98.87
Maryland	30	7,887,072	0.93	262,902	6.603	80.05	666	64.25
Connecticut	22	7,200,511	0.85	327,296	6.354	70.26	683	66.16
Texas	34	5,462,832	0.65	160,672	6.490	79.39	687	70.77
North Carolina	24	5,273,020	0.62	219,709	6.481	74.65	683	87.12
Virginia	17	4,827,105	0.57	283,947	6.301	79.30	704	81.94
Other	148	29,685,772	3.51	200,580	6.566	77.73	690	74.93
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0	742	244,345,760	28.91	329,307	6.404	76.83	695	76.49
6	29	11,326,143	1.34	390,557	5.971	68.47	732	86.17
12	224	82,274,737	9.73	367,298	6.181	74.54	698	78.49
24	830	229,519,688	27.16	276,530	6.120	78.69	692	91.02
36	756	220,567,234	26.10	291,756	5.959	74.01	707	83.63
60	199	57,122,836	6.76	287,049	5.794	76.59	732	89.67
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
501 - 525	1	255,122	0.03	255,122	8.950	80.00	524	0.00
526 - 550	1	347,185	0.04	347,185	8.150	84.34	547	0.00
551 - 575	4	1,114,889	0.13	278,722	6.713	74.96	562	0.00
576 - 600	58	14,544,269	1.72	250,763	6.833	82.18	590	41.78
601 - 625	128	37,369,960	4.42	291,953	6.750	81.90	615	58.62
626 - 650	335	92,045,015	10.89	274,761	6.473	76.82	639	77.63
651 - 675	428	127,139,128	15.04	297,054	6.327	77.32	664	85.95
676 - 700	524	161,567,137	19.12	308,334	6.124	76.51	687	87.42
701 - 725	420	137,144,480	16.23	326,534	6.024	75.57	713	87.89
726 - 750	362	108,248,557	12.81	299,029	5.894	75.63	737	87.16
751 - 775	297	95,282,347	11.27	320,816	5.870	74.26	763	88.67
776 - 800	185	59,393,696	7.03	321,047	5.891	73.66	786	79.74
801 - 825	37	10,704,613	1.27	289,314	5.930	73.63	807	85.59
Total:	**2,780**	**845,156,398**	**100.00%**	**304,013**	**6.142**	**76.25%**	**701**	**83.52%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.000 - 1.499	1	150,400	0.02	150,400	4.250	80.00	659	100.00
2.000 - 2.499	1,062	274,530,679	41.42	258,503	6.002	77.00	716	94.95
2.500 - 2.999	635	193,610,330	29.21	304,898	6.103	78.35	695	94.69
3.000 - 3.499	264	66,894,166	10.09	253,387	6.081	76.57	709	95.73
3.500 - 3.999	79	28,106,711	4.24	355,781	6.211	75.95	696	91.28
4.000 - 4.499	18	6,436,296	0.97	357,572	6.676	77.94	705	85.39
4.500 - 4.999	16	5,109,562	0.77	319,348	5.680	81.17	657	55.73
5.000 - 5.499	75	22,780,823	3.44	303,744	6.257	81.51	669	63.10
5.500 - 5.999	117	31,624,714	4.77	270,297	6.675	82.44	639	52.87
6.000 - 6.499	49	12,491,724	1.88	254,933	7.066	86.09	627	57.11
6.500 - 6.999	58	13,996,098	2.11	241,312	7.282	86.69	631	55.44
7.000 - 7.499	20	5,379,269	0.81	268,963	7.902	86.58	628	55.33
7.500 - 7.999	7	1,484,618	0.22	212,088	8.705	86.73	631	13.94
8.000 - 8.499	1	166,000	0.03	166,000	9.400	100.00	581	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
October 1, 2005	21	7,394,075	1.12	352,099	5.187	78.05	716	97.12
November 1, 2005	26	7,782,755	1.17	299,337	5.754	74.69	707	85.27
December 1, 2005	33	10,979,022	1.66	332,698	6.028	79.07	711	95.45
January 1, 2006	13	5,245,733	0.79	403,518	5.867	66.23	706	100.00
February 1, 2006	1	447,200	0.07	447,200	5.250	80.00	733	100.00
March 1, 2006	2	337,600	0.05	168,800	4.458	80.00	715	100.00
February 1, 2007	2	646,342	0.10	323,171	6.153	75.83	609	0.00
March 1, 2007	2	649,980	0.10	324,990	6.563	81.45	681	0.00
April 1, 2007	39	10,855,114	1.64	278,336	6.205	78.33	677	82.67
May 1, 2007	86	23,184,128	3.50	269,583	6.343	77.99	678	81.98
June 1, 2007	331	90,631,843	13.67	273,812	6.258	79.28	678	82.26
July 1, 2007	323	86,736,731	13.09	268,535	6.268	80.19	682	88.98
August 1, 2007	221	63,775,979	9.62	288,579	6.344	81.49	681	79.20
November 1, 2007	1	104,867	0.02	104,867	4.625	91.05	598	0.00
February 1, 2008	1	88,295	0.01	88,295	7.586	85.00	589	0.00
April 1, 2008	13	3,468,406	0.52	266,800	5.975	75.90	714	88.57
May 1, 2008	45	15,007,215	2.26	333,494	6.196	75.16	711	83.73
June 1, 2008	60	19,905,406	3.00	331,757	6.208	76.67	698	90.08
July 1, 2008	44	10,369,708	1.56	235,675	6.099	79.30	694	87.50
August 1, 2008	21	4,924,404	0.74	234,495	6.181	79.81	695	78.90
March 1, 2010	2	511,600	0.08	255,800	5.936	78.71	695	100.00
April 1, 2010	30	6,598,933	1.00	219,964	6.049	77.74	720	90.39
May 1, 2010	105	31,376,158	4.73	298,821	6.210	77.35	703	94.39
June 1, 2010	367	101,143,117	15.26	275,594	6.081	77.00	713	93.76
June 30, 2010	1	449,000	0.07	449,000	5.875	68.57	683	100.00
July 1, 2010	294	72,531,449	10.94	246,706	6.160	77.65	708	96.00
August 1, 2010	212	50,822,851	7.67	239,730	6.231	78.37	705	95.97
May 1, 2012	4	1,285,800	0.19	321,450	5.671	68.94	720	100.00
June 1, 2012	34	11,662,834	1.76	343,025	5.676	74.83	734	93.93
July 1, 2012	16	7,089,187	1.07	443,074	6.025	73.22	741	85.77
August 1, 2012	18	5,278,200	0.80	293,233	5.606	80.31	726	92.31
June 1, 2015	22	7,770,158	1.17	353,189	5.687	75.07	760	100.00
July 1, 2015	10	3,169,800	0.48	316,980	5.676	73.87	743	100.00
August 1, 2015	2	537,500	0.08	268,750	5.413	68.69	737	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Opteum Mortgage Acceptance Corporation,
Asset-Backed Pass-Through Certificates, Series 2005-4



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
9.500 - 9.999	11	3,720,516	0.56	338,229	4.795	73.62	744	97.18
10.000 - 10.499	85	24,250,218	3.66	285,297	5.183	75.33	736	100.00
10.500 - 10.999	314	92,680,472	13.98	295,161	5.639	76.18	711	95.52
11.000 - 11.499	432	112,636,069	16.99	260,732	5.834	77.55	711	94.29
11.500 - 11.999	594	170,920,394	25.79	287,745	6.004	77.17	708	93.69
12.000 - 12.499	442	122,468,174	18.48	277,077	6.362	78.69	687	88.64
12.500 - 12.999	299	79,962,179	12.07	267,432	6.722	80.28	673	77.78
13.000 - 13.499	108	25,501,079	3.85	236,121	7.270	82.55	665	78.91
13.500 - 13.999	81	20,185,042	3.05	249,198	7.659	86.43	657	57.71
14.000 - 14.499	14	3,690,779	0.56	263,627	7.907	84.39	634	52.45
14.500 - 14.999	10	2,463,089	0.37	246,309	8.461	84.33	630	39.12
15.000 - 15.499	2	272,200	0.04	136,100	9.293	98.05	618	100.00
15.500 - 15.999	1	400,000	0.06	400,000	9.875	94.12	609	100.00
16.500 - 16.999	1	676,000	0.10	676,000	4.875	80.00	659	100.00
17.000 - 17.499	1	331,750	0.05	331,750	5.250	79.00	687	100.00
17.500 - 17.999	1	158,740	0.02	158,740	5.625	80.00	704	0.00
18.000 - 18.499	3	1,499,197	0.23	499,732	6.140	74.69	688	84.39
18.500 - 18.999	3	945,493	0.14	315,164	6.714	80.00	693	43.35
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.000 - 1.499	1	150,400	0.02	150,400	4.250	80.00	659	100.00
2.000 - 2.499	1,062	274,530,679	41.42	258,503	6.002	77.00	716	94.95
2.500 - 2.999	635	193,610,330	29.21	304,898	6.103	78.35	695	94.69
3.000 - 3.499	264	66,894,166	10.09	253,387	6.081	76.57	709	95.73
3.500 - 3.999	79	28,106,711	4.24	355,781	6.211	75.95	696	91.28
4.000 - 4.499	16	5,817,096	0.88	363,569	6.814	77.72	704	83.83
5.000 - 5.499	19	5,805,600	0.88	305,558	6.161	78.93	700	100.00
5.500 - 5.999	27	8,736,385	1.32	323,570	5.822	81.10	660	64.40
6.000 - 6.499	70	20,599,784	3.11	294,283	6.263	81.76	648	51.40
6.500 - 6.999	124	32,399,761	4.89	261,288	6.743	83.01	640	54.31
7.000 - 7.499	40	10,000,545	1.51	250,014	7.184	85.14	629	62.53
7.500 - 7.999	49	12,320,393	1.86	251,437	7.659	89.38	630	47.27
8.000 - 8.499	8	1,881,745	0.28	235,218	8.273	87.67	607	17.94
8.500 - 8.999	6	1,341,794	0.20	223,632	8.740	86.38	628	15.43
9.000 - 9.499	1	166,000	0.03	166,000	9.400	100.00	581	100.00
9.500 - 9.999	1	400,000	0.06	400,000	9.875	94.12	609	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.00	87	28,278,179	4.27	325,037	5.725	76.17	713	96.34
1.50	4	1,093,084	0.16	273,271	6.471	76.83	648	80.73
2.00	54	17,458,377	2.63	323,303	6.061	77.88	705	92.42
3.00	1,104	303,151,572	45.74	274,594	6.282	79.68	681	83.29
5.00	935	237,625,132	35.85	254,145	6.174	78.05	706	95.11
6.00	218	75,155,046	11.34	344,748	5.823	73.94	732	91.45
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
1.00	2,401	662,241,389	99.92	275,819	6.161	78.24	698	89.24
2.00	1	520,000	0.08	520,000	7.850	80.00	702	100.00
Total:	**2,402**	**662,761,389**	**100.00%**	**275,921**	**6.162**	**78.24%**	**698**	**89.25%**



Group II Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,215	
Total Outstanding Loan Principal Balance		$226,581,606	$40,000 - $665,000
Average Outstanding Loan Principal Balance		$186,487	
WA Coupon		6.434%	5.000% - 10.000%
WA Remaining Term (mo.)		357	353-359
WA LTV		73.03%	10.61% - 100.00%
WA CLTV**		79.92%	10.61% - 100.00%
WA FICO*		701	533-821
WA Seasoning (mo.)		3	1-7
Interest Only Loans		51.94%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		38.21%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	32.07%	
	GA	18.33%	
	NY	8.92%	

*Zero Values Excluded
**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)		Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA LTV*	WA FICO*	IO %
25,000.01 -	50,000.00	13	590,175	0.26	45,398	7.022	53.82	712	36.65
50,000.01 -	75,000.00	50	3,332,186	1.47	66,644	6.908	69.08	707	45.84
75,000.01 -	100,000.00	104	9,194,240	4.05	88,406	6.688	71.85	698	35.88
100,000.01 -	125,000.00	186	21,058,346	9.27	113,217	6.659	75.98	704	52.80
125,000.01 -	150,000.00	161	22,160,579	9.75	137,643	6.565	73.43	705	57.07
150,000.01 -	175,000.00	128	20,703,799	9.11	161,748	6.543	75.01	699	50.68
175,000.01 -	200,000.00	106	19,837,164	8.73	187,143	6.474	73.60	690	52.90
200,000.01 -	225,000.00	105	22,284,418	9.81	212,233	6.403	72.76	690	56.45
225,000.01 -	250,000.00	65	15,543,747	6.84	239,135	6.373	71.29	702	49.41
250,000.01 -	275,000.00	82	21,492,972	9.46	262,109	6.434	73.19	700	53.82
275,000.01 -	300,000.00	72	20,752,709	9.13	288,232	6.266	71.02	705	56.98
300,000.01 -	325,000.00	46	14,427,537	6.35	313,642	6.256	71.57	704	58.77
325,000.01 -	359,650.00	68	23,480,824	10.33	345,306	6.252	73.57	704	49.96
359,650.01 -	500,000.00	27	11,154,060	4.91	413,113	6.183	72.06	709	30.10
500,000.01 -	1,000,000.00	2	1,221,000	0.54	610,500	6.386	74.55	764	54.46
Total:		**1,215**	**227,233,756**	**100.00%**	**187,024**	**6.435**	**73.03%**	**701**	**51.79%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)		Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25,000.01 -	50,000.00	13	587,618	0.26	45,201	7.021	53.79	712	36.81
50,000.01 -	75,000.00	50	3,320,146	1.47	66,403	6.907	69.07	707	46.00
75,000.01 -	100,000.00	104	9,159,863	4.04	88,076	6.688	71.84	698	36.01
100,000.01 -	125,000.00	186	20,996,580	9.27	112,885	6.659	75.98	704	52.95
125,000.01 -	150,000.00	162	22,249,384	9.82	137,342	6.576	73.46	705	56.84
150,000.01 -	175,000.00	133	21,549,177	9.51	162,024	6.558	75.46	699	48.69
175,000.01 -	200,000.00	102	19,133,524	8.44	187,584	6.429	73.14	689	54.84
200,000.01 -	225,000.00	105	22,275,894	9.83	212,151	6.422	72.50	691	56.47
225,000.01 -	250,000.00	63	15,046,450	6.64	238,833	6.356	71.45	702	51.05
250,000.01 -	275,000.00	86	22,536,013	9.95	262,047	6.425	72.95	698	51.33
275,000.01 -	300,000.00	68	19,598,035	8.65	288,206	6.267	71.19	707	60.34
300,000.01 -	325,000.00	47	14,714,781	6.49	313,080	6.256	70.87	705	57.62
325,000.01 -	359,650.00	67	23,089,634	10.19	344,621	6.253	74.06	704	50.81
359,650.01 -	500,000.00	27	11,106,913	4.90	411,367	6.183	72.07	709	30.22
500,000.01 -	1,000,000.00	2	1,217,594	0.54	608,797	6.387	74.54	764	54.62
Total:		**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
5.000 - 5.499	13	3,102,618	1.37	238,663	5.223	59.96	715	51.01
5.500 - 5.999	237	53,102,480	23.44	224,061	5.814	64.42	717	40.90
6.000 - 6.499	362	69,841,032	30.82	192,931	6.215	72.13	702	53.57
6.500 - 6.999	369	64,834,856	28.61	175,704	6.653	77.20	693	60.05
7.000 - 7.499	113	17,880,050	7.89	158,231	7.163	81.05	695	51.21
7.500 - 7.999	94	13,828,969	6.10	147,117	7.676	81.11	690	53.22
8.000 - 8.499	18	2,635,069	1.16	146,393	8.119	80.11	666	40.70
8.500 - 8.999	8	1,222,569	0.54	152,821	8.713	85.69	656	35.73
10.000 - 10.499	1	133,964	0.06	133,964	10.000	80.00	656	0.00
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
301 - 360	1,215	226,581,606	100.00	186,487	6.434	73.03	701	51.94
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
301 - 360	1,215	226,581,606	100.00	186,487	6.434	73.03	701	51.94
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0-6	1,214	226,466,946	99.95	186,546	6.433	73.03	701	51.96
7-12	1	114,660	0.05	114,660	8.400	70.24	533	0.00
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Loan-to-Value Ratios of Mortgage Loans**

LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
25.00 or less	13	1,673,710	0.74	128,747	6.124	17.90	719	71.70
25.01 - 30.00	9	1,409,954	0.62	156,662	5.859	27.27	735	2.84
30.01 - 35.00	7	1,240,235	0.55	177,176	5.850	33.41	706	42.62
35.01 - 40.00	16	2,681,840	1.18	167,615	6.112	37.78	718	38.46
40.01 - 45.00	28	5,189,583	2.29	185,342	5.919	42.22	703	46.95
45.01 - 50.00	45	7,319,974	3.23	162,666	6.055	47.44	711	24.16
50.01 - 55.00	33	6,975,692	3.08	211,385	5.968	52.58	708	40.26
55.01 - 60.00	66	14,372,515	6.34	217,765	6.113	57.86	685	34.34
60.01 - 65.00	75	15,240,971	6.73	203,213	6.136	63.34	694	37.05
65.01 - 70.00	73	15,895,212	7.02	217,743	6.303	68.99	702	45.98
70.01 - 75.00	76	11,911,206	5.26	156,726	6.602	73.37	698	50.49
75.01 - 80.00	646	120,845,600	53.33	187,067	6.524	79.70	701	58.52
80.01 - 85.00	11	2,456,615	1.08	223,329	6.764	84.61	684	54.73
85.01 - 90.00	61	10,300,467	4.55	168,860	6.779	89.59	702	61.65
90.01 - 95.00	43	6,652,599	2.94	154,712	7.175	94.97	712	57.56
95.01 -100.00	13	2,415,432	1.07	185,802	6.764	100.00	729	70.93
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Investor Occupied	223	37,373,589	16.49	167,595	6.694	70.57	716	44.97
Owner Occupied	939	180,965,631	79.87	192,722	6.369	73.25	698	53.05
Second Home	53	8,242,386	3.64	155,517	6.690	79.44	713	59.02
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Single Family	713	129,366,985	57.10	181,440	6.408	71.90	698	50.17
Pud	329	57,275,516	25.28	174,090	6.487	77.04	702	60.11
Condo	84	14,824,623	6.54	176,484	6.545	75.71	709	66.07
2-4 Family	89	25,114,482	11.08	282,185	6.384	68.15	713	34.07
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Cash Out Refi	421	92,329,199	40.75	219,309	6.278	66.00	689	42.91
Purchase	690	115,539,212	50.99	167,448	6.592	79.04	711	58.62
Rate & Term Refi	104	18,713,195	8.26	179,935	6.231	70.65	699	55.19
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Full Documentation Provided	312	55,017,639	24.28	176,339	6.329	77.24	707	58.93
No Income / No Asset	270	49,057,092	21.65	181,693	6.506	66.17	696	41.57
No Ratio	80	15,436,122	6.81	192,952	6.535	70.31	712	50.38
Stated Income / Stated Asset	209	43,729,708	19.30	209,233	6.398	72.30	691	44.22
Stated Income / Verified Assets	344	63,341,046	27.96	184,131	6.472	75.86	703	59.60
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
30Y Fixed Amort	593	108,903,160	48.06	183,648	6.405	70.57	701	0.00
30Y Fixed Amort (IO)	622	117,678,446	51.94	189,194	6.462	75.31	701	100.00
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
Fixed	1,215	226,581,606	100.00	186,487	6.434	73.03	701	51.94
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**



COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
California	306	72,666,716	32.07	237,473	6.080	64.39	705	42.21
Georgia	267	41,531,277	18.33	155,548	6.371	79.51	708	71.61
New York	75	20,212,417	8.92	269,499	6.451	71.72	693	44.16
Florida	81	13,249,978	5.85	163,580	6.820	79.06	703	68.24
New Jersey	57	12,463,214	5.50	218,653	6.722	72.37	692	51.69
Texas	68	8,259,051	3.65	121,457	6.763	79.20	707	27.44
Arizona	36	6,419,681	2.83	178,324	6.791	78.53	689	52.32
Michigan	38	6,362,316	2.81	167,429	6.642	77.36	694	70.89
Connecticut	22	4,384,048	1.93	199,275	6.396	73.20	700	31.18
Pennsylvania	30	3,852,518	1.70	128,417	6.727	76.14	705	31.85
Colorado	17	3,531,679	1.56	207,746	6.571	77.03	700	88.36
Washington	19	3,402,980	1.50	179,104	6.360	79.97	707	69.99
South Carolina	21	2,917,169	1.29	138,913	6.967	81.54	710	65.02
Massachusetts	11	2,785,173	1.23	253,198	6.804	72.36	668	43.41
Virginia	14	2,733,431	1.21	195,245	6.777	77.99	678	66.93
Other	153	21,809,958	9.63	142,549	6.817	78.23	694	44.42
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
0	342	63,164,632	27.88	184,692	6.573	73.83	702	46.34
6	5	1,072,340	0.47	214,468	5.759	71.33	716	58.61
12	89	22,550,548	9.95	253,377	6.493	69.69	691	37.71
24	128	20,918,934	9.23	163,429	6.516	74.28	704	55.32
36	566	103,174,716	45.54	182,287	6.351	72.35	700	54.78
60	85	15,700,437	6.93	184,711	6.282	77.59	714	71.21
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA LTV	WA FICO	IO %
526 - 550	1	114,660	0.05	114,660	8.400	70.24	533	0.00
576 - 600	9	1,670,364	0.74	185,596	6.779	59.44	585	0.00
601 - 625	27	4,868,598	2.15	180,318	6.438	71.05	618	43.66
626 - 650	162	31,514,132	13.91	194,532	6.610	71.68	639	50.56
651 - 675	221	39,633,225	17.49	179,336	6.503	73.61	664	54.19
676 - 700	228	42,270,599	18.66	185,397	6.533	74.62	688	55.57
701 - 725	183	33,664,124	14.86	183,957	6.396	73.93	714	51.00
726 - 750	162	31,189,063	13.77	192,525	6.306	74.68	739	55.48
751 - 775	121	22,987,787	10.15	189,982	6.287	73.22	762	52.05
776 - 800	86	16,341,940	7.21	190,023	6.189	68.34	785	47.57
801 - 825	15	2,327,115	1.03	155,141	6.201	62.59	808	18.81
Total:	**1,215**	**226,581,606**	**100.00%**	**186,487**	**6.434**	**73.03%**	**701**	**51.94%**

Contact Information

ABS Banking	
Shahid Quraishi *Managing Director*	Tel: (212) 713-2728 shahid.quraishi@ubs.com
Paul Scialabba *Executive Director*	Tel: (212) 713-9832 paul.scialabba@ubs.com
Patrick Fitzsimonds *Associate Director*	Tel: (212) 713-6271 patrick.fitzsimonds@ubs.com
Michael Zentz *Associate*	Tel: (212) 713-6099 michael.zentz@ubs.com
Sharmeen Khan *Analyst*	Tel: (212) 713-6252 sharmeen.khan@ubs.com
MBS/ABS Trading	
Saro Cutri *Executive Director*	Tel: (212) 713-4333 saro.cutri@ubs.com
Stuart Lippman *Director*	Tel: (212) 713-2946 stuart.lippman@ubs.com
Brian Bowes *Director*	Tel: (212) 713-2860 brian.bowes@ubs.com
MBS/ABS Structuring	
David Rashty *Associate Director*	Tel: (212) 713-2860 david.rashty@ubs.com
Margarita Genis *Associate Director*	Tel: (212) 713-2862 margarita.genis@ubs.com
Jennie Tom *Collateral Analyst*	Tel: (212) 713-4701 jennie.tom@ubs.com

Rating Agencies	
Danielle Stumberger	Tel: (212) 438-3514 danielle_stumberger@standardandpoors.com
Spencer Van Kirk	Tel: (212) 438-3135 spencer_van_kirk@standardandpoors.com
Chris Deasy	Tel: (212) 438-2405 chris_deasy@standardandpoors.com
Sang Shin	Tel: (212) 553-4976 sang.shin@moodys.com

PRELIMINARY TERM SHEET

RULE 144A PRIVATE PLACEMENT



Opteum NIM Trust 2005-4 Notes

$18,860,000 Offered Notes (Approximate)

Opteum Mortgage Acceptance Corporation
Depositor

Opteum Financial Services, LLC
Seller and Servicer

The following is a preliminary Term Sheet. All terms and statements are subject to change.



August 18, 2005

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Opteum NIM Trust 2005-4
$18,860,000 (Approximate)

Computational Materials Disclaimer

The analysis in this report is based on information provided by Opteum Mortgage Acceptance Corporation (the "Depositor"). Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS Securities LLC ("UBS") and not by the Issuer of the securities or any of its affiliates, is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Depositor. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in the United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS INITIAL PURCHASER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

*Structure Overview**

Note Balance	WAL (in Years)	Payment Window (in months)	Type	Stated Maturity	Delay Days	Expected Ratings (Moody's)
$18,860,000	1.00	1 – 23	NIM - Fixed	September 2035	0	Baa3

* *Calculated based on 100% of the NIM Pricing Assumptions*

Transaction Parties

Issuer:	Opteum NIM Trust 2005-4
Depositor:	Opteum Mortage Acceptance Corporation
Seller and Servicer:	Opteum Financial Services, LLC
Originators:	Primarily Opteum Financial Services, LLC and Provident Savings Bank
Master Servicer:	Wells Fargo Bank, N.A.
Subservicer:	Cenlar FSB
Indenture Trustee:	HSBC Bank USA, National Association
Owner Trustee:	Wilmington Trust Company
Note Administator:	Wells Fargo Bank, N.A.
Administrators:	Wells Fargo Bank, N.A. and Opteum Financial Services, LLC

Transaction Dates

Dates

Expected Pricing Date:	August 19, 2005
Expected Settlement Date:	August 25, 2005
Underlying Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in September 2005.
First Underlying Distribution date:	On or about September 26, 2005
Payment Date:	The same day as each Underlying Distribution Date.
Record Date:	The business day immediately preceding the applicable Payment Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is *intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such* information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Overview

Securities Offered:

Approximately $18,860,000, Class N Opteum NIM Trust 2005-4 NIM Notes (the "Notes"). The Class N Notes will be structured using the underlying Class X and Class P Certificates from the Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-4 transaction (the "REMIC Trust"). The Notes will be offered solely to (i) qualified institutional buyers ("QIBs") within the meaning of Rule 144A under the Securities Act of 1933 and (ii) to non-U.S. persons outside the United States in compliance with Regulation S under such Act.

Trust Estate:

The Trust Estate will consist of:

(1) A 100% interest in a non-rated class of currently cash flowing subordinate asset-backed certificates (the "Class X Certificates") issued by the REMIC Trust which will support the Notes.

(2) Prepayment Charges on the underlying home equity loans included in the REMIC Trust which have contractual prepayment penalty obligations and prepay during the term of the prepayment penalty. The ownership of such prepayment penalty cash flows will be represented by a 100% interest in a single class of asset-backed certificates issued by the REMIC Trust (the "Class P Certificates") which will support the Notes.

(3) payments received under the swap agreement available after certain payments to the Class A and Class M Certificates.

(4) Payments received under the interest rate corridor agreement.

(5) Any other amounts which may be deposited into the Note Account.

Prepayment Charges:

Except as provided below, the Servicer or any designee of the Servicer shall not be permitted to, pursuant to the related servicing agreement, waive any prepayment charge with respect to any Mortgage Loan. If the Servicer or its designee fails to collect a prepayment charge the Servicer shall pay an amount equal to the amount of the prepayment charge not collected. Notwithstanding the above, the Servicer or its designee may waive a prepayment charge only if (i) the related prepayment is not the result of a refinancing by the Servicer or its designee (if permitted under the terms of the related Mortgage Note), (ii) such waiver relates to a defaulted Mortgage Loan or a reasonably foreseeable default, (iii) such waiver is standard and customary in servicing similar mortgage loans to the Mortgage Loans, and (iv) such waiver, in the reasonable judgment of the Servicer, would maximize recovery of total proceeds from the Mortgage Loan. If a prepayment charge is waived as permitted by meeting the standards described above, then the Servicer is required to pay the amount of such waived prepayment charge, for the benefit of the holders of the Class P Certificates.

Some of the hybrid adjustable rate mortgage loans, originated in California, with prepayment penalty terms in excess of the fixed rate period on the mortgage loans contain a provision where the related borrower does not have to pay a prepayment penalty during a ninety day window following notice of a rate change.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is *intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such* information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Overview

Interest Rate Corridor:	The Interest Rate Corridor is intended to approximately hedge the exposure to the underlying transaction for a period through September 25, 2007 if One-Month LIBOR increases above the low strike rate at any time during such period, subject to a maximum rate of the high strike rate (see attached schedule).
Available Funds:	With respect to any Payment Date after deduction of fees and certain permitted reimbursements payable to the Indenture Trustee and the Administrators., (i) the amount of distributions on the Class X and Class P Certificates on the related Underlying Distribution Date and, (ii) any amounts received under the swap and the interest rate corridor agreements.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Interest Rate Corridor Notional Schedule

Period	Accrual Start Date	Accrual End Date	Effective Notional Balance ($)	Low Strike Rate (%)	High Strike Rate (%)
1	08/25/2005	09/26/2005	215,000,000.00	4.75	4.85
2	09/25/2005	10/25/2005	215,000,000.00	4.75	4.85
3	10/25/2005	11/25/2005	215,000,000.00	4.75	4.85
4	11/25/2005	12/25/2005	215,000,000.00	4.75	4.85
5	12/25/2005	01/25/2006	215,000,000.00	4.75	4.85
6	01/25/2006	02/25/2006	215,000,000.00	4.75	4.85
7	02/25/2006	03/25/2006	215,000,000.00	4.75	4.85
8	03/25/2006	04/25/2006	215,000,000.00	4.75	4.85
9	04/25/2006	05/25/2006	215,000,000.00	4.75	4.85
10	05/25/2006	06/25/2006	215,000,000.00	4.75	4.85
11	06/25/2006	07/25/2006	215,000,000.00	4.75	4.85
12	07/25/2006	08/25/2006	215,000,000.00	3.70	5.05
13	08/25/2006	09/25/2006	215,000,000.00	3.70	5.19
14	09/25/2006	10/25/2006	215,000,000.00	3.70	5.32
15	10/25/2006	11/25/2006	215,000,000.00	3.70	5.45
16	11/25/2006	12/25/2006	215,000,000.00	3.70	5.58
17	12/25/2006	01/25/2007	215,000,000.00	3.70	5.71
18	01/25/2007	02/25/2007	215,000,000.00	3.70	5.84
19	02/25/2007	03/25/2007	215,000,000.00	3.70	5.97
20	03/25/2007	04/25/2007	215,000,000.00	3.70	6.10
21	04/25/2007	05/25/2007	215,000,000.00	3.70	6.23
22	05/25/2007	06/25/2007	215,000,000.00	3.70	6.36
23	06/25/2007	07/25/2007	215,000,000.00	3.70	6.49
24	07/25/2007	08/25/2007	215,000,000.00	3.70	6.62
25	08/25/2007	09/25/2007	215,000,000.00	3.70	6.37
26	09/25/2007	10/25/2007	0.00	3.70	6.12

The accrual period applicable to the Interest Rate Corridor starts on the Accrual Start Date and ends on the day before the Accrual End Date (subject to the modified business day convention).

Scale Factor: 3.00

Floating Rate Payment Amount: Notional Balance times Scale Factor times Floating Rate Day Count Fraction times (the greater of (a) zero and (b) Floating Rate Option minus Cap Rate)

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payments on Notes:

On each Payment Date, the Note Administrator will withdraw (a) from the Note Account the Available Funds for such Payment Date and (b) from the Reserve Fund the amounts described in the Private Placement Memorandum. Following such withdrawals, on each Payment Date, the Note Administrator will pay the following amounts from Available Funds in the following order of priority, in each case, to the extent of remaining Available Funds or, to the extent specified below, from amounts withdrawn from the Reserve Fund:

(i) to the holders of the Class N Notes, the Interest Payment Amount for such Payment Date, *first* from Available Funds attributable to payments received in respect of the Class X Certificate and of the Class P Certificate, *second* from Available Funds attributable to payments from the swap and the interest rate corridor agreements and *third* from amounts on deposit in the Reserve Fund;

(ii) to the holders of the Class N Notes, from Available Funds attributable to payments received in respect of the Class X Certificates and of the Class P Certificate, the Principal Payment Amount for such Payment Date, until the Note Balance of the Class N Notes has been reduced to zero;

(iii) to the holders of the Class N Notes, *first* from Available Funds attributable to payments from the swap and the interest rate corridor agreements and *second* from amounts on deposit in the Reserve Fund, the Derivative Principal Payment Amount for such Payment Date, until the Note Balance of the Class N Notes has been reduced to the Class N PAC Scheduled Balance;

(iv) to the Reserve Fund, all remaining Available Funds attributable to payments from the swap and the interest rate corridor agreements; and

(v) to the holders of the Owner Trust Certificates, all remaining Available Funds attributable to payments received in respect of the Class X Certificate and the Class P Certificate to the extent not paid to the Class N Notes.

Interest accrued during the related Interest Accrual Period on the Note Balance at the Note Rate will be paid to Noteholders on each Payment Date, to the extent of Available Funds for such Payment Date. Amounts not paid on a Payment Date in respect of interest accrued at the Note Rate on the Notes for the related Interest Accrual Period will be carried forward and paid (with additional interest at the Note Rate on the amount so carried forward through the Interest Accrual Period prior to payment) on subsequent Payment Dates to the extent that Available Funds on any such subsequent Payment Date exceed interest accrued at the Note Rate on the Note Balance during the Interest Accrual Period relating to such subsequent Payment Date. With respect to any Payment Date, the sum of (a) such current interest and (b) any such previously accrued and unpaid interest (and any such interest accrued thereon) is the "Interest Payment Amount" for the Notes for such Payment Date. Other than with respect to the Final Maturity Date, to the extent that Available Funds are paid, Noteholders have no recourse for their failure to receive interest or principal on any Payment Date.

The "Interest Accrual Period" for the first Payment Date with respect to the Class N Notes will be the period beginning on August 25, 2005 and ending on the day prior to such Payment Date; and with respect to any subsequent Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. Each Interest Accrual Period, other than the initial Interest Accrual Period, will be calculated on the basis of a 360-day year comprised of twelve 30-day months.

The "Principal Payment Amount" for any Payment Date, is an amount equal to the lesser of (i) the outstanding aggregate Note Balance immediately prior to such Payment Date and (ii) any Available Funds attributable to the Underlying Certificates remaining after payment of the Interest Payment Amount for such Payment Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Overview

Derivative Principal Payment Amount: For any Payment Date is an amount equal to the least of (1) Class N PAC Derivative Payment Amount, (2) the sum of (x) Available Funds attributable to the swap and the interest rate corridor agreements received for such Payment Date and (y) the amount then on deposit in the Reserve Fund, in either case not used to pay the Interest Payment Amount for such Payment Date and (3) the outstanding aggregate Note Balance of the Class N Notes after application of Available Funds attributable to the Underlying Certificates.

Class N PAC Derivative Payment Amount: For any Payment Date is an amount equal to excess, if any, of (1) the aggregate outstanding Note Balance of the Class N Notes immediately after payment of the Principal Payment Amount pursuant to clause (ii) of the first paragraph under "Payments on Notes" above on that Payment Date but before payment of the Derivative Principal Payment Amount in reduction of the Note Balance of the Class N Notes on that Payment Date over (2) the Class N PAC Scheduled Balance for such Payment Date. The "Class N PAC Scheduled Balance" for any Payment Date is equal to the amount set forth for such Payment Date in the Class N PAC Scheduled Balance Table.

Class N PAC Scheduled Balance: For any payment date is equal to the amount set forth for such Payment Date in the Class N PAC Scheduled Balance Table below:

Period	Balance	Period	Balance
Closing	18,860,000.00	12	8,951,065.42
1	18,405,598.77	13	7,929,501.67
2	17,562,947.58	14	6,941,910.36
3	16,670,214.56	15	6,038,914.33
4	15,718,741.31	16	5,167,091.44
5	14,763,960.31	17	4,385,094.22
6	13,802,698.52	18	3,665,605.03
7	13,571,810.27	19	2,876,361.52
8	13,081,585.33	20	2,195,055.90
9	12,044,840.43	21	1,489,223.93
10	11,036,009.71	22	804,580.71
11	10,033,547.60	23	0.00

The Reserve Fund: On the Closing Date, the Indenture Trustee will establish a reserve fund for the benefit of the Noteholders. Amounts constituting Available Funds received from the swap and the interest rate corridor agreements will be deposited in the Reserve Fund to the extent not paid to the Class N Noteholders on a payment date as provided herein and invested in permitted investments. Amounts will be withdrawn to make additional payments to the Class N Notes as described herein. There can be no assurance that there will be sufficient amounts in the Reserve Fund to make payments to the Class N Notes as described herein. When the Note Balance of the Class N Notes has been reduced to zero, all amounts remaining in the Reserve Fund shall be released to the holders of the Owner Trust Certificates.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in *the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the* delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Overview

Federal Tax Status:	The Notes are anticipated to be treated as debt instruments for federal income tax purposes.
ERISA Eligibility:	Subject to the considerations in the Private Placement Memorandum, the Notes will be eligible for purchase by certain ERISA plans as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Notes.
Legal Investment:	The Notes will **NOT** constitute "mortgage related securities" for purposes of SMMEA.
Form of Registration:	Book-entry form through DTC.
Eligible Investors:	The Notes will be offered solely to (i) qualified institutional buyers ("QIBs") within the meaning of Rule 144A under the Securities Act of 1933 and (ii) to non-U.S. persons outside the United States in compliance with Regulation S under such Act.
Unregistered Securities:	The Notes will not be registered under the Securities Act of 1933 in reliance on the exemptions provided by Rule 144A and Regulation S.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structural Diagram



This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. *Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information.* The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	0	37	167,169,419.01	73	36,646,844.47
2	1,029,340,624.48	38	161,087,407.35	74	35,632,607.82
3	989,851,240.48	39	155,246,364.12	75	34,646,954.14
4	957,835,255.56	40	149,636,027.12	76	33,689,048.40
5	936,150,734.45	41	144,246,594.71	77	32,758,081.44
6	912,458,982.99	42	139,068,704.46	78	31,853,269.09
7	886,091,535.60	43	134,093,412.75	79	30,973,851.36
8	857,172,630.52	44	129,312,175.37	80	30,119,091.59
9	825,857,580.51	45	124,716,829.03	81	29,288,275.68
10	792,412,101.56	46	120,299,573.76	82	28,304,111.30
11	758,100,490.81	47	116,052,956.11	83	27,074,555.28
12	725,339,206.52	48	111,969,853.18	84	26,331,570.50
13	694,062,237.77	49	108,043,457.37	85	25,619,104.71
14	664,200,264.43	50	104,267,261.86	86	24,925,898.97
15	635,687,262.79	51	100,635,046.80	87	24,251,429.37
16	608,460,347.17	52	97,140,866.13	88	23,595,186.46
17	582,459,619.25	53	93,779,034.99	89	22,956,674.90
18	557,628,024.56	54	90,544,117.80	90	22,335,413.00
19	533,911,216.03	55	87,430,916.82	91	21,730,932.39
20	511,257,424.01	56	84,406,195.64	92	21,142,777.58
21	486,953,397.23	57	80,865,231.98	93	20,570,505.63
22	450,254,233.54	58	69,911,190.83	94	20,013,685.81
23	311,195,804.84	59	54,384,941.47	95	19,471,899.19
24	298,632,783.13	60	52,866,005.56	96	18,944,738.39
25	287,019,754.95	61	51,390,633.00	97	18,431,807.19
26	275,893,823.58	62	49,957,514.12	98	17,932,720.25
27	265,233,359.28	63	48,565,381.44	99	17,447,102.78
28	255,017,729.90	64	47,213,008.27	100	16,974,590.26
29	245,227,253.84	65	45,899,207.23	101	16,514,828.15
30	235,843,155.19	66	44,622,828.89	102	16,067,471.61
31	226,847,521.02	67	43,382,760.45	103	15,632,185.21
32	218,067,365.83	68	42,177,924.44	104	15,208,642.70
33	208,338,190.30	69	41,007,277.55		
34	187,960,685.42	70	39,869,809.40		
35	180,099,835.16	71	38,764,541.44		
36	173,503,144.34	72	37,690,525.85		

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

NIM Pricing Assumptions

Settlement Date:	August 25, 2005	**Interest Rate Vectors:**	Forward LIBOR Curves
Accrual Type:	30/360	**Prepay Penalty Collection Rate:**	90%
First Interest Payment Date:	September 25, 2005	**Trigger Event:**	In Effect
First Principal Payment Date:	September 25, 2005	**Recovery Delay:**	0 Months
Legal Final Date:	September 25, 2035	**Fixed Rate Mortgage Losses:**	1.25%
Prepayments:	100% Prepay Assumptions*	**Adjustable Rate Mortgage Losses:**	1.25%

* *The pricing prepayment curves represent voluntary principal balance reductions.*

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. *The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in* the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Yield Profile at Various Prepay and Default Scenarios (Forward Libor)

% of PPV	Percentage of Loss Curve				
	75.00	100.00	125.00	150.00	200.00
75.00					
Yield	5.56	5.56	5.56	5.56	5.56
WAL	1.03	1.04	1.05	1.07	1.12
Principal Window	1-23	1-24	1-25	1-25	1-32
Principal Loss Pct	0.00	0.00	0.00	0.00	0.00
Collateral Loss Pct	0.94	1.25	1.56	1.88	2.50
100.00					
Yield	5.56	5.56	5.56	5.56	5.56
WAL	1.00	1.00	1.01	1.02	1.07
Principal Window	1-23	1-23	1-24	1-25	1-32
Principal Loss Pct	0.00	0.00	0.00	0.00	0.00
Collateral Loss Pct	0.94	1.25	1.56	1.88	2.50
125.00					
Yield	5.56	5.56	5.56	5.56	5.56
WAL	0.98	0.98	0.98	0.99	1.02
Principal Window	1-23	1-23	1-24	1-24	1-30
Principal Loss Pct	0.00	0.00	0.00	0.00	0.00
Collateral Loss Pct	0.94	1.25	1.54	1.83	2.38
150.00					
Yield	5.56	5.56	5.56	5.56	5.56
WAL	0.95	0.95	0.96	0.96	0.97
Principal Window	1-23	1-23	1-23	1-24	1-26
Principal Loss Pct	0.00	0.00	0.00	0.00	0.00
Collateral Loss Pct	0.88	1.15	1.41	1.68	2.16
200.00					
Yield	5.56	5.56	5.56	5.56	5.56
WAL	0.87	0.88	0.89	0.89	0.9
Principal Window	1-23	1-23	1-23	1-23	1-23
Principal Loss Pct	0.00	0.00	0.00	0.00	0.00
Collateral Loss Pct	0.77	0.99	1.21	1.43	1.84

Bonds pay at 1 Month LIBOR forwards, while Collateral recasts under 6 Month LIBOR forwards *(See Attached LIBOR Curves)*

Payment Date on the NIM notes is assumed to be the same as the Distribution Date on the Underlying Certificates

CPR is capped in any given month at 90% CPR

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Prepayment Assumptions



This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. *The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in* the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.





** For modeling purposes, the 1-Year CMT Forward Curve was assumed to be equal to the 6-Month Libor Forward Curve*

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the *delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these* securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary of Underlying OPMAC 2005-4 Transaction

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-4.
Offered Certificates:	The Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, and Class M-9 Certificates.
Non-Offered Certificates:	The Class M-10, Class X, Class P and Class R Certificates.
Class A Certificates:	Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D, Class I-A2, and Class II-A1 Certificates.
Class I-A Certificates:	Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C, Class I-A1D and Class I-A2 Certificates.
Class I-A1 Certificates:	Class I-APT, Class I-A1A, Class I-A1B, Class I-A1C and Class I-A1D Certificates.
Class II-A1 Certificates:	Class II-A1 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC.
Master Servicer:	Wells Fargo Bank, N.A.
Subservicer:	Cenlar, FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Counterparty:	Bear Stearns Financial Products, Inc.
Interest Rate Corridor Counterparty:	[ ]
LPMI Providers:	[United Guaranty and PMI Mortgage Insurance Co.]
Closing Date:	*On or about August 25, 2005.*
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing September 26, 2005.
Cut-off Date:	August 1, 2005.
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Servicing Fee:	The Servicing Fee for the Mortgage Loans will be 0.250% per annum. On and after the first interest rate adjustment date, for any adjustable rate Mortgage Loan, the Servicing Fee will equal 0.375% per annum.
Administrative Fees:	The related Servicing Fees, and the fee payable for those loans which are covered under the Lender-Paid Mortgage Insurance Policy.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2 and Class M-3 Offered Certificates will be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will <u>not</u> be ERISA eligible.
Tax Status:	One or more REMIC elections will be made with respect to the Trust.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Triggers Summary of Underlying OPMAC 2005-4 Transaction

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the calendar month immediately preceding such Distribution Date exceeds the applicable percentage set forth below with respect to such distribution date of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date, or

Distribution Date	Percentage
September 2005 to August 2008	N/A
September 2008 to August 2009	0.90%
September 2009 to August 2010	1.35%
September 2010 to August 2011	1.75%
September 2011and thereafter	2.05%

(ii) If the three-month rolling average of 60+ Day Delinquent Loans equals or exceeds 35.00% of the Senior Enhancement Percentage.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS") , is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Structure Summary of Underlying OPMAC 2005-4 Transaction

Class	Amount[1]	Interest Type / Class	Ratings (S&P / Moody's)	Principal Window (Call/Mat)[2]	WAL (Call/Mat)[2]
Class I-APT	305,000,000	Floating Rate/Super Senior/Pass-through	AAA/Aaa	1-104 / 1-193	3.02 / 3.19
Class I-A1A	229,239,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	1-22 / 1-22	1.00 / 1.00
Class I-A1B	201,753,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	22-57 / 22-57	3.00 / 3.00
Class I-A1C	76,190,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	57-96 / 57-196	6.11 / 6.11
Class I-A1D	42,871,000	Floating Rate/Super Senior/Sequential	AAA/Aaa	96-104 / 96-193	8.61 / 10.72
Class I-A2	95,006,000	Floating Rate / Mezz Senior/Pass-through	AAA/Aaa	1-104 / 1-193	3.02 / 3.19
Class II-A1	254,705,000	Fixed Rate/Senior/Pass-through	AAA/Aaa	1-104 / 1-238	4.16 / 4.98
Class M-1	20,487,000	Floating Rate / Mezzanine/Sequential	AA+/Aa1	37-104 / 37-161	5.62 / 6.14
Class M-2	19,826,000	Floating Rate / Mezzanine/Sequential	AA/Aa2	37-104 / 37-152	5.62 / 6.08
Class M-3	10,574,000	Floating Rate / Mezzanine/Sequential	AA-/Aa3	37-104 / 37-142	5.62 / 6.02
Class M-4	11,235,000	Floating Rate / Mezzanine/Sequential	A+/A1	37-104 / 37-135	5.62 / 5.96
Class M-5	9,913,000	Floating Rate / Mezzanine/Sequential	A/A2	37-104 / 37-127	5.62 / 5.87
Class M-6	8,591,000	Floating Rate / Mezzanine/Sequential	A-/A3	37-104 / 37-118	5.62 / 5.76
Class M-7	7,270,000	Floating Rate / Mezzanine/Sequential	BBB+/Baa1	37-104 / 37-108	5.59 / 5.60
Class M-8	6,609,000	Floating Rate / Mezzanine/Sequential	BBB/Baa2	37-97 / 37-97	5.39 / 5.39
Class M-9	6,609,000	Floating Rate / Mezzanine/Sequential	BBB-/Baa3	37-86 / 37-86	5.05 / 5.05
Class M-10	9,252,000	Floating Rate / Mezzanine/Sequential	BB/Ba2	37-70 / 37-70	4.05 / 4.05

(1) Certificate sizes are subject to change (+/- 10%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Pricing Speed	
Fixed Rate Mortgage Loans	4% CPR growing to 18% CPR over 12 months
Adjustable Rate Mortgage Loans	4% CPR growing to 30% CPR over 12 months

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Total Collateral Summary of Underlying OPMAC 2005-4 Transaction

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,995	
Total Outstanding Loan Principle Balance		$1,071,738,004	$26,033 - $2,000,000
Average Outstanding Loan Principal Balance		$ 268,270	
WA Coupon		6.204%	3.875% - 12.000%
WA Remaining Term (mo.)		354	175-359
WA LTV		75.57%	10.61% - 100.00%
WA CLTV**		84.04%	10.61% - 100.00%
WA FICO*		701	524-821
WA Seasoning (mo.)		3	1-10
Interest Only Loans		76.84%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		48.17%	
Loan Type			
ARM		61.84%	
Fixed		38.16%	
Geographic Distribution			
	CA	47.28%	
	GA	13.70%	
	NJ	7.36%	
ARM Characteristics			
Gross Margin		3.098%	1.250% - 8.400%
Initial Periodic Cap		3.943%	1.000% - 6.000%
Subsequent Periodic Cap		1.001%	1.000% - 2.000%
Lifetime Maximum Rate		11.817%	9.625% - 18.750%
Lifetime Minimum Rate		3.214%	1.250% - 9.875%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Contact Information

ABS Banking	
Shahid Quraishi *Managing Director*	Tel: (212) 713-2728 shahid.quraishi@ubs.com
Paul Scialabba *Executive Director*	Tel: (212) 713-9832 paul.scialabba@ubs.com
Patrick Fitzsimonds *Associate Director*	Tel: (212) 713-6271 patrick.fitzsimonds@ubs.com
Michael Zentz *Associate*	Tel: (212) 713-6099 michael.zentz@ubs.com
Sharmeen Khan *Analyst*	Tel: (212) 713-6252 sharmeen.khan@ubs.com
MBS/ABS Trading	
Jack McCleary *Executive Director*	Tel: (212) 713-4330 jack.mccleary@ubs.com
Saro Cutri *Executive Director*	Tel: (212) 713-4333 saro.cutri@ubs.com
Stuart Lippman *Director*	Tel: (212) 713-2946 stuart.lippman@ubs.com
Brian Bowes *Director*	Tel: (212) 713-2860 brian.bowes@ubs.com
MBS/ABS Structuring	
David Rashty *Associate Director*	Tel: (212) 713-2860 david.rashty@ubs.com
Margarita Genis *Associate Director*	Tel: (212) 713-2862 margarita.genis@ubs.com
Jennie Tom *Collateral Analyst*	Tel: (212) 713-4701 jennie.tom@ubs.com

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. The analysis in this report is based on information provided solely by Opteum Mortgage Acceptance Corporation. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Initial Purchaser and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the offering memorandum (the "Final Offering Memorandum"), particularly with respect to the risk and special considerations associated with an investment in the securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. Investors are urged to read the Final Offering Memorandum and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein supersedes information contained in any prior materials relating to these securities. In addition, the information contained herein will be superseded by information contained in the Final Offering Memorandum for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Final Offering Memorandum. This report is provided for informational purposes only and does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities. The Initial Purchaser(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Deal Name: OPMAC05-4

We would like to see the following data on the aggregate collateral and on all of the groups in the deal.

	aggregate pool	group: 1	group: 2
gross WAC (%)	6.204	6.142	6.434
wtd avg FICO	701	701	701
FICO < 600 (%)	1.57	1.78	0.79
FICO 600-650 (%)	15.59	15.46	16.06
wtd avg CLTV (%)	75.57	76.25	73.03
CLTV = 80 (%)	12.75	12.92	12.14
CLTV > 80.01 (%) (include only 2nd liens in pool)	0.00	0.00	0.00
LTV 95.01 -100 (%)	2.21	1.87	3.51
Full Doc (%)	21.69	20.99	24.28
Stated Doc (%)	58.00	60.89	47.25
purch (%)	58.63	60.68	50.99
CO refi (%)	34.04	32.24	40.75
Own Occ (%)	83.88	84.95	79.87
Prepay Penalty (%)	71.31	71.09	72.12
wtd avg DTI (%)	37.71	37.58	38.23
ARM ? (%)	61.84	78.42	0.00
2/28 (%)	25.80	32.71	0.00
3/27 (%)	5.03	6.37	0.00
1st Lien (%)	100.00	100.00	100.00
Avg Loan Balance	$268,269.84	$304,013.09	$186,486.92
# of Loans	3995	2780	1215
Loan Bal < $100k (%)	2.26	1.37	5.59
Mtg Rates > 12% (%)	0.00	0.00	0.00
Manuf Housing (%)	0.00	0.00	0.00
(%) & largest state code	CA(47%)	CA(51%)	CA(32%)
silent 2nd (%)	48.17	50.84	38.21
IO loans (%)	76.84	83.52	51.94
5yr IO (%)	8.71	10.80	0.92
2 yr IO (%)	0.25	0.32	0.00
IO: FICO	704	704	701
IO LTV (%)	76.46	76.66	75.31
IO DTI (%)	37.32	37.23	37.92
IO full doc (%)	21.72	20.75	27.55
IO: purch (%)	64.22	65.33	57.56

All average are wtg averages.

	Originator/ Source 1	Originator/ Source 2	Originator/ Source 3	Aggregate
FICO avg	701			701
FICO stdev	51			51
FICO < 560 %	0.13			0.13
CLTV avg	84.04			84.04
CLTV >80%	56.99			56.99
SS CLTV %	84.04			84.04
Full Doc %	21.69			21.69
Loan Bal avg	268,270			268,270
DTI %	30.04			30.04
DTI >45%	11.06			11.06
Purch %	58.63			58.63
Cash Out %	34.04			34.04
Fxd %	38.16			38.16
3 yr ARM >= %	5.03			5.03
WAC avg	6.204			6.204
WAC stdev	0.69			0.69
1st Lien %	100.00			100.00
MI %	4.67			4.67
CA %	47.28			47.28
Invt Prop %	12.43			12.43
IO %	76.84			76.84
2yr IO%	21.48			21.48
IO non-Full Doc %	60.15			60.15
Multi-Fam %	8.22			8.22
Prim Occ %	83.88			83.88

Originator/ Source	WA LTV	WA CLTV	WA SS CLTV	FICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI%	DTI% > 45	% with MI
Various	75.57	75.57	84.04	701	6.20	100.00	58.63	12.43	100.00	48.17	47.28	21.69	76.84	37.71	11.06	4.67
Total:	75.57	75.57	84.04	701	6.20	100	58.63	12.43	100.00	48.17	47.28	21.69	76.84	37.71	11.06	4.67

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
Full	77.39	77.39	85.19	712	6.00	21.6881	53.96	9.65	100.00	45.70	29.13	100.00	76.96	37.10	16.38	6.69
Non-Full	75.06	75.06	83.72	698	6.26	78.3119	59.92	13.20	100.00	48.86	52.31	0.00	76.81	37.94	9.58	4.11
Total:	75.57	75.57	84.04	701	6.20	100	58.63	12.43	100.00	48.17	47.28	21.69	76.84	37.71	11.06	4.67

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
2-yr IO	79.46	79.46	91.09	686	6.18	21.4811	71.19	10.31	100.00	63.45	61.78	11.08	100.00	39.07	11.20	3.60
Other IO	75.30	75.30	84.48	710	6.15	55.359	61.51	11.46	100.00	53.02	45.09	25.85	100.00	36.59	7.68	5.52
Non-IO	72.60	72.60	76.46	692	6.36	23.1599	40.10	16.73	100.00	22.41	39.07	21.57	0.00	39.11	18.99	3.64
Total:	75.57	75.57	84.04	701	6.20	100	58.63	12.43	100.00	48.17	47.28	21.69	76.84	37.71	11.06	4.67

FICO	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
0-559	76.87	76.87	76.87	545	7.52	0.1255	0.00	0.00	100.00	0.00	0.00	8.52	0.00	39.21	25.81	0.00
560-599	79.66	79.66	80.06	588	6.90	1.44243	13.77	2.57	100.00	2.04	19.27	33.87	34.11	41.47	39.15	0.00
600-639	77.38	77.38	82.85	626	6.61	10.0295	37.02	6.09	100.00	32.03	32.23	24.11	63.49	39.16	18.46	1.95
640-679	76.29	76.29	85.54	661	6.36	23.798	54.39	10.74	100.00	52.33	48.06	15.69	77.93	39.00	12.80	4.13
680>=	74.93	74.93	83.78	730	6.06	64.6046	64.66	14.29	100.00	50.27	50.05	23.28	78.62	36.86	8.61	5.40
Total:	75.57	75.57	84.04	701	6.20	100	58.63	12.43	100.00	48.17	47.28	21.69	76.84	37.71	11.06	4.67

Low Balance	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<80,000	67.89	67.89	81.23	710	6.73	0.69527	76.42	42.29	100.00	50.56	6.42	23.55	46.40	33.25	5.63	11.39
80,000-100,000	74.04	74.04	86.50	693	6.60	1.57367	76.94	36.91	100.00	59.12	7.13	28.47	60.87	36.66	10.56	6.52
100,000>=	75.73	75.73	84.14	701	6.19	97.7311	58.43	11.87	100.00	48.16	48.20	21.46	77.23	37.76	11.14	4.61
Total:	75.65	75.65	84.16	701	6.20	100	58.84	12.48	100.00	48.35	47.27	21.59	76.76	37.71	11.10	4.69

Lien Position	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
1st Lien	75.57	75.57	84.04	701	6.20	100	58.63	12.43	100.00	48.17	47.28	21.69	76.84	37.71	11.06	4.67
Total:	75.57	75.57	84.04	701	6.20	100	58.63	12.43	100.00	48.17	47.28	21.69	76.84	37.71	11.06	4.67

OPMAC05-4
All records

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Conforming	3,161	636,268,375	59.37%	201,287.05	6.290%	76.26%	356	354	3	37.95%	698	21.90%
Non-Conforming	834	435,469,630	40.63	522,145.84	6.078	74.56	358	355	2	37.35	706	21.38
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

AVG UPB: $268,269.84
MIN UPB: $26,033.45
MAX UPB: $2,000,000.00
GROSS WAC: 6.2036851726%
MIN RATE: 3.875%
MAX RATE: 12.000%
MIN ORIG LTV: 10.61%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 175
MAX WAM: 359
% SF/PUD: 83.20%
% FULL/ALT: 21.69%
% CASHOUT: 34.04%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 10.63%
WA LTV: 75.57%
% FICO > 679: 64.60%
% NO FICO: 0.00%
WA FICO: 701
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 71.31%
CALIFORNIA %: 47.28%
NORTH CA. %: 11.20%
SOUTH CA. %: 36.08%
% Fixed: 38.16%
% Arm: 61.84%
% IO: 76.84%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
10/6 MONTH LIBOR -120 MONTH IO	34	11,477,458	1.07%	337,572.29	5.671%	74.44%	360	357	3	29.38%	754	85.89%
15YR FXD	67	14,274,585	1.33	213,053.51	5.835	57.89	180	178	2	33.25	700	30.62
15YR FXD -120 MONTH IO	1	1,880,000	0.18	1,880,000.00	4.750	80.00	180	177	3	36.94	755	0.00
20YR FXD	14	3,761,582	0.35	268,684.39	5.996	59.72	240	237	3	41.88	682	5.99
2/6 MONTH LIBOR	197	46,259,160	4.32	234,818.07	6.805	82.23	360	358	2	40.56	648	14.71
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350	0.23	303,418.75	6.479	80.09	360	356	4	41.83	706	16.48
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676	3.35	309,867.90	6.465	80.62	360	357	3	41.02	656	28.02
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931	17.90	280,891.55	6.126	79.24	360	358	2	38.60	692	7.84
30YR FXD	696	158,933,618	14.83	228,352.90	6.292	70.97	360	358	2	39.17	704	24.53
30YR FXD - 60 MONTH IO	11	3,783,160	0.35	343,923.64	6.294	80.05	360	357	3	45.29	670	43.01
30YR FXD -120 MONTH IO	804	226,343,671	21.12	281,521.98	6.301	72.23	360	358	2	36.38	708	28.72
3/6 MONTH LIBOR	30	7,342,679	0.69	244,755.97	6.639	77.49	360	357	3	40.89	673	0.00
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667	0.03	300,667.00	5.875	80.00	360	355	5	36.84	741	0.00
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650	0.68	363,732.50	6.319	78.30	360	357	3	39.78	684	16.10
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954	0.63	305,361.55	6.382	78.67	360	357	3	36.38	681	20.42
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351	3.01	287,788.85	5.980	76.27	360	357	3	39.10	716	24.87
5/6 MONTH LIBOR	58	13,659,992	1.27	235,517.11	6.269	74.03	360	357	3	37.20	705	12.63
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650	0.05	292,325.00	5.991	81.71	360	356	4	35.46	664	38.48
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175	4.08	370,781.14	6.079	77.86	360	357	3	37.20	707	16.89
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290	19.17	246,622.20	6.152	77.63	360	358	2	36.84	710	22.22
6 MONTH LIBOR	6	1,859,150	0.17	309,858.27	6.013	78.83	360	356	4	41.29	695	26.88
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261	0.29	313,026.10	5.552	71.16	360	356	4	41.52	706	9.39
6 MONTH LIBOR -120 MONTH IO	80	27,196,974	2.54	339,962.18	5.713	76.02	360	356	4	33.54	712	6.14
7/6 MONTH LIBOR	8	2,122,915	0.20	265,364.33	5.810	75.28	360	358	2	30.88	754	44.02
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150	0.54	362,009.38	5.699	74.34	360	357	3	35.39	724	15.01
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956	1.62	362,519.92	5.773	75.51	360	358	2	35.08	734	58.72
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Original Balance	COUNT	OPB	%	AVG OPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
$25,000.01 - $50,000.00	19	$841,824.00	0.08%	44,306.53	7.130%	59.21%	344	342	3	29.91%	709	28.16%
$50,000.01 - $75,000.00	68	4,431,436.00	0.41	65,168.18	6.807	69.88	358	355	3	34.40	704	23.71
$75,000.01 - $100,000.00	223	20,023,714.00	1.87	89,792.44	6.570	72.82	356	354	2	36.07	697	28.29
$100,000.01 - $125,000.00	360	40,998,897.00	3.82	113,885.83	6.585	76.94	355	353	2	37.30	702	27.93
$125,000.01 - $150,000.00	414	57,052,029.00	5.32	137,806.83	6.411	76.55	357	354	2	36.85	704	27.79
$150,000.01 - $175,000.00	338	54,713,571.00	5.10	161,874.47	6.388	76.78	356	354	2	36.61	699	25.28
$175,000.01 - $200,000.00	316	59,283,777.00	5.52	187,606.89	6.362	76.72	351	349	3	37.33	695	24.98
$200,000.01 - $225,000.00	264	56,124,566.00	5.23	212,593.05	6.264	76.17	357	354	3	38.63	692	24.94
$225,000.01 - $250,000.00	243	57,984,228.00	5.40	238,618.22	6.161	75.78	355	353	2	38.08	698	20.61
$250,000.01 - $275,000.00	227	59,512,381.00	5.55	262,169.08	6.237	76.48	360	357	3	38.34	695	17.10
$275,000.01 - $300,000.00	227	65,442,007.00	6.10	288,290.78	6.155	75.98	356	353	3	38.65	698	18.50
$300,000.01 - $325,000.00	166	51,982,122.00	4.84	313,145.31	6.147	77.04	357	354	3	38.93	696	18.69
$325,000.01 - $350,000.00	160	54,143,481.00	5.05	338,396.76	6.107	76.91	356	354	3	38.30	695	21.94
$350,000.01 - $375,000.00	132	47,771,577.00	4.45	361,905.89	6.249	77.08	360	357	3	38.47	695	12.86
$375,000.01 - $400,000.00	138	53,825,946.00	5.02	390,043.09	6.186	76.73	358	355	2	38.30	690	18.81
$400,000.01 - $425,000.00	116	48,011,042.00	4.47	413,888.29	6.057	76.36	360	358	2	39.95	707	20.85
$425,000.01 - $450,000.00	104	45,651,893.00	4.25	438,960.51	6.085	78.26	357	354	2	40.18	695	27.98
$450,000.01 - $475,000.00	88	40,763,750.00	3.80	463,224.43	6.114	77.09	360	357	3	36.62	704	23.80
$475,000.01 - $500,000.00	80	39,201,425.00	3.65	490,017.81	6.184	76.40	357	355	2	38.12	707	27.46
$500,000.01 - $525,000.00	44	22,556,350.00	2.10	512,644.32	5.977	76.43	360	357	3	36.24	713	22.60
$525,000.01 - $550,000.00	35	18,840,044.00	1.76	538,286.97	6.099	77.54	360	358	2	41.06	696	20.19
$550,000.01 - $575,000.00	27	15,117,286.00	1.41	559,899.48	6.114	76.44	360	358	2	38.75	717	14.93
$575,000.01 - $600,000.00	26	15,339,900.00	1.43	589,996.15	6.023	75.97	360	357	3	37.63	712	30.79
$600,000.01 - $625,000.00	23	14,063,850.00	1.31	611,471.74	5.802	74.66	360	358	2	28.97	723	17.39
$625,000.01 - $650,000.00	54	34,738,160.00	3.24	643,299.26	6.279	73.00	360	358	2	38.00	705	9.27
$650,000.01 - $675,000.00	9	5,966,900.00	0.56	662,988.89	5.653	70.21	360	357	3	40.08	697	22.35
$675,000.01 - $700,000.00	9	6,149,000.00	0.57	683,222.22	6.115	77.20	360	358	2	35.59	694	33.64
$700,000.01 - $725,000.00	10	7,165,600.00	0.67	716,560.00	5.924	75.21	360	358	2	34.86	741	9.82
$725,000.01 - $750,000.00	12	8,885,700.00	0.83	740,475.00	5.977	70.11	360	357	3	35.98	728	16.77
$750,000.01 - $775,000.00	4	3,031,850.00	0.28	757,962.50	6.251	76.24	360	358	2	36.07	714	50.16
$775,000.01 - $800,000.00	4	3,200,000.00	0.30	800,000.00	5.844	56.31	315	313	3	35.51	758	25.00
$800,000.01 - $825,000.00	3	2,452,500.00	0.23	817,500.00	6.000	71.13	360	357	3	29.50	705	0.00
$825,000.01 - $850,000.00	5	4,198,000.00	0.39	839,600.00	5.847	69.05	360	357	3	34.92	724	20.25
$850,000.01 - $875,000.00	3	2,583,500.00	0.24	861,166.67	6.041	73.00	360	357	3	39.06	735	0.00
$875,000.01 - $900,000.00	6	5,307,500.00	0.49	884,583.33	6.104	74.14	360	357	3	32.58	710	16.58
$900,000.01 - $925,000.00	2	1,830,000.00	0.17	915,000.00	5.880	75.03	360	359	1	41.24	678	0.00
$925,000.01 - $950,000.00	5	4,682,700.00	0.44	936,540.00	6.151	74.98	360	357	3	39.44	701	0.00
$950,000.01 - $975,000.00	3	2,898,500.00	0.27	966,166.67	6.418	71.93	360	357	3	35.51	739	0.00
$975,000.01 - $1,000,000.00	10	9,968,489.00	0.93	996,848.90	6.527	64.06	360	358	2	35.03	697	19.88
$1,000,000.01 >=	18	26,454,650.00	2.47	1,469,702.78	5.820	57.27	339	336	2	30.27	722	27.68
Total:	3,995	$1,073,190,145.00	100.00%	268,633.33	6.204%	75.56%	357	354	3	37.71%	701	21.69%

Minimum: $26,400.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4

All records

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
$25,000.01 - $50,000.00	19	838,522	0.08%	44,132.74	7.128%	59.21%	344	342	3	29.92%	709	28.18%
$50,000.01 - $75,000.00	69	4,490,960	0.42	65,086.38	6.791	70.04	355	352	3	34.24	705	23.32
$75,000.01 - $100,000.00	222	19,899,154	1.86	89,635.83	6.573	72.79	357	354	2	36.11	697	28.39
$100,000.01 - $125,000.00	362	41,164,069	3.84	113,712.90	6.583	77.00	356	353	3	37.35	702	28.07
$125,000.01 - $150,000.00	413	56,860,494	5.31	137,676.74	6.416	76.52	357	354	2	36.79	704	27.64
$150,000.01 - $175,000.00	346	56,048,153	5.23	161,988.88	6.392	76.97	356	353	2	36.54	699	25.28
$175,000.01 - $200,000.00	309	57,985,477	5.41	187,655.27	6.349	76.58	352	349	3	37.48	695	25.59
$200,000.01 - $225,000.00	265	56,306,369	5.25	212,476.87	6.270	75.97	357	354	3	38.49	692	24.13
$225,000.01 - $250,000.00	240	57,228,382	5.34	238,451.59	6.155	75.96	355	353	2	38.17	698	20.86
$250,000.01 - $275,000.00	231	60,519,018	5.65	261,987.09	6.237	76.33	360	357	3	38.34	694	17.25
$275,000.01 - $300,000.00	225	64,845,908	6.05	288,204.04	6.149	76.04	355	353	3	38.71	699	18.69
$300,000.01 - $325,000.00	166	51,954,911	4.85	312,981.39	6.153	76.90	358	355	3	38.89	696	18.09
$325,000.01 - $350,000.00	161	54,469,450	5.08	338,319.57	6.106	77.13	356	354	3	38.37	695	21.79
$350,000.01 - $375,000.00	130	47,031,855	4.39	361,783.50	6.248	77.14	360	358	2	38.40	694	13.05
$375,000.01 - $400,000.00	138	53,783,550	5.02	389,735.87	6.189	76.70	358	355	2	38.24	691	18.80
$400,000.01 - $425,000.00	118	48,836,272	4.56	413,866.71	6.055	76.16	358	356	2	39.90	707	21.34
$425,000.01 - $450,000.00	101	44,315,165	4.13	438,764.01	6.083	78.57	358	356	2	40.26	695	27.82
$450,000.01 - $475,000.00	90	41,672,912	3.89	463,032.35	6.119	77.16	359	356	3	36.56	703	23.26
$475,000.01 - $500,000.00	79	38,706,602	3.61	489,956.98	6.177	76.35	358	356	2	38.24	707	29.06
$500,000.01 - $525,000.00	43	22,041,817	2.06	512,600.40	5.976	76.35	360	357	3	36.18	713	20.81
$525,000.01 - $550,000.00	36	19,360,453	1.81	537,790.37	6.099	77.61	360	358	2	40.91	698	19.58
$550,000.01 - $575,000.00	27	15,135,600	1.41	560,577.79	6.104	76.43	360	358	2	38.82	718	14.92
$575,000.01 - $600,000.00	25	14,747,771	1.38	589,910.84	6.029	75.84	360	358	2	37.64	709	32.01
$600,000.01 - $625,000.00	23	14,059,070	1.31	611,263.93	5.802	74.66	360	358	2	28.97	723	17.40
$625,000.01 - $650,000.00	54	34,723,138	3.24	643,021.08	6.279	73.00	360	358	2	37.99	705	9.26
$650,000.01 - $675,000.00	9	5,961,672	0.56	662,407.96	5.653	70.20	360	357	3	40.09	697	22.28
$675,000.01 - $700,000.00	9	6,149,000	0.57	683,222.22	6.115	77.20	360	358	2	35.59	694	33.64
$700,000.01 - $725,000.00	10	7,160,683	0.67	716,068.29	5.924	75.20	360	358	2	34.86	741	9.83
$725,000.01 - $750,000.00	12	8,875,606	0.83	739,633.82	5.978	70.10	360	357	3	35.98	728	16.79
$750,000.01 - $775,000.00	4	3,031,850	0.28	757,962.50	6.251	76.24	360	358	2	36.07	714	50.16
$775,000.01 - $800,000.00	4	3,190,623	0.30	797,655.79	5.845	56.33	315	313	2	35.51	757	24.78
$800,000.01 - $825,000.00	4	3,276,628	0.31	819,157.12	6.063	70.64	360	357	3	33.54	701	0.00
$825,000.01 - $850,000.00	4	3,368,000	0.31	842,000.00	5.748	69.03	360	357	3	29.68	733	25.24
$850,000.01 - $875,000.00	3	2,583,500	0.24	861,166.67	6.041	73.00	360	357	3	39.06	735	0.00
$875,000.01 - $900,000.00	6	5,307,500	0.50	884,583.33	6.104	74.14	360	357	3	32.58	710	16.58
$900,000.01 - $925,000.00	2	1,825,135	0.17	912,567.60	5.882	75.04	360	359	1	41.24	678	0.00
$925,000.01 - $950,000.00	5	4,682,700	0.44	936,540.00	6.151	74.98	360	357	3	39.44	701	0.00
$950,000.01 - $975,000.00	3	2,891,817	0.27	963,939.09	6.419	71.92	360	357	3	35.51	740	0.00
$975,000.01 - $1,000,000.00	10	9,968,489	0.93	996,848.90	6.527	64.06	360	358	2	35.03	697	19.88
$1,000,000.01 >=	18	26,439,729	2.47	1,468,873.81	5.820	57.27	339	337	2	30.29	722	27.64
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Minimum: $26,033.45
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
3.751% - 4.000%	1	274,899	0.03%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707	0.00%
4.001% - 4.250%	2	506,661	0.05	253,330.50	4.162	72.97	360	355	5	38.03	688	29.68
4.251% - 4.500%	6	1,762,924	0.16	293,820.67	4.491	74.99	360	357	3	25.90	737	7.26
4.501% - 4.750%	22	7,559,623	0.71	343,619.23	4.707	77.14	315	311	4	35.61	737	17.67
4.751% - 5.000%	71	29,673,431	2.77	417,935.65	4.967	69.70	357	355	2	34.46	732	27.63
5.001% - 5.250%	133	40,122,894	3.74	301,675.90	5.216	73.11	357	355	2	35.30	725	40.28
5.251% - 5.500%	245	75,551,224	7.05	308,372.34	5.455	71.38	349	346	2	35.12	726	33.45
5.501% - 5.750%	409	123,677,170	11.54	302,389.17	5.706	73.45	354	352	3	36.17	717	32.92
5.751% - 6.000%	730	219,428,221	20.47	300,586.60	5.925	72.60	358	355	3	38.24	709	20.85
6.001% - 6.250%	583	155,852,502	14.54	267,328.48	6.204	76.20	358	356	2	38.03	700	18.73
6.251% - 6.500%	596	149,153,274	13.92	250,257.17	6.437	76.66	358	356	3	39.06	690	19.03
6.501% - 6.750%	389	91,272,099	8.52	234,632.65	6.685	78.35	359	357	3	39.42	687	17.89
6.751% - 7.000%	325	75,793,382	7.07	233,210.41	6.918	80.04	357	355	2	38.62	674	13.61
7.001% - 7.250%	156	32,159,116	3.00	206,148.18	7.186	81.24	360	358	2	37.07	685	14.72
7.251% - 7.500%	119	26,426,871	2.47	222,074.55	7.420	79.19	360	357	3	38.04	681	9.99
7.501% - 7.750%	92	18,651,205	1.74	202,730.49	7.673	85.53	360	358	2	40.89	662	10.11
7.751% - 8.000%	56	12,547,379	1.17	224,060.34	7.911	81.96	360	357	3	38.21	683	4.49
8.001% - 8.250%	25	4,330,871	0.40	173,234.84	8.171	82.52	360	358	2	38.42	661	3.40
8.251% - 8.500%	17	3,376,329	0.32	198,607.61	8.425	84.15	360	358	2	33.51	648	3.40
8.501% - 8.750%	7	1,758,234	0.16	251,176.22	8.670	81.08	360	357	3	39.86	649	0.00
8.751% - 9.000%	6	1,027,497	0.10	171,249.51	8.902	88.35	360	358	2	39.73	650	0.00
9.001% - 9.250%	1	106,200	0.01	106,200.00	9.125	95.00	360	359	1	0.00	677	0.00
9.251% - 9.500%	1	166,000	0.02	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00
9.751% - 10.000%	2	533,964	0.05	266,981.76	9.906	90.58	360	358	2	38.06	621	74.91
11.751% - 12.000%	1	26,033	0.00	26,033.45	12.000	16.00	180	177	3	39.17	631	0.00
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Minimum: 3.875%
Maximum: 12.000%

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
180	68	16,154,585	1.51%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707	27.06%
240	14	3,761,582	0.35	268,684.39	5.996	59.72	240	237	3	41.88	682	5.99
360	3,913	1,051,821,838	98.14	268,801.90	6.212	75.86	360	357	3	37.74	701	21.66
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Minimum: 180
Maximum: 360

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
121 - 180	68	16,154,585	1.51%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707	27.06%
181 - 240	14	3,761,582	0.35	268,684.39	5.996	59.72	240	237	3	41.88	682	5.99
301 - 360	3,913	1,051,821,838	98.14	268,801.90	6.212	75.86	360	357	3	37.74	701	21.66
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Minimum: 175
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1	789	216,194,742	20.17%	274,011.08	6.155%	75.73%	358	357	1	37.34%	702	23.91%
2	1,163	302,440,098	28.22	260,051.68	6.224	75.57	357	355	2	37.15	700	19.00
3	1,431	389,431,627	36.34	272,139.50	6.196	75.44	356	353	3	37.88	701	22.97
4	466	127,577,258	11.90	273,770.94	6.324	75.16	358	354	4	39.13	700	21.75
5	133	33,486,640	3.12	251,779.25	5.979	77.34	358	353	5	37.97	703	16.52
6	8	1,653,477	0.15	206,684.59	5.921	79.54	360	354	6	39.35	692	25.14
7	4	849,296	0.08	212,324.11	6.605	76.03	360	353	7	41.99	597	13.50
10	1	104,867	0.01	104,866.54	4.625	91.05	360	350	10	32.97	598	0.00
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Minimum: 1
Maximum: 10

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
<= 0.000%	826	217,935,813	20.33%	263,844.81	6.290%	69.68%	355	353	3	0.00%	705	0.20%
1.001% - 6.000%	3	1,046,365	0.10	348,788.33	5.901	79.52	360	357	3	4.30	752	8.64
6.001% - 11.000%	16	3,290,226	0.31	205,639.14	6.559	78.50	360	357	3	8.48	742	24.91
11.001% - 16.000%	31	9,122,957	0.85	294,288.93	5.885	68.22	335	333	3	13.90	705	51.43
16.001% - 21.000%	87	25,040,537	2.34	287,822.27	6.095	68.69	357	354	2	18.65	718	36.31
21.001% - 26.000%	154	38,544,665	3.60	250,290.03	6.081	73.27	356	354	2	23.75	710	30.02
26.001% - 31.000%	294	79,847,908	7.45	271,591.52	6.016	74.06	359	356	2	28.72	717	33.89
31.001% - 36.000%	576	148,591,416	13.86	257,971.21	6.153	76.27	358	355	2	33.74	706	27.95
36.001% - 41.000%	839	228,164,277	21.29	271,947.89	6.174	78.35	356	354	2	38.54	698	22.62
41.001% - 46.000%	806	221,544,963	20.67	274,869.68	6.190	79.05	359	356	2	43.37	694	23.85
46.001% - 51.000%	272	73,995,378	6.90	272,041.83	6.467	78.16	357	354	3	48.21	681	30.48
51.001% - 56.000%	62	16,104,538	1.50	259,750.62	6.354	76.10	357	354	3	53.33	685	48.92
56.001% - 61.000%	23	6,263,126	0.58	272,309.81	6.311	75.46	355	351	3	58.36	699	36.30
61.001% - 66.000%	3	1,031,653	0.10	343,884.40	6.150	76.48	360	358	2	63.17	705	0.00
66.001% - 71.000%	2	569,400	0.05	284,700.00	7.064	85.33	360	358	2	69.24	628	0.00
76.001% - 81.000%	1	644,782	0.06	644,781.87	6.250	79.76	360	356	4	77.63	792	0.00
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Minimum: 0.00%
Maximum: 77.63%
Wtd Ave: 37.71%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
520 - 529	1	255,122	0.02%	255,122.10	8.950%	80.00%	360	355	5	31.83%	524	0.00%
530 - 539	1	114,660	0.01	114,659.77	8.400	70.24	360	353	7	28.27	533	100.00
540 - 549	1	347,185	0.03	347,184.92	8.150	84.34	360	357	3	48.76	547	0.00
550 - 559	2	628,042	0.06	314,021.20	6.437	72.67	360	355	5	38.92	554	0.00
570 - 579	4	1,161,380	0.11	290,344.96	6.609	77.25	360	357	3	38.86	575	25.99
580 - 589	33	7,604,429	0.71	230,437.23	7.002	78.45	360	358	2	41.74	584	36.60
590 - 599	28	6,693,304	0.62	239,046.56	6.834	81.46	360	358	2	41.61	594	32.13
600 - 609	46	14,821,267	1.38	322,201.46	6.808	81.48	360	358	2	42.11	605	31.52
610 - 619	28	6,914,537	0.65	246,947.73	6.667	84.24	360	358	2	39.59	614	36.99
620 - 629	145	36,760,646	3.43	253,521.70	6.589	77.69	355	353	2	39.02	624	17.91
630 - 639	196	48,993,872	4.57	249,968.74	6.559	74.93	352	349	3	38.05	634	24.70
640 - 649	218	52,995,382	4.94	243,098.08	6.440	75.55	357	354	3	39.54	645	14.80
650 - 659	247	61,954,191	5.78	250,826.68	6.415	75.97	354	352	3	39.40	655	15.47
660 - 669	259	67,584,981	6.31	260,945.87	6.360	77.13	358	355	3	38.74	665	12.93
670 - 679	269	72,517,177	6.77	269,580.59	6.271	76.30	358	356	3	38.53	675	19.09
680 - 689	352	96,975,995	9.05	275,499.99	6.197	76.60	357	354	3	39.08	684	14.07
690 - 699	270	70,527,190	6.58	261,211.82	6.282	75.38	358	355	2	36.54	695	13.37
700 - 709	254	70,902,621	6.62	279,144.18	6.113	76.75	359	357	3	37.57	704	14.87
710 - 719	214	62,918,487	5.87	294,011.62	6.114	73.68	358	355	3	37.95	714	15.95
720 - 729	246	68,046,044	6.35	276,609.94	5.997	74.69	358	356	2	36.42	724	23.67
730 - 739	208	58,308,953	5.44	280,331.50	5.948	75.14	359	357	2	37.08	735	25.59
740 - 749	213	52,345,605	4.88	245,754.01	6.056	77.02	360	357	2	37.24	744	29.63
750 - 759	180	48,818,931	4.56	271,216.28	5.977	74.15	352	349	2	36.88	755	23.47
760 - 769	160	48,384,436	4.51	302,402.72	5.964	73.43	359	356	2	35.24	765	33.09
770 - 779	156	41,123,973	3.84	263,615.21	5.915	73.66	358	356	2	37.06	774	33.14
780 - 789	130	38,168,684	3.56	293,605.26	5.936	71.93	357	354	2	32.29	784	43.94
790 - 799	77	21,751,250	2.03	282,483.76	5.967	73.38	348	345	3	36.18	793	39.33
800 - 809	43	10,116,838	0.94	235,275.31	5.956	71.69	347	344	3	32.33	804	32.39
810 - 819	13	3,899,535	0.36	299,964.22	5.963	74.56	360	357	3	37.16	814	30.24
820 - 829	1	103,287	0.01	103,287.40	5.750	28.15	360	357	3	31.31	821	100.00
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
10.01% - 15.00%	2	425,000	0.04%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771	0.00%
15.01% - 20.00%	8	1,755,141	0.16	219,392.61	6.923	16.50	357	355	3	20.17	655	2.83
20.01% - 25.00%	10	1,368,558	0.13	136,855.77	5.897	23.03	329	327	2	38.06	734	20.83
25.01% - 30.00%	18	3,128,082	0.29	173,782.35	5.607	26.88	312	309	2	27.22	731	8.42
30.01% - 35.00%	17	3,685,968	0.34	216,821.64	5.963	32.69	327	325	3	36.01	683	7.25
35.01% - 40.00%	34	9,263,743	0.86	272,463.03	5.739	37.95	344	342	2	29.44	725	6.63
40.01% - 45.00%	47	13,019,227	1.21	277,004.82	5.855	42.71	350	348	2	30.39	710	3.13
45.01% - 50.00%	71	17,490,680	1.63	246,347.61	5.874	47.63	339	336	3	32.82	728	22.73
50.01% - 55.00%	82	28,412,328	2.65	346,491.81	5.907	52.59	355	353	2	35.48	719	25.68
55.01% - 60.00%	116	36,078,513	3.37	311,021.66	5.874	57.98	347	345	2	33.87	697	16.29
60.01% - 65.00%	188	60,226,363	5.62	320,352.99	5.893	63.77	353	350	3	34.46	704	14.81
65.01% - 70.00%	256	70,622,806	6.59	275,870.34	6.155	69.19	357	354	3	37.42	702	15.35
70.01% - 75.00%	246	70,116,584	6.54	285,026.77	6.263	73.66	356	353	3	37.42	704	25.53
75.01% - 80.00%	2,418	642,222,609	59.92	265,600.75	6.176	79.75	359	356	3	37.98	703	22.38
80.01% - 85.00%	70	21,649,718	2.02	309,281.68	6.616	84.34	360	358	2	41.33	647	28.07
85.01% - 90.00%	262	62,454,278	5.83	238,375.11	6.870	89.59	360	358	2	41.09	668	20.24
90.01% - 95.00%	118	23,097,286	2.16	195,739.72	7.095	94.81	360	358	2	37.57	695	30.18
95.01% - 100.00%	32	6,721,120	0.63	210,035.01	6.465	99.85	360	358	2	38.89	726	94.58
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Minimum: 10.61
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
10.01% - 15.00%	2	425,000	0.04%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771	0.00%
15.01% - 20.00%	7	1,729,107	0.16	247,015.35	6.847	16.51	360	357	3	19.70	655	2.87
20.01% - 25.00%	8	1,053,558	0.10	131,694.71	5.892	23.09	320	318	2	38.06	739	27.06
25.01% - 30.00%	15	2,022,492	0.19	134,832.83	5.721	27.08	303	301	3	27.22	714	13.02
30.01% - 35.00%	19	4,206,628	0.39	221,401.46	5.924	31.33	331	329	2	35.98	693	6.35
35.01% - 40.00%	32	7,867,743	0.73	245,866.97	5.846	37.52	341	339	2	27.49	725	7.81
40.01% - 45.00%	45	12,166,798	1.14	270,373.30	5.896	42.62	349	347	2	30.39	709	3.35
45.01% - 50.00%	67	16,309,911	1.52	243,431.51	5.885	47.24	341	339	2	34.82	724	17.26
50.01% - 55.00%	78	26,089,051	2.43	334,475.01	5.895	52.65	353	351	2	34.93	717	25.81
55.01% - 60.00%	102	31,613,837	2.95	309,939.57	5.846	57.99	345	343	2	33.89	696	18.60
60.01% - 65.00%	175	58,475,902	5.46	334,148.01	5.854	62.72	352	350	3	34.25	703	14.38
65.01% - 70.00%	152	46,083,342	4.30	303,179.88	6.059	68.75	355	352	3	37.52	705	18.48
70.01% - 75.00%	161	50,886,636	4.75	316,066.06	6.139	72.43	355	352	3	38.83	702	28.02
75.01% - 80.00%	692	201,990,139	18.85	291,893.27	6.173	78.78	357	354	3	37.92	703	24.36
80.01% - 85.00%	96	34,467,350	3.22	359,034.90	6.381	80.56	360	357	3	39.39	666	28.67
85.01% - 90.00%	524	143,470,461	13.39	273,798.59	6.539	82.79	360	358	2	38.31	691	18.51
90.01% - 95.00%	591	137,212,838	12.80	232,170.62	6.483	81.35	360	357	2	36.95	700	24.99
95.01% - 100.00%	1,229	295,667,212	27.59	240,575.44	6.124	80.17	360	357	2	38.59	704	21.65
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Minimum: 10.61
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
California	1,442	506,725,674	47.28%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705	13.36%
Georgia	768	146,850,354	13.70	191,211.40	6.024	78.91	359	357	2	35.03	718	50.91
New Jersey	262	78,931,738	7.36	301,266.18	6.590	77.95	351	349	2	38.74	680	23.82
New York	205	70,711,786	6.60	344,935.54	6.415	74.31	355	353	2	40.91	683	19.86
Florida	315	63,726,687	5.95	202,306.94	6.699	79.46	357	355	2	36.12	699	18.91
Nevada	91	22,379,685	2.09	245,930.60	6.152	77.38	360	357	3	38.25	704	12.06
Arizona	108	21,727,167	2.03	201,177.47	6.455	78.90	356	354	3	36.59	697	7.84
Massachusetts	64	20,175,541	1.88	315,242.83	6.631	74.63	358	356	3	38.88	686	32.70
Washington	70	16,986,989	1.58	242,671.26	6.058	80.15	360	358	2	36.96	691	19.09
Colorado	56	14,372,005	1.34	256,642.94	6.521	77.05	360	357	3	37.82	705	13.72
Texas	102	13,721,883	1.28	134,528.27	6.654	79.28	356	353	3	38.10	699	9.66
Connecticut	44	11,584,559	1.08	263,285.44	6.370	71.37	357	355	2	37.86	690	27.50
Michigan	56	10,328,042	0.96	184,429.32	6.727	78.03	360	357	3	39.95	691	47.76
Maryland	43	9,791,052	0.91	227,698.89	6.710	78.93	354	352	2	40.77	670	32.68
Pennsylvania	49	7,625,080	0.71	155,613.89	6.703	79.50	360	358	2	37.41	689	26.18
Virginia	31	7,560,536	0.71	243,888.25	6.473	78.83	360	357	3	36.39	694	31.67
North Carolina	35	6,708,221	0.63	191,663.46	6.551	74.64	360	357	3	37.31	682	20.89
South Carolina	34	6,591,063	0.61	193,854.79	6.703	70.03	360	357	3	31.35	703	24.47
Hawaii	13	4,407,939	0.41	339,072.22	6.276	79.25	360	357	3	36.64	696	12.92
New Mexico	23	3,168,335	0.30	137,753.67	6.683	82.27	360	357	3	37.59	701	28.54
Illinois	18	3,147,090	0.29	174,838.32	6.981	80.74	357	355	2	37.33	723	20.56
Oregon	19	3,113,154	0.29	163,850.21	6.599	78.58	360	358	2	39.85	678	17.16
Rhode Island	12	3,054,836	0.29	254,569.63	6.734	78.35	360	358	2	39.73	638	24.65
Ohio	27	2,844,004	0.27	105,333.47	6.691	74.97	340	337	2	36.78	672	31.68
Minnesota	14	2,434,162	0.23	173,868.74	6.782	79.66	360	356	4	38.17	705	5.32
Tennessee	16	2,415,705	0.23	150,981.55	6.599	80.38	360	357	3	33.97	717	33.43
Alabama	10	1,526,032	0.14	152,603.18	6.755	82.94	360	358	2	36.77	767	46.97
Mississippi	14	1,469,981	0.14	104,998.62	6.557	76.40	360	358	2	36.55	707	41.14
Maine	7	1,043,736	0.10	149,105.21	6.560	85.32	360	357	3	38.61	730	42.67
Missouri	5	1,024,725	0.10	204,944.93	6.774	78.56	360	357	3	40.93	671	9.09
Arkansas	5	959,210	0.09	191,842.02	6.311	77.84	360	356	4	41.12	718	35.08
New Hampshire	5	898,627	0.08	179,725.44	6.764	82.56	360	357	3	31.86	659	25.72
Indiana	8	869,543	0.08	108,692.92	6.916	84.72	360	357	3	45.68	670	49.62
Delaware	3	691,691	0.06	230,563.76	7.122	81.52	360	358	2	35.95	649	0.00
Kentucky	5	464,193	0.04	92,838.63	6.676	79.21	360	357	3	46.43	683	37.88
Utah	4	395,550	0.04	98,887.50	6.567	69.70	360	358	2	27.69	692	0.00
Nebraska	3	318,100	0.03	106,033.33	6.359	76.79	360	356	4	41.20	727	33.70
South Dakota	2	265,475	0.02	132,737.50	6.427	78.27	360	356	4	42.29	697	52.91
Wyoming	1	143,100	0.01	143,100.00	6.500	89.44	360	356	4	0.00	679	0.00
Iowa	1	117,600	0.01	117,600.00	6.500	80.00	360	356	4	43.66	726	100.00
Wisconsin	1	112,319	0.01	112,319.43	6.875	87.12	360	356	4	40.75	623	100.00
Alaska	1	109,335	0.01	109,335.02	6.125	48.89	360	358	2	37.81	649	0.00
Kansas	1	91,200	0.01	91,200.00	6.625	80.00	360	356	4	0.00	679	0.00
Idaho	1	87,350	0.01	87,350.00	6.375	69.98	360	358	2	38.48	755	0.00
Oklahoma	1	66,950	0.01	66,950.00	7.500	94.96	360	357	3	41.86	773	100.00
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
North CA	321	119,998,116	11.20%	373,825.91	5.980%	71.45%	357	354	3	37.21%	711	11.32%
South CA	1,121	386,727,558	36.08	344,984.44	5.985	73.63	357	354	3	38.42	703	13.99
States Not CA	2,553	565,012,330	52.72	221,313.09	6.401	77.77	357	355	2	37.32	697	29.16
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
30349	41	6,765,480	0.63%	165,011.71	6.098%	81.75%	360	358	2	36.84%	692	30.99%
30319	13	4,914,056	0.46	378,004.31	5.383	76.04	360	358	2	30.20	735	69.39
30213	31	4,788,586	0.45	154,470.53	6.128	79.45	360	358	2	34.48	699	33.42
92336	14	4,728,553	0.44	337,753.76	5.821	80.00	360	357	3	39.27	691	6.01
92562	10	4,136,935	0.39	413,693.52	5.995	79.09	360	358	2	40.53	660	10.64
Other	3,886	1,046,404,394	97.64	269,275.45	6.211	75.47	357	354	3	37.75	701	21.46
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Purchase	2,539	628,366,912	58.63%	247,485.98	6.225%	79.10%	359	356	3	37.91%	709	19.96%
Refinance - Cashout	1,197	364,779,379	34.04	304,744.68	6.239	70.63	355	352	2	38.12	684	20.03
Refinance - Rate Term	259	78,591,713	7.33	303,442.91	5.867	70.24	351	349	3	34.29	715	43.19
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Stated Income / Verified Assets	1,385	388,735,257	36.27%	280,675.28	6.148%	76.73%	358	356	3	37.47%	704	0.00%
Stated Income / Stated Asset	860	232,925,317	21.73	270,843.39	6.414	77.33	356	354	2	38.71	681	0.00
Full Documentation Provided	923	231,999,530	21.65	251,353.77	6.004	77.39	356	354	2	37.10	712	100.00
No Income / No Asset	542	131,998,171	12.32	243,539.06	6.263	67.01	354	352	3	51.79	703	0.33
No Ratio	285	86,079,730	8.03	302,034.14	6.332	73.77	357	354	3	0.00	708	0.00
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Single Family Residence	2,216	627,624,708	58.56%	283,224.15	6.165%	74.31%	356	354	2	37.95%	699	20.62%
PUD	1,131	264,073,722	24.64	233,486.93	6.221	78.02	358	356	2	36.92	703	25.92
Condo	377	91,931,306	8.58	243,849.62	6.178	78.16	359	357	3	36.46	710	22.93
2-4 Family	271	88,108,269	8.22	325,122.76	6.455	74.44	355	352	3	39.58	696	15.34
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Owner Occupied	3,140	898,959,020	83.88%	286,292.68	6.129%	75.73%	357	354	2	38.09%	699	22.68%
Non-Owner Occupied	679	133,249,327	12.43	196,243.49	6.575	74.01	358	355	3	35.83	713	16.83
Second Home	176	39,529,658	3.69	224,600.33	6.658	77.17	359	357	3	35.92	702	15.54
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
0	1,084	307,510,391	28.69%	283,681.17	6.439%	76.22%	356	353	3	38.81%	697	24.92%
6	34	12,398,483	1.16	364,661.27	5.952	68.72	360	357	3	34.55	730	11.69
12	313	104,825,285	9.78	334,905.06	6.248	73.49	355	353	3	39.43	696	16.21
24	958	250,438,622	23.37	261,418.19	6.153	78.32	360	357	3	37.78	693	12.60
36	1,322	323,741,950	30.21	244,888.01	6.083	73.48	355	353	2	36.96	705	19.82
60	284	72,823,273	6.79	256,419.98	5.899	76.80	358	356	2	34.61	728	57.18
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%
wa Term: 21.803												

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Not a Balloon Loan	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Alterna Mortgage	28	6,285,933	0.59%	224,497.62	7.194%	78.36%	360	359	1	40.27%	697	3.82%
Avaris Capital	22	7,104,532	0.66	322,933.26	5.913	72.70	355	353	1	37.78	716	7.08
Equity Now, Inc.	38	15,528,753	1.45	408,651.39	6.536	66.53	349	345	4	42.85	691	17.57
Gateway Bank FSB	95	33,333,358	3.11	350,877.45	5.860	66.85	355	352	3	37.22	730	24.18
Heritage Plaza Mortgage, Inc.	23	5,917,750	0.55	257,293.48	6.011	72.44	360	356	4	43.43	706	12.78
Loan Center of California, Inc.	19	8,559,330	0.80	450,491.08	6.105	75.31	360	356	4	42.59	695	2.86
Mortgage Enterprise, Ltd.	12	4,283,897	0.40	356,991.45	6.894	79.77	360	356	4	43.39	703	27.33
Mylor Financial	1	398,000	0.04	398,000.00	7.300	80.00	360	358	2	49.28	659	0.00
Opteum	3,218	826,824,061	77.15	256,937.25	6.231	76.19	357	354	2	37.36	698	21.77
Pemmtek Mortgage Services	12	3,016,511	0.28	251,375.91	7.698	76.67	360	356	4	34.45	678	5.68
Provident Bank	221	78,286,700	7.30	354,238.46	6.017	75.15	358	355	3	38.38	710	23.54
Pro30 Funding	1	520,000	0.05	520,000.00	7.850	80.00	360	355	5	0.00	702	0.00
Quicken Loans	85	15,411,735	1.44	181,314.53	6.524	76.51	360	356	4	43.38	691	57.96
Quicken Loans, Inc.	1	152,000	0.01	152,000.00	6.375	80.00	360	354	6	42.60	667	100.00
Realty Mortgage Corp	75	17,944,717	1.67	239,262.89	5.635	76.11	359	354	5	37.16	722	19.62
Shearson Mortgage	9	2,803,265	0.26	311,473.87	6.261	72.03	360	356	4	36.64	699	21.79
Stearns Lending, Inc.	92	33,076,988	3.09	359,532.48	6.005	74.87	360	356	4	38.46	723	16.65
Sun West Mortgage Co.	43	12,290,474	1.15	285,824.98	6.146	72.16	350	347	3	42.41	716	11.61
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
3.751% - 4.000%	1	274,899	0.04%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707	0.00%
4.001% - 4.250%	2	506,661	0.08	253,330.50	4.162	72.97	360	355	5	38.03	688	29.68
4.251% - 4.500%	6	1,762,924	0.27	293,820.67	4.491	74.99	360	357	3	25.90	737	7.26
4.501% - 4.750%	21	5,679,623	0.86	270,458.24	4.692	76.20	360	356	4	35.10	731	23.51
4.751% - 5.000%	57	21,106,640	3.18	370,291.93	4.956	74.90	360	358	2	35.86	729	34.84
5.001% - 5.250%	118	34,586,734	5.22	293,107.91	5.215	75.98	360	358	2	35.79	725	44.82
5.251% - 5.500%	181	52,474,060	7.92	289,911.94	5.452	75.16	360	358	2	35.41	723	36.14
5.501% - 5.750%	296	87,502,710	13.20	295,617.26	5.701	76.08	360	357	3	36.82	715	26.84
5.751% - 6.000%	410	122,009,135	18.41	297,583.26	5.929	77.16	360	357	3	38.92	703	14.12
6.001% - 6.250%	340	94,131,397	14.20	276,857.05	6.201	78.47	360	357	3	37.57	695	12.67
6.251% - 6.500%	304	80,929,050	12.21	266,213.98	6.438	78.57	360	357	3	38.71	683	11.11
6.501% - 6.750%	208	53,568,529	8.08	257,541.01	6.687	79.54	360	357	3	39.39	684	13.14
6.751% - 7.000%	193	46,003,828	6.94	238,361.80	6.918	82.22	360	358	2	38.86	668	10.68
7.001% - 7.250%	88	20,204,511	3.05	229,596.71	7.185	81.56	360	358	2	36.80	686	11.46
7.251% - 7.500%	66	16,005,394	2.41	242,505.97	7.417	83.62	360	358	2	40.29	670	8.22
7.501% - 7.750%	45	10,775,755	1.63	239,461.22	7.667	88.20	360	358	2	41.29	646	8.52
7.751% - 8.000%	30	7,390,424	1.12	246,347.47	7.907	83.15	360	357	3	36.17	675	3.39
8.001% - 8.250%	14	2,813,833	0.42	200,988.07	8.180	84.51	360	358	2	39.60	663	0.00
8.251% - 8.500%	12	2,575,122	0.39	214,593.47	8.428	84.75	360	358	2	36.26	647	0.00
8.501% - 8.750%	4	1,120,287	0.17	280,071.82	8.667	81.70	360	357	3	46.07	645	0.00
8.751% - 9.000%	3	667,672	0.10	222,557.37	8.895	87.48	360	357	3	40.15	662	0.00
9.001% - 9.250%	1	106,200	0.02	106,200.00	9.125	95.00	360	359	1	0.00	677	0.00
9.251% - 9.500%	1	166,000	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00
9.751% - 10.000%	1	400,000	0.06	400,000.00	9.875	94.12	360	359	1	45.16	609	100.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 3.875%
Maximum: 9.875%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
4.501% - 4.750%	1	1,880,000	0.46%	1,880,000.00	4.750%	80.00%	180	177	3	36.94%	755	0.00%
4.751% - 5.000%	14	8,566,791	2.09	611,913.65	4.996	56.89	349	348	1	29.00	741	9.88
5.001% - 5.250%	15	5,536,160	1.35	369,077.36	5.224	55.21	341	340	1	30.57	725	11.91
5.251% - 5.500%	64	23,077,164	5.64	360,580.69	5.461	62.76	323	321	2	34.26	735	27.35
5.501% - 5.750%	113	36,174,461	8.85	320,127.97	5.717	67.10	341	339	2	34.53	719	47.64
5.751% - 6.000%	320	97,419,086	23.82	304,434.64	5.921	66.89	355	353	2	37.29	715	29.29
6.001% - 6.250%	243	61,721,105	15.09	253,996.32	6.208	72.74	355	353	2	38.77	707	27.98
6.251% - 6.500%	292	68,224,224	16.68	233,644.60	6.436	74.40	356	354	3	39.52	698	28.43
6.501% - 6.750%	181	37,703,570	9.22	208,307.01	6.683	76.67	358	355	3	39.47	690	24.65
6.751% - 7.000%	132	29,789,554	7.28	225,678.44	6.916	76.68	353	351	3	38.07	682	18.13
7.001% - 7.250%	68	11,954,605	2.92	175,803.02	7.188	80.69	360	357	3	37.49	683	20.24
7.251% - 7.500%	53	10,421,477	2.55	196,631.64	7.424	72.38	360	357	3	33.88	697	12.69
7.501% - 7.750%	47	7,875,450	1.93	167,562.76	7.681	81.87	360	358	2	39.99	684	12.27
7.751% - 8.000%	26	5,156,955	1.26	198,344.42	7.917	80.26	360	357	3	42.01	693	6.06
8.001% - 8.250%	11	1,517,038	0.37	137,912.54	8.153	78.85	360	357	3	34.85	658	9.72
8.251% - 8.500%	5	801,208	0.20	160,241.55	8.414	82.23	360	356	4	24.88	652	14.31
8.501% - 8.750%	3	637,946	0.16	212,648.75	8.674	80.00	360	357	3	23.55	657	0.00
8.751% - 9.000%	3	359,825	0.09	119,941.65	8.916	89.96	360	358	2	37.76	627	0.00
9.751% - 10.000%	1	133,964	0.03	133,963.52	10.000	80.00	360	357	3	16.87	656	0.00
11.751% - 12.000%	1	26,033	0.01	26,033.45	12.000	16.00	180	177	3	39.17	631	0.00
Total:	1,593	408,976,615	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706	26.95%

Minimum: 4.750%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.001% - 1.250%	1	150,400	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659	100.00%
2.001% - 2.250%	1,004	255,158,401	38.50	254,141.83	6.013	77.02	360	358	2	36.38	716	29.37
2.251% - 2.500%	134	41,715,693	6.29	311,311.14	6.098	76.88	360	357	3	38.54	696	14.17
2.501% - 2.750%	130	39,958,749	6.03	307,374.99	6.231	78.07	360	357	3	36.71	698	12.58
2.751% - 3.000%	475	143,054,082	21.58	301,166.49	6.030	78.53	360	358	2	38.53	698	6.37
3.001% - 3.250%	217	54,734,049	8.26	252,230.64	6.083	76.44	360	357	3	35.85	705	8.32
3.251% - 3.500%	29	11,356,188	1.71	391,592.69	6.189	75.35	360	356	4	41.57	693	4.27
3.501% - 3.750%	44	15,434,886	2.33	350,792.86	6.235	76.49	360	357	3	36.53	699	7.13
3.751% - 4.000%	15	5,108,594	0.77	340,572.91	6.745	76.19	360	357	3	42.54	698	7.13
4.001% - 4.250%	7	2,113,600	0.32	301,942.86	6.719	80.00	360	357	3	39.74	701	18.93
4.251% - 4.500%	6	2,230,740	0.34	371,789.94	5.564	78.81	360	356	4	37.23	692	42.73
4.501% - 4.750%	7	2,464,976	0.37	352,139.38	5.681	82.12	360	358	2	43.03	661	33.28
4.751% - 5.000%	24	6,687,987	1.01	278,666.13	6.305	80.51	360	357	3	41.88	689	21.21
5.001% - 5.250%	33	10,448,320	1.58	316,615.76	6.132	82.18	360	358	2	38.97	657	18.31
5.251% - 5.500%	44	12,840,043	1.94	291,819.16	6.367	79.61	360	357	3	39.81	648	26.30
5.501% - 5.750%	46	12,426,443	1.87	270,140.07	6.585	81.91	360	358	2	42.15	640	27.66
5.751% - 6.000%	60	15,631,805	2.36	260,530.08	6.846	85.21	360	357	3	41.48	639	17.54
6.001% - 6.250%	28	6,938,280	1.05	247,795.71	7.102	85.70	360	358	2	39.33	628	17.94
6.251% - 6.500%	23	5,703,417	0.86	247,974.67	7.181	86.12	360	358	2	41.81	632	11.93
6.501% - 6.750%	39	9,552,486	1.44	244,935.53	7.269	86.80	360	358	2	41.26	628	20.06
6.751% - 7.000%	17	4,245,760	0.64	249,750.60	7.490	86.42	360	357	3	40.34	632	13.47
7.001% - 7.250%	7	2,198,321	0.33	314,045.89	8.219	88.29	360	358	2	47.45	619	49.52
7.251% - 7.500%	4	957,551	0.14	239,387.68	8.282	86.85	360	358	2	46.32	610	0.00
7.501% - 7.750%	5	992,546	0.15	198,509.13	8.608	87.68	360	358	2	39.24	636	0.00
7.751% - 8.000%	2	492,072	0.07	246,036.05	8.902	84.81	360	357	3	39.37	621	0.00
8.251% - 8.500%	1	166,000	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 1.250%
Maximum: 8.400%
Weighted Average: 3.098%

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.001% - 2.000%	1	150,400	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659	100.00%
2.001% - 3.000%	1,743	479,886,926	72.41	275,322.39	6.043	77.55	360	358	2	37.24	708	19.80
3.001% - 4.000%	305	86,633,717	13.07	284,044.97	6.163	76.29	360	357	3	36.80	702	7.50
4.001% - 5.000%	21	6,481,740	0.98	308,654.27	6.590	79.15	360	357	3	39.61	710	9.86
5.001% - 6.000%	39	11,862,465	1.79	304,165.77	5.764	80.83	360	357	3	41.15	658	38.64
6.001% - 7.000%	199	54,507,770	8.22	273,908.39	6.596	82.64	360	358	2	40.74	642	21.65
7.001% - 8.000%	78	19,448,832	2.93	249,344.01	7.505	87.90	360	358	2	41.03	631	16.15
8.001% - 9.000%	14	3,223,539	0.49	230,252.82	8.467	87.13	360	358	2	43.77	616	0.00
9.001% - 10.000%	2	566,000	0.09	283,000.00	9.736	95.84	360	358	2	45.97	601	70.67
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 1.250%
Maximum: 9.875%
Weighted Average: 3.214%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
9.001% - 10.000%	26	9,867,751	1.49%	379,528.87	4.923%	74.62%	360	357	3	35.39%	746	64.90%
10.001% - 11.000%	468	130,843,673	19.74	279,580.50	5.589	76.36	360	357	3	36.88	715	26.52
11.001% - 12.000%	1,054	292,447,713	44.13	277,464.62	5.980	77.30	360	357	3	37.21	707	18.59
12.001% - 13.000%	664	181,836,652	27.44	273,850.38	6.582	79.70	360	357	3	39.18	678	12.63
13.001% - 14.000%	155	37,879,403	5.72	244,383.25	7.522	84.73	360	358	2	39.05	663	8.11
14.001% - 15.000%	23	5,602,818	0.85	243,600.77	8.141	84.79	360	358	2	43.56	629	5.07
15.001% - 16.000%	3	672,200	0.10	224,066.67	9.639	95.71	360	358	2	45.97	613	59.51
16.001% - 17.000%	1	676,000	0.10	676,000.00	4.875	80.00	360	355	5	0.00	659	0.00
17.001% - 18.000%	3	1,427,990	0.22	475,996.78	5.784	76.49	360	355	5	0.00	705	0.00
18.001% - 19.000%	5	1,507,190	0.23	301,437.96	6.588	77.83	360	356	4	44.54	677	0.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 9.625%
Maximum: 18.750%
Weighted Average: 11.817%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
2005-10-01	21	7,394,075	1.12%	352,098.79	5.187%	78.05%	360	355	5	31.82%	716	1.73%
2005-11-01	26	7,782,755	1.17	299,336.72	5.754	74.69	360	356	4	39.91	707	7.12
2005-12-01	33	10,979,022	1.66	332,697.65	6.028	79.07	360	357	3	36.21	711	10.78
2006-01-01	13	5,245,733	0.79	403,517.92	5.867	66.23	360	358	2	31.91	706	8.54
2006-02-01	1	447,200	0.07	447,200.00	5.250	80.00	360	359	1	31.31	733	0.00
2006-03-01	2	337,600	0.05	168,800.00	4.458	80.00	360	354	6	25.57	715	44.55
2007-02-01	2	646,342	0.10	323,170.84	6.153	75.83	360	353	7	45.89	609	0.00
2007-03-01	2	649,980	0.10	324,990.00	6.563	81.45	360	354	6	44.77	681	0.00
2007-04-01	39	10,855,114	1.64	278,336.26	6.205	78.33	360	355	5	39.26	677	19.24
2007-05-01	86	23,184,128	3.50	269,582.89	6.343	77.99	360	356	4	40.69	678	16.53
2007-06-01	331	90,631,843	13.67	273,812.22	6.258	79.28	360	357	3	38.95	678	12.43
2007-07-01	323	86,736,731	13.09	268,534.77	6.268	80.19	360	358	2	38.98	682	12.08
2007-08-01	221	63,775,979	9.62	288,579.09	6.344	81.49	360	359	1	39.71	681	7.30
2007-11-01	1	104,867	0.02	104,866.54	4.625	91.05	360	350	10	32.97	598	0.00
2008-02-01	1	88,295	0.01	88,294.98	7.586	85.00	360	353	7	31.21	589	0.00
2008-04-01	13	3,468,406	0.52	266,800.48	5.975	75.90	360	355	5	40.26	714	21.34
2008-05-01	45	15,007,215	2.26	333,493.67	6.196	75.16	360	356	4	39.12	711	15.67
2008-06-01	60	19,905,406	3.00	331,756.77	6.208	76.67	360	357	3	40.20	698	17.31
2008-07-01	44	10,369,708	1.56	235,675.19	6.099	79.30	360	358	2	37.98	694	22.59
2008-08-01	21	4,924,404	0.74	234,495.43	6.181	79.81	360	359	1	36.29	695	34.07
2010-03-01	2	511,600	0.08	255,800.00	5.936	78.71	360	354	6	42.60	695	29.71
2010-04-01	30	6,598,933	1.00	219,964.43	6.049	77.74	360	355	5	40.79	720	27.75
2010-05-01	105	31,376,158	4.73	298,820.55	6.210	77.35	360	356	4	37.13	703	15.04
2010-06-01	367	101,143,117	15.26	275,594.32	6.081	77.00	360	357	3	37.20	713	21.49
2010-06-30	1	449,000	0.07	449,000.00	5.875	68.57	360	358	2	39.39	683	0.00
2010-07-01	294	72,531,449	10.94	246,705.61	6.160	77.65	360	358	2	35.92	708	18.09
2010-08-01	212	50,822,851	7.67	239,730.43	6.231	78.37	360	359	1	37.04	705	26.42
2012-05-01	4	1,285,800	0.19	321,450.00	5.671	68.94	360	356	4	35.33	720	63.77
2012-06-01	34	11,662,834	1.76	343,024.53	5.676	74.83	360	357	3	33.88	734	44.76
2012-07-01	16	7,089,187	1.07	443,074.16	6.025	73.22	360	358	2	36.05	741	37.00
2012-08-01	18	5,278,200	0.80	293,233.33	5.606	80.31	360	359	1	35.42	726	63.63
2015-06-01	22	7,770,158	1.17	353,189.00	5.687	75.07	360	357	3	28.97	760	91.39
2015-07-01	10	3,169,800	0.48	316,980.00	5.676	73.87	360	358	2	31.48	743	70.03
2015-08-01	2	537,500	0.08	268,750.00	5.413	68.69	360	359	1	23.04	737	100.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20081225

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.000%	87	28,278,179	4.27%	325,036.54	5.725%	76.17%	360	357	3	34.58%	713	8.21%
1.500%	4	1,093,084	0.16	273,270.92	6.471	76.83	360	357	3	33.67	648	26.35
2.000%	54	17,458,377	2.63	323,303.27	6.061	77.88	360	357	3	39.94	705	32.33
3.000%	1,104	303,151,572	45.74	274,593.82	6.282	79.68	360	358	2	39.22	681	11.54
5.000%	935	237,625,132	35.85	254,144.53	6.174	78.05	360	358	2	36.75	706	21.34
6.000%	218	75,155,046	11.34	344,747.92	5.823	73.94	360	357	3	35.74	732	37.63
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.943%

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.000%	2,401	662,241,389	99.92%	275,818.99	6.161%	78.24%	360	357	3	37.82%	698	18.45%
2.000%	1	520,000	0.08	520,000.00	7.850	80.00	360	355	5	0.00	702	0.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

Interest Only	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Interest In Arrears	1,076	248,213,680	23.16%	230,681.86	6.360%	72.60%	348	345	3	39.11%	692	21.57%
Interest Only	2,919	823,524,324	76.84	282,125.50	6.157	76.46	360	357	3	37.32	704	21.72
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701	21.69%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Conforming	1,946	409,686,769	48.47%	210,527.63	6.209%	78.04%	354	352	3	37.82%	696	20.58%
Non-Conforming	834	435,469,630	51.53	522,145.84	6.078	74.56	358	355	2	37.35	706	21.38
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

AVG UPB: $304,013.09
MIN UPB: $26,033.45
MAX UPB: $2,000,000.00
GROSS WAC: 6.1418144912%
MIN RATE: 3.875%
MAX RATE: 12.000%
MIN ORIG LTV: 16.00%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 175
MAX WAM: 359
% SF/PUD: 83.42%
% FULL/ALT: 20.99%
% CASHOUT: 32.24%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 10.90%
WA LTV: 76.25%
% FICO > 679: 64.88%
% NO FICO: 0.00%
WA FICO: 701
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 71.09%
CALIFORNIA %: 51.36%
NORTH CA. %: 12.87%
SOUTH CA. %: 38.49%
% Fixed: 21.58%
% Arm: 78.42%
% IO: 83.52%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
10/6 MONTH LIBOR -120 MONTH IO	34	11,477,458	1.36%	337,572.29	5.671%	74.44%	360	357	3	29.38%	754	85.89%
15YR FXD	67	14,274,585	1.69	213,053.51	5.835	57.89	180	178	2	33.25	700	30.62
15YR FXD -120 MONTH IO	1	1,880,000	0.22	1,880,000.00	4.750	80.00	180	177	3	36.94	755	0.00
20YR FXD	14	3,761,582	0.45	268,684.39	5.996	59.72	240	237	3	41.88	682	5.99
2/6 MONTH LIBOR	197	46,259,160	5.47	234,818.07	6.805	82.23	360	358	2	40.56	648	14.71
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350	0.29	303,418.75	6.479	80.09	360	356	4	41.83	706	16.48
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676	4.25	309,867.90	6.465	80.62	360	357	3	41.02	656	28.02
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931	22.70	280,891.55	6.126	79.24	360	358	2	38.60	692	7.84
30YR FXD	103	50,030,458	5.92	485,732.60	6.046	71.82	360	358	2	40.20	709	32.77
30YR FXD - 60 MONTH IO	3	1,695,000	0.20	565,000.00	6.472	81.40	360	357	3	47.04	626	43.66
30YR FXD -120 MONTH IO	190	110,753,385	13.10	582,912.55	6.126	69.09	360	358	2	34.89	716	30.23
3/6 MONTH LIBOR	30	7,342,679	0.87	244,755.97	6.639	77.49	360	357	3	40.89	673	0.00
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667	0.04	300,667.00	5.875	80.00	360	355	5	36.84	741	0.00
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650	0.86	363,732.50	6.319	78.30	360	357	3	39.78	684	16.10
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954	0.79	305,361.55	6.382	78.67	360	357	3	36.38	681	20.42
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351	3.81	287,788.85	5.980	76.27	360	357	3	39.10	716	24.87
5/6 MONTH LIBOR	58	13,659,992	1.62	235,517.11	6.269	74.03	360	357	3	37.20	705	12.63
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650	0.07	292,325.00	5.991	81.71	360	356	4	35.46	664	38.48
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175	5.18	370,781.14	6.079	77.86	360	357	3	37.20	707	16.89
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290	24.31	246,622.20	6.152	77.63	360	358	2	36.84	710	22.22
6 MONTH LIBOR	6	1,859,150	0.22	309,858.27	6.013	78.83	360	356	4	41.29	695	26.88
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261	0.37	313,026.10	5.552	71.16	360	356	4	41.52	706	9.39
6 MONTH LIBOR -120 MONTH IO	80	27,196,974	3.22	339,962.18	5.713	76.02	360	356	4	33.54	712	6.14
7/6 MONTH LIBOR	8	2,122,915	0.25	265,364.33	5.810	75.28	360	358	2	30.88	754	44.02
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150	0.69	362,009.38	5.699	74.34	360	357	3	35.39	724	15.01
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956	2.06	362,519.92	5.773	75.51	360	358	2	35.08	734	58.72
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
$25,000.01 - $50,000.00	6	$251,649.00	0.03%	41,941.50	7.385%	71.85%	307	305	2	36.48%	703	55.81%
$50,000.01 - $75,000.00	18	1,099,250.00	0.13	61,069.44	6.500	72.30	351	349	2	31.80	696	5.00
$75,000.01 - $100,000.00	119	10,829,474.00	1.28	91,003.98	6.470	73.64	353	351	2	35.01	697	26.81
$100,000.01 - $125,000.00	174	19,940,551.00	2.36	114,600.87	6.507	77.96	351	348	2	36.54	701	27.25
$125,000.01 - $150,000.00	253	34,891,450.00	4.12	137,910.87	6.313	78.53	355	352	2	36.12	703	27.17
$150,000.01 - $175,000.00	210	34,009,772.00	4.02	161,951.30	6.294	77.87	354	351	2	35.55	698	25.07
$175,000.01 - $200,000.00	210	39,446,613.00	4.66	187,841.01	6.305	78.29	347	344	3	37.33	698	24.26
$200,000.01 - $225,000.00	159	33,840,148.00	4.00	212,831.12	6.173	78.41	355	352	3	38.25	693	20.75
$225,000.01 - $250,000.00	178	42,440,481.00	5.02	238,429.67	6.083	77.43	353	351	2	38.11	696	21.34
$250,000.01 - $275,000.00	145	38,019,409.00	4.49	262,202.82	6.126	78.34	360	357	3	38.32	692	15.72
$275,000.01 - $300,000.00	155	44,689,298.00	5.28	288,318.05	6.103	78.28	354	352	3	39.02	694	19.37
$300,000.01 - $325,000.00	120	37,554,585.00	4.44	312,954.88	6.105	79.14	356	353	3	38.69	693	19.20
$325,000.01 - $350,000.00	115	38,855,938.00	4.59	337,877.72	6.075	78.33	355	352	3	38.28	691	19.18
$350,000.01 - $375,000.00	107	38,853,296.00	4.59	363,114.92	6.221	77.72	360	357	3	38.46	694	11.24
$375,000.01 - $400,000.00	129	50,359,846.00	5.95	390,386.40	6.183	77.15	358	355	2	38.06	689	18.59
$400,000.01 - $425,000.00	110	45,554,542.00	5.38	414,132.20	6.055	76.58	360	358	2	40.07	706	21.97
$425,000.01 - $450,000.00	97	42,562,433.00	5.03	438,787.97	6.079	78.65	356	354	2	40.14	696	27.93
$450,000.01 - $475,000.00	86	39,837,750.00	4.71	463,229.65	6.115	77.35	360	357	3	36.77	702	23.17
$475,000.01 - $500,000.00	79	38,710,425.00	4.58	490,005.38	6.180	76.35	357	355	2	38.04	708	27.81
$500,000.01 - $525,000.00	44	22,556,350.00	2.67	512,644.32	5.977	76.43	360	357	3	36.24	713	22.60
$525,000.01 - $550,000.00	35	18,840,044.00	2.23	538,286.97	6.099	77.54	360	358	2	41.06	696	20.19
$550,000.01 - $575,000.00	26	14,561,286.00	1.72	560,049.46	6.109	76.31	360	358	2	39.77	715	15.50
$575,000.01 - $600,000.00	26	15,339,900.00	1.81	589,996.15	6.023	75.97	360	357	3	37.63	712	30.79
$600,000.01 - $625,000.00	23	14,063,850.00	1.66	611,471.74	5.802	74.66	360	358	2	28.97	723	17.39
$625,000.01 - $650,000.00	54	34,738,160.00	4.11	643,299.26	6.279	73.00	360	358	2	38.00	705	9.27
$650,000.01 - $675,000.00	8	5,301,900.00	0.63	662,737.50	5.546	70.24	360	357	3	40.69	688	25.16
$675,000.01 - $700,000.00	9	6,149,000.00	0.73	683,222.22	6.115	77.20	360	358	2	35.59	694	33.64
$700,000.01 - $725,000.00	10	7,165,600.00	0.85	716,560.00	5.924	75.21	360	358	2	34.86	741	9.82
$725,000.01 - $750,000.00	12	8,885,700.00	1.05	740,475.00	5.977	70.11	360	357	3	35.98	728	16.77
$750,000.01 - $775,000.00	4	3,031,850.00	0.36	757,962.50	6.251	76.24	360	358	2	36.07	714	50.16
$775,000.01 - $800,000.00	4	3,200,000.00	0.38	800,000.00	5.844	56.31	315	313	3	35.51	758	25.00
$800,000.01 - $825,000.00	3	2,452,500.00	0.29	817,500.00	6.000	71.13	360	357	3	29.50	705	0.00
$825,000.01 - $850,000.00	5	4,198,000.00	0.50	839,600.00	5.847	69.05	360	357	3	34.92	724	20.25
$850,000.01 - $875,000.00	3	2,583,500.00	0.31	861,166.67	6.041	73.00	360	357	3	39.06	735	0.00
$875,000.01 - $900,000.00	6	5,307,500.00	0.63	884,583.33	6.104	74.14	360	357	3	32.58	710	16.58
$900,000.01 - $925,000.00	2	1,830,000.00	0.22	915,000.00	5.880	75.03	360	359	1	41.24	678	0.00
$925,000.01 - $950,000.00	5	4,682,700.00	0.55	936,540.00	6.151	74.98	360	357	3	39.44	701	0.00
$950,000.01 - $975,000.00	3	2,898,500.00	0.34	966,166.67	6.418	71.93	360	357	3	35.51	739	0.00
$975,000.01 - $1,000,000.00	10	9,968,489.00	1.18	996,848.90	6.527	64.06	360	358	2	35.03	697	19.88
$1,000,000.01 >=	18	26,454,650.00	3.13	1,469,702.78	5.820	57.27	339	336	2	30.27	722	27.68
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	76.25%	356	353	3	37.59%	701	20.99%

Minimum: $26,400.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.



OPMAC05-4
GROUPI

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
$25,000.01 - $50,000.00	6	250,904	0.03%	41,817.41	7.378%	71.92%	307	305	2	36.48%	703	55.98%
$50,000.01 - $75,000.00	19	1,170,814	0.14	61,621.80	6.461	72.77	340	338	3	31.47	698	4.70
$75,000.01 - $100,000.00	118	10,739,290	1.27	91,010.93	6.474	73.60	354	352	2	35.08	696	27.00
$100,000.01 - $125,000.00	176	20,167,489	2.39	114,588.01	6.504	78.05	351	349	2	36.65	700	27.53
$125,000.01 - $150,000.00	251	34,611,110	4.10	137,892.87	6.313	78.49	355	352	2	36.06	704	27.01
$150,000.01 - $175,000.00	213	34,498,976	4.08	161,967.02	6.288	77.90	353	351	2	35.42	699	25.21
$175,000.01 - $200,000.00	207	38,851,953	4.60	187,690.59	6.310	78.27	348	345	3	37.45	698	24.14
$200,000.01 - $225,000.00	160	34,030,475	4.03	212,690.47	6.171	78.24	355	352	3	38.19	693	20.64
$225,000.01 - $250,000.00	177	42,181,932	4.99	238,316.00	6.084	77.57	353	351	2	38.14	697	21.46
$250,000.01 - $275,000.00	145	37,983,005	4.49	261,951.76	6.125	78.34	360	357	3	38.32	692	15.73
$275,000.01 - $300,000.00	157	45,247,873	5.35	288,203.01	6.099	78.14	353	351	3	39.10	695	19.77
$300,000.01 - $325,000.00	119	37,240,130	4.41	312,942.27	6.113	79.29	357	354	3	38.63	693	18.54
$325,000.01 - $350,000.00	114	38,499,850	4.56	337,717.98	6.072	78.38	355	352	3	38.23	691	19.35
$350,000.01 - $375,000.00	108	39,189,428	4.64	362,865.08	6.219	77.74	360	357	3	38.53	693	11.13
$375,000.01 - $400,000.00	128	49,934,327	5.91	390,111.93	6.184	77.13	358	355	2	38.00	689	18.73
$400,000.01 - $425,000.00	112	46,364,172	5.49	413,965.82	6.051	76.32	358	356	3	39.99	706	22.48
$425,000.01 - $450,000.00	95	41,662,002	4.93	438,547.39	6.084	78.99	358	356	2	40.22	695	27.47
$450,000.01 - $475,000.00	88	40,753,878	4.82	463,112.24	6.121	77.42	359	356	3	36.70	702	22.64
$475,000.01 - $500,000.00	78	38,215,602	4.52	489,943.61	6.173	76.31	358	356	2	38.15	708	29.44
$500,000.01 - $525,000.00	43	22,041,817	2.61	512,600.40	5.976	76.35	360	357	3	36.18	713	20.81
$525,000.01 - $550,000.00	36	19,360,453	2.29	537,790.37	6.099	77.61	360	358	2	40.91	698	19.58
$550,000.01 - $575,000.00	26	14,583,006	1.73	560,884.85	6.099	76.30	360	358	2	39.88	716	15.48
$575,000.01 - $600,000.00	25	14,747,771	1.74	589,910.84	6.029	75.84	360	358	2	37.64	709	32.01
$600,000.01 - $625,000.00	23	14,059,070	1.66	611,263.93	5.802	74.66	360	358	2	28.97	723	17.40
$625,000.01 - $650,000.00	54	34,723,138	4.11	643,021.08	6.279	73.00	360	358	2	37.99	705	9.26
$650,000.01 - $675,000.00	8	5,296,672	0.63	662,083.96	5.546	70.22	360	357	3	40.70	688	25.08
$675,000.01 - $700,000.00	9	6,149,000	0.73	683,222.22	6.115	77.20	360	358	2	35.59	694	33.64
$700,000.01 - $725,000.00	10	7,160,683	0.85	716,068.29	5.924	75.20	360	358	2	34.86	741	9.83
$725,000.01 - $750,000.00	12	8,875,606	1.05	739,633.82	5.978	70.10	360	357	3	35.98	728	16.79
$750,000.01 - $775,000.00	4	3,031,850	0.36	757,962.50	6.251	76.24	360	358	2	36.07	714	50.16
$775,000.01 - $800,000.00	4	3,190,623	0.38	797,655.79	5.845	56.33	315	313	2	35.51	757	24.78
$800,000.01 - $825,000.00	4	3,276,628	0.39	819,157.12	6.063	70.64	360	357	3	33.54	701	0.00
$825,000.01 - $850,000.00	4	3,368,000	0.40	842,000.00	5.748	69.03	360	357	3	29.68	733	25.24
$850,000.01 - $875,000.00	3	2,583,500	0.31	861,166.67	6.041	73.00	360	357	3	39.06	735	0.00
$875,000.01 - $900,000.00	6	5,307,500	0.63	884,583.33	6.104	74.14	360	357	3	32.58	710	16.58
$900,000.01 - $925,000.00	2	1,825,135	0.22	912,567.60	5.882	75.04	360	359	1	41.24	678	0.00
$925,000.01 - $950,000.00	5	4,682,700	0.55	936,540.00	6.151	74.98	360	357	3	39.44	701	0.00
$950,000.01 - $975,000.00	3	2,891,817	0.34	963,939.09	6.419	71.92	360	357	3	35.51	740	0.00
$975,000.01 - $1,000,000.00	10	9,968,489	1.18	996,848.90	6.527	64.06	360	358	2	35.03	697	19.88
$1,000,000.01 >=	18	26,439,729	3.13	1,468,873.81	5.820	57.27	339	337	2	30.29	722	27.64
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Minimum: $26,033.45
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
3.751% - 4.000%	1	274,899	0.03%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707	0.00%
4.001% - 4.250%	2	506,661	0.06	253,330.50	4.162	72.97	360	355	5	38.03	688	29.68
4.251% - 4.500%	6	1,762,924	0.21	293,820.67	4.491	74.99	360	357	3	25.90	737	7.26
4.501% - 4.750%	22	7,559,623	0.89	343,619.23	4.707	77.14	315	311	4	35.61	737	17.67
4.751% - 5.000%	68	28,896,731	3.42	424,951.93	4.966	69.73	357	355	2	34.54	733	27.23
5.001% - 5.250%	128	39,138,544	4.63	305,769.88	5.217	73.31	357	355	2	35.38	726	41.29
5.251% - 5.500%	224	70,281,455	8.32	313,756.49	5.454	72.51	348	346	2	35.23	727	33.95
5.501% - 5.750%	338	108,349,808	12.82	320,561.56	5.706	74.77	354	351	3	36.07	717	31.82
5.751% - 6.000%	514	172,513,444	20.41	335,629.27	5.925	74.39	357	355	3	38.24	707	19.68
6.001% - 6.250%	395	118,586,486	14.03	300,218.95	6.203	77.57	357	355	2	38.24	698	18.34
6.251% - 6.500%	352	104,020,144	12.31	295,511.77	6.434	76.96	358	355	3	38.89	687	15.67
6.501% - 6.750%	234	65,336,881	7.73	279,217.44	6.684	78.57	359	356	3	39.56	683	14.23
6.751% - 7.000%	214	57,191,400	6.77	267,249.53	6.919	80.45	357	354	2	38.36	671	11.44
7.001% - 7.250%	93	22,408,861	2.65	240,955.49	7.185	81.43	360	358	2	36.51	683	10.33
7.251% - 7.500%	71	19,590,394	2.32	275,921.05	7.409	78.55	360	358	2	38.34	675	6.72
7.501% - 7.750%	48	12,152,408	1.44	253,175.16	7.665	87.26	360	358	2	41.36	647	10.85
7.751% - 8.000%	32	8,342,588	0.99	260,705.88	7.917	82.63	360	357	3	37.02	676	3.01
8.001% - 8.250%	14	2,813,833	0.33	200,988.07	8.180	84.51	360	358	2	39.60	663	0.00
8.251% - 8.500%	13	2,943,122	0.35	226,393.98	8.421	84.15	360	358	2	34.78	647	0.00
8.501% - 8.750%	4	1,120,287	0.13	280,071.82	8.667	81.70	360	357	3	46.07	645	0.00
8.751% - 9.000%	3	667,672	0.08	222,557.37	8.895	87.48	360	357	3	40.15	662	0.00
9.001% - 9.250%	1	106,200	0.01	106,200.00	9.125	95.00	360	359	1	0.00	677	0.00
9.251% - 9.500%	1	166,000	0.02	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00
9.751% - 10.000%	1	400,000	0.05	400,000.00	9.875	94.12	360	359	1	45.16	609	100.00
11.751% - 12.000%	1	26,033	0.00	26,033.45	12.000	16.00	180	177	3	39.17	631	0.00
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Minimum: 3.875%
Maximum: 12.000%

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
180	68	16,154,585	1.91%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707	27.06%
240	14	3,761,582	0.45	268,684.39	5.996	59.72	240	237	3	41.88	682	5.99
360	2,698	825,240,232	97.64	305,871.10	6.151	76.63	360	358	2	37.63	701	20.94
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Minimum: 180
Maximum: 360

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
121 - 180	68	16,154,585	1.91%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707	27.06%
181 - 240	14	3,761,582	0.45	268,684.39	5.996	59.72	240	237	3	41.88	682	5.99
301 - 360	2,698	825,240,232	97.64	305,871.10	6.151	76.63	360	358	2	37.63	701	20.94
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Minimum: 175
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1	570	174,349,254	20.63%	305,875.88	6.119%	76.30%	357	356	1	37.34%	702	23.69%
2	816	240,525,400	28.46	294,761.52	6.151	76.19	356	354	2	37.13	701	18.86
3	971	299,421,407	35.43	308,363.96	6.134	76.26	354	351	3	37.67	701	23.11
4	307	99,037,386	11.72	322,597.35	6.263	75.86	358	354	4	38.82	700	16.62
5	106	29,484,267	3.49	278,153.47	5.883	77.34	358	353	5	37.91	702	16.24
6	6	1,499,180	0.18	249,863.33	5.875	80.19	360	354	6	38.79	693	20.17
7	3	734,637	0.09	244,878.89	6.325	76.94	360	353	7	44.13	607	0.00
10	1	104,867	0.01	104,866.54	4.625	91.05	360	350	10	32.97	598	0.00
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Minimum: 1
Maximum: 10

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
<= 0.000%	477	153,584,688	18.17%	321,980.48	6.196%	70.74%	354	351	3	0.00%	706	0.29%
1.001% - 6.000%	2	956,000	0.11	478,000.00	5.750	80.00	360	357	3	4.21	756	0.00
6.001% - 11.000%	12	2,829,917	0.33	235,826.40	6.527	80.09	360	357	3	8.25	745	25.97
11.001% - 16.000%	21	7,817,130	0.92	372,244.28	5.842	67.95	331	328	3	13.95	702	57.31
16.001% - 21.000%	65	21,099,779	2.50	324,611.98	6.047	68.69	356	354	2	18.71	715	37.08
21.001% - 26.000%	117	31,944,369	3.78	273,028.80	6.024	73.86	355	353	2	23.66	709	28.73
26.001% - 31.000%	213	65,214,861	7.72	306,173.05	5.947	74.47	359	356	2	28.72	718	35.57
31.001% - 36.000%	417	118,049,038	13.97	283,091.22	6.087	76.33	357	354	2	33.74	706	26.41
36.001% - 41.000%	620	186,855,613	22.11	301,380.02	6.118	78.81	356	353	2	38.51	699	20.92
41.001% - 46.000%	592	179,827,266	21.28	303,762.27	6.144	79.39	358	356	2	43.36	693	21.50
46.001% - 51.000%	190	59,347,192	7.02	312,353.64	6.465	79.05	356	353	3	48.26	677	27.40
51.001% - 56.000%	40	11,966,375	1.42	299,159.39	6.349	78.32	356	353	3	53.40	685	47.54
56.001% - 61.000%	9	3,660,389	0.43	406,709.86	6.183	74.80	351	347	4	58.46	687	18.59
61.001% - 66.000%	2	789,600	0.09	394,800.00	6.196	80.00	360	358	2	63.30	704	0.00
66.001% - 71.000%	2	569,400	0.07	284,700.00	7.064	85.33	360	358	2	69.24	628	0.00
76.001% - 81.000%	1	644,782	0.08	644,781.87	6.250	79.76	360	356	4	77.63	792	0.00
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Minimum: 0.00%
Maximum: 77.63%
Wtd Ave: 37.58%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
520 - 529	1	255,122	0.03%	255,122.10	8.950%	80.00%	360	355	5	31.83%	524	0.00%
540 - 549	1	347,185	0.04	347,184.92	8.150	84.34	360	357	3	48.76	547	0.00
550 - 559	2	628,042	0.07	314,021.20	6.437	72.67	360	355	5	38.92	554	0.00
570 - 579	4	1,161,380	0.14	290,344.96	6.609	77.25	360	357	3	38.86	575	25.99
580 - 589	26	6,289,353	0.74	241,898.20	7.080	83.41	360	357	3	41.34	584	34.84
590 - 599	26	6,338,015	0.75	243,769.81	6.806	81.72	360	358	2	42.04	594	30.53
600 - 609	42	14,085,561	1.67	335,370.51	6.810	81.84	360	358	2	42.29	605	29.92
610 - 619	23	5,680,911	0.67	246,996.12	6.778	86.79	360	357	3	38.68	614	35.29
620 - 629	108	30,168,895	3.57	279,341.62	6.581	79.41	354	352	2	38.94	624	16.30
630 - 639	134	36,039,001	4.26	268,947.77	6.534	75.66	349	346	2	37.91	634	24.89
640 - 649	142	38,880,519	4.60	273,806.47	6.402	77.33	356	353	3	39.64	645	15.87
650 - 659	165	47,397,142	5.61	287,255.40	6.359	76.71	353	350	3	39.37	655	12.80
660 - 669	179	54,234,871	6.42	302,988.11	6.331	78.25	357	355	3	38.92	665	11.03
670 - 679	175	55,317,780	6.55	316,101.60	6.214	76.70	358	355	3	38.47	675	18.14
680 - 689	245	75,780,273	8.97	309,307.24	6.114	77.01	356	353	3	38.82	684	12.67
690 - 699	182	54,802,825	6.48	301,114.42	6.191	75.87	357	354	3	36.49	694	14.00
700 - 709	188	58,921,572	6.97	313,412.61	6.044	77.23	359	356	3	37.59	704	13.70
710 - 719	150	50,924,296	6.03	339,495.31	6.049	74.20	357	355	3	37.52	714	15.21
720 - 729	167	53,911,598	6.38	322,823.94	5.901	74.14	357	355	2	35.79	724	21.61
730 - 739	147	45,922,744	5.43	312,399.62	5.879	75.69	359	356	2	36.47	735	22.02
740 - 749	142	38,610,656	4.57	271,906.03	5.937	77.58	359	357	2	37.13	744	31.43
750 - 759	126	38,806,051	4.59	307,984.53	5.923	74.45	349	347	2	37.05	755	21.65
760 - 769	114	39,182,529	4.64	343,706.39	5.865	73.56	359	356	2	34.84	765	35.22
770 - 779	110	32,494,595	3.84	295,405.40	5.830	74.33	357	355	2	37.02	774	36.20
780 - 789	88	30,221,245	3.58	343,423.24	5.880	72.77	356	353	2	32.30	784	43.27
790 - 799	53	17,317,424	2.05	326,743.85	5.885	74.75	345	342	3	36.06	793	40.43
800 - 809	30	8,057,951	0.95	268,598.38	5.880	71.76	344	341	2	32.73	804	30.03
810 - 819	10	3,378,862	0.40	337,886.16	5.994	78.90	360	357	3	37.69	813	34.90
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
15.01% - 20.00%	4	1,354,533	0.16%	338,633.36	7.156%	16.78%	357	354	3	20.22%	644	0.00%
20.01% - 25.00%	3	520,455	0.06	173,485.04	5.752	23.99	278	277	2	35.65	780	0.00
25.01% - 30.00%	9	1,718,128	0.20	190,903.11	5.400	26.56	272	270	2	29.75	727	9.31
30.01% - 35.00%	10	2,445,733	0.29	244,573.29	6.021	32.33	311	308	2	32.54	671	5.05
35.01% - 40.00%	18	6,581,903	0.78	365,661.30	5.587	38.03	337	336	2	28.56	728	4.17
40.01% - 45.00%	19	7,829,644	0.93	412,086.51	5.812	43.03	343	341	2	28.13	715	0.00
45.01% - 50.00%	26	10,170,706	1.20	391,181.00	5.744	47.77	323	320	3	30.62	740	28.08
50.01% - 55.00%	49	21,436,637	2.54	437,482.38	5.887	52.60	354	352	2	35.64	723	27.09
55.01% - 60.00%	50	21,705,998	2.57	434,119.96	5.716	58.06	339	336	2	32.69	706	24.86
60.01% - 65.00%	113	44,985,391	5.32	398,100.81	5.811	63.92	350	347	3	32.83	708	15.45
65.01% - 70.00%	183	54,727,594	6.48	299,057.89	6.112	69.25	356	353	3	37.72	701	14.09
70.01% - 75.00%	170	58,205,378	6.89	342,384.58	6.194	73.72	355	353	3	37.34	706	23.97
75.01% - 80.00%	1,772	521,377,009	61.69	294,230.82	6.095	79.76	358	356	3	37.79	704	21.07
80.01% - 85.00%	59	19,193,103	2.27	325,306.82	6.597	84.30	360	358	2	41.25	642	28.65
85.01% - 90.00%	201	52,153,811	6.17	259,471.70	6.888	89.59	360	358	2	41.39	661	19.14
90.01% - 95.00%	75	16,444,688	1.95	219,262.50	7.062	94.75	360	358	2	37.59	687	29.97
95.01% - 100.00%	19	4,305,688	0.51	226,615.14	6.297	99.77	360	358	2	39.35	723	91.55
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Minimum: 16.00
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
15.01% - 20.00%	3	1,328,500	0.16%	442,833.33	7.061%	16.79%	360	357	3	19.73%	644	0.00%
20.01% - 25.00%	3	520,455	0.06	173,485.04	5.752	23.99	278	277	2	35.65	780	0.00
25.01% - 30.00%	7	960,560	0.11	137,222.85	5.439	26.33	241	238	3	29.75	705	16.66
30.01% - 35.00%	10	2,445,733	0.29	244,573.29	6.021	32.33	311	308	2	32.54	671	5.05
35.01% - 40.00%	16	5,185,903	0.61	324,118.97	5.708	37.38	331	329	2	25.53	728	5.29
40.01% - 45.00%	17	6,977,215	0.83	410,424.43	5.879	42.91	341	339	2	28.13	713	0.00
45.01% - 50.00%	24	9,659,966	1.14	402,498.59	5.746	47.03	328	326	3	33.40	735	21.24
50.01% - 55.00%	47	19,545,282	2.31	415,857.05	5.871	52.68	350	348	2	34.94	720	27.96
55.01% - 60.00%	41	17,879,648	2.12	436,088.98	5.645	58.09	334	332	2	32.45	706	30.19
60.01% - 65.00%	109	43,950,359	5.20	403,214.30	5.770	62.64	350	347	2	32.70	707	15.27
65.01% - 70.00%	98	32,825,912	3.88	334,958.28	6.000	69.05	353	350	3	38.02	706	19.61
70.01% - 75.00%	114	41,447,756	4.90	363,576.81	6.075	72.41	353	351	3	38.82	702	26.93
75.01% - 80.00%	473	157,122,777	18.59	332,183.46	6.087	78.66	356	353	3	37.35	706	23.20
80.01% - 85.00%	83	31,701,050	3.75	381,940.36	6.345	80.30	360	357	3	39.26	665	29.34
85.01% - 90.00%	404	120,933,871	14.31	299,341.26	6.504	82.71	360	358	2	38.37	688	18.36
90.01% - 95.00%	427	110,107,320	13.03	257,862.58	6.406	81.10	360	357	2	36.93	699	24.12
95.01% - 100.00%	904	242,564,091	28.70	268,323.11	6.039	80.10	359	357	2	38.60	704	18.60
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Minimum: 16.39
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
California	1,136	434,058,958	51.36%	382,094.15	5.968%	74.58%	356	354	3	38.24%	705	12.88%
Georgia	501	105,319,076	12.46	210,217.72	5.887	78.67	358	356	2	34.24	721	57.02
New Jersey	205	66,468,524	7.86	324,236.70	6.565	78.99	349	347	2	38.97	678	23.64
New York	130	50,499,370	5.98	388,456.69	6.401	75.34	353	351	2	40.80	679	19.01
Florida	234	50,476,709	5.97	215,712.43	6.667	79.57	357	354	2	35.97	698	18.63
Nevada	84	20,875,261	2.47	248,515.01	6.140	77.62	360	357	3	38.29	704	11.32
Massachusetts	53	17,390,368	2.06	328,120.15	6.603	75.00	358	356	3	38.79	689	34.68
Arizona	72	15,307,486	1.81	212,603.98	6.314	79.06	355	352	3	35.44	700	4.85
Washington	51	13,584,009	1.61	266,353.11	5.983	80.19	360	358	2	36.80	687	13.75
Colorado	39	10,840,326	1.28	277,957.07	6.505	77.06	360	357	3	38.28	706	9.76
Maryland	30	7,887,072	0.93	262,902.40	6.603	80.05	353	351	2	40.52	666	35.73
Connecticut	22	7,200,511	0.85	327,295.96	6.354	70.26	355	353	2	36.14	683	23.23
Texas	34	5,462,832	0.65	160,671.52	6.490	79.39	350	347	3	39.48	687	8.90
North Carolina	24	5,273,020	0.62	219,709.17	6.481	74.65	360	357	3	37.46	683	18.55
Virginia	17	4,827,105	0.57	283,947.34	6.301	79.30	360	357	3	34.99	704	37.20
Michigan	18	3,965,726	0.47	220,318.13	6.863	79.10	360	357	3	39.18	685	23.53
Pennsylvania	19	3,772,563	0.45	198,555.93	6.678	82.94	360	358	2	35.10	673	31.44
South Carolina	13	3,673,894	0.43	282,607.23	6.494	60.89	360	357	3	26.71	698	24.78
Hawaii	8	2,795,610	0.33	349,451.21	6.215	81.00	360	357	3	32.58	705	9.01
Rhode Island	8	2,091,438	0.25	261,429.73	6.710	77.80	360	358	2	38.06	630	21.52
Oregon	13	2,074,859	0.25	159,604.57	6.514	77.87	360	358	2	38.28	676	20.77
Illinois	7	1,409,071	0.17	201,295.86	6.993	81.38	354	352	2	39.27	738	3.39
Minnesota	6	1,399,317	0.17	233,219.57	6.574	79.77	360	356	4	40.27	704	9.26
New Mexico	10	1,298,146	0.15	129,814.57	6.377	80.05	360	357	3	37.29	675	22.60
Ohio	10	1,135,157	0.13	113,515.72	6.266	78.80	309	307	2	31.22	684	24.18
Tennessee	5	1,071,150	0.13	214,229.96	6.137	79.89	360	357	3	30.70	738	48.92
Alabama	5	951,920	0.11	190,384.00	6.481	80.00	360	358	2	34.97	776	36.80
New Hampshire	4	746,614	0.09	186,653.51	6.766	86.90	360	357	3	33.59	649	30.95
Missouri	3	649,333	0.08	216,444.31	6.638	77.92	360	357	3	45.92	665	14.34
Maine	4	585,933	0.07	146,483.17	6.380	87.30	360	358	2	40.50	731	63.44
Mississippi	5	474,150	0.06	94,830.00	6.591	79.11	360	358	2	32.46	738	59.80
Arkansas	1	440,000	0.05	440,000.00	5.875	73.09	360	355	5	0.00	707	0.00
Delaware	2	437,842	0.05	218,920.94	6.975	79.51	360	358	2	40.26	644	0.00
Utah	3	315,550	0.04	105,183.33	6.711	76.41	360	358	2	22.88	702	0.00
Indiana	1	168,000	0.02	168,000.00	6.500	80.00	360	359	1	41.10	627	100.00
Kansas	1	91,200	0.01	91,200.00	6.625	80.00	360	356	4	0.00	679	0.00
Idaho	1	87,350	0.01	87,350.00	6.375	69.98	360	358	2	38.48	755	0.00
Nebraska	1	50,950	0.01	50,950.00	5.750	59.98	360	358	2	36.83	744	0.00
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
North CA	272	108,761,984	12.87%	399,860.24	5.983%	72.91%	356	353	3	37.62%	710	9.73%
South CA	864	325,296,974	38.49	376,501.13	5.963	75.13	356	354	3	38.43	703	13.93
States Not CA	1,644	411,097,440	48.64	250,059.27	6.325	78.01	356	353	2	36.92	697	29.56
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
30349	34	5,703,011	0.67%	167,735.62	6.061%	81.36%	360	358	2	37.02%	688	24.78%
30213	28	4,411,429	0.52	157,551.04	6.120	79.84	360	358	2	34.65	696	36.28
30319	11	4,310,556	0.51	391,868.73	5.247	76.51	360	358	2	30.41	742	79.10
92336	12	4,050,910	0.48	337,575.81	5.874	80.00	360	357	3	39.29	694	7.01
08872	10	3,587,237	0.42	358,723.66	5.847	74.58	340	338	2	38.39	714	65.47
Other	2,685	823,093,256	97.39	306,552.42	6.150	76.18	356	354	3	37.64	701	20.46
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Purchase	1,849	512,827,700	60.68%	277,354.08	6.143%	79.12%	358	356	3	37.94%	708	18.63%
Refinance - Cashout	776	272,450,180	32.24	351,095.59	6.226	72.20	353	351	2	38.03	683	20.73
Refinance - Rate Term	155	59,878,518	7.08	386,313.02	5.753	70.10	349	346	2	32.57	720	42.39
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Stated Income / Verified Assets	1,041	325,394,211	38.50%	312,578.49	6.085%	76.90%	358	355	3	37.47%	704	0.00%
Stated Income / Stated Asset	651	189,195,609	22.39	290,623.06	6.418	78.49	355	353	2	38.84	678	0.00
Full Documentation Provided	611	176,981,890	20.94	289,659.40	5.903	77.43	355	353	2	36.45	714	100.00
No Income / No Asset	272	82,941,079	9.81	304,930.44	6.118	67.51	351	349	3	0.00	706	0.53
No Ratio	205	70,643,608	8.36	344,602.97	6.288	74.53	356	354	3	0.00	707	0.00
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Single Family Residence	1,503	498,257,723	58.95%	331,508.80	6.102%	74.94%	355	353	2	37.70%	700	19.44%
PUD	802	206,798,205	24.47	257,853.12	6.147	78.30	357	355	2	36.74	704	26.02
Condo	293	77,106,683	9.12	263,162.74	6.107	78.62	359	357	3	36.30	711	22.06
2-4 Family	182	62,993,787	7.45	346,119.71	6.484	76.94	353	350	3	40.72	689	15.50
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Owner Occupied	2,201	717,993,389	84.95%	326,212.35	6.068%	76.35%	356	353	2	37.94%	699	22.10%
Non-Owner Occupied	456	95,875,737	11.34	210,253.81	6.528	75.36	357	354	3	35.71	712	15.77
Second Home	123	31,287,272	3.70	254,368.06	6.650	76.57	359	357	3	35.44	699	11.66
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
0	742	244,345,760	28.91%	329,306.95	6.404%	76.83%	355	353	3	38.71%	695	22.02%
6	29	11,326,143	1.34	390,556.66	5.971	68.47	360	357	3	34.60	732	8.25
12	224	82,274,737	9.73	367,297.93	6.181	74.54	354	351	3	39.04	698	15.11
24	830	229,519,688	27.16	276,529.74	6.120	78.69	360	357	3	37.88	692	12.07
36	756	220,567,234	26.10	291,755.60	5.959	74.01	353	351	2	36.71	707	20.57
60	199	57,122,836	6.76	287,049.43	5.794	76.59	358	356	2	34.01	732	65.11
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%
wa Term: 21.217												

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Not a Balloon Loan	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Alterna Mortgage	13	3,853,144	0.46%	296,395.68	7.191%	78.81%	360	358	2	41.37%	701	6.23%
Avaris Capital	19	6,376,032	0.75	335,580.62	5.934	74.74	354	353	1	38.10	716	7.89
Equity Now, Inc.	16	9,724,863	1.15	607,803.91	6.512	68.90	342	339	3	40.99	693	14.51
Gateway Bank FSB	68	26,809,600	3.17	394,258.83	5.865	69.06	354	351	2	37.74	729	18.06
Heritage Plaza Mortgage, Inc.	23	5,917,750	0.70	257,293.48	6.011	72.44	360	356	4	43.43	706	12.78
Loan Center of California, Inc.	19	8,559,330	1.01	450,491.08	6.105	75.31	360	356	4	42.59	695	2.86
Mortgage Enterprise, Ltd.	6	2,425,150	0.29	404,191.67	7.126	81.92	360	356	4	41.34	695	12.35
Mylor Financial	1	398,000	0.05	398,000.00	7.300	80.00	360	358	2	49.28	659	0.00
Opteum	2,244	649,433,648	76.84	289,408.93	6.168	76.76	356	354	2	37.27	697	21.87
Pemmtek Mortgage Services	9	2,446,867	0.29	271,874.08	7.748	76.60	360	356	4	33.94	676	0.00
Provident Bank	166	65,266,648	7.72	393,172.58	6.000	76.33	358	354	3	38.23	709	22.54
Pro30 Funding	1	520,000	0.06	520,000.00	7.850	80.00	360	355	5	0.00	702	0.00
Quicken Loans	8	3,646,873	0.43	455,859.13	6.546	75.70	360	356	4	44.26	699	46.78
Quicken Loans, Inc.	1	152,000	0.02	152,000.00	6.375	80.00	360	354	6	42.60	667	100.00
Realty Mortgage Corp	64	16,496,287	1.95	257,754.49	5.564	76.08	359	354	5	36.90	721	19.20
Shearson Mortgage	5	1,920,291	0.23	384,058.20	6.244	75.47	360	356	4	36.30	684	20.83
Stearns Lending, Inc.	92	33,076,988	3.91	359,532.48	6.005	74.87	360	356	4	38.46	723	16.65
Sun West Mortgage Co.	25	8,132,928	0.96	325,317.11	6.049	75.28	344	341	3	42.06	721	17.55
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.



OPMAC05-4
GROUPI

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
3.751% - 4.000%	1	274,899	0.04%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707	0.00%
4.001% - 4.250%	2	506,661	0.08	253,330.50	4.162	72.97	360	355	5	38.03	688	29.68
4.251% - 4.500%	6	1,762,924	0.27	293,820.67	4.491	74.99	360	357	3	25.90	737	7.26
4.501% - 4.750%	21	5,679,623	0.86	270,458.24	4.692	76.20	360	356	4	35.10	731	23.51
4.751% - 5.000%	57	21,106,640	3.18	370,291.93	4.956	74.90	360	358	2	35.86	729	34.84
5.001% - 5.250%	118	34,586,734	5.22	293,107.91	5.215	75.98	360	358	2	35.79	725	44.82
5.251% - 5.500%	181	52,474,060	7.92	289,911.94	5.452	75.16	360	358	2	35.41	723	36.14
5.501% - 5.750%	296	87,502,710	13.20	295,617.26	5.701	76.08	360	357	3	36.82	715	26.84
5.751% - 6.000%	410	122,009,135	18.41	297,583.26	5.929	77.16	360	357	3	38.92	703	14.12
6.001% - 6.250%	340	94,131,397	14.20	276,857.05	6.201	78.47	360	357	3	37.57	695	12.67
6.251% - 6.500%	304	80,929,050	12.21	266,213.98	6.438	78.57	360	357	3	38.71	683	11.11
6.501% - 6.750%	208	53,568,529	8.08	257,541.01	6.687	79.54	360	357	3	39.39	684	13.14
6.751% - 7.000%	193	46,003,828	6.94	238,361.80	6.918	82.22	360	358	2	38.86	668	10.68
7.001% - 7.250%	88	20,204,511	3.05	229,596.71	7.185	81.56	360	358	2	36.80	686	11.46
7.251% - 7.500%	66	16,005,394	2.41	242,505.97	7.417	83.62	360	358	2	40.29	670	8.22
7.501% - 7.750%	45	10,775,755	1.63	239,461.22	7.667	88.20	360	358	2	41.29	646	8.52
7.751% - 8.000%	30	7,390,424	1.12	246,347.47	7.907	83.15	360	357	3	36.17	675	3.39
8.001% - 8.250%	14	2,813,833	0.42	200,988.07	8.180	84.51	360	358	2	39.60	663	0.00
8.251% - 8.500%	12	2,575,122	0.39	214,593.47	8.428	84.75	360	358	2	36.26	647	0.00
8.501% - 8.750%	4	1,120,287	0.17	280,071.82	8.667	81.70	360	357	3	46.07	645	0.00
8.751% - 9.000%	3	667,672	0.10	222,557.37	8.895	87.48	360	357	3	40.15	662	0.00
9.001% - 9.250%	1	106,200	0.02	106,200.00	9.125	95.00	360	359	1	0.00	677	0.00
9.251% - 9.500%	1	166,000	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00
9.751% - 10.000%	1	400,000	0.06	400,000.00	9.875	94.12	360	359	1	45.16	609	100.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 3.875%
Maximum: 9.875%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
4.501% - 4.750%	1	1,880,000	1.03%	1,880,000.00	4.750%	80.00%	180	177	3	36.94%	755	0.00%
4.751% - 5.000%	11	7,790,091	4.27	708,190.10	4.995	55.69	348	347	1	28.82	743	6.61
5.001% - 5.250%	10	4,551,810	2.50	455,181.04	5.231	53.03	337	336	1	30.33	727	14.49
5.251% - 5.500%	43	17,807,395	9.76	414,125.45	5.459	64.70	312	311	2	34.51	740	27.49
5.501% - 5.750%	42	20,847,098	11.43	496,359.49	5.724	69.30	327	325	2	33.08	722	52.74
5.751% - 6.000%	104	50,504,309	27.69	485,618.35	5.915	67.71	351	349	2	36.46	716	33.12
6.001% - 6.250%	55	24,455,088	13.41	444,637.97	6.208	74.11	347	345	2	40.77	707	40.17
6.251% - 6.500%	48	23,091,094	12.66	481,064.47	6.418	71.34	349	347	3	39.65	701	31.64
6.501% - 6.750%	26	11,768,351	6.45	452,628.90	6.673	74.14	354	351	3	40.38	679	19.19
6.751% - 7.000%	21	11,187,572	6.13	532,741.53	6.920	73.19	343	340	3	35.18	681	14.58
7.001% - 7.250%	5	2,204,350	1.21	440,870.00	7.177	80.22	360	358	2	34.13	659	0.00
7.251% - 7.500%	5	3,585,000	1.97	717,000.00	7.375	55.95	360	357	3	28.85	698	0.00
7.501% - 7.750%	3	1,376,653	0.75	458,884.25	7.654	79.90	360	357	3	42.19	656	29.02
7.751% - 8.000%	2	952,164	0.52	476,081.93	8.000	78.62	360	357	3	44.83	682	0.00
8.251% - 8.500%	1	368,000	0.20	368,000.00	8.375	80.00	360	356	4	27.50	650	0.00
11.751% - 12.000%	1	26,033	0.01	26,033.45	12.000	16.00	180	177	3	39.17	631	0.00
Total:	378	182,395,009	100.00%	482,526.48	6.068%	69.00%	342	339	2	36.63%	711	30.27%

Minimum: 4.750%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.001% - 1.250%	1	150,400	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659	100.00%
2.001% - 2.250%	1,004	255,158,401	38.50	254,141.83	6.013	77.02	360	358	2	36.38	716	29.37
2.251% - 2.500%	134	41,715,693	6.29	311,311.14	6.098	76.88	360	357	3	38.54	696	14.17
2.501% - 2.750%	130	39,958,749	6.03	307,374.99	6.231	78.07	360	357	3	36.71	698	12.58
2.751% - 3.000%	475	143,054,082	21.58	301,166.49	6.030	78.53	360	358	2	38.53	698	6.37
3.001% - 3.250%	217	54,734,049	8.26	252,230.64	6.083	76.44	360	357	3	35.85	705	8.32
3.251% - 3.500%	29	11,356,188	1.71	391,592.69	6.189	75.35	360	356	4	41.57	693	4.27
3.501% - 3.750%	44	15,434,886	2.33	350,792.86	6.235	76.49	360	357	3	36.53	699	7.13
3.751% - 4.000%	15	5,108,594	0.77	340,572.91	6.745	76.19	360	357	3	42.54	698	7.13
4.001% - 4.250%	7	2,113,600	0.32	301,942.86	6.719	80.00	360	357	3	39.74	701	18.93
4.251% - 4.500%	6	2,230,740	0.34	371,789.94	5.564	78.81	360	356	4	37.23	692	42.73
4.501% - 4.750%	7	2,464,976	0.37	352,139.38	5.681	82.12	360	358	2	43.03	661	33.28
4.751% - 5.000%	24	6,687,987	1.01	278,666.13	6.305	80.51	360	357	3	41.88	689	21.21
5.001% - 5.250%	33	10,448,320	1.58	316,615.76	6.132	82.18	360	358	2	38.97	657	18.31
5.251% - 5.500%	44	12,840,043	1.94	291,819.16	6.367	79.61	360	357	3	39.81	648	26.30
5.501% - 5.750%	46	12,426,443	1.87	270,140.07	6.585	81.91	360	358	2	42.15	640	27.66
5.751% - 6.000%	60	15,631,805	2.36	260,530.08	6.846	85.21	360	357	3	41.48	639	17.54
6.001% - 6.250%	28	6,938,280	1.05	247,795.71	7.102	85.70	360	358	2	39.33	628	17.94
6.251% - 6.500%	23	5,703,417	0.86	247,974.67	7.181	86.12	360	358	2	41.81	632	11.93
6.501% - 6.750%	39	9,552,486	1.44	244,935.53	7.269	86.80	360	358	2	41.26	628	20.06
6.751% - 7.000%	17	4,245,760	0.64	249,750.60	7.490	86.42	360	357	3	40.34	632	13.47
7.001% - 7.250%	7	2,198,321	0.33	314,045.89	8.219	88.29	360	358	2	47.45	619	49.52
7.251% - 7.500%	4	957,551	0.14	239,387.68	8.282	86.85	360	358	2	46.32	610	0.00
7.501% - 7.750%	5	992,546	0.15	198,509.13	8.608	87.68	360	358	2	39.24	636	0.00
7.751% - 8.000%	2	492,072	0.07	246,036.05	8.902	84.81	360	357	3	39.37	621	0.00
8.251% - 8.500%	1	166,000	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 1.250%
Maximum: 8.400%
Weighted Average: 3.098%

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.001% - 2.000%	1	150,400	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659	100.00%
2.001% - 3.000%	1,743	479,886,926	72.41	275,322.39	6.043	77.55	360	358	2	37.24	708	19.80
3.001% - 4.000%	305	86,633,717	13.07	284,044.97	6.163	76.29	360	357	3	36.80	702	7.50
4.001% - 5.000%	21	6,481,740	0.98	308,654.27	6.590	79.15	360	357	3	39.61	710	9.86
5.001% - 6.000%	39	11,862,465	1.79	304,165.77	5.764	80.83	360	357	3	41.15	658	38.64
6.001% - 7.000%	199	54,507,770	8.22	273,908.39	6.596	82.64	360	358	2	40.74	642	21.65
7.001% - 8.000%	78	19,448,832	2.93	249,344.01	7.505	87.90	360	358	2	41.03	631	16.15
8.001% - 9.000%	14	3,223,539	0.49	230,252.82	8.467	87.13	360	358	2	43.77	616	0.00
9.001% - 10.000%	2	566,000	0.09	283,000.00	9.736	95.84	360	358	2	45.97	601	70.67
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 1.250%
Maximum: 9.875%
Weighted Average: 3.214%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
9.001% - 10.000%	26	9,867,751	1.49%	379,528.87	4.923%	74.62%	360	357	3	35.39%	746	64.90%
10.001% - 11.000%	468	130,843,673	19.74	279,580.50	5.589	76.36	360	357	3	36.88	715	26.52
11.001% - 12.000%	1,054	292,447,713	44.13	277,464.62	5.980	77.30	360	357	3	37.21	707	18.59
12.001% - 13.000%	664	181,836,652	27.44	273,850.38	6.582	79.70	360	357	3	39.18	678	12.63
13.001% - 14.000%	155	37,879,403	5.72	244,383.25	7.522	84.73	360	358	2	39.05	663	8.11
14.001% - 15.000%	23	5,602,818	0.85	243,600.77	8.141	84.79	360	358	2	43.56	629	5.07
15.001% - 16.000%	3	672,200	0.10	224,066.67	9.639	95.71	360	358	2	45.97	613	59.51
16.001% - 17.000%	1	676,000	0.10	676,000.00	4.875	80.00	360	355	5	0.00	659	0.00
17.001% - 18.000%	3	1,427,990	0.22	475,996.78	5.784	76.49	360	355	5	0.00	705	0.00
18.001% - 19.000%	5	1,507,190	0.23	301,437.96	6.588	77.83	360	356	4	44.54	677	0.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 9.625%
Maximum: 18.750%
Weighted Average: 11.817%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
2005-10-01	21	7,394,075	1.12%	352,098.79	5.187%	78.05%	360	355	5	31.82%	716	1.73%
2005-11-01	26	7,782,755	1.17	299,336.72	5.754	74.69	360	356	4	39.91	707	7.12
2005-12-01	33	10,979,022	1.66	332,697.65	6.028	79.07	360	357	3	36.21	711	10.78
2006-01-01	13	5,245,733	0.79	403,517.92	5.867	66.23	360	358	2	31.91	706	8.54
2006-02-01	1	447,200	0.07	447,200.00	5.250	80.00	360	359	1	31.31	733	0.00
2006-03-01	2	337,600	0.05	168,800.00	4.458	80.00	360	354	6	25.57	715	44.55
2007-02-01	2	646,342	0.10	323,170.84	6.153	75.83	360	353	7	45.89	609	0.00
2007-03-01	2	649,980	0.10	324,990.00	6.563	81.45	360	354	6	44.77	681	0.00
2007-04-01	39	10,855,114	1.64	278,336.26	6.205	78.33	360	355	5	39.26	677	19.24
2007-05-01	86	23,184,128	3.50	269,582.89	6.343	77.99	360	356	4	40.69	678	16.53
2007-06-01	331	90,631,843	13.67	273,812.22	6.258	79.28	360	357	3	38.95	678	12.43
2007-07-01	323	86,736,731	13.09	268,534.77	6.268	80.19	360	358	2	38.98	682	12.08
2007-08-01	221	63,775,979	9.62	288,579.09	6.344	81.49	360	359	1	39.71	681	7.30
2007-11-01	1	104,867	0.02	104,866.54	4.625	91.05	360	350	10	32.97	598	0.00
2008-02-01	1	88,295	0.01	88,294.98	7.586	85.00	360	353	7	31.21	589	0.00
2008-04-01	13	3,468,406	0.52	266,800.48	5.975	75.90	360	355	5	40.26	714	21.34
2008-05-01	45	15,007,215	2.26	333,493.67	6.196	75.16	360	356	4	39.12	711	15.67
2008-06-01	60	19,905,406	3.00	331,756.77	6.208	76.67	360	357	3	40.20	698	17.31
2008-07-01	44	10,369,708	1.56	235,675.19	6.099	79.30	360	358	2	37.98	694	22.59
2008-08-01	21	4,924,404	0.74	234,495.43	6.181	79.81	360	359	1	36.29	695	34.07
2010-03-01	2	511,600	0.08	255,800.00	5.936	78.71	360	354	6	42.60	695	29.71
2010-04-01	30	6,598,933	1.00	219,964.43	6.049	77.74	360	355	5	40.79	720	27.75
2010-05-01	105	31,376,158	4.73	298,820.55	6.210	77.35	360	356	4	37.13	703	15.04
2010-06-01	367	101,143,117	15.26	275,594.32	6.081	77.00	360	357	3	37.20	713	21.49
2010-06-30	1	449,000	0.07	449,000.00	5.875	68.57	360	358	2	39.39	683	0.00
2010-07-01	294	72,531,449	10.94	246,705.61	6.160	77.65	360	358	2	35.92	708	18.09
2010-08-01	212	50,822,851	7.67	239,730.43	6.231	78.37	360	359	1	37.04	705	26.42
2012-05-01	4	1,285,800	0.19	321,450.00	5.671	68.94	360	356	4	35.33	720	63.77
2012-06-01	34	11,662,834	1.76	343,024.53	5.676	74.83	360	357	3	33.88	734	44.76
2012-07-01	16	7,089,187	1.07	443,074.16	6.025	73.22	360	358	2	36.05	741	37.00
2012-08-01	18	5,278,200	0.80	293,233.33	5.606	80.31	360	359	1	35.42	726	63.63
2015-06-01	22	7,770,158	1.17	353,189.00	5.687	75.07	360	357	3	28.97	760	91.39
2015-07-01	10	3,169,800	0.48	316,980.00	5.676	73.87	360	358	2	31.48	743	70.03
2015-08-01	2	537,500	0.08	268,750.00	5.413	68.69	360	359	1	23.04	737	100.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20081225

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPI

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.000%	87	28,278,179	4.27%	325,036.54	5.725%	76.17%	360	357	3	34.58%	713	8.21%
1.500%	4	1,093,084	0.16	273,270.92	6.471	76.83	360	357	3	33.67	648	26.35
2.000%	54	17,458,377	2.63	323,303.27	6.061	77.88	360	357	3	39.94	705	32.33
3.000%	1,104	303,151,572	45.74	274,593.82	6.282	79.68	360	358	2	39.22	681	11.54
5.000%	935	237,625,132	35.85	254,144.53	6.174	78.05	360	358	2	36.75	706	21.34
6.000%	218	75,155,046	11.34	344,747.92	5.823	73.94	360	357	3	35.74	732	37.63
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.943%

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.000%	2,401	662,241,389	99.92%	275,818.99	6.161%	78.24%	360	357	3	37.82%	698	18.45%
2.000%	1	520,000	0.08	520,000.00	7.850	80.00	360	355	5	0.00	702	0.00
Total:	2,402	662,761,389	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698	18.44%

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

Interest Only	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Interest In Arrears	483	139,310,520	16.48%	288,427.58	6.324%	74.19%	338	336	2	39.43%	685	22.22%
Interest Only	2,297	705,845,878	83.52	307,290.33	6.106	76.66	360	357	3	37.23	704	20.75
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701	20.99%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Conforming	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

AVG UPB: $186,486.92
MIN UPB: $40,000.00
MAX UPB: $665,000.00
GROSS WAC: 6.4344647275%
MIN RATE: 5.000%
MAX RATE: 10.000%
MIN ORIG LTV: 10.61%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 360
MAX ORIG TERM: 360
MIN WAM: 353
MAX WAM: 359
% SF/PUD: 82.37%
% FULL/ALT: 24.28%
% CASHOUT: 40.75%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 9.63%
WA LTV: 73.03%
% FICO > 679: 63.58%
% NO FICO: 0.00%
WA FICO: 701
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 72.12%
CALIFORNIA %: 32.07%
NORTH CA. %: 4.96%
SOUTH CA. %: 27.11%
% Fixed: 100.00%
% Arm: 0.00%
% IO: 51.94%

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
30YR FXD	593	108,903,160	48.06%	183,647.82	6.405%	70.57%	360	357	3	38.62%	701	20.75%
30YR FXD - 60 MONTH IO	8	2,088,160	0.92	261,020.00	6.150	78.96	360	357	3	43.88	706	42.48
30YR FXD -120 MONTH IO	614	115,590,286	51.01	188,257.79	6.468	75.24	360	358	2	37.78	701	27.28
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

Original Balance	COUNT	OPB	%	AVG OPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
$25,000.01 - $50,000.00	13	$590,175.00	0.26%	45,398.08	7.022%	53.82%	360	357	3	27.01%	712	16.37%
$50,000.01 - $75,000.00	50	3,332,186.00	1.47	66,643.72	6.908	69.08	360	357	3	35.45	707	29.88
$75,000.01 - $100,000.00	104	9,194,240.00	4.05	88,406.15	6.688	71.85	360	358	2	37.48	698	30.03
$100,000.01 - $125,000.00	186	21,058,346.00	9.27	113,216.91	6.659	75.98	360	357	3	38.07	704	28.57
$125,000.01 - $150,000.00	161	22,160,579.00	9.75	137,643.35	6.565	73.43	360	357	3	38.33	705	28.77
$150,000.01 - $175,000.00	128	20,703,799.00	9.11	161,748.43	6.543	75.01	360	358	2	38.68	699	25.64
$175,000.01 - $200,000.00	106	19,837,164.00	8.73	187,143.06	6.474	73.60	360	357	3	37.34	690	26.42
$200,000.01 - $225,000.00	105	22,284,418.00	9.81	212,232.55	6.403	72.76	360	357	3	39.27	690	31.31
$225,000.01 - $250,000.00	65	15,543,747.00	6.84	239,134.57	6.373	71.29	360	358	2	38.01	702	18.61
$250,000.01 - $275,000.00	82	21,492,972.00	9.46	262,109.41	6.434	73.19	360	358	2	38.36	700	19.53
$275,000.01 - $300,000.00	72	20,752,709.00	9.13	288,232.07	6.266	71.02	360	357	3	37.57	705	16.64
$300,000.01 - $325,000.00	46	14,427,537.00	6.35	313,642.11	6.256	71.57	360	358	2	39.82	704	17.35
$325,000.01 - $350,000.00	45	15,287,543.00	6.73	339,723.18	6.187	73.29	360	358	2	38.37	705	28.95
$350,000.01 - $375,000.00	25	8,918,281.00	3.92	356,731.24	6.370	74.30	360	357	3	38.49	703	19.96
$375,000.01 - $400,000.00	9	3,466,100.00	1.53	385,122.22	6.227	70.65	360	357	3	43.47	708	21.92
$400,000.01 - $425,000.00	6	2,456,500.00	1.08	409,416.67	6.080	72.31	360	358	2	37.76	730	0.00
$425,000.01 - $450,000.00	7	3,089,460.00	1.36	441,351.43	6.170	73.01	360	357	3	40.78	688	28.71
$450,000.01 - $475,000.00	2	926,000.00	0.41	463,000.00	6.058	65.90	360	356	4	31.50	765	50.76
$475,000.01 - $500,000.00	1	491,000.00	0.22	491,000.00	6.500	79.84	360	358	2	43.65	645	0.00
$550,000.01 - $575,000.00	1	556,000.00	0.24	556,000.00	6.250	80.00	360	358	2	16.16	761	0.00
$650,000.01 - $675,000.00	1	665,000.00	0.29	665,000.00	6.500	70.00	360	356	4	36.40	767	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	73.03%	360	357	3	38.24%	701	24.27%

Minimum: $40,000.00
Maximum: $665,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
$25,000.01 - $50,000.00	13	587,618	0.26%	45,201.35	7.021%	53.79%	360	357	3	27.01%	712	16.31%
$50,000.01 - $75,000.00	50	3,320,146	1.47	66,402.91	6.907	69.07	360	357	3	35.46	707	29.88
$75,000.01 - $100,000.00	104	9,159,863	4.04	88,075.61	6.688	71.84	360	358	2	37.48	698	30.02
$100,000.01 - $125,000.00	186	20,996,580	9.27	112,884.84	6.659	75.98	360	357	3	38.07	704	28.58
$125,000.01 - $150,000.00	162	22,249,384	9.82	137,341.87	6.576	73.46	360	357	3	38.24	705	28.60
$150,000.01 - $175,000.00	133	21,549,177	9.51	162,023.88	6.558	75.46	360	357	3	38.65	699	25.41
$175,000.01 - $200,000.00	102	19,133,524	8.44	187,583.57	6.429	73.14	360	357	3	37.54	689	28.54
$200,000.01 - $225,000.00	105	22,275,894	9.83	212,151.37	6.422	72.50	360	357	3	39.00	691	29.46
$225,000.01 - $250,000.00	63	15,046,450	6.64	238,832.53	6.356	71.45	360	358	2	38.27	702	19.17
$250,000.01 - $275,000.00	86	22,536,013	9.95	262,046.66	6.425	72.95	360	358	2	38.38	698	19.82
$275,000.01 - $300,000.00	68	19,598,035	8.65	288,206.40	6.267	71.19	360	358	2	37.49	707	16.18
$300,000.01 - $325,000.00	47	14,714,781	6.49	313,080.45	6.256	70.87	360	358	2	39.82	705	16.95
$325,000.01 - $350,000.00	47	15,969,600	7.05	339,778.72	6.188	74.13	360	358	2	38.75	706	27.65
$350,000.01 - $375,000.00	22	7,842,427	3.46	356,473.95	6.392	74.14	360	358	2	37.82	699	22.64
$375,000.01 - $400,000.00	10	3,849,223	1.70	384,922.34	6.255	71.20	360	357	3	42.46	713	19.73
$400,000.01 - $425,000.00	6	2,472,100	1.09	412,016.67	6.127	73.07	360	358	2	37.85	721	0.00
$425,000.01 - $450,000.00	6	2,653,163	1.17	442,193.78	6.077	71.91	360	357	3	40.78	687	33.43
$450,000.01 - $475,000.00	2	919,034	0.41	459,517.18	6.058	65.91	360	356	4	31.50	765	50.74
$475,000.01 - $500,000.00	1	491,000	0.22	491,000.00	6.500	79.84	360	358	2	43.65	645	0.00
$550,000.01 - $575,000.00	1	552,594	0.24	552,594.35	6.250	80.00	360	358	2	16.16	761	0.00
$650,000.01 - $675,000.00	1	665,000	0.29	665,000.00	6.500	70.00	360	356	4	36.40	767	0.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Minimum: $40,000.00
Maximum: $665,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
4.751% - 5.000%	3	776,700	0.34%	258,900.00	5.000%	68.93%	360	359	1	30.63%	715	42.68%
5.001% - 5.250%	5	984,350	0.43	196,870.00	5.191	65.30	360	358	2	31.48	717	0.00
5.251% - 5.500%	21	5,269,770	2.33	250,941.41	5.468	56.22	360	358	2	33.46	715	26.88
5.501% - 5.750%	71	15,327,362	6.76	215,878.34	5.707	64.10	360	358	2	37.00	716	40.70
5.751% - 6.000%	216	46,914,777	20.71	217,198.04	5.927	66.00	360	358	2	38.27	713	25.15
6.001% - 6.250%	188	37,266,017	16.45	198,223.49	6.207	71.84	360	357	3	37.31	706	19.99
6.251% - 6.500%	244	45,133,130	19.92	184,971.84	6.445	75.96	360	357	3	39.46	696	26.79
6.501% - 6.750%	155	25,935,218	11.45	167,323.99	6.688	77.81	360	357	3	39.02	695	27.12
6.751% - 7.000%	111	18,601,982	8.21	167,585.42	6.914	78.78	360	357	3	39.60	682	20.27
7.001% - 7.250%	63	9,750,255	4.30	154,765.95	7.191	80.80	360	357	3	38.31	689	24.81
7.251% - 7.500%	48	6,836,477	3.02	142,426.60	7.449	81.00	360	357	3	36.98	696	19.34
7.501% - 7.750%	44	6,498,797	2.87	147,699.93	7.687	82.29	360	358	2	39.43	690	8.72
7.751% - 8.000%	24	4,204,791	1.86	175,199.63	7.898	80.63	360	357	3	41.29	696	7.44
8.001% - 8.250%	11	1,517,038	0.67	137,912.54	8.153	78.85	360	357	3	34.85	658	9.72
8.251% - 8.500%	4	433,208	0.19	108,301.94	8.446	84.12	360	357	3	20.27	653	26.47
8.501% - 8.750%	3	637,946	0.28	212,648.75	8.674	80.00	360	357	3	23.55	657	0.00
8.751% - 9.000%	3	359,825	0.16	119,941.65	8.916	89.96	360	358	2	37.76	627	0.00
9.751% - 10.000%	1	133,964	0.06	133,963.52	10.000	80.00	360	357	3	16.87	656	0.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Minimum: 5.000%
Maximum: 10.000%

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
360	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Minimum: 360
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
301 - 360	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Minimum: 353
Maximum: 359

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1	219	41,845,488	18.47%	191,075.29	6.303%	73.36%	360	359	1	37.34%	701	24.85%
2	347	61,914,698	27.33	178,428.52	6.504	73.14	360	358	2	37.27	697	19.55
3	460	90,010,219	39.73	195,674.39	6.402	72.70	360	357	3	38.68	704	22.49
4	159	28,539,871	12.60	179,496.04	6.537	72.76	360	356	4	40.29	699	39.58
5	27	4,002,373	1.77	148,236.04	6.683	77.35	360	355	5	38.40	716	18.57
6	2	154,297	0.07	77,148.35	6.366	73.25	360	354	6	43.47	679	73.37
7	1	114,660	0.05	114,659.77	8.400	70.24	360	353	7	28.27	533	100.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Minimum: 1
Maximum: 7

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
<= 0.000%	349	64,351,125	28.40%	184,387.18	6.514%	67.14%	360	357	3	0.00%	700	0.00%
1.001% - 6.000%	1	90,365	0.04	90,365.00	7.500	74.41	360	359	1	5.25	704	100.00
6.001% - 11.000%	4	460,310	0.20	115,077.38	6.755	68.71	360	358	2	9.95	726	18.40
11.001% - 16.000%	10	1,305,827	0.58	130,582.69	6.141	69.87	360	358	2	13.57	727	16.22
16.001% - 21.000%	22	3,940,759	1.74	179,125.39	6.353	68.65	360	357	3	18.34	730	32.21
21.001% - 26.000%	37	6,600,296	2.91	178,386.38	6.359	70.43	360	358	2	24.16	715	36.27
26.001% - 31.000%	81	14,633,047	6.46	180,654.91	6.321	72.26	360	358	2	28.69	715	26.38
31.001% - 36.000%	159	30,542,378	13.48	192,090.43	6.409	76.05	360	357	3	33.76	706	33.91
36.001% - 41.000%	219	41,308,664	18.23	188,624.04	6.429	76.27	360	357	3	38.67	694	30.28
41.001% - 46.000%	214	41,717,697	18.41	194,942.51	6.389	77.56	360	358	2	43.39	698	33.97
46.001% - 51.000%	82	14,648,185	6.46	178,636.41	6.478	74.60	360	357	3	48.02	696	42.95
51.001% - 56.000%	22	4,138,163	1.83	188,098.30	6.367	69.69	360	357	3	53.10	684	52.94
56.001% - 61.000%	14	2,602,737	1.15	185,909.79	6.492	76.38	360	357	3	58.23	716	61.19
61.001% - 66.000%	1	242,053	0.11	242,053.21	6.000	65.00	360	357	3	62.74	710	0.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Minimum: 0.00%
Maximum: 62.74%
Wtd Ave: 38.23%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
530 - 539	1	114,660	0.05%	114,659.77	8.400%	70.24%	360	353	7	28.27%	533	100.00%
580 - 589	7	1,315,075	0.58	187,867.91	6.625	54.75	360	358	2	43.68	582	45.02
590 - 599	2	355,289	0.16	177,644.32	7.350	76.79	360	359	1	34.08	596	60.80
600 - 609	4	735,706	0.32	183,926.49	6.774	74.68	360	358	2	38.61	607	62.19
610 - 619	5	1,233,626	0.54	246,725.15	6.156	72.48	360	358	2	45.03	615	44.83
620 - 629	37	6,591,751	2.91	178,155.44	6.627	69.82	360	358	2	39.59	625	25.27
630 - 639	62	12,954,872	5.72	208,949.55	6.628	72.91	360	357	3	38.56	635	24.16
640 - 649	76	14,114,863	6.23	185,721.88	6.544	70.65	360	357	3	39.21	645	11.84
650 - 659	82	14,557,049	6.42	177,524.99	6.597	73.58	360	358	2	39.52	654	24.17
660 - 669	80	13,350,110	5.89	166,876.38	6.478	72.58	360	358	2	37.91	664	20.65
670 - 679	94	17,199,398	7.59	182,972.31	6.455	75.04	360	357	3	38.75	674	22.12
680 - 689	107	21,195,721	9.35	198,090.86	6.496	75.13	360	357	3	40.07	684	19.06
690 - 699	88	15,724,365	6.94	178,685.96	6.597	73.67	360	358	2	36.74	695	11.18
700 - 709	66	11,981,050	5.29	181,531.06	6.455	74.36	360	358	2	37.43	705	20.63
710 - 719	64	11,994,190	5.29	187,409.22	6.388	71.49	360	358	2	39.56	714	19.08
720 - 729	79	14,134,446	6.24	178,917.04	6.362	76.82	360	357	3	39.05	724	31.55
730 - 739	61	12,386,209	5.47	203,052.60	6.205	73.09	360	357	3	39.46	735	38.84
740 - 749	71	13,734,949	6.06	193,449.98	6.390	75.44	360	358	2	37.58	744	24.58
750 - 759	54	10,012,880	4.42	185,423.70	6.186	72.98	360	358	2	36.14	754	30.52
760 - 769	46	9,201,907	4.06	200,041.46	6.386	72.84	360	357	3	37.05	764	23.99
770 - 779	46	8,629,379	3.81	187,595.19	6.235	71.13	360	357	3	37.24	775	21.62
780 - 789	42	7,947,439	3.51	189,224.73	6.148	68.74	360	357	3	32.24	784	46.47
790 - 799	24	4,433,826	1.96	184,742.75	6.287	68.00	360	357	3	36.69	793	35.01
800 - 809	13	2,058,887	0.91	158,375.94	6.255	71.41	360	357	3	30.65	804	41.60
810 - 819	3	520,673	0.23	173,557.75	5.766	46.41	360	358	2	33.40	816	0.00
820 - 829	1	103,287	0.05	103,287.40	5.750	28.15	360	357	3	31.31	821	100.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
10.01% - 15.00%	2	425,000	0.19%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771	0.00%
15.01% - 20.00%	4	400,607	0.18	100,151.86	6.136	15.58	360	358	2	19.00	693	12.38
20.01% - 25.00%	7	848,103	0.37	121,157.51	5.985	22.44	360	358	2	40.50	705	33.62
25.01% - 30.00%	9	1,409,954	0.62	156,661.59	5.859	27.27	360	358	2	22.99	735	7.33
30.01% - 35.00%	7	1,240,235	0.55	177,176.42	5.850	33.41	360	357	3	41.76	706	11.58
35.01% - 40.00%	16	2,681,840	1.18	167,614.97	6.112	37.78	360	357	3	34.68	718	12.68
40.01% - 45.00%	28	5,189,583	2.29	185,342.26	5.919	42.22	360	358	2	35.24	703	7.86
45.01% - 50.00%	45	7,319,974	3.23	162,666.09	6.055	47.44	360	358	2	37.10	711	15.31
50.01% - 55.00%	33	6,975,692	3.08	211,384.59	5.968	52.58	360	358	2	34.94	708	21.34
55.01% - 60.00%	66	14,372,515	6.34	217,765.38	6.113	57.86	360	357	3	35.99	685	3.35
60.01% - 65.00%	75	15,240,971	6.73	203,212.95	6.136	63.34	360	357	3	37.93	694	12.89
65.01% - 70.00%	73	15,895,212	7.02	217,742.64	6.303	68.99	360	358	2	36.41	702	19.70
70.01% - 75.00%	76	11,911,206	5.26	156,726.40	6.602	73.37	360	357	3	37.81	698	33.13
75.01% - 80.00%	646	120,845,600	53.33	187,067.49	6.524	79.70	360	357	3	38.89	701	28.02
80.01% - 85.00%	11	2,456,615	1.08	223,328.63	6.764	84.61	360	357	3	42.27	684	23.53
85.01% - 90.00%	61	10,300,467	4.55	168,860.12	6.779	89.59	360	357	3	39.14	702	25.80
90.01% - 95.00%	43	6,652,599	2.94	154,711.60	7.175	94.97	360	358	2	37.50	712	30.71
95.01% - 100.00%	13	2,415,432	1.07	185,802.50	6.764	100.00	360	358	2	38.10	729	100.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Minimum: 10.61
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
10.01% - 15.00%	2	425,000	0.19%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771	0.00%
15.01% - 20.00%	4	400,607	0.18	100,151.86	6.136	15.58	360	358	2	19.00	693	12.38
20.01% - 25.00%	5	533,103	0.24	106,620.51	6.028	22.21	360	358	2	40.50	698	53.48
25.01% - 30.00%	8	1,061,933	0.47	132,741.57	5.976	27.76	360	357	3	22.99	722	9.73
30.01% - 35.00%	9	1,760,895	0.78	195,654.98	5.790	29.95	360	358	2	43.23	722	8.15
35.01% - 40.00%	16	2,681,840	1.18	167,614.97	6.112	37.78	360	357	3	34.68	718	12.68
40.01% - 45.00%	28	5,189,583	2.29	185,342.26	5.919	42.22	360	358	2	35.24	703	7.86
45.01% - 50.00%	43	6,649,945	2.93	154,649.88	6.087	47.53	360	358	2	37.49	707	11.49
50.01% - 55.00%	31	6,543,769	2.89	211,089.34	5.967	52.57	360	358	2	34.92	708	19.37
55.01% - 60.00%	61	13,734,188	6.06	225,150.63	6.107	57.86	360	358	2	36.23	684	3.51
60.01% - 65.00%	66	14,525,542	6.41	220,083.97	6.110	62.96	360	357	3	38.05	692	11.66
65.01% - 70.00%	54	13,257,430	5.85	245,507.97	6.207	68.02	360	357	3	36.18	703	15.67
70.01% - 75.00%	47	9,438,880	4.17	200,827.23	6.418	72.50	360	357	3	38.89	700	32.78
75.01% - 80.00%	219	44,867,362	19.80	204,873.80	6.477	79.21	360	357	3	40.21	694	28.40
80.01% - 85.00%	13	2,766,300	1.22	212,792.30	6.800	83.62	360	357	3	41.26	681	20.89
85.01% - 90.00%	120	22,536,590	9.95	187,804.92	6.724	83.19	360	357	3	37.95	703	19.32
90.01% - 95.00%	164	27,105,517	11.96	165,277.54	6.795	82.36	360	357	3	37.02	705	28.56
95.01% - 100.00%	325	53,103,121	23.44	163,394.22	6.511	80.49	360	358	2	38.56	707	35.58
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Minimum: 10.61
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
California	306	72,666,716	32.07%	237,472.93	6.080%	64.39%	360	357	3	37.56%	705	16.23%
Georgia	267	41,531,277	18.33	155,547.86	6.371	79.51	360	358	2	37.28	708	35.40
New York	75	20,212,417	8.92	269,498.89	6.451	71.72	360	357	3	41.22	693	21.96
Florida	81	13,249,978	5.85	163,579.98	6.820	79.06	360	358	2	36.76	703	19.98
New Jersey	57	12,463,214	5.50	218,652.88	6.722	72.37	360	358	2	37.10	692	24.77
Texas	68	8,259,051	3.65	121,456.64	6.763	79.20	360	357	3	37.04	707	10.16
Arizona	36	6,419,681	2.83	178,324.47	6.791	78.53	360	357	3	40.16	689	14.97
Michigan	38	6,362,316	2.81	167,429.36	6.642	77.36	360	356	4	40.39	694	62.85
Connecticut	22	4,384,048	1.93	199,274.91	6.396	73.20	360	357	3	40.10	700	34.52
Pennsylvania	30	3,852,518	1.70	128,417.26	6.727	76.14	360	358	2	41.02	705	21.04
Colorado	17	3,531,679	1.56	207,745.81	6.571	77.03	360	357	3	36.70	700	25.88
Washington	19	3,402,980	1.50	179,104.21	6.360	79.97	360	358	2	37.64	707	40.43
South Carolina	21	2,917,169	1.29	138,912.80	6.967	81.54	360	358	2	40.67	710	24.07
Massachusetts	11	2,785,173	1.23	253,197.57	6.804	72.36	360	358	2	39.44	668	20.37
Virginia	14	2,733,431	1.21	195,245.07	6.777	77.99	360	357	3	38.69	678	21.89
Maryland	13	1,903,980	0.84	146,460.02	7.151	74.32	360	357	3	42.05	688	20.01
New Mexico	13	1,870,189	0.83	143,860.67	6.896	83.81	360	357	3	37.86	720	32.66
Illinois	11	1,738,019	0.77	158,001.71	6.971	80.22	360	358	2	36.09	710	34.49
Ohio	17	1,708,846	0.75	100,520.38	6.974	72.43	360	358	2	40.77	664	36.66
Hawaii	5	1,612,329	0.71	322,465.83	6.380	76.23	360	357	3	44.46	681	19.69
Nevada	7	1,504,424	0.66	214,917.74	6.315	74.10	360	357	3	37.67	705	22.33
North Carolina	11	1,435,201	0.63	130,472.81	6.807	74.60	360	357	3	36.63	677	29.48
Tennessee	11	1,344,555	0.59	122,232.28	6.968	80.77	360	357	3	37.85	701	21.09
Oregon	6	1,038,295	0.46	173,049.10	6.769	80.00	360	358	2	41.89	682	9.94
Minnesota	8	1,034,845	0.46	129,355.62	7.064	79.50	360	357	3	34.48	705	0.00
Mississippi	9	995,831	0.44	110,647.86	6.542	75.11	360	357	3	38.89	692	32.26
Rhode Island	4	963,398	0.43	240,849.44	6.785	79.56	360	358	2	43.34	657	31.43
Indiana	7	701,543	0.31	100,220.49	7.015	85.85	360	356	4	47.60	680	37.55
Alabama	5	574,112	0.25	114,822.36	7.210	87.81	360	358	2	39.75	752	63.82
Arkansas	4	519,210	0.23	129,802.53	6.680	81.87	360	357	3	41.12	727	64.81
Kentucky	5	464,193	0.20	92,838.63	6.676	79.21	360	357	3	46.43	683	37.88
Maine	3	457,804	0.20	152,601.28	6.791	82.80	360	357	3	32.55	728	16.09
Missouri	2	375,392	0.17	187,695.86	7.009	79.66	360	357	3	32.31	682	0.00
Nebraska	2	267,150	0.12	133,575.00	6.475	79.99	360	356	4	42.03	724	40.13
South Dakota	2	265,475	0.12	132,737.50	6.427	78.27	360	356	4	42.29	697	52.91
Delaware	1	253,849	0.11	253,849.40	7.375	84.98	360	357	3	32.97	656	0.00
New Hampshire	1	152,013	0.07	152,013.20	6.750	61.20	360	358	2	25.03	712	0.00
Wyoming	1	143,100	0.06	143,100.00	6.500	89.44	360	356	4	0.00	679	0.00
Iowa	1	117,600	0.05	117,600.00	6.500	80.00	360	356	4	43.66	726	100.00
Wisconsin	1	112,319	0.05	112,319.43	6.875	87.12	360	356	4	40.75	623	100.00
Alaska	1	109,335	0.05	109,335.02	6.125	48.89	360	358	2	37.81	649	0.00
Utah	1	80,000	0.04	80,000.00	6.000	43.24	360	358	2	46.63	653	0.00
Oklahoma	1	66,950	0.03	66,950.00	7.500	94.96	360	357	3	41.86	773	100.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
North CA	49	11,236,132	4.96%	229,308.81	5.953%	57.30%	360	357	3	31.93%	723	26.71%
South CA	257	61,430,585	27.11	239,029.51	6.103	65.68	360	357	3	38.38	702	14.31
States Not CA	909	153,914,890	67.93	169,323.31	6.602	77.11	360	357	3	38.54	699	28.08
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
30016	16	2,279,805	1.01%	142,487.80	6.572%	81.97%	360	358	2	37.56%	711	44.95%
93033	6	1,771,536	0.78	295,255.96	5.972	55.88	360	358	2	54.13	671	12.70
90201	4	1,344,706	0.59	336,176.56	6.029	69.26	360	357	3	31.98	696	0.00
85353	8	1,238,505	0.55	154,813.09	6.678	79.37	360	357	3	38.96	698	13.84
30114	6	1,180,004	0.52	196,667.31	6.479	81.40	360	358	2	49.62	725	33.21
Other	1,175	218,767,051	96.55	186,184.72	6.438	73.02	360	357	3	38.21	701	24.32
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Purchase	690	115,539,212	50.99%	167,448.13	6.592%	79.04%	360	358	2	37.75%	711	25.85%
Refinance - Cashout	421	92,329,199	40.75	219,309.26	6.278	66.00	360	358	2	38.46	689	17.97
Refinance - Rate Term	104	18,713,195	8.26	179,934.57	6.231	70.65	360	357	3	40.28	699	45.75
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Stated Income / Verified Assets	344	63,341,046	27.96%	184,130.95	6.472%	75.86%	360	358	2	37.45%	703	0.00%
Full Documentation Provided	312	55,017,639	24.28	176,338.59	6.329	77.24	360	357	3	39.19	707	100.00
No Income / No Asset	270	49,057,092	21.65	181,692.93	6.506	66.17	360	357	3	51.79	696	0.00
Stated Income / Stated Asset	209	43,729,708	19.30	209,233.05	6.398	72.30	360	358	2	38.12	691	0.00
No Ratio	80	15,436,122	6.81	192,951.52	6.535	70.31	360	357	3	0.00	712	0.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Single Family Residence	713	129,366,985	57.10%	181,440.37	6.408%	71.90%	360	357	3	39.03%	698	25.17%
PUD	329	57,275,516	25.28	174,089.72	6.487	77.04	360	358	2	37.63	702	25.54
2-4 Family	89	25,114,482	11.08	282,185.19	6.384	68.15	360	357	3	36.30	713	14.96
Condo	84	14,824,623	6.54	176,483.60	6.545	75.71	360	357	3	37.38	709	27.48
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Owner Occupied	939	180,965,631	79.87%	192,721.65	6.369%	73.25%	360	358	2	38.79%	698	24.98%
Non-Owner Occupied	223	37,373,589	16.49	167,594.57	6.694	70.57	360	357	3	36.13	716	19.55
Second Home	53	8,242,386	3.64	155,516.72	6.690	79.44	360	357	3	37.89	713	30.27
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
0	342	63,164,632	27.88%	184,691.91	6.573%	73.83%	360	357	3	39.23%	702	36.13%
6	5	1,072,340	0.47	214,468.02	5.759	71.33	360	357	3	33.92	716	48.05
12	89	22,550,548	9.95	253,376.94	6.493	69.69	360	357	3	40.93	691	20.22
24	128	20,918,934	9.23	163,429.17	6.516	74.28	360	357	3	36.39	704	18.49
36	566	103,174,716	45.54	182,287.48	6.351	72.35	360	358	2	37.57	700	18.23
60	85	15,700,437	6.93	184,711.02	6.282	77.59	360	358	2	37.39	714	28.33
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%
wa Term: 23.989												

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Not a Balloon Loan	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Alterna Mortgage	15	2,432,789	1.07%	162,185.96	7.200%	77.64%	360	359	1	37.93%	691	0.00%
Avaris Capital	3	728,500	0.32	242,833.33	5.732	54.82	360	359	1	35.35	716	0.00
Equity Now, Inc.	22	5,803,890	2.56	263,813.20	6.577	62.56	360	356	4	44.84	687	22.69
Gateway Bank FSB	27	6,523,758	2.88	241,620.65	5.840	57.75	360	357	3	34.84	733	49.32
Mortgage Enterprise, Ltd.	6	1,858,747	0.82	309,791.24	6.590	76.96	360	357	3	46.16	713	46.87
Opteum	974	177,390,413	78.29	182,125.68	6.461	74.10	360	358	2	37.73	700	21.38
Pemmtek Mortgage Services	3	569,644	0.25	189,881.39	7.483	76.99	360	357	3	39.17	688	30.09
Provident Bank	55	13,020,052	5.75	236,728.22	6.100	69.26	360	357	3	39.13	716	28.55
Quicken Loans	77	11,764,862	5.19	152,790.42	6.517	76.76	360	356	4	43.07	689	61.43
Realty Mortgage Corp	11	1,448,429	0.64	131,675.40	6.442	76.42	360	355	5	40.36	737	24.32
Shearson Mortgage	4	882,974	0.39	220,743.45	6.297	64.55	360	356	4	37.52	730	23.87
Sun West Mortgage Co.	18	4,157,546	1.83	230,974.79	6.334	66.06	360	357	3	43.92	706	0.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Gross Rate-ARMS

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
4.751% - 5.000%	3	776,700	0.34%	258,900.00	5.000%	68.93%	360	359	1	30.63%	715	42.68%
5.001% - 5.250%	5	984,350	0.43	196,870.00	5.191	65.30	360	358	2	31.48	717	0.00
5.251% - 5.500%	21	5,269,770	2.33	250,941.41	5.468	56.22	360	358	2	33.46	715	26.88
5.501% - 5.750%	71	15,327,362	6.76	215,878.34	5.707	64.10	360	358	2	37.00	716	40.70
5.751% - 6.000%	216	46,914,777	20.71	217,198.04	5.927	66.00	360	358	2	38.27	713	25.15
6.001% - 6.250%	188	37,266,017	16.45	198,223.49	6.207	71.84	360	357	3	37.31	706	19.99
6.251% - 6.500%	244	45,133,130	19.92	184,971.84	6.445	75.96	360	357	3	39.46	696	26.79
6.501% - 6.750%	155	25,935,218	11.45	167,323.99	6.688	77.81	360	357	3	39.02	695	27.12
6.751% - 7.000%	111	18,601,982	8.21	167,585.42	6.914	78.78	360	357	3	39.60	682	20.27
7.001% - 7.250%	63	9,750,255	4.30	154,765.95	7.191	80.80	360	357	3	38.31	689	24.81
7.251% - 7.500%	48	6,836,477	3.02	142,426.60	7.449	81.00	360	357	3	36.98	696	19.34
7.501% - 7.750%	44	6,498,797	2.87	147,699.93	7.687	82.29	360	358	2	39.43	690	8.72
7.751% - 8.000%	24	4,204,791	1.86	175,199.63	7.898	80.63	360	357	3	41.29	696	7.44
8.001% - 8.250%	11	1,517,038	0.67	137,912.54	8.153	78.85	360	357	3	34.85	658	9.72
8.251% - 8.500%	4	433,208	0.19	108,301.94	8.446	84.12	360	357	3	20.27	653	26.47
8.501% - 8.750%	3	637,946	0.28	212,648.75	8.674	80.00	360	357	3	23.55	657	0.00
8.751% - 9.000%	3	359,825	0.16	119,941.65	8.916	89.96	360	358	2	37.76	627	0.00
9.751% - 10.000%	1	133,964	0.06	133,963.52	10.000	80.00	360	357	3	16.87	656	0.00
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

Minimum: 5.000%
Maximum: 10.000%

Gross Margin

Minimum Rate

Maximum Rate

Next Rate Reset Date

Initial Rate Cap

Periodic Rate Cap

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
GROUPII

Interest Only	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Interest In Arrears	593	108,903,160	48.06%	183,647.82	6.405%	70.57%	360	357	3	38.62%	701	20.75%
Interest Only	622	117,678,446	51.94	189,193.64	6.462	75.31	360	358	2	37.92	701	27.55
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701	24.28%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

UBS Investment Bank

OPMAC05-4
IO's

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Conforming	2,224	455,610,572	55.32%	204,860.87	6.223%	77.69%	360	357	3	37.62%	701	23.44%
Non-Conforming	695	367,913,752	44.68	529,372.31	6.074	74.94	359	357	2	36.93	706	19.60
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

AVG UPB: $282,125.50
MIN UPB: $40,000.00
MAX UPB: $2,000,000.00
GROSS WAC: 6.1567106911%
MIN RATE: 3.875%
MAX RATE: 9.875%
MIN ORIG LTV: 10.61%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 177
MAX WAM: 359
% SF/PUD: 84.25%
% FULL/ALT: 21.72%
% CASHOUT: 28.51%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 9.07%
WA LTV: 76.46%
% FICO > 679: 66.94%
% NO FICO: 0.00%
WA FICO: 704
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 73.75%
CALIFORNIA %: 49.76%
NORTH CA. %: 12.22%
SOUTH CA. %: 37.53%
% Fixed: 28.17%
% Arm: 71.83%
% IO: 100.00%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
10/6 MONTH LIBOR -120 MONTH IO	34	11,477,458	1.39%	337,572.29	5.671%	74.44%	360	357	3	29.38%	754	85.89%
15YR FXD -120 MONTH IO	1	1,880,000	0.23	1,880,000.00	4.750	80.00	180	177	3	36.94	755	0.00
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350	0.29	303,418.75	6.479	80.09	360	356	4	41.83	706	16.48
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676	4.36	309,867.90	6.465	80.62	360	357	3	41.02	656	28.02
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931	23.30	280,891.55	6.126	79.24	360	358	2	38.60	692	7.84
30YR FXD - 60 MONTH IO	11	3,783,160	0.46	343,923.64	6.294	80.05	360	357	3	45.29	670	43.01
30YR FXD -120 MONTH IO	804	226,343,671	27.48	281,521.98	6.301	72.23	360	358	2	36.38	708	28.72
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667	0.04	300,667.00	5.875	80.00	360	355	5	36.84	741	0.00
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650	0.88	363,732.50	6.319	78.30	360	357	3	39.78	684	16.10
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954	0.82	305,361.55	6.382	78.67	360	357	3	36.38	681	20.42
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351	3.91	287,788.85	5.980	76.27	360	357	3	39.10	716	24.87
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650	0.07	292,325.00	5.991	81.71	360	356	4	35.46	664	38.48
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175	5.31	370,781.14	6.079	77.86	360	357	3	37.20	707	16.89
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290	24.95	246,622.20	6.152	77.63	360	358	2	36.84	710	22.22
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261	0.38	313,026.10	5.552	71.16	360	356	4	41.52	706	9.39
6 MONTH LIBOR -120 MONTH IO	80	27,196,974	3.30	339,962.18	5.713	76.02	360	356	4	33.54	712	6.14
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150	0.70	362,009.38	5.699	74.34	360	357	3	35.39	724	15.01
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956	2.11	362,519.92	5.773	75.51	360	358	2	35.08	734	58.72
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
$25,000.01 - $50,000.00	7	$306,274.00	0.04%	43,753.43	6.834%	52.12%	360	358	2	32.56%	724	16.32%
$50,000.01 - $75,000.00	34	2,206,177.00	0.27	64,887.56	6.641	67.38	360	357	3	35.49	703	27.01
$75,000.01 - $100,000.00	132	11,962,039.00	1.45	90,621.51	6.445	73.77	360	358	2	35.46	701	26.48
$100,000.01 - $125,000.00	239	27,255,437.00	3.31	114,039.49	6.547	78.21	360	358	2	37.03	706	28.98
$125,000.01 - $150,000.00	313	43,109,560.00	5.23	137,730.22	6.378	78.64	360	358	2	37.03	707	30.36
$150,000.01 - $175,000.00	240	38,831,815.00	4.72	161,799.23	6.326	78.80	360	358	2	36.71	700	27.74
$175,000.01 - $200,000.00	213	39,883,310.00	4.84	187,245.59	6.302	78.69	360	357	3	37.10	703	29.15
$200,000.01 - $225,000.00	193	41,075,000.00	4.99	212,823.83	6.224	77.88	360	357	3	37.53	696	25.88
$225,000.01 - $250,000.00	182	43,482,002.00	5.28	238,912.10	6.071	77.13	360	358	2	37.46	701	21.49
$250,000.01 - $275,000.00	168	44,109,879.00	5.36	262,558.80	6.128	77.06	360	357	3	38.13	700	19.50
$275,000.01 - $300,000.00	172	49,540,889.00	6.02	288,028.42	6.090	77.06	360	357	3	38.32	703	18.62
$300,000.01 - $325,000.00	129	40,406,962.00	4.91	313,232.26	6.108	78.67	360	357	3	38.22	700	18.72
$325,000.01 - $350,000.00	119	40,266,111.00	4.89	338,370.68	6.064	78.00	360	357	3	37.38	700	23.55
$350,000.01 - $375,000.00	95	34,301,287.00	4.17	361,066.18	6.207	77.73	360	357	3	37.49	698	12.65
$375,000.01 - $400,000.00	106	41,272,946.00	5.01	389,367.42	6.122	77.58	360	358	2	37.65	693	18.85
$400,000.01 - $425,000.00	92	38,119,142.00	4.63	414,338.50	6.058	78.40	360	357	3	39.77	704	19.70
$425,000.01 - $450,000.00	78	34,248,518.00	4.16	439,083.56	6.044	79.23	360	358	2	39.80	698	24.49
$450,000.01 - $475,000.00	74	34,271,122.00	4.16	463,123.27	6.097	77.90	360	357	3	36.40	703	22.83
$475,000.01 - $500,000.00	62	30,361,975.00	3.69	489,709.27	6.193	76.72	360	358	2	37.96	709	28.96
$500,000.01 - $525,000.00	39	20,000,100.00	2.43	512,823.08	5.990	77.26	360	358	2	36.06	715	17.83
$525,000.01 - $550,000.00	28	15,053,144.00	1.83	537,612.29	6.034	77.57	360	358	2	37.96	698	14.44
$550,000.01 - $575,000.00	24	13,438,786.00	1.63	559,949.42	6.139	76.10	360	358	2	39.47	710	12.55
$575,000.01 - $600,000.00	21	12,398,400.00	1.51	590,400.00	6.040	77.64	360	357	3	38.66	708	33.43
$600,000.01 - $625,000.00	21	12,850,050.00	1.56	611,907.14	5.821	74.32	360	358	2	29.49	724	14.31
$625,000.01 - $650,000.00	49	31,524,160.00	3.83	643,350.20	6.279	73.01	360	358	2	36.66	699	8.15
$650,000.01 - $675,000.00	8	5,308,150.00	0.64	663,518.75	5.622	68.37	360	357	3	41.71	700	12.72
$675,000.01 - $700,000.00	8	5,473,000.00	0.66	684,125.00	6.144	76.85	360	358	2	35.86	685	37.79
$700,000.01 - $725,000.00	7	5,020,700.00	0.61	717,242.86	6.035	78.56	360	357	3	34.64	738	14.02
$725,000.01 - $750,000.00	10	7,405,700.00	0.90	740,570.00	6.046	69.33	360	357	3	35.89	729	20.12
$750,000.01 - $775,000.00	4	3,031,850.00	0.37	757,962.50	6.251	76.24	360	358	2	36.07	714	50.16
$775,000.01 - $800,000.00	2	1,600,000.00	0.19	800,000.00	6.125	69.63	360	357	3	36.47	744	0.00
$800,000.01 - $825,000.00	3	2,452,500.00	0.30	817,500.00	6.000	71.13	360	357	3	29.50	705	0.00
$825,000.01 - $850,000.00	4	3,368,000.00	0.41	842,000.00	5.748	69.03	360	357	3	29.68	733	25.24
$850,000.01 - $875,000.00	3	2,583,500.00	0.31	861,166.67	6.041	73.00	360	357	3	39.06	735	0.00
$875,000.01 - $900,000.00	6	5,307,500.00	0.64	884,583.33	6.104	74.14	360	357	3	32.58	710	16.58
$900,000.01 - $925,000.00	1	920,000.00	0.11	920,000.00	6.750	80.00	360	359	1	41.24	621	0.00
$925,000.01 - $950,000.00	5	4,682,700.00	0.57	936,540.00	6.151	74.98	360	357	3	39.44	701	0.00
$950,000.01 - $975,000.00	2	1,938,500.00	0.24	969,250.00	6.626	69.81	360	356	4	35.21	756	0.00
$975,000.01 - $1,000,000.00	9	8,969,489.00	1.09	996,609.89	6.488	62.64	360	357	3	38.58	704	22.10
$1,000,000.01 >=	17	25,187,650.00	3.06	1,481,626.47	5.823	57.32	347	344	2	31.50	726	24.05
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Minimum: $40,000.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
$25,000.01 - $50,000.00	7	306,274	0.04%	43,753.43	6.834%	52.12%	360	358	2	32.56%	724	16.32%
$50,000.01 - $75,000.00	34	2,206,177	0.27	64,887.56	6.641	67.38	360	357	3	35.49	703	27.01
$75,000.01 - $100,000.00	132	11,962,039	1.45	90,621.51	6.445	73.77	360	358	2	35.46	701	26.48
$100,000.01 - $125,000.00	239	27,255,437	3.31	114,039.49	6.547	78.21	360	358	2	37.03	706	28.98
$125,000.01 - $150,000.00	313	43,109,560	5.23	137,730.22	6.378	78.64	360	358	2	37.03	707	30.36
$150,000.01 - $175,000.00	240	38,831,815	4.72	161,799.23	6.326	78.80	360	358	2	36.71	700	27.74
$175,000.01 - $200,000.00	213	39,883,310	4.84	187,245.59	6.302	78.69	360	357	3	37.10	703	29.15
$200,000.01 - $225,000.00	193	41,075,000	4.99	212,823.83	6.224	77.88	360	357	3	37.53	696	25.88
$225,000.01 - $250,000.00	182	43,482,002	5.28	238,912.10	6.071	77.13	360	358	2	37.46	701	21.49
$250,000.01 - $275,000.00	168	44,109,879	5.36	262,558.80	6.128	77.06	360	357	3	38.13	700	19.50
$275,000.01 - $300,000.00	172	49,540,889	6.02	288,028.42	6.090	77.06	360	357	3	38.32	703	18.62
$300,000.01 - $325,000.00	129	40,406,962	4.91	313,232.26	6.108	78.67	360	357	3	38.22	700	18.72
$325,000.01 - $350,000.00	119	40,266,111	4.89	338,370.68	6.064	78.00	360	357	3	37.38	700	23.55
$350,000.01 - $375,000.00	95	34,301,287	4.17	361,066.18	6.207	77.73	360	357	3	37.49	698	12.65
$375,000.01 - $400,000.00	106	41,272,946	5.01	389,367.42	6.122	77.58	360	358	2	37.65	693	18.85
$400,000.01 - $425,000.00	92	38,119,142	4.63	414,338.50	6.058	78.40	360	357	3	39.77	704	19.70
$425,000.01 - $450,000.00	78	34,248,518	4.16	439,083.56	6.044	79.23	360	358	2	39.80	698	24.49
$450,000.01 - $475,000.00	74	34,271,122	4.16	463,123.27	6.097	77.90	360	357	3	36.40	703	22.83
$475,000.01 - $500,000.00	62	30,361,975	3.69	489,709.27	6.193	76.72	360	358	2	37.96	709	28.96
$500,000.01 - $525,000.00	39	20,000,100	2.43	512,823.08	5.990	77.26	360	358	2	36.06	715	17.83
$525,000.01 - $550,000.00	28	15,053,144	1.83	537,612.29	6.034	77.57	360	358	2	37.96	698	14.44
$550,000.01 - $575,000.00	24	13,438,786	1.63	559,949.42	6.139	76.10	360	358	2	39.47	710	12.55
$575,000.01 - $600,000.00	21	12,398,400	1.51	590,400.00	6.040	77.64	360	357	3	38.66	708	33.43
$600,000.01 - $625,000.00	21	12,850,050	1.56	611,907.14	5.821	74.32	360	358	2	29.49	724	14.31
$625,000.01 - $650,000.00	49	31,524,160	3.83	643,350.20	6.279	73.01	360	358	2	36.66	699	8.15
$650,000.01 - $675,000.00	8	5,308,150	0.64	663,518.75	5.622	68.37	360	357	3	41.71	700	12.72
$675,000.01 - $700,000.00	8	5,473,000	0.66	684,125.00	6.144	76.85	360	358	2	35.86	685	37.79
$700,000.01 - $725,000.00	7	5,020,700	0.61	717,242.86	6.035	78.56	360	357	3	34.64	738	14.02
$725,000.01 - $750,000.00	10	7,405,700	0.90	740,570.00	6.046	69.33	360	357	3	35.89	729	20.12
$750,000.01 - $775,000.00	4	3,031,850	0.37	757,962.50	6.251	76.24	360	358	2	36.07	714	50.16
$775,000.01 - $800,000.00	2	1,600,000	0.19	800,000.00	6.125	69.63	360	357	3	36.47	744	0.00
$800,000.01 - $825,000.00	3	2,452,500	0.30	817,500.00	6.000	71.13	360	357	3	29.50	705	0.00
$825,000.01 - $850,000.00	4	3,368,000	0.41	842,000.00	5.748	69.03	360	357	3	29.68	733	25.24
$850,000.01 - $875,000.00	3	2,583,500	0.31	861,166.67	6.041	73.00	360	357	3	39.06	735	0.00
$875,000.01 - $900,000.00	6	5,307,500	0.64	884,583.33	6.104	74.14	360	357	3	32.58	710	16.58
$900,000.01 - $925,000.00	1	920,000	0.11	920,000.00	6.750	80.00	360	359	1	41.24	621	0.00
$925,000.01 - $950,000.00	5	4,682,700	0.57	936,540.00	6.151	74.98	360	357	3	39.44	701	0.00
$950,000.01 - $975,000.00	2	1,938,500	0.24	969,250.00	6.626	69.81	360	356	4	35.21	756	0.00
$975,000.01 - $1,000,000.00	9	8,969,489	1.09	996,609.89	6.488	62.64	360	357	3	38.58	704	22.10
$1,000,000.01 >=	17	25,187,650	3.06	1,481,626.47	5.823	57.32	347	344	2	31.50	726	24.05
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Minimum: $40,000.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
3.751% - 4.000%	1	274,899	0.03%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707	0.00%
4.001% - 4.250%	2	506,661	0.06	253,330.50	4.162	72.97	360	355	5	38.03	688	29.68
4.251% - 4.500%	6	1,762,924	0.21	293,820.67	4.491	74.99	360	357	3	25.90	737	7.26
4.501% - 4.750%	20	7,237,000	0.88	361,850.00	4.706	77.16	313	310	4	35.46	741	18.45
4.751% - 5.000%	63	26,094,435	3.17	414,197.38	4.968	70.52	360	358	2	34.36	731	28.18
5.001% - 5.250%	124	37,735,511	4.58	304,318.64	5.216	74.56	360	358	2	35.55	725	41.55
5.251% - 5.500%	195	60,173,796	7.31	308,583.57	5.455	73.55	360	358	2	35.01	724	33.30
5.501% - 5.750%	326	101,169,050	12.28	310,334.51	5.705	75.30	360	357	3	36.56	718	32.24
5.751% - 6.000%	522	165,501,524	20.10	317,052.73	5.925	74.52	360	357	3	37.79	709	19.86
6.001% - 6.250%	435	118,497,223	14.39	272,407.41	6.206	77.15	360	358	2	37.40	700	18.04
6.251% - 6.500%	446	116,887,065	14.19	262,078.62	6.438	77.28	360	357	3	38.81	693	19.79
6.501% - 6.750%	272	65,956,392	8.01	242,486.74	6.686	78.73	360	357	3	38.21	690	17.20
6.751% - 7.000%	218	53,571,426	6.51	245,740.49	6.917	80.09	360	358	2	38.67	674	10.88
7.001% - 7.250%	106	24,033,588	2.92	226,731.96	7.189	81.31	360	358	2	36.83	690	15.99
7.251% - 7.500%	80	19,928,965	2.42	249,112.06	7.410	77.71	360	357	3	37.15	686	9.11
7.501% - 7.750%	42	9,775,089	1.19	232,740.21	7.656	85.60	360	357	3	41.17	667	6.68
7.751% - 8.000%	31	7,996,905	0.97	257,964.68	7.918	81.69	360	357	3	38.13	682	3.14
8.001% - 8.250%	13	2,602,053	0.32	200,157.92	8.173	81.08	360	358	2	36.50	676	2.84
8.251% - 8.500%	10	2,053,018	0.25	205,301.80	8.425	84.93	360	358	2	26.51	673	0.00
8.501% - 8.750%	3	919,000	0.11	306,333.33	8.653	77.58	360	357	3	47.29	646	0.00
8.751% - 9.000%	1	175,600	0.02	175,600.00	8.875	94.97	360	359	1	42.33	778	0.00
9.001% - 9.250%	1	106,200	0.01	106,200.00	9.125	95.00	360	359	1	0.00	677	0.00
9.251% - 9.500%	1	166,000	0.02	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00
9.751% - 10.000%	1	400,000	0.05	400,000.00	9.875	94.12	360	359	1	45.16	609	100.00
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Minimum: 3.875%
Maximum: 9.875%

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
180	1	1,880,000	0.23%	1,880,000.00	4.750%	80.00%	180	177	3	36.94%	755	0.00%
360	2,918	821,644,324	99.77	281,577.90	6.160	76.45	360	357	3	37.32	703	21.77
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
121 - 180	1	1,880,000	0.23%	1,880,000.00	4.750%	80.00%	180	177	3	36.94%	755	0.00%
301 - 360	2,918	821,644,324	99.77	281,577.90	6.160	76.45	360	357	3	37.32	703	21.77
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Minimum: 177
Maximum: 359

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1	584	163,838,812	19.89%	280,545.91	6.106%	76.46%	360	359	1	36.88%	705	23.88%
2	867	240,784,662	29.24	277,721.64	6.188	76.66	360	358	2	37.13	702	19.53
3	1,015	290,067,512	35.22	285,780.80	6.142	76.39	359	356	3	37.12	704	22.69
4	345	99,931,183	12.13	289,655.60	6.292	75.90	360	356	4	39.02	701	21.56
5	104	28,052,955	3.41	269,739.95	5.873	77.46	360	355	5	38.27	710	18.12
6	4	849,200	0.10	212,300.00	5.348	79.23	360	354	6	30.85	703	35.61
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Minimum: 1
Maximum: 6

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
<= 0.000%	532	154,828,470	18.80%	291,030.96	6.277%	71.77%	360	357	3	0.00%	704	0.28%
1.001% - 6.000%	3	1,046,365	0.13	348,788.33	5.901	79.52	360	357	3	4.30	752	8.64
6.001% - 11.000%	11	2,333,006	0.28	212,091.45	6.527	79.52	360	357	3	8.37	742	35.13
11.001% - 16.000%	25	6,961,504	0.85	278,460.16	5.884	69.43	360	357	3	13.96	717	39.96
16.001% - 21.000%	67	20,216,909	2.45	301,744.91	6.047	68.89	360	358	2	18.93	720	34.42
21.001% - 26.000%	99	28,318,776	3.44	286,048.24	5.948	72.62	360	357	3	23.77	721	28.82
26.001% - 31.000%	231	66,415,138	8.06	287,511.42	5.970	75.04	360	358	2	28.70	717	33.72
31.001% - 36.000%	447	119,180,263	14.47	266,622.51	6.121	76.90	360	358	2	33.77	708	28.81
36.001% - 41.000%	665	186,781,700	22.68	280,874.74	6.132	78.61	358	356	2	38.53	700	22.04
41.001% - 46.000%	640	181,240,489	22.01	283,188.26	6.156	79.45	360	358	2	43.36	697	24.16
46.001% - 51.000%	157	44,119,824	5.36	281,017.99	6.419	78.91	360	357	3	48.09	687	28.61
51.001% - 56.000%	25	7,449,160	0.90	297,966.40	6.160	77.75	360	357	3	53.28	703	54.51
56.001% - 61.000%	14	3,710,220	0.45	265,015.71	6.345	78.16	360	356	4	58.05	698	34.11
61.001% - 66.000%	2	789,600	0.10	394,800.00	6.196	80.00	360	358	2	63.30	704	0.00
66.001% - 71.000%	1	132,900	0.02	132,900.00	6.125	69.98	360	356	4	66.62	703	0.00
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Minimum: 0.00%
Maximum: 66.62%
Wtd Ave: 37.32%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
580 - 589	13	3,047,850	0.37%	234,450.00	6.841%	81.46%	360	357	3	38.91%	583	44.94%
590 - 599	7	2,226,000	0.27	318,000.00	6.967	82.89	360	358	2	39.12	595	24.39
600 - 609	25	8,861,300	1.08	354,452.00	6.808	82.33	360	358	2	41.09	605	40.06
610 - 619	12	3,650,500	0.44	304,208.33	6.436	83.95	360	357	3	39.05	614	40.35
620 - 629	90	23,644,454	2.87	262,716.16	6.570	78.42	360	358	2	38.78	625	14.03
630 - 639	129	32,086,911	3.90	248,735.74	6.612	77.62	360	358	2	38.72	634	23.83
640 - 649	149	38,102,496	4.63	255,721.45	6.405	76.65	360	357	3	39.46	645	15.65
650 - 659	175	47,728,479	5.80	272,734.17	6.347	76.93	360	357	3	38.96	655	15.23
660 - 669	196	54,589,858	6.63	278,519.68	6.347	77.73	360	358	2	38.92	665	10.79
670 - 679	204	58,331,610	7.08	285,939.26	6.253	76.66	360	357	3	37.88	675	18.15
680 - 689	276	79,658,503	9.67	288,617.76	6.153	77.48	360	357	3	38.70	684	15.01
690 - 699	199	55,134,913	6.69	277,059.86	6.235	75.68	360	358	2	35.82	695	14.50
700 - 709	195	56,217,671	6.83	288,295.75	6.060	77.39	360	357	3	37.40	704	14.95
710 - 719	164	51,598,773	6.27	314,626.66	6.091	74.20	360	357	3	37.83	714	16.47
720 - 729	189	55,814,003	6.78	295,312.19	5.961	74.99	360	358	2	35.91	724	21.52
730 - 739	163	47,298,217	5.74	290,173.11	5.953	76.58	360	358	2	37.18	735	24.13
740 - 749	169	41,670,526	5.06	246,571.16	6.004	77.25	360	358	2	36.49	744	27.05
750 - 759	141	39,683,418	4.82	281,442.68	5.955	75.87	351	349	2	37.22	755	25.31
760 - 769	128	39,893,842	4.84	311,670.64	5.948	73.53	360	357	3	35.09	765	37.69
770 - 779	111	29,977,703	3.64	270,069.40	5.877	75.98	360	358	2	36.74	774	39.06
780 - 789	90	27,520,587	3.34	305,784.30	5.907	74.38	360	358	2	31.30	784	47.98
790 - 799	55	16,278,350	1.98	295,970.00	5.970	76.53	360	357	3	35.24	793	36.52
800 - 809	29	7,267,772	0.88	250,612.83	5.780	73.06	360	358	2	32.81	805	36.08
810 - 819	10	3,240,588	0.39	324,058.80	6.032	77.30	360	357	3	37.69	814	36.39
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
10.01% - 15.00%	2	425,000	0.05%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771	0.00%
15.01% - 20.00%	6	1,679,500	0.20	279,916.67	6.819	16.46	360	357	3	19.73	657	0.00
20.01% - 25.00%	4	654,000	0.08	163,500.00	6.071	23.01	360	358	2	16.31	728	10.55
25.01% - 30.00%	4	917,400	0.11	229,350.00	5.133	27.10	360	358	2	0.00	738	0.00
30.01% - 35.00%	8	2,257,673	0.27	282,209.13	5.989	32.51	360	358	2	38.01	700	6.36
35.01% - 40.00%	15	5,168,900	0.63	344,593.33	5.630	37.77	360	358	2	26.83	722	9.58
40.01% - 45.00%	23	7,569,590	0.92	329,112.61	5.891	42.72	360	358	2	27.69	702	5.39
45.01% - 50.00%	25	8,608,550	1.05	344,342.00	5.871	47.85	360	357	3	30.77	731	17.33
50.01% - 55.00%	44	18,105,188	2.20	411,481.55	5.877	52.55	360	358	2	34.41	724	22.73
55.01% - 60.00%	58	21,715,250	2.64	374,400.86	5.793	58.18	360	358	2	33.47	709	17.01
60.01% - 65.00%	109	40,124,414	4.87	368,113.89	5.850	64.06	360	357	3	32.23	708	15.66
65.01% - 70.00%	188	52,646,981	6.39	280,037.13	6.146	69.25	360	357	3	37.11	703	14.23
70.01% - 75.00%	170	51,597,597	6.27	303,515.28	6.220	73.68	360	357	3	36.58	711	22.59
75.01% - 80.00%	1,958	537,391,461	65.26	274,459.38	6.131	79.80	359	357	3	37.74	704	22.54
80.01% - 85.00%	39	12,164,805	1.48	311,918.08	6.411	84.28	360	358	2	39.46	652	21.99
85.01% - 90.00%	156	39,312,558	4.77	252,003.58	6.742	89.59	360	358	2	41.07	671	21.46
90.01% - 95.00%	84	17,249,875	2.09	205,355.65	7.083	94.91	360	358	2	37.41	702	30.31
95.01% - 100.00%	26	5,935,582	0.72	228,291.62	6.431	99.83	360	358	2	38.90	726	93.87
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Minimum: 10.61
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
10.01% - 15.00%	2	425,000	0.05%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771	0.00%
15.01% - 20.00%	6	1,679,500	0.20	279,916.67	6.819	16.46	360	357	3	19.73	657	0.00
20.01% - 25.00%	3	449,000	0.05	149,666.67	6.103	23.11	360	358	2	16.31	722	15.37
25.01% - 30.00%	3	364,400	0.04	121,466.67	4.956	27.29	360	357	3	0.00	727	0.00
30.01% - 35.00%	9	2,462,673	0.30	273,630.33	5.990	31.70	360	357	3	38.01	703	5.83
35.01% - 40.00%	13	3,772,900	0.46	290,223.08	5.812	36.79	360	358	2	21.73	721	13.12
40.01% - 45.00%	23	7,569,590	0.92	329,112.61	5.891	42.72	360	358	2	27.69	702	5.39
45.01% - 50.00%	24	8,028,550	0.97	334,522.92	5.861	47.27	360	357	3	33.57	728	12.36
50.01% - 55.00%	41	16,344,490	1.98	398,646.10	5.871	52.65	360	358	2	34.72	722	25.18
55.01% - 60.00%	48	17,844,200	2.17	371,754.17	5.735	58.24	360	358	2	33.36	710	20.70
60.01% - 65.00%	97	38,466,800	4.67	396,564.95	5.790	62.78	360	357	3	31.91	707	15.76
65.01% - 70.00%	93	30,140,551	3.66	324,091.95	5.977	69.11	360	357	3	36.92	709	17.61
70.01% - 75.00%	101	33,867,792	4.11	335,324.67	6.073	72.44	360	357	3	37.99	710	26.57
75.01% - 80.00%	460	140,279,374	17.03	304,955.16	6.110	78.76	358	355	3	37.07	708	25.68
80.01% - 85.00%	65	24,921,440	3.03	383,406.77	6.217	79.27	360	357	3	37.96	678	26.00
85.01% - 90.00%	379	109,810,261	13.33	289,736.84	6.437	81.89	360	358	2	38.04	694	18.94
90.01% - 95.00%	489	118,393,688	14.38	242,113.88	6.440	80.97	360	358	2	36.63	702	25.23
95.01% - 100.00%	1,063	268,704,115	32.63	252,779.04	6.085	80.17	360	358	2	38.52	704	20.63
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Minimum: 10.61
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
California	1,106	409,759,190	49.76%	370,487.51	5.980%	74.76%	360	357	3	38.02%	704	12.22%
Georgia	659	128,700,179	15.63	195,296.17	6.005	79.28	360	358	2	35.01	716	51.54
Florida	257	53,873,683	6.54	209,625.23	6.648	79.99	360	358	2	36.20	702	20.88
New Jersey	151	49,104,615	5.96	325,196.13	6.473	77.83	353	351	2	37.91	692	24.26
New York	102	37,694,910	4.58	369,557.94	6.484	74.39	360	358	2	39.06	687	18.53
Nevada	83	20,485,478	2.49	246,812.99	6.142	77.95	360	357	3	38.04	705	13.17
Arizona	79	16,786,310	2.04	212,484.94	6.414	79.87	360	357	3	36.24	699	7.84
Washington	61	14,775,159	1.79	242,215.72	6.098	79.61	360	358	2	36.23	694	15.67
Colorado	52	13,838,570	1.68	266,126.35	6.533	77.46	360	357	3	38.03	704	13.64
Massachusetts	33	12,073,570	1.47	365,865.76	6.484	72.96	360	358	2	37.93	711	39.64
Michigan	37	7,620,987	0.93	205,972.62	6.580	79.05	360	357	3	41.79	701	58.53
Texas	40	6,132,558	0.74	153,313.95	6.600	78.17	360	357	3	39.47	692	10.30
Connecticut	20	6,131,310	0.74	306,565.50	6.223	67.33	360	358	2	34.77	693	33.41
Maryland	22	5,892,369	0.72	267,834.95	6.678	79.28	360	358	2	40.01	673	34.90
Virginia	22	5,784,863	0.70	262,948.32	6.379	79.10	360	357	3	35.66	697	32.24
South Carolina	26	5,482,486	0.67	210,864.85	6.610	67.93	360	357	3	28.86	704	29.42
North Carolina	25	4,899,610	0.59	195,984.40	6.527	76.80	360	357	3	37.33	684	22.33
Hawaii	10	3,283,400	0.40	328,340.00	6.176	79.43	360	357	3	35.50	707	7.67
Pennsylvania	16	2,899,360	0.35	181,210.00	6.573	78.91	360	358	2	39.16	696	22.74
Oregon	13	1,918,184	0.23	147,552.62	6.893	83.50	360	358	2	40.77	682	18.48
Illinois	9	1,908,021	0.23	212,002.33	7.214	81.42	360	358	2	39.66	722	0.00
New Mexico	13	1,764,462	0.21	135,727.85	6.503	79.98	360	357	3	37.26	709	32.83
Minnesota	9	1,740,650	0.21	193,405.56	6.778	79.52	360	356	4	39.54	694	7.45
Rhode Island	6	1,689,900	0.21	281,650.00	6.695	82.22	360	358	2	40.34	648	14.88
Ohio	13	1,469,150	0.18	113,011.54	6.662	79.81	360	358	2	35.26	684	32.21
Tennessee	7	1,350,900	0.16	192,985.71	6.098	79.36	360	357	3	31.36	731	59.77
Mississippi	10	1,099,150	0.13	109,915.00	6.490	74.76	360	358	2	36.67	717	40.67
Alabama	6	1,068,720	0.13	178,120.00	6.537	80.00	360	358	2	36.41	768	43.71
Maine	5	840,850	0.10	168,170.00	6.567	85.73	360	358	2	41.90	731	44.21
Indiana	4	559,725	0.07	139,931.25	6.879	86.73	360	357	3	43.33	666	30.01
Arkansas	2	518,320	0.06	259,160.00	5.932	74.13	360	355	5	47.64	703	15.11
Utah	4	395,550	0.05	98,887.50	6.567	69.70	360	358	2	27.69	692	0.00
Nebraska	3	318,100	0.04	106,033.33	6.359	76.79	360	356	4	41.20	727	33.70
Kentucky	3	293,550	0.04	97,850.00	6.669	75.87	360	358	2	46.11	699	30.66
South Dakota	2	265,475	0.03	132,737.50	6.427	78.27	360	356	4	42.29	697	52.91
Missouri	2	218,000	0.03	109,000.00	6.638	79.42	360	357	3	43.28	656	0.00
New Hampshire	1	205,200	0.02	205,200.00	6.750	90.00	360	358	2	33.83	663	0.00
Delaware	1	175,610	0.02	175,610.00	6.750	78.78	360	359	1	40.26	646	0.00
Wyoming	1	143,100	0.02	143,100.00	6.500	89.44	360	356	4	0.00	679	0.00
Iowa	1	117,600	0.01	117,600.00	6.500	80.00	360	356	4	43.66	726	100.00
Kansas	1	91,200	0.01	91,200.00	6.625	80.00	360	356	4	0.00	679	0.00
Idaho	1	87,350	0.01	87,350.00	6.375	69.98	360	358	2	38.48	755	0.00
Oklahoma	1	66,950	0.01	66,950.00	7.500	94.96	360	357	3	41.86	773	100.00
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
North CA	257	100,661,992	12.22%	391,680.90	5.990%	72.93%	360	357	3	37.21%	709	8.40%
South CA	849	309,097,198	37.53	364,072.08	5.976	75.36	360	357	3	38.27	702	13.46
States Not CA	1,813	413,765,134	50.24	228,221.25	6.332	78.15	359	357	2	36.63	703	31.13
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
30349	39	6,470,268	0.79%	165,904.31	6.067%	81.57%	360	358	2	37.42%	693	32.41%
30319	12	4,618,056	0.56	384,838.00	5.391	75.79	360	358	2	30.69	733	67.42
30213	27	4,159,149	0.51	154,042.56	6.067	78.95	360	358	2	34.83	698	38.48
92336	12	4,003,100	0.49	333,591.67	5.810	80.00	360	357	3	38.03	694	7.09
92562	9	3,858,900	0.47	428,766.67	5.986	79.03	360	358	2	40.53	659	11.40
Other	2,820	800,414,851	97.19	283,835.05	6.165	76.38	360	357	3	37.36	704	21.41
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Purchase	2,042	528,834,578	64.22%	258,978.74	6.172%	79.31%	359	357	3	37.76%	709	20.27%
Refinance - Cashout	691	234,815,918	28.51	339,820.43	6.203	71.06	360	358	2	37.06	688	19.34
Refinance - Rate Term	186	59,873,828	7.27	321,902.30	5.839	72.55	360	357	3	34.41	718	43.94
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Stated Income / Verified Assets	1,171	341,570,019	41.48%	291,690.88	6.124%	77.19%	359	356	3	37.33%	704	0.00%
Full Documentation Provided	692	178,448,752	21.67	257,873.92	5.955	78.29	360	358	2	36.72	717	100.00
Stated Income / Stated Asset	524	148,677,083	18.05	283,734.89	6.349	77.50	360	358	2	38.01	686	0.00
No Income / No Asset	303	82,478,721	10.02	272,207.00	6.245	69.20	360	357	3	0.00	703	0.53
No Ratio	229	72,349,749	8.79	315,937.77	6.313	74.69	360	357	3	0.00	705	0.00
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Single Family Residence	1,534	470,880,245	57.18%	306,962.35	6.112%	75.21%	359	357	2	37.52%	702	20.40%
PUD	929	222,974,272	27.08	240,015.36	6.201	78.66	360	358	2	37.08	704	25.22
Condo	323	82,285,636	9.99	254,754.29	6.146	78.67	360	357	3	36.38	711	23.63
2-4 Family	133	47,384,171	5.75	356,271.96	6.415	74.77	360	357	3	38.10	699	15.06
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Owner Occupied	2,309	698,596,712	84.83%	302,553.79	6.086%	76.64%	360	357	2	37.75%	702	22.30%
Non-Owner Occupied	471	91,732,859	11.14	194,761.91	6.516	74.81	360	357	3	34.94	717	19.64
Second Home	139	33,194,753	4.03	238,811.17	6.660	77.29	360	357	3	35.34	703	15.41
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
0	695	216,181,081	26.25%	311,051.92	6.389%	76.52%	358	356	3	38.50%	703	24.89%
6	26	10,387,890	1.26	399,534.23	6.005	70.72	360	357	3	35.01	729	12.23
12	205	73,085,067	8.87	356,512.52	6.207	74.88	360	357	3	38.03	699	12.71
24	804	220,488,255	26.77	274,239.12	6.101	78.65	360	357	3	37.84	696	12.45
36	954	240,981,474	29.26	252,601.13	6.064	74.82	360	358	2	36.53	705	20.67
60	235	62,400,557	7.58	265,534.29	5.871	77.70	360	358	2	34.36	729	59.67
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%
wa Term: 22.647												

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Not a Balloon Loan	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Alterna Mortgage	13	3,803,500	0.46%	292,576.92	7.271%	79.49%	360	359	1	38.29%	710	0.00%
Avaris Capital	16	5,379,600	0.65	336,225.00	5.847	72.85	360	359	1	36.66	715	6.10
Equity Now, Inc.	20	10,261,250	1.25	513,062.50	6.488	66.38	360	357	3	39.53	686	14.45
Gateway Bank FSB	61	23,565,720	2.86	386,323.28	5.912	70.61	360	358	2	37.11	724	16.35
Heritage Plaza Mortgage, Inc.	23	5,917,750	0.72	257,293.48	6.011	72.44	360	356	4	43.43	706	12.78
Loan Center of California, Inc.	15	7,478,150	0.91	498,543.33	6.055	74.83	360	356	4	42.00	698	3.27
Mortgage Enterprise, Ltd.	10	3,613,150	0.44	361,315.00	6.971	79.74	360	356	4	43.39	701	32.40
Mylor Financial	1	398,000	0.05	398,000.00	7.300	80.00	360	358	2	49.28	659	0.00
Opteum	2,363	634,182,078	77.01	268,380.06	6.180	76.95	359	357	2	36.92	701	21.86
Pemmtek Mortgage Services	5	1,973,030	0.24	394,606.00	7.731	74.08	360	357	3	32.94	668	8.69
Provident Bank	163	61,016,875	7.41	374,336.66	5.988	76.32	360	357	3	37.77	708	23.33
Pro30 Funding	1	520,000	0.06	520,000.00	7.850	80.00	360	355	5	0.00	702	0.00
Quicken Loans	60	12,039,025	1.46	200,650.42	6.520	77.67	360	356	4	43.61	695	61.72
Quicken Loans, Inc.	1	152,000	0.02	152,000.00	6.375	80.00	360	354	6	42.60	667	100.00
Realty Mortgage Corp	60	15,420,455	1.87	257,007.58	5.557	76.24	360	355	5	37.12	722	21.94
Shearson Mortgage	6	1,999,800	0.24	333,300.00	6.209	76.07	360	356	4	40.17	704	30.54
Stearns Lending, Inc.	80	29,325,221	3.56	366,565.26	5.969	74.64	360	356	4	38.85	723	18.30
Sun West Mortgage Co.	21	6,478,720	0.79	308,510.48	6.125	78.70	360	357	3	43.57	721	16.16
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
3.751% - 4.000%	1	274,899	0.05%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707	0.00%
4.001% - 4.250%	2	506,661	0.09	253,330.50	4.162	72.97	360	355	5	38.03	688	29.68
4.251% - 4.500%	6	1,762,924	0.30	293,820.67	4.491	74.99	360	357	3	25.90	737	7.26
4.501% - 4.750%	19	5,357,000	0.91	281,947.37	4.691	76.16	360	356	4	34.85	736	24.93
4.751% - 5.000%	55	20,195,385	3.41	367,188.82	4.958	74.86	360	358	2	35.55	729	36.41
5.001% - 5.250%	116	33,933,061	5.74	292,526.39	5.214	76.34	360	358	2	35.92	724	44.81
5.251% - 5.500%	175	50,789,846	8.59	290,227.69	5.452	75.45	360	358	2	35.49	722	36.32
5.501% - 5.750%	272	82,381,113	13.93	302,871.74	5.702	76.14	360	357	3	36.82	715	27.73
5.751% - 6.000%	386	115,526,694	19.53	299,291.95	5.928	77.41	360	357	3	38.71	706	13.47
6.001% - 6.250%	311	85,864,698	14.52	276,092.28	6.202	78.40	360	358	2	37.69	697	12.47
6.251% - 6.500%	255	69,147,894	11.69	271,168.21	6.440	78.61	360	357	3	38.63	687	10.29
6.501% - 6.750%	172	42,911,460	7.25	249,485.23	6.689	79.42	360	358	2	38.14	692	12.39
6.751% - 7.000%	152	37,663,325	6.37	247,785.03	6.920	81.92	360	358	2	38.83	668	9.59
7.001% - 7.250%	67	16,473,213	2.78	245,868.85	7.194	81.61	360	358	2	37.39	693	14.05
7.251% - 7.500%	51	12,690,963	2.15	248,842.41	7.409	82.37	360	358	2	39.24	680	8.49
7.501% - 7.750%	22	5,681,675	0.96	258,257.95	7.649	87.82	360	358	2	41.40	656	7.67
7.751% - 8.000%	19	5,382,650	0.91	283,297.37	7.917	82.35	360	357	3	35.38	674	4.66
8.001% - 8.250%	10	2,052,762	0.35	205,276.20	8.181	83.61	360	358	2	36.74	683	0.00
8.251% - 8.500%	6	1,366,470	0.23	227,745.00	8.430	85.29	360	358	2	28.42	674	0.00
8.501% - 8.750%	2	707,000	0.12	353,500.00	8.662	76.85	360	358	2	47.29	649	0.00
8.751% - 9.000%	1	175,600	0.03	175,600.00	8.875	94.97	360	359	1	42.33	778	0.00
9.001% - 9.250%	1	106,200	0.02	106,200.00	9.125	95.00	360	359	1	0.00	677	0.00
9.251% - 9.500%	1	166,000	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00
9.751% - 10.000%	1	400,000	0.07	400,000.00	9.875	94.12	360	359	1	45.16	609	100.00
Total:	2,103	591,517,493	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702	18.98%

Minimum: 3.875%
Maximum: 9.875%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
4.501% - 4.750%	1	1,880,000	0.81%	1,880,000.00	4.750%	80.00%	180	177	3	36.94%	755	0.00%
4.751% - 5.000%	8	5,899,050	2.54	737,381.25	5.000	55.69	360	359	1	28.97	740	0.00
5.001% - 5.250%	8	3,802,450	1.64	475,306.25	5.231	58.63	360	359	1	31.28	730	12.52
5.251% - 5.500%	20	9,383,950	4.04	469,197.50	5.470	63.23	360	358	2	31.12	734	17.00
5.501% - 5.750%	54	18,787,937	8.10	347,924.76	5.718	71.64	360	358	2	35.40	730	51.98
5.751% - 6.000%	136	49,974,830	21.54	367,461.99	5.917	67.83	360	358	2	35.44	717	34.64
6.001% - 6.250%	124	32,632,525	14.07	263,165.52	6.217	73.86	360	358	2	36.61	709	32.70
6.251% - 6.500%	191	47,739,171	20.58	249,943.30	6.435	75.35	360	357	3	39.08	702	33.55
6.501% - 6.750%	100	23,044,932	9.93	230,449.32	6.680	77.43	360	357	3	38.36	688	26.18
6.751% - 7.000%	66	15,908,101	6.86	241,031.83	6.911	75.77	360	357	3	38.10	688	13.92
7.001% - 7.250%	39	7,560,375	3.26	193,855.77	7.178	80.64	360	358	2	35.71	684	20.22
7.251% - 7.500%	29	7,238,002	3.12	249,586.28	7.412	69.53	360	357	3	33.03	698	10.20
7.501% - 7.750%	20	4,093,414	1.76	204,670.70	7.666	82.52	360	357	3	40.39	683	5.30
7.751% - 8.000%	12	2,614,255	1.13	217,854.58	7.919	80.33	360	358	2	43.89	699	0.00
8.001% - 8.250%	3	549,291	0.24	183,097.00	8.142	71.61	360	357	3	35.42	650	13.44
8.251% - 8.500%	4	686,548	0.30	171,637.00	8.416	84.23	360	357	3	24.04	672	0.00
8.501% - 8.750%	1	212,000	0.09	212,000.00	8.625	80.00	360	357	3	0.00	638	0.00
Total:	816	232,006,831	100.00%	284,322.10	6.288%	72.42%	359	356	2	36.58%	708	28.72%

Minimum: 4.750%
Maximum: 8.625%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.001% - 1.250%	1	150,400	0.03%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659	100.00%
2.001% - 2.250%	950	243,568,966	41.18	256,388.39	6.008	77.25	360	358	2	36.43	717	29.99
2.251% - 2.500%	121	37,825,657	6.39	312,608.74	6.075	77.40	360	357	3	38.31	697	13.89
2.501% - 2.750%	115	35,262,795	5.96	306,633.00	6.198	78.01	360	357	3	36.39	696	13.24
2.751% - 3.000%	448	137,991,347	23.33	308,016.40	6.012	78.51	360	358	2	38.67	699	6.44
3.001% - 3.250%	210	52,967,807	8.95	252,227.65	6.061	76.33	360	357	3	35.72	705	8.59
3.251% - 3.500%	23	9,910,400	1.68	430,886.96	6.174	74.83	360	356	4	40.38	696	2.47
3.501% - 3.750%	41	14,747,129	2.49	359,686.07	6.253	76.72	360	357	3	36.14	700	7.46
3.751% - 4.000%	11	4,273,455	0.72	388,495.91	6.730	75.76	360	357	3	47.43	692	8.52
4.001% - 4.250%	6	2,016,000	0.34	336,000.00	6.645	80.00	360	357	3	39.50	704	19.84
4.251% - 4.500%	5	1,906,000	0.32	381,200.00	5.426	79.82	360	357	3	36.25	692	50.01
4.501% - 4.750%	3	1,194,800	0.20	398,266.67	5.671	80.76	360	357	3	47.75	648	59.93
4.751% - 5.000%	18	5,116,000	0.86	284,222.22	6.415	79.80	360	357	3	40.94	701	12.61
5.001% - 5.250%	18	6,043,067	1.02	335,725.94	6.098	82.00	360	358	2	39.67	654	23.97
5.251% - 5.500%	21	6,731,300	1.14	320,538.10	6.325	79.82	360	358	2	39.73	646	30.01
5.501% - 5.750%	22	6,112,900	1.03	277,859.09	6.512	83.00	360	357	3	41.47	659	33.51
5.751% - 6.000%	29	9,043,965	1.53	311,860.86	6.876	86.77	360	357	3	42.18	635	14.95
6.001% - 6.250%	13	3,753,250	0.63	288,711.54	6.998	86.95	360	358	2	39.07	632	33.16
6.251% - 6.500%	13	3,149,155	0.53	242,242.69	7.170	84.17	360	358	2	37.65	640	10.63
6.501% - 6.750%	20	5,146,000	0.87	257,300.00	7.039	86.70	360	357	3	40.61	630	22.46
6.751% - 7.000%	8	2,444,500	0.41	305,562.50	7.532	86.55	360	357	3	42.97	634	23.40
7.001% - 7.250%	4	1,570,000	0.27	392,500.00	8.268	88.86	360	358	2	47.04	623	69.33
7.251% - 7.500%	1	219,600	0.04	219,600.00	7.875	90.00	360	357	3	37.91	632	0.00
7.501% - 7.750%	1	207,000	0.03	207,000.00	8.750	89.95	360	359	1	49.99	636	0.00
8.251% - 8.500%	1	166,000	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00
Total:	2,103	591,517,493	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702	18.98%

Minimum: 1.250%
Maximum: 8.400%
Weighted Average: 2.923%

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.001% - 2.000%	1	150,400	0.03%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659	100.00%
2.001% - 3.000%	1,634	454,648,765	76.86	278,242.82	6.029	77.70	360	358	2	37.27	708	20.20
3.001% - 4.000%	285	81,898,791	13.85	287,364.18	6.144	76.19	360	357	3	36.72	702	7.65
4.001% - 5.000%	19	6,059,400	1.02	318,915.79	6.575	79.47	360	357	3	39.20	712	10.54
5.001% - 6.000%	24	7,708,500	1.30	321,187.50	5.663	81.26	360	357	3	40.79	666	48.08
6.001% - 7.000%	100	29,962,537	5.07	299,625.37	6.611	83.51	360	358	2	40.76	643	22.61
7.001% - 8.000%	36	9,978,600	1.69	277,183.33	7.481	87.51	360	358	2	40.92	633	24.66
8.001% - 9.000%	2	544,500	0.09	272,250.00	8.378	89.98	360	359	1	47.42	611	0.00
9.001% - 10.000%	2	566,000	0.10	283,000.00	9.736	95.84	360	358	2	45.97	601	70.67
Total:	2,103	591,517,493	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702	18.98%

Minimum: 1.250%
Maximum: 9.875%
Weighted Average: 2.990%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
9.001% - 10.000%	25	9,762,884	1.65%	390,515.36	4.926%	74.45%	360	358	2	35.42%	748	65.60%
10.001% - 11.000%	448	125,871,040	21.28	280,962.14	5.588	76.60	360	357	3	36.80	715	26.94
11.001% - 12.000%	985	274,382,700	46.39	278,561.12	5.973	77.39	360	357	3	37.16	708	18.65
12.001% - 13.000%	535	150,852,623	25.50	281,967.52	6.578	79.51	360	357	3	38.88	683	11.72
13.001% - 14.000%	93	24,944,888	4.22	268,224.60	7.546	84.28	360	358	2	38.71	672	9.59
14.001% - 15.000%	8	2,348,400	0.40	293,550.00	7.899	82.88	360	358	2	45.98	645	12.09
15.001% - 16.000%	3	672,200	0.11	224,066.67	9.639	95.71	360	358	2	45.97	613	59.51
16.001% - 17.000%	1	676,000	0.11	676,000.00	4.875	80.00	360	355	5	0.00	659	0.00
17.001% - 18.000%	2	1,269,250	0.21	634,625.00	5.804	76.05	360	355	5	0.00	705	0.00
18.001% - 19.000%	3	737,508	0.12	245,836.00	6.537	75.56	360	356	4	45.52	672	0.00
Total:	2,103	591,517,493	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702	18.98%

Minimum: 9.750%
Maximum: 18.625%
Weighted Average: 11.730%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
IO's

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
2005-10-01	20	7,180,801	1.21%	359,040.05	5.181%	77.99%	360	355	5	31.82%	713	1.78%
2005-11-01	22	6,636,576	1.12	301,662.55	5.688	74.10	360	356	4	39.39	711	8.35
2005-12-01	32	10,479,325	1.77	327,478.91	6.029	79.02	360	357	3	36.01	713	6.53
2006-01-01	13	5,245,733	0.89	403,517.92	5.867	66.23	360	358	2	31.91	706	8.54
2006-02-01	1	447,200	0.08	447,200.00	5.250	80.00	360	359	1	31.31	733	0.00
2006-03-01	2	337,600	0.06	168,800.00	4.458	80.00	360	354	6	25.57	715	44.55
2007-04-01	31	8,974,425	1.52	289,497.58	6.146	78.62	360	355	5	40.20	690	22.05
2007-05-01	68	19,006,009	3.21	279,500.13	6.277	77.30	360	356	4	41.04	684	14.37
2007-06-01	263	74,550,043	12.60	283,460.24	6.158	78.63	360	357	3	38.36	686	10.58
2007-07-01	274	77,180,341	13.05	281,680.08	6.180	80.10	360	358	2	39.17	685	11.55
2007-08-01	171	50,510,139	8.54	295,380.93	6.192	80.68	360	359	1	39.00	689	7.92
2008-04-01	12	3,072,007	0.52	256,000.58	5.921	77.25	360	355	5	39.93	735	24.09
2008-05-01	37	12,564,850	2.12	339,590.54	6.097	76.06	360	356	4	39.13	712	18.72
2008-06-01	52	17,930,205	3.03	344,811.63	6.184	76.36	360	357	3	39.69	702	19.21
2008-07-01	37	9,073,356	1.53	245,225.84	6.001	78.63	360	358	2	38.44	694	25.82
2008-08-01	17	3,885,204	0.66	228,541.41	5.981	78.52	360	359	1	34.46	705	43.18
2010-03-01	2	511,600	0.09	255,800.00	5.936	78.71	360	354	6	42.60	695	29.71
2010-04-01	27	5,964,671	1.01	220,913.74	6.063	77.50	360	355	5	40.96	720	28.31
2010-05-01	95	29,616,777	5.01	311,755.55	6.202	77.21	360	356	4	37.07	704	15.40
2010-06-01	346	94,827,088	16.03	274,066.73	6.068	77.01	360	357	3	37.25	713	22.56
2010-06-30	1	449,000	0.08	449,000.00	5.875	68.57	360	358	2	39.39	683	0.00
2010-07-01	280	69,627,678	11.77	248,670.28	6.161	78.25	360	358	2	35.97	709	17.70
2010-08-01	202	48,776,301	8.25	241,466.84	6.221	78.54	360	359	1	36.88	706	26.95
2012-05-01	4	1,285,800	0.22	321,450.00	5.671	68.94	360	356	4	35.33	720	63.77
2012-06-01	31	10,954,400	1.85	353,367.74	5.637	75.07	360	357	3	34.17	734	46.57
2012-07-01	13	6,080,706	1.03	467,746.62	6.092	72.10	360	358	2	36.40	735	34.59
2012-08-01	16	4,872,200	0.82	304,512.50	5.618	81.09	360	359	1	36.29	724	62.85
2015-06-01	22	7,770,158	1.31	353,189.00	5.687	75.07	360	357	3	28.97	760	91.39
2015-07-01	10	3,169,800	0.54	316,980.00	5.676	73.87	360	358	2	31.48	743	70.03
2015-08-01	2	537,500	0.09	268,750.00	5.413	68.69	360	359	1	23.04	737	100.00
Total:	2,103	591,517,493	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702	18.98%

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20090127

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4

IO's

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.000%	83	27,242,585	4.61%	328,223.92	5.735%	76.06%	360	357	3	34.41%	714	6.69%
1.500%	3	882,500	0.15	294,166.67	6.321	76.07	360	357	3	33.93	651	32.63
2.000%	48	16,135,259	2.73	336,151.23	5.979	77.47	360	357	3	39.72	712	34.98
3.000%	888	252,509,500	42.69	284,357.55	6.181	79.26	360	358	2	38.92	687	11.16
5.000%	885	226,016,694	38.21	255,386.09	6.162	78.08	360	358	2	36.75	707	21.68
6.000%	196	68,730,955	11.62	350,668.14	5.814	74.43	360	357	3	35.79	733	39.75
Total:	2,103	591,517,493	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702	18.98%

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.991%

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
1.000%	2,102	590,997,493	99.91%	281,159.61	6.104%	78.04%	360	357	3	37.58%	702	18.99%
2.000%	1	520,000	0.09	520,000.00	7.850	80.00	360	355	5	0.00	702	0.00
Total:	2,103	591,517,493	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702	18.98%

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

Interest Only	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO	Full Doc %
Interest Only	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%
Total:	2,919	823,524,324	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704	21.72%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4

FICO & Documentation

FICO Score	Full (2yr W2)	Stated Doc	Limited Doc	No Doc	Other (Full 1yr W2)	WAC	Avg Prin Bal	Curr LTV
500 - 549	0.01%	0.06%	0.00%	0.00%	0.00%	8.475%	238,988.93	79.82
550 - 599	0.49%	1.01%	0.00%	0.00%	0.00%	6.882%	240,106.78	79.12
600 - 649	3.15%	9.35%	0.00%	1.95%	0.52%	6.554%	253,531.92	76.63
650 - 699	5.15%	21.97%	0.00%	4.17%	3.18%	6.294%	264,537.96	76.21
700 - 749	6.26%	16.41%	0.00%	3.78%	2.71%	6.047%	275,349.52	75.35
750 - 799	6.20%	8.58%	0.00%	2.18%	1.54%	5.952%	282,001.81	73.28
800 - 849	0.43%	0.62%	0.00%	0.20%	0.07%	5.957%	247,713.35	72.02
Total:	21.69%	58.00%	0.00%	12.28%	8.03%	6.204%	268,269.84	75.47

LTV & FICO

LTV	FICO < 450	451 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	851+	Avg Prin Bal	WAC	Gross Margin	Limited Doc	Stated Doc
10.01 - 20.00	0.00%	0.00%	0.00%	0.00%	0.12%	0.01%	0.02%	0.04%	0.01%	0.00%	218,014	6.819%	2.726%	0.00%	0.10%
20.01 - 30.00	0.00%	0.00%	0.00%	0.00%	0.06%	0.05%	0.15%	0.13%	0.03%	0.00%	160,594	5.695%	2.673%	0.00%	0.08%
30.01 - 40.00	0.00%	0.00%	0.00%	0.02%	0.13%	0.29%	0.57%	0.20%	0.03%	0.00%	252,532	5.802%	2.820%	0.00%	0.64%
40.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.22%	0.97%	0.61%	0.96%	0.09%	0.00%	259,315	5.867%	2.407%	0.00%	1.08%
50.01 - 60.00	0.00%	0.00%	0.00%	0.11%	0.91%	1.75%	1.74%	1.51%	0.07%	0.00%	323,504	5.888%	2.900%	0.00%	2.16%
60.01 - 70.00	0.00%	0.00%	0.01%	0.20%	1.79%	3.88%	3.84%	2.30%	0.13%	0.00%	295,361	6.038%	2.948%	0.00%	5.86%
70.01 - 80.00	0.00%	0.00%	0.02%	0.46%	8.94%	24.51%	19.75%	11.99%	0.74%	0.00%	267,395	6.184%	2.837%	0.00%	42.14%
80.01 - 90.00	0.00%	0.00%	0.03%	0.74%	2.85%	2.37%	1.31%	0.49%	0.06%	0.00%	252,879	6.802%	5.210%	0.00%	5.05%
90.01 - 100.00	0.00%	0.00%	0.00%	0.09%	0.45%	0.74%	0.95%	0.49%	0.06%	0.00%	199,420	6.961%	3.652%	0.00%	0.90%
Total:	0.00%	0.00%	0.07%	1.62%	15.47%	34.58%	28.95%	18.10%	1.22%	0.00%	268,270	6.204%	3.098%	0.00%	58.00%

Prin Balance & FICO

Prin Balance	FICO < 450	451 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	851+	Curr LTV	WAC	Gross Margin	Limited Doc	Stated Doc
<= 50,000.00	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	58.99	7.128%	2.250%	0.00%	0.04%
50,000.01 - 100,000.00	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	72.10	6.613%	3.075%	0.00%	1.14%
100,000.01 - 150,000.00	0%	0%	0%	0%	1%	3%	3%	2%	0%	0%	76.59	6.486%	2.843%	0.00%	4.59%
150,000.01 - 200,000.00	0%	0%	0%	0%	2%	4%	3%	2%	0%	0%	76.64	6.370%	3.075%	0.00%	5.50%
200,000.01 - 250,000.00	0%	0%	0%	0%	2%	4%	3%	2%	0%	0%	75.86	6.212%	3.126%	0.00%	5.75%
250,000.01 - 300,000.00	0%	0%	0%	0%	2%	4%	3%	2%	0%	0%	76.07	6.192%	3.323%	0.00%	7.39%
300,000.01 - 350,000.00	0%	0%	0%	0%	2%	3%	3%	1%	0%	0%	76.91	6.129%	3.307%	0.00%	6.56%
350,000.01 - 400,000.00	0%	0%	0%	0%	2%	4%	2%	1%	0%	0%	76.81	6.216%	3.262%	0.00%	6.13%
400,000.01 - 450,000.00	0%	0%	0%	0%	2%	3%	3%	1%	0%	0%	77.22	6.068%	3.105%	0.00%	5.11%
450,000.01 - 500,000.00	0%	0%	0%	0%	1%	3%	2%	2%	0%	0%	76.69	6.147%	3.131%	0.00%	4.22%
500,000.01 - 550,000.00	0%	0%	0%	0%	0%	2%	1%	1%	0%	0%	76.86	6.034%	2.844%	0.00%	2.30%
550,000.01 - 600,000.00	0%	0%	0%	0%	0%	1%	1%	1%	0%	0%	76.09	6.067%	2.821%	0.00%	1.55%
600,000.01 - 650,000.00	0%	0%	0%	0%	0%	2%	2%	1%	0%	0%	73.45	6.142%	2.690%	0.00%	3.08%
650,000.01 - 700,000.00	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73.71	5.887%	3.179%	0.00%	0.63%
700,000.01 - 750,000.00	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	72.31	5.954%	3.037%	0.00%	0.95%
750,000.01 - 800,000.00	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	65.96	6.043%	2.566%	0.00%	0.22%
800,000.01 - 850,000.00	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	69.76	5.903%	3.058%	0.00%	0.38%
850,000.01 - 900,000.00	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73.77	6.083%	2.625%	0.00%	0.49%
900,000.01 - 950,000.00	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	74.94	6.075%	2.942%	0.00%	0.35%
950,000.01 - 1,000,000.00	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	65.79	6.503%	2.875%	0.00%	0.55%
1,000,000.01 >=	0%	0%	0%	0%	0%	1%	1%	1%	0%	0%	57.24	5.820%	2.814%	0.00%	1.09%
Total:	0%	0%	0%	2%	15%	35%	29%	18%	1%	0%	75.47	6.204%	3.098%	0.00%	58.00%

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO < 450	451 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	851+	Curr LTV	WAC	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
0	0%	0%	0%	1%	5%	9%	8%	5%	0%	0%	76.09	6.439%	3.581%	283,681	0.00%	16.39%
6	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	68.66	5.952%	2.533%	364,661	0.00%	0.59%
12	0%	0%	0%	0%	1%	4%	3%	1%	0%	0%	73.36	6.248%	2.935%	334,905	0.00%	5.14%
24	0%	0%	0%	0%	4%	9%	6%	3%	0%	0%	78.26	6.153%	3.166%	261,418	0.00%	16.28%
36	0%	0%	0%	0%	4%	10%	9%	6%	0%	0%	73.38	6.083%	2.653%	244,888	0.00%	17.28%
60	0%	0%	0%	0%	1%	2%	2%	2%	0%	0%	76.74	5.899%	2.382%	256,420	0.00%	2.33%
Total:	0%	0%	0%	2%	15%	35%	29%	18%	1%	0%	75.47	6.204%	3.098%	268,270	0.00%	58.00%

Mortg Rates & FICO

Mortg Rates	FICO < 450	451 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	851+	Curr LTV	WAC	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
3.501 - 4.000	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80.00	3.875%	3.000%	274,899	0.00%	0.03%
4.001 - 4.500	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	74.54	4.418%	2.767%	283,698	0.00%	0.14%
4.501 - 5.000	0%	0%	0%	0%	0%	1%	2%	1%	0%	0%	71.18	4.914%	2.698%	400,355	0.00%	1.87%
5.001 - 5.500	0%	0%	0%	0%	1%	3%	3%	3%	0%	0%	71.94	5.372%	2.637%	306,016	0.00%	5.08%
5.501 - 6.000	0%	0%	0%	0%	3%	10%	11%	7%	0%	0%	72.82	5.846%	2.719%	301,234	0.00%	17.60%
6.001 - 6.500	0%	0%	0%	1%	5%	11%	8%	4%	0%	0%	76.32	6.318%	3.083%	258,699	0.00%	18.19%
6.501 - 7.000	0%	0%	0%	0%	4%	6%	3%	2%	0%	0%	78.99	6.791%	3.675%	233,985	0.00%	9.40%
7.001 - 7.500	0%	0%	0%	0%	1%	2%	1%	1%	0%	0%	80.19	7.292%	3.883%	213,040	0.00%	3.27%
7.501 - 8.000	0%	0%	0%	0%	1%	1%	1%	0%	0%	0%	83.90	7.769%	4.841%	210,801	0.00%	1.64%
8.001 - 8.500	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	83.03	8.282%	4.670%	183,505	0.00%	0.53%
8.501 - 9.000	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	83.39	8.755%	5.871%	214,287	0.00%	0.22%
9.001 - 9.500	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	98.05	9.293%	6.391%	136,100	0.00%	0.02%
9.501 - 10.000	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	90.39	9.906%	7.250%	266,982	0.00%	0.01%
11.501 - 12.000	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15.78	12.000%	0.000%	26,033	0.00%	0.00%
Total:	0%	0%	0%	2%	15%	35%	29%	18%	1%	0%	75.47	6.204%	3.098%	268,270	0.00%	58.00%

Mortg Rates & LTV

Mortg Rates	< 40	40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	100+	wa FICO	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
3.501 - 4.000	0%	0%	0%	0%	0%	0%	0%	0%	707	3.000%	274,899	0.00%	0.03%
4.001 - 4.500	0%	0%	0%	0%	0%	0%	0%	0%	726	2.767%	283,698	0.00%	0.14%
4.501 - 5.000	0%	0%	0%	1%	2%	0%	0%	0%	733	2.698%	400,355	0.00%	1.87%
5.001 - 5.500	0%	1%	1%	2%	7%	0%	0%	0%	726	2.637%	306,016	0.00%	5.08%
5.501 - 6.000	1%	1%	3%	5%	21%	1%	0%	0%	711	2.719%	301,234	0.00%	17.60%
6.001 - 6.500	0%	0%	1%	3%	21%	2%	1%	0%	695	3.083%	258,699	0.00%	18.19%
6.501 - 7.000	0%	0%	0%	2%	10%	3%	1%	0%	681	3.675%	233,985	0.00%	9.40%
7.001 - 7.500	0%	0%	0%	0%	3%	1%	1%	0%	683	3.883%	213,040	0.00%	3.27%
7.501 - 8.000	0%	0%	0%	0%	1%	1%	0%	0%	670	4.841%	210,801	0.00%	1.64%
8.001 - 8.500	0%	0%	0%	0%	0%	0%	0%	0%	656	4.670%	183,505	0.00%	0.53%
8.501 - 9.000	0%	0%	0%	0%	0%	0%	0%	0%	649	5.871%	214,287	0.00%	0.22%
9.001 - 9.500	0%	0%	0%	0%	0%	0%	0%	0%	618	6.391%	136,100	0.00%	0.02%
9.501 - 10.000	0%	0%	0%	0%	0%	0%	0%	0%	621	7.250%	266,982	0.00%	0.01%
11.501 - 12.000	0%	0%	0%	0%	0%	0%	0%	0%	631	0.000%	26,033	0.00%	0.00%
Total:	2%	3%	6%	12%	66%	8%	3%	0%	701	3.098%	268,270	0.00%	58.00%

AGGREGATE
PCT

Original LTV	FICO <551	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
<=50.00	0.00%	0.00%	0.02%	0.06%	0.46%	0.62%	0.66%	0.61%	0.52%	0.67%	0.50%	0.15%	0.00%	4.27%
50.01-55.00	0.00%	0.00%	0.08%	0.08%	0.24%	0.23%	0.32%	0.32%	0.21%	0.35%	0.54%	0.06%	0.00%	2.43%
55.01-60.00	0.00%	0.00%	0.03%	0.14%	0.45%	0.43%	0.54%	0.53%	0.33%	0.32%	0.16%	0.01%	0.00%	2.95%
60.01-65.00	0.00%	0.00%	0.07%	0.08%	0.84%	0.53%	1.09%	1.06%	0.65%	0.70%	0.37%	0.05%	0.00%	5.46%
65.01-70.00	0.00%	0.04%	0.09%	0.11%	0.48%	0.56%	0.60%	0.96%	0.48%	0.60%	0.35%	0.04%	0.00%	4.30%
70.01-75.00	0.01%	0.02%	0.10%	0.25%	0.42%	0.55%	0.84%	1.06%	0.59%	0.53%	0.28%	0.09%	0.00%	4.75%
75.01-80.00	0.02%	0.00%	0.30%	0.80%	1.92%	2.86%	3.37%	3.07%	2.68%	2.15%	1.49%	0.17%	0.00%	18.85%
80.01-85.00	0.03%	0.04%	0.23%	0.44%	0.60%	0.48%	0.67%	0.31%	0.11%	0.17%	0.03%	0.10%	0.00%	3.22%
85.01-90.00	0.00%	0.00%	0.46%	1.10%	1.82%	2.34%	2.30%	1.62%	1.48%	1.17%	0.94%	0.14%	0.00%	13.39%
90.01-95.00	0.00%	0.00%	0.08%	0.41%	1.58%	2.19%	2.86%	1.70%	1.78%	1.11%	0.91%	0.20%	0.00%	12.80%
95.01-100.00	0.00%	0.00%	0.04%	0.47%	2.69%	4.76%	5.77%	4.70%	4.19%	3.27%	1.49%	0.21%	0.00%	27.59%
Total:	0.07%	0.10%	1.51%	3.94%	11.53%	15.56%	19.02%	15.94%	13.01%	11.04%	7.07%	1.22%	0.00%	100.00%

SILENT SECONDS

	FICO <551	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
<=50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.04%	0.07%	0.13%	0.03%	0.00%	0.00%	0.28%
50.01-55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%	0.03%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
60.01-65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.14%	0.00%	0.05%	0.00%	0.00%	0.25%
65.01-70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.03%	0.00%	0.00%	0.00%	0.00%	0.05%
70.01-75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.08%	0.03%	0.08%	0.00%	0.00%	0.28%
75.01-80.00	0.00%	0.00%	0.00%	0.00%	0.03%	0.16%	0.12%	0.22%	0.11%	0.06%	0.06%	0.03%	0.00%	0.79%
80.01-85.00	0.00%	0.00%	0.00%	0.00%	0.23%	0.13%	0.37%	0.16%	0.06%	0.17%	0.03%	0.06%	0.00%	1.20%
85.01-90.00	0.00%	0.00%	0.00%	0.08%	0.84%	1.35%	1.55%	0.93%	1.12%	0.87%	0.82%	0.12%	0.00%	7.68%
90.01-95.00	0.00%	0.00%	0.00%	0.19%	1.35%	1.92%	2.52%	1.30%	1.57%	0.93%	0.75%	0.13%	0.00%	10.65%
95.01-100.00	0.00%	0.00%	0.03%	0.47%	2.69%	4.73%	5.67%	4.51%	4.03%	3.23%	1.38%	0.21%	0.00%	26.96%
Total:	0.00%	0.00%	0.03%	0.74%	5.14%	8.30%	10.23%	7.33%	7.21%	5.41%	3.23%	0.55%	0.00%	48.17%

AGGREGATE w SISA,NINA, NO RATIO

	FICO <551	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
<=50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.09%	0.15%	0.21%	0.07%	0.00%	0.00%	0.54%
50.01-55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
60.01-65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.00%	0.00%	0.10%	0.00%	0.00%	0.22%
65.01-70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
70.01-75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.08%	0.00%	0.17%	0.00%	0.00%	0.31%
75.01-80.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.28%	0.25%	0.00%	0.03%	0.00%	0.00%	0.00%	0.00%	0.56%
80.01-85.00	0.00%	0.00%	0.00%	0.00%	0.22%	0.18%	0.24%	0.34%	0.13%	0.12%	0.00%	0.00%	0.00%	1.22%
85.01-90.00	0.00%	0.00%	0.00%	0.03%	0.71%	1.19%	0.86%	0.58%	0.41%	0.47%	0.63%	0.05%	0.00%	4.94%
90.01-95.00	0.00%	0.00%	0.00%	0.04%	1.37%	1.43%	1.72%	1.13%	0.55%	0.41%	0.36%	0.03%	0.00%	7.04%
95.01-100.00	0.00%	0.00%	0.00%	0.07%	0.53%	2.51%	4.14%	2.81%	2.46%	1.72%	0.36%	0.08%	0.00%	14.69%
	0.00%	0.00%	0.00%	0.15%	2.83%	5.61%	7.21%	5.13%	3.80%	2.94%	1.70%	0.16%	0.00%	29.51%

OPMAC05-4 - OLTV

AGGREGATE

PCT

Original LTV	FICO <551	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
<=50.00	0.00%	0.00%	0.02%	0.06%	0.46%	0.64%	0.66%	0.62%	0.73%	0.75%	0.58%	0.15%	0.00%	4.68%
50.01-55.00	0.00%	0.00%	0.08%	0.08%	0.24%	0.23%	0.34%	0.40%	0.21%	0.35%	0.66%	0.06%	0.00%	2.65%
55.01-60.00	0.00%	0.00%	0.03%	0.14%	0.45%	0.49%	0.65%	0.72%	0.39%	0.32%	0.16%	0.01%	0.00%	3.37%
60.01-65.00	0.00%	0.00%	0.07%	0.08%	0.84%	0.55%	1.11%	1.10%	0.64%	0.79%	0.35%	0.08%	0.00%	5.62%
65.01-70.00	0.00%	0.04%	0.09%	0.11%	0.76%	1.18%	1.08%	1.35%	0.77%	0.73%	0.44%	0.05%	0.00%	6.59%
70.01-75.00	0.01%	0.02%	0.10%	0.26%	0.61%	0.93%	1.23%	1.24%	0.81%	0.69%	0.45%	0.20%	0.00%	6.54%
75.01-80.00	0.02%	0.00%	0.33%	1.51%	6.56%	9.91%	12.48%	9.00%	8.71%	6.83%	4.03%	0.54%	0.00%	59.92%
80.01-85.00	0.03%	0.04%	0.23%	0.44%	0.38%	0.35%	0.28%	0.17%	0.00%	0.05%	0.00%	0.04%	0.00%	2.02%
85.01-90.00	0.00%	0.00%	0.46%	1.04%	0.99%	0.99%	0.75%	0.75%	0.39%	0.30%	0.14%	0.02%	0.00%	5.83%
90.01-95.00	0.00%	0.00%	0.08%	0.22%	0.23%	0.27%	0.34%	0.40%	0.21%	0.18%	0.16%	0.06%	0.00%	2.16%
95.01-100.00	0.00%	0.00%	0.02%	0.00%	0.00%	0.03%	0.10%	0.19%	0.15%	0.04%	0.10%	0.00%	0.00%	0.63%
Total:	**0.07%**	**0.10%**	**1.51%**	**3.94%**	**11.53%**	**15.56%**	**19.02%**	**15.94%**	**13.01%**	**11.04%**	**7.07%**	**1.22%**	**0.00%**	**100.00%**

SILENT SECONDS

	FICO <551	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
<=50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.06%	0.28%	0.22%	0.11%	0.00%	0.00%	0.69%
50.01-55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.08%	0.00%	0.00%	0.14%	0.00%	0.00%	0.25%
55.01-60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.11%	0.19%	0.06%	0.00%	0.00%	0.00%	0.00%	0.42%
60.01-65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.02%	0.09%	0.13%	0.09%	0.03%	0.03%	0.00%	0.41%
65.01-70.00	0.00%	0.00%	0.00%	0.00%	0.28%	0.61%	0.48%	0.41%	0.32%	0.13%	0.09%	0.01%	0.00%	2.34%
70.01-75.00	0.00%	0.00%	0.00%	0.01%	0.18%	0.38%	0.40%	0.27%	0.30%	0.19%	0.25%	0.11%	0.00%	2.08%
75.01-80.00	0.00%	0.00%	0.03%	0.71%	4.68%	7.20%	9.21%	6.15%	6.09%	4.74%	2.59%	0.40%	0.00%	41.80%
80.01-85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.00%	0.05%	0.00%	0.00%	0.00%	0.08%
85.01-90.00	0.00%	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.06%	0.03%	0.00%	0.02%	0.00%	0.00%	0.12%
90.01-95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
95.01-100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total:	**0.00%**	**0.00%**	**0.03%**	**0.74%**	**5.14%**	**8.30%**	**10.23%**	**7.33%**	**7.21%**	**5.41%**	**3.23%**	**0.55%**	**0.00%**	**48.17%**

AGGREGATE w SISA,NINA, NO RATIO

	FICO <551	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
<=50.00	0.00%	0.00%	0.02%	0.06%	0.30%	0.46%	0.54%	0.50%	0.43%	0.50%	0.38%	0.02%	0.00%	3.22%
50.01-55.00	0.00%	0.00%	0.03%	0.02%	0.20%	0.16%	0.17%	0.29%	0.10%	0.25%	0.27%	0.06%	0.00%	1.55%
55.01-60.00	0.00%	0.00%	0.01%	0.12%	0.28%	0.33%	0.53%	0.45%	0.13%	0.09%	0.13%	0.01%	0.00%	2.08%
60.01-65.00	0.00%	0.00%	0.04%	0.08%	0.69%	0.24%	0.75%	0.83%	0.43%	0.51%	0.25%	0.03%	0.00%	3.86%
65.01-70.00	0.00%	0.04%	0.03%	0.09%	0.56%	0.56%	0.42%	0.53%	0.20%	0.31%	0.17%	0.01%	0.00%	2.92%
70.01-75.00	0.00%	0.02%	0.09%	0.14%	0.18%	0.46%	0.43%	0.52%	0.17%	0.19%	0.06%	0.06%	0.00%	2.33%
75.01-80.00	0.02%	0.00%	0.18%	0.60%	2.21%	3.55%	4.68%	3.26%	2.42%	1.77%	0.77%	0.07%	0.00%	19.53%
80.01-85.00	0.03%	0.04%	0.20%	0.21%	0.27%	0.17%	0.19%	0.06%	0.00%	0.00%	0.00%	0.02%	0.00%	1.21%
85.01-90.00	0.00%	0.00%	0.35%	0.85%	0.71%	0.82%	0.42%	0.49%	0.21%	0.20%	0.08%	0.02%	0.00%	4.17%
90.01-95.00	0.00%	0.00%	0.01%	0.12%	0.14%	0.24%	0.25%	0.14%	0.09%	0.07%	0.06%	0.02%	0.00%	1.13%
95.01-100.00	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%
Total:	**0.06%**	**0.10%**	**0.97%**	**2.30%**	**5.55%**	**7.01%**	**8.38%**	**7.09%**	**4.19%**	**3.90%**	**2.16%**	**0.33%**	**0.00%**	**42.04%**

OPMAC05_4
Arm

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	1,871	$395,474,967.77	59.67%	211,370.91	6.219%	78.78%	360	357	3	37.81%	695
Non-Conforming	531	267,286,421.44	40.33	503,364.26	6.077	77.44	360	357	3	37.83	702
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

AVG UPB: $275,920.64
MIN UPB: $40,000.00
MAX UPB: $1,765,750.00
GROSS WAC: 6.1622075066%
MIN RATE: 3.875%
MAX RATE: 9.875%
MIN ORIG LTV: 16.42%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 360
MAX ORIG TERM: 360
MIN WAM: 350
MAX WAM: 359
% SF/PUD: 81.20%
% FULL/ALT: 18.44%
% CASHOUT: 25.77%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 12.62%
WA LTV: 78.24%
% FICO > 679: 62.78%
% NO FICO: 0.00%
WA FICO: 698
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 70.59%
CALIFORNIA %: 51.28%
NORTH CA. %: 13.18%
SOUTH CA. %: 38.10%
ARM%: 100.00%
FIXED%: 0.00%
IO%: 89.25%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	34	$11,477,458.00	1.73%	337,572.29	5.671%	74.44%	360	357	3	29.38%	754
2/6 MONTH LIBOR	197	46,259,160.45	6.98	234,818.07	6.805	82.23	360	358	2	40.56	648
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350.00	0.37	303,418.75	6.479	80.09	360	356	4	41.83	706
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676.00	5.42	309,867.90	6.465	80.62	360	357	3	41.02	656
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931.00	28.95	280,891.55	6.126	79.24	360	358	2	38.60	692
3/6 MONTH LIBOR	30	7,342,679.17	1.11	244,755.97	6.639	77.49	360	357	3	40.89	673
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667.00	0.05	300,667.00	5.875	80.00	360	355	5	36.84	741
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650.00	1.10	363,732.50	6.319	78.30	360	357	3	39.78	684
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954.00	1.01	305,361.55	6.382	78.67	360	357	3	36.38	681
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351.00	4.86	287,788.85	5.980	76.27	360	357	3	39.10	716
5/6 MONTH LIBOR	58	13,659,992.32	2.06	235,517.11	6.269	74.03	360	357	3	37.20	705
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650.00	0.09	292,325.00	5.991	81.71	360	356	4	35.46	664
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175.00	6.60	370,781.14	6.079	77.86	360	357	3	37.20	707
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290.00	31.00	246,622.20	6.152	77.63	360	358	2	36.84	710
6 MONTH LIBOR	6	1,859,149.62	0.28	309,858.27	6.013	78.83	360	356	4	41.29	695
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261.00	0.47	313,026.10	5.552	71.16	360	356	4	41.52	706
6 MONTH LIBOR -120 MONTH IO	80	27,196,974.00	4.10	339,962.18	5.713	76.02	360	356	4	33.54	712
7/6 MONTH LIBOR	8	2,122,914.66	0.32	265,364.33	5.810	75.28	360	358	2	30.88	754
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150.00	0.87	362,009.38	5.699	74.34	360	357	3	35.39	724
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956.00	2.63	362,519.92	5.773	75.51	360	358	2	35.08	734
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

Original Balance	COUNT	OPB	%	AVG OPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	4	$177,549.00	0.03%	44,387.25	7.071%	75.28%	360	358	2	37.47%	709
$50,000.01 - $100,000.00	131	11,447,724.00	1.73	87,387.21	6.491	74.70	360	358	2	34.74	697
$100,000.01 - $150,000.00	410	52,692,818.00	7.95	128,519.07	6.402	79.50	360	358	2	36.30	703
$150,000.01 - $200,000.00	396	69,141,143.00	10.43	174,598.85	6.322	79.63	360	358	2	36.56	699
$200,000.01 - $250,000.00	325	73,514,266.00	11.09	226,197.74	6.139	78.66	360	357	3	38.06	695
$250,000.01 - $300,000.00	295	81,262,707.00	12.25	275,466.80	6.116	78.48	360	357	3	38.71	693
$300,000.01 - $350,000.00	228	74,142,023.00	11.18	325,184.31	6.102	79.26	360	357	3	38.46	691
$350,000.01 - $400,000.00	175	65,908,972.00	9.94	376,622.70	6.150	77.81	360	357	3	37.58	692
$400,000.01 - $450,000.00	135	57,405,454.00	8.66	425,225.59	6.052	79.70	360	358	2	40.36	697
$450,000.01 - $500,000.00	114	54,094,867.00	8.16	474,516.38	6.145	78.67	360	357	3	37.49	702
$500,000.01 - $550,000.00	49	25,653,994.00	3.87	523,550.90	6.009	78.13	360	357	3	37.23	707
$550,000.01 - $600,000.00	34	19,527,586.00	2.94	574,340.76	6.061	79.19	360	358	2	39.83	706
$600,000.01 - $650,000.00	55	34,955,660.00	5.27	635,557.45	6.212	76.01	360	357	3	35.37	705
$650,000.01 - $700,000.00	11	7,412,150.00	1.12	673,831.82	5.881	73.00	360	357	3	41.51	686
$700,000.01 - $750,000.00	15	10,954,900.00	1.65	730,326.67	5.974	75.90	360	357	3	35.42	736
$750,000.01 - $800,000.00	4	3,071,350.00	0.46	767,837.50	6.253	80.00	360	358	2	38.24	718
$800,000.01 - $850,000.00	4	3,346,250.00	0.50	836,562.50	5.780	72.73	360	357	3	32.42	724
$850,000.01 - $900,000.00	5	4,358,500.00	0.66	871,700.00	6.049	79.01	360	358	2	41.58	700
$900,000.01 - $950,000.00	4	3,729,500.00	0.56	932,375.00	6.343	78.74	360	357	3	39.80	663
$950,000.01 - $1,000,000.00	1	1,000,000.00	0.15	1,000,000.00	6.500	77.47	360	357	3	44.55	683
$1,000,000.01 >=	7	9,368,750.00	1.41	1,338,392.86	6.098	58.17	360	357	3	35.63	708
Total:	2,402	$663,166,163.00	100.00%	276,089.16	6.162%	78.24%	360	357	3	37.82%	698

Minimum: $40,000.00
Maximum: $1,765,750.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	4	$177,170.99	0.03%	44,292.75	7.070%	75.27%	360	358	2	37.47%	709
$50,000.01 - $100,000.00	131	11,434,866.44	1.73	87,289.06	6.490	74.69	360	358	2	34.74	697
$100,000.01 - $150,000.00	410	52,655,967.57	7.94	128,429.19	6.402	79.50	360	358	2	36.30	703
$150,000.01 - $200,000.00	396	69,073,578.13	10.42	174,428.23	6.321	79.63	360	358	2	36.56	699
$200,000.01 - $250,000.00	325	73,463,061.38	11.08	226,040.19	6.138	78.66	360	357	3	38.05	695
$250,000.01 - $300,000.00	296	81,500,786.52	12.30	275,340.49	6.115	78.52	360	357	3	38.75	693
$300,000.01 - $350,000.00	227	73,787,933.75	11.13	325,056.98	6.102	79.21	360	357	3	38.41	691
$350,000.01 - $400,000.00	175	65,861,535.26	9.94	376,351.63	6.150	77.81	360	357	3	37.58	692
$400,000.01 - $450,000.00	135	57,391,913.12	8.66	425,125.28	6.052	79.70	360	358	2	40.36	697
$450,000.01 - $500,000.00	115	54,574,494.15	8.23	474,560.82	6.144	78.69	360	357	3	37.50	702
$500,000.01 - $550,000.00	48	25,135,089.23	3.79	523,647.69	6.009	78.10	360	357	3	37.19	708
$550,000.01 - $600,000.00	34	19,523,341.54	2.95	574,215.93	6.061	79.19	360	358	2	39.83	706
$600,000.01 - $650,000.00	55	34,950,345.27	5.27	635,460.82	6.212	76.01	360	357	3	35.37	705
$650,000.01 - $700,000.00	11	7,412,150.00	1.12	673,831.82	5.881	73.00	360	357	3	41.51	686
$700,000.01 - $750,000.00	15	10,944,805.87	1.65	729,653.72	5.975	75.90	360	357	3	35.42	736
$750,000.01 - $800,000.00	4	3,071,350.00	0.46	767,837.50	6.253	80.00	360	358	2	38.24	718
$800,000.01 - $850,000.00	4	3,346,250.00	0.50	836,562.50	5.780	72.73	360	357	3	32.42	724
$850,000.01 - $900,000.00	5	4,358,500.00	0.66	871,700.00	6.049	79.01	360	358	2	41.58	700
$900,000.01 - $950,000.00	4	3,729,500.00	0.56	932,375.00	6.343	78.74	360	357	3	39.80	663
$950,000.01 - $1,000,000.00	1	1,000,000.00	0.15	1,000,000.00	6.500	77.47	360	357	3	44.55	683
$1,000,000.01 >=	7	9,368,750.00	1.41	1,338,392.86	6.098	58.17	360	357	3	35.63	708
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: $40,000.00
Maximum: $1,765,750.00

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.04%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.34	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	78	26,786,263.14	4.04	343,413.63	4.900	75.18	360	357	3	35.70	729
5.001% - 5.500%	299	87,060,793.94	13.14	291,173.22	5.358	75.49	360	358	2	35.56	724
5.501% - 6.000%	706	209,511,844.58	31.61	296,758.99	5.834	76.71	360	357	3	38.02	708
6.001% - 6.500%	644	175,060,447.48	26.41	271,832.99	6.311	78.51	360	357	3	38.10	690
6.501% - 7.000%	401	99,572,357.67	15.02	248,310.12	6.794	80.78	360	358	2	39.14	677
7.001% - 7.500%	154	36,209,904.99	5.46	235,129.25	7.288	82.47	360	358	2	38.36	679
7.501% - 8.000%	75	18,166,179.32	2.74	242,215.72	7.764	86.14	360	358	2	39.57	658
8.001% - 8.500%	26	5,388,954.71	0.81	207,267.49	8.299	84.62	360	358	2	38.25	655
8.501% - 9.000%	7	1,787,959.38	0.27	255,422.77	8.752	83.86	360	357	3	43.86	651
9.001% - 9.500%	2	272,200.00	0.04	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	1	400,000.00	0.06	400,000.00	9.875	94.12	360	359	1	45.16	609
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 3.875%
Maximum: 9.875%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
360	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698
Minimum: 360											
Maximum: 360											

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
301 - 360	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698
Minimum: 350											
Maximum: 359											

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	475	$125,786,134.00	18.98%	264,812.91	6.253%	80.05%	360	359	1	38.26%	694
2	701	185,591,607.69	28.00	264,752.65	6.185	78.35	360	358	2	37.29	697
3	847	242,092,380.90	36.53	285,823.35	6.123	77.75	360	357	3	37.56	701
4	266	78,636,055.54	11.86	295,624.27	6.192	76.72	360	356	4	38.94	698
5	103	28,316,527.89	4.27	274,917.75	5.875	77.82	360	355	5	38.54	702
6	6	1,499,179.99	0.23	249,863.33	5.875	80.19	360	354	6	38.79	693
7	3	734,636.66	0.11	244,878.89	6.325	76.94	360	353	7	44.13	607
10	1	104,866.54	0.02	104,866.54	4.625	91.05	360	350	10	32.97	598
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698
Minimum: 1											
Maximum: 10											

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	377	$108,109,368.88	16.31%	286,762.25	6.251%	74.21%	360	357	3	0.00%	704
1.001% - 6.000%	2	956,000.00	0.14	478,000.00	5.750	80.00	360	357	3	4.21	756
6.001% - 11.000%	11	2,363,516.77	0.36	214,865.16	6.434	80.11	360	357	3	8.25	741
11.001% - 16.000%	16	3,985,414.11	0.60	249,088.38	5.718	70.97	360	357	3	13.86	711
16.001% - 21.000%	54	14,610,380.85	2.20	270,562.61	5.962	71.24	360	358	2	18.90	720
21.001% - 26.000%	99	22,303,625.75	3.37	225,289.15	6.157	77.84	360	357	3	23.62	709
26.001% - 31.000%	191	52,761,536.31	7.96	276,238.41	5.932	77.28	360	358	2	28.88	716
31.001% - 36.000%	367	91,988,483.43	13.88	250,649.82	6.108	78.62	360	357	3	33.67	702
36.001% - 41.000%	550	153,662,876.09	23.19	279,387.05	6.133	79.78	360	358	2	38.60	694
41.001% - 46.000%	543	157,112,186.48	23.71	289,341.04	6.146	79.81	360	357	3	43.33	692
46.001% - 51.000%	152	43,132,587.48	6.51	283,767.02	6.537	80.13	360	357	3	48.22	673
51.001% - 56.000%	31	8,386,113.07	1.27	270,519.78	6.415	80.16	360	357	3	53.47	678
56.001% - 61.000%	5	2,030,300.00	0.31	406,060.00	6.263	78.91	360	356	4	58.06	680
61.001% - 66.000%	2	789,600.00	0.12	394,800.00	6.196	80.00	360	358	2	63.30	704
66.001% - 71.000%	2	569,400.00	0.09	284,700.00	7.064	85.33	360	358	2	69.24	628
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 0.00%
Maximum: 70.04%
WADTI: 37.82%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
520 - 529	1	$255,122.10	0.04%	255,122.10	8.950%	80.00%	360	355	5	31.83%	524
540 - 549	1	347,184.92	0.05	347,184.92	8.150	84.34	360	357	3	48.76	547
550 - 559	2	628,042.39	0.09	314,021.20	6.437	72.67	360	355	5	38.92	554
570 - 579	4	1,161,379.82	0.18	290,344.96	6.609	77.25	360	357	3	38.86	575
580 - 589	26	6,289,353.13	0.95	241,898.20	7.080	83.41	360	357	3	41.34	584
590 - 599	26	6,338,015.17	0.96	243,769.81	6.806	81.72	360	358	2	42.04	594
600 - 609	40	12,876,889.53	1.94	321,922.24	6.857	82.25	360	358	2	41.68	605
610 - 619	23	5,680,910.81	0.86	246,996.12	6.778	86.79	360	357	3	38.68	614
620 - 629	95	26,098,565.85	3.94	274,721.75	6.611	80.28	360	358	2	39.25	625
630 - 639	111	26,002,887.83	3.92	234,260.25	6.637	80.53	360	357	3	40.15	634
640 - 649	124	31,542,857.26	4.76	254,377.88	6.414	78.16	360	357	3	39.52	645
650 - 659	142	39,262,580.55	5.92	276,497.05	6.286	78.24	360	357	3	39.26	655
660 - 669	159	45,680,690.66	6.89	287,299.94	6.292	78.73	360	357	3	38.51	665
670 - 679	152	44,527,130.68	6.72	292,941.65	6.201	77.59	360	358	2	38.60	675
680 - 689	210	59,817,345.30	9.03	284,844.50	6.088	78.71	360	357	3	38.88	684
690 - 699	152	41,190,855.69	6.22	270,992.47	6.196	77.96	360	357	3	36.79	695
700 - 709	163	47,222,125.65	7.13	289,706.29	6.049	78.75	360	357	3	37.70	704
710 - 719	133	40,711,451.59	6.14	306,101.14	6.065	76.26	360	357	3	37.84	714
720 - 729	140	39,246,337.25	5.92	280,330.98	5.965	76.61	360	357	3	36.27	725
730 - 739	130	35,661,774.80	5.38	274,321.34	5.870	77.74	360	358	2	36.90	735
740 - 749	126	30,933,374.57	4.67	245,502.97	5.951	79.19	360	357	3	36.66	744
750 - 759	111	30,800,929.91	4.65	277,485.86	6.006	76.68	360	357	3	37.83	755
760 - 769	97	27,978,747.20	4.22	288,440.69	5.889	76.30	360	357	3	36.13	765
770 - 779	89	22,401,909.80	3.38	251,706.85	5.793	76.51	360	357	3	36.06	774
780 - 789	70	20,129,377.48	3.04	287,562.54	5.848	77.41	360	357	3	31.71	785
790 - 799	41	11,134,223.36	1.68	271,566.42	5.917	79.08	360	357	3	32.98	794
800 - 809	24	5,462,464.27	0.82	227,602.68	5.886	75.38	360	358	2	34.26	804
810 - 819	10	3,378,861.65	0.51	337,886.16	5.994	78.90	360	357	3	37.69	813
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum FICO: 524
Maximum FICO: 816
WA FICO: 698

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	2	$328,500.00	0.05%	164,250.00	6.106%	18.02%	360	357	3	0.00%	669
20.01% - 25.00%	1	230,000.00	0.03	230,000.00	5.875	24.47	360	358	2	0.00	770
25.01% - 30.00%	2	324,400.00	0.05	162,200.00	4.842	27.04	360	356	4	0.00	718
30.01% - 35.00%	3	599,073.00	0.09	199,691.00	5.959	31.18	360	358	2	31.53	712
35.01% - 40.00%	10	3,303,415.46	0.50	330,341.55	5.748	38.64	360	358	2	23.28	736
40.01% - 45.00%	9	2,278,428.35	0.34	253,158.71	5.694	43.48	360	358	2	21.42	701
45.01% - 50.00%	13	5,136,700.00	0.78	395,130.77	5.824	48.05	360	357	3	30.96	732
50.01% - 55.00%	28	9,238,142.41	1.39	329,933.66	5.869	52.62	360	357	3	36.31	689
55.01% - 60.00%	29	8,067,707.72	1.22	278,196.82	5.615	58.14	360	358	2	35.27	702
60.01% - 65.00%	67	23,193,855.20	3.50	346,176.94	5.795	63.86	360	357	3	35.10	701
65.01% - 70.00%	151	39,080,759.96	5.90	258,812.98	6.028	69.39	360	357	3	38.05	701
70.01% - 75.00%	133	39,231,947.86	5.92	294,977.05	6.173	73.89	360	357	3	37.38	702
75.01% - 80.00%	1,620	448,107,900.06	67.61	276,609.81	6.088	79.81	360	357	3	37.66	703
80.01% - 85.00%	51	15,327,656.59	2.31	300,542.29	6.636	84.23	360	358	2	40.99	641
85.01% - 90.00%	192	48,684,037.20	7.35	253,562.69	6.912	89.62	360	358	2	41.10	659
90.01% - 95.00%	73	15,689,437.68	2.37	214,923.80	7.077	94.74	360	358	2	37.53	688
95.01% - 100.00%	18	3,939,427.72	0.59	218,857.10	6.313	99.75	360	358	2	39.49	726
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 16.42
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	2	$328,500.00	0.05%	164,250.00	6.106%	18.02%	360	357	3	0.00%	669
20.01% - 25.00%	1	230,000.00	0.03	230,000.00	5.875	24.47	360	358	2	0.00	770
25.01% - 30.00%	2	324,400.00	0.05	162,200.00	4.842	27.04	360	356	4	0.00	718
30.01% - 35.00%	3	599,073.00	0.09	199,691.00	5.959	31.18	360	358	2	31.53	712
35.01% - 40.00%	8	2,875,915.46	0.43	359,489.43	5.744	38.97	360	358	2	19.56	738
40.01% - 45.00%	8	1,826,000.00	0.28	228,250.00	5.742	43.52	360	358	2	21.42	696
45.01% - 50.00%	13	5,009,128.35	0.76	385,317.57	5.774	46.72	360	357	3	39.24	726
50.01% - 55.00%	27	8,588,192.41	1.30	318,081.20	5.878	52.67	360	357	3	37.06	688
55.01% - 60.00%	24	6,811,257.72	1.03	283,802.40	5.575	57.85	360	358	2	35.60	705
60.01% - 65.00%	62	20,491,105.20	3.09	330,501.70	5.780	63.73	360	357	3	34.95	696
65.01% - 70.00%	73	21,674,616.77	3.27	296,912.56	5.896	69.17	360	357	3	38.79	705
70.01% - 75.00%	80	25,419,309.36	3.84	317,741.37	6.082	73.43	360	357	3	38.48	696
75.01% - 80.00%	375	107,661,209.02	16.24	287,096.56	6.085	79.05	360	357	3	36.54	703
80.01% - 85.00%	71	25,938,783.60	3.91	365,334.98	6.365	79.75	360	357	3	38.99	668
85.01% - 90.00%	375	105,970,610.47	15.99	282,588.29	6.528	83.10	360	358	2	38.49	684
90.01% - 95.00%	401	98,149,012.74	14.81	244,760.63	6.396	81.41	360	358	2	37.18	699
95.01% - 100.00%	877	230,864,275.11	34.83	263,243.19	6.024	80.12	360	358	2	38.51	704
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 16.42
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	944	$339,847,005.42	51.28%	360,007.42	5.986%	76.49%	360	357	3	38.35%	701
Georgia	460	84,684,477.98	12.78	184,096.69	5.872	80.03	360	358	2	34.89	718
New Jersey	171	50,238,972.87	7.58	293,795.16	6.683	81.08	360	358	2	39.72	672
Florida	221	46,492,782.03	7.02	210,374.58	6.701	80.67	360	358	2	36.28	698
New York	77	25,696,098.52	3.88	333,715.57	6.429	80.01	360	358	2	41.43	672
Nevada	82	19,476,260.82	2.94	237,515.38	6.079	77.95	360	357	3	37.60	701
Massachusetts	49	14,757,618.15	2.23	301,175.88	6.637	77.98	360	357	3	39.22	679
Arizona	69	14,254,500.26	2.15	206,586.96	6.346	79.53	360	357	3	35.67	701
Washington	47	11,760,402.62	1.77	250,221.33	5.943	80.68	360	358	2	35.80	688
Colorado	37	9,120,325.84	1.38	246,495.29	6.566	80.37	360	357	3	39.54	700
Maryland	26	6,690,713.93	1.01	257,335.15	6.598	81.13	360	358	2	40.87	664
Texas	31	4,704,033.02	0.71	151,743.00	6.541	79.29	360	356	4	40.69	684
Virginia	15	3,934,487.34	0.59	262,299.16	6.326	80.76	360	357	3	33.77	694
North Carolina	21	3,559,010.00	0.54	169,476.67	6.514	78.66	360	357	3	38.47	687
Connecticut	16	3,348,057.19	0.51	209,253.57	6.367	78.92	360	358	2	40.18	679
Pennsylvania	18	3,119,040.92	0.47	173,280.05	6.841	82.51	360	358	2	36.31	675
Hawaii	8	2,795,609.70	0.42	349,451.21	6.215	81.00	360	357	3	32.58	705
Michigan	15	2,635,726.26	0.40	175,715.08	7.054	80.59	360	357	3	35.87	673
Oregon	13	2,074,859.40	0.31	159,604.57	6.514	77.87	360	358	2	38.28	676
South Carolina	11	1,783,893.98	0.27	162,172.18	6.121	79.22	360	358	2	36.41	712
Rhode Island	7	1,687,437.86	0.25	241,062.55	6.610	77.27	360	358	2	36.86	621
Minnesota	6	1,399,317.41	0.21	233,219.57	6.574	79.77	360	356	4	40.27	704
Illinois	6	1,361,371.00	0.21	226,895.17	7.027	81.08	360	358	2	39.68	739
New Mexico	10	1,298,145.73	0.20	129,814.57	6.377	80.05	360	357	3	37.29	675
Tennessee	5	1,071,149.79	0.16	214,229.96	6.137	79.89	360	357	3	30.70	738
Ohio	8	812,652.71	0.12	101,581.59	6.459	80.93	360	358	2	31.69	684
New Hampshire	4	746,614.02	0.11	186,653.51	6.766	86.90	360	357	3	33.59	649
Maine	4	585,932.67	0.09	146,483.17	6.380	87.30	360	358	2	40.50	731
Alabama	4	551,920.00	0.08	137,980.00	6.467	80.00	360	358	2	33.46	780
Mississippi	5	474,150.00	0.07	94,830.00	6.591	79.11	360	358	2	32.46	738
Arkansas	1	440,000.00	0.07	440,000.00	5.875	73.09	360	355	5	0.00	707
Delaware	2	437,841.88	0.07	218,920.94	6.975	79.51	360	358	2	40.26	644
Utah	3	315,550.00	0.05	105,183.33	6.711	76.41	360	358	2	22.88	702
Missouri	2	207,929.90	0.03	103,964.95	6.931	77.76	360	357	3	38.14	657
Indiana	1	168,000.00	0.03	168,000.00	6.500	80.00	360	359	1	41.10	627
Kansas	1	91,200.00	0.01	91,200.00	6.625	80.00	360	356	4	0.00	679
Idaho	1	87,350.00	0.01	87,350.00	6.375	69.98	360	358	2	38.48	755
Nebraska	1	50,950.00	0.01	50,950.00	5.750	59.98	360	358	2	36.83	744
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	229	$87,348,685.73	13.18%	381,435.31	5.952%	74.37%	360	357	3	37.42%	708
South CA	715	252,498,319.69	38.10	353,144.50	5.998	77.22	360	357	3	38.64	699
States Not CA	1,458	322,914,383.78	48.72	221,477.63	6.347	80.09	360	358	2	37.29	694
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30349	32	$4,936,751.01	0.74%	154,273.47	6.051%	80.09%	360	358	2	36.93%	692
30213	28	4,411,429.00	0.67	157,551.04	6.120	79.84	360	358	2	34.65	696
30319	11	4,310,556.00	0.65	391,868.73	5.247	76.51	360	358	2	30.41	742
92336	11	3,667,100.00	0.55	333,372.73	5.861	80.00	360	357	3	38.24	694
92562	8	3,518,900.00	0.53	439,862.50	5.960	78.45	360	358	2	41.14	654
Other	2,312	641,916,653.20	96.85	277,645.61	6.172	78.22	360	357	3	37.89	698
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	1,733	$456,549,469.26	68.89%	263,444.59	6.152%	79.72%	360	357	3	37.95%	706
Refinance - Cashout	560	170,782,642.09	25.77	304,969.00	6.297	75.45	360	357	3	38.27	671
Refinance - Rate Term	109	35,429,277.86	5.35	325,039.25	5.647	72.68	360	357	3	33.87	721
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	944	$274,031,946.65	41.35%	290,288.08	6.088%	78.11%	360	357	3	37.57%	703
Stated Documentation	579	158,410,503.83	23.90	273,593.27	6.464	80.14	360	358	2	39.06	675
Full Documentation	502	122,209,569.84	18.44	243,445.36	5.858	79.65	360	357	3	36.78	710
No Income No Asset	202	55,180,975.70	8.33	273,173.15	6.233	71.15	360	357	3	0.00	702
No Ratio	175	52,928,393.18	7.99	302,447.96	6.271	77.40	360	357	3	0.00	707
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	1,219	$360,842,889.53	54.45%	296,015.50	6.125%	77.35%	360	357	3	38.02%	695
PUD	743	177,304,468.48	26.75	238,633.20	6.156	79.73	360	358	2	37.29	702
Condo	284	73,534,124.51	11.10	258,922.97	6.101	78.90	360	357	3	36.20	711
2-4 Family	156	51,079,906.69	7.71	327,435.30	6.534	78.43	360	357	3	40.42	684
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	1,865	$555,101,939.68	83.76%	297,641.79	6.081%	78.39%	360	357	3	31.90%	696
Non-Owner Occupied	426	83,268,815.42	12.56	195,466.70	6.568	76.90	360	357	3	30.72	712
Second Home	111	24,390,634.11	3.68	219,735.44	6.627	79.43	360	357	3	29.11	703
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	31.65%	698

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	640	$194,885,058.86	29.41%	304,507.90	6.434%	78.79%	360	357	3	39.31%	692
6	26	9,478,893.25	1.43	364,572.82	5.976	69.25	360	357	3	36.19	736
12	167	56,895,939.52	8.58	340,694.25	6.118	75.68	360	357	3	38.01	701
24	801	215,769,379.64	32.56	269,375.01	6.102	79.05	360	357	3	38.02	691
36	595	142,210,036.27	21.46	239,008.46	6.032	77.93	360	358	2	36.82	703
60	173	43,522,081.66	6.57	251,572.73	5.771	78.11	360	358	2	33.97	729
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698
wa Term: 20.594											

Prepayment Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	137	$46,369,455.83	7.00%	338,463.18	6.185%	76.46%	360	357	3	38.50%	696
12M	19	6,545,998.53	0.99	344,526.24	5.819	69.49	360	357	3	37.26	722
12S	11	3,980,485.16	0.60	361,862.29	5.828	76.75	360	356	4	31.55	718
24H	577	160,220,574.36	24.17	277,678.64	6.059	79.38	360	358	2	38.01	688
24M	202	49,829,139.69	7.52	246,678.91	6.239	78.61	360	357	3	38.18	701
24S	22	5,719,665.59	0.86	259,984.80	6.112	73.76	360	357	3	36.88	698
36H	482	107,978,751.28	16.29	224,022.31	6.049	78.38	360	358	2	37.24	701
36M	76	22,870,709.90	3.45	300,930.39	5.966	76.58	360	357	3	36.15	705
36S	37	11,360,575.09	1.71	307,042.57	6.000	76.32	360	357	3	34.53	724
60H	52	10,521,585.57	1.59	202,338.18	6.174	77.48	360	358	2	35.47	705
60M	25	5,133,724.34	0.77	205,348.97	6.306	79.40	360	357	3	39.14	710
60S	96	27,866,771.74	4.20	290,278.87	5.520	78.12	360	358	2	32.63	742
6H	14	4,744,068.51	0.72	338,862.04	6.037	67.54	360	357	3	38.68	738
6M	9	3,636,374.75	0.55	404,041.64	5.878	68.33	360	358	2	31.07	743
6S	3	1,098,450.00	0.17	366,150.00	6.041	79.70	360	357	3	43.25	701
No PPP	640	194,885,058.86	29.41	304,507.90	6.434	78.79	360	357	3	39.31	692
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Alterna Mortgage	13	$3,853,143.83	0.58%	296,395.68	7.191%	78.81%	360	358	2	41.37%	701
Avaris Capital	17	5,671,307.16	0.86	333,606.30	5.968	76.19	360	359	1	38.14	719
Equity Now, Inc.	3	1,944,650.00	0.29	648,216.67	5.831	68.60	360	357	3	35.05	675
Gateway Bank FSB	60	22,104,468.06	3.34	368,407.80	5.873	70.29	360	358	2	37.95	727
Heritage Plaza Mortgage, Inc.	23	5,917,750.00	0.89	257,293.48	6.011	72.44	360	356	4	43.43	706
Loan Center of California, Inc.	19	8,559,330.44	1.29	450,491.08	6.105	75.31	360	356	4	42.59	695
Mortgage Enterprise, Ltd.	6	2,425,150.00	0.37	404,191.67	7.126	81.92	360	356	4	41.34	695
Mylor Financial	1	398,000.00	0.06	398,000.00	7.300	80.00	360	358	2	49.28	659
Opteum	1,941	503,155,380.10	75.92	259,224.82	6.211	79.11	360	358	2	37.59	693
Pemmtek Mortgage Services	7	1,588,866.75	0.24	226,980.96	7.717	77.85	360	356	4	36.61	683
Provident Bank	134	50,596,697.02	7.63	377,587.29	5.964	77.12	360	357	3	37.53	706
Pro30 Funding	1	520,000.00	0.08	520,000.00	7.850	80.00	360	355	5	0.00	702
Quicken Loans, Inc.	1	152,000.00	0.02	152,000.00	6.375	80.00	360	354	6	42.60	667
Realty Mortgage Corp	62	15,609,216.45	2.36	251,761.56	5.540	76.64	360	355	5	37.80	723
Shearson Mortgage	4	1,464,000.00	0.22	366,000.00	6.203	80.00	360	356	4	40.09	698
Stearns Lending, Inc.	92	33,076,988.03	4.99	359,532.48	6.005	74.87	360	356	4	38.46	723
Sun West Mortgage Co.	18	5,724,441.36	0.86	318,024.52	6.132	80.04	360	357	3	44.46	718
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.04%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.34	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	78	26,786,263.14	4.04	343,413.63	4.900	75.18	360	357	3	35.70	729
5.001% - 5.500%	299	87,060,793.94	13.14	291,173.22	5.358	75.49	360	358	2	35.56	724
5.501% - 6.000%	706	209,511,844.58	31.61	296,758.99	5.834	76.71	360	357	3	38.02	708
6.001% - 6.500%	644	175,060,447.48	26.41	271,832.99	6.311	78.51	360	357	3	38.10	690
6.501% - 7.000%	401	99,572,357.67	15.02	248,310.12	6.794	80.78	360	358	2	39.14	677
7.001% - 7.500%	154	36,209,904.99	5.46	235,129.25	7.288	82.47	360	358	2	38.36	679
7.501% - 8.000%	75	18,166,179.32	2.74	242,215.72	7.764	86.14	360	358	2	39.57	658
8.001% - 8.500%	26	5,388,954.71	0.81	207,267.49	8.299	84.62	360	358	2	38.25	655
8.501% - 9.000%	7	1,787,959.38	0.27	255,422.77	8.752	83.86	360	357	3	43.86	651
9.001% - 9.500%	2	272,200.00	0.04	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	1	400,000.00	0.06	400,000.00	9.875	94.12	360	359	1	45.16	609
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 3.875%
Maximum: 9.875%

Gross Rate-FRMS

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4

Arm

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 1.250%	1	$150,400.00	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 2.250%	1,004	255,158,401.04	38.50	254,141.83	6.013	77.02	360	358	2	36.38	716
2.251% - 2.500%	134	41,715,693.17	6.29	311,311.14	6.098	76.88	360	357	3	38.54	696
2.501% - 2.750%	130	39,958,749.13	6.03	307,374.99	6.231	78.07	360	357	3	36.71	698
2.751% - 3.000%	475	143,054,082.17	21.58	301,166.49	6.030	78.53	360	358	2	38.53	698
3.001% - 3.250%	217	54,734,049.43	8.26	252,230.64	6.083	76.44	360	357	3	35.85	705
3.251% - 3.500%	29	11,356,188.07	1.71	391,592.69	6.189	75.35	360	356	4	41.57	693
3.501% - 3.750%	44	15,434,885.78	2.33	350,792.86	6.235	76.49	360	357	3	36.53	699
3.751% - 4.000%	15	5,108,593.68	0.77	340,572.91	6.745	76.19	360	357	3	42.54	698
4.001% - 4.250%	7	2,113,600.00	0.32	301,942.86	6.719	80.00	360	357	3	39.74	701
4.251% - 4.500%	6	2,230,739.63	0.34	371,789.94	5.564	78.81	360	356	4	37.23	692
4.501% - 4.750%	7	2,464,975.69	0.37	352,139.38	5.681	82.12	360	358	2	43.03	661
4.751% - 5.000%	24	6,687,987.05	1.01	278,666.13	6.305	80.51	360	357	3	41.88	689
5.001% - 5.250%	33	10,448,320.16	1.58	316,615.76	6.132	82.18	360	358	2	38.97	657
5.251% - 5.500%	44	12,840,043.20	1.94	291,819.16	6.367	79.61	360	357	3	39.81	648
5.501% - 5.750%	46	12,426,443.39	1.87	270,140.07	6.585	81.91	360	358	2	42.15	640
5.751% - 6.000%	60	15,631,804.69	2.36	260,530.08	6.846	85.21	360	357	3	41.48	639
6.001% - 6.250%	28	6,938,279.88	1.05	247,795.71	7.102	85.70	360	358	2	39.33	628
6.251% - 6.500%	23	5,703,417.35	0.86	247,974.67	7.181	86.12	360	358	2	41.81	632
6.501% - 6.750%	39	9,552,485.73	1.44	244,935.53	7.269	86.80	360	358	2	41.26	628
6.751% - 7.000%	17	4,245,760.26	0.64	249,750.60	7.490	86.42	360	357	3	40.34	632
7.001% - 7.250%	7	2,198,321.25	0.33	314,045.89	8.219	88.29	360	358	2	47.45	619
7.251% - 7.500%	4	957,550.72	0.14	239,387.68	8.282	86.85	360	358	2	46.32	610
7.501% - 7.750%	5	992,545.64	0.15	198,509.13	8.608	87.68	360	358	2	39.24	636
7.751% - 8.000%	2	492,072.10	0.07	246,036.05	8.902	84.81	360	357	3	39.37	621
8.251% - 8.500%	1	166,000.00	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.250%
Maximum: 8.400%
Weighted Average: 3.098%

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 2.000%	1	$150,400.00	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 3.000%	1,743	479,886,925.52	72.41	275,322.39	6.043	77.55	360	358	2	37.24	708
3.001% - 4.000%	305	86,633,716.95	13.07	284,044.97	6.163	76.29	360	357	3	36.80	702
4.001% - 5.000%	21	6,481,739.63	0.98	308,654.27	6.590	79.15	360	357	3	39.61	710
5.001% - 6.000%	39	11,862,465.12	1.79	304,165.77	5.764	80.83	360	357	3	41.15	658
6.001% - 7.000%	199	54,507,770.04	8.22	273,908.39	6.596	82.64	360	358	2	40.74	642
7.001% - 8.000%	78	19,448,832.46	2.93	249,344.01	7.505	87.90	360	358	2	41.03	631
8.001% - 9.000%	14	3,223,539.49	0.49	230,252.82	8.467	87.13	360	358	2	43.77	616
9.001% - 10.000%	2	566,000.00	0.09	283,000.00	9.736	95.84	360	358	2	45.97	601
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.250%
Maximum: 9.875%
Weighted Average: 3.214%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	26	$9,867,750.54	1.49%	379,528.87	4.923%	74.62%	360	357	3	35.39%	746
10.001% - 11.000%	468	130,843,672.97	19.74	279,580.50	5.589	76.36	360	357	3	36.88	715
11.001% - 12.000%	1,054	292,447,712.68	44.13	277,464.62	5.980	77.30	360	357	3	37.21	707
12.001% - 13.000%	664	181,836,651.78	27.44	273,850.38	6.582	79.70	360	357	3	39.18	678
13.001% - 14.000%	155	37,879,403.38	5.72	244,383.25	7.522	84.73	360	358	2	39.05	663
14.001% - 15.000%	23	5,602,817.70	0.85	243,600.77	8.141	84.79	360	358	2	43.56	629
15.001% - 16.000%	3	672,200.00	0.10	224,066.67	9.639	95.71	360	358	2	45.97	613
16.001% - 17.000%	1	676,000.00	0.10	676,000.00	4.875	80.00	360	355	5	0.00	659
17.001% - 18.000%	3	1,427,990.34	0.22	475,996.78	5.784	76.49	360	355	5	0.00	705
18.001% - 19.000%	5	1,507,189.81	0.23	301,437.96	6.588	77.83	360	356	4	44.54	677
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 9.625%
Maximum: 18.750%
Weighted Average: 11.817%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Arm

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	21	$7,394,074.65	1.12%	352,098.79	5.187%	78.05%	360	355	5	31.82%	716
2005-11-01	26	7,782,754.62	1.17	299,336.72	5.754	74.69	360	356	4	39.91	707
2005-12-01	33	10,979,022.36	1.66	332,697.65	6.028	79.07	360	357	3	36.21	711
2006-01-01	13	5,245,733.00	0.79	403,517.92	5.867	66.23	360	358	2	31.91	706
2006-02-01	1	447,200.00	0.07	447,200.00	5.250	80.00	360	359	1	31.31	733
2006-03-01	2	337,600.00	0.05	168,800.00	4.458	80.00	360	354	6	25.57	715
2007-02-01	2	646,341.68	0.10	323,170.84	6.153	75.83	360	353	7	45.89	609
2007-03-01	2	649,979.99	0.10	324,990.00	6.563	81.45	360	354	6	44.77	681
2007-04-01	39	10,855,114.07	1.64	278,336.26	6.205	78.33	360	355	5	39.26	677
2007-05-01	86	23,184,128.29	3.50	269,582.89	6.343	77.99	360	356	4	40.69	678
2007-06-01	331	90,631,843.30	13.67	273,812.22	6.258	79.28	360	357	3	38.95	678
2007-07-01	323	86,736,731.12	13.09	268,534.77	6.268	80.19	360	358	2	38.98	682
2007-08-01	221	63,775,979.00	9.62	288,579.09	6.344	81.49	360	359	1	39.71	681
2007-11-01	1	104,866.54	0.02	104,866.54	4.625	91.05	360	350	10	32.97	598
2008-02-01	1	88,294.98	0.01	88,294.98	7.586	85.00	360	353	7	31.21	589
2008-04-01	13	3,468,406.27	0.52	266,800.48	5.975	75.90	360	355	5	40.26	714
2008-05-01	45	15,007,215.10	2.26	333,493.67	6.196	75.16	360	356	4	39.12	711
2008-06-01	60	19,905,405.95	3.00	331,756.77	6.208	76.67	360	357	3	40.20	698
2008-07-01	44	10,369,708.33	1.56	235,675.19	6.099	79.30	360	358	2	37.98	694
2008-08-01	21	4,924,404.00	0.74	234,495.43	6.181	79.81	360	359	1	36.29	695
2010-03-01	2	511,600.00	0.08	255,800.00	5.936	78.71	360	354	6	42.60	695
2010-04-01	30	6,598,932.90	1.00	219,964.43	6.049	77.74	360	355	5	40.79	720
2010-05-01	105	31,376,157.54	4.73	298,820.55	6.210	77.35	360	356	4	37.13	703
2010-06-01	367	101,143,117.17	15.26	275,594.32	6.081	77.00	360	357	3	37.20	713
2010-06-30	1	449,000.00	0.07	449,000.00	5.875	68.57	360	358	2	39.39	683
2010-07-01	294	72,531,448.71	10.94	246,705.61	6.160	77.65	360	358	2	35.92	708
2010-08-01	212	50,822,851.00	7.67	239,730.43	6.231	78.37	360	359	1	37.04	705
2012-05-01	4	1,285,800.00	0.19	321,450.00	5.671	68.94	360	356	4	35.33	720
2012-06-01	34	11,662,834.12	1.76	343,024.53	5.676	74.83	360	357	3	33.88	734
2012-07-01	16	7,089,186.54	1.07	443,074.16	6.025	73.22	360	358	2	36.05	741
2012-08-01	18	5,278,200.00	0.80	293,233.33	5.606	80.31	360	359	1	35.42	726
2015-06-01	22	7,770,158.00	1.17	353,189.00	5.687	75.07	360	357	3	28.97	760
2015-07-01	10	3,169,800.00	0.48	316,980.00	5.676	73.87	360	358	2	31.48	743
2015-08-01	2	537,500.00	0.08	268,750.00	5.413	68.69	360	359	1	23.04	737
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20081225

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	87	$28,278,179.01	4.27%	325,036.54	5.725%	76.17%	360	357	3	34.58%	713
1.500%	4	1,093,083.67	0.16	273,270.92	6.471	76.83	360	357	3	33.67	648
2.000%	54	17,458,376.65	2.63	323,303.27	6.061	77.88	360	357	3	39.94	705
3.000%	1,104	303,151,571.91	45.74	274,593.82	6.282	79.68	360	358	2	39.22	681
5.000%	935	237,625,132.40	35.85	254,144.53	6.174	78.05	360	358	2	36.75	706
6.000%	218	75,155,045.56	11.34	344,747.92	5.823	73.94	360	357	3	35.74	732
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.943%

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	2,401	$662,241,389.21	99.92%	275,818.99	6.161%	78.24%	360	357	3	37.82%	698
2.000%	1	520,000.00	0.08	520,000.00	7.850	80.00	360	355	5	0.00	702
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	2	$683,518.00	0.10%	341,759.00	7.299%	91.40%	360	356	4	0.00%	681
MGIC	3	886,309.70	0.13	295,436.57	6.357	90.00	360	357	3	39.45	674
MI (Company Unknown at Bid)	1	114,000.00	0.02	114,000.00	7.375	95.00	360	359	1	32.66	735
No MI	2,268	634,468,642.59	95.73	279,748.08	6.139	77.61	360	357	3	37.86	697
PMI Mortgage Insurance	39	8,441,754.99	1.27	216,455.26	6.858	91.28	360	358	2	39.57	710
Radian Guaranty	12	2,514,025.02	0.38	209,502.09	6.838	88.95	360	358	2	39.85	677
Triad Guaranty Insurance Co.	3	771,261.00	0.12	257,087.00	6.525	96.18	360	358	2	40.21	689
United Guaranty	74	14,881,877.91	2.25	201,106.46	6.547	93.49	360	358	2	35.45	721
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	299	$71,243,896.21	10.75%	238,273.90	6.635%	79.88%	360	357	3	39.75%	666
24	9	2,728,017.00	0.41	303,113.00	6.412	80.08	360	356	4	41.18	710
36	22	7,859,300.00	1.19	357,240.91	6.295	78.56	360	357	3	39.36	682
60	266	89,545,066.00	13.51	336,635.59	6.238	78.80	360	357	3	38.85	685
84	16	5,792,150.00	0.87	362,009.38	5.699	74.34	360	357	3	35.39	724
120	1,790	485,592,960.00	73.27	271,280.98	6.081	77.93	360	358	2	37.28	705
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

UBS Investment Bank

OPMAC05-4
UPB >$1mm

	COUNT	UPB	%	AVG UPB	WAC	LTV	CLTV	OTERM	WAM	AGE	DTI	FICO	STATE
1,007,500.00	1	1,007,500	3.81%	1,007,500.00	6.000%	65.00%	92.74%	360	356	4	0.00%	717	CA
1,045,500.00	1	1,045,500	3.95	1,045,500.00	6.500	69.93	90.00	360	357	3	41.37	685	CA
1,107,100.00	1	1,107,100	4.19	1,107,100.00	5.250	40.26	43.90	360	359	1	27.31	769	CA
1,120,000.00	1	1,120,000	4.24	1,120,000.00	5.500	80.00	80.00	360	358	2	16.54	769	GA
1,252,078.62	1	1,252,079	4.74	1,252,078.62	5.750	56.31	56.31	180	177	3	13.13	633	CA
1,300,000.00	2	2,600,000	9.83	1,300,000.00	6.000	50.61	50.61	360	358	3	49.64	717	CA
1,350,000.00	1	1,350,000	5.11	1,350,000.00	5.625	64.90	64.90	360	357	3	0.00	678	NY
1,365,000.00	1	1,365,000	5.16	1,365,000.00	5.875	65.00	65.00	360	358	2	27.71	679	CT
1,500,000.00	1	1,500,000	5.67	1,500,000.00	6.625	42.86	42.86	360	358	2	28.79	685	NY
1,521,500.00	1	1,521,500	5.75	1,521,500.00	5.000	36.66	60.76	360	359	1	31.01	736	CA
1,600,000.00	1	1,600,000	6.05	1,600,000.00	5.875	40.00	40.00	360	358	2	20.50	729	CA
1,671,800.00	1	1,671,800	6.32	1,671,800.00	6.250	58.66	58.66	360	359	1	37.56	763	GA
1,753,500.00	1	1,753,500	6.63	1,753,500.00	5.000	58.45	58.45	360	359	1	24.37	720	CA
1,765,750.00	1	1,765,750	6.68	1,765,750.00	6.625	69.79	84.75	360	356	4	0.00	710	CA
1,880,000.00	1	1,880,000	7.11	1,880,000.00	4.750	80.00	80.00	180	177	3	36.94	755	NJ
1,900,000.00	1	1,900,000	7.19	1,900,000.00	6.375	53.15	53.15	360	359	1	35.26	782	MA
2,000,000.00	1	2,000,000	7.56	2,000,000.00	5.875	51.95	51.95	360	358	2	0.00	710	CA
Total:	18	26,439,729	100.00%	1,468,873.81	5.820%	57.27%	61.66%	339	337	2	30.29%	722	CA

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

BNB Collateral Information

Deal Name:	OPMAC05-4
Bloomberg Ticker:	
Asset Class:	
Issuer:	
Trustee:	
Lead Manager(s)	
Issue Date:	

Originators	% Name
1	
2	
3	

Master Servicer	
1	
2	

FICO :	# Loans	Principal Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
							Weighted Average Collateral Characteristics							
520 to 539	2	369,781.87	0.03%	184,890.93	8.78	527	76.97%	30.73%	0.00%	31.01%	31.01%	0.00%	0.00%	0.00%
540 to 559	3	975,227.31	0.09%	325,075.77	7.05	552	76.83%	42.43%	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%
560 to 579	4	1,161,379.82	0.11%	290,344.96	6.61	575	77.25%	38.86%	0.00%	32.09%	100.00%	0.00%	0.00%	0.00%
580 to 599	61	14,297,732.34	1.33%	234,389.05	6.92	589	79.86%	41.68%	2.78%	24.09%	82.09%	0.00%	0.00%	36.89%
600 to 619	74	21,735,803.87	2.03%	293,727.08	6.76	608	82.36%	41.33%	9.98%	15.92%	78.50%	0.00%	1.29%	57.56%
620 to 639	341	85,754,518.49	8.00%	251,479.53	6.57	630	76.11%	38.48%	9.80%	13.77%	53.31%	2.44%	15.09%	64.99%
640 to 659	465	114,949,572.62	10.73%	247,203.38	6.43	650	75.78%	39.47%	15.39%	14.43%	43.31%	3.96%	14.36%	74.67%
660 to 679	528	140,102,158.73	13.07%	265,345.00	6.31	670	76.70%	38.63%	13.89%	19.30%	36.51%	4.26%	9.32%	80.60%
680 to 699	622	167,503,184.94	15.63%	269,297.72	6.23	689	76.09%	38.08%	16.06%	15.98%	31.81%	6.10%	13.63%	80.47%
700 to 749	1135	312,521,710.20	29.16%	275,349.52	6.05	723	75.43%	37.22%	17.94%	17.17%	27.99%	5.56%	12.97%	80.83%
750 plus	760	212,366,934.23	19.82%	279,430.18	5.95	774	73.28%	35.44%	19.64%	17.33%	21.82%	4.63%	11.96%	77.16%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

FICO Mean:	701	Median:	696	Std Dev:	51

LTV :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
							Weighted Average Collateral Characteristics							
Below 50.00	203	49,394,957.95	4.61%	243,324.92	5.88	717	39.95%	30.90%	18.29%	14.91%	69.69%	0.00%	34.96%	54.45%
50.00 to 54.99	84	28,653,269.05	2.67%	341,110.35	5.90	721	52.48%	35.69%	10.78%	9.70%	74.56%	0.00%	32.57%	62.79%
55.00 to 59.99	99	30,364,124.54	2.83%	306,708.33	5.88	695	57.52%	33.17%	17.77%	11.05%	63.82%	0.00%	39.24%	59.07%
60.00 to 64.99	153	45,592,780.55	4.25%	297,992.03	5.89	699	62.70%	35.94%	14.65%	21.04%	73.61%	0.00%	40.63%	58.22%
65.00 to 69.99	171	55,692,150.21	5.20%	325,685.09	6.06	709	67.10%	35.60%	19.66%	16.60%	54.39%	0.00%	31.25%	75.03%
70.00 to 74.99	315	83,476,373.04	7.79%	265,004.36	6.24	702	71.73%	37.17%	30.01%	18.84%	46.97%	0.00%	8.94%	75.09%
75.00 to 79.99	684	163,666,177.62	15.27%	239,278.04	6.21	703	78.34%	38.13%	18.54%	17.82%	29.51%	0.00%	8.64%	76.54%
80.00 to 84.99	1834	510,680,459.70	47.65%	278,451.72	6.17	702	80.07%	38.06%	12.47%	15.59%	17.99%	0.29%	4.23%	85.07%
85.00 to 89.99	113	29,871,688.50	2.79%	264,351.23	6.67	670	87.15%	40.98%	12.87%	19.03%	61.17%	38.27%	11.45%	66.71%
90.00 to 94.99	220	50,624,744.49	4.72%	230,112.47	6.97	665	90.52%	40.53%	20.48%	26.79%	52.03%	34.50%	11.81%	61.44%
95.00 to 99.99	90	17,731,176.62	1.65%	197,013.07	7.01	700	95.15%	38.53%	24.48%	14.15%	10.08%	78.10%	25.27%	77.63%
100.00 plus	29	5,990,102.19	0.56%	206,555.25	6.47	727	100.00%	38.91%	0.00%	24.27%	0.00%	97.23%	0.00%	86.89%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

LTV Mean:	75.57	Median	80.00	Std Dev	12.00

DTI :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
							Weighted Average Collateral Characteristics							
below 20	942	250,486,052.82	23.37%	265,908.76	6.26	706	69.85%	15.50%	17.34%	14.17%	41.23%	7.65%	52.46%	71.70%
20.00 to 24.99	130	34,641,976.44	3.23%	266,476.74	6.09	711	70.96%	22.68%	24.40%	19.02%	37.22%	2.18%	0.00%	76.52%
25.00 to 29.99	269	71,359,484.60	6.66%	265,276.89	6.01	719	73.82%	27.83%	19.30%	18.33%	34.70%	4.18%	0.00%	83.13%
30.00 to 34.99	510	129,747,962.45	12.11%	254,407.77	6.13	706	76.31%	32.77%	19.16%	16.00%	28.46%	4.34%	0.00%	79.01%
35.00 to 39.99	794	219,427,971.60	20.47%	276,357.65	6.16	701	77.73%	37.61%	12.43%	16.03%	28.41%	3.54%	0.00%	82.63%
40.00 to 44.99	915	245,606,221.40	22.92%	268,422.10	6.19	694	79.21%	42.65%	12.23%	17.46%	25.74%	4.62%	0.00%	81.81%
45.00 to 49.99	320	89,330,414.66	8.34%	279,157.55	6.42	685	77.98%	47.37%	19.40%	17.95%	51.23%	2.09%	0.00%	66.18%
50.00 to 54.99	80	20,373,693.43	1.90%	254,671.17	6.45	681	76.82%	52.17%	25.32%	23.90%	51.61%	2.57%	0.70%	38.24%
55.00 to 59.99	26	8,045,044.00	0.75%	309,424.77	6.25	694	77.08%	57.44%	16.82%	45.53%	55.55%	0.00%	0.00%	68.21%
60.00 plus	9	2,719,183.03	0.25%	302,131.45	6.38	704	74.88%	67.36%	40.59%	54.98%	23.22%	0.00%	0.00%	33.93%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

DTI Mean:	37.71	Median	36.07	Std Dev	16.95

Purpose :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Weighted Average Collateral Characteristics Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
Purchase	2539	628,366,912.11	58.63%	247,485.98	6.23	709	79.10%	37.91%	19.69%	16.55%	0.00%	6.22%	8.75%	84.16%
Refinance (Rate Term)	259	78,591,713.42	7.33%	303,442.91	5.87	715	70.24%	34.29%	5.42%	9.51%	0.00%	3.27%	14.50%	76.18%
Cash Out Refinance Below 70% LTV	505	154,523,708.25	14.42%	305,987.54	5.98	699	56.88%	34.84%	16.39%	18.24%	100.00%	0.00%	34.30%	62.05%
Cash Out Refinance with LTV 70.1% - 75%	104	33,414,336.35	3.12%	321,291.70	6.26	690	73.57%	39.60%	12.85%	18.30%	100.00%	0.00%	6.90%	59.64%
Cash Out Refinance with LTV 75.1% - 80%	399	122,381,991.50	11.42%	306,721.78	6.30	681	79.40%	38.58%	10.19%	16.74%	100.00%	0.00%	6.62%	70.83%
Cash Out Refinance with LTV 80.1% - 85%	56	17,510,457.22	1.63%	312,686.74	6.66	641	84.29%	40.41%	5.77%	18.11%	100.00%	18.61%	4.08%	57.14%
Cash Out Refinance with LTV 85.1% - 90%	119	33,431,791.19	3.12%	280,939.42	6.81	652	89.55%	42.59%	4.99%	30.94%	100.00%	14.83%	3.21%	62.55%
Cash Out Refinance with LTV > 90%	14	3,517,094.40	0.33%	251,221.03	7.53	626	94.19%	41.21%	0.00%	7.52%	100.00%	4.05%	0.00%	39.88%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

Occupancy Status :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Weighted Average Collateral Characteristics Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
Owner Occupied	3140	898,959,020.10	83.88%	286,292.68	6.13	699	75.73%	38.09%	0.00%	14.45%	35.60%	4.13%	13.40%	77.71%
Investment	679	133,249,326.58	12.43%	196,243.49	6.57	713	74.01%	35.83%	100.00%	33.13%	28.97%	6.23%	6.56%	68.84%
2nd / Vacation / other	176	39,529,657.75	3.69%	224,600.33	6.66	702	77.17%	35.92%	100.00%	15.22%	15.62%	11.66%	5.90%	83.97%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

Documentation Type :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Weighted Average Collateral Characteristics Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
Full Documentation	924	232,439,529.54	21.69%	251,557.93	6.00	712	77.39%	37.10%	12.29%	14.89%	31.44%	6.69%	0.00%	76.96%
Stated Documentation with LTV < 70%	138	36,610,257.51	3.42%	265,291.72	6.00	695	55.84%	35.22%	18.41%	17.57%	89.03%	0.00%	0.00%	54.27%
Stated Documentation with LTV 70.1% - 80%	179	48,566,691.09	4.53%	271,322.30	6.37	682	75.65%	38.87%	21.28%	29.25%	58.01%	0.00%	0.00%	62.45%
Stated Documentation with LTV 80.1% - 85%	363	101,244,084.66	9.45%	278,909.32	6.32	688	80.21%	38.66%	9.38%	15.74%	30.32%	0.49%	0.00%	71.22%
Stated Documentation with LTV 85.1% - 90%	48	13,591,259.27	1.27%	283,151.23	6.77	653	86.87%	41.90%	12.30%	21.14%	67.61%	14.82%	0.00%	58.71%
No Ratio	285	86,079,729.98	8.03%	302,034.14	6.33	708	73.77%	0.00%	20.26%	13.02%	29.55%	4.91%	0.00%	84.05%
NINA	541	131,558,170.99	12.28%	243,175.92	6.26	703	66.97%	51.79%	8.41%	11.78%	49.56%	10.38%	100.00%	62.36%
Other	1517	421,648,281.39	39.34%	277,948.77	6.22	700	77.84%	37.76%	20.74%	18.80%	23.82%	3.34%	0.00%	85.37%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

Property Type :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Weighted Average Collateral Characteristics Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
Single Family	2216	627,624,708.13	58.56%	283,224.15	6.16	699	74.31%	37.95%	11.33%	0.00%	41.12%	3.74%	13.74%	75.03%
Planned Unit Development (PUD)	1131	264,073,721.67	24.64%	233,486.93	6.22	703	78.02%	36.92%	19.52%	0.00%	14.45%	7.06%	11.29%	84.44%
2-4 Unit	271	88,108,268.52	8.22%	325,122.76	6.46	696	74.44%	39.58%	36.48%	100.00%	60.25%	1.31%	8.20%	53.78%
Condo	377	91,931,306.12	8.58%	243,849.62	6.18	710	78.16%	36.46%	19.60%	100.00%	16.85%	7.34%	9.00%	89.51%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

UPB :	# Loans	Balance $	%	WA Loan Balance $	WAC	FICO	%LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
							Weighted Average Collateral Characteristics							
below $50,000	19	838,521.97	0.08%	44,132.74	7.13	709	59.21%	29.92%	56.25%	15.74%	26.15%	21.32%	19.84%	36.53%
$50,001 to $75,000	68	4,415,959.93	0.41%	64,940.59	6.81	703	71.00%	34.24%	41.95%	19.08%	18.01%	11.59%	16.23%	48.26%
$75,001 to $100,000	213	18,974,153.56	1.77%	89,080.53	6.58	697	73.00%	36.26%	44.82%	15.97%	16.87%	6.59%	17.99%	59.22%
$100,001 to $125,000	368	41,664,068.70	3.89%	113,217.58	6.59	702	77.04%	37.21%	38.47%	14.64%	17.88%	11.00%	12.25%	66.44%
$125,001 to $150,000	412	56,610,493.73	5.28%	137,404.11	6.42	704	76.78%	36.84%	30.64%	11.68%	16.70%	9.18%	15.65%	75.49%
$150,001 to $200,000	648	112,383,629.85	10.49%	173,431.53	6.37	697	76.59%	37.13%	24.30%	14.71%	26.10%	9.01%	15.94%	68.75%
$200,001 to $250,000	507	113,434,750.81	10.58%	223,737.18	6.23	695	76.21%	38.14%	16.41%	12.28%	36.17%	6.42%	16.04%	74.50%
$250,001 to $300,000	445	121,564,926.39	11.34%	273,179.61	6.19	697	76.45%	38.61%	12.90%	17.42%	36.21%	4.31%	12.93%	74.69%
$300,001 to $350,000	339	109,574,361.18	10.22%	323,228.20	6.13	695	76.85%	38.79%	12.38%	23.10%	41.26%	5.02%	10.37%	76.04%
$350,001 to $400,000	253	94,365,405.45	8.80%	372,985.79	6.20	694	76.57%	38.19%	14.19%	22.58%	36.23%	3.14%	10.25%	74.21%
$400,001 to $450,000	237	100,051,436.52	9.34%	422,157.96	6.09	700	77.00%	39.73%	9.29%	20.78%	38.42%	3.80%	9.96%	77.63%
$450,000 to $500,000	161	76,079,513.54	7.10%	472,543.56	6.15	704	77.83%	37.58%	8.19%	21.19%	37.17%	3.12%	7.42%	79.96%
$500,001 to $600,000	139	74,685,642.01	6.97%	537,306.78	6.05	710	75.53%	38.23%	9.07%	17.98%	31.21%	1.38%	9.30%	85.41%
$600,001 to $700,000	100	63,792,880.35	5.95%	637,928.80	6.10	707	73.87%	36.47%	12.08%	8.10%	37.02%	0.00%	11.95%	91.01%
$700 001 plus	86	83,302,260.45	7.77%	968,630.94	6.02	719	66.21%	33.54%	12.04%	11.48%	43.50%	0.00%	12.32%	87.83%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

	Min	26,033	Max	2,000,000

State :	# Loans	Balance $	%	WA Loan Balance $	WAC	FICO	%LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
							Weighted Average Collateral Characteristics							
California	1442	506,725,674.26	47.28%	351,404.77	5.98	705	73.11%	38.15%	11.92%	18.17%	37.25%	1.76%	13.87%	80.86%
Washington	70	16,986,988.54	1.58%	242,671.26	6.06	691	80.15%	36.96%	12.44%	9.70%	29.21%	9.70%	8.68%	86.98%
Colorado	56	14,372,004.64	1.34%	256,642.94	6.52	705	77.05%	37.82%	29.97%	13.68%	19.45%	3.63%	5.54%	96.29%
Oregon	19	3,113,154.02	0.29%	163,850.21	6.60	678	78.58%	39.85%	11.82%	2.89%	48.05%	16.78%	23.13%	61.62%
Ohio	27	2,844,003.70	0.27%	105,333.47	6.69	672	74.97%	36.78%	19.63%	9.33%	42.33%	11.80%	40.08%	51.66%
Arizona	108	21,727,167.28	2.03%	201,177.47	6.46	697	78.90%	36.59%	30.72%	4.74%	14.16%	9.39%	24.36%	77.26%
Georgia	768	146,850,353.72	13.70%	191,211.40	6.02	718	78.91%	35.03%	14.69%	6.30%	6.99%	9.03%	5.92%	87.64%
Utah	4	395,550.00	0.04%	98,887.50	6.57	692	69.70%	27.69%	85.13%	14.87%	20.23%	0.00%	0.00%	100.00%
Idaho	1	87,350.00	0.01%	87,350.00	6.38	755	69.98%	38.48%	100.00%	0.00%	0.00%	0.00%	0.00%	100.00%
Tennessee	16	2,415,704.81	0.23%	150,981.55	6.60	717	80.38%	33.97%	17.16%	0.00%	4.96%	6.29%	10.23%	55.92%
Michigan	56	10,328,042.07	0.96%	184,429.32	6.73	691	78.03%	39.95%	6.10%	8.51%	41.89%	9.92%	17.61%	73.79%
Kentucky	5	464,193.14	0.04%	92,838.63	6.68	683	79.21%	46.43%	43.85%	0.00%	18.27%	0.00%	18.27%	63.24%
Florida	315	63,726,687.26	5.95%	202,306.94	6.70	699	79.46%	36.12%	33.09%	12.11%	22.08%	13.19%	15.44%	84.54%
Nevada	91	22,379,685.01	2.09%	245,930.60	6.15	704	77.38%	38.25%	28.58%	6.37%	11.56%	2.41%	12.67%	91.54%
North Carolina	35	6,708,220.98	0.63%	191,663.46	6.55	682	74.64%	37.31%	42.12%	0.00%	17.32%	13.33%	16.09%	73.04%
Other	982	252,613,224.99	23.57%	257,243.61	6.55	686	76.58%	38.95%	17.74%	25.19%	51.37%	4.67%	10.79%	58.30%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

California Breakdown :	# Loans	Balance $	%	WA Loan Balance $	WAC	FICO	%LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
							Weighted Average Collateral Characteristics							
CA North	321	119,998,116.09	23.68%	373,825.91	5.98	711	71.45%	37.21%	14.04%	13.69%	34.60%	0.83%	16.63%	83.89%
CA South	1121	386,727,558.18	76.32%	344,984.44	5.99	703	73.63%	38.42%	11.26%	19.56%	38.08%	2.04%	13.01%	79.93%
Total:	1442	506,725,674.26	100.00%	351,404.77	5.98	705	73.11%	38.15%	11.92%	18.17%	37.25%	1.76%	13.87%	80.86%

Fixed/Floating :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
							Weighted Average Collateral Characteristics							
2 Year ARM	197	46,259,160.45	4.32%	234,818.07	6.81	648	82.23%	40.56%	19.40%	32.03%	58.20%	1.57%	5.22%	0.00%
2 Year ARM IO	807	230,220,957.00	21.48%	285,280.00	6.18	686	79.46%	39.07%	13.46%	17.66%	27.08%	3.60%	5.27%	100.00%
Fixed	1593	408,976,615.23	38.16%	256,733.59	6.27	706	71.23%	37.50%	15.92%	13.55%	47.43%	5.32%	18.68%	56.73%
3 Year ARM	30	7,342,679.17	0.69%	244,755.97	6.64	673	77.49%	40.89%	30.94%	16.91%	58.71%	0.85%	22.14%	0.00%
3 Year ARM IO	155	46,525,622.00	4.34%	300,165.30	6.09	706	76.96%	38.77%	13.18%	25.00%	20.69%	3.50%	9.64%	100.00%
5 Year ARM	1011	263,433,107.32	24.58%	260,566.87	6.15	709	77.49%	36.93%	19.60%	16.86%	20.25%	5.60%	10.50%	94.81%
Other	202	68,979,863.28	6.44%	341,484.47	5.72	726	75.32%	33.83%	11.10%	17.21%	20.62%	4.13%	9.92%	94.23%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.87%	12.28%	76.84%

Months to Rate Reset:	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
								Weighted Average Collateral Characteristics						
13 - 24	1004	276,480,117.45	25.80%	275,378.60	6.29	680	79.93%	39.34%	14.46%	20.06%	32.29%	3.26%	5.26%	83.27%
25 - 36	185	53,868,301.17	5.03%	291,180.01	6.17	701	77.03%	38.99%	15.60%	23.90%	25.87%	3.14%	11.34%	86.37%
49 >=	1117	300,226,585.97	28.01%	268,779.40	6.09	713	77.18%	36.38%	17.59%	17.24%	19.41%	5.46%	9.25%	94.74%
N/A	1689	441,162,999.85	41.16%	261,197.75	6.23	706	71.56%	37.35%	16.23%	13.59%	46.08%	5.20%	18.84%	59.46%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

Lien :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
								Weighted Average Collateral Characteristics						
1st Lien	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

Prepayment :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
								Weighted Average Collateral Characteristics						
None	1084	307,510,391.27	28.69%	283,681.17	6.44	697	76.22%	38.81%	15.26%	19.81%	40.25%	4.18%	10.64%	70.30%
6 Months	34	12,398,483.33	1.16%	364,661.27	5.95	730	68.72%	34.55%	15.67%	15.70%	34.73%	0.00%	23.69%	83.78%
1 Year	313	104,825,284.78	9.78%	334,905.06	6.25	696	73.49%	39.43%	17.26%	22.30%	42.67%	2.25%	14.06%	69.72%
2 Year	958	250,438,622.05	23.37%	261,418.19	6.15	693	78.32%	37.78%	18.43%	15.04%	24.99%	4.89%	9.30%	88.04%
3 Year	1322	323,741,949.94	30.21%	244,888.01	6.08	705	73.48%	36.96%	15.51%	14.69%	36.44%	5.33%	16.60%	74.44%
5 Year	284	72,823,273.06	6.79%	256,419.98	5.90	728	76.80%	34.61%	12.97%	11.79%	15.65%	7.26%	5.69%	85.69%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

Index :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
								Weighted Average Collateral Characteristics						
Libor - 6 Month	2402	662,761,389.21	61.84%	275,920.64	6.16	698	78.24%	37.82%	16.24%	18.80%	25.77%	4.27%	8.33%	89.25%
Fixed Rate	1593	408,976,615.23	38.16%	256,733.59	6.27	706	71.23%	37.50%	15.92%	13.55%	47.43%	5.32%	18.68%	56.73%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%

Mortgage Insurance :	# Loans	Balance $	%	WA Loan Balance $	WAC	WA Ave FICO	WA %LTV	% DTI	Non - Prim	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	IO
								Weighted Average Collateral Characteristics						
80 plus LTV with MI	255	50,036,556.75	4.67%	196,221.79	6.76	710	92.24%	37.42%	25.79%	15.79%	16.70%	100.00%	27.29%	81.97%
80 plus LTV without MI	2031	564,861,614.73	52.71%	278,119.95	6.25	697	80.98%	38.48%	12.27%	16.80%	23.00%	0.00%	3.87%	82.04%
Not covered by MI	1709	456,839,832.95	42.63%	267,314.12	6.09	705	67.05%	36.54%	19.82%	16.90%	49.59%	0.00%	21.03%	69.85%
Total:	3995	1,071,738,004.44	100.00%	268,269.84	6.20	701	75.57%	37.71%	16.12%	16.80%	34.04%	4.67%	12.28%	76.84%



OPMAC05_4
GROUPII

Pool Summary	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Conforming	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

AVG UPB: $186,486.92
MIN UPB: $40,000.00
MAX UPB: $665,000.00
GROSS WAC: 6.4344647275%
MIN RATE: 5.000%
MAX RATE: 10.000%
MIN ORIG LTV: 10.61%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 360
MAX ORIG TERM: 360
MIN WAM: 353
MAX WAM: 359
% SF/PUD: 82.37%
% FULL/ALT: 24.28%
% CASHOUT: 40.75%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 9.63%
WA LTV: 73.03%
WA CLTV: 79.92%
% FICO > 679: 63.58%
% NO FICO: 0.00%
WA FICO: 701
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 72.12%
CALIFORNIA %: 32.07%
NORTH CA. %: 4.96%
SOUTH CA. %: 27.11%
ARM%: 0.00%
FIXED%: 100.00%
IO%: 51.94%

Product Type	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
30YR FXD	593	$109,555,310.00	48.21%	184,747.57	6.405%	75.57%	360	357	3	38.62%	701	20.75%	45.90%	7.03%	26.32%
30YR FXD - 60 MONTH IO	8	2,088,160.00	0.92	261,020.00	6.150	83.69	360	357	3	43.88	706	42.48	57.52	0.00	0.00
30YR FXD -120 MONTH IO	614	115,590,286.00	50.87	188,257.79	6.468	83.94	360	358	2	37.78	701	27.28	48.35	6.73	17.64
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
$0.01 - $50,000.00	13	$590,175.00	0.26%	45,398.08	7.022%	67.11%	360	357	3	27.01%	712	16.31%	62.93%	0.00%	20.76%
$50,000.01 - $100,000.00	154	12,526,426.00	5.51	81,340.43	6.747	81.42	360	358	2	36.95	700	29.98	42.53	3.13	24.35
$100,000.01 - $150,000.00	347	43,218,925.00	19.02	124,550.22	6.611	83.98	360	357	3	38.19	704	28.69	41.97	7.76	21.58
$150,000.01 - $200,000.00	234	40,540,963.00	17.84	173,251.98	6.509	82.00	360	357	3	38.00	695	26.06	43.29	8.47	22.19
$200,000.01 - $250,000.00	170	37,828,165.00	16.65	222,518.62	6.390	78.87	360	357	3	38.79	695	26.10	41.38	2.33	30.19
$250,000.01 - $300,000.00	154	42,245,681.00	18.59	274,322.60	6.351	77.63	360	358	2	38.01	703	18.12	52.95	8.54	20.39
$300,000.01 - $350,000.00	91	29,715,080.00	13.08	326,539.34	6.221	77.62	360	358	2	39.02	705	23.31	48.46	8.76	19.47
$350,000.01 - $400,000.00	34	12,384,381.00	5.45	364,246.50	6.330	77.62	360	357	3	39.43	705	20.54	61.19	3.06	15.20
$400,000.01 - $450,000.00	13	5,545,960.00	2.44	426,612.31	6.130	74.68	360	358	2	39.47	707	16.06	68.98	14.96	0.00
$450,000.01 - $500,000.00	3	1,417,000.00	0.62	472,333.33	6.211	73.97	360	357	3	35.71	723	33.07	66.93	0.00	0.00
$550,000.01 - $600,000.00	1	556,000.00	0.24	556,000.00	6.250	90.00	360	358	2	16.16	761	0.00	100.00	0.00	0.00
$650,000.01 - $700,000.00	1	665,000.00	0.29	665,000.00	6.500	70.00	360	356	4	36.40	767	0.00	100.00	0.00	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: $40,000.00
Maximum: $665,000.00

Unpaid Balance	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
$0.01 - $50,000.00	13	$590,175.00	0.26%	45,398.08	7.022%	67.11%	360	357	3	27.01%	712	16.31%	62.93%	0.00%	20.76%
$50,000.01 - $100,000.00	154	12,526,426.00	5.51	81,340.43	6.747	81.42	360	358	2	36.95	700	29.98	42.53	3.13	24.35
$100,000.01 - $150,000.00	348	43,369,425.00	19.09	124,624.78	6.616	84.00	360	357	3	38.15	704	28.59	42.17	7.73	21.50
$150,000.01 - $200,000.00	235	40,791,583.00	17.95	173,581.20	6.497	82.05	360	357	3	38.11	695	26.88	42.65	8.42	22.05
$200,000.01 - $250,000.00	168	37,427,045.00	16.47	222,780.03	6.395	78.75	360	357	3	38.73	695	25.31	41.83	2.35	30.51
$250,000.01 - $300,000.00	154	42,245,681.00	18.59	274,322.60	6.351	77.63	360	358	2	38.01	703	18.12	52.95	8.54	20.39
$300,000.01 - $350,000.00	94	30,771,080.00	13.54	327,351.91	6.220	77.54	360	358	2	39.20	706	22.52	50.22	8.46	18.81
$350,000.01 - $400,000.00	32	11,730,381.00	5.16	366,574.41	6.347	77.75	360	357	3	38.94	703	21.68	59.04	3.23	16.05
$400,000.01 - $450,000.00	12	5,143,960.00	2.26	428,663.33	6.101	74.59	360	358	2	39.65	703	17.31	66.57	16.13	0.00
$450,000.01 - $500,000.00	3	1,417,000.00	0.62	472,333.33	6.211	73.97	360	357	3	35.71	723	33.07	66.93	0.00	0.00
$550,000.01 - $600,000.00	1	556,000.00	0.24	556,000.00	6.250	90.00	360	358	2	16.16	761	0.00	100.00	0.00	0.00
$650,000.01 - $700,000.00	1	665,000.00	0.29	665,000.00	6.500	70.00	360	356	4	36.40	767	0.00	100.00	0.00	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: $40,000.00
Maximum: $665,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Gross Rate	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
4.501% - 5.000%	3	$776,700.00	0.34%	258,900.00	5.000%	68.93%	360	359	1	30.63%	715	42.68%	14.83%	0.00%	42.49%
5.001% - 5.500%	26	6,267,900.00	2.76	241,073.08	5.425	59.37	360	358	2	33.19	716	22.65	48.07	0.00	29.28
5.501% - 6.000%	287	62,457,136.00	27.49	217,620.68	5.873	70.66	360	358	2	37.96	714	28.98	40.72	6.18	24.12
6.001% - 6.500%	432	82,599,452.00	36.35	191,202.44	6.338	81.78	360	357	3	38.51	701	23.72	55.99	5.92	14.38
6.501% - 7.000%	266	44,660,712.00	19.65	167,897.41	6.782	85.95	360	357	3	39.25	690	24.26	42.71	9.64	23.38
7.001% - 7.500%	111	16,637,974.00	7.32	149,891.66	7.297	89.14	360	357	3	37.85	692	22.56	46.33	8.97	22.15
7.501% - 8.000%	68	10,735,038.00	4.72	157,868.21	7.770	89.84	360	358	2	40.15	692	8.22	39.50	7.03	45.25
8.001% - 8.500%	15	1,959,344.00	0.86	130,622.93	8.218	90.69	360	357	3	32.09	657	13.44	42.85	9.16	34.56
8.501% - 9.000%	6	1,004,300.00	0.44	167,383.33	8.762	88.73	360	357	3	27.05	646	0.00	56.65	0.00	43.35
9.501% - 10.000%	1	135,200.00	0.06	135,200.00	10.000	95.00	360	357	3	16.87	656	0.00	100.00	0.00	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: 5.000%
Maximum: 10.000%

Original Term to Maturity	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
360	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: 360
Maximum: 360

Remaining Term to Stated Maturity	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
301 - 360	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: 353
Maximum: 359

Seasoning	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
1	219	$41,845,488.00	18.42%	191,075.29	6.303%	80.55%	360	359	1	37.34%	701	24.85%	49.30%	5.54%	20.31%
2	347	62,112,065.00	27.33	178,997.31	6.504	80.61	360	358	2	37.27	697	19.55	49.90	6.84	23.70
3	460	90,347,669.00	39.76	196,407.98	6.402	79.96	360	357	3	38.68	704	22.49	50.08	6.60	20.83
4	159	28,636,434.00	12.60	180,103.36	6.537	76.71	360	356	4	40.29	699	39.58	27.86	9.23	23.33
5	27	4,020,350.00	1.77	148,901.85	6.685	84.45	360	355	5	38.38	716	18.57	61.90	7.67	11.87
6	2	155,850.00	0.07	77,925.00	6.366	82.76	360	354	6	43.47	679	73.37	26.63	0.00	0.00
7	1	115,900.00	0.05	115,900.00	8.400	70.24	360	353	7	28.27	533	100.00	0.00	0.00	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: 1
Maximum: 7

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

DTI	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
<= 0.000%	349	$64,576,972.00	28.42%	185,034.30	6.514%	70.76%	360	357	3	0.00%	700	0.00%	0.00%	23.99%	76.01%
1.001% - 6.000%	1	90,365.00	0.04	90,365.00	7.500	95.00	360	359	1	5.25	704	100.00	0.00	0.00	0.00
6.001% - 11.000%	4	460,850.00	0.20	115,212.50	6.754	77.38	360	358	2	9.95	726	18.40	81.60	0.00	0.00
11.001% - 16.000%	10	1,307,437.00	0.58	130,743.70	6.141	74.99	360	358	2	13.57	727	16.22	83.78	0.00	0.00
16.001% - 21.000%	22	3,954,398.00	1.74	179,745.36	6.354	75.77	360	357	3	18.34	730	32.21	67.79	0.00	0.00
21.001% - 26.000%	37	6,621,084.00	2.91	178,948.22	6.359	76.76	360	358	2	24.16	715	36.27	63.73	0.00	0.00
26.001% - 31.000%	81	14,677,445.00	6.46	181,203.02	6.322	79.43	360	358	2	28.69	715	26.38	73.62	0.00	0.00
31.001% - 36.000%	159	30,612,410.00	13.47	192,530.88	6.409	85.11	360	357	3	33.76	706	33.91	66.09	0.00	0.00
36.001% - 41.000%	219	41,400,096.00	18.22	189,041.53	6.429	85.47	360	357	3	38.67	694	30.28	69.72	0.00	0.00
41.001% - 46.000%	214	41,813,452.00	18.40	195,389.96	6.389	86.51	360	358	2	43.39	698	33.97	66.03	0.00	0.00
46.001% - 51.000%	82	14,714,262.00	6.48	179,442.22	6.478	80.02	360	357	3	48.02	696	42.95	57.05	0.00	0.00
51.001% - 56.000%	22	4,156,315.00	1.83	188,923.41	6.367	75.56	360	357	3	53.10	684	52.94	43.63	0.00	3.43
56.001% - 61.000%	14	2,604,920.00	1.15	186,065.71	6.492	78.72	360	357	3	58.23	716	61.19	38.81	0.00	0.00
61.001% - 66.000%	1	243,750.00	0.11	243,750.00	6.000	65.00	360	357	3	62.74	710	0.00	100.00	0.00	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: 0.00%
Maximum: 62.74%
WADTI: 38.23%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

FICO Scores	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
530 - 539	1	$115,900.00	0.05%	115,900.00	8.400%	70.24%	360	353	7	28.27%	533	100.00%	0.00%	0.00%	0.00%
580 - 589	7	1,322,000.00	0.58	188,857.14	6.624	54.75	360	358	2	43.68	582	45.02	54.98	0.00	0.00
590 - 599	2	356,400.00	0.16	178,200.00	7.355	76.79	360	359	1	34.09	596	60.80	39.20	0.00	0.00
600 - 609	4	740,800.00	0.33	185,200.00	6.774	77.53	360	358	2	38.61	607	62.19	37.81	0.00	0.00
610 - 619	5	1,238,500.00	0.55	247,700.00	6.156	72.48	360	358	2	45.03	615	44.83	32.48	0.00	22.70
620 - 629	37	6,614,470.00	2.91	178,769.46	6.628	74.38	360	358	2	39.58	625	25.27	32.98	4.04	37.71
630 - 639	62	12,992,207.00	5.72	209,551.73	6.627	78.29	360	357	3	38.56	635	24.16	41.48	1.30	33.06
640 - 649	76	14,153,495.00	6.23	186,230.20	6.544	77.21	360	357	3	39.21	645	11.84	58.26	3.46	26.45
650 - 659	82	14,598,141.00	6.42	178,026.11	6.598	78.84	360	358	2	39.51	654	24.17	49.27	5.76	20.80
660 - 669	80	13,383,353.00	5.89	167,291.91	6.477	78.40	360	358	2	37.91	664	20.65	55.25	4.46	19.64
670 - 679	94	17,247,107.00	7.59	183,479.86	6.455	83.90	360	357	3	38.75	674	22.12	49.64	9.88	18.37
680 - 689	107	21,245,387.00	9.35	198,555.02	6.496	83.16	360	357	3	40.07	684	19.06	56.74	4.65	19.56
690 - 699	88	15,779,244.00	6.94	179,309.59	6.597	80.75	360	358	2	36.75	695	11.18	47.25	11.78	29.79
700 - 709	66	12,017,205.00	5.29	182,078.86	6.456	81.24	360	358	2	37.43	705	20.63	44.77	9.60	25.00
710 - 719	64	12,028,251.00	5.29	187,941.42	6.388	77.98	360	358	2	39.56	714	19.08	55.16	7.41	18.35
720 - 729	79	14,166,327.00	6.23	179,320.59	6.361	83.31	360	357	3	39.05	724	31.55	45.02	8.00	15.43
730 - 739	61	12,425,474.00	5.47	203,696.30	6.205	80.02	360	357	3	39.46	735	38.84	37.35	5.46	18.35
740 - 749	71	13,767,895.00	6.06	193,914.01	6.390	84.48	360	358	2	37.58	744	24.58	49.03	7.10	19.28
750 - 759	54	10,035,633.00	4.42	185,845.06	6.186	80.67	360	358	2	36.14	754	30.52	43.24	7.94	18.30
760 - 769	46	9,227,811.00	4.06	200,604.59	6.386	80.12	360	357	3	37.05	764	23.99	51.40	8.47	16.14
770 - 779	46	8,660,461.00	3.81	188,270.89	6.235	78.41	360	357	3	37.24	775	21.62	43.35	10.14	24.89
780 - 789	42	7,973,015.00	3.51	189,833.69	6.148	75.45	360	357	3	32.23	784	46.47	21.04	15.98	16.50
790 - 799	24	4,447,997.00	1.96	185,333.21	6.287	75.56	360	357	3	36.70	793	35.01	45.46	0.00	19.52
800 - 809	13	2,069,783.00	0.91	159,214.08	6.255	76.80	360	357	3	30.65	804	41.60	28.21	0.00	30.19
810 - 819	3	522,900.00	0.23	174,300.00	5.767	66.83	360	358	2	33.44	816	0.00	85.60	0.00	14.40
820 - 829	1	104,000.00	0.05	104,000.00	5.750	28.15	360	357	3	31.31	821	100.00	0.00	0.00	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum FICO: 533
Maximum FICO: 821
WA FICO: 701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Loan to Value Ratio	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
10.01% - 15.00%	2	$425,000.00	0.19%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771	0.00%	0.00%	82.35%	17.65%
15.01% - 20.00%	4	401,000.00	0.18	100,250.00	6.138	15.58	360	358	2	19.00	693	12.38	0.00	0.00	87.62
20.01% - 25.00%	7	849,000.00	0.37	121,285.71	5.985	26.61	360	358	2	40.54	705	33.62	0.00	0.00	66.38
25.01% - 30.00%	9	1,418,000.00	0.62	157,555.56	5.859	28.73	360	358	2	23.00	735	7.33	15.91	0.00	76.76
30.01% - 35.00%	7	1,244,100.00	0.55	177,728.57	5.849	37.51	360	357	3	41.76	706	11.58	41.65	0.00	46.78
35.01% - 40.00%	16	2,693,100.00	1.19	168,318.75	6.112	37.78	360	357	3	34.70	718	12.68	19.37	35.77	32.18
40.01% - 45.00%	28	5,207,850.00	2.29	185,994.64	5.919	42.22	360	358	2	35.25	703	7.86	31.03	13.17	47.93
45.01% - 50.00%	45	7,348,089.00	3.23	163,290.87	6.055	49.02	360	358	2	37.10	711	15.31	28.05	8.91	47.72
50.01% - 55.00%	33	6,998,888.00	3.08	212,087.52	5.969	54.87	360	358	2	34.93	708	21.34	32.86	3.02	42.78
55.01% - 60.00%	66	14,427,475.00	6.35	218,598.11	6.113	58.73	360	357	3	36.00	685	3.35	45.75	3.05	47.85
60.01% - 65.00%	75	15,297,588.00	6.73	203,967.84	6.136	65.30	360	357	3	37.94	694	12.89	45.57	8.96	32.57
65.01% - 70.00%	73	15,946,839.00	7.02	218,449.85	6.303	73.42	360	358	2	36.42	702	19.70	58.32	4.28	17.69
70.01% - 75.00%	76	11,947,488.00	5.26	157,203.79	6.603	78.26	360	357	3	37.81	698	33.13	55.19	0.00	11.67
75.01% - 80.00%	646	121,153,681.00	53.32	187,544.40	6.524	90.88	360	357	3	38.89	701	28.02	52.57	7.63	11.79
80.01% - 85.00%	11	2,462,000.00	1.08	223,818.18	6.765	84.61	360	357	3	42.25	684	23.53	42.44	12.48	21.55
85.01% - 90.00%	61	10,324,356.00	4.54	169,251.74	6.781	89.59	360	357	3	39.13	702	25.80	42.51	3.10	28.59
90.01% - 95.00%	43	6,670,796.00	2.94	155,134.79	7.175	94.97	360	358	2	37.51	712	30.71	23.21	3.80	42.28
95.01% - 100.00%	13	2,418,506.00	1.06	186,038.92	6.764	100.00	360	358	2	38.10	729	100.00	0.00	0.00	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: 10.61
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
10.01% - 15.00%	2	$425,000.00	0.19%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771	0.00%	0.00%	82.35%	17.65%
15.01% - 20.00%	4	401,000.00	0.18	100,250.00	6.138	15.58	360	358	2	19.00	693	12.38	0.00	0.00	87.62
20.01% - 25.00%	5	534,000.00	0.24	106,800.00	6.028	22.21	360	358	2	40.54	698	53.48	0.00	0.00	46.52
25.01% - 30.00%	8	1,068,000.00	0.47	133,500.00	5.977	27.76	360	357	3	23.00	722	9.73	21.12	0.00	69.15
30.01% - 35.00%	9	1,765,600.00	0.78	196,177.78	5.789	33.12	360	358	2	43.24	722	8.15	21.25	0.00	70.60
35.01% - 40.00%	16	2,693,100.00	1.19	168,318.75	6.112	37.78	360	357	3	34.70	718	12.68	19.37	35.77	32.18
40.01% - 45.00%	28	5,207,850.00	2.29	185,994.64	5.919	42.22	360	358	2	35.25	703	7.86	31.03	13.17	47.93
45.01% - 50.00%	43	6,673,439.00	2.94	155,196.26	6.087	47.53	360	358	2	37.49	707	11.49	30.88	5.11	52.53
50.01% - 55.00%	31	6,565,440.00	2.89	211,788.39	5.967	52.57	360	358	2	34.91	708	19.37	35.03	0.00	45.60
55.01% - 60.00%	61	13,785,075.00	6.07	225,984.84	6.107	57.86	360	358	2	36.25	684	3.51	45.46	3.20	47.84
60.01% - 65.00%	66	14,581,775.00	6.42	220,935.98	6.110	63.28	360	357	3	38.06	692	11.66	43.44	10.72	34.18
65.01% - 70.00%	54	13,308,991.00	5.86	246,462.80	6.208	68.93	360	357	3	36.19	703	15.67	59.04	4.07	21.21
70.01% - 75.00%	47	9,470,650.00	4.17	201,503.19	6.418	73.27	360	357	3	38.89	700	32.78	51.87	0.00	15.35
75.01% - 80.00%	219	45,018,439.00	19.81	205,563.65	6.477	79.49	360	357	3	40.21	694	28.40	44.22	7.42	19.96
80.01% - 85.00%	13	2,771,685.00	1.22	213,206.54	6.801	84.66	360	357	3	41.25	681	20.89	48.89	11.08	19.14
85.01% - 90.00%	120	22,591,969.00	9.94	188,266.41	6.725	89.65	360	357	3	37.94	703	19.32	61.18	1.71	17.79
90.01% - 95.00%	164	27,169,115.00	11.96	165,665.34	6.795	94.77	360	357	3	37.02	705	28.56	45.69	9.04	16.71
95.01% - 100.00%	325	53,202,628.00	23.41	163,700.39	6.511	99.94	360	358	2	38.56	708	35.58	51.51	7.71	5.20
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: 10.61
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Geographic Concentration	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Alabama	5	$576,080.00	0.25%	115,216.00	7.212%	95.07%	360	358	2	39.77%	752	63.82%	36.18%	0.00%	0.00%
Alaska	1	110,000.00	0.05	110,000.00	6.125	48.89	360	358	2	37.81	649	0.00	100.00	0.00	0.00
Arizona	36	6,437,024.00	2.83	178,806.22	6.791	85.90	360	357	3	40.16	689	14.97	38.57	11.29	35.18
Arkansas	4	522,500.00	0.23	130,625.00	6.681	98.13	360	357	3	41.12	727	64.81	16.44	0.00	18.74
California	306	72,923,153.00	32.09	238,310.96	6.080	68.37	360	357	3	37.57	705	16.23	52.97	3.60	27.20
Colorado	17	3,533,797.00	1.56	207,870.41	6.571	90.18	360	357	3	36.69	700	25.88	56.09	0.00	18.03
Connecticut	22	4,401,588.00	1.94	200,072.18	6.396	78.67	360	357	3	40.10	700	34.52	43.83	5.76	15.90
Delaware	1	255,800.00	0.11	255,800.00	7.375	84.98	360	357	3	32.97	656	0.00	100.00	0.00	0.00
Florida	81	13,276,774.00	5.84	163,910.79	6.821	88.47	360	358	2	36.76	703	19.98	45.94	8.47	25.61
Georgia	267	41,588,454.00	18.30	155,762.00	6.371	92.24	360	358	2	37.28	708	35.40	44.82	8.37	11.41
Hawaii	5	1,617,700.00	0.71	323,540.00	6.381	78.47	360	357	3	44.47	681	19.69	56.70	0.00	23.61
Illinois	11	1,743,325.00	0.77	158,484.09	6.970	90.99	360	358	2	36.08	710	34.49	36.93	0.00	28.58
Indiana	7	704,125.00	0.31	100,589.29	7.015	88.47	360	356	4	47.60	680	37.55	19.73	0.00	42.72
Iowa	1	117,600.00	0.05	117,600.00	6.500	80.00	360	356	4	43.66	726	100.00	0.00	0.00	0.00
Kentucky	5	465,450.00	0.20	93,090.00	6.676	91.12	360	357	3	46.43	683	37.88	43.85	0.00	18.27
Maine	3	458,400.00	0.20	152,800.00	6.793	82.80	360	357	3	32.50	729	16.09	23.77	60.15	0.00
Maryland	13	1,912,350.00	0.84	147,103.85	7.153	83.01	360	357	3	42.05	688	20.01	51.32	12.82	15.86
Massachusetts	11	2,792,831.00	1.23	253,893.73	6.803	77.70	360	358	2	39.44	668	20.37	73.51	0.00	6.12
Michigan	38	6,377,272.00	2.81	167,822.95	6.643	79.56	360	356	4	40.38	694	62.85	21.97	0.00	15.17
Minnesota	8	1,038,851.00	0.46	129,856.38	7.064	91.42	360	357	3	34.49	706	0.00	68.43	19.46	12.11
Mississippi	9	998,150.00	0.44	110,905.56	6.542	92.40	360	357	3	38.89	692	32.26	50.76	7.48	9.50
Missouri	2	377,250.00	0.17	188,625.00	7.011	86.91	360	357	3	32.28	682	0.00	100.00	0.00	0.00
Nebraska	2	267,150.00	0.12	133,575.00	6.475	88.02	360	356	4	42.03	724	40.13	59.87	0.00	0.00
Nevada	7	1,509,272.00	0.66	215,610.29	6.314	80.41	360	357	3	37.67	705	22.33	61.17	0.00	16.50
New Hampshire	1	153,000.00	0.07	153,000.00	6.750	61.20	360	358	2	25.03	712	0.00	100.00	0.00	0.00
New Jersey	57	12,489,316.00	5.50	219,110.81	6.722	76.36	360	358	2	37.08	692	24.77	41.52	7.73	25.98
New Mexico	13	1,877,368.00	0.83	144,412.92	6.897	93.24	360	357	3	37.88	720	32.66	32.61	6.12	28.61
New York	75	20,279,675.00	8.92	270,395.67	6.451	74.66	360	357	3	41.22	693	21.96	42.68	15.74	19.62
North Carolina	11	1,443,150.00	0.64	131,195.45	6.807	79.94	360	357	3	36.62	677	29.48	35.02	12.18	23.33
Ohio	17	1,713,319.00	0.75	100,783.47	6.973	84.57	360	358	2	40.77	664	36.66	21.42	0.00	41.92
Oklahoma	1	66,950.00	0.03	66,950.00	7.500	94.96	360	357	3	41.86	773	100.00	0.00	0.00	0.00
Oregon	6	1,041,520.00	0.46	173,586.67	6.768	93.20	360	358	2	41.87	682	9.94	90.06	0.00	0.00
Pennsylvania	30	3,865,125.00	1.70	128,837.50	6.727	77.41	360	358	2	41.03	705	21.04	33.54	0.00	45.42
Rhode Island	4	969,000.00	0.43	242,250.00	6.786	85.17	360	358	2	43.34	657	31.43	68.57	0.00	0.00
South Carolina	21	2,923,811.00	1.29	139,229.10	6.967	92.65	360	358	2	40.69	710	24.07	38.69	17.73	19.51
South Dakota	2	265,475.00	0.12	132,737.50	6.427	78.27	360	356	4	42.29	697	52.91	47.09	0.00	0.00
Tennessee	11	1,350,100.00	0.59	122,736.36	6.970	92.96	360	357	3	37.87	701	21.09	39.47	21.07	18.37
Texas	68	8,305,147.00	3.65	122,134.51	6.764	90.32	360	357	3	37.05	707	10.16	55.70	14.74	19.40
Utah	1	80,000.00	0.04	80,000.00	6.000	43.24	360	358	2	46.63	653	0.00	100.00	0.00	0.00
Virginia	14	2,740,396.00	1.21	195,742.57	6.778	86.69	360	357	3	38.69	678	21.89	57.94	0.00	20.16
Washington	19	3,409,158.00	1.50	179,429.37	6.360	87.08	360	358	2	37.64	707	40.43	40.51	0.00	19.06
Wisconsin	1	113,250.00	0.05	113,250.00	6.875	87.12	360	356	4	40.75	623	100.00	0.00	0.00	0.00
Wyoming	1	143,100.00	0.06	143,100.00	6.500	89.44	360	356	4	0.00	679	0.00	0.00	0.00	100.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

North-South CA	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
North CA	49	$11,280,633.00	4.96%	230,217.00	5.953%	61.33%	360	357	3	31.93%	723	26.71%	29.91%	13.35%	30.03%
South CA	257	61,642,520.00	27.13	239,854.16	6.103	69.66	360	357	3	38.38	702	14.31	57.19	1.82	26.69
States Not CA	909	154,310,603.00	67.91	169,758.64	6.602	85.37	360	357	3	38.54	699	28.08	44.56	8.33	19.03
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Zip Code Concemtration	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
30016	16	$2,281,821.00	1.00%	142,613.81	6.572%	95.80%	360	358	2	37.55%	711	44.95%	39.96%	0.00%	15.09%
93033	6	1,775,750.00	0.78	295,958.33	5.971	55.88	360	358	2	54.13	671	12.70	0.00	14.97	72.33
90201	4	1,349,650.00	0.59	337,412.50	6.030	69.26	360	357	3	31.99	696	0.00	100.00	0.00	0.00
85353	8	1,243,371.00	0.55	155,421.38	6.678	90.91	360	357	3	38.95	698	13.84	25.66	11.26	49.23
30114	6	1,180,700.00	0.52	196,783.33	6.479	95.51	360	358	2	49.62	725	33.21	43.66	14.72	8.42
Other	1,175	219,402,464.00	96.55	186,725.50	6.438	79.86	360	357	3	38.21	701	24.32	47.53	6.79	21.36
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Loan Purpose	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Purchase	690	$115,826,650.00	50.97%	167,864.71	6.593%	90.48%	360	358	2	37.75%	711	25.85%	49.21%	9.07%	15.87%
Refinance - Cashout	421	92,638,281.00	40.77	220,043.42	6.278	67.64	360	358	2	38.46	689	17.97	48.54	3.98	29.52
Refinance - Rate Term	104	18,768,825.00	8.26	180,469.47	6.231	75.22	360	357	3	40.28	699	45.75	28.84	6.86	18.55
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Document Type	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
No Income No Asset	270	$49,237,272.00	21.67%	182,360.27	6.506%	68.28%	360	357	3	51.79%	696	0.00%	0.00%	0.00%	100.00%
No Ratio	80	15,483,075.00	6.81	193,538.44	6.535	78.69	360	357	3	0.00	712	0.00	0.00	100.00	0.00
Stated Income Full Asset	344	63,496,999.00	27.94	184,584.30	6.472	86.45	360	358	2	37.46	703	0.00	100.00	0.00	0.00
Full Documentation	312	55,139,367.00	24.27	176,728.74	6.329	85.71	360	357	3	39.19	707	100.00	0.00	0.00	0.00
Stated Documentation	209	43,877,043.00	19.31	209,938.00	6.398	76.66	360	358	2	38.12	691	0.00	100.00	0.00	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Property Type	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
2-4 Family	89	$25,218,479.00	11.10%	283,353.70	6.384%	70.05%	360	357	3	36.29%	713	14.96%	62.80%	8.87%	13.36%
Condo	84	14,855,013.00	6.54	176,845.39	6.545	83.86	360	357	3	37.38	709	27.48	47.94	2.58	22.00
PUD	329	57,411,792.00	25.27	174,503.93	6.487	87.56	360	358	2	37.63	702	25.54	45.91	8.91	19.65
Single Family Residence	713	129,748,472.00	57.10	181,975.42	6.409	78.00	360	357	3	39.04	698	25.17	44.75	5.97	24.11
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Occupancy	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Non-Owner Occupied	223	$37,502,982.00	16.50%	168,174.81	6.694%	76.62%	360	357	3	36.13%	716	19.55%	65.49%	6.73%	8.22%
Owner Occupied	939	181,468,135.00	79.86	193,256.80	6.369	80.20	360	358	2	38.79	698	24.98	43.62	6.49	24.90
Second Home	53	8,262,639.00	3.64	155,898.85	6.690	88.62	360	357	3	37.89	713	30.27	44.37	14.19	11.17
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Lien Position	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
1	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Prepayment Penalty	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
0	342	$63,373,847.00	27.89%	185,303.65	6.573%	79.49%	360	357	3	39.23%	702	36.13%	38.85%	4.47%	20.55%
6	5	1,075,410.00	0.47	215,082.00	5.759	73.84	360	357	3	33.88	716	48.05	7.07	27.28	17.60
12	89	22,638,913.00	9.96	254,369.81	6.493	73.92	360	357	3	40.93	691	20.22	45.73	14.15	19.90
24	128	20,972,479.00	9.23	163,847.49	6.517	81.06	360	357	3	36.39	704	18.49	49.71	8.13	23.68
36	566	103,446,329.00	45.52	182,767.37	6.351	80.16	360	358	2	37.57	700	18.23	52.70	5.61	23.47
60	85	15,726,778.00	6.92	185,020.92	6.282	87.54	360	358	2	37.39	714	28.33	46.95	10.46	14.26
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

wa Term: 23.989

Prepayment Type	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
12H	82	$20,954,313.00	9.22%	255,540.40	6.519%	74.95%	360	357	3	41.27%	688	21.84%	46.41%	13.94%	17.81%
12M	7	1,684,600.00	0.74	240,657.14	6.167	61.10	360	357	3	33.07	720	0.00	37.16	16.85	46.00
24H	67	11,297,805.00	4.97	168,623.96	6.380	81.00	360	358	2	36.21	704	22.74	53.26	5.49	18.51
24M	58	9,089,674.00	4.00	156,718.52	6.726	82.63	360	357	3	37.74	707	14.39	44.47	11.93	29.21
24S	3	585,000.00	0.26	195,000.00	5.888	57.69	360	357	3	20.86	673	0.00	62.53	0.00	37.47
36H	440	80,565,216.00	35.45	183,102.76	6.302	79.51	360	358	2	37.02	698	17.03	55.09	5.91	21.97
36M	113	20,513,993.00	9.03	181,539.76	6.524	83.02	360	357	3	39.60	707	21.95	45.56	4.08	28.41
36S	13	2,367,120.00	1.04	182,086.15	6.513	77.59	360	357	3	40.46	728	26.82	33.01	8.55	31.62
60H	53	9,035,813.00	3.98	170,487.04	6.334	90.55	360	358	2	39.44	695	28.49	42.79	11.82	16.89
60M	12	2,159,350.00	0.95	179,945.83	6.466	87.96	360	357	3	39.61	720	3.01	64.31	19.13	13.55
60S	20	4,531,615.00	1.99	226,580.75	6.092	81.32	360	358	2	33.24	749	40.07	46.99	3.61	9.33
6H	1	76,400.00	0.03	76,400.00	6.250	79.58	360	357	3	12.52	707	0.00	100.00	0.00	0.00
6M	4	999,010.00	0.44	249,752.50	5.722	73.40	360	357	3	37.05	717	51.71	0.00	29.35	18.94
No PPP	342	63,373,847.00	27.89	185,303.65	6.573	79.49	360	357	3	39.23	702	36.13	38.85	4.47	20.55
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Balloon Flag	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Not a Balloon Loan	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Originator	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Alterna Mortgage	15	$2,435,246.00	1.07%	162,349.73	7.200%	82.70%	360	359	1	37.93%	691	0.00%	68.07%	0.00%	31.93%
Avaris Capital	3	728,500.00	0.32	242,833.33	5.732	59.21	360	359	1	35.35	716	0.00	100.00	0.00	0.00
Equity Now, Inc.	22	5,830,750.00	2.57	265,034.09	6.577	63.74	360	356	4	44.84	688	22.69	0.00	50.27	27.03
Gateway Bank FSB	27	6,557,660.00	2.89	242,876.30	5.840	62.45	360	357	3	34.84	733	49.32	13.81	13.60	23.27
Mortgage Enterprise, Ltd.	6	1,863,600.00	0.82	310,600.00	6.590	76.96	360	357	3	46.16	713	46.87	0.00	22.86	30.27
Opteum	974	177,851,682.00	78.27	182,599.26	6.461	81.88	360	358	2	37.73	700	21.38	50.89	6.32	21.41
Pemmtek Mortgage Services	3	570,550.00	0.25	190,183.33	7.483	94.85	360	357	3	39.17	688	30.09	0.00	0.00	69.91
Provident Bank	55	13,083,700.00	5.76	237,885.45	6.100	76.36	360	357	3	39.13	716	28.55	68.02	0.00	3.43
Quicken Loans	77	11,789,225.00	5.19	153,106.82	6.517	77.69	360	356	4	43.07	689	61.43	14.15	0.00	24.41
Realty Mortgage Corp	11	1,456,723.00	0.64	132,429.36	6.442	79.09	360	355	5	40.36	737	24.32	63.05	0.00	12.63
Shearson Mortgage	4	885,800.00	0.39	221,450.00	6.297	68.14	360	356	4	37.50	730	23.87	59.28	0.00	16.85
Sun West Mortgage Co.	18	4,180,320.00	1.84	232,240.00	6.335	67.60	360	357	3	43.93	706	0.00	37.35	0.00	62.65
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Gross Rate-FRMS	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
4.501% - 5.000%	3	$776,700.00	0.34%	258,900.00	5.000%	68.93%	360	359	1	30.63%	715	42.68%	14.83%	0.00%	42.49%
5.001% - 5.500%	26	6,267,900.00	2.76	241,073.08	5.425	59.37	360	358	2	33.19	716	22.65	48.07	0.00	29.28
5.501% - 6.000%	287	62,457,136.00	27.49	217,620.68	5.873	70.66	360	358	2	37.96	714	28.98	40.72	6.18	24.12
6.001% - 6.500%	432	82,599,452.00	36.35	191,202.44	6.338	81.78	360	357	3	38.51	701	23.72	55.99	5.92	14.38
6.501% - 7.000%	266	44,660,712.00	19.65	167,897.41	6.782	85.95	360	357	3	39.25	690	24.26	42.71	9.64	23.38
7.001% - 7.500%	111	16,637,974.00	7.32	149,891.66	7.297	89.14	360	357	3	37.85	692	22.56	46.33	8.97	22.15
7.501% - 8.000%	68	10,735,038.00	4.72	157,868.21	7.770	89.84	360	358	2	40.15	692	8.22	39.50	7.03	45.25
8.001% - 8.500%	15	1,959,344.00	0.86	130,622.93	8.218	90.69	360	357	3	32.09	657	13.44	42.85	9.16	34.56
8.501% - 9.000%	6	1,004,300.00	0.44	167,383.33	8.762	88.73	360	357	3	27.05	646	0.00	56.65	0.00	43.35
9.501% - 10.000%	1	135,200.00	0.06	135,200.00	10.000	95.00	360	357	3	16.87	656	0.00	100.00	0.00	0.00
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Minimum: 5.000%
Maximum: 10.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

PMI	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
GEMICO	12	$2,022,325.00	0.89%	168,527.08	6.899%	91.51%	360	357	3	39.12%	699	53.54%	11.38%	0.00%	35.08%
MGIC	5	942,700.00	0.41	188,540.00	6.612	89.71	360	358	2	37.43	706	35.71	33.72	0.00	30.57
No MI	1,102	208,316,208.00	91.67	189,034.67	6.390	78.80	360	357	3	38.25	700	23.45	48.84	7.01	20.70
PMI Mortgage Insurance	24	4,732,719.00	2.08	197,196.63	6.982	91.73	360	358	2	37.91	717	13.35	51.05	9.05	26.54
Radian Guaranty	15	2,297,035.00	1.01	153,135.67	7.004	89.86	360	357	3	42.74	680	6.64	13.71	0.00	79.66
Republic Mortgage Insurance	3	489,246.00	0.22	163,082.00	7.690	91.54	360	358	2	0.00	719	0.00	0.00	0.00	100.00
Triad Guaranty Insurance Co.	5	701,610.00	0.31	140,322.00	7.476	92.84	360	357	3	45.03	732	18.11	38.92	20.46	22.51
United Guaranty	49	7,731,913.00	3.40	157,794.14	6.815	93.71	360	358	2	37.12	721	51.64	27.00	3.99	17.38
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

Interest Only Terms	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
0	593	$109,555,310.00	48.21%	184,747.57	6.405%	75.57%	360	357	3	38.62%	701	20.75%	45.90%	7.03%	26.32%
60	8	2,088,160.00	0.92	261,020.00	6.150	83.69	360	357	3	43.88	706	42.48	57.52	0.00	0.00
120	614	115,590,286.00	50.87	188,257.79	6.468	83.94	360	358	2	37.78	701	27.28	48.35	6.73	17.64
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	79.92%	360	357	3	38.24%	701	24.28%	47.25%	6.81%	21.65%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	1,946	$409,686,768.59	48.47%	210,527.63	6.209%	78.04%	354	352	3	37.82%	696
Non-Conforming	834	435,469,629.86	51.53	522,145.84	6.078	74.56	358	355	2	37.35	706
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

AVG UPB: $304,013.09
MIN UPB: $26,033.45
MAX UPB: $2,000,000.00
GROSS WAC: 6.1418144912%
MIN RATE: 3.875%
MAX RATE: 12.000%
MIN ORIG LTV: 16.00%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 175
MAX WAM: 359
% SF/PUD: 83.42%
% FULL/ALT: 20.99%
% CASHOUT: 32.24%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 10.90%
WA LTV: 76.25%
% FICO > 679: 64.88%
% NO FICO: 0.00%
WA FICO: 701
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 71.09%
CALIFORNIA %: 51.36%
NORTH CA. %: 12.87%
SOUTH CA. %: 38.49%
ARM%: 78.42%
FIXED%: 21.58%
%IO: 83.52%
WA DTI: 37.58%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	34	$11,477,458.00	1.36%	337,572.29	5.671%	74.44%	360	357	3	29.38%	754
15YR FXD	67	14,274,584.84	1.69	213,053.51	5.835	57.89	180	178	2	33.25	700
15YR FXD -120 MONTH IO	1	1,880,000.00	0.22	1,880,000.00	4.750	80.00	180	177	3	36.94	755
20YR FXD	14	3,761,581.50	0.45	268,684.39	5.996	59.72	240	237	3	41.88	682
2/6 MONTH LIBOR	197	46,259,160.45	5.47	234,818.07	6.805	82.23	360	358	2	40.56	648
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350.00	0.29	303,418.75	6.479	80.09	360	356	4	41.83	706
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676.00	4.25	309,867.90	6.465	80.62	360	357	3	41.02	656
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931.00	22.70	280,891.55	6.126	79.24	360	358	2	38.60	692
30YR FXD	103	50,030,457.90	5.92	485,732.60	6.046	71.82	360	358	2	40.20	709
30YR FXD - 60 MONTH IO	3	1,695,000.00	0.20	565,000.00	6.472	81.40	360	357	3	47.04	626
30YR FXD -120 MONTH IO	190	110,753,385.00	13.10	582,912.55	6.126	69.09	360	358	2	34.89	716
3/6 MONTH LIBOR	30	7,342,679.17	0.87	244,755.97	6.639	77.49	360	357	3	40.89	673
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667.00	0.04	300,667.00	5.875	80.00	360	355	5	36.84	741
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650.00	0.86	363,732.50	6.319	78.30	360	357	3	39.78	684
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954.00	0.79	305,361.55	6.382	78.67	360	357	3	36.38	681
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351.00	3.81	287,788.85	5.980	76.27	360	357	3	39.10	716
5/6 MONTH LIBOR	58	13,659,992.32	1.62	235,517.11	6.269	74.03	360	357	3	37.20	705
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650.00	0.07	292,325.00	5.991	81.71	360	356	4	35.46	664
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175.00	5.18	370,781.14	6.079	77.86	360	357	3	37.20	707
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290.00	24.31	246,622.20	6.152	77.63	360	358	2	36.84	710
6 MONTH LIBOR	6	1,859,149.62	0.22	309,858.27	6.013	78.83	360	356	4	41.29	695
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261.00	0.37	313,026.10	5.552	71.16	360	356	4	41.52	706
6 MONTH LIBOR -120 MONTH IO	80	27,196,974.00	3.22	339,962.18	5.713	76.02	360	356	4	33.54	712
7/6 MONTH LIBOR	8	2,122,914.66	0.25	265,364.33	5.810	75.28	360	358	2	30.88	754
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150.00	0.69	362,009.38	5.699	74.34	360	357	3	35.39	724
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956.00	2.06	362,519.92	5.773	75.51	360	358	2	35.08	734
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	6	$251,649.00	0.03%	41,941.50	7.385%	71.85%	307	305	2	36.48%	703
$50,000.01 - $100,000.00	137	11,928,724.00	1.41	87,070.98	6.473	73.52	353	350	2	34.70	697
$100,000.01 - $150,000.00	427	54,832,001.00	6.48	128,412.18	6.383	78.32	353	351	2	36.27	703
$150,000.01 - $200,000.00	420	73,456,385.00	8.68	174,896.15	6.300	78.09	350	348	2	36.52	698
$200,000.01 - $250,000.00	337	76,280,629.00	9.02	226,352.01	6.123	77.86	354	352	2	38.17	695
$250,000.01 - $300,000.00	300	82,708,707.00	9.78	275,695.69	6.114	78.31	357	354	3	38.70	693
$300,000.01 - $350,000.00	235	76,410,523.00	9.03	325,151.16	6.090	78.73	355	353	3	38.48	692
$350,000.01 - $400,000.00	236	89,213,142.00	10.55	378,021.79	6.200	77.40	359	356	2	38.24	691
$400,000.01 - $450,000.00	207	88,116,975.00	10.42	425,685.87	6.067	77.58	358	356	2	40.10	701
$450,000.01 - $500,000.00	165	78,548,175.00	9.29	476,049.55	6.147	76.86	359	356	3	37.42	705
$500,000.01 - $550,000.00	79	41,396,394.00	4.89	524,004.99	6.032	76.94	360	357	3	38.44	705
$550,000.01 - $600,000.00	52	29,901,186.00	3.53	575,022.81	6.065	76.14	360	358	2	38.75	713
$600,000.01 - $650,000.00	77	48,802,010.00	5.77	633,792.34	6.142	73.48	360	358	2	35.58	710
$650,000.01 - $700,000.00	17	11,450,900.00	1.35	673,582.35	5.852	73.97	360	358	2	37.74	691
$700,000.01 - $750,000.00	22	16,051,300.00	1.90	729,604.55	5.954	72.38	360	357	3	35.53	734
$750,000.01 - $800,000.00	8	6,231,850.00	0.74	778,981.25	6.042	66.01	337	335	2	35.78	736
$800,000.01 - $850,000.00	8	6,650,500.00	0.79	831,312.50	5.903	69.82	360	357	3	32.25	717
$850,000.01 - $900,000.00	9	7,891,000.00	0.93	876,777.78	6.083	73.77	360	357	3	35.31	719
$900,000.01 - $950,000.00	7	6,512,700.00	0.77	930,385.71	6.075	74.99	360	358	2	39.89	695
$950,000.01 - $1,000,000.00	13	12,866,989.00	1.52	989,768.38	6.502	65.83	360	357	3	35.15	707
$1,000,000.01 >=	18	26,454,650.00	3.13	1,469,702.78	5.820	57.27	339	336	2	30.27	722
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	76.25%	356	353	3	37.59%	701

Minimum: $26,400.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	6	$250,904.44	0.03%	41,817.41	7.378%	71.92%	307	305	2	36.48%	703
$50,000.01 - $100,000.00	137	11,910,104.47	1.41	86,935.07	6.473	73.52	353	350	2	34.70	697
$100,000.01 - $150,000.00	427	54,778,599.10	6.48	128,287.12	6.383	78.33	353	351	2	36.27	703
$150,000.01 - $200,000.00	420	73,350,929.01	8.68	174,645.07	6.300	78.10	350	348	2	36.52	698
$200,000.01 - $250,000.00	337	76,212,406.84	9.02	226,149.58	6.123	77.87	354	352	2	38.17	695
$250,000.01 - $300,000.00	302	83,230,877.97	9.85	275,598.93	6.111	78.23	356	354	3	38.74	693
$300,000.01 - $350,000.00	233	75,739,979.97	8.96	325,064.29	6.092	78.82	356	353	3	38.43	692
$350,000.01 - $400,000.00	236	89,123,755.16	10.55	377,643.03	6.199	77.40	359	356	2	38.24	691
$400,000.01 - $450,000.00	207	88,026,173.84	10.42	425,247.22	6.066	77.58	358	356	2	40.10	701
$450,000.01 - $500,000.00	166	78,969,479.18	9.34	475,719.75	6.146	76.88	359	356	3	37.43	705
$500,000.01 - $550,000.00	79	41,402,270.70	4.90	524,079.38	6.034	76.94	360	358	2	38.42	706
$550,000.01 - $600,000.00	51	29,330,776.96	3.47	575,113.27	6.064	76.07	360	358	2	38.79	713
$600,000.01 - $650,000.00	77	48,782,208.67	5.77	633,535.18	6.142	73.48	360	358	2	35.57	710
$650,000.01 - $700,000.00	17	11,445,671.68	1.35	673,274.80	5.852	73.97	360	358	2	37.74	691
$700,000.01 - $750,000.00	22	16,036,288.72	1.90	728,922.21	5.954	72.38	360	357	3	35.53	734
$750,000.01 - $800,000.00	8	6,222,473.15	0.74	777,809.14	6.043	66.03	337	335	2	35.78	736
$800,000.01 - $850,000.00	8	6,644,628.49	0.79	830,578.56	5.903	69.82	360	357	3	32.23	717
$850,000.01 - $900,000.00	9	7,891,000.00	0.93	876,777.78	6.083	73.77	360	357	3	35.31	719
$900,000.01 - $950,000.00	7	6,507,835.19	0.77	929,690.74	6.075	74.99	360	358	2	39.89	695
$950,000.01 - $1,000,000.00	13	12,860,306.27	1.52	989,254.33	6.503	65.83	360	357	3	35.15	707
$1,000,000.01 >=	18	26,439,728.62	3.13	1,468,873.81	5.820	57.27	339	337	2	30.29	722
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Minimum: $26,033.45
Maximum: $2,000,000.00

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.03%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.27	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	90	36,456,354.18	4.31	405,070.60	4.913	71.26	348	346	2	34.79	734
5.001% - 5.500%	352	109,419,998.91	12.95	310,852.27	5.369	72.80	351	349	2	35.28	727
5.501% - 6.000%	852	280,863,251.58	33.23	329,651.70	5.840	74.54	356	353	3	37.37	711
6.001% - 6.500%	747	222,606,630.19	26.34	298,000.84	6.311	77.28	357	355	3	38.54	693
6.501% - 7.000%	448	122,528,281.13	14.50	273,500.63	6.794	79.45	358	355	2	39.00	677
7.001% - 7.500%	164	41,999,254.99	4.97	256,093.02	7.289	80.09	360	358	2	37.36	680
7.501% - 8.000%	80	20,494,995.92	2.42	256,187.45	7.768	85.37	360	358	2	39.88	659
8.001% - 8.500%	27	5,756,954.71	0.68	213,220.54	8.303	84.33	360	358	2	37.44	655
8.501% - 9.000%	7	1,787,959.38	0.21	255,422.77	8.752	83.86	360	357	3	43.86	651
9.001% - 9.500%	2	272,200.00	0.03	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	1	400,000.00	0.05	400,000.00	9.875	94.12	360	359	1	45.16	609
11.501% - 12.000%	1	26,033.45	0.00	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Minimum: 3.875%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	68	$16,154,584.84	1.91%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707
240	14	3,761,581.50	0.45	268,684.39	5.996	59.72	240	237	3	41.88	682
360	2,698	825,240,232.10	97.64	305,871.10	6.151	76.63	360	358	2	37.63	701
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	68	$16,154,584.84	1.91%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707
181 - 240	14	3,761,581.50	0.45	268,684.39	5.996	59.72	240	237	3	41.88	682
301 - 360	2,698	825,240,232.10	97.64	305,871.10	6.151	76.63	360	358	2	37.63	701
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Minimum: 175
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	570	$174,349,254.00	20.63%	305,875.88	6.119%	76.30%	357	356	1	37.34%	702
2	816	240,525,400.10	28.46	294,761.52	6.151	76.19	356	354	2	37.13	701
3	971	299,421,407.29	35.43	308,363.96	6.134	76.26	354	351	3	37.67	701
4	307	99,037,386.41	11.72	322,597.35	6.263	75.86	358	354	4	38.82	700
5	106	29,484,267.47	3.49	278,153.47	5.883	77.34	358	353	5	37.91	702
6	6	1,499,179.99	0.18	249,863.33	5.875	80.19	360	354	6	38.79	693
7	3	734,636.66	0.09	244,878.89	6.325	76.94	360	353	7	44.13	607
10	1	104,866.54	0.01	104,866.54	4.625	91.05	360	350	10	32.97	598
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Minimum: 1
Maximum: 10

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	477	$153,584,687.53	18.17%	321,980.48	6.196%	70.74%	354	351	3	0.00%	706
1.001% - 6.000%	2	956,000.00	0.11	478,000.00	5.750	80.00	360	357	3	4.21	756
6.001% - 11.000%	12	2,829,916.77	0.33	235,826.40	6.527	80.09	360	357	3	8.25	745
11.001% - 16.000%	21	7,817,129.96	0.92	372,244.28	5.842	67.95	331	328	3	13.95	702
16.001% - 21.000%	65	21,099,778.54	2.50	324,611.98	6.047	68.69	356	354	2	18.71	715
21.001% - 26.000%	117	31,944,369.08	3.78	273,028.80	6.024	73.86	355	353	2	23.66	709
26.001% - 31.000%	213	65,214,860.65	7.72	306,173.05	5.947	74.47	359	356	2	28.72	718
31.001% - 36.000%	417	118,049,037.91	13.97	283,091.22	6.087	76.33	357	354	2	33.74	706
36.001% - 41.000%	620	186,855,613.43	22.11	301,380.02	6.118	78.81	356	353	2	38.51	699
41.001% - 46.000%	592	179,827,266.09	21.28	303,762.27	6.144	79.39	358	356	2	43.36	693
46.001% - 51.000%	190	59,347,192.47	7.02	312,353.64	6.465	79.05	356	353	3	48.26	677
51.001% - 56.000%	40	11,966,375.44	1.42	299,159.39	6.349	78.32	356	353	3	53.40	685
56.001% - 61.000%	9	3,660,388.71	0.43	406,709.86	6.183	74.80	351	347	4	58.46	687
61.001% - 66.000%	2	789,600.00	0.09	394,800.00	6.196	80.00	360	358	2	63.30	704
66.001% - 71.000%	2	569,400.00	0.07	284,700.00	7.064	85.33	360	358	2	69.24	628
76.001% - 81.000%	1	644,781.87	0.08	644,781.87	6.250	79.76	360	356	4	77.63	792
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Minimum: 0.00%
Maximum: 77.63%
WADTI: 37.58%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
520 - 529	1	$255,122.10	0.03%	255,122.10	8.950%	80.00%	360	355	5	31.83%	524
540 - 549	1	347,184.92	0.04	347,184.92	8.150	84.34	360	357	3	48.76	547
550 - 559	2	628,042.39	0.07	314,021.20	6.437	72.67	360	355	5	38.92	554
570 - 579	4	1,161,379.82	0.14	290,344.96	6.609	77.25	360	357	3	38.86	575
580 - 589	26	6,289,353.13	0.74	241,898.20	7.080	83.41	360	357	3	41.34	584
590 - 599	26	6,338,015.17	0.75	243,769.81	6.806	81.72	360	358	2	42.04	594
600 - 609	42	14,085,561.35	1.67	335,370.51	6.810	81.84	360	358	2	42.29	605
610 - 619	23	5,680,910.81	0.67	246,996.12	6.778	86.79	360	357	3	38.68	614
620 - 629	108	30,168,894.89	3.57	279,341.62	6.581	79.41	354	352	2	38.94	624
630 - 639	134	36,039,000.58	4.26	268,947.77	6.534	75.66	349	346	2	37.91	634
640 - 649	142	38,880,519.10	4.60	273,806.47	6.402	77.33	356	353	3	39.64	645
650 - 659	165	47,397,141.67	5.61	287,255.40	6.359	76.71	353	350	3	39.37	655
660 - 669	179	54,234,870.84	6.42	302,988.11	6.331	78.25	357	355	3	38.92	665
670 - 679	175	55,317,779.88	6.55	316,101.60	6.214	76.70	358	355	3	38.47	675
680 - 689	245	75,780,273.28	8.97	309,307.24	6.114	77.01	356	353	3	38.82	684
690 - 699	182	54,802,825.27	6.48	301,114.42	6.191	75.87	357	354	3	36.49	694
700 - 709	188	58,921,571.54	6.97	313,412.61	6.044	77.23	359	356	3	37.59	704
710 - 719	150	50,924,296.20	6.03	339,495.31	6.049	74.20	357	355	3	37.52	714
720 - 729	167	53,911,598.30	6.38	322,823.94	5.901	74.14	357	355	2	35.79	724
730 - 739	147	45,922,744.23	5.43	312,399.62	5.879	75.69	359	356	2	36.47	735
740 - 749	142	38,610,656.49	4.57	271,906.03	5.937	77.58	359	357	2	37.13	744
750 - 759	126	38,806,051.14	4.59	307,984.53	5.923	74.45	349	347	2	37.05	755
760 - 769	114	39,182,528.61	4.64	343,706.39	5.865	73.56	359	356	2	34.84	765
770 - 779	110	32,494,594.55	3.84	295,405.40	5.830	74.33	357	355	2	37.02	774
780 - 789	88	30,221,245.36	3.58	343,423.24	5.880	72.77	356	353	2	32.30	784
790 - 799	53	17,317,423.88	2.05	326,743.85	5.885	74.75	345	342	3	36.06	793
800 - 809	30	8,057,951.30	0.95	268,598.38	5.880	71.76	344	341	2	32.73	804
810 - 819	10	3,378,861.65	0.40	337,886.16	5.994	78.90	360	357	3	37.69	813
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Minimum FICO: 524
Maximum FICO: 816
WA FICO: 701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	4	$1,354,533.45	0.16%	338,633.36	7.156%	16.78%	357	354	3	20.22%	644
20.01% - 25.00%	3	520,455.13	0.06	173,485.04	5.752	23.99	278	277	2	35.65	780
25.01% - 30.00%	9	1,718,127.95	0.20	190,903.11	5.400	26.56	272	270	2	29.75	727
30.01% - 35.00%	10	2,445,732.87	0.29	244,573.29	6.021	32.33	311	308	2	32.54	671
35.01% - 40.00%	18	6,581,903.48	0.78	365,661.30	5.587	38.03	337	336	2	28.56	728
40.01% - 45.00%	19	7,829,643.60	0.93	412,086.51	5.812	43.03	343	341	2	28.13	715
45.01% - 50.00%	26	10,170,706.07	1.20	391,181.00	5.744	47.77	323	320	3	30.62	740
50.01% - 55.00%	49	21,436,636.74	2.54	437,482.38	5.887	52.60	354	352	2	35.64	723
55.01% - 60.00%	50	21,705,998.17	2.57	434,119.96	5.716	58.06	339	336	2	32.69	706
60.01% - 65.00%	113	44,985,391.18	5.32	398,100.81	5.811	63.92	350	347	3	32.83	708
65.01% - 70.00%	183	54,727,593.81	6.48	299,057.89	6.112	69.25	356	353	3	37.72	701
70.01% - 75.00%	170	58,205,378.11	6.89	342,384.58	6.194	73.72	355	353	3	37.34	706
75.01% - 80.00%	1,772	521,377,008.94	61.69	294,230.82	6.095	79.76	358	356	3	37.79	704
80.01% - 85.00%	59	19,193,102.67	2.27	325,306.82	6.597	84.30	360	358	2	41.25	642
85.01% - 90.00%	201	52,153,810.88	6.17	259,471.70	6.888	89.59	360	358	2	41.39	661
90.01% - 95.00%	75	16,444,687.68	1.95	219,262.50	7.062	94.75	360	358	2	37.59	687
95.01% - 100.00%	19	4,305,687.72	0.51	226,615.14	6.297	99.77	360	358	2	39.35	723
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Minimum: 16.00
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	3	$1,328,500.00	0.16%	442,833.33	7.061%	16.79%	360	357	3	19.73%	644
20.01% - 25.00%	3	520,455.13	0.06	173,485.04	5.752	23.99	278	277	2	35.65	780
25.01% - 30.00%	7	960,559.94	0.11	137,222.85	5.439	26.33	241	238	3	29.75	705
30.01% - 35.00%	10	2,445,732.87	0.29	244,573.29	6.021	32.33	311	308	2	32.54	671
35.01% - 40.00%	16	5,185,903.48	0.61	324,118.97	5.708	37.38	331	329	2	25.53	728
40.01% - 45.00%	17	6,977,215.25	0.83	410,424.43	5.879	42.91	341	339	2	28.13	713
45.01% - 50.00%	24	9,659,966.25	1.14	402,498.59	5.746	47.03	328	326	3	33.40	735
50.01% - 55.00%	47	19,545,281.56	2.31	415,857.05	5.871	52.68	350	348	2	34.94	720
55.01% - 60.00%	41	17,879,648.17	2.12	436,088.98	5.645	58.09	334	332	2	32.45	706
60.01% - 65.00%	109	43,950,359.20	5.20	403,214.30	5.770	62.64	350	347	2	32.70	707
65.01% - 70.00%	98	32,825,911.65	3.88	334,958.28	6.000	69.05	353	350	3	38.02	706
70.01% - 75.00%	114	41,447,755.91	4.90	363,576.81	6.075	72.41	353	351	3	38.82	702
75.01% - 80.00%	473	157,122,777.16	18.59	332,183.46	6.087	78.66	356	353	3	37.35	706
80.01% - 85.00%	83	31,701,050.17	3.75	381,940.36	6.345	80.30	360	357	3	39.26	665
85.01% - 90.00%	404	120,933,870.77	14.31	299,341.26	6.504	82.71	360	358	2	38.37	688
90.01% - 95.00%	427	110,107,320.39	13.03	257,862.58	6.406	81.10	360	357	2	36.93	699
95.01% - 100.00%	904	242,564,090.56	28.70	268,323.11	6.039	80.10	359	357	2	38.60	704
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Minimum: 16.39
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	1,136	$434,058,958.01	51.36%	382,094.15	5.968%	74.58%	356	354	3	38.24%	705
Georgia	501	105,319,076.29	12.46	210,217.72	5.887	78.67	358	356	2	34.24	721
New Jersey	205	66,468,524.00	7.86	324,236.70	6.565	78.99	349	347	2	38.97	678
New York	130	50,499,369.67	5.98	388,456.69	6.401	75.34	353	351	2	40.80	679
Florida	234	50,476,709.14	5.97	215,712.43	6.667	79.57	357	354	2	35.97	698
Nevada	84	20,875,260.82	2.47	248,515.01	6.140	77.62	360	357	3	38.29	704
Massachusetts	53	17,390,367.73	2.06	328,120.15	6.603	75.00	358	356	3	38.79	689
Arizona	72	15,307,486.28	1.81	212,603.98	6.314	79.06	355	352	3	35.44	700
Washington	51	13,584,008.62	1.61	266,353.11	5.983	80.19	360	358	2	36.80	687
Colorado	39	10,840,325.84	1.28	277,957.07	6.505	77.06	360	357	3	38.28	706
Maryland	30	7,887,071.96	0.93	262,902.40	6.603	80.05	353	351	2	40.52	666
Connecticut	22	7,200,511.05	0.85	327,295.96	6.354	70.26	355	353	2	36.14	683
Texas	34	5,462,831.71	0.65	160,671.52	6.490	79.39	350	347	3	39.48	687
North Carolina	24	5,273,020.08	0.62	219,709.17	6.481	74.65	360	357	3	37.46	683
Virginia	17	4,827,104.81	0.57	283,947.34	6.301	79.30	360	357	3	34.99	704
Michigan	18	3,965,726.26	0.47	220,318.13	6.863	79.10	360	357	3	39.18	685
Pennsylvania	19	3,772,562.60	0.45	198,555.93	6.678	82.94	360	358	2	35.10	673
South Carolina	13	3,673,893.98	0.43	282,607.23	6.494	60.89	360	357	3	26.71	698
Hawaii	8	2,795,609.70	0.33	349,451.21	6.215	81.00	360	357	3	32.58	705
Rhode Island	8	2,091,437.86	0.25	261,429.73	6.710	77.80	360	358	2	38.06	630
Oregon	13	2,074,859.40	0.25	159,604.57	6.514	77.87	360	358	2	38.28	676
Illinois	7	1,409,071.00	0.17	201,295.86	6.993	81.38	354	352	2	39.27	738
Minnesota	6	1,399,317.41	0.17	233,219.57	6.574	79.77	360	356	4	40.27	704
New Mexico	10	1,298,145.73	0.15	129,814.57	6.377	80.05	360	357	3	37.29	675
Ohio	10	1,135,157.21	0.13	113,515.72	6.266	78.80	309	307	2	31.22	684
Tennessee	5	1,071,149.79	0.13	214,229.96	6.137	79.89	360	357	3	30.70	738
Alabama	5	951,920.00	0.11	190,384.00	6.481	80.00	360	358	2	34.97	776
New Hampshire	4	746,614.02	0.09	186,653.51	6.766	86.90	360	357	3	33.59	649
Missouri	3	649,332.94	0.08	216,444.31	6.638	77.92	360	357	3	45.92	665
Maine	4	585,932.67	0.07	146,483.17	6.380	87.30	360	358	2	40.50	731
Mississippi	5	474,150.00	0.06	94,830.00	6.591	79.11	360	358	2	32.46	738
Arkansas	1	440,000.00	0.05	440,000.00	5.875	73.09	360	355	5	0.00	707
Delaware	2	437,841.88	0.05	218,920.94	6.975	79.51	360	358	2	40.26	644
Utah	3	315,550.00	0.04	105,183.33	6.711	76.41	360	358	2	22.88	702
Indiana	1	168,000.00	0.02	168,000.00	6.500	80.00	360	359	1	41.10	627
Kansas	1	91,200.00	0.01	91,200.00	6.625	80.00	360	356	4	0.00	679
Idaho	1	87,350.00	0.01	87,350.00	6.375	69.98	360	358	2	38.48	755
Nebraska	1	50,950.00	0.01	50,950.00	5.750	59.98	360	358	2	36.83	744
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	272	$108,761,984.41	12.87%	399,860.24	5.983%	72.91%	356	353	3	37.62%	710
South CA	864	325,296,973.60	38.49	376,501.13	5.963	75.13	356	354	3	38.43	703
States Not CA	1,644	411,097,440.44	48.64	250,059.27	6.325	78.01	356	353	2	36.92	697
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30349	34	$5,703,011.01	0.67%	167,735.62	6.061%	81.36%	360	358	2	37.02%	688
30213	28	4,411,429.00	0.52	157,551.04	6.120	79.84	360	358	2	34.65	696
30319	11	4,310,556.00	0.51	391,868.73	5.247	76.51	360	358	2	30.41	742
92336	12	4,050,909.67	0.48	337,575.81	5.874	80.00	360	357	3	39.29	694
08872	10	3,587,236.63	0.42	358,723.66	5.847	74.58	340	338	2	38.39	714
Other	2,685	823,093,256.14	97.39	306,552.42	6.150	76.18	356	354	3	37.64	701
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	1,849	$512,827,700.31	60.68%	277,354.08	6.143%	79.12%	358	356	3	37.94%	708
Refinance - Cashout	776	272,450,179.81	32.24	351,095.59	6.226	72.20	353	351	2	38.03	683
Refinance - Rate Term	155	59,878,518.33	7.08	386,313.02	5.753	70.10	349	346	2	32.57	720
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	1,041	$325,394,211.37	38.50%	312,578.49	6.085%	76.90%	358	355	3	37.47%	704
Stated Documentation	651	189,195,609.10	22.39	290,623.06	6.418	78.49	355	353	2	38.84	678
Full Documentation	612	177,421,890.44	20.99	289,905.05	5.904	77.44	355	353	2	36.45	714
No Income No Asset	271	82,501,079.23	9.76	304,432.03	6.118	67.44	351	349	3	0.00	707
No Ratio	205	70,643,608.30	8.36	344,602.97	6.288	74.53	356	354	3	0.00	707
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	1,503	$498,257,723.34	58.95%	331,508.80	6.102%	74.94%	355	353	2	37.70%	700
PUD	802	206,798,205.27	24.47	257,853.12	6.147	78.30	357	355	2	36.74	704
Condo	293	77,106,683.31	9.12	263,162.74	6.107	78.62	359	357	3	36.30	711
2-4 Family	182	62,993,786.54	7.45	346,119.71	6.484	76.94	353	350	3	40.72	689
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	2,201	$717,993,389.33	84.95%	326,212.35	6.068%	76.35%	356	353	2	30.92%	699
Non-Owner Occupied	456	95,875,737.41	11.34	210,253.81	6.528	75.36	357	354	3	30.16	712
Second Home	123	31,287,271.71	3.70	254,368.06	6.650	76.57	359	357	3	28.73	699
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	30.75%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	742	$244,345,759.73	28.91%	329,306.95	6.404%	76.83%	355	353	3	38.71%	695
6	29	11,326,143.25	1.34	390,556.66	5.971	68.47	360	357	3	34.60	732
12	224	82,274,737.19	9.73	367,297.93	6.181	74.54	354	351	3	39.04	698
24	830	229,519,687.78	27.16	276,529.74	6.120	78.69	360	357	3	37.88	692
36	756	220,567,234.28	26.10	291,755.60	5.959	74.01	353	351	2	36.71	707
60	199	57,122,836.22	6.76	287,049.43	5.794	76.59	358	356	2	34.01	732
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701
wa Term: 21.217											

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
OPTEUM	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.04%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.34	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	78	26,786,263.14	4.04	343,413.63	4.900	75.18	360	357	3	35.70	729
5.001% - 5.500%	299	87,060,793.94	13.14	291,173.22	5.358	75.49	360	358	2	35.56	724
5.501% - 6.000%	706	209,511,844.58	31.61	296,758.99	5.834	76.71	360	357	3	38.02	708
6.001% - 6.500%	644	175,060,447.48	26.41	271,832.99	6.311	78.51	360	357	3	38.10	690
6.501% - 7.000%	401	99,572,357.67	15.02	248,310.12	6.794	80.78	360	358	2	39.14	677
7.001% - 7.500%	154	36,209,904.99	5.46	235,129.25	7.288	82.47	360	358	2	38.36	679
7.501% - 8.000%	75	18,166,179.32	2.74	242,215.72	7.764	86.14	360	358	2	39.57	658
8.001% - 8.500%	26	5,388,954.71	0.81	207,267.49	8.299	84.62	360	358	2	38.25	655
8.501% - 9.000%	7	1,787,959.38	0.27	255,422.77	8.752	83.86	360	357	3	43.86	651
9.001% - 9.500%	2	272,200.00	0.04	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	1	400,000.00	0.06	400,000.00	9.875	94.12	360	359	1	45.16	609
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 3.875%
Maximum: 9.875%

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	12	$9,670,091.05	5.30%	805,840.92	4.947%	60.42%	315	314	2	31.32%	746
5.001% - 5.500%	53	22,359,204.98	12.26	421,871.79	5.412	62.32	317	316	2	33.79	738
5.501% - 6.000%	146	71,351,407.01	39.12	488,708.27	5.859	68.18	344	342	2	35.36	718
6.001% - 6.500%	103	47,546,182.71	26.07	461,613.42	6.310	72.76	348	346	3	40.26	704
6.501% - 7.000%	47	22,955,923.46	12.59	488,423.90	6.794	73.68	348	346	3	38.25	680
7.001% - 7.500%	10	5,789,350.00	3.17	578,935.00	7.300	65.19	360	357	3	31.09	683
7.501% - 8.000%	5	2,328,816.60	1.28	465,763.32	7.795	79.38	360	357	3	43.20	667
8.001% - 8.500%	1	368,000.00	0.20	368,000.00	8.375	80.00	360	356	4	27.50	650
11.501% - 12.000%	1	26,033.45	0.01	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	378	$182,395,009.24	100.00%	482,526.48	6.068%	69.00%	342	339	2	36.63%	711

Minimum: 4.750%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 1.250%	1	$150,400.00	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 2.250%	1,004	255,158,401.04	38.50	254,141.83	6.013	77.02	360	358	2	36.38	716
2.251% - 2.500%	134	41,715,693.17	6.29	311,311.14	6.098	76.88	360	357	3	38.54	696
2.501% - 2.750%	130	39,958,749.13	6.03	307,374.99	6.231	78.07	360	357	3	36.71	698
2.751% - 3.000%	475	143,054,082.17	21.58	301,166.49	6.030	78.53	360	358	2	38.53	698
3.001% - 3.250%	217	54,734,049.43	8.26	252,230.64	6.083	76.44	360	357	3	35.85	705
3.251% - 3.500%	29	11,356,188.07	1.71	391,592.69	6.189	75.35	360	356	4	41.57	693
3.501% - 3.750%	44	15,434,885.78	2.33	350,792.86	6.235	76.49	360	357	3	36.53	699
3.751% - 4.000%	15	5,108,593.68	0.77	340,572.91	6.745	76.19	360	357	3	42.54	698
4.001% - 4.250%	7	2,113,600.00	0.32	301,942.86	6.719	80.00	360	357	3	39.74	701
4.251% - 4.500%	6	2,230,739.63	0.34	371,789.94	5.564	78.81	360	356	4	37.23	692
4.501% - 4.750%	7	2,464,975.69	0.37	352,139.38	5.681	82.12	360	358	2	43.03	661
4.751% - 5.000%	24	6,687,987.05	1.01	278,666.13	6.305	80.51	360	357	3	41.88	689
5.001% - 5.250%	33	10,448,320.16	1.58	316,615.76	6.132	82.18	360	358	2	38.97	657
5.251% - 5.500%	44	12,840,043.20	1.94	291,819.16	6.367	79.61	360	357	3	39.81	648
5.501% - 5.750%	46	12,426,443.39	1.87	270,140.07	6.585	81.91	360	358	2	42.15	640
5.751% - 6.000%	60	15,631,804.69	2.36	260,530.08	6.846	85.21	360	357	3	41.48	639
6.001% - 6.250%	28	6,938,279.88	1.05	247,795.71	7.102	85.70	360	358	2	39.33	628
6.251% - 6.500%	23	5,703,417.35	0.86	247,974.67	7.181	86.12	360	358	2	41.81	632
6.501% - 6.750%	39	9,552,485.73	1.44	244,935.53	7.269	86.80	360	358	2	41.26	628
6.751% - 7.000%	17	4,245,760.26	0.64	249,750.60	7.490	86.42	360	357	3	40.34	632
7.001% - 7.250%	7	2,198,321.25	0.33	314,045.89	8.219	88.29	360	358	2	47.45	619
7.251% - 7.500%	4	957,550.72	0.14	239,387.68	8.282	86.85	360	358	2	46.32	610
7.501% - 7.750%	5	992,545.64	0.15	198,509.13	8.608	87.68	360	358	2	39.24	636
7.751% - 8.000%	2	492,072.10	0.07	246,036.05	8.902	84.81	360	357	3	39.37	621
8.251% - 8.500%	1	166,000.00	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.250%
Maximum: 8.400%
Weighted Average: 3.098%

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 2.000%	1	$150,400.00	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 3.000%	1,743	479,886,925.52	72.41	275,322.39	6.043	77.55	360	358	2	37.24	708
3.001% - 4.000%	305	86,633,716.95	13.07	284,044.97	6.163	76.29	360	357	3	36.80	702
4.001% - 5.000%	21	6,481,739.63	0.98	308,654.27	6.590	79.15	360	357	3	39.61	710
5.001% - 6.000%	39	11,862,465.12	1.79	304,165.77	5.764	80.83	360	357	3	41.15	658
6.001% - 7.000%	199	54,507,770.04	8.22	273,908.39	6.596	82.64	360	358	2	40.74	642
7.001% - 8.000%	78	19,448,832.46	2.93	249,344.01	7.505	87.90	360	358	2	41.03	631
8.001% - 9.000%	14	3,223,539.49	0.49	230,252.82	8.467	87.13	360	358	2	43.77	616
9.001% - 10.000%	2	566,000.00	0.09	283,000.00	9.736	95.84	360	358	2	45.97	601
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.250%
Maximum: 9.875%
Weighted Average: 3.214%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	26	$9,867,750.54	1.49%	379,528.87	4.923%	74.62%	360	357	3	35.39%	746
10.001% - 11.000%	468	130,843,672.97	19.74	279,580.50	5.589	76.36	360	357	3	36.88	715
11.001% - 12.000%	1,054	292,447,712.68	44.13	277,464.62	5.980	77.30	360	357	3	37.21	707
12.001% - 13.000%	664	181,836,651.78	27.44	273,850.38	6.582	79.70	360	357	3	39.18	678
13.001% - 14.000%	155	37,879,403.38	5.72	244,383.25	7.522	84.73	360	358	2	39.05	663
14.001% - 15.000%	23	5,602,817.70	0.85	243,600.77	8.141	84.79	360	358	2	43.56	629
15.001% - 16.000%	3	672,200.00	0.10	224,066.67	9.639	95.71	360	358	2	45.97	613
16.001% - 17.000%	1	676,000.00	0.10	676,000.00	4.875	80.00	360	355	5	0.00	659
17.001% - 18.000%	3	1,427,990.34	0.22	475,996.78	5.784	76.49	360	355	5	0.00	705
18.001% - 19.000%	5	1,507,189.81	0.23	301,437.96	6.588	77.83	360	356	4	44.54	677
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 9.625%
Maximum: 18.750%
Weighted Average: 11.817%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	21	$7,394,074.65	1.12%	352,098.79	5.187%	78.05%	360	355	5	31.82%	716
2005-11-01	26	7,782,754.62	1.17	299,336.72	5.754	74.69	360	356	4	39.91	707
2005-12-01	33	10,979,022.36	1.66	332,697.65	6.028	79.07	360	357	3	36.21	711
2006-01-01	13	5,245,733.00	0.79	403,517.92	5.867	66.23	360	358	2	31.91	706
2006-02-01	1	447,200.00	0.07	447,200.00	5.250	80.00	360	359	1	31.31	733
2006-03-01	2	337,600.00	0.05	168,800.00	4.458	80.00	360	354	6	25.57	715
2007-02-01	2	646,341.68	0.10	323,170.84	6.153	75.83	360	353	7	45.89	609
2007-03-01	2	649,979.99	0.10	324,990.00	6.563	81.45	360	354	6	44.77	681
2007-04-01	39	10,855,114.07	1.64	278,336.26	6.205	78.33	360	355	5	39.26	677
2007-05-01	86	23,184,128.29	3.50	269,582.89	6.343	77.99	360	356	4	40.69	678
2007-06-01	331	90,631,843.30	13.67	273,812.22	6.258	79.28	360	357	3	38.95	678
2007-07-01	323	86,736,731.12	13.09	268,534.77	6.268	80.19	360	358	2	38.98	682
2007-08-01	221	63,775,979.00	9.62	288,579.09	6.344	81.49	360	359	1	39.71	681
2007-11-01	1	104,866.54	0.02	104,866.54	4.625	91.05	360	350	10	32.97	598
2008-02-01	1	88,294.98	0.01	88,294.98	7.586	85.00	360	353	7	31.21	589
2008-04-01	13	3,468,406.27	0.52	266,800.48	5.975	75.90	360	355	5	40.26	714
2008-05-01	45	15,007,215.10	2.26	333,493.67	6.196	75.16	360	356	4	39.12	711
2008-06-01	60	19,905,405.95	3.00	331,756.77	6.208	76.67	360	357	3	40.20	698
2008-07-01	44	10,369,708.33	1.56	235,675.19	6.099	79.30	360	358	2	37.98	694
2008-08-01	21	4,924,404.00	0.74	234,495.43	6.181	79.81	360	359	1	36.29	695
2010-03-01	2	511,600.00	0.08	255,800.00	5.936	78.71	360	354	6	42.60	695
2010-04-01	30	6,598,932.90	1.00	219,964.43	6.049	77.74	360	355	5	40.79	720
2010-05-01	105	31,376,157.54	4.73	298,820.55	6.210	77.35	360	356	4	37.13	703
2010-06-01	367	101,143,117.17	15.26	275,594.32	6.081	77.00	360	357	3	37.20	713
2010-06-30	1	449,000.00	0.07	449,000.00	5.875	68.57	360	358	2	39.39	683
2010-07-01	294	72,531,448.71	10.94	246,705.61	6.160	77.65	360	358	2	35.92	708
2010-08-01	212	50,822,851.00	7.67	239,730.43	6.231	78.37	360	359	1	37.04	705
2012-05-01	4	1,285,800.00	0.19	321,450.00	5.671	68.94	360	356	4	35.33	720
2012-06-01	34	11,662,834.12	1.76	343,024.53	5.676	74.83	360	357	3	33.88	734
2012-07-01	16	7,089,186.54	1.07	443,074.16	6.025	73.22	360	358	2	36.05	741
2012-08-01	18	5,278,200.00	0.80	293,233.33	5.606	80.31	360	359	1	35.42	726
2015-06-01	22	7,770,158.00	1.17	353,189.00	5.687	75.07	360	357	3	28.97	760
2015-07-01	10	3,169,800.00	0.48	316,980.00	5.676	73.87	360	358	2	31.48	743
2015-08-01	2	537,500.00	0.08	268,750.00	5.413	68.69	360	359	1	23.04	737
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20081225

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	87	$28,278,179.01	4.27%	325,036.54	5.725%	76.17%	360	357	3	34.58%	713
1.500%	4	1,093,083.67	0.16	273,270.92	6.471	76.83	360	357	3	33.67	648
2.000%	54	17,458,376.65	2.63	323,303.27	6.061	77.88	360	357	3	39.94	705
3.000%	1,104	303,151,571.91	45.74	274,593.82	6.282	79.68	360	358	2	39.22	681
5.000%	935	237,625,132.40	35.85	254,144.53	6.174	78.05	360	358	2	36.75	706
6.000%	218	75,155,045.56	11.34	344,747.92	5.823	73.94	360	357	3	35.74	732
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.943%

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	2,401	$662,241,389.21	99.92%	275,818.99	6.161%	78.24%	360	357	3	37.82%	698
2.000%	1	520,000.00	0.08	520,000.00	7.850	80.00	360	355	5	0.00	702
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	2	$683,518.00	0.08%	341,759.00	7.299%	91.40%	360	356	4	0.00%	681
MGIC	3	886,309.70	0.10	295,436.57	6.357	90.00	360	357	3	39.45	674
MI (Company Unknown at Bid)	1	114,000.00	0.01	114,000.00	7.375	95.00	360	359	1	32.66	735
No MI	2,638	813,996,941.83	96.31	308,565.94	6.122	75.64	356	353	3	37.60	701
PMI Mortgage Insurance	41	9,271,754.99	1.10	226,140.37	6.836	91.06	360	358	2	40.09	708
Radian Guaranty	14	2,961,725.02	0.35	211,551.79	6.779	88.96	357	355	2	37.24	683
Triad Guaranty Insurance Co.	3	771,261.00	0.09	257,087.00	6.525	96.18	360	358	2	40.21	689
United Guaranty	78	16,470,887.91	1.95	211,165.23	6.524	93.46	360	358	2	35.93	717
Total:	2,780	$845,156,398.45	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

AVG UPB: $186,486.92
MIN UPB: $40,000.00
MAX UPB: $665,000.00
GROSS WAC: 6.4344647275%
MIN RATE: 5.000%
MAX RATE: 10.000%
MIN ORIG LTV: 10.61%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 360
MAX ORIG TERM: 360
MIN WAM: 353
MAX WAM: 359
% SF/PUD: 82.37%
% FULL/ALT: 24.28%
% CASHOUT: 40.75%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 9.63%
WA LTV: 73.03%
% FICO > 679: 63.58%
% NO FICO: 0.00%
WA FICO: 701
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 72.12%
CALIFORNIA %: 32.07%
NORTH CA. %: 4.96%
SOUTH CA. %: 27.11%
ARM%: 0.00%
FIXED%: 100.00%
%IO: 51.94%
WA DTI: 38.23%

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30YR FXD	593	$108,903,159.99	48.06%	183,647.82	6.405%	70.57%	360	357	3	38.62%	701
30YR FXD - 60 MONTH IO	8	2,088,160.00	0.92	261,020.00	6.150	78.96	360	357	3	43.88	706
30YR FXD -120 MONTH IO	614	115,590,286.00	51.01	188,257.79	6.468	75.24	360	358	2	37.78	701
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	13	$590,175.00	0.26%	45,398.08	7.022%	53.82%	360	357	3	27.01%	712
$50,000.01 - $100,000.00	154	12,526,426.00	5.51	81,340.43	6.747	71.11	360	358	2	36.95	700
$100,000.01 - $150,000.00	347	43,218,925.00	19.02	124,550.22	6.611	74.67	360	357	3	38.19	704
$150,000.01 - $200,000.00	234	40,540,963.00	17.84	173,251.98	6.509	74.32	360	357	3	38.00	695
$200,000.01 - $250,000.00	170	37,828,165.00	16.65	222,518.62	6.390	72.16	360	357	3	38.79	695
$250,000.01 - $300,000.00	154	42,245,681.00	18.59	274,322.60	6.351	72.12	360	358	2	38.01	703
$300,000.01 - $350,000.00	91	29,715,080.00	13.08	326,539.34	6.221	72.45	360	358	2	39.02	705
$350,000.01 - $400,000.00	34	12,384,381.00	5.45	364,246.50	6.330	73.28	360	357	3	39.43	705
$400,000.01 - $450,000.00	13	5,545,960.00	2.44	426,612.31	6.130	72.70	360	358	2	39.47	707
$450,000.01 - $500,000.00	3	1,417,000.00	0.62	472,333.33	6.211	70.73	360	357	3	35.71	723
$550,000.01 - $600,000.00	1	556,000.00	0.24	556,000.00	6.250	80.00	360	358	2	16.16	761
$650,000.01 - $700,000.00	1	665,000.00	0.29	665,000.00	6.500	70.00	360	356	4	36.40	767
Total:	1,215	$227,233,756.00	100.00%	187,023.67	6.435%	73.03%	360	357	3	38.24%	701

Minimum: $40,000.00
Maximum: $665,000.00

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	13	$587,617.52	0.26%	45,201.35	7.021%	53.79%	360	357	3	27.01%	712
$50,000.01 - $100,000.00	154	12,480,009.02	5.51	81,039.02	6.746	71.11	360	358	2	36.95	700
$100,000.01 - $150,000.00	348	43,245,963.33	19.09	124,270.01	6.616	74.68	360	357	3	38.15	704
$150,000.01 - $200,000.00	235	40,682,700.85	17.95	173,117.88	6.497	74.37	360	357	3	38.11	695
$200,000.01 - $250,000.00	168	37,322,343.97	16.47	222,156.81	6.395	72.08	360	357	3	38.73	695
$250,000.01 - $300,000.00	154	42,134,048.42	18.60	273,597.72	6.351	72.13	360	358	2	38.01	703
$300,000.01 - $350,000.00	94	30,684,381.21	13.54	326,429.59	6.221	72.56	360	358	2	39.20	706
$350,000.01 - $400,000.00	32	11,691,650.29	5.16	365,364.07	6.347	73.17	360	357	3	38.95	703
$400,000.01 - $450,000.00	12	5,125,262.68	2.26	427,105.22	6.101	72.47	360	358	2	39.66	703
$450,000.01 - $500,000.00	3	1,410,034.36	0.62	470,011.45	6.212	70.76	360	357	3	35.73	723
$550,000.01 - $600,000.00	1	552,594.35	0.24	552,594.35	6.250	80.00	360	358	2	16.16	761
$650,000.01 - $700,000.00	1	665,000.00	0.29	665,000.00	6.500	70.00	360	356	4	36.40	767
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum: $40,000.00
Maximum: $665,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	3	$776,700.00	0.34%	258,900.00	5.000%	68.93%	360	359	1	30.63%	715
5.001% - 5.500%	26	6,254,119.58	2.76	240,543.06	5.425	57.65	360	358	2	33.17	716
5.501% - 6.000%	287	62,242,139.58	27.47	216,871.57	5.873	65.53	360	358	2	37.96	714
6.001% - 6.500%	432	82,399,146.43	36.37	190,738.76	6.338	74.10	360	357	3	38.51	701
6.501% - 7.000%	266	44,537,200.08	19.66	167,433.08	6.782	78.22	360	357	3	39.25	690
7.001% - 7.500%	111	16,586,731.94	7.32	149,430.02	7.297	80.88	360	357	3	37.85	692
7.501% - 8.000%	68	10,703,587.99	4.72	157,405.71	7.770	81.64	360	358	2	40.15	692
8.001% - 8.500%	15	1,950,245.68	0.86	130,016.38	8.218	80.02	360	357	3	32.09	657
8.501% - 9.000%	6	997,771.19	0.44	166,295.20	8.761	83.59	360	357	3	27.05	646
9.501% - 10.000%	1	133,963.52	0.06	133,963.52	10.000	80.00	360	357	3	16.87	656
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum: 5.000%
Maximum: 10.000%

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
360	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum: 360
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
301 - 360	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum: 353
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	219	$41,845,488.00	18.47%	191,075.29	6.303%	73.36%	360	359	1	37.34%	701
2	347	61,914,698.04	27.33	178,428.52	6.504	73.14	360	358	2	37.27	697
3	460	90,010,219.38	39.73	195,674.39	6.402	72.70	360	357	3	38.68	704
4	159	28,539,871.11	12.60	179,496.04	6.537	72.76	360	356	4	40.29	699
5	27	4,002,373.00	1.77	148,236.04	6.683	77.35	360	355	5	38.40	716
6	2	154,296.69	0.07	77,148.35	6.366	73.25	360	354	6	43.47	679
7	1	114,659.77	0.05	114,659.77	8.400	70.24	360	353	7	28.27	533
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum: 1
Maximum: 7

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	349	$64,351,125.38	28.40%	184,387.18	6.514%	67.14%	360	357	3	0.00%	700
1.001% - 6.000%	1	90,365.00	0.04	90,365.00	7.500	74.41	360	359	1	5.25	704
6.001% - 11.000%	4	460,309.54	0.20	115,077.38	6.755	68.71	360	358	2	9.95	726
11.001% - 16.000%	10	1,305,826.89	0.58	130,582.69	6.141	69.87	360	358	2	13.57	727
16.001% - 21.000%	22	3,940,758.65	1.74	179,125.39	6.353	68.65	360	357	3	18.34	730
21.001% - 26.000%	37	6,600,296.21	2.91	178,386.38	6.359	70.43	360	358	2	24.16	715
26.001% - 31.000%	81	14,633,047.48	6.46	180,654.91	6.321	72.26	360	358	2	28.69	715
31.001% - 36.000%	159	30,542,378.22	13.48	192,090.43	6.409	76.05	360	357	3	33.76	706
36.001% - 41.000%	219	41,308,663.84	18.23	188,624.04	6.429	76.27	360	357	3	38.67	694
41.001% - 46.000%	214	41,717,696.50	18.41	194,942.51	6.389	77.56	360	358	2	43.39	698
46.001% - 51.000%	82	14,648,185.37	6.46	178,636.41	6.478	74.60	360	357	3	48.02	696
51.001% - 56.000%	22	4,138,162.70	1.83	188,098.30	6.367	69.69	360	357	3	53.10	684
56.001% - 61.000%	14	2,602,737.00	1.15	185,909.79	6.492	76.38	360	357	3	58.23	716
61.001% - 66.000%	1	242,053.21	0.11	242,053.21	6.000	65.00	360	357	3	62.74	710
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum: 0.00%
Maximum: 62.74%
WADTI: 38.23%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
530 - 539	1	$114,659.77	0.05%	114,659.77	8.400%	70.24%	360	353	7	28.27%	533
580 - 589	7	1,315,075.40	0.58	187,867.91	6.625	54.75	360	358	2	43.68	582
590 - 599	2	355,288.64	0.16	177,644.32	7.350	76.79	360	359	1	34.08	596
600 - 609	4	735,705.96	0.32	183,926.49	6.774	74.68	360	358	2	38.61	607
610 - 619	5	1,233,625.74	0.54	246,725.15	6.156	72.48	360	358	2	45.03	615
620 - 629	37	6,591,751.16	2.91	178,155.44	6.627	69.82	360	358	2	39.59	625
630 - 639	62	12,954,871.86	5.72	208,949.55	6.628	72.91	360	357	3	38.56	635
640 - 649	76	14,114,862.70	6.23	185,721.88	6.544	70.65	360	357	3	39.21	645
650 - 659	82	14,557,049.16	6.42	177,524.99	6.597	73.58	360	358	2	39.52	654
660 - 669	80	13,350,110.41	5.89	166,876.38	6.478	72.58	360	358	2	37.91	664
670 - 679	94	17,199,397.61	7.59	182,972.31	6.455	75.04	360	357	3	38.75	674
680 - 689	107	21,195,721.49	9.35	198,090.86	6.496	75.13	360	357	3	40.07	684
690 - 699	88	15,724,364.90	6.94	178,685.96	6.597	73.67	360	358	2	36.74	695
700 - 709	66	11,981,049.93	5.29	181,531.06	6.455	74.36	360	358	2	37.43	705
710 - 719	64	11,994,190.37	5.29	187,409.22	6.388	71.49	360	358	2	39.56	714
720 - 729	79	14,134,445.90	6.24	178,917.04	6.362	76.82	360	357	3	39.05	724
730 - 739	61	12,386,208.62	5.47	203,052.60	6.205	73.09	360	357	3	39.46	735
740 - 749	71	13,734,948.63	6.06	193,449.98	6.390	75.44	360	358	2	37.58	744
750 - 759	54	10,012,879.60	4.42	185,423.70	6.186	72.98	360	358	2	36.14	754
760 - 769	46	9,201,906.95	4.06	200,041.46	6.386	72.84	360	357	3	37.05	764
770 - 779	46	8,629,378.68	3.81	187,595.19	6.235	71.13	360	357	3	37.24	775
780 - 789	42	7,947,438.71	3.51	189,224.73	6.148	68.74	360	357	3	32.24	784
790 - 799	24	4,433,825.95	1.96	184,742.75	6.287	68.00	360	357	3	36.69	793
800 - 809	13	2,058,887.19	0.91	158,375.94	6.255	71.41	360	357	3	30.65	804
810 - 819	3	520,673.26	0.23	173,557.75	5.766	46.41	360	358	2	33.40	816
820 - 829	1	103,287.40	0.05	103,287.40	5.750	28.15	360	357	3	31.31	821
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum FICO: 533
Maximum FICO: 821
WA FICO: 701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.19%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	4	400,607.45	0.18	100,151.86	6.136	15.58	360	358	2	19.00	693
20.01% - 25.00%	7	848,102.56	0.37	121,157.51	5.985	22.44	360	358	2	40.50	705
25.01% - 30.00%	9	1,409,954.34	0.62	156,661.59	5.859	27.27	360	358	2	22.99	735
30.01% - 35.00%	7	1,240,234.96	0.55	177,176.42	5.850	33.41	360	357	3	41.76	706
35.01% - 40.00%	16	2,681,839.56	1.18	167,614.97	6.112	37.78	360	357	3	34.68	718
40.01% - 45.00%	28	5,189,583.18	2.29	185,342.26	5.919	42.22	360	358	2	35.24	703
45.01% - 50.00%	45	7,319,974.14	3.23	162,666.09	6.055	47.44	360	358	2	37.10	711
50.01% - 55.00%	33	6,975,691.50	3.08	211,384.59	5.968	52.58	360	358	2	34.94	708
55.01% - 60.00%	66	14,372,514.91	6.34	217,765.38	6.113	57.86	360	357	3	35.99	685
60.01% - 65.00%	75	15,240,971.46	6.73	203,212.95	6.136	63.34	360	357	3	37.93	694
65.01% - 70.00%	73	15,895,212.41	7.02	217,742.64	6.303	68.99	360	358	2	36.41	702
70.01% - 75.00%	76	11,911,206.34	5.26	156,726.40	6.602	73.37	360	357	3	37.81	698
75.01% - 80.00%	646	120,845,599.75	53.33	187,067.49	6.524	79.70	360	357	3	38.89	701
80.01% - 85.00%	11	2,456,614.93	1.08	223,328.63	6.764	84.61	360	357	3	42.27	684
85.01% - 90.00%	61	10,300,467.29	4.55	168,860.12	6.779	89.59	360	357	3	39.14	702
90.01% - 95.00%	43	6,652,598.72	2.94	154,711.60	7.175	94.97	360	358	2	37.50	712
95.01% - 100.00%	13	2,415,432.47	1.07	185,802.50	6.764	100.00	360	358	2	38.10	729
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum: 10.61
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.19%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	4	400,607.45	0.18	100,151.86	6.136	15.58	360	358	2	19.00	693
20.01% - 25.00%	5	533,102.56	0.24	106,620.51	6.028	22.21	360	358	2	40.50	698
25.01% - 30.00%	8	1,061,932.54	0.47	132,741.57	5.976	27.76	360	357	3	22.99	722
30.01% - 35.00%	9	1,760,894.81	0.78	195,654.98	5.790	29.95	360	358	2	43.23	722
35.01% - 40.00%	16	2,681,839.56	1.18	167,614.97	6.112	37.78	360	357	3	34.68	718
40.01% - 45.00%	28	5,189,583.18	2.29	185,342.26	5.919	42.22	360	358	2	35.24	703
45.01% - 50.00%	43	6,649,944.74	2.93	154,649.88	6.087	47.53	360	358	2	37.49	707
50.01% - 55.00%	31	6,543,769.43	2.89	211,089.34	5.967	52.57	360	358	2	34.92	708
55.01% - 60.00%	61	13,734,188.40	6.06	225,150.63	6.107	57.86	360	358	2	36.23	684
60.01% - 65.00%	66	14,525,542.33	6.41	220,083.97	6.110	62.96	360	357	3	38.05	692
65.01% - 70.00%	54	13,257,430.38	5.85	245,507.97	6.207	68.02	360	357	3	36.18	703
70.01% - 75.00%	47	9,438,879.74	4.17	200,827.23	6.418	72.50	360	357	3	38.89	700
75.01% - 80.00%	219	44,867,362.26	19.80	204,873.80	6.477	79.21	360	357	3	40.21	694
80.01% - 85.00%	13	2,766,299.93	1.22	212,792.30	6.800	83.62	360	357	3	41.26	681
85.01% - 90.00%	120	22,536,590.04	9.95	187,804.92	6.724	83.19	360	357	3	37.95	703
90.01% - 95.00%	164	27,105,517.15	11.96	165,277.54	6.795	82.36	360	357	3	37.02	705
95.01% - 100.00%	325	53,103,121.47	23.44	163,394.22	6.511	80.49	360	358	2	38.56	707
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum: 10.61
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	306	$72,666,716.25	32.07%	237,472.93	6.080%	64.39%	360	357	3	37.56%	705
Georgia	267	41,531,277.43	18.33	155,547.86	6.371	79.51	360	358	2	37.28	708
New York	75	20,212,416.53	8.92	269,498.89	6.451	71.72	360	357	3	41.22	693
Florida	81	13,249,978.12	5.85	163,579.98	6.820	79.06	360	358	2	36.76	703
New Jersey	57	12,463,214.03	5.50	218,652.88	6.722	72.37	360	358	2	37.10	692
Texas	68	8,259,051.44	3.65	121,456.64	6.763	79.20	360	357	3	37.04	707
Arizona	36	6,419,681.00	2.83	178,324.47	6.791	78.53	360	357	3	40.16	689
Michigan	38	6,362,315.82	2.81	167,429.36	6.642	77.36	360	356	4	40.39	694
Connecticut	22	4,384,048.10	1.93	199,274.91	6.396	73.20	360	357	3	40.10	700
Pennsylvania	30	3,852,517.78	1.70	128,417.26	6.727	76.14	360	358	2	41.02	705
Colorado	17	3,531,678.80	1.56	207,745.81	6.571	77.03	360	357	3	36.70	700
Washington	19	3,402,979.92	1.50	179,104.21	6.360	79.97	360	358	2	37.64	707
South Carolina	21	2,917,168.81	1.29	138,912.80	6.967	81.54	360	358	2	40.67	710
Massachusetts	11	2,785,173.27	1.23	253,197.57	6.804	72.36	360	358	2	39.44	668
Virginia	14	2,733,431.00	1.21	195,245.07	6.777	77.99	360	357	3	38.69	678
Maryland	13	1,903,980.26	0.84	146,460.02	7.151	74.32	360	357	3	42.05	688
New Mexico	13	1,870,188.77	0.83	143,860.67	6.896	83.81	360	357	3	37.86	720
Illinois	11	1,738,018.80	0.77	158,001.71	6.971	80.22	360	358	2	36.09	710
Ohio	17	1,708,846.48	0.75	100,520.38	6.974	72.43	360	358	2	40.77	664
Hawaii	5	1,612,329.14	0.71	322,465.83	6.380	76.23	360	357	3	44.46	681
Nevada	7	1,504,424.18	0.66	214,917.74	6.315	74.10	360	357	3	37.67	705
North Carolina	11	1,435,200.90	0.63	130,472.81	6.807	74.60	360	357	3	36.63	677
Tennessee	11	1,344,555.03	0.59	122,232.28	6.968	80.77	360	357	3	37.85	701
Oregon	6	1,038,294.63	0.46	173,049.10	6.769	80.00	360	358	2	41.89	682
Minnesota	8	1,034,844.94	0.46	129,355.62	7.064	79.50	360	357	3	34.48	705
Mississippi	9	995,830.73	0.44	110,647.86	6.542	75.11	360	357	3	38.89	692
Rhode Island	4	963,397.74	0.43	240,849.44	6.785	79.56	360	358	2	43.34	657
Indiana	7	701,543.40	0.31	100,220.49	7.015	85.85	360	356	4	47.60	680
Alabama	5	574,111.81	0.25	114,822.36	7.210	87.81	360	358	2	39.75	752
Arkansas	4	519,210.12	0.23	129,802.53	6.680	81.87	360	357	3	41.12	727
Kentucky	5	464,193.14	0.20	92,838.63	6.676	79.21	360	357	3	46.43	683
Maine	3	457,803.83	0.20	152,601.28	6.791	82.80	360	357	3	32.55	728
Missouri	2	375,391.72	0.17	187,695.86	7.009	79.66	360	357	3	32.31	682
Nebraska	2	267,150.00	0.12	133,575.00	6.475	79.99	360	356	4	42.03	724
South Dakota	2	265,475.00	0.12	132,737.50	6.427	78.27	360	356	4	42.29	697
Delaware	1	253,849.40	0.11	253,849.40	7.375	84.98	360	357	3	32.97	656
New Hampshire	1	152,013.20	0.07	152,013.20	6.750	61.20	360	358	2	25.03	712
Wyoming	1	143,100.00	0.06	143,100.00	6.500	89.44	360	356	4	0.00	679
Iowa	1	117,600.00	0.05	117,600.00	6.500	80.00	360	356	4	43.66	726
Wisconsin	1	112,319.43	0.05	112,319.43	6.875	87.12	360	356	4	40.75	623
Alaska	1	109,335.02	0.05	109,335.02	6.125	48.89	360	358	2	37.81	649
Utah	1	80,000.00	0.04	80,000.00	6.000	43.24	360	358	2	46.63	653
Oklahoma	1	66,950.00	0.03	66,950.00	7.500	94.96	360	357	3	41.86	773
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	49	$11,236,131.68	4.96%	229,308.81	5.953%	57.30%	360	357	3	31.93%	723
South CA	257	61,430,584.57	27.11	239,029.51	6.103	65.68	360	357	3	38.38	702
States Not CA	909	153,914,889.73	67.93	169,323.31	6.602	77.11	360	357	3	38.54	699
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30016	16	$2,279,804.73	1.01%	142,487.80	6.572%	81.97%	360	358	2	37.56%	711
93033	6	1,771,535.79	0.78	295,255.96	5.972	55.88	360	358	2	54.13	671
90201	4	1,344,706.24	0.59	336,176.56	6.029	69.26	360	357	3	31.98	696
85353	8	1,238,504.72	0.55	154,813.09	6.678	79.37	360	357	3	38.96	698
30114	6	1,180,003.88	0.52	196,667.31	6.479	81.40	360	358	2	49.62	725
Other	1,175	218,767,050.63	96.55	186,184.72	6.438	73.02	360	357	3	38.21	701
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	690	$115,539,211.80	50.99%	167,448.13	6.592%	79.04%	360	358	2	37.75%	711
Refinance - Cashout	421	92,329,199.10	40.75	219,309.26	6.278	66.00	360	358	2	38.46	689
Refinance - Rate Term	104	18,713,195.09	8.26	179,934.57	6.231	70.65	360	357	3	40.28	699
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	344	$63,341,045.57	27.96%	184,130.95	6.472%	75.86%	360	358	2	37.45%	703
Full Documentation	312	55,017,639.09	24.28	176,338.59	6.329	77.24	360	357	3	39.19	707
No Income No Asset	270	49,057,091.76	21.65	181,692.93	6.506	66.17	360	357	3	51.79	696
Stated Documentation	209	43,729,707.88	19.30	209,233.05	6.398	72.30	360	358	2	38.12	691
No Ratio	80	15,436,121.68	6.81	192,951.52	6.535	70.31	360	357	3	0.00	712
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	713	$129,366,984.79	57.10%	181,440.37	6.408%	71.90%	360	357	3	39.03%	698
PUD	329	57,275,516.41	25.28	174,089.72	6.487	77.04	360	358	2	37.63	702
2-4 Family	89	25,114,481.97	11.08	282,185.19	6.384	68.15	360	357	3	36.30	713
Condo	84	14,824,622.81	6.54	176,483.60	6.545	75.71	360	357	3	37.38	709
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	939	$180,965,630.77	79.87%	192,721.65	6.369%	73.25%	360	358	2	26.64%	698
Non-Owner Occupied	223	37,373,589.17	16.49	167,594.57	6.694	70.57	360	357	3	30.73	716
Second Home	53	8,242,386.05	3.64	155,516.72	6.690	79.44	360	357	3	28.28	713
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	27.38%	701

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	342	$63,164,631.55	27.88%	184,691.91	6.573%	73.83%	360	357	3	39.23%	702
6	5	1,072,340.08	0.47	214,468.02	5.759	71.33	360	357	3	33.92	716
12	89	22,550,547.59	9.95	253,376.94	6.493	69.69	360	357	3	40.93	691
24	128	20,918,934.27	9.23	163,429.17	6.516	74.28	360	357	3	36.39	704
36	566	103,174,715.66	45.54	182,287.48	6.351	72.35	360	358	2	37.57	700
60	85	15,700,436.84	6.93	184,711.02	6.282	77.59	360	358	2	37.39	714
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701
wa Term: 23.989											

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
OPTEUM	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Gross Rate-ARMS

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	3	$776,700.00	0.34%	258,900.00	5.000%	68.93%	360	359	1	30.63%	715
5.001% - 5.500%	26	6,254,119.58	2.76	240,543.06	5.425	57.65	360	358	2	33.17	716
5.501% - 6.000%	287	62,242,139.58	27.47	216,871.57	5.873	65.53	360	358	2	37.96	714
6.001% - 6.500%	432	82,399,146.43	36.37	190,738.76	6.338	74.10	360	357	3	38.51	701
6.501% - 7.000%	266	44,537,200.08	19.66	167,433.08	6.782	78.22	360	357	3	39.25	690
7.001% - 7.500%	111	16,586,731.94	7.32	149,430.02	7.297	80.88	360	357	3	37.85	692
7.501% - 8.000%	68	10,703,587.99	4.72	157,405.71	7.770	81.64	360	358	2	40.15	692
8.001% - 8.500%	15	1,950,245.68	0.86	130,016.38	8.218	80.02	360	357	3	32.09	657
8.501% - 9.000%	6	997,771.19	0.44	166,295.20	8.761	83.59	360	357	3	27.05	646
9.501% - 10.000%	1	133,963.52	0.06	133,963.52	10.000	80.00	360	357	3	16.87	656
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

Minimum: 5.000%
Maximum: 10.000%

Gross Margin

Minimum Rate

Maximum Rate

Next Rate Reset Date

Initial Rate Cap

Periodic Rate Cap

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	12	$2,014,838.90	0.89%	167,903.24	6.898%	91.51%	360	357	3	39.12%	699
MGIC	5	942,206.60	0.42	188,441.32	6.611	89.71	360	358	2	37.44	706
No MI	1,102	207,704,505.85	91.67	188,479.59	6.390	71.29	360	357	3	38.25	700
PMI Mortgage Insurance	24	4,720,346.97	2.08	196,681.12	6.981	91.73	360	358	2	37.91	717
Radian Guaranty	15	2,290,039.64	1.01	152,669.31	7.002	89.86	360	357	3	42.74	680
Republic Mortgage Insurance	3	489,246.00	0.22	163,082.00	7.690	91.54	360	358	2	0.00	719
Triad Guaranty Insurance Co.	5	697,384.62	0.31	139,476.92	7.476	92.84	360	357	3	45.03	732
United Guaranty	49	7,723,037.39	3.41	157,613.01	6.815	93.71	360	358	2	37.12	721
Total:	1,215	$226,581,605.99	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

UBS Investment Bank

OPMAC05_4
GROUPI

Pool Summary	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Conforming	1,946	$410,139,884.00	48.48%	210,760.47	6.210%	87.59%	354	352	3	37.82%	696	20.58%	64.20%	6.04%	9.18%
Non-Conforming	834	435,816,505.00	51.52	522,561.76	6.078	82.85	358	355	2	37.35	706	21.38	57.77	10.54	10.31
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

AVG UPB: $304,013.09
MIN UPB: $26,033.45
MAX UPB: $2,000,000.00
GROSS WAC: 6.1418144912%
MIN RATE: 3.875%
MAX RATE: 12.000%
MIN ORIG LTV: 16.00%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 175
MAX WAM: 359
% SF/PUD: 83.42%
% FULL/ALT: 20.99%
% CASHOUT: 32.24%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 10.90%
WA LTV: 76.25%
WA CLTV: 85.15%
% FICO > 679: 64.88%
% NO FICO: 0.00%
WA FICO: 701
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 71.09%
CALIFORNIA %: 51.36%
NORTH CA. %: 12.87%
SOUTH CA. %: 38.49%
ARM%: 78.42%
FIXED%: 21.58%
IO%: 83.52%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Product Type	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
10/6 MONTH LIBOR -120 MONTH IO	34	$11,477,458.00	1.36%	337,572.29	5.671%	80.75%	360	357	3	29.38%	754	85.89%	14.11%	0.00%	0.00%
15YR FXD	67	14,406,388.00	1.70	215,020.72	5.836	60.50	180	178	2	33.24	700	30.62	34.24	9.19	25.95
15YR FXD -120 MONTH IO	1	1,880,000.00	0.22	1,880,000.00	4.750	80.00	180	177	3	36.94	755	0.00	100.00	0.00	0.00
20YR FXD	14	3,790,800.00	0.45	270,771.43	5.996	59.72	240	237	3	41.89	682	5.99	74.75	5.78	13.48
2/6 MONTH LIBOR	197	46,506,443.00	5.50	236,073.31	6.805	85.27	360	358	2	40.56	648	14.71	79.76	0.32	5.22
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350.00	0.29	303,418.75	6.479	91.55	360	356	4	41.83	706	16.48	66.99	0.00	16.53
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676.00	4.25	309,867.90	6.465	84.52	360	357	3	41.02	656	28.02	69.86	0.00	2.11
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931.00	22.68	280,891.55	6.126	92.32	360	358	2	38.60	692	7.84	75.46	10.97	5.72
30YR FXD	103	50,264,653.00	5.94	488,006.34	6.047	74.14	360	358	2	40.21	709	32.77	45.32	4.78	17.13
30YR FXD - 60 MONTH IO	3	1,695,000.00	0.20	565,000.00	6.472	81.40	360	357	3	47.04	626	43.66	56.34	0.00	0.00
30YR FXD -120 MONTH IO	190	110,753,385.00	13.09	582,912.55	6.126	74.50	360	358	2	34.89	716	30.23	44.19	12.46	13.13
3/6 MONTH LIBOR	30	7,391,724.00	0.87	246,390.80	6.639	79.80	360	357	3	40.89	673	0.00	60.10	17.76	22.14
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667.00	0.04	300,667.00	5.875	80.00	360	355	5	36.84	741	0.00	100.00	0.00	0.00
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650.00	0.86	363,732.50	6.319	90.31	360	357	3	39.78	684	16.10	58.24	8.94	16.73
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954.00	0.79	305,361.55	6.382	85.82	360	357	3	36.38	681	20.42	64.71	0.00	14.87
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351.00	3.81	287,788.85	5.980	85.92	360	357	3	39.10	716	24.87	57.12	10.97	7.04
5/6 MONTH LIBOR	58	13,742,863.00	1.62	236,945.91	6.269	80.28	360	357	3	37.20	705	12.63	57.96	5.14	24.27
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650.00	0.07	292,325.00	5.991	94.80	360	356	4	35.46	664	38.48	61.52	0.00	0.00
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175.00	5.17	370,781.14	6.079	88.98	360	357	3	37.20	707	16.89	80.95	0.91	1.25
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290.00	24.28	246,622.20	6.152	88.97	360	358	2	36.84	710	22.22	57.16	9.03	11.59
6 MONTH LIBOR	6	1,873,850.00	0.22	312,308.33	6.013	82.34	360	356	4	41.29	695	26.88	40.52	0.00	32.60
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261.00	0.37	313,026.10	5.552	80.95	360	356	4	41.52	706	9.39	90.61	0.00	0.00
6 MONTH LIBOR -120 MONTH IO	80	27,196,974.00	3.21	339,962.18	5.713	84.81	360	356	4	33.54	712	6.14	54.21	17.11	22.54
7/6 MONTH LIBOR	8	2,133,790.00	0.25	266,723.75	5.810	79.88	360	358	2	30.89	754	44.02	50.80	0.00	5.18
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150.00	0.68	362,009.38	5.699	87.07	360	357	3	35.39	724	15.01	84.99	0.00	0.00
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956.00	2.06	362,519.92	5.773	83.85	360	358	2	35.08	734	58.72	30.19	11.09	0.00
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
$0.01 - $50,000.00	6	$251,649.00	0.03%	41,941.50	7.385%	86.24%	307	305	2	36.48%	703	55.98%	26.32%	0.00%	17.70%
$50,000.01 - $100,000.00	137	11,928,724.00	1.41	87,070.98	6.473	88.11	353	350	2	34.70	697	24.81	58.45	6.75	9.99
$100,000.01 - $150,000.00	427	54,832,001.00	6.48	128,412.18	6.383	90.38	353	351	2	36.27	703	27.20	56.53	7.38	8.88
$150,000.01 - $200,000.00	420	73,456,385.00	8.68	174,896.15	6.300	87.80	350	348	2	36.52	698	24.64	56.68	6.35	12.33
$200,000.01 - $250,000.00	337	76,280,629.00	9.02	226,352.01	6.123	87.49	354	352	2	38.17	695	21.09	60.34	9.50	9.07
$250,000.01 - $300,000.00	300	82,708,707.00	9.78	275,695.69	6.114	87.59	357	354	3	38.70	693	17.70	68.80	2.95	10.56
$300,000.01 - $350,000.00	235	76,410,523.00	9.03	325,151.16	6.090	87.82	355	353	3	38.48	692	19.20	71.86	3.91	5.03
$350,000.01 - $400,000.00	236	89,213,142.00	10.55	378,021.79	6.200	85.68	359	356	2	38.24	691	15.39	65.94	8.52	10.14
$400,000.01 - $450,000.00	207	88,116,975.00	10.42	425,685.87	6.067	85.53	358	356	2	40.10	701	24.84	58.35	6.28	10.53
$450,000.01 - $500,000.00	165	78,548,175.00	9.29	476,049.55	6.147	85.15	359	356	3	37.42	705	25.46	56.37	9.58	8.59
$500,000.01 - $550,000.00	79	41,396,394.00	4.89	524,004.99	6.032	84.91	360	357	3	38.44	705	21.47	58.19	15.30	5.04
$550,000.01 - $600,000.00	52	29,901,186.00	3.53	575,022.81	6.065	84.76	360	358	2	38.75	713	23.35	55.49	11.57	9.58
$600,000.01 - $650,000.00	77	48,802,010.00	5.77	633,792.34	6.142	84.25	360	358	2	35.58	710	11.60	67.62	9.24	11.53
$650,000.01 - $700,000.00	17	11,450,900.00	1.35	673,582.35	5.852	78.83	360	358	2	37.74	691	29.68	52.88	0.00	17.44
$700,000.01 - $750,000.00	22	16,051,300.00	1.90	729,604.55	5.954	80.64	360	357	3	35.53	734	13.68	63.68	9.14	13.50
$750,000.01 - $800,000.00	8	6,231,850.00	0.74	778,981.25	6.042	74.05	337	335	2	35.78	736	37.14	37.93	12.07	12.86
$800,000.01 - $850,000.00	8	6,650,500.00	0.79	831,312.50	5.903	71.67	360	357	3	32.25	717	12.79	61.95	0.00	25.25
$850,000.01 - $900,000.00	9	7,891,000.00	0.93	876,777.78	6.083	80.97	360	357	3	35.31	719	11.15	66.32	22.53	0.00
$900,000.01 - $950,000.00	7	6,512,700.00	0.77	930,385.71	6.075	82.65	360	358	2	39.89	695	0.00	57.21	13.91	28.88
$950,000.01 - $1,000,000.00	13	12,866,989.00	1.52	989,768.38	6.502	73.98	360	357	3	35.15	707	15.41	46.05	31.01	7.53
$1,000,000.01 >=	18	26,454,650.00	3.13	1,469,702.78	5.820	61.66	339	336	2	30.27	722	27.64	44.28	17.59	10.49
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum: $26,400.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Unpaid Balance	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
$0.01 - $50,000.00	6	$251,649.00	0.03%	41,941.50	7.385%	86.24%	307	305	2	36.48%	703	55.98%	26.32%	0.00%	17.70%
$50,000.01 - $100,000.00	137	11,928,724.00	1.41	87,070.98	6.473	88.11	353	350	2	34.70	697	24.81	58.45	6.75	9.99
$100,000.01 - $150,000.00	427	54,832,001.00	6.48	128,412.18	6.383	90.38	353	351	2	36.27	703	27.20	56.53	7.38	8.88
$150,000.01 - $200,000.00	420	73,456,385.00	8.68	174,896.15	6.300	87.80	350	348	2	36.52	698	24.64	56.68	6.35	12.33
$200,000.01 - $250,000.00	337	76,280,629.00	9.02	226,352.01	6.123	87.49	354	352	2	38.17	695	21.09	60.34	9.50	9.07
$250,000.01 - $300,000.00	302	83,311,207.00	9.85	275,864.92	6.111	87.44	356	354	3	38.74	693	17.93	68.30	2.93	10.84
$300,000.01 - $350,000.00	233	75,808,023.00	8.96	325,356.32	6.092	87.98	356	353	3	38.43	692	18.96	72.43	3.94	4.67
$350,000.01 - $400,000.00	236	89,213,142.00	10.55	378,021.79	6.200	85.68	359	356	2	38.24	691	15.39	65.94	8.52	10.14
$400,000.01 - $450,000.00	207	88,116,975.00	10.42	425,685.87	6.067	85.53	358	356	2	40.10	701	24.84	58.35	6.28	10.53
$450,000.01 - $500,000.00	166	79,051,375.00	9.34	476,213.10	6.146	85.11	359	356	3	37.43	705	25.93	56.01	9.52	8.54
$500,000.01 - $550,000.00	79	41,444,394.00	4.90	524,612.58	6.034	85.10	360	358	2	38.43	706	20.24	59.45	15.28	5.03
$550,000.01 - $600,000.00	51	29,349,986.00	3.47	575,489.92	6.064	84.57	360	358	2	38.78	713	23.79	54.66	11.79	9.76
$600,000.01 - $650,000.00	77	48,802,010.00	5.77	633,792.34	6.142	84.25	360	358	2	35.58	710	11.60	67.62	9.24	11.53
$650,000.01 - $700,000.00	17	11,450,900.00	1.35	673,582.35	5.852	78.83	360	358	2	37.74	691	29.68	52.88	0.00	17.44
$700,000.01 - $750,000.00	22	16,051,300.00	1.90	729,604.55	5.954	80.64	360	357	3	35.53	734	13.68	63.68	9.14	13.50
$750,000.01 - $800,000.00	8	6,231,850.00	0.74	778,981.25	6.042	74.05	337	335	2	35.78	736	37.14	37.93	12.07	12.86
$800,000.01 - $850,000.00	8	6,650,500.00	0.79	831,312.50	5.903	71.67	360	357	3	32.25	717	12.79	61.95	0.00	25.25
$850,000.01 - $900,000.00	9	7,891,000.00	0.93	876,777.78	6.083	80.97	360	357	3	35.31	719	11.15	66.32	22.53	0.00
$900,000.01 - $950,000.00	7	6,512,700.00	0.77	930,385.71	6.075	82.65	360	358	2	39.89	695	0.00	57.21	13.91	28.88
$950,000.01 - $1,000,000.00	13	12,866,989.00	1.52	989,768.38	6.502	73.98	360	357	3	35.15	707	15.41	46.05	31.01	7.53
$1,000,000.01 >=	18	26,454,650.00	3.13	1,469,702.78	5.820	61.66	339	336	2	30.27	722	27.64	44.28	17.59	10.49
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum: $26,033.45
Maximum: $2,000,000.00

Gross Rate	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
3.501% - 4.000%	1	$274,899.00	0.03%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707	0.00%	100.00%	0.00%	0.00%
4.001% - 4.500%	8	2,269,585.00	0.27	283,698.13	4.418	77.63	360	356	4	29.26	726	12.27	68.22	0.00	19.51
4.501% - 5.000%	90	36,472,709.00	4.31	405,252.32	4.913	79.73	348	346	2	34.79	734	25.25	54.75	6.71	13.29
5.001% - 5.500%	352	109,481,149.00	12.94	311,025.99	5.369	81.60	351	349	2	35.28	727	36.57	46.97	2.95	13.51
5.501% - 6.000%	852	281,096,288.00	33.23	329,925.22	5.840	83.72	356	353	3	37.37	711	24.37	58.14	8.10	9.40
6.001% - 6.500%	747	222,847,927.00	26.34	298,323.86	6.311	87.17	357	355	3	38.55	693	17.09	66.86	9.28	6.77
6.501% - 7.000%	448	122,681,138.00	14.50	273,841.83	6.794	87.55	358	355	2	39.00	677	12.93	66.65	11.59	8.83
7.001% - 7.500%	164	42,038,013.00	4.97	256,329.35	7.289	88.19	360	358	2	37.36	679	8.65	65.27	10.84	15.24
7.501% - 8.000%	80	20,535,049.00	2.43	256,688.11	7.768	89.91	360	358	2	39.88	659	7.65	65.25	10.87	16.23
8.001% - 8.500%	27	5,767,182.00	0.68	213,599.33	8.303	90.26	360	358	2	37.45	655	0.00	84.35	10.20	5.45
8.501% - 9.000%	7	1,793,850.00	0.21	256,264.29	8.752	83.86	360	357	3	43.84	651	0.00	100.00	0.00	0.00
9.001% - 9.500%	2	272,200.00	0.03	136,100.00	9.293	98.05	360	357	3	47.92	618	0.00	60.98	0.00	39.02
9.501% - 10.000%	1	400,000.00	0.05	400,000.00	9.875	94.12	360	359	1	45.16	609	100.00	0.00	0.00	0.00
11.501% - 12.000%	1	26,400.00	0.00	26,400.00	12.000	90.00	180	177	3	39.17	631	0.00	100.00	0.00	0.00
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum: 3.875%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Original Term to Maturity	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
180	68	$16,286,388.00	1.93%	239,505.71	5.710%	62.77%	180	177	3	33.86%	707	27.06%	41.89%	8.12%	22.93%
240	14	3,790,800.00	0.45	270,771.43	5.996	59.72	240	237	3	41.89	682	5.99	74.75	5.78	13.48
360	2,698	825,879,201.00	97.63	306,107.93	6.151	85.70	360	358	2	37.63	701	20.94	61.20	8.38	9.49
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
121 - 180	68	$16,286,388.00	1.93%	239,505.71	5.710%	62.77%	180	177	3	33.86%	707	27.06%	41.89%	8.12%	22.93%
181 - 240	14	3,790,800.00	0.45	270,771.43	5.996	59.72	240	237	3	41.89	682	5.99	74.75	5.78	13.48
301 - 360	2,698	825,879,201.00	97.63	306,107.93	6.151	85.70	360	358	2	37.63	701	20.94	61.20	8.38	9.49
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum: 175
Maximum: 359

Seasoning	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
1	570	$174,349,254.00	20.61%	305,875.88	6.119%	84.53%	357	356	1	37.34%	702	23.69%	61.79%	4.40%	10.12%
2	816	240,725,432.00	28.46	295,006.66	6.152	85.74	356	354	2	37.13	701	18.86	61.11	10.71	9.31
3	971	299,833,244.00	35.44	308,788.10	6.134	85.83	354	351	3	37.68	701	23.11	61.68	7.83	7.37
4	307	99,173,981.00	11.72	323,042.28	6.263	84.31	358	354	4	38.82	700	16.62	55.83	11.36	16.19
5	106	29,519,504.00	3.49	278,485.89	5.883	80.26	358	353	5	37.91	702	16.24	61.71	7.31	14.74
6	6	1,505,700.00	0.18	250,950.00	5.878	80.19	360	354	6	38.82	693	20.17	55.84	23.99	0.00
7	3	742,750.00	0.09	247,583.33	6.325	76.94	360	353	7	44.13	607	0.00	100.00	0.00	0.00
10	1	106,524.00	0.01	106,524.00	4.625	91.05	360	350	10	32.97	598	0.00	100.00	0.00	0.00
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum: 1
Maximum: 10

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

DTI	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
<= 0.000%	477	$153,746,836.00	18.17%	322,320.41	6.197%	77.19%	353	351	3	0.00%	707	0.29%	0.00%	46.00%	53.72%
1.001% - 6.000%	2	956,000.00	0.11	478,000.00	5.750	86.32	360	357	3	4.21	756	0.00	100.00	0.00	0.00
6.001% - 11.000%	12	2,835,056.00	0.34	236,254.67	6.528	86.22	360	357	3	8.25	745	25.97	74.03	0.00	0.00
11.001% - 16.000%	21	7,836,348.00	0.93	373,159.43	5.842	73.55	331	328	3	13.95	702	57.31	42.69	0.00	0.00
16.001% - 21.000%	65	21,109,604.00	2.50	324,763.14	6.047	73.28	356	354	2	18.71	715	37.08	62.92	0.00	0.00
21.001% - 26.000%	117	31,976,092.00	3.78	273,299.93	6.025	81.54	355	353	2	23.66	709	28.73	71.27	0.00	0.00
26.001% - 31.000%	213	65,251,489.00	7.71	306,345.02	5.947	83.22	359	356	2	28.72	718	35.57	64.43	0.00	0.00
31.001% - 36.000%	417	118,151,963.00	13.97	283,338.04	6.087	85.94	357	354	2	33.74	706	26.41	73.59	0.00	0.00
36.001% - 41.000%	620	186,991,375.00	22.10	301,598.99	6.118	89.52	356	353	2	38.51	699	20.92	79.08	0.00	0.00
41.001% - 46.000%	592	179,967,642.00	21.27	303,999.40	6.144	90.93	358	356	2	43.36	693	21.50	78.50	0.00	0.00
46.001% - 51.000%	190	59,453,214.00	7.03	312,911.65	6.465	83.94	356	353	3	48.26	677	27.40	72.60	0.00	0.00
51.001% - 56.000%	40	11,998,970.00	1.42	299,974.25	6.350	80.27	356	353	3	53.40	685	47.54	52.46	0.00	0.00
56.001% - 61.000%	9	3,672,800.00	0.43	408,088.89	6.182	77.93	351	347	4	58.46	687	18.59	81.41	0.00	0.00
61.001% - 66.000%	2	789,600.00	0.09	394,800.00	6.196	95.24	360	358	2	63.30	704	0.00	100.00	0.00	0.00
66.001% - 71.000%	2	569,400.00	0.07	284,700.00	7.064	85.33	360	358	2	69.24	628	0.00	100.00	0.00	0.00
76.001% - 81.000%	1	650,000.00	0.08	650,000.00	6.250	79.76	360	356	4	77.63	792	0.00	100.00	0.00	0.00
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum: 0.00%
Maximum: 77.63%
WADTI: 37.58%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

FICO Scores	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
520 - 529	1	$257,600.00	0.03%	257,600.00	8.950%	80.00%	360	355	5	31.83%	524	0.00%	100.00%	0.00%	0.00%
540 - 549	1	350,000.00	0.04	350,000.00	8.150	84.34	360	357	3	48.76	547	0.00	100.00	0.00	0.00
550 - 559	2	633,750.00	0.07	316,875.00	6.437	72.67	360	355	5	38.92	554	0.00	100.00	0.00	0.00
570 - 579	4	1,170,000.00	0.14	292,500.00	6.610	77.25	360	357	3	38.86	575	25.99	74.01	0.00	0.00
580 - 589	26	6,301,600.00	0.74	242,369.23	7.080	84.40	360	357	3	41.33	584	34.84	65.16	0.00	0.00
590 - 599	26	6,358,674.00	0.75	244,564.38	6.804	81.72	360	358	2	42.03	594	30.53	69.47	0.00	0.00
600 - 609	42	14,115,800.00	1.67	336,090.48	6.810	81.84	360	358	2	42.29	605	29.92	70.08	0.00	0.00
610 - 619	23	5,691,171.00	0.67	247,442.22	6.780	87.33	360	357	3	38.68	614	35.29	64.71	0.00	0.00
620 - 629	108	30,214,951.00	3.57	279,768.06	6.581	87.45	354	352	2	38.94	624	16.30	74.47	1.36	7.86
630 - 639	134	36,106,758.00	4.27	269,453.42	6.534	82.34	348	346	2	37.90	634	24.89	57.97	6.60	10.54
640 - 649	142	38,933,452.00	4.60	274,179.24	6.402	85.62	356	353	3	39.64	645	15.87	69.10	4.90	10.12
650 - 659	165	47,451,854.00	5.61	287,586.99	6.360	87.04	352	350	3	39.38	655	12.80	66.58	8.36	12.26
660 - 669	179	54,284,865.00	6.42	303,267.40	6.331	89.27	357	355	3	38.92	665	11.03	71.17	9.50	8.30
670 - 679	175	55,360,276.00	6.54	316,344.43	6.214	86.68	358	355	3	38.47	675	18.14	66.47	10.37	5.01
680 - 689	245	75,838,860.00	8.96	309,546.37	6.114	87.17	356	353	3	38.82	684	12.67	69.05	8.83	9.45
690 - 699	182	54,842,834.00	6.48	301,334.25	6.191	85.06	357	354	3	36.50	694	14.00	61.44	12.07	12.49
700 - 709	188	58,966,048.00	6.97	313,649.19	6.044	86.86	359	356	3	37.59	704	13.70	66.44	9.23	10.62
710 - 719	150	50,961,147.00	6.02	339,740.98	6.049	82.99	357	355	3	37.52	714	15.21	49.56	17.10	18.13
720 - 729	167	53,939,581.00	6.38	322,991.50	5.901	82.06	357	355	2	35.79	724	21.61	61.65	5.71	11.03
730 - 739	147	45,939,314.00	5.43	312,512.34	5.878	87.48	359	356	2	36.48	735	22.02	60.70	8.88	8.40
740 - 749	142	38,639,591.00	4.57	272,109.80	5.937	87.56	359	357	2	37.14	744	31.43	53.52	7.44	7.61
750 - 759	126	38,828,293.00	4.59	308,161.06	5.924	83.56	349	347	2	37.05	755	21.65	58.77	12.21	7.37
760 - 769	114	39,197,104.00	4.63	343,834.25	5.865	82.32	359	356	2	34.84	765	35.22	43.90	7.39	13.49
770 - 779	110	32,524,071.00	3.84	295,673.37	5.830	83.37	357	355	2	37.02	774	36.20	46.58	9.07	8.15
780 - 789	88	30,256,962.00	3.58	343,829.11	5.880	80.55	356	353	2	32.30	784	43.27	40.94	6.03	9.75
790 - 799	53	17,339,003.00	2.05	327,151.00	5.885	80.94	344	342	3	36.07	793	40.43	46.07	2.37	11.13
800 - 809	30	8,072,042.00	0.95	269,068.07	5.881	77.81	343	341	2	32.72	804	30.03	45.37	9.86	14.74
810 - 819	10	3,380,788.00	0.40	338,078.80	5.993	91.59	360	357	3	37.69	813	34.90	58.79	0.00	6.31
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum FICO: 524
Maximum FICO: 816
WA FICO: 701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Loan to Value Ratio	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
15.01% - 20.00%	4	$1,354,900.00	0.16%	338,725.00	7.157%	18.20%	356	354	3	20.23%	644	0.00%	75.75%	0.00%	24.25%
20.01% - 25.00%	3	521,500.00	0.06	173,833.33	5.751	23.99	278	276	2	35.69	780	0.00	55.81	44.19	0.00
25.01% - 30.00%	9	1,725,400.00	0.20	191,711.11	5.402	34.28	272	269	2	29.74	727	9.31	22.65	11.91	56.13
30.01% - 35.00%	10	2,453,073.00	0.29	245,307.30	6.020	32.33	310	308	2	32.53	671	5.05	39.64	16.36	38.96
35.01% - 40.00%	18	6,594,650.00	0.78	366,369.44	5.588	45.36	337	335	2	28.57	728	4.17	73.46	6.50	15.88
40.01% - 45.00%	19	7,842,690.00	0.93	412,773.16	5.812	45.25	343	341	2	28.14	715	0.00	55.31	12.77	31.92
45.01% - 50.00%	26	10,198,700.00	1.21	392,257.69	5.744	50.55	323	320	3	30.63	740	28.08	32.64	14.34	24.95
50.01% - 55.00%	49	21,474,750.00	2.54	438,260.20	5.887	55.18	354	352	2	35.64	723	27.09	31.36	13.53	28.02
55.01% - 60.00%	50	21,740,213.00	2.57	434,804.26	5.716	61.85	338	336	2	32.67	706	24.86	33.68	8.58	32.88
60.01% - 65.00%	113	45,036,344.00	5.32	398,551.72	5.811	65.68	350	347	3	32.84	708	15.45	26.87	7.93	49.74
65.01% - 70.00%	183	54,783,733.00	6.48	299,364.66	6.112	77.20	356	353	3	37.72	701	14.09	63.23	9.00	13.68
70.01% - 75.00%	170	58,295,860.00	6.89	342,916.82	6.194	79.51	355	352	3	37.34	705	23.97	57.74	9.70	8.59
75.01% - 80.00%	1,772	521,679,757.00	61.67	294,401.67	6.095	92.04	358	356	3	37.79	704	21.07	66.80	8.57	3.56
80.01% - 85.00%	59	19,239,070.00	2.27	326,085.93	6.597	84.88	360	358	2	41.26	642	28.65	67.65	2.75	0.96
85.01% - 90.00%	201	52,249,295.00	6.18	259,946.74	6.888	89.79	360	358	2	41.39	661	19.14	68.32	2.91	9.63
90.01% - 95.00%	75	16,460,245.00	1.95	219,469.93	7.062	94.75	360	358	2	37.59	687	29.97	48.80	7.93	13.30
95.01% - 100.00%	19	4,306,209.00	0.51	226,642.58	6.297	99.77	360	358	2	39.35	723	91.55	3.86	0.00	4.60
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum: 16.00
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
15.01% - 20.00%	3	$1,328,500.00	0.16%	442,833.33	7.061%	16.79%	360	357	3	19.73%	644	0.00%	75.27%	0.00%	24.73%
20.01% - 25.00%	3	521,500.00	0.06	173,833.33	5.751	23.99	278	276	2	35.69	780	0.00	55.81	44.19	0.00
25.01% - 30.00%	7	965,400.00	0.11	137,914.29	5.441	26.33	240	238	3	29.74	705	16.66	40.52	0.00	42.82
30.01% - 35.00%	10	2,453,073.00	0.29	245,307.30	6.020	32.33	310	308	2	32.53	671	5.05	39.64	16.36	38.96
35.01% - 40.00%	16	5,198,650.00	0.61	324,915.63	5.708	38.42	331	329	2	25.55	728	5.29	55.65	8.25	30.81
40.01% - 45.00%	17	6,987,690.00	0.83	411,040.59	5.879	43.49	341	339	2	28.14	713	0.00	62.06	14.33	23.60
45.01% - 50.00%	24	9,687,200.00	1.15	403,633.33	5.746	47.59	328	325	3	33.41	735	21.24	33.53	15.10	30.13
50.01% - 55.00%	47	19,581,300.00	2.31	416,623.40	5.871	52.77	350	348	2	34.94	720	27.96	31.07	10.23	30.74
55.01% - 60.00%	41	17,913,863.00	2.12	436,923.49	5.646	58.09	334	332	2	32.42	706	30.19	30.54	2.80	36.48
60.01% - 65.00%	109	44,003,744.00	5.20	403,704.07	5.770	63.71	350	347	2	32.71	707	15.27	29.63	8.58	46.52
65.01% - 70.00%	98	32,869,051.00	3.89	335,398.48	6.000	69.05	353	350	3	38.02	706	19.61	60.25	3.44	16.69
70.01% - 75.00%	114	41,529,292.00	4.91	364,292.04	6.076	73.52	353	351	3	38.83	702	26.93	49.22	11.03	12.82
75.01% - 80.00%	473	157,333,439.00	18.60	332,628.84	6.087	79.48	356	353	3	37.36	706	23.20	61.39	6.46	8.95
80.01% - 85.00%	83	31,747,820.00	3.75	382,503.86	6.345	84.15	360	357	3	39.26	665	29.34	57.00	3.38	10.28
85.01% - 90.00%	404	121,056,540.00	14.31	299,644.90	6.504	89.67	360	358	2	38.38	688	18.36	69.72	5.87	6.05
90.01% - 95.00%	427	110,154,574.00	13.02	257,973.24	6.406	94.77	360	357	2	36.93	699	24.12	58.03	12.89	4.96
95.01% - 100.00%	904	242,624,753.00	28.68	268,390.21	6.039	99.95	359	357	2	38.60	704	18.60	71.74	9.33	0.32
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Minimum: 16.39
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Geographic Concentration	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Alabama	5	$951,920.00	0.11%	190,384.00	6.481%	95.53%	360	358	2	34.97%	776	36.80%	63.20%	0.00%	0.00%
Arizona	72	15,318,364.00	1.81	212,755.06	6.315	88.82	355	352	3	35.44	700	4.85	65.19	10.14	19.82
Arkansas	1	440,000.00	0.05	440,000.00	5.875	73.09	360	355	5	0.00	707	0.00	0.00	0.00	100.00
California	1,136	434,391,715.00	51.35	382,387.07	5.968	83.97	356	354	3	38.24	705	12.88	67.22	8.26	11.64
Colorado	39	10,841,170.00	1.28	277,978.72	6.505	91.58	360	357	3	38.28	706	9.76	56.05	32.72	1.47
Connecticut	22	7,212,760.00	0.85	327,852.73	6.356	74.95	355	353	2	36.15	683	23.23	38.69	25.41	12.66
Delaware	2	439,610.00	0.05	219,805.00	6.975	84.01	360	358	2	40.26	644	0.00	40.11	0.00	59.89
Florida	234	50,507,505.00	5.97	215,844.04	6.667	87.99	357	354	2	35.97	698	18.63	60.23	8.36	12.77
Georgia	501	105,347,078.00	12.45	210,273.61	5.887	90.73	358	356	2	34.24	721	57.02	34.38	4.85	3.76
Hawaii	8	2,798,750.00	0.33	349,843.75	6.216	86.27	360	357	3	32.58	705	9.01	75.85	0.00	15.13
Idaho	1	87,350.00	0.01	87,350.00	6.375	94.98	360	358	2	38.48	755	0.00	100.00	0.00	0.00
Illinois	7	1,409,071.00	0.17	201,295.86	6.993	94.92	354	352	2	39.27	738	3.39	59.24	37.38	0.00
Indiana	1	168,000.00	0.02	168,000.00	6.500	100.00	360	359	1	41.10	627	100.00	0.00	0.00	0.00
Kansas	1	91,200.00	0.01	91,200.00	6.625	80.00	360	356	4	0.00	679	0.00	0.00	100.00	0.00
Maine	4	587,100.00	0.07	146,775.00	6.378	87.30	360	358	2	40.49	731	63.44	36.56	0.00	0.00
Maryland	30	7,899,594.00	0.93	263,319.80	6.603	88.73	353	351	2	40.52	666	35.73	52.94	9.04	2.28
Massachusetts	53	17,432,470.00	2.06	328,914.53	6.603	78.38	358	356	3	38.79	689	34.68	53.12	2.82	9.38
Michigan	18	3,972,315.00	0.47	220,684.17	6.865	82.50	360	357	3	39.16	685	23.53	54.95	0.00	21.51
Minnesota	6	1,400,935.00	0.17	233,489.17	6.573	88.62	360	356	4	40.26	704	9.26	79.55	11.19	0.00
Mississippi	5	474,150.00	0.06	94,830.00	6.591	96.20	360	358	2	32.46	738	59.80	40.20	0.00	0.00
Missouri	3	653,150.00	0.08	217,716.67	6.638	84.33	360	357	3	45.93	665	14.34	85.66	0.00	0.00
Nebraska	1	50,950.00	0.01	50,950.00	5.750	89.41	360	358	2	36.83	744	0.00	100.00	0.00	0.00
Nevada	84	20,884,806.00	2.47	248,628.64	6.141	88.83	360	357	3	38.30	704	11.32	65.89	10.40	12.39
New Hampshire	4	750,550.00	0.09	187,637.50	6.766	91.25	360	357	3	33.59	648	30.95	49.20	0.00	19.84
New Jersey	205	66,587,330.00	7.87	324,816.24	6.566	83.19	349	347	2	38.97	678	23.64	67.55	5.17	3.64
New Mexico	10	1,301,313.00	0.15	130,131.30	6.378	92.08	360	357	3	37.28	675	22.60	66.09	11.31	0.00
New York	130	50,619,651.00	5.98	389,381.93	6.400	79.73	353	351	2	40.81	679	19.01	56.67	16.04	8.28
North Carolina	24	5,276,510.00	0.62	219,854.58	6.481	89.31	360	357	3	37.46	683	18.55	60.47	6.86	14.12
Ohio	10	1,139,650.00	0.13	113,965.00	6.265	82.25	309	306	2	31.21	684	24.18	38.51	0.00	37.31
Oregon	13	2,077,716.00	0.25	159,824.31	6.513	86.09	360	358	2	38.28	676	20.77	44.53	0.00	34.70
Pennsylvania	19	3,786,813.00	0.45	199,305.95	6.678	89.36	360	358	2	35.08	673	31.44	55.82	0.00	12.74
Rhode Island	8	2,092,900.00	0.25	261,612.50	6.710	85.59	360	358	2	38.05	629	21.52	78.48	0.00	0.00
South Carolina	13	3,674,525.00	0.43	282,655.77	6.494	69.35	360	357	3	26.71	698	24.78	75.22	0.00	0.00
Tennessee	5	1,072,050.00	0.13	214,410.00	6.139	85.91	360	357	3	30.70	737	48.92	41.28	9.80	0.00
Texas	34	5,476,185.00	0.65	161,064.26	6.489	91.07	350	347	3	39.47	687	8.90	67.85	6.74	16.51
Utah	3	315,550.00	0.04	105,183.33	6.711	88.90	360	358	2	22.88	702	0.00	100.00	0.00	0.00
Virginia	17	4,833,772.00	0.57	284,339.53	6.301	88.28	360	357	3	35.00	704	37.20	37.21	20.25	5.34
Washington	51	13,591,911.00	1.61	266,508.06	5.982	90.94	360	358	2	36.80	687	13.75	73.60	6.58	6.07
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

North-South CA	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
North CA	272	$108,842,222.00	12.87%	400,155.23	5.983%	81.65%	356	353	3	37.62%	710	9.73%	65.43%	9.59%	15.25%
South CA	864	325,549,493.00	38.48	376,793.39	5.963	84.74	356	354	3	38.43	703	13.93	67.82	7.82	10.43
States Not CA	1,644	411,564,674.00	48.65	250,343.48	6.326	86.39	356	353	2	36.93	697	29.56	54.20	8.46	7.78
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Zip Code Concemtration	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
30349	34	$5,705,191.00	0.67%	167,799.74	6.061%	94.15%	360	358	2	37.01%	688	24.78%	45.13%	20.45%	9.65%
30213	28	4,411,429.00	0.52	157,551.04	6.120	92.55	360	358	2	34.65	696	36.28	60.17	3.55	0.00
30319	11	4,310,556.00	0.51	391,868.73	5.247	82.33	360	358	2	30.41	742	79.10	20.90	0.00	0.00
92336	12	4,053,600.00	0.48	337,800.00	5.874	94.57	360	357	3	39.30	694	7.01	84.89	8.10	0.00
08872	10	3,594,900.00	0.42	359,490.00	5.847	81.66	339	337	2	38.39	714	65.47	34.53	0.00	0.00
Other	2,685	823,880,713.00	97.39	306,845.70	6.150	85.03	356	353	3	37.64	701	20.46	61.21	8.38	9.96
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Loan Purpose	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Purchase	1,849	$513,106,556.00	60.65%	277,504.90	6.143%	91.73%	358	356	3	37.94%	708	18.63%	65.22%	9.00%	7.14%
Refinance - Cashout	776	272,901,956.00	32.26	351,677.78	6.226	74.99	353	351	2	38.03	683	20.73	57.35	7.99	13.93
Refinance - Rate Term	155	59,947,877.00	7.09	386,760.50	5.753	75.03	349	346	2	32.56	720	42.39	39.83	4.55	13.23
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Document Type	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
No Income No Asset	271	$82,613,773.00	9.77%	304,847.87	6.118%	69.60%	351	349	3	0.00%	707	0.00%	0.00%	0.00%	100.00%
No Ratio	205	70,693,063.00	8.36	344,844.21	6.288	86.04	356	354	3	0.00	707	0.00	0.00	100.00	0.00
Stated Income Full Asset	1,041	325,522,941.00	38.48	312,702.15	6.085	89.08	358	355	3	37.47	704	0.00	100.00	0.00	0.00
Full Documentation	612	177,604,748.00	20.99	290,203.84	5.904	85.03	355	353	2	36.45	713	100.00	0.00	0.00	0.00
Stated Documentation	651	189,521,864.00	22.40	291,124.22	6.418	84.95	355	353	2	38.84	678	0.00	100.00	0.00	0.00
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Property Type	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
2-4 Family	182	$63,150,861.00	7.47%	346,982.75	6.484%	81.31%	353	350	3	40.73%	689	15.50%	73.62%	4.73%	6.15%
Condo	293	77,133,315.00	9.12	263,253.63	6.107	89.32	359	357	3	36.30	711	22.06	64.16	7.28	6.50
PUD	802	206,902,999.00	24.46	257,983.79	6.147	90.16	357	355	2	36.74	704	26.02	53.57	11.43	8.98
Single Family Residence	1,503	498,769,214.00	58.96	331,849.11	6.102	82.91	355	353	2	37.70	700	19.44	61.81	7.71	11.05
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Occupancy	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Non-Owner Occupied	456	$96,007,040.00	11.35%	210,541.75	6.529%	82.22%	357	354	3	35.72%	712	15.77%	68.68%	9.64%	5.91%
Owner Occupied	2,201	718,643,605.00	84.95	326,507.77	6.068	85.50	356	353	2	37.94	699	22.10	59.47	7.92	10.51
Second Home	123	31,305,744.00	3.70	254,518.24	6.650	86.01	359	357	3	35.44	699	11.66	69.41	14.42	4.51
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Lien Position	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
1	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Prepayment Penalty	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
0	742	$244,665,179.00	28.92%	329,737.44	6.404%	83.68%	355	352	3	38.71%	695	22.02%	61.84%	8.06%	8.08%
6	29	11,336,090.00	1.34	390,899.66	5.970	75.10	360	357	3	34.60	732	8.25	54.81	12.67	24.26
12	224	82,393,882.00	9.74	367,829.83	6.181	83.02	354	351	3	39.05	698	15.11	54.45	17.99	12.45
24	830	229,641,755.00	27.15	276,676.81	6.120	90.05	360	357	3	37.88	692	12.07	71.49	8.45	7.99
36	756	220,762,365.00	26.10	292,013.71	5.959	82.92	353	351	2	36.71	707	20.57	59.31	6.73	13.39
60	199	57,157,118.00	6.76	287,221.70	5.794	85.41	358	356	2	34.01	732	65.11	30.74	0.82	3.34
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%
wa Term: 21.217															

Prepayment Type	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
12H	190	$69,260,876.00	8.19%	364,530.93	6.244%	83.83%	355	352	3	39.60%	693	15.75%	55.92%	18.50%	9.84%
12M	20	7,517,916.00	0.89	375,895.80	5.826	77.11	360	357	3	37.26	722	7.60	49.01	21.22	22.17
12S	14	5,615,090.00	0.66	401,077.86	5.881	81.00	334	331	3	33.26	729	17.25	43.66	7.32	31.78
24H	594	167,397,054.00	19.79	281,813.22	6.076	90.94	360	357	2	37.96	688	11.68	73.37	8.03	6.92
24M	210	53,996,651.00	6.38	257,126.91	6.233	88.46	359	356	3	37.96	701	13.34	65.31	11.06	10.29
24S	26	8,248,050.00	0.97	317,232.69	6.283	82.30	360	357	3	35.88	719	11.51	73.86	0.00	14.63
36H	618	175,090,778.00	20.70	283,318.41	5.949	83.26	353	351	2	36.76	706	20.59	57.40	7.80	14.22
36M	95	31,246,031.00	3.69	328,905.59	5.988	82.82	353	350	3	37.61	709	20.62	65.77	2.60	11.00
36S	43	14,425,556.00	1.71	335,478.05	6.008	78.96	360	357	3	34.25	721	20.15	68.58	2.78	8.49
60H	56	11,540,337.00	1.36	206,077.45	6.181	88.65	357	355	2	35.01	702	18.65	69.85	4.04	7.46
60M	27	5,690,184.00	0.67	210,747.56	6.280	85.66	354	351	3	40.59	709	23.01	64.46	0.00	12.53
60S	116	39,926,597.00	4.72	344,194.80	5.613	84.45	359	356	2	32.93	744	84.53	14.64	0.00	0.84
6H	15	5,182,640.00	0.61	345,509.33	6.033	73.24	360	357	3	38.01	739	4.02	49.47	14.49	32.02
6M	11	5,055,000.00	0.60	459,545.45	5.891	74.05	360	358	2	30.15	731	14.37	57.03	13.57	15.02
6S	3	1,098,450.00	0.13	366,150.00	6.041	88.72	360	357	3	43.25	701	0.00	69.80	0.00	30.20
No PPP	742	244,665,179.00	28.92	329,737.44	6.404	83.68	355	352	3	38.71	695	22.02	61.84	8.06	8.08
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Balloon Flag	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Not a Balloon Loan	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Originator	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
Alterna Mortgage	13	$3,857,400.00	0.46%	296,723.08	7.190%	89.90%	360	358	2	41.37%	701	6.23%	84.70%	0.00%	9.07%
Avaris Capital	19	6,380,163.00	0.75	335,798.05	5.934	84.89	354	353	1	38.10	716	7.89	77.77	6.42	7.92
Equity Now, Inc.	16	9,746,150.00	1.15	609,134.38	6.512	75.04	342	338	3	41.01	694	14.51	0.00	85.49	0.00
Gateway Bank FSB	68	26,845,270.00	3.17	394,783.38	5.865	76.39	354	351	2	37.75	729	18.06	51.21	8.26	22.46
Heritage Plaza Mortgage, Inc.	23	5,917,750.00	0.70	257,293.48	6.011	74.86	360	356	4	43.43	706	12.78	82.97	0.00	4.26
Loan Center of California, Inc.	19	8,568,150.00	1.01	450,955.26	6.106	79.91	360	356	4	42.60	695	2.86	16.20	0.00	80.94
Mortgage Enterprise, Ltd.	6	2,425,150.00	0.29	404,191.67	7.126	87.42	360	356	4	41.34	695	12.35	35.92	0.00	51.72
Mylor Financial	1	398,000.00	0.05	398,000.00	7.300	80.00	360	358	2	49.28	659	0.00	100.00	0.00	0.00
Opteum	2,244	650,014,380.00	76.84	289,667.73	6.168	86.08	356	354	2	37.27	697	21.87	61.05	7.94	9.13
Pemmtek Mortgage Services	9	2,454,850.00	0.29	272,761.11	7.747	92.64	360	356	4	33.95	676	0.00	64.60	26.56	8.83
Provident Bank	166	65,331,075.00	7.72	393,560.69	6.000	85.28	358	354	3	38.23	709	22.54	77.46	0.00	0.00
Pro30 Funding	1	520,000.00	0.06	520,000.00	7.850	95.00	360	355	5	0.00	702	0.00	0.00	100.00	0.00
Quicken Loans	8	3,650,475.00	0.43	456,309.38	6.545	75.70	360	356	4	44.26	699	46.78	40.20	0.00	13.02
Quicken Loans, Inc.	1	152,000.00	0.02	152,000.00	6.375	80.00	360	354	6	42.60	667	100.00	0.00	0.00	0.00
Realty Mortgage Corp	64	16,511,305.00	1.95	257,989.14	5.564	77.55	359	354	5	36.90	721	19.20	74.43	0.00	6.37
Shearson Mortgage	5	1,924,000.00	0.23	384,800.00	6.244	86.55	360	356	4	36.28	684	20.83	79.17	0.00	0.00
Stearns Lending, Inc.	92	33,105,771.00	3.91	359,845.34	6.005	84.25	360	356	4	38.46	723	16.65	47.82	21.04	14.48
Sun West Mortgage Co.	25	8,154,500.00	0.96	326,180.00	6.049	81.51	344	341	3	42.05	721	17.55	65.83	0.00	16.62
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Gross Rate-ARMS	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
3.501% - 4.000%	1	$274,899.00	0.04%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707	0.00%	100.00%	0.00%	0.00%
4.001% - 4.500%	8	2,269,585.00	0.34	283,698.13	4.418	77.63	360	356	4	29.26	726	12.27	68.22	0.00	19.51
4.501% - 5.000%	78	26,795,359.00	4.04	343,530.24	4.900	84.01	360	357	3	35.70	729	32.44	53.68	5.76	8.13
5.001% - 5.500%	299	87,074,047.00	13.13	291,217.55	5.358	86.26	360	358	2	35.56	724	39.59	48.78	2.69	8.94
5.501% - 6.000%	706	209,577,729.00	31.60	296,852.31	5.834	87.84	360	357	3	38.02	708	19.43	64.04	8.29	8.24
6.001% - 6.500%	644	175,186,624.00	26.42	272,028.92	6.311	90.20	360	357	3	38.10	690	11.95	72.67	9.89	5.50
6.501% - 7.000%	401	99,674,276.00	15.03	248,564.28	6.794	89.25	360	358	2	39.14	677	12.00	70.65	8.53	8.82
7.001% - 7.500%	154	36,248,663.00	5.47	235,380.93	7.288	89.71	360	358	2	38.36	679	10.03	63.89	9.72	16.37
7.501% - 8.000%	75	18,199,749.00	2.74	242,663.32	7.764	90.27	360	358	2	39.56	658	6.44	68.68	9.77	15.11
8.001% - 8.500%	26	5,399,182.00	0.81	207,660.85	8.299	89.94	360	358	2	38.26	655	0.00	83.28	10.89	5.82
8.501% - 9.000%	7	1,793,850.00	0.27	256,264.29	8.752	83.86	360	357	3	43.84	651	0.00	100.00	0.00	0.00
9.001% - 9.500%	2	272,200.00	0.04	136,100.00	9.293	98.05	360	357	3	47.92	618	0.00	60.98	0.00	39.02
9.501% - 10.000%	1	400,000.00	0.06	400,000.00	9.875	94.12	360	359	1	45.16	609	100.00	0.00	0.00	0.00
Total:	2,402	$663,166,163.00	100.00%	276,089.16	6.162%	88.46%	360	357	3	37.82%	698	18.44%	65.25%	7.99%	8.33%

Minimum: 3.875%
Maximum: 9.875%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Gross Rate-FRMS	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
4.501% - 5.000%	12	$9,677,350.00	5.29%	806,445.83	4.947%	67.87%	315	314	2	31.32%	746	5.33%	57.73%	9.36%	27.58%
5.001% - 5.500%	53	22,407,102.00	12.26	422,775.51	5.413	63.45	317	315	2	33.79	738	24.84	39.90	3.97	31.29
5.501% - 6.000%	146	71,518,559.00	39.13	489,853.14	5.859	71.65	344	342	2	35.36	718	38.86	40.81	7.54	12.79
6.001% - 6.500%	103	47,661,303.00	26.07	462,731.10	6.310	76.02	348	346	3	40.28	704	36.03	45.49	7.05	11.43
6.501% - 7.000%	47	23,006,862.00	12.59	489,507.70	6.794	80.17	348	346	3	38.27	680	16.95	49.33	24.84	8.88
7.001% - 7.500%	10	5,789,350.00	3.17	578,935.00	7.300	78.66	360	357	3	31.09	683	0.00	73.92	17.87	8.20
7.501% - 8.000%	5	2,335,300.00	1.28	467,060.00	7.796	87.05	360	357	3	43.18	667	17.15	38.48	19.46	24.91
8.001% - 8.500%	1	368,000.00	0.20	368,000.00	8.375	95.00	360	356	4	27.50	650	0.00	100.00	0.00	0.00
11.501% - 12.000%	1	26,400.00	0.01	26,400.00	12.000	90.00	180	177	3	39.17	631	0.00	100.00	0.00	0.00
Total:	378	$182,790,226.00	100.00%	483,572.03	6.068%	73.12%	341	339	2	36.64%	711	30.27%	45.04%	9.71%	14.98%

Minimum: 4.750%
Maximum: 12.000%

Gross Margin	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
1.001% - 1.250%	1	$150,400.00	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659	100.00%	0.00%	0.00%	0.00%
2.001% - 2.250%	1,004	255,227,243.00	38.49	254,210.40	6.013	87.49	360	358	2	36.38	716	29.37	53.70	8.67	8.26
2.251% - 2.500%	134	41,738,010.00	6.29	311,477.69	6.098	88.80	360	357	3	38.54	696	14.17	67.13	5.12	13.58
2.501% - 2.750%	130	39,991,745.00	6.03	307,628.81	6.231	90.71	360	357	3	36.71	698	12.58	67.19	13.22	7.01
2.751% - 3.000%	475	143,080,146.00	21.58	301,221.36	6.030	92.06	360	358	2	38.53	698	6.37	78.05	9.19	6.39
3.001% - 3.250%	217	54,747,207.00	8.26	252,291.28	6.083	86.97	360	357	3	35.85	705	8.32	68.85	12.14	10.70
3.251% - 3.500%	29	11,366,000.00	1.71	391,931.03	6.189	81.05	360	356	4	41.57	693	4.27	34.73	0.00	61.00
3.501% - 3.750%	44	15,437,579.00	2.33	350,854.07	6.235	86.77	360	357	3	36.53	699	7.13	67.59	15.74	9.55
3.751% - 4.000%	15	5,114,755.00	0.77	340,983.67	6.745	82.81	360	357	3	42.51	698	7.13	69.21	12.72	10.93
4.001% - 4.250%	7	2,113,600.00	0.32	301,942.86	6.719	93.83	360	357	3	39.74	701	18.93	71.99	0.00	9.08
4.251% - 4.500%	6	2,234,000.00	0.34	372,333.33	5.565	92.50	360	356	4	37.24	692	42.73	57.27	0.00	0.00
4.501% - 4.750%	7	2,469,000.00	0.37	352,714.29	5.681	84.16	360	358	2	43.02	661	33.28	66.72	0.00	0.00
4.751% - 5.000%	24	6,695,450.00	1.01	278,977.08	6.305	89.78	360	357	3	41.88	689	21.21	48.49	7.78	22.53
5.001% - 5.250%	33	10,470,837.00	1.58	317,298.09	6.132	87.75	360	358	2	38.97	657	18.31	81.69	0.00	0.00
5.251% - 5.500%	44	12,880,400.00	1.94	292,736.36	6.367	83.01	360	357	3	39.81	648	26.30	73.70	0.00	0.00
5.501% - 5.750%	46	12,455,950.00	1.88	270,781.52	6.585	83.68	360	358	2	42.15	639	27.66	72.34	0.00	0.00
5.751% - 6.000%	60	15,671,365.00	2.36	261,189.42	6.846	86.45	360	357	3	41.49	639	17.54	82.46	0.00	0.00
6.001% - 6.250%	28	6,954,950.00	1.05	248,391.07	7.102	89.46	360	358	2	39.33	628	17.94	82.06	0.00	0.00
6.251% - 6.500%	23	5,716,105.00	0.86	248,526.30	7.181	86.12	360	358	2	41.81	632	11.93	88.07	0.00	0.00
6.501% - 6.750%	39	9,574,121.00	1.44	245,490.28	7.270	87.98	360	358	2	41.25	628	20.06	79.94	0.00	0.00
6.751% - 7.000%	17	4,256,350.00	0.64	250,373.53	7.490	91.34	360	357	3	40.33	632	13.47	86.53	0.00	0.00
7.001% - 7.250%	7	2,202,600.00	0.33	314,657.14	8.219	88.29	360	358	2	47.45	619	49.52	50.48	0.00	0.00
7.251% - 7.500%	4	958,900.00	0.14	239,725.00	8.282	86.85	360	358	2	46.33	610	0.00	100.00	0.00	0.00
7.501% - 7.750%	5	998,900.00	0.15	199,780.00	8.607	87.68	360	358	2	39.22	636	0.00	100.00	0.00	0.00
7.751% - 8.000%	2	494,550.00	0.07	247,275.00	8.902	84.81	360	357	3	39.33	620	0.00	100.00	0.00	0.00
8.251% - 8.500%	1	166,000.00	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581	0.00	100.00	0.00	0.00
Total:	2,402	$663,166,163.00	100.00%	276,089.16	6.162%	88.46%	360	357	3	37.82%	698	18.44%	65.25%	7.99%	8.33%

Minimum: 1.250%
Maximum: 8.400%
Weighted Average: 3.098%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Minimum Rate	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
1.001% - 2.000%	1	$150,400.00	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659	100.00%	0.00%	0.00%	0.00%
2.001% - 3.000%	1,743	480,037,144.00	72.39	275,408.57	6.043	89.23	360	358	2	37.24	708	19.80	63.25	8.89	8.06
3.001% - 4.000%	305	86,665,541.00	13.07	284,149.31	6.163	85.91	360	357	3	36.80	702	7.50	64.17	11.22	17.10
4.001% - 5.000%	21	6,485,000.00	0.98	308,809.52	6.590	92.63	360	357	3	39.61	710	9.86	55.91	8.02	26.21
5.001% - 6.000%	39	11,884,150.00	1.79	304,721.79	5.764	85.22	360	357	3	41.15	658	38.64	61.36	0.00	0.00
6.001% - 7.000%	199	54,646,007.00	8.24	274,603.05	6.596	85.50	360	358	2	40.74	642	21.65	78.35	0.00	0.00
7.001% - 8.000%	78	19,493,021.00	2.94	249,910.53	7.505	89.58	360	358	2	41.02	631	16.15	83.85	0.00	0.00
8.001% - 9.000%	14	3,238,900.00	0.49	231,350.00	8.467	87.13	360	358	2	43.76	616	0.00	100.00	0.00	0.00
9.001% - 10.000%	2	566,000.00	0.09	283,000.00	9.736	95.84	360	358	2	45.97	601	70.67	29.33	0.00	0.00
Total:	2,402	$663,166,163.00	100.00%	276,089.16	6.162%	88.46%	360	357	3	37.82%	698	18.44%	65.25%	7.99%	8.33%

Minimum: 1.250%
Maximum: 9.875%
Weighted Average: 3.214%

Maximum Rate	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
9.001% - 10.000%	26	$9,869,408.00	1.49%	379,592.62	4.923%	81.59%	360	357	3	35.39%	746	64.90%	28.41%	0.00%	6.69%
10.001% - 11.000%	468	130,870,212.00	19.73	279,637.21	5.589	87.25	360	357	3	36.88	715	26.52	63.18	3.39	6.91
11.001% - 12.000%	1,054	292,559,379.00	44.12	277,570.57	5.980	88.86	360	357	3	37.21	707	18.59	64.31	9.39	7.70
12.001% - 13.000%	664	182,005,144.00	27.44	274,104.13	6.582	88.97	360	357	3	39.18	678	12.63	68.93	10.07	8.37
13.001% - 14.000%	155	37,948,662.00	5.72	244,830.08	7.522	89.81	360	358	2	39.04	663	8.11	71.93	6.86	13.10
14.001% - 15.000%	23	5,622,400.00	0.85	244,452.17	8.142	87.84	360	358	2	43.55	629	5.07	92.84	2.10	0.00
15.001% - 16.000%	3	672,200.00	0.10	224,066.67	9.639	95.71	360	358	2	45.97	613	59.51	24.70	0.00	15.80
16.001% - 17.000%	1	676,000.00	0.10	676,000.00	4.875	80.00	360	355	5	0.00	659	0.00	0.00	0.00	100.00
17.001% - 18.000%	3	1,429,250.00	0.22	476,416.67	5.784	76.49	360	355	5	0.00	705	0.00	0.00	0.00	100.00
18.001% - 19.000%	5	1,513,508.00	0.23	302,701.60	6.588	79.21	360	356	4	44.54	677	0.00	62.73	0.00	37.27
Total:	2,402	$663,166,163.00	100.00%	276,089.16	6.162%	88.46%	360	357	3	37.82%	698	18.44%	65.25%	7.99%	8.33%

Minimum: 9.625%
Maximum: 18.750%
Weighted Average: 11.817%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPI

Next Rate Reset Date	COUNT	OPB	%	AVG 0PB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
2005-10-01	21	$7,396,001.00	1.12%	352,190.52	5.187%	81.30%	360	355	5	31.82%	716	1.73%	49.39%	9.77%	39.11%
2005-11-01	26	7,792,026.00	1.17	299,693.31	5.755	89.49	360	356	4	39.91	707	7.12	62.75	4.25	25.89
2005-12-01	33	10,982,525.00	1.66	332,803.79	6.028	88.54	360	357	3	36.21	711	10.78	48.31	25.37	15.54
2006-01-01	13	5,245,733.00	0.79	403,517.92	5.867	71.24	360	358	2	31.91	706	8.54	73.57	15.54	2.35
2006-02-01	1	447,200.00	0.07	447,200.00	5.250	95.00	360	359	1	31.31	733	0.00	100.00	0.00	0.00
2006-03-01	2	337,600.00	0.05	168,800.00	4.458	80.00	360	354	6	25.57	715	44.55	55.45	0.00	0.00
2007-02-01	2	653,500.00	0.10	326,750.00	6.153	75.83	360	353	7	45.89	609	0.00	100.00	0.00	0.00
2007-03-01	2	656,500.00	0.10	328,250.00	6.563	81.45	360	354	6	44.77	681	0.00	100.00	0.00	0.00
2007-04-01	39	10,872,325.00	1.64	278,777.56	6.205	80.29	360	355	5	39.26	677	19.24	66.42	9.87	4.46
2007-05-01	86	23,218,467.00	3.50	269,982.17	6.343	85.93	360	356	4	40.69	678	16.53	71.44	4.56	7.46
2007-06-01	331	90,750,348.00	13.68	274,170.24	6.259	90.81	360	357	3	38.95	678	12.43	74.91	8.69	3.98
2007-07-01	323	86,800,281.00	13.09	268,731.52	6.269	91.45	360	358	2	38.98	682	12.08	70.96	9.31	7.65
2007-08-01	221	63,775,979.00	9.62	288,579.09	6.344	90.76	360	359	1	39.71	681	7.30	84.51	4.90	3.29
2007-11-01	1	106,524.00	0.02	106,524.00	4.625	91.05	360	350	10	32.97	598	0.00	100.00	0.00	0.00
2008-02-01	1	89,250.00	0.01	89,250.00	7.586	85.00	360	353	7	31.21	589	0.00	100.00	0.00	0.00
2008-04-01	13	3,472,007.00	0.52	267,077.46	5.976	79.12	360	355	5	40.27	714	21.34	63.55	4.51	10.60
2008-05-01	45	15,027,350.00	2.27	333,941.11	6.196	83.02	360	356	4	39.12	711	15.67	50.91	16.52	16.89
2008-06-01	60	19,919,655.00	3.00	331,994.25	6.208	86.42	360	357	3	40.20	698	17.31	58.37	12.21	12.11
2008-07-01	44	10,378,156.00	1.56	235,867.18	6.099	87.96	360	358	2	37.98	694	22.59	69.52	1.82	6.07
2008-08-01	21	4,924,404.00	0.74	234,495.43	6.181	89.99	360	359	1	36.29	695	34.07	57.73	4.81	3.40
2010-03-01	2	511,600.00	0.08	255,800.00	5.936	78.71	360	354	6	42.60	695	29.71	0.00	70.29	0.00
2010-04-01	30	6,604,671.00	1.00	220,155.70	6.049	82.22	360	355	5	40.78	720	27.75	64.29	3.11	4.85
2010-05-01	105	31,390,467.00	4.73	298,956.83	6.210	87.72	360	356	4	37.13	703	15.04	52.40	9.41	23.15
2010-06-01	367	101,188,244.00	15.26	275,717.29	6.082	88.23	360	357	3	37.20	713	21.49	65.08	6.12	7.31
2010-06-30	1	449,000.00	0.07	449,000.00	5.875	68.57	360	358	2	39.39	683	0.00	100.00	0.00	0.00
2010-07-01	294	72,549,145.00	10.94	246,765.80	6.160	89.52	360	358	2	35.92	708	18.09	62.30	9.23	10.38
2010-08-01	212	50,822,851.00	7.66	239,730.43	6.231	89.34	360	359	1	37.04	705	26.42	57.02	6.39	10.16
2012-05-01	4	1,285,800.00	0.19	321,450.00	5.671	77.23	360	356	4	35.33	720	63.77	36.23	0.00	0.00
2012-06-01	34	11,667,900.00	1.76	343,173.53	5.676	83.56	360	357	3	33.87	734	44.76	55.24	0.00	0.00
2012-07-01	16	7,094,996.00	1.07	443,437.25	6.025	80.85	360	358	2	36.05	741	37.00	42.64	20.37	0.00
2012-08-01	18	5,278,200.00	0.80	293,233.33	5.606	92.08	360	359	1	35.42	726	63.63	25.08	9.21	2.08
2015-06-01	22	7,770,158.00	1.17	353,189.00	5.687	81.96	360	357	3	28.97	760	91.39	8.61	0.00	0.00
2015-07-01	10	3,169,800.00	0.48	316,980.00	5.676	79.81	360	358	2	31.48	743	70.03	29.97	0.00	0.00
2015-08-01	2	537,500.00	0.08	268,750.00	5.413	68.69	360	359	1	23.04	737	100.00	0.00	0.00	0.00
Total:	2,402	$663,166,163.00	100.00%	276,089.16	6.162%	88.46%	360	357	3	37.82%	698	18.44%	65.25%	7.99%	8.33%

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20081225

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Initial Rate Cap	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
1.000%	87	$28,286,959.00	4.27%	325,137.46	5.725%	85.84%	360	357	3	34.58%	713	8.21%	62.31%	13.93%	15.55%
1.500%	4	1,094,500.00	0.17	273,625.00	6.472	90.49	360	357	3	33.66	648	26.35	73.65	0.00	0.00
2.000%	54	17,468,259.00	2.63	323,486.28	6.061	90.39	360	357	3	39.94	705	32.33	47.75	11.76	8.16
3.000%	1,104	303,424,443.00	45.75	274,840.98	6.283	89.54	360	358	2	39.22	681	11.54	75.03	7.87	5.56
5.000%	935	237,693,142.00	35.84	254,217.26	6.174	89.48	360	358	2	36.75	706	21.34	64.52	6.66	7.48
6.000%	218	75,198,860.00	11.34	344,948.90	5.823	81.34	360	357	3	35.75	732	37.63	33.14	9.64	19.60
Total:	2,402	$663,166,163.00	100.00%	276,089.16	6.162%	88.46%	360	357	3	37.82%	698	18.44%	65.25%	7.99%	8.33%

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.943%

Periodic Rate Cap	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
1.000%	2,401	$662,646,163.00	99.92%	275,987.57	6.161%	88.45%	360	357	3	37.82%	698	18.45%	65.30%	7.91%	8.33%
2.000%	1	520,000.00	0.08	520,000.00	7.850	95.00	360	355	5	0.00	702	0.00	0.00	100.00	0.00
Total:	2,402	$663,166,163.00	100.00%	276,089.16	6.162%	88.46%	360	357	3	37.82%	698	18.44%	65.25%	7.99%	8.33%

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

PMI	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
GEMICO	2	$683,518.00	0.08%	341,759.00	7.299%	91.40%	360	356	4	0.00%	681	0.00%	0.00%	0.00%	100.00%
MGIC	3	889,450.00	0.11	296,483.33	6.358	90.00	360	357	3	39.43	674	51.89	48.11	0.00	0.00
MI (Company Unknown at Bid)	1	114,000.00	0.01	114,000.00	7.375	95.00	360	359	1	32.66	735	0.00	100.00	0.00	0.00
No MI	2,638	814,783,811.00	96.32	308,864.22	6.122	84.87	356	353	3	37.60	701	20.66	61.87	8.27	9.20
PMI Mortgage Insurance	41	9,276,503.00	1.10	226,256.17	6.837	91.06	360	358	2	40.09	708	13.18	30.34	12.89	43.59
Radian Guaranty	14	2,963,476.00	0.35	211,676.86	6.779	88.96	357	355	2	37.24	683	7.96	13.51	17.79	60.74
Triad Guaranty Insurance Co.	3	771,261.00	0.09	257,087.00	6.525	96.18	360	358	2	40.21	689	69.59	0.00	0.00	30.41
United Guaranty	78	16,474,370.00	1.95	211,209.87	6.524	93.77	360	358	2	35.93	717	41.19	43.87	9.87	5.07
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

Interest Only Terms	COUNT	OPB	%	AVG OPB	WAC	CLTV	OTERM	WAM	AGE	DTI	FICO	FULL DOC%	STATED DOC%	NO RATIO%	NINA%
0	483	$140,110,511.00	16.56%	290,083.87	6.324%	77.15%	338	336	2	39.43%	685	22.22%	58.45%	4.36%	14.97%
24	9	2,728,017.00	0.32	303,113.00	6.412	90.27	360	356	4	41.18	710	14.66	70.63	0.00	14.71
36	22	7,859,300.00	0.93	357,240.91	6.295	90.64	360	357	3	39.36	682	17.76	58.48	8.27	15.48
60	269	91,240,066.00	10.79	339,182.40	6.243	86.57	360	357	3	39.01	684	21.77	75.26	0.44	2.53
84	16	5,792,150.00	0.68	362,009.38	5.699	87.07	360	357	3	35.39	724	15.01	84.99	0.00	0.00
120	1,981	598,226,345.00	70.72	301,982.00	6.085	86.68	359	357	2	36.87	707	20.72	59.02	10.62	9.65
Total:	2,780	$845,956,389.00	100.00%	304,300.86	6.142%	85.15%	356	353	3	37.59%	701	20.99%	60.89%	8.36%	9.76%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

We need these matrices in addition to strats

Aggregate Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Second Lien (Simultaneous or Silent)
520. - 539.	0.03%	76.97	80.00	0.01	0.03	0.00	6.78	7.95	0.00
540. - 559.	0.09%	76.83	85.00	0.00	0.09	0.00	7.05	6.25	0.00
560. - 579.	0.11%	77.25	84.44	0.03	0.11	0.00	6.61	5.77	0.00
580. - 599.	1.33%	79.86	100.00	0.46	1.30	0.49	6.92	6.16	2.21
600. - 619.	2.03%	82.36	95.00	0.67	1.63	1.17	6.76	5.78	1.92
620. - 639.	6.00%	76.11	95.00	1.74	7.22	5.20	6.57	3.90	39.67
640. - 659.	10.73%	75.78	95.00	1.63	9.07	8.01	6.43	3.32	49.07
660. - 679.	13.07%	76.70	99.98	2.11	11.28	10.54	6.31	2.99	55.00
680. - 699.	15.63%	76.09	100.00	2.15	13.12	12.58	6.23	2.81	53.06
700. - 719.	12.49%	75.31	100.00	1.92	10.39	10.06	6.11	2.69	48.33
720. - 739.	11.79%	74.90	100.00	2.90	9.58	9.62	5.97	2.74	50.22
740. - 759.	9.44%	75.63	100.00	2.52	7.57	7.59	6.02	2.70	54.37
760. - 779.	8.35%	73.53	100.00	2.77	6.68	6.52	5.94	2.63	48.74
780. - 799.	5.59%	72.45	100.00	2.36	4.35	4.09	5.95	2.54	42.58
>= 800.	1.32%	72.16	95.00	0.43	1.09	0.98	5.96	2.60	48.76
Total:	100.00%	75.57	100.00	21.69	83.68	76.84	6.20	3.10	48.17

IO Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN	% Second Lien (Simultaneous or Silent)
580. - 599.	0.49%	82.06	100.00	0.23	0.84	6.89	6.18	5.99
600. - 619.	1.17%	82.80	95.00	0.61	1.49	6.70	5.68	0.74
620. - 639.	5.20%	77.96	95.00	1.33	6.06	6.59	3.58	52.63
640. - 659.	8.01%	76.81	95.00	1.61	9.05	6.37	3.20	58.74
660. - 679.	10.54%	77.16	99.98	2.00	11.95	6.30	2.68	62.38
680. - 699.	12.58%	76.75	100.00	2.42	13.97	6.19	2.73	59.04
700. - 719.	10.06%	75.67	100.00	2.05	10.96	6.07	2.60	55.64
720. - 739.	9.62%	75.72	100.00	2.84	10.25	5.96	2.70	54.35
740. - 759.	7.59%	76.58	100.00	2.59	8.06	5.98	2.64	60.65
760. - 779.	6.52%	74.58	100.00	3.25	7.10	5.92	2.62	53.61
780. - 799.	4.09%	75.16	100.00	2.33	4.26	5.93	2.53	46.89
>= 800.	0.98%	74.37	95.00	0.46	1.01	5.86	2.49	56.61
Total:	76.84%	76.46	100.00	21.72	84.83	6.16	2.92	55.93

If the deal has deep MI - we want the following:
For Non-MI Loans-only

By LTV Bucket	% of total deal	Avg FICO	%<550 FICO	%full doc	%non owner
<=50% LTV					
51%-60%					
61%-70%					
71%-80%					
81%-85%					
86%-90%					
91%-95%					
96%-100%					

We needs strats broken out in this format for Total ARMs, Total Fixed, Total IO Loans seperately
We also need this for the total pool combined

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	19	$841,824.00	0.08	$44,306.53	7.130	72.84	709
50,000.01 - 75,000.00	68	$4,431,436.00	0.41	$65,168.18	6.807	84.15	704
75,000.01 - 100,000.00	223	$20,023,714.00	1.87	$89,792.44	6.570	84.79	697
100,000.01 - 125,000.00	360	$40,998,897.00	3.82	$113,885.83	6.585	87.31	702
125,000.01 - 150,000.00	414	$57,052,029.00	5.32	$137,806.83	6.411	87.71	704
150,000.01 - 175,000.00	338	$54,713,571.00	5.10	$161,874.47	6.388	86.52	699
175,000.01 - 200,000.00	316	$59,283,777.00	5.52	$187,606.89	6.362	84.99	695
200,000.01 - 225,000.00	264	$56,124,566.00	5.23	$212,593.05	6.264	85.06	692
225,000.01 - 250,000.00	243	$57,984,228.00	5.40	$238,618.22	6.161	84.20	698
250,000.01 - 275,000.00	227	$59,512,381.00	5.55	$262,169.08	6.237	84.85	695
275,000.01 - 300,000.00	227	$65,442,007.00	6.10	$288,290.78	6.155	83.64	698
300,000.01 - 333,700.00	216	$68,494,898.00	6.38	$317,106.01	6.111	84.97	699
333,700.01 - 350,000.00	110	$37,630,705.00	3.51	$342,097.32	6.155	84.91	689
350,000.01 - 600,000.00	790	$347,079,213.00	32.34	$439,340.78	6.126	84.84	701
600,000.01 - 1,000,000.00	162	$117,122,249.00	10.91	$722,976.85	6.103	80.44	713
1,000,000.01 >=	18	$26,454,650.00	2.47	$1,469,702.78	5.820	61.66	722
Total:	3,995	$1,073,190,145.00	100.00	$268,633.33	6.204	84.03	701

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	19	$838,521.97	0.08	$44,132.74	7.128	72.83	709
50,000.01 - 75,000.00	69	$4,490,959.93	0.42	$65,086.38	6.791	84.09	705
75,000.01 - 100,000.00	222	$19,899,153.56	1.86	$89,635.83	6.573	84.82	697
100,000.01 - 125,000.00	362	$41,164,068.70	3.84	$113,712.90	6.583	87.31	702
125,000.01 - 150,000.00	413	$56,860,493.73	5.31	$137,676.74	6.416	87.75	704
150,000.01 - 175,000.00	346	$56,048,152.84	5.23	$161,988.88	6.392	86.47	699
175,000.01 - 200,000.00	309	$57,985,477.01	5.41	$187,655.27	6.349	85.05	695
200,000.01 - 225,000.00	265	$56,306,369.25	5.25	$212,476.87	6.270	84.75	692
225,000.01 - 250,000.00	240	$57,228,381.56	5.34	$238,451.59	6.155	84.48	698
250,000.01 - 275,000.00	231	$60,519,018.41	5.65	$261,987.09	6.237	84.76	694
275,000.01 - 300,000.00	225	$64,845,907.98	6.05	$288,204.04	6.149	83.57	699
300,000.01 - 333,700.00	219	$69,458,383.99	6.48	$317,161.57	6.116	84.98	699
333,700.01 - 350,000.00	108	$36,965,977.18	3.45	$342,277.57	6.153	84.96	689
350,000.01 - 600,000.00	787	$345,631,997.52	32.25	$439,176.62	6.126	84.87	701
600,000.01 - 1,000,000.00	162	$117,055,412.17	10.92	$722,564.27	6.103	80.45	713
1,000,000.01 >=	18	$26,439,728.62	2.47	$1,468,873.81	5.820	61.66	722
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
3.500 - 3.999	1	$274,899.00	0.03	$274,899.00	3.875	80.00	707
4.000 - 4.499	3	$634,735.00	0.06	$211,578.33	4.205	85.42	694
4.500 - 4.999	50	$17,797,983.68	1.66	$355,959.67	4.775	81.47	736
5.000 - 5.499	276	$88,608,467.89	8.27	$321,045.17	5.214	80.08	728
5.500 - 5.999	1,049	$330,080,540.54	30.80	$314,662.10	5.767	80.75	714
6.000 - 6.499	1,108	$292,593,479.49	27.30	$264,073.54	6.206	84.65	698
6.500 - 6.999	931	$218,849,566.10	20.42	$235,069.35	6.672	87.07	685
7.000 - 7.499	314	$70,732,992.20	6.60	$225,264.31	7.173	89.18	683
7.500 - 7.999	189	$37,459,809.56	3.50	$198,200.05	7.679	88.93	670
8.000 - 8.499	49	$9,937,458.04	0.93	$202,805.27	8.161	91.40	662
8.500 - 8.999	20	$3,935,875.96	0.37	$196,793.80	8.681	86.84	658
9.000 - 9.499	2	$272,200.00	0.03	$136,100.00	9.293	98.05	618
9.500 - 9.999	1	$400,000.00	0.04	$400,000.00	9.875	94.12	609
10.000 - 10.499	1	$133,963.52	0.01	$133,963.52	10.000	95.00	656
12.000 - 12.499	1	$26,033.45	0.00	$26,033.45	12.000	90.00	631
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
180	68	$16,154,584.84	1.51	$237,567.42	5.709	62.77	707
240	14	$3,761,581.50	0.35	$268,684.39	5.996	59.72	682
360	3,913	$1,051,821,838.09	98.14	$268,801.90	6.212	84.45	701
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
121 - 180	68	$16,154,584.84	1.51	$237,567.42	5.709	62.77	707
181 - 240	14	$3,761,581.50	0.35	$268,684.39	5.996	59.72	682
301 - 360	3,913	$1,051,821,838.09	98.14	$268,801.90	6.212	84.45	701
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
GEMICO	14	$2,698,356.90	0.25	$192,739.78	7.000	91.478	694.529
MGIC	8	$1,828,516.29	0.17	$228,564.54	6.488	89.850	690.702
MI (Company Unknown at Bid)	1	$114,000.00	0.01	$114,000.00	7.375	95.000	735.000
No MI	3,740	$1,021,701,447.68	95.33	$273,182.21	6.177	83.635	700.473
PMI Mortgage Insurance	65	$13,992,101.97	1.31	$215,263.11	6.885	91.281	710.769
Radian Guaranty	29	$5,251,764.67	0.49	$181,095.33	6.876	89.350	681.793
Republic Mortgage Insurance	3	$489,246.00	0.05	$163,082.00	7.690	91.536	718.955
Triad Guaranty Insurance Co.	8	$1,468,645.62	0.14	$183,580.70	6.977	94.594	709.435
United Guaranty	127	$24,193,925.30	2.26	$190,503.35	6.617	93.750	718.246
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1st Lien	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	789	$216,194,742.00	20.17	$274,011.08	6.155	83.76	702
2	1,163	$302,440,098.13	28.22	$260,051.68	6.224	84.69	700
3	1,431	$389,431,626.66	36.34	$272,139.50	6.196	84.48	701

4	466	$127,577,257.52	11.90	$273,770.94	6.324	82.61	700
5	133	$33,486,640.47	3.12	$251,779.25	5.979	80.76	703
6	8	$1,653,476.69	0.15	$206,684.59	5.921	80.43	692
7	4	$849,296.42	0.08	$212,324.11	6.605	76.03	597
10	1	$104,866.54	0.01	$104,866.54	4.625	91.05	598
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
<= 25.00	17	$3,207,665.14	0.30	$188,686.18	6.473	17.95	698
25.01 - 30.00	15	$2,022,492.47	0.19	$134,832.83	5.721	27.08	714
30.01 - 35.00	19	$4,206,627.68	0.39	$221,401.46	5.924	32.66	693
35.01 - 40.00	32	$7,867,743.04	0.73	$245,866.97	5.846	38.20	725
40.01 - 45.00	45	$12,166,798.43	1.14	$270,373.30	5.896	42.95	709
45.01 - 50.00	67	$16,309,910.99	1.52	$243,431.51	5.885	47.57	724
50.01 - 55.00	78	$26,089,051.00	2.43	$334,475.01	5.895	52.72	717
55.01 - 60.00	102	$31,613,836.57	2.95	$309,939.57	5.846	57.99	696
60.01 - 65.00	175	$58,475,901.53	5.46	$334,148.01	5.854	63.61	703
65.01 - 70.00	152	$46,083,342.04	4.30	$303,179.88	6.059	69.01	705
70.01 - 75.00	161	$50,886,635.65	4.75	$316,066.06	6.139	73.48	702
75.01 - 80.00	692	$201,990,139.42	18.85	$291,893.27	6.173	79.48	703
80.01 - 85.00	96	$34,467,350.10	3.22	$359,034.90	6.381	84.19	666
85.01 - 90.00	524	$143,470,460.81	13.39	$273,798.59	6.539	89.67	691
90.01 - 95.00	591	$137,212,837.53	12.80	$232,170.62	6.483	94.77	700
95.01 - 100.00	1,229	$295,667,212.03	27.59	$240,575.44	6.124	99.94	704
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Primary	3,140	$898,959,020.10	83.88	$286,292.68	6.129	84.43	699
Investment	679	$133,249,326.58	12.43	$196,243.49	6.575	80.65	713
Second Home	176	$39,529,657.75	3.69	$224,600.33	6.658	86.56	702
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Single Family Residence	2,216	$627,624,708.13	58.56	$283,224.15	6.165	81.90	699
PUD	1,131	$264,073,721.67	24.64	$233,486.93	6.221	89.59	703
2-4 Family	271	$88,108,268.52	8.22	$325,122.76	6.455	78.10	696
Condo	377	$91,931,306.12	8.58	$243,849.62	6.178	88.44	710
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Refinance - Cashout	1,197	$364,779,378.91	34.04	$304,744.68	6.239	73.13	684
Purchase	2,539	$628,366,912.11	58.63	$247,485.98	6.225	91.50	709
Refinance - Rate Term	259	$78,591,713.42	7.33	$303,442.91	5.867	75.07	715
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Full Documentation	924	$232,439,529.54	21.69	$251,557.93	6.005	85.19	712
Stated Documentation	2,245	$621,660,573.93	58.00	$276,908.94	6.248	86.68	695
No Income No Asset	541	$131,558,170.99	12.28	$243,175.92	6.263	69.11	703
No Ratio	285	$86,079,729.98	8.03	$302,034.14	6.332	84.72	708
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
10/6 MONTH LIBOR -120 MON	34	$11,477,458.00	1.07	$337,572.29	5.671	80.75	754
15YR FXD -120 MONTH IO	1	$1,880,000.00	0.18	$1,880,000.00	4.750	80.00	755
2/6 MONTH LIBOR - 60 MONT	116	$35,944,676.00	3.35	$309,867.90	6.465	84.52	656
2/6 MONTH LIBOR -120 MONT	683	$191,848,931.00	17.90	$280,891.55	6.126	92.32	692
30YR FXD - 60 MONTH IO	11	$3,783,160.00	0.35	$343,923.64	6.294	82.66	670
30YR FXD -120 MONTH IO	804	$226,343,671.00	21.12	$281,521.98	6.301	79.32	708
3/6 MONTH LIBOR - 24 MONT	1	$300,667.00	0.03	$300,667.00	5.875	80.00	741
3/6 MONTH LIBOR - 60 MONT	22	$6,717,954.00	0.63	$305,361.55	6.382	85.82	681
3/6 MONTH LIBOR -120 MONT	112	$32,232,351.00	3.01	$287,788.85	5.980	85.92	716
5/6 MONTH LIBOR	58	$13,659,992.32	1.27	$235,517.11	6.269	80.28	705
5/6 MONTH LIBOR - 36 MONT	2	$584,650.00	0.05	$292,325.00	5.991	94.80	664
5/6 MONTH LIBOR - 60 MONT	118	$43,752,175.00	4.08	$370,781.14	6.079	88.98	707
5/6 MONTH LIBOR -120 MONT	833	$205,436,290.00	19.17	$246,622.20	6.152	88.97	710
6 MONTH LIBOR	6	$1,859,149.62	0.17	$309,858.27	6.013	82.34	695
6 MONTH LIBOR - 60 MONTH	10	$3,130,261.00	0.29	$313,026.10	5.552	80.95	706
6 MONTH LIBOR -120 MONTH	80	$27,196,974.00	2.54	$339,962.18	5.713	84.81	712
7/6 MONTH LIBOR	8	$2,122,914.66	0.20	$265,364.33	5.810	79.88	754
7/6 MONTH LIBOR - 84 MONT	16	$5,792,150.00	0.54	$362,009.38	5.699	87.07	724
7/6 MONTH LIBOR -120 MONT	48	$17,400,956.00	1.62	$362,519.92	5.773	83.85	734
ARM - 2 Year/6 Month	197	$46,259,160.45	4.32	$234,818.07	6.805	85.27	648
ARM - 3 Year/6 Month	30	$7,342,679.17	0.69	$244,735.97	6.639	79.80	673
Fixed Rate Loans	777	$176,969,784.23	16.51	$227,760.34	6.249	73.61	703
Interest Only - ARM - 2 Year/6 I	8	$2,427,350.00	0.23	$303,418.75	6.479	91.55	706
Interest Only - ARM - 3 Year/6 I	20	$7,274,650.00	0.68	$363,732.50	6.319	90.31	684
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

** For ARM loans please break out 2/28, 3/27, 5/25 by percentage
** For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
California	1,442	$506,725,674.26	47.28	$351,404.77	5.984	81.73	705
Georgia	768	$146,850,353.72	13.70	$191,211.40	6.024	91.15	718
New Jersey	262	$78,931,738.03	7.36	$301,266.18	6.590	82.11	680
Other	1,523	$339,230,238.42	31.65	$222,738.17	6.520	84.87	692
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
No Prepay Penalty	1,084	$307,510,391.27	28.69	$283,681.17	6.439	82.82	697
Prepay Penalty	2,911	$764,227,613.16	71.31	$262,530.96	6.109	84.53	703
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	1,084	$307,510,391.27	28.69	$283,681.17	6.439	82.82	697
6	34	$12,398,483.33	1.16	$364,661.27	5.952	75.00	730
12	313	$104,825,284.78	9.78	$334,905.06	6.248	81.07	696
24	958	$250,438,622.05	23.37	$261,418.19	6.153	89.30	693
36	1,322	$323,741,949.94	30.21	$244,888.01	6.083	82.04	705
60	284	$72,823,273.06	6.79	$256,419.98	5.899	85.87	728
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
520 - 539	2	$369,781.87	0.03	$184,890.93	8.779	76.97	527
540 - 559	3	$975,227.31	0.09	$325,075.77	7.047	76.83	552
560 - 579	4	$1,161,379.82	0.11	$290,344.96	6.609	77.25	575
580 - 599	61	$14,297,732.34	1.33	$234,389.05	6.923	80.29	589
600 - 619	74	$21,735,803.87	2.03	$293,727.08	6.764	82.60	608
620 - 639	341	$85,754,518.49	8.00	$251,479.53	6.572	82.92	630
640 - 659	465	$114,949,572.62	10.73	$247,203.38	6.426	84.31	650
660 - 679	528	$140,102,158.73	13.07	$265,345.00	6.314	86.55	670
680 - 699	622	$167,503,184.94	15.63	$269,297.72	6.233	85.37	689
700 - 719	468	$133,821,108.03	12.49	$285,942.54	6.113	84.09	709
720 - 739	454	$126,354,997.05	11.79	$278,314.97	5.974	83.97	729
740 - 759	393	$101,164,535.86	9.44	$257,416.12	6.018	84.93	749
760 - 779	316	$89,508,408.79	8.35	$283,254.46	5.941	82.10	769
780 - 799	207	$59,919,933.91	5.59	$289,468.28	5.947	79.62	788
800 +	57	$14,119,660.79	1.32	$247,713.35	5.957	80.19	807
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701



Pool Data OPMAC05_4

Pool Summary	
Total Issue Balance (USD)	
Original Mortgage Pool Balance (USD)	1,073,190,145
Current Mortgage Pool Balance (USD)	1,071,738,004
Total Number of Loans	3,995
Average Loan Balance (USD)	268,270
1st lien (%age)	100.00%
2nd lien (%age)	0.00%
WA FICO	701
- Minimum FICO	524
- Maximum FICO	821
WA LTV	75.57%
- Minimum LTV	10.61%
- Maximum LTV	100.00%
WA DTI	37.71%
- Minimum DTI	3.69%
- Maximum DTI	77.63%
WA Age (Months)	3
WA Remaining Term (Months)	354
Aquired Loans	
North California (% of Pool)	11.20%
South California (% of Pool)	36.08%

North California	
% of State	23.68%
WA FICO	711
- Minimum FICO	602
- Maximum FICO	821
WA LTV	71.45%
- Minimum LTV	15.48%
- Maximum LTV	90.00%
Highest Zip-Code Density (% of State)	2.38%
Zip-Code with Highest Density	95023

South California	
% of State	76.32%
WA FICO	703
Minimum FICO	677
Maximum FICO	816
WA LTV	73.63%
Minimum LTV	15.06%
Maximum LTV	100.00%
Highest Zip-Code Density (% of State)	0.40%
Zip-Code with Highest Density	89123

Classification	Total	Check
Mortgage Type	1,071,738,004	
Loan-to-Value	1,071,738,004	
FICO	1,071,738,004	
Purpose	1,071,738,004	
Occupancy	1,071,738,004	
Loan Balance	1,071,738,004	
Property Type	1,071,738,004	
Documentation Type	1,071,738,004	
Fixed Period	1,071,738,004	
Debt-to-Income Ratio	1,071,738,004	
Geographic Distribution	1,071,738,004	

Per Annum Fees	
Servicer Fees	
Cost of Carry	

Mortgage Type	WA LTV	WA FICO	Balance
10/6 MONTH LIBOR -120 MONTH IO	74.44%	754	11,477,458
15YR FXD -120 MONTH IO	80.00%	755	1,880,000
2/6 MONTH LIBOR - 60 MONTH IO	80.62%	656	35,944,676
2/6 MONTH LIBOR -120 MONTH IO	79.24%	692	191,848,931
30YR FXD - 60 MONTH IO	80.05%	670	3,763,160
30YR FXD -120 MONTH IO	72.23%	708	226,343,671
3/6 MONTH LIBOR - 24 MONTH IO	80.00%	741	300,687
3/6 MONTH LIBOR - 60 MONTH IO	78.67%	681	8,717,854
3/6 MONTH LIBOR -120 MONTH IO	76.27%	716	32,232,351
5/6 MONTH LIBOR	74.03%	705	13,659,992
5/6 MONTH LIBOR - 36 MONTH IO	81.71%	664	584,650
5/6 MONTH LIBOR - 60 MONTH IO	77.86%	707	43,752,175
5/6 MONTH LIBOR -120 MONTH IO	77.63%	710	205,456,290
6 MONTH LIBOR	78.83%	695	1,859,150
6 MONTH LIBOR - 60 MONTH IO	71.16%	706	3,130,261
6 MONTH LIBOR -120 MONTH IO	76.02%	712	27,196,974
7/6 MONTH LIBOR	75.28%	754	2,122,915
7/6 MONTH LIBOR - 84 MONTH IO	74.34%	724	5,702,150
7/6 MONTH LIBOR -120 MONTH IO	75.61%	734	17,400,956
ARM - 2 Year/6 Month	82.23%	648	48,259,160
ARM - 3 Year/6 Month	77.49%	673	7,342,679
Fixed Rate Loans	69.67%	703	176,969,764
Interest Only - ARM - 2 Year/6 Month	80.09%	706	2,427,350
Interest Only - ARM - 3 Year/6 Month	78.30%	664	7,274,650

LTV	WA LTV	WA FICO	Balance
0.01 - 20.00	15.44%	678	2,180,141
20.01 - 25.00	23.03%	734	1,388,556
25.01 - 30.00	26.88%	731	3,128,082
30.01 - 35.00	32.69%	683	3,685,968
35.01 - 40.00	37.95%	725	9,263,743
40.01 - 45.00	42.71%	710	13,019,227
45.01 - 50.00	47.63%	728	17,490,680
50.01 - 55.00	52.59%	719	28,412,328
55.01 - 60.00	57.98%	697	35,078,513
60.01 - 65.00	63.77%	704	60,226,363
65.01 - 70.00	69.19%	702	70,622,606
70.01 - 75.00	73.66%	704	70,116,684
75.01 - 80.00	79.75%	703	642,222,609
80.01 - 85.00	84.34%	647	21,649,718
85.01 - 90.00	89.59%	668	62,454,278
90.01 - 95.00	94.81%	695	23,097,286
95.01 - 100.00	99.85%	726	6,721,120

FICO	WA LTV	WA FICO	Balance
521 - 540	76.97%	527	369,782
541 - 560	76.83%	552	975,227
561 - 580	73.09%	578	2,690,994
581 - 600	81.06%	591	14,010,486
601 - 620	81.69%	610	23,736,071
621 - 640	75.75%	631	87,021,023
641 - 660	75.97%	651	113,879,046
661 - 680	76.90%	671	151,539,645
681 - 700	75.89%	690	160,432,009
701 - 720	74.86%	710	134,454,189
721 - 740	75.35%	730	123,774,603
741 - 760	75.40%	750	98,708,320
761 - 780	73.52%	770	89,659,830
781 - 800	72.71%	788	57,655,050
801 - 820	72.00%	807	12,928,441
821 +	28.15%	821	103,287

CLTV	MIG%	WA FICO	Balance with MIG
0.01 - 20.00	15.43%	678	2,154,107
20.01 - 25.00	23.09%	739	1,063,558
25.01 - 30.00	27.08%	714	2,022,492
30.01 - 35.00	31.33%	693	4,206,628
35.01 - 40.00	37.52%	725	7,867,743
40.01 - 45.00	42.62%	709	12,166,798
45.01 - 50.00	47.24%	724	16,309,811
50.01 - 55.00	52.65%	717	26,089,051
55.01 - 60.00	57.99%	696	31,613,837
60.01 - 65.00	62.72%	703	58,475,902
65.01 - 70.00	68.75%	705	46,083,342
70.01 - 75.00	72.43%	702	50,886,636
75.01 - 80.00	78.78%	703	201,990,139
80.01 - 85.00	80.56%	668	34,467,350
85.01 - 90.00	82.79%	691	143,470,461
90.01 - 95.00	81.35%	700	137,212,838
95.01 - 100.00	80.17%	704	295,667,212

Purpose	WA LTV	WA FICO	Balance
Refinance - Cashout	70.63%	684	364,779,379
Purchase	78.10%	709	628,366,912
Refinance - Rate Term	70.24%	715	78,591,713

Occupancy	WA LTV	WA FICO	Balance
Primary	76.73%	699	898,959,020
Investment	74.01%	713	133,249,327
Second Home	77.17%	702	39,529,658

Loan Balance	WA LTV	WA FICO	Balance
<$200,000	76.26%	700	234,886,828
<$400,000	76.51%	695	438,939,444
<$600,000	76.81%	704	250,816,592
>=$600,000	69.53%	714	147,095,141

Property Type	WA LTV	WA FICO	Balance
Single Family Residence	74.31%	699	627,624,708
PUD	78.02%	703	264,073,722
2-4 Family	74.44%	696	88,108,269
Condo	78.16%	710	91,931,306

Documentation Type	WA LTV	WA FICO	Balance
Full Documentation	77.39%	712	232,439,630
Stated Documentation	76.96%	695	621,660,574
No Income No Asset	66.97%	703	131,558,171
No Ratio'	73.77%	708	86,079,730

Fixed Period (Months)	WA LTV	WA FICO	Balance
0	71.23%	706	408,975,615
6	76.71%	711	32,186,385
24	79.93%	680	278,480,117
36	77.03%	701	63,868,301
60	77.49%	709	263,433,107
84	75.22%	733	25,316,021
120	74.44%	754	11,477,458

DTI	WA LTV	WA FICO	Balance
<= 0.00	69.68%	705	217,935,813
0.01 - 5.00	80.00%	750	956,000
5.01 - 10.00	79.19%	747	2,716,966
10.01 - 15.00	67.23%	702	7,106,746
15.01 - 20.00	70.80%	717	21,771,525
20.01 - 25.00	70.96%	711	34,641,976
25.01 - 30.00	73.85%	718	71,602,085
30.01 - 35.00	76.31%	706	129,505,362
35.01 - 40.00	77.73%	701	219,427,972
40.01 - 45.00	79.20%	694	247,570,621
45.01 - 50.00	77.98%	684	87,366,015
50.01 - 55.00	78.82%	681	20,373,693
>= 55.01	76.53%	697	10,764,227

Geographic Distribution	WA LTV	WA FICO	Balance
Alabama	82.94%	767	1,526,032
Alaska	48.89%	649	109,336
Arizona	78.90%	697	21,727,167
Arkansas	77.84%	718	959,210
California	73.11%	705	506,725,674
Colorado	77.05%	705	14,372,005
Connecticut	71.37%	690	11,584,559
Delaware	81.62%	649	691,691
Florida	79.46%	699	63,726,687
Georgia	78.01%	716	146,850,354
Hawaii	79.25%	698	4,407,939
Idaho	69.98%	755	87,350
Illinois	80.74%	723	3,147,090
Indiana	84.72%	670	869,543
Iowa	80.00%	726	117,600
Kansas	80.00%	679	91,200
Kentucky	79.21%	683	484,193
Maine	85.32%	730	1,043,736
Maryland	78.93%	670	9,791,052
Massachusetts	74.63%	686	20,175,541
Michigan	78.03%	691	10,328,042
Minnesota	79.66%	705	2,434,162
Mississippi	76.40%	707	1,469,981
Missouri	78.66%	671	1,024,725
Nebraska	78.79%	727	318,100
Nevada	77.38%	704	22,379,685
New Hampshire	82.56%	659	898,627
New Jersey	77.85%	680	78,931,738
New Mexico	82.27%	701	3,168,335
New York	74.31%	688	70,711,766
North Carolina	74.64%	682	8,708,221
Ohio	74.97%	672	2,844,004
Oklahoma	94.96%	773	66,950
Oregon	78.56%	678	3,113,154
Pennsylvania	79.50%	689	7,626,080
Rhode Island	78.35%	638	3,054,838
South Carolina	70.03%	703	8,591,063
South Dakota	78.27%	697	265,475
Tennessee	80.38%	717	2,416,705
Texas	79.28%	699	13,721,663
Utah	69.70%	692	395,550
Virginia	78.83%	694	7,660,536
Washington	80.15%	691	16,986,989
Wisconsin	87.12%	623	112,319
Wyoming	89.44%	679	143,100

OPMAC05-4
Loan Balances $

Loans without MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<= 20.00	-	-	-	49,607	1,276,033	116,000	235,000	503,500
20.01 - 30.00	-	-	-	-	651,049	565,499	1,644,657	1,635,435
30.01 - 40.00	-	-	-	198,775	1,340,694	3,069,692	5,873,475	2,467,075
40.01 - 50.00	-	-	-	-	2,378,058	10,118,420	6,727,679	11,285,750
50.01 - 60.00	-	-	-	1,197,060	9,767,082	18,346,005	18,408,275	16,772,419
60.01 - 70.00	-	-	-	2,106,820	19,207,582	41,912,783	41,399,101	26,222,883
70.01 - 80.00	-	-	369,782	4,949,490	95,818,898	263,120,605	211,721,276	136,359,143
80.01 - 90.00	-	-	347,185	7,791,365	27,833,517	12,950,474	6,453,498	1,961,549
90.01 - 100.00	-	-	-	1,036,404	4,119,353	974,501	418,000	-
Total:	-	-	716,967	17,329,522	162,392,265	351,173,979	292,880,961	197,207,754

OPMAC05_4
California

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	921	$233,221,680.61	46.03%	253,226.58	5.983%	71.68%	355	353	3	38.13%	701
Non-Conforming	521	273,503,993.66	53.97	524,959.68	5.985	74.33	358	355	3	38.18	708
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

AVG UPB: $351,404.77
MIN UPB: $54,400.00
MAX UPB: $2,000,000.00
GROSS WAC: 5.9839347150%
MIN RATE: 4.125%
MAX RATE: 8.625%
MIN ORIG LTV: 15.06%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 175
MAX WAM: 359
% SF/PUD: 81.83%
% FULL/ALT: 13.36%
% CASHOUT: 37.25%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 3.66%
WA LTV: 73.11%
WA CLTV: 81.73%
% FICO > 679: 68.38%
% NO FICO: 0.00%
WA FICO: 705
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 80.73%
CALIFORNIA %: 100.00%
NORTH CA. %: 23.68%
SOUTH CA. %: 76.32%
ARM%: 67.07%
FIXED%: 32.93%
IO%: 80.86%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	1	$560,000.00	0.11%	560,000.00	5.875%	80.00%	360	358	2	42.59%	674
15YR FXD	32	8,092,642.51	1.60	252,895.08	5.672	54.40	180	177	3	34.15	688
20YR FXD	6	1,551,235.90	0.31	258,539.32	5.740	59.76	240	238	2	35.91	701
2/6 MONTH LIBOR	20	5,519,340.45	1.09	275,967.02	6.581	77.78	360	358	2	39.68	644
2/6 MONTH LIBOR - 24 MONTH IO	4	1,172,750.00	0.23	293,187.50	6.142	78.49	360	356	4	39.53	690
2/6 MONTH LIBOR - 60 MONTH IO	46	14,486,411.00	2.86	314,921.98	6.141	76.31	360	356	4	41.27	675
2/6 MONTH LIBOR -120 MONTH IO	363	126,561,720.00	24.98	348,654.88	5.937	78.55	360	358	2	38.79	694
30YR FXD	236	68,744,537.43	13.57	291,290.41	5.974	65.83	360	358	2	39.79	717
30YR FXD - 60 MONTH IO	2	935,000.00	0.18	467,500.00	6.349	75.71	360	357	3	45.90	609
30YR FXD -120 MONTH IO	222	87,555,253.00	17.28	394,393.03	6.012	67.66	360	358	2	36.49	712
3/6 MONTH LIBOR	10	3,087,674.37	0.61	308,767.44	6.463	70.41	360	356	4	40.15	687
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667.00	0.06	300,667.00	5.875	80.00	360	355	5	36.84	741
3/6 MONTH LIBOR - 36 MONTH IO	14	5,482,600.00	1.08	391,614.29	6.076	77.12	360	357	3	38.43	684
3/6 MONTH LIBOR - 60 MONTH IO	12	4,136,954.00	0.82	344,746.17	6.270	76.40	360	357	3	34.45	696
3/6 MONTH LIBOR -120 MONTH IO	54	18,950,076.00	3.74	350,927.33	5.996	75.71	360	357	3	40.85	717
5/6 MONTH LIBOR	23	7,127,600.99	1.41	309,895.70	6.023	68.81	360	357	3	35.31	720
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650.00	0.12	292,325.00	5.991	81.71	360	356	4	35.46	664
5/6 MONTH LIBOR - 60 MONTH IO	104	39,186,775.00	7.73	376,795.91	5.980	77.66	360	357	3	37.47	708
5/6 MONTH LIBOR -120 MONTH IO	209	78,356,908.00	15.46	374,913.44	6.043	75.08	360	357	3	37.93	711
6 MONTH LIBOR	5	1,645,875.98	0.32	329,175.20	6.096	78.68	360	356	4	41.29	680
6 MONTH LIBOR - 60 MONTH IO	9	2,910,261.00	0.57	323,362.33	5.443	70.50	360	356	4	42.16	702
6 MONTH LIBOR -120 MONTH IO	36	16,380,415.00	3.23	455,011.53	5.723	73.36	360	357	3	34.50	711
7/6 MONTH LIBOR	4	1,197,576.63	0.24	299,394.16	6.065	74.69	360	357	3	33.34	753
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150.00	1.14	362,009.38	5.699	74.34	360	357	3	35.39	724
7/6 MONTH LIBOR -120 MONTH IO	11	6,406,600.00	1.26	582,418.18	6.014	69.65	360	358	2	36.42	721
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Original Balance	COUNT	OPB	%	AVG OPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$50,000.01 - $100,000.00	21	$1,779,350.00	0.35%	84,730.95	6.200%	51.78%	346	344	2	35.15%	703
$100,000.01 - $150,000.00	77	9,996,625.00	1.97	129,826.30	6.006	57.14	341	338	3	35.66	703
$150,000.01 - $200,000.00	130	23,343,776.00	4.60	179,567.51	6.098	66.48	345	342	3	37.58	691
$200,000.01 - $250,000.00	212	48,310,285.00	9.52	227,878.70	5.998	71.10	356	353	3	39.23	699
$250,000.01 - $300,000.00	233	64,228,182.00	12.66	275,657.43	5.979	73.35	358	356	3	38.59	698
$300,000.01 - $350,000.00	174	56,808,638.00	11.20	326,486.43	5.862	74.98	356	353	3	38.11	704
$350,000.01 - $400,000.00	151	56,845,052.00	11.21	376,457.30	6.002	75.10	359	356	3	37.77	701
$400,000.01 - $450,000.00	136	57,592,500.00	11.35	423,474.26	5.920	77.36	359	356	3	40.23	706
$450,000.01 - $500,000.00	96	45,606,114.00	8.99	475,063.69	6.086	75.32	359	356	3	38.37	705
$500,000.01 - $550,000.00	56	29,348,650.00	5.79	524,083.04	5.987	76.71	360	357	3	38.48	703
$550,000.01 - $600,000.00	35	20,074,486.00	3.96	573,556.74	5.991	76.59	360	358	2	40.74	720
$600,000.01 - $650,000.00	54	34,130,260.00	6.73	632,041.85	6.002	73.71	360	357	3	35.14	716
$650,000.01 - $700,000.00	14	9,402,150.00	1.85	671,582.14	5.924	72.71	360	357	3	41.05	695
$700,000.01 - $750,000.00	17	12,416,400.00	2.45	730,376.47	6.015	70.87	360	358	2	35.84	738
$750,000.01 - $800,000.00	6	4,671,350.00	0.92	778,558.33	6.059	71.10	329	327	3	37.75	728
$800,000.01 - $850,000.00	5	4,160,500.00	0.82	832,100.00	5.999	70.87	360	357	3	36.39	715
$850,000.01 - $900,000.00	4	3,463,500.00	0.68	865,875.00	6.221	74.78	360	358	2	38.55	717
$900,000.01 - $950,000.00	6	5,570,700.00	1.10	928,450.00	6.108	77.52	360	358	2	39.89	695
$950,000.01 - $1,000,000.00	4	3,898,500.00	0.77	974,625.00	6.439	73.35	360	357	3	38.60	725
$1,000,000.01 >=	11	15,667,850.00	3.09	1,424,350.00	5.793	53.33	345	343	2	28.91	713
Total:	1,442	$507,314,868.00	100.00%	351,813.36	5.984%	73.11%	357	354	3	38.15%	705

Minimum: $54,400.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$50,000.01 - $100,000.00	21	$1,774,707.38	0.35%	84,509.88	6.200%	51.79%	346	344	2	35.15%	703
$100,000.01 - $150,000.00	77	9,961,254.09	1.97	129,366.94	6.006	57.15	341	338	3	35.65	702
$150,000.01 - $200,000.00	130	23,278,597.19	4.59	179,066.13	6.098	66.51	345	343	3	37.58	691
$200,000.01 - $250,000.00	212	48,229,774.03	9.52	227,498.93	5.998	71.11	356	353	3	39.22	699
$250,000.01 - $300,000.00	234	64,439,020.09	12.72	275,380.43	5.977	73.22	358	355	3	38.58	699
$300,000.01 - $350,000.00	174	56,801,130.39	11.21	326,443.28	5.868	75.19	357	354	3	38.12	703
$350,000.01 - $400,000.00	151	56,821,662.97	11.21	376,302.40	6.001	75.08	359	356	3	37.76	701
$400,000.01 - $450,000.00	135	57,146,830.75	11.28	423,309.86	5.915	77.38	359	356	3	40.25	706
$450,000.01 - $500,000.00	97	46,069,679.32	9.09	474,945.15	6.085	75.38	359	356	3	38.38	705
$500,000.01 - $550,000.00	56	29,373,394.64	5.80	524,524.90	5.989	76.71	360	358	2	38.44	704
$550,000.01 - $600,000.00	34	19,510,929.66	3.85	573,850.87	5.987	76.50	360	358	2	40.87	719
$600,000.01 - $650,000.00	54	34,119,727.14	6.73	631,846.80	6.002	73.71	360	357	3	35.13	716
$650,000.01 - $700,000.00	14	9,402,150.00	1.86	671,582.14	5.924	72.71	360	357	3	41.05	695
$700,000.01 - $750,000.00	17	12,406,133.91	2.45	729,772.58	6.015	70.87	360	358	2	35.84	738
$750,000.01 - $800,000.00	6	4,661,973.15	0.92	776,995.53	6.060	71.15	329	327	3	37.76	728
$800,000.01 - $850,000.00	5	4,154,628.49	0.82	830,925.70	5.999	70.87	360	357	3	36.37	715
$850,000.01 - $900,000.00	4	3,463,500.00	0.68	865,875.00	6.221	74.78	360	358	2	38.55	717
$900,000.01 - $950,000.00	6	5,565,835.19	1.10	927,639.20	6.109	77.53	360	358	2	39.89	695
$950,000.01 - $1,000,000.00	4	3,891,817.27	0.77	972,954.32	6.440	73.34	360	357	3	38.60	725
$1,000,000.01 >=	11	15,652,928.62	3.09	1,422,993.51	5.793	53.32	346	343	2	28.93	713
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Minimum: $54,400.00
Maximum: $2,000,000.00

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.001% - 4.500%	4	$1,431,111.00	0.28%	357,777.75	4.407%	72.67%	360	357	3	32.05%	740
4.501% - 5.000%	55	23,253,376.97	4.59	422,788.67	4.936	67.42	358	356	2	34.96	727
5.001% - 5.500%	204	72,323,042.79	14.27	354,524.72	5.380	69.74	350	348	2	37.14	721
5.501% - 6.000%	615	213,087,068.82	42.05	346,483.04	5.853	71.67	356	354	3	38.41	709
6.001% - 6.500%	400	139,480,519.88	27.53	348,701.30	6.303	75.76	359	356	3	38.56	697
6.501% - 7.000%	125	43,991,011.10	8.68	351,928.09	6.769	78.29	360	357	3	39.02	682
7.001% - 7.500%	30	9,717,498.32	1.92	323,916.61	7.296	79.61	360	357	3	36.49	685
7.501% - 8.000%	8	2,942,045.38	0.58	367,755.67	7.745	81.54	360	356	4	43.76	662
8.501% - 9.000%	1	500,000.00	0.10	500,000.00	8.625	71.43	360	357	3	46.17	654
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Minimum: 4.125%
Maximum: 8.625%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	32	$8,092,642.51	1.60%	252,895.08	5.672%	54.40%	180	177	3	34.15%	688
240	6	1,551,235.90	0.31	258,539.32	5.740	59.76	240	238	2	35.91	701
360	1,404	497,081,795.85	98.10	354,046.86	5.990	73.46	360	357	3	38.23	705
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	32	$8,092,642.51	1.60%	252,895.08	5.672%	54.40%	180	177	3	34.15%	688
181 - 240	6	1,551,235.90	0.31	258,539.32	5.740	59.76	240	238	2	35.91	701
301 - 360	1,404	497,081,795.85	98.10	354,046.86	5.990	73.46	360	357	3	38.23	705
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Minimum: 175
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	232	$86,095,804.00	16.99%	371,102.60	5.817%	71.93%	358	357	1	37.35%	707
2	357	129,182,834.49	25.49	361,856.68	5.975	72.57	356	354	2	38.46	702
3	586	200,468,533.65	39.56	342,096.47	6.030	73.66	356	353	3	38.20	705
4	219	74,529,038.25	14.71	340,315.24	6.122	73.59	360	356	4	38.45	706
5	47	16,089,863.88	3.18	342,337.53	5.737	74.76	357	352	5	38.31	713
6	1	359,600.00	0.07	359,600.00	5.750	78.17	360	354	6	0.00	707
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Minimum: 1
Maximum: 6

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.


UBS Investment Bank

OPMAC05_4
California

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	313	$109,187,768.91	21.55%	348,842.71	5.961%	65.11%	357	354	3	0.00%	708
1.001% - 6.000%	2	956,000.00	0.19	478,000.00	5.750	80.00	360	357	3	4.21	756
6.001% - 11.000%	5	1,741,470.36	0.34	348,294.07	6.162	77.79	360	357	3	8.12	771
11.001% - 16.000%	8	3,498,592.62	0.69	437,324.08	5.833	64.11	296	293	3	13.52	670
16.001% - 21.000%	20	6,842,818.32	1.35	342,140.92	5.986	60.90	356	354	2	19.14	715
21.001% - 26.000%	41	16,089,921.76	3.18	392,437.12	5.854	69.27	359	356	3	23.85	712
26.001% - 31.000%	92	31,516,487.29	6.22	342,570.51	5.923	71.10	360	357	3	28.87	720
31.001% - 36.000%	203	68,716,304.91	13.56	338,503.97	5.951	73.58	356	353	3	33.77	706
36.001% - 41.000%	323	114,297,271.08	22.56	353,861.52	5.991	77.19	357	354	3	38.51	703
41.001% - 46.000%	316	115,552,541.61	22.80	365,672.60	6.004	78.15	358	355	3	43.44	699
46.001% - 51.000%	83	26,736,202.04	5.28	322,122.92	6.136	74.30	356	353	3	47.80	697
51.001% - 56.000%	24	7,269,702.05	1.43	302,904.25	6.184	71.39	357	354	3	53.38	697
56.001% - 61.000%	8	2,644,158.22	0.52	330,519.78	6.117	70.47	347	344	3	58.66	707
61.001% - 66.000%	3	1,031,653.21	0.20	343,884.40	6.150	76.48	360	358	2	63.17	705
76.001% - 81.000%	1	644,781.87	0.13	644,781.87	6.250	79.76	360	356	4	77.63	792
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Minimum: 0.00%
Maximum: 77.63%
WADTI: 38.15%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.



OPMAC05_4
California

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
570 - 579	1	$301,866.77	0.06%	301,866.77	6.125%	78.96%	360	357	3	37.06%	577
580 - 589	7	1,713,446.35	0.34	244,778.05	6.203	67.07	360	357	3	42.08	582
590 - 599	4	963,105.57	0.19	240,776.39	6.653	78.59	360	358	2	35.03	594
600 - 609	9	3,166,790.72	0.62	351,865.64	6.771	79.25	360	357	3	40.92	604
610 - 619	7	2,108,395.75	0.42	301,199.39	6.404	82.04	360	357	3	40.60	615
620 - 629	41	13,350,488.05	2.63	325,621.66	6.403	73.63	360	358	2	38.06	625
630 - 639	49	16,022,785.26	3.16	326,995.62	6.188	72.62	341	338	3	37.22	635
640 - 649	79	25,041,641.04	4.94	316,982.80	6.194	72.48	353	351	3	39.23	645
650 - 659	92	29,055,781.37	5.73	315,823.71	6.126	72.89	355	353	3	39.66	655
660 - 669	104	34,939,371.25	6.90	335,955.49	6.157	75.82	358	356	2	39.21	665
670 - 679	99	33,545,504.52	6.62	338,843.48	5.992	74.66	358	356	2	38.33	675
680 - 689	147	52,295,383.01	10.32	355,750.90	6.001	75.94	356	353	3	38.96	684
690 - 699	92	30,743,142.79	6.07	334,164.60	6.091	73.41	354	352	3	38.20	695
700 - 709	102	38,065,589.26	7.51	373,192.05	5.936	75.03	359	356	3	37.65	704
710 - 719	90	34,664,558.83	6.84	385,161.76	5.926	70.07	356	353	3	38.02	714
720 - 729	89	34,324,225.86	6.77	385,665.46	5.859	70.59	358	355	3	36.61	724
730 - 739	81	29,844,192.66	5.89	368,446.82	5.729	72.67	360	358	2	38.34	735
740 - 749	74	23,923,647.34	4.72	323,292.53	5.878	73.26	360	357	3	38.81	744
750 - 759	65	24,123,547.88	4.76	371,131.51	5.838	72.56	358	355	3	38.10	755
760 - 769	61	24,701,146.43	4.87	404,936.83	5.802	71.83	360	358	2	37.63	765
770 - 779	49	16,872,355.99	3.33	344,333.80	5.767	70.28	359	356	3	39.56	774
780 - 789	50	18,286,162.87	3.61	365,723.26	5.882	71.19	360	357	3	34.07	785
790 - 799	31	11,949,126.21	2.36	385,455.68	5.990	71.49	346	343	3	36.02	793
800 - 809	13	4,473,257.84	0.88	344,096.76	5.640	65.37	355	352	3	33.01	804
810 - 819	5	2,146,873.26	0.42	429,374.65	6.005	73.68	360	357	3	38.30	814
820 - 829	1	103,287.40	0.02	103,287.40	5.750	28.15	360	357	3	31.31	821
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Minimum FICO: 577
Maximum FICO: 821
WA FICO: 705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	3	$389,500.00	0.08%	129,833.33	5.747%	15.42%	360	358	2	0.00%	718
20.01% - 25.00%	8	1,121,557.69	0.22	140,194.71	5.901	23.18	339	337	2	41.80	726
25.01% - 30.00%	12	2,447,508.51	0.48	203,959.04	5.533	26.99	339	337	2	28.01	731
30.01% - 35.00%	13	3,211,425.73	0.63	247,032.75	5.947	32.65	342	339	3	37.22	688
35.01% - 40.00%	21	6,605,213.02	1.30	314,533.95	5.671	38.22	341	339	2	29.63	723
40.01% - 45.00%	31	8,077,971.38	1.59	260,579.72	5.639	42.45	344	341	2	31.16	719
45.01% - 50.00%	38	11,470,165.94	2.26	301,846.47	5.819	47.53	340	338	3	35.51	730
50.01% - 55.00%	53	18,599,099.07	3.67	350,926.40	5.790	52.54	356	354	2	35.49	710
55.01% - 60.00%	66	22,733,843.93	4.49	344,452.18	5.686	57.75	342	339	2	33.25	697
60.01% - 65.00%	115	40,858,059.43	8.06	355,287.47	5.768	63.81	354	351	3	34.00	710
65.01% - 70.00%	114	37,815,058.49	7.46	331,711.04	5.996	69.43	357	354	3	38.49	707
70.01% - 75.00%	78	29,441,175.42	5.81	377,450.97	6.126	73.74	359	356	3	39.33	707
75.01% - 80.00%	837	305,385,554.90	60.27	364,857.29	6.031	79.78	359	357	3	38.74	705
80.01% - 85.00%	17	6,426,342.95	1.27	378,020.17	6.432	84.55	360	358	2	40.73	664
85.01% - 90.00%	28	9,719,272.47	1.92	347,116.87	6.413	89.41	360	358	2	41.67	665
90.01% - 95.00%	4	1,311,000.00	0.26	327,750.00	6.836	95.00	360	358	2	35.85	692
95.01% - 100.00%	4	1,112,925.33	0.22	278,231.33	6.147	100.00	360	359	1	41.92	715
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Minimum: 15.06
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	3	$389,500.00	0.08%	129,833.33	5.747%	15.42%	360	358	2	0.00%	718
20.01% - 25.00%	6	806,557.69	0.16	134,426.28	5.897	23.31	331	329	2	41.80	730
25.01% - 30.00%	10	1,546,486.71	0.31	154,648.67	5.641	27.26	327	325	3	28.01	716
30.01% - 35.00%	15	3,732,085.58	0.74	248,805.71	5.905	31.13	345	342	2	37.30	698
35.01% - 40.00%	19	5,209,213.02	1.03	274,169.11	5.813	37.63	336	334	2	26.73	722
40.01% - 45.00%	29	7,225,543.03	1.43	249,156.66	5.683	42.28	342	339	2	31.16	718
45.01% - 50.00%	38	11,522,564.89	2.27	303,225.39	5.803	47.15	340	338	3	36.19	729
50.01% - 55.00%	50	17,517,227.00	3.46	350,344.54	5.787	52.55	356	354	2	35.91	710
55.01% - 60.00%	60	20,302,905.05	4.01	338,381.75	5.707	57.69	339	337	2	33.09	695
60.01% - 65.00%	111	39,902,460.75	7.87	359,481.63	5.718	62.44	354	351	3	33.72	708
65.01% - 70.00%	81	24,529,484.51	4.84	302,833.14	5.913	68.74	356	353	3	38.90	713
70.01% - 75.00%	62	22,309,637.39	4.40	359,832.86	6.062	72.31	359	356	3	40.87	704
75.01% - 80.00%	263	98,410,864.06	19.42	374,185.79	6.056	78.85	359	356	3	38.43	709
80.01% - 85.00%	35	16,193,054.96	3.20	462,658.71	6.236	77.74	360	357	3	38.88	680
85.01% - 90.00%	113	45,552,690.93	8.99	403,121.16	6.168	79.86	360	357	3	39.04	700
90.01% - 95.00%	110	40,122,603.66	7.92	364,750.94	6.224	79.34	359	356	3	38.04	697
95.01% - 100.00%	437	151,452,795.04	29.89	346,573.90	5.962	79.88	360	357	3	38.92	704
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Minimum: 15.06
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	321	$119,998,116.09	23.68%	373,825.91	5.980%	71.45%	357	354	3	37.21%	711
South CA	1,121	386,727,558.18	76.32	344,984.44	5.985	73.63	357	354	3	38.42	703
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
92336	14	$4,728,552.60	0.93%	337,753.76	5.821%	80.00%	360	357	3	39.27%	691
92562	10	4,136,935.19	0.82	413,693.52	5.995	79.09	360	358	2	40.53	660
92503	12	3,842,983.35	0.76	320,248.61	6.214	78.56	354	351	3	37.83	710
93033	10	3,305,583.85	0.65	330,558.38	6.010	67.51	360	358	2	44.98	680
92673	5	3,271,450.00	0.65	654,290.00	6.003	75.98	360	357	3	25.38	717
Other	1,391	487,440,169.28	96.19	350,424.28	5.983	72.97	357	354	3	38.14	706
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	783	$283,937,182.77	56.03%	362,627.31	6.014%	77.98%	360	357	3	38.84%	711
Refinance - Cashout	568	188,771,792.97	37.25	332,344.71	5.990	67.47	355	352	2	37.56	695
Refinance - Rate Term	91	34,016,698.52	6.71	373,809.87	5.700	63.84	342	340	3	34.69	710
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	608	$224,755,044.73	44.35%	369,662.90	5.993%	76.25%	359	356	3	38.33%	707
Stated Documentation	319	105,524,538.07	20.82	330,797.92	6.066	73.52	355	352	2	37.48	696
No Income No Asset	223	70,281,893.34	13.87	315,165.44	5.898	60.79	355	353	3	0.00	707
Full Documentation	203	67,698,322.54	13.36	333,489.27	5.863	75.02	352	349	3	38.62	708
No Ratio	89	38,465,875.58	7.59	432,200.85	6.073	72.85	359	357	3	0.00	710
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	1,021	$351,811,709.51	69.43%	344,575.62	5.959%	72.52%	357	354	3	38.30%	704
PUD	149	62,837,956.26	12.40	421,731.25	6.036	75.49	356	354	3	37.87	701
Condo	169	52,653,017.26	10.39	311,556.32	5.982	77.42	359	356	3	37.74	709
2-4 Family	103	39,422,991.23	7.78	382,747.49	6.126	68.90	356	353	3	37.91	714
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	1,230	$446,345,640.73	88.08%	362,882.63	5.956%	73.68%	357	354	3	29.86%	703
Non-Owner Occupied	193	55,349,234.92	10.92	286,783.60	6.164	68.13	357	355	3	30.94	720
Second Home	19	5,030,798.61	0.99	264,778.87	6.458	77.77	360	357	3	24.93	713
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	29.93%	705

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	260	$97,651,855.47	19.27%	375,584.06	6.155%	73.34%	357	354	3	38.28%	715
6	30	11,600,301.38	2.29	386,676.71	5.960	67.95	360	357	3	34.60	731
12	110	42,580,295.16	8.40	387,093.59	6.059	73.32	356	353	3	39.02	708
24	481	160,621,031.41	31.70	333,931.46	5.926	77.37	360	357	3	38.39	694
36	538	186,277,918.69	36.76	346,241.48	5.925	69.65	354	351	2	37.73	707
60	23	7,994,272.15	1.58	347,577.05	6.059	71.88	360	357	3	40.57	708
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

wa Term: 22.934

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Prepayment Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	85	$31,331,671.18	6.18%	368,607.90	6.182%	75.62%	360	357	3	39.75%	700
12M	17	7,294,555.67	1.44	429,091.51	5.798	64.97	360	357	3	36.18	726
12S	8	3,954,068.31	0.78	494,258.54	5.568	70.49	324	320	4	36.04	732
24H	365	121,636,280.86	24.00	333,250.08	5.897	77.98	360	357	2	38.41	692
24M	96	32,407,443.66	6.40	337,577.54	5.976	76.37	360	357	3	38.94	694
24S	20	6,577,306.89	1.30	328,865.34	6.224	71.11	360	357	3	35.02	717
36H	403	140,045,485.06	27.64	347,507.41	5.891	69.19	353	351	2	37.76	705
36M	106	35,505,603.31	7.01	334,958.52	6.003	71.96	356	353	3	38.08	709
36S	29	10,726,830.31	2.12	369,890.70	6.121	68.15	360	357	3	36.17	725
60H	8	3,004,537.63	0.59	375,567.20	6.326	68.72	360	357	3	36.29	682
60M	9	3,168,281.39	0.63	352,031.27	6.002	75.91	360	356	4	48.24	708
60S	6	1,821,453.13	0.36	303,575.52	5.720	70.09	360	357	3	34.54	750
6H	14	4,969,278.51	0.98	354,948.46	6.025	66.80	360	357	3	38.01	740
6M	13	5,532,572.88	1.09	425,582.53	5.885	66.64	360	358	2	30.15	729
6S	3	1,098,450.00	0.22	366,150.00	6.041	79.70	360	357	3	43.25	701
No PPP	260	97,651,855.47	19.27	375,584.06	6.155	73.34	357	354	3	38.28	715
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Avaris Capital	21	$6,924,531.78	1.37%	329,739.61	5.930%	72.51%	355	353	1	37.53%	715
Gateway Bank FSB	81	30,444,461.54	6.01	375,857.55	5.862	65.90	354	352	3	37.40	730
Heritage Plaza Mortgage, Inc.	23	5,917,750.00	1.17	257,293.48	6.011	72.44	360	356	4	43.43	706
Loan Center of California, Inc.	19	8,559,330.44	1.69	450,491.08	6.105	75.31	360	356	4	42.59	695
Mylor Financial	1	398,000.00	0.08	398,000.00	7.300	80.00	360	358	2	49.28	659
Opteum	931	325,169,475.02	64.17	349,269.04	5.980	73.19	356	354	2	37.76	699
Pemmtek Mortgage Services	1	490,000.00	0.10	490,000.00	7.375	70.00	360	356	4	34.85	671
Provident Bank	215	77,060,742.14	15.21	358,422.06	6.017	75.07	358	355	3	38.43	710
Pro30 Funding	1	520,000.00	0.10	520,000.00	7.850	80.00	360	355	5	0.00	702
Quicken Loans	3	949,739.03	0.19	316,579.68	6.384	77.33	360	356	4	47.79	707
Realty Mortgage Corp	30	9,442,564.00	1.86	314,752.13	5.570	74.43	360	355	5	37.68	726
Shearson Mortgage	7	2,136,870.39	0.42	305,267.20	6.237	71.43	360	356	4	35.54	690
Stearns Lending, Inc.	68	26,844,935.83	5.30	394,778.47	6.006	74.27	360	356	4	39.27	725
Sun West Mortgage Co.	41	11,867,274.08	2.34	289,445.71	6.148	71.88	349	346	3	43.35	717
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.001% - 4.500%	4	$1,431,111.00	0.42%	357,777.75	4.407%	72.67%	360	357	3	32.05%	740
4.501% - 5.000%	43	15,105,891.78	4.44	351,299.81	4.901	73.18	360	357	3	36.95	721
5.001% - 5.500%	141	47,959,966.41	14.11	340,141.61	5.364	74.59	360	357	3	37.82	714
5.501% - 6.000%	384	137,579,049.51	40.48	358,278.77	5.840	75.84	360	357	3	38.90	706
6.001% - 6.500%	260	96,452,186.56	28.38	370,969.95	6.304	77.58	360	357	3	38.00	695
6.501% - 7.000%	86	33,232,972.37	9.78	386,429.91	6.773	79.10	360	357	3	38.56	682
7.001% - 7.500%	20	5,960,920.74	1.75	298,046.04	7.294	82.03	360	357	3	38.08	670
7.501% - 8.000%	5	1,624,907.07	0.48	324,981.41	7.727	85.10	360	356	4	43.00	654
8.501% - 9.000%	1	500,000.00	0.15	500,000.00	8.625	71.43	360	357	3	46.17	654
Total:	944	$339,847,005.42	100.00%	360,007.42	5.986%	76.49%	360	357	3	38.35%	701

Minimum: 4.125%
Maximum: 8.625%

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	12	$8,147,485.19	4.88%	678,957.10	5.000%	56.72%	355	354	1	29.27%	740
5.001% - 5.500%	63	24,363,076.38	14.60	386,715.50	5.411	60.18	332	330	2	35.42	735
5.501% - 6.000%	231	75,508,019.31	45.25	326,874.54	5.877	64.08	350	347	2	37.35	714
6.001% - 6.500%	140	43,028,333.32	25.78	307,345.24	6.301	71.70	356	354	3	39.82	701
6.501% - 7.000%	39	10,758,038.74	6.45	275,847.15	6.754	75.79	360	357	3	40.54	682
7.001% - 7.500%	10	3,756,577.58	2.25	375,657.76	7.298	75.77	360	357	3	34.11	709
7.501% - 8.000%	3	1,317,138.32	0.79	439,046.11	7.767	77.14	360	357	3	44.83	672
Total:	498	$166,878,668.84	100.00%	335,097.73	5.979%	66.24%	350	348	2	37.71%	712

Minimum: 5.000%
Maximum: 8.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 2.250%	268	$98,963,588.77	29.12%	369,267.12	5.897%	74.07%	360	357	3	38.25%	716
2.251% - 2.500%	92	33,076,325.26	9.73	359,525.27	6.020	76.81	360	357	3	38.90	696
2.501% - 2.750%	80	29,620,494.70	8.72	370,256.18	6.132	77.52	360	357	3	36.37	700
2.751% - 3.000%	310	108,079,950.00	31.80	348,645.00	5.919	78.35	360	358	2	38.85	699
3.001% - 3.250%	60	22,881,463.49	6.73	381,357.72	5.906	73.39	360	357	3	37.15	710
3.251% - 3.500%	24	9,656,580.44	2.84	402,357.52	6.047	74.70	360	356	4	41.68	695
3.501% - 3.750%	36	12,832,485.78	3.78	356,457.94	6.029	75.61	360	357	3	35.76	702
3.751% - 4.000%	6	2,411,025.36	0.71	401,837.56	6.063	74.60	360	357	3	43.43	705
4.001% - 4.250%	3	996,000.00	0.29	332,000.00	6.122	80.00	360	356	4	38.15	696
4.251% - 4.500%	2	536,800.00	0.16	268,400.00	5.371	82.53	360	357	3	42.76	656
4.501% - 4.750%	1	478,800.00	0.14	478,800.00	5.750	90.00	360	357	3	40.70	619
4.751% - 5.000%	10	3,605,600.00	1.06	360,560.00	6.626	79.06	360	357	3	42.50	705
5.001% - 5.250%	5	1,969,858.21	0.58	393,971.64	5.781	76.84	360	356	4	34.66	642
5.251% - 5.500%	8	3,117,817.65	0.92	389,727.21	6.223	76.91	360	358	2	38.56	631
5.501% - 5.750%	8	2,238,463.68	0.66	279,807.96	6.238	82.15	360	357	3	37.53	667
5.751% - 6.000%	6	2,064,195.75	0.61	344,032.63	6.729	86.61	360	357	3	43.01	648
6.001% - 6.250%	4	1,228,819.10	0.36	307,204.78	6.862	83.70	360	358	2	34.05	621
6.251% - 6.500%	3	508,921.40	0.15	169,640.47	6.615	77.59	360	358	2	35.01	622
6.501% - 6.750%	8	2,571,932.57	0.76	321,491.57	6.546	81.12	360	357	3	38.77	629
6.751% - 7.000%	9	2,319,383.26	0.68	257,709.25	7.239	83.47	360	357	3	41.25	634
7.001% - 7.250%	1	688,500.00	0.20	688,500.00	7.500	85.00	360	358	2	51.70	636
Total:	944	$339,847,005.42	100.00%	360,007.42	5.986%	76.49%	360	357	3	38.35%	701

Minimum: 2.250%
Maximum: 7.250%
Weighted Average: 2.913%

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 3.000%	750	$269,740,358.73	79.37%	359,653.81	5.947%	76.50%	360	357	3	38.38%	705
3.001% - 4.000%	126	47,781,555.07	14.06	379,218.69	5.975	74.31	360	357	3	37.54	704
4.001% - 5.000%	12	4,372,600.00	1.29	364,383.33	6.544	79.28	360	357	3	40.13	706
5.001% - 6.000%	14	4,778,467.65	1.41	341,319.12	5.735	80.63	360	358	2	41.47	652
6.001% - 7.000%	34	10,546,179.85	3.10	310,181.76	6.575	80.60	360	357	3	38.11	635
7.001% - 8.000%	8	2,627,844.13	0.77	328,480.52	7.419	86.41	360	357	3	40.04	629
Total:	944	$339,847,005.42	100.00%	360,007.42	5.986%	76.49%	360	357	3	38.35%	701

Minimum: 2.250%
Maximum: 7.700%
Weighted Average: 2.938%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	5	$2,133,085.00	0.63%	426,617.00	4.947%	66.23%	360	356	4	38.98%	757
10.001% - 11.000%	214	76,625,916.13	22.55	358,065.03	5.605	75.05	360	357	3	37.82	710
11.001% - 12.000%	470	167,582,022.90	49.31	356,557.50	5.898	76.32	360	357	3	38.23	706
12.001% - 13.000%	220	81,451,858.32	23.97	370,235.72	6.418	77.86	360	357	3	38.87	688
13.001% - 14.000%	20	6,430,960.18	1.89	321,548.01	7.187	82.06	360	357	3	38.91	662
14.001% - 15.000%	7	2,150,690.74	0.63	307,241.53	7.650	80.98	360	357	3	43.32	646
16.001% - 17.000%	1	676,000.00	0.20	676,000.00	4.875	80.00	360	355	5	0.00	659
17.001% - 18.000%	3	1,427,990.34	0.42	475,996.78	5.784	76.49	360	355	5	0.00	705
18.001% - 19.000%	4	1,368,481.81	0.40	342,120.45	6.571	77.61	360	356	4	45.40	668
Total:	944	$339,847,005.42	100.00%	360,007.42	5.986%	76.49%	360	357	3	38.35%	701

Minimum: 9.750%
Maximum: 18.750%
Weighted Average: 11.726%

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	8	$3,661,761.00	1.08%	457,720.13	5.368%	75.70%	360	355	5	37.70%	701
2005-11-01	21	6,787,497.62	2.00	323,214.17	5.682	74.19	360	356	4	41.01	710
2005-12-01	14	6,262,293.36	1.84	447,306.67	5.943	79.37	360	357	3	36.56	709
2006-01-01	7	4,225,000.00	1.24	603,571.43	5.721	61.20	360	358	2	31.00	706
2007-04-01	21	6,689,775.00	1.97	318,560.71	5.905	75.87	360	355	5	39.45	700
2007-05-01	46	14,081,914.21	4.14	306,128.57	6.180	75.91	360	356	4	40.96	684
2007-06-01	139	47,362,277.08	13.94	340,735.81	5.949	77.85	360	357	3	38.34	687
2007-07-01	130	46,356,005.16	13.64	356,584.66	6.004	78.92	360	358	2	39.66	688
2007-08-01	97	33,250,250.00	9.78	342,786.08	5.932	79.59	360	359	1	38.65	697
2008-04-01	7	2,040,348.00	0.60	291,478.29	5.718	78.08	360	355	5	39.66	739
2008-05-01	34	12,214,329.81	3.59	359,244.99	6.015	73.51	360	356	4	37.84	715
2008-06-01	32	11,826,548.81	3.48	369,579.65	6.225	76.42	360	357	3	41.70	702
2008-07-01	14	4,252,095.75	1.25	303,721.13	6.060	77.23	360	358	2	38.87	683
2008-08-01	4	1,624,649.00	0.48	406,162.25	6.201	77.26	360	359	1	37.47	682
2010-03-01	1	359,600.00	0.11	359,600.00	5.750	78.17	360	354	6	0.00	707
2010-04-01	8	2,454,810.92	0.72	306,851.36	5.677	74.43	360	355	5	40.93	751
2010-05-01	67	23,907,093.02	7.03	356,822.28	6.095	76.09	360	356	4	36.92	705
2010-06-01	156	59,316,320.58	17.45	380,232.82	6.002	75.66	360	357	3	37.98	715
2010-07-01	80	28,643,254.47	8.43	358,040.68	6.009	74.59	360	358	2	36.44	707
2010-08-01	26	10,574,855.00	3.11	406,725.19	6.095	76.66	360	359	1	39.05	695
2012-05-01	4	1,285,800.00	0.38	321,450.00	5.671	68.94	360	356	4	35.33	720
2012-06-01	18	6,800,984.12	2.00	377,832.45	5.780	73.66	360	357	3	34.98	729
2012-07-01	6	4,014,542.51	1.18	669,090.42	6.141	68.03	360	358	2	36.32	737
2012-08-01	3	1,295,000.00	0.38	431,666.67	5.826	79.94	360	359	1	37.79	674
2015-07-01	1	560,000.00	0.16	560,000.00	5.875	80.00	360	358	2	42.59	674
Total:	944	$339,847,005.42	100.00%	360,007.42	5.986%	76.49%	360	357	3	38.35%	701

Minimum: 20051001
Maximum: 20150701
Weighted Average: 20081003

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
California

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	41	$17,108,479.82	5.03%	417,280.00	5.743%	73.47%	360	357	3	36.13%	711
1.500%	4	1,093,083.67	0.32	273,270.92	6.471	76.83	360	357	3	33.67	648
2.000%	30	12,107,880.18	3.56	403,596.01	6.280	77.74	360	357	3	42.93	694
3.000%	470	159,451,029.14	46.92	339,257.51	5.967	77.94	360	358	2	38.83	692
5.000%	275	102,725,343.94	30.23	373,546.71	6.043	76.35	360	357	3	37.23	705
6.000%	124	47,361,188.67	13.94	381,945.07	5.928	72.68	360	357	3	39.57	725
Total:	944	$339,847,005.42	100.00%	360,007.42	5.986%	76.49%	360	357	3	38.35%	701

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.881%

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	943	$339,327,005.42	99.85%	359,837.76	5.983%	76.49%	360	357	3	38.35%	701
2.000%	1	520,000.00	0.15	520,000.00	7.850	80.00	360	355	5	0.00	702
Total:	944	$339,847,005.42	100.00%	360,007.42	5.986%	76.49%	360	357	3	38.35%	701

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	1	$351,000.00	0.07%	351,000.00	6.625%	90.00%	360	356	4	47.90%	654
MGIC	3	747,900.00	0.15	249,300.00	6.188	90.00	360	357	3	45.76	698
No MI	1,415	497,824,635.21	98.24	351,819.53	5.979	72.82	357	354	3	38.09	705
PMI Mortgage Insurance	9	2,805,413.72	0.55	311,712.64	6.316	88.26	360	358	2	41.06	691
Radian Guaranty	1	527,000.00	0.10	527,000.00	5.750	85.00	360	359	1	0.00	685
Triad Guaranty Insurance Co.	1	417,000.00	0.08	417,000.00	5.875	100.00	360	359	1	43.13	702
United Guaranty	12	4,052,725.33	0.80	337,727.11	6.281	90.26	360	358	2	40.12	695
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	336	$96,966,484.26	19.14%	288,590.73	6.002%	66.15%	343	341	3	38.80%	709
24	5	1,473,417.00	0.29	294,683.40	6.087	78.80	360	356	4	38.98	700
36	16	6,067,250.00	1.20	379,203.13	6.067	77.56	360	357	3	38.06	682
60	173	61,655,401.00	12.17	356,389.60	6.017	76.89	360	357	3	38.55	698
84	16	5,792,150.00	1.14	362,009.38	5.699	74.34	360	357	3	35.39	724
120	896	334,770,972.00	66.07	373,628.32	5.976	74.31	360	358	2	37.96	705
Total:	1,442	$506,725,674.26	100.00%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	826	217,935,813	20.33%	263,844.81	6.290%	69.68%	355	353	3	0.00%	705
1.001% - 6.000%	3	1,046,365	0.10	348,788.33	5.901	79.52	360	357	3	4.30	752
6.001% - 11.000%	16	3,290,226	0.31	205,639.14	6.559	78.50	360	357	3	8.48	742
11.001% - 16.000%	31	9,122,957	0.85	294,288.93	5.885	68.22	335	333	3	13.90	705
16.001% - 21.000%	87	25,040,537	2.34	287,822.27	6.095	68.69	357	354	2	18.65	718
21.001% - 26.000%	154	38,544,665	3.60	250,290.03	6.081	73.27	356	354	2	23.75	710
26.001% - 31.000%	294	79,847,908	7.45	271,591.52	6.016	74.06	359	356	2	28.72	717
31.001% - 36.000%	576	148,591,416	13.86	257,971.21	6.153	76.27	358	355	2	33.74	706
36.001% - 41.000%	839	228,164,277	21.29	271,947.89	6.174	78.35	356	354	2	38.54	698
41.001% - 46.000%	806	221,544,963	20.67	274,869.68	6.190	79.05	359	356	2	43.37	694
46.001% - 51.000%	272	73,995,378	6.90	272,041.83	6.467	78.16	357	354	3	48.21	681
51.001% - 56.000%	62	16,104,538	1.50	259,750.62	6.354	76.10	357	354	3	53.33	685
56.001% - 61.000%	23	6,263,126	0.58	272,309.81	6.311	75.46	355	351	3	58.36	699
61.001% - 66.000%	3	1,031,653	0.10	343,884.40	6.150	76.48	360	358	2	63.17	705
66.001% - 71.000%	2	569,400	0.05	284,700.00	7.064	85.33	360	358	2	69.24	628
76.001% - 81.000%	1	644,782	0.06	644,781.87	6.250	79.76	360	356	4	77.63	792
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum: 0.00%
Maximum: 77.63%
Wtd Ave (Non-Zero): 37.71%
% DTI >= 50%: 2.91%
% DTI = 50%: 0.00%
% DTI > 50%: 2.91%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Dynamic Credit Collateral Analysis

OPMAC05_4

1,071,738,004.44

I. FICO and LTV

FICO Low	FICO High	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
500	524	> 65%	0.02%	255,122.10	524	31.83	80.00	8.9500	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	574	> 65%	0.15%	262,788.89	557	41.05	76.68	7.1524	92.73	0.00	100.00	0.00	7.27	7.27	0.00	0.00	0.00	0.00	0.00
575	599	> 65%	1.19%	244,901.97	589	41.99	84.07	6.9353	63.95	8.27	96.88	3.12	23.64	33.49	0.00	0.00	0.00	35.73	2.48
600	619	> 70%	1.80%	301,434.25	608	41.12	85.09	6.7916	71.42	10.64	89.89	6.73	16.90	34.90	0.00	0.00	0.00	57.68	2.17
620	639	> 70%	6.31%	251,264.24	630	39.54	81.73	6.6639	59.45	26.92	91.84	5.70	7.65	23.50	0.00	4.23	3.10	70.16	49.01
640	659	> 70%	8.14%	245,693.13	650	39.71	80.54	6.4780	62.75	22.85	87.18	8.96	6.74	16.46	0.00	9.28	5.22	79.14	57.46
660	679	> 80%	1.24%	242,471.20	668	39.11	89.74	6.8630	36.86	25.38	87.03	9.42	24.57	10.71	0.00	28.84	44.76	66.92	0.00
680	699	> 80%	1.29%	243,122.04	688	41.09	90.57	6.6063	57.88	28.08	75.85	18.80	3.48	27.62	0.00	17.73	73.77	70.27	0.00
700	724	> 80%	1.49%	227,477.74	713	39.67	91.36	6.6178	38.04	34.60	79.02	17.45	15.70	30.68	0.00	12.70	68.96	72.09	5.43
725	749	> 80%	0.77%	200,617.06	738	39.63	93.32	6.7720	21.41	37.77	68.38	20.67	22.53	37.91	0.00	14.67	77.63	68.24	3.26
750	max	> 90%	0.55%	189,184.00	779	36.31	96.25	6.6265	45.18	45.39	63.13	19.93	0.00	54.09	0.00	13.09	100.00	84.72	0.00

II. LTV and DTI

LTV Low	LTV High	DTI	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
70.00%	79.99%	> 50%	0.95%	308,804.91	705	56.15	76.28	6.2377	40.22	7.61	74.55	25.45	43.56	39.37	0.00	1.39	0.00	57.67	19.55
80.00%	84.99%	> 50%	0.90%	268,182.04	685	54.03	80.61	6.4004	50.96	25.53	85.60	11.37	15.06	33.33	0.00	0.00	0.00	55.15	45.99
85.00%	89.99%	> 50%	0.30%	399,840.10	655	53.59	86.57	6.9026	70.08	0.00	100.00	0.00	29.92	56.86	0.00	0.00	0.00	45.08	0.00
90.00%	94.99%	> 50%	0.19%	227,185.10	669	55.76	90.50	7.2892	27.58	8.98	47.84	42.18	53.85	17.97	0.00	0.00	9.98	8.36	0.00
95.00%	99.99%	> 50%	0.02%	123,452.92	694	53.41	95.00	7.3104	100.00	0.00	48.85	51.15	0.00	100.00	0.00	0.00	51.15	0.00	0.00
100.00%	109.99%	> 50%	0.02%	192,500.00	694	51.66	100.00	7.0000	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	100.00	100.00	0.00
110.00%	max	> 50%																	

III. DTI and FICO

DTI Low	DTI High	FICO	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
20.00%	29.99%	< 550	0.01%	114,659.77	533	28.27	70.24	8.4000	0.00	0.00	100.00	0.00	100.00	100.00	0.00	0.00	$0.00	0.00	0.00
30.00%	34.99%	< 600	0.17%	168,740.33	575	32.17	76.81	6.9552	75.68	9.83	95.21	4.79	9.70	51.55	0.00	0.00	$0.00	17.26	0.00
35.00%	39.99%	< 675	6.73%	258,715.20	645	37.70	78.18	6.4286	59.85	26.61	89.46	8.52	7.88	17.72	0.00	0.00	$2.14	78.83	53.94
40.00%	44.99%	< 675	8.36%	262,668.74	644	42.64	79.48	6.4010	64.41	21.44	91.14	6.14	7.28	19.99	0.00	0.00	$2.20	76.07	64.07
45.00%	49.99%	< 700	5.28%	279,001.21	651	47.53	79.10	6.6033	61.98	19.17	85.80	10.29	15.14	25.50	0.00	0.00	$2.35	62.63	17.93
50.00%	54.99%	< 750	1.70%	256,217.84	670	52.19	77.09	6.5086	67.69	8.14	75.92	20.50	19.77	42.17	0.00	0.78	$1.75	37.50	21.24
55.00%	max	< 750	0.82%	285,111.13	679	59.21	76.38	6.3168	42.21	19.36	82.37	17.63	33.75	34.63	0.00	0.00	$0.00	58.03	24.94

IV. LIMITED AND STATED DOC

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524	0.02%	255,122.10	524	31.83	80.00	8.9500	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	574	0.14%	292,414.71	559	42.05	77.19	7.0545	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	17.83	0.00
575	599	0.91%	243,410.27	589	43.04	80.73	7.0671	53.00	13.66	96.83	3.17	29.64	0.00	0.00	0.00	0.00	34.52	14.29	2.75	2.61
600	619	1.33%	290,335.45	608	42.07	82.88	6.8406	77.23	4.38	85.73	9.83	17.74	0.00	0.00	0.00	0.00	50.67	28.05	23.07	5.47
620	639	4.75%	262,414.71	629	38.19	78.67	6.6772	56.73	25.29	88.99	6.73	11.36	0.00	0.00	0.00	0.23	70.83	30.70	8.09	9.43
640	659	6.89%	254,560.02	650	39.32	76.78	6.4259	63.23	20.39	83.21	12.96	10.01	0.00	0.00	0.00	2.55	76.23	48.81	5.82	4.78
660	679	8.52%	277,447.24	670	38.87	77.77	6.3082	55.86	24.20	85.64	10.22	10.48	0.00	0.00	0.00	1.82	83.03	55.04	6.43	8.36
680	699	9.84%	280,453.94	689	37.88	76.54	6.2359	58.53	24.71	81.22	14.68	8.75	0.00	0.00	0.00	3.79	81.17	56.06	7.23	4.17
700	724	8.99%	284,248.13	711	37.44	77.04	6.0772	58.41	23.26	81.39	14.32	8.25	0.00	0.00	0.00	4.05	82.28	59.36	5.71	4.15
725	749	7.42%	277,991.77	736	38.53	76.02	6.0221	60.38	21.20	72.82	21.86	6.97	0.00	0.00	0.00	3.07	87.16	58.16	3.38	7.25
750	max	9.20%	293,610.38	772	36.41	75.32	6.0129	58.32	20.05	76.77	19.91	11.44	0.00	0.00	0.00	2.64	78.43	61.25	3.39	5.41

V. High LTV LOANS

LTV	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2/28	3/27	5/25
80.00%	89.99%	50.44%	277,633.36	700	38.21	80.46	6.2015	57.35	26.87	87.51	9.42	5.85	20.91	0.00	4.63	2.39	84.05	49.00	4.98	5.49	31.41	5.50	28.86
90.00%	94.99%	4.72%	230,112.47	665	40.53	90.52	6.9722	53.58	19.63	79.52	17.14	19.75	19.43	0.00	11.81	34.50	61.44	14.08	9.87	9.22	61.60	5.41	10.37
95.00%	99.99%	1.65%	197,013.07	700	38.53	95.15	7.0071	45.20	40.65	75.52	10.40	0.00	28.70	0.00	25.27	78.10	77.63	7.39	3.46	25.38	29.27	3.33	23.17
100.00%	109.99%	0.56%	206,555.25	727	38.91	100.00	6.4686	34.34	41.39	100.00	0.00	0.00	97.23	0.00	0.00	97.23	86.89	18.58	0.00	21.10	29.37	0.00	22.35
110.00%	max																						

VI. IO LOANS

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2 yr IO	3 yr IO	5 yr IO
500	524																						
525	574																						
575	599	0.49%	263,692.50	588	39.00	82.06	6.8945	64.80	4.84	100.00	0.00	22.05	36.27	0.00	0.00	0.00	100.00	27.58	0.00	5.81	84.23	15.77	0.00
600	619	1.17%	338,156.76	608	40.53	82.80	6.6995	79.88	12.64	97.76	0.00	5.88	40.15	0.00	2.24	0.00	100.00	29.85	13.75	9.20	79.13	7.83	4.89
620	639	5.20%	254,481.12	630	38.74	77.96	6.5942	56.20	32.12	89.61	6.01	4.40	19.67	0.00	10.52	2.79	100.00	39.04	3.94	9.85	41.00	4.74	27.15
640	659	8.01%	264,910.42	650	39.19	76.81	6.3723	64.43	22.37	86.85	8.96	5.82	15.42	0.00	11.80	4.65	100.00	49.75	5.70	4.96	38.23	5.15	24.03
660	679	10.54%	282,303.67	670	38.37	77.18	6.2983	56.61	25.61	87.16	9.01	7.10	14.59	0.00	8.15	4.35	100.00	53.59	6.64	7.52	33.97	5.97	29.12
680	699	12.58%	283,775.61	688	37.59	76.75	6.1864	51.98	32.29	85.36	10.47	5.17	14.80	0.00	11.10	5.99	100.00	52.59	6.50	5.77	26.48	3.71	34.34
700	724	12.79%	300,558.16	712	37.20	75.88	6.0566	58.80	24.40	84.79	10.59	6.69	16.95	0.00	13.12	6.62	100.00	55.89	4.40	5.27	24.11	6.22	31.03
725	749	10.78%	272,511.01	736	36.64	76.23	5.9654	53.58	29.87	80.55	15.23	5.77	24.55	0.00	8.15	4.57	100.00	48.58	3.28	6.81	22.41	7.87	30.65
750	max	15.29%	290,535.92	773	35.19	75.04	5.9264	57.59	26.63	81.68	14.83	4.40	36.46	0.00	8.67	4.95	100.00	46.37	1.72	6.90	16.61	5.07	34.34

FFMLT2005FF7

Collateral Cuts for Subprime Pool

Note: Cells in red font are calculations

FICO DISTRIBUTION

FICO	Total Balance Amount	Total Balance %[2]	LTV	Adjusted Balance[1] Amount	Adjusted Balance[1] %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi	CLTV WITH PIGGYBACKS
FICO NA	-	-	> 65.0	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0 – 500	-	-	> 65.0	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
500.01 – 550	716,967	0.07%	> 70.0	716,967	0.07%	238,989	8.475	0.00	537	80.54	39.46	0.00	1.59	84.01	100.00	15.99	64.42	75.82
550.01 – 575	1,114,889	0.10%	> 70.0	718,489	0.07%	278,722	6.713	0.00	562	74.96	39.96	0.00	0.54	100.00	100.00	0.00	100.00	79.07
575.01 – 600	16,214,633	1.51%	> 70.0	13,058,770	1.22%	242,009	6.828	0.00	589	79.84	41.20	37.48	4.95	73.74	97.55	34.43	80.99	85.17
600.01 – 620	23,736,071	2.21%	> 70.0	21,246,312	1.98%	276,001	6.754	0.35	610	81.89	40.82	53.71	61.19	84.74	90.38	35.46	76.18	94.14
620.01 – 650	142,061,634	13.26%	> 80.0	22,197,779	2.07%	250,992	6.528	2.34	637	75.97	39.03	69.45	58.06	86.49	88.17	17.73	49.61	94.91
650.01 – 680	210,178,080	19.61%	> 80.0	20,625,539	1.92%	263,712	6.325	4.82	667	76.55	38.84	79.87	69.40	81.98	85.65	16.62	37.61	95.18
680.01 – 700	160,432,009	14.97%	> 85.0	10,719,508	1.00%	265,616	6.223	5.80	690	75.89	37.97	79.55	73.28	83.84	83.04	14.31	31.53	94.35
700.01 – 750	310,246,223	28.95%	> 85.0	22,395,642	2.09%	275,285	6.047	5.60	724	75.32	37.19	80.37	72.74	83.16	82.24	20.99	28.04	93.45
750.01 – 800	194,005,770	18.10%	> 85.0	9,905,856	0.92%	281,576	5.953	4.51	772	73.45	35.53	78.13	72.95	83.01	80.16	34.07	22.11	93.77
800 +	13,031,728	1.22%	> 85.0	901,868	0.08%	250,610	5.979	8.33	807	71.65	33.58	73.66	83.80	70.51	82.15	30.93	15.31	96.76
TOTAL	1,071,738,004	100.00%		122,486,729	11.43%	268,270	6.204	4.67	701	75.57	37.71	76.84	58.60	83.20	83.88	21.69	34.04	92.84

FICO: Average 701 Min: 524 Max: 821

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	Total Balance %[2]	FICO	Adjusted Balance[1] Amount	Adjusted Balance[1] %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
<= 20	250,486,053	23.37%	< 550	-	0.00%	265,909	6.264	7.65	706	69.85	15.50	71.70	51.30	85.83	82.66	5.52	41.23
20.001 – 25.00	34,641,976	3.23%	< 550	-	0.00%	266,477	6.086	2.18	711	70.96	22.68	76.52	43.06	80.98	75.60	25.75	37.22
25.001 – 30.00	71,602,085	6.68%	< 575	114,660	0.01%	265,193	6.016	4.17	718	73.85	27.83	83.19	34.03	81.73	80.77	37.14	34.58
30.001 – 35.00	129,505,362	12.08%	< 575	486,765	0.05%	254,431	6.129	4.34	706	76.31	32.78	78.97	34.29	83.97	80.80	25.83	28.51
35.001 – 40.00	219,427,972	20.47%	< 600	2,926,369	0.27%	276,358	6.163	3.54	701	77.73	37.61	82.63	44.49	83.97	87.57	24.09	28.41
40.001 – 45.00	247,570,621	23.10%	< 625	16,415,303	1.53%	268,806	6.183	4.58	694	79.20	42.67	81.96	35.66	82.62	87.56	23.72	25.53
45.001 – 50.00	87,366,015	8.15%	< 650	23,796,324	2.22%	278,236	6.434	2.14	684	77.98	47.43	65.42	45.06	81.81	81.02	29.48	52.38
50.001 – 55.00	20,373,693	1.90%	< 675	9,206,709	0.86%	254,671	6.452	2.57	681	76.82	52.17	38.24	77.52	76.10	74.68	45.44	51.61
55+	10,764,227	1.00%	< 700	4,889,182	0.46%	307,549	6.284	0.00	697	76.53	59.95	59.55	0.00	52.08	77.18	28.44	47.38
TOTAL	1,071,738,004	100.00%		57,835,311	5.40%	268,270	6.204	4.67	701	75.57	37.71	76.84	58.60	83.20	83.88	21.69	34.04

DTI: Average 37.71 Min: 0.00 Max: 77.63

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	Total Balance %[2]	DTI	Adjusted Balance[1] Amount	Adjusted Balance[1] %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	114,627,240	10.70%	> 50	2,750,824	0.26%	283,030	5.883	0.00	712	48.82	33.12	58.54	14.90	86.96	83.16	16.61	68.91
60.01 – 70.00	130,849,169	12.21%	> 50	3,959,589	0.37%	294,705	6.034	0.00	703	66.70	36.42	70.90	40.85	80.06	78.49	15.10	57.72
70.01 – 80.00	712,339,193	66.47%	> 50	17,128,828	1.60%	267,395	6.184	0.00	703	79.15	37.93	82.68	85.32	84.14	85.11	22.69	21.87
80.01 – 85.00	21,649,718	2.02%	> 50	3,649,045	0.34%	309,282	6.616	22.41	647	84.34	41.33	56.19	0.00	79.49	91.38	28.07	80.88
85.01 – 90.00	62,454,278	5.83%	> 50	3,006,170	0.28%	238,375	6.870	35.09	668	89.59	41.09	62.95	0.00	73.38	81.91	20.24	53.53
90.01 – 95.00	23,097,286	2.16%	> 50	450,966	0.04%	195,740	7.095	72.37	695	94.81	37.57	74.68	0.00	84.91	73.58	30.18	15.23
95.01 – 100.00	6,721,120	0.63%	> 50	192,500	0.02%	210,035	6.465	97.53	726	99.85	38.89	88.31	0.00	78.37	100.00	94.58	0.00
100+	-	0.00%	> 50	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	1,071,738,004	100.00%		31,137,920	2.91%	268,270	6.204	4.67	701	75.57	37.71	76.84	58.60	83.20	83.88	21.69	34.04

LTV: Average 75.57 Min: 10.61 Max: 100.00

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

GEOGRAPHIC CONCENTRATION - TOP 5 STATES

STATE	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc	%IO	% WA PIGGYBACK
California	506,725,674	47.28%	351,405	5.984	1.76	705	73.11	38.15	81.83	88.08	37.25	13.36	80.86	48.71
Georgia	146,850,354	13.70%	191,211	6.024	9.03	718	78.91	35.03	93.70	85.31	6.99	50.91	87.64	68.02
New Jersey	78,931,738	7.36%	301,266	6.590	2.41	680	77.95	38.74	70.89	85.76	58.06	23.82	62.21	27.54
New York	70,711,786	6.60%	344,936	6.415	3.18	683	74.31	40.91	69.05	89.53	62.54	19.86	53.31	24.68
Florida	63,726,687	5.95%	202,307	6.699	13.19	699	79.46	36.12	87.89	66.91	22.08	18.91	84.54	49.00
Nevada	22,379,685	2.09%	245,931	6.152	2.41	704	77.38	38.25	93.63	71.42	11.56	12.06	91.54	60.58
Arizona	21,727,167	2.03%	201,177	6.455	9.39	697	78.90	36.59	95.26	69.28	14.16	7.84	77.26	52.43
Massachusetts	20,175,541	1.88%	315,243	6.631	3.46	686	74.63	38.88	55.31	90.73	61.76	32.70	59.84	24.45
Washington	16,986,989	1.58%	242,671	6.058	9.70	691	80.15	36.96	90.30	87.56	29.21	19.09	86.98	59.55
Colorado	14,372,005	1.34%	256,643	6.521	3.63	705	77.05	37.82	86.32	70.03	19.45	13.72	96.29	81.63
Texas	13,721,883	1.28%	134,528	6.654	3.70	699	79.28	38.10	95.55	67.68	1.99	9.66	44.69	62.51
Other	95,428,495	8.90%	186,384	6.618	9.82	690	77.27	37.75	89.06	73.49	37.16	28.87	63.19	40.70
Total:	1,071,738,004	100.00%	268,270	6.204	4.67	701	75.57	37.71	83.20	83.88	34.04	21.69	76.84	48.17

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% SFD/ PUD	% Owner Occ	% Full Doc
0 – $50K	838,522	0.08%	44,133	7.128	21.32	709	59.21	29.92	36.53	16.43	84.26	43.75	28.18
$51 – $200K	236,448,306	22.62%	137,390	6.443	9.25	700	76.29	36.90	69.04	56.54	85.83	69.62	26.63
$200.1 – $250K	113,534,751	10.86%	224,821	6.212	6.46	695	75.96	38.33	74.48	45.61	87.86	83.87	22.48
$250.1 – $300K	125,364,926	11.99%	274,923	6.192	4.22	697	76.18	38.52	74.70	53.28	82.11	87.41	17.99
$300.1 – $400K	207,239,767	19.83%	348,302	6.172	4.13	694	76.96	38.48	75.39	51.68	77.65	86.71	18.10
$400.1 – $500K	173,530,950	16.60%	447,245	6.105	3.62	703	77.06	38.84	78.95	46.94	78.27	90.59	25.18
$500.1 – $600K	71,285,642	6.82%	544,165	6.048	0.74	709	76.60	38.35	85.42	65.82	83.96	93.30	21.54
$600.1 – $700K	60,892,880	5.83%	640,978	6.091	0.00	707	73.53	36.00	90.58	76.19	90.37	86.20	14.88
$700.1 – $800K	22,258,762	2.13%	741,959	5.979	0.00	734	70.61	35.60	76.64	87.87	89.82	86.85	20.24
$800.1 – $900K	14,535,628	1.39%	855,037	6.001	0.00	718	71.96	33.93	94.33	78.69	76.78	76.61	11.90
$900.1 – $1000K	19,368,141	1.85%	968,407	6.359	0.00	703	68.91	36.67	85.25	100.00	90.35	84.51	10.23
>$1000K	-	0.00%	-	0.000	0.00	0	0.00	0.00	95.26	86.90	0.00	0.00	0.00
TOTAL	1,045,298,276	100.00%	268,270	6.204	4.67	701	75.57	37.71	76.84	58.60	83.20	83.88	21.69

Principal Balance: Average 268,270 Min: 26,033.45 Max: 2,000,000

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% SFD/ PUD	% Owner Occ
Full Doc	232,439,530	21.69%	251,558	6.005	6.69	712	77.39	37.10	76.96	62.45	85.11	87.71
Stated Doc	621,660,574	58.00%	276,909	6.248	7.13	695	76.96	37.93	210.47	8.40	215.92	217.22
Limited Doc	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
NINA	131,558,171	12.28%	243,176	6.263	10.38	703	66.97	51.79	62.36	0.00	88.22	91.59
Other	86,079,730	8.03%	302,034	6.332	0.89	708	73.77	0.00	15.24	1.49	15.77	14.46
TOTAL	1,071,738,004	100.00%	268,270	6.204	4.67	701	75.57	37.71	76.84	39.55	83.20	83.88

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% Owner Occ	% Cashout Refi
Single Family	627,624,708	58.56%	283,224	6.165	3.74	699	74.31	37.95	75.03	57.73	88.67	41.12
PUD	264,073,722	24.64%	233,487	6.221	7.06	703	78.02	36.92	84.44	51.95	80.48	14.45
Townhouse	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
2 – 4 Family	88,108,269	8.22%	325,123	6.455	1.31	696	74.44	39.58	53.78	33.20	63.52	60.25
Condo	91,931,306	8.58%	243,850	6.178	7.34	710	78.16	36.46	89.51	48.09	80.40	16.85
Manufactured	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
Other	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	1,071,738,004	100.00%	268,270	6.204	4.67	701	75.57	37.71	76.84	39.55	83.88	34.04

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	50,036,557	4.67%	196,222	6.758	4.67	710	92.24	37.42	3.46	0.78	1.45	
Loans >80 LTV w/o MI	907,074,208	84.64%	271,986	6.214	0.00	699	78.03	38.10	71.52	25.89	18.46	
Other	114,627,240	10.70%	283,030	5.883	10.70	712	48.82	33.12	8.89	7.37	1.78	
TOTAL	1,071,738,004	100.00%	268,270	6.204	4.67	701	75.57	37.71	83.88	34.04	21.69	

LOAN PURPOSE

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% SFD/ PUD	% Owner Occ
Debt Consolidation	0	0.00%	0	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
Refinance – Cashout	364,779,378.91	34.04%	304,745	6.239	2.29	684	70.63	38.12	64.37	9.56	81.20	87.72
Purchase	628,366,912.11	58.63%	247,486	6.225	6.22	709	79.10	37.91	84.16	64.56	83.45	80.31
Refinance – Rate Term	78,591,713.42	7.33%	303,443	5.867	3.27	715	70.24	34.29	76.18	10.06	90.49	94.58
Other	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	1,071,738,004.44	100.00%	268,270	6.204	4.67	701	75.57	37.71	76.84	39.55	83.20	83.88

COLLATERAL TYPE - FIXED/FLOATING

Product	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	WA_MARGIN Margin
Fixed	408,976,615	38.16%	256,734	6.271	5.32	706	71.23	37.50	56.73	66.71	86.45	84.08	47.43		0.000
Floating	332,412,971	31.02%	274,042	6.058	5.29	713	77.04	36.29	94.69	66.34	83.07	82.16	20.33	1MO LIBOR	2.471
2/28	276,480,117	25.80%	275,379	6.287	3.26	680	79.93	39.34	83.27	57.19	79.94	85.54	32.29	6MO LIBOR	3.841
3/27	53,868,301	5.03%	291,180	6.165	3.14	701	77.03	38.99	86.37	56.36	76.10	84.40	25.87	6MO LIBOR	3.151
Other		0.00%													
TOTAL	1,071,738,004	100.00%	268,270	6.204	4.67	701	75.57	37.71	76.84	58.60	83.20	83.88	34.04		3.098

Appendix A

LIEN STATUS

Lien Status	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]											
First Lien	1,071,738,004	100.00%	268,270	6.204	4.67	701	75.57	37.71	76.84	58.60	83.20	83.88	34.04
Second Lien	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Third Lien	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	1,071,738,004	100.00%	268,270	6.204	4.67	701	75.57	37.71	76.84	58.60	83.20	83.88	34.04

OCCUPANCY TYPE

Occupancy Type	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA. FICO	WA LTV	WA DTI	%IO	% WA PIGGYBACK	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]											
Primary Residence	898,959,020	83.88%	286,293	6.129	4.13	699	75.73	38.09	77.71	60.91	85.55	100.00	35.60
Second Home	39,529,658	3.69%	224,600	6.658	11.66	702	77.17	35.92	83.97	0.00	84.78	0.00	15.62
Investment	133,249,327	12.43%	196,243	6.575	6.23	713	74.01	35.83	68.84	0.18	66.87	0.00	28.97
Non-owner		0.00%							0.00	0.00			
Other	-	0.00%	-	0.000	0.00	0	0.00	0.00			0.00	0.00	0.00
TOTAL	1,071,738,004	100.00%	268,270	6.204	4.67	701	75.57	37.71	76.84	39.55	83.20	83.88	34.04

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	WA DTI	% SFD / PUD	% Owner Occ	%IO	% WA PIGGYBACK
	Amount	%[2]											
0 Months	307,510,391	28.69%	283,681	6.439	4.18	697	76.22	38.81	38.81	80.19	84.74	70.30	57.92
6 Months	12,398,483	1.16%	364,661	5.952	0.00	730	68.72	34.55	34.55	84.30	84.33	83.78	0.00
12 Months	104,825,285	9.78%	334,905	6.248	2.25	696	73.49	39.43	39.43	77.70	82.74	69.72	35.94
24 Months	250,438,622	23.37%	261,418	6.153	4.89	693	78.32	37.78	37.78	84.96	81.57	88.04	44.65
36 Months	323,741,950	30.21%	244,888	6.083	5.33	705	73.48	36.96	36.96	85.31	84.49	74.44	39.84
60 Months	72,823,273	6.79%	256,420	5.899	7.26	728	76.80	34.61	34.61	88.21	87.03	85.69	0.00
Other (16 Months)	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	1,071,738,004	100.00%	268,270	6.204	4.67	701	75.57	37.71	37.71	83.20	83.88	76.84	39.55

SECTION 32 LOANS

	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]									
Section 32 Loans	0	#DIV/0!	0	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00
Total	-	#DIV/0!									

Appendix A

TOP 5 MSA

MSA		%[2]

TOP 5 ORIGINATORS

Originator	%[2]

SERVICERS

	Servicer	%[2]

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :					Moody's: Analyst Name :		
	Foreclosure Frequency		Loss Severity	Cum Losses	closure Frequency		Loss Severity	Cum Losses
AA								
A								
A-								
BBB+								
BBB								
BBB-								
B								

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses.
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage		
None		
>70% Loans w/ >80 LTV down to 80%		
50 - 70% Loans w/ >80 LTV down to 80%		
50 - 70% Loans w/ >80 LTV down to 60%		
>70% LTV >80% down to 60%		

OPMAC05 4

	Count	Balance	% of Balance	Gross Rate	Gross Margin	Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Rem Amort	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV	Known FICOs	Avg Balance	LTV>80w/MI
521 - 530	1	$255,122.10	0.02	8.950	7.950	14.950	8.950	0.2500	355	355	360	3.000	1.000	19	80.00	524	$255,122.10	0.00
531 - 540	1	$114,659.77	0.01	8.400	0.000	0.000	0.000	0.2500	353	353	360	0.000	0.000	0	70.24	533	$114,659.77	0.00
541 - 550	1	$347,184.92	0.03	8.150	7.150	14.150	8.150	0.2500	357	357	360	3.000	1.000	21	84.34	547	$347,184.92	0.00
551 - 560	2	$628,042.39	0.06	6.437	5.752	12.437	6.437	0.2500	355	355	360	3.000	1.000	27	72.67	554	$314,021.20	0.00
571 - 580	10	$2,690,994.16	0.25	6.507	5.873	12.514	6.374	0.2500	357	333	360	2.719	1.000	22	73.09	578	$269,099.42	0.00
581 - 590	31	$6,915,691.01	0.65	7.115	6.397	13.227	7.212	0.2500	358	328	360	3.000	1.000	22	80.86	585	$223,086.81	0.00
591 - 600	28	$7,094,794.58	0.66	6.686	5.677	12.622	6.466	0.2500	358	327	360	3.034	1.000	25	81.26	596	$253,385.52	0.00
601 - 610	45	$14,242,631.62	1.33	6.916	5.981	12.975	6.958	0.2500	358	315	360	2.979	1.000	23	81.96	606	$316,502.92	0.00
611 - 620	41	$9,493,439.54	0.89	6.510	5.279	12.531	6.049	0.2500	358	315	360	3.285	1.000	28	81.78	617	$231,547.31	0.87
621 - 630	149	$40,524,015.78	3.78	6.576	3.696	12.246	3.945	0.2500	354	279	356	3.611	1.000	35	77.51	626	$271,973.26	2.25
631 - 640	191	$46,497,007.57	4.34	6.558	4.043	12.337	4.377	0.2500	349	275	351	3.598	1.000	35	74.23	635	$243,439.83	2.36
641 - 650	226	$55,040,610.35	5.14	6.467	3.344	12.186	3.506	0.2500	354	273	357	3.657	1.000	34	76.30	646	$243,542.52	2.38
651 - 660	239	$58,638,435.85	5.47	6.417	3.326	12.115	3.432	0.2500	351	270	354	3.592	1.000	33	75.66	656	$245,349.10	5.53
661 - 670	265	$70,678,001.25	6.59	6.341	3.033	11.902	3.131	0.2500	355	264	358	3.795	1.000	35	77.10	665	$266,709.44	4.44
671 - 680	293	$80,861,643.30	7.54	6.245	2.838	11.716	2.887	0.2500	356	264	359	3.972	1.000	40	76.72	676	$275,978.30	4.64
681 - 690	338	$91,113,859.16	8.50	6.209	2.831	11.671	2.885	0.2500	354	264	356	3.990	1.000	40	76.11	686	$269,567.63	5.97
691 - 700	266	$69,318,150.03	6.47	6.242	2.833	11.751	2.889	0.2500	355	267	358	4.092	1.000	41	75.61	696	$260,594.55	5.57
701 - 710	249	$72,998,504.26	6.81	6.130	2.919	11.761	2.982	0.2500	356	268	358	4.065	1.011	40	75.67	705	$293,166.68	6.53
711 - 720	216	$61,455,684.96	5.73	6.081	2.853	11.920	2.887	0.2500	356	263	359	3.689	1.000	35	73.90	716	$284,517.06	5.28
721 - 730	246	$65,292,024.64	6.09	6.009	2.742	11.542	2.780	0.2500	356	259	358	4.033	1.000	43	75.39	725	$265,414.73	5.63
731 - 740	208	$58,482,578.51	5.46	5.961	2.741	11.531	2.786	0.2500	357	264	359	4.185	1.000	42	75.32	736	$281,166.24	4.79
741 - 750	208	$52,017,430.80	4.85	6.038	2.697	11.505	2.724	0.2500	357	271	360	3.940	1.000	41	76.44	745	$250,083.80	5.54
751 - 760	174	$46,690,889.36	4.36	5.989	2.718	11.549	2.745	0.2500	348	254	350	4.295	1.000	47	74.24	755	$268,338.44	3.63
761 - 770	163	$49,664,664.31	4.63	5.968	2.596	11.554	2.609	0.2500	357	261	359	4.361	1.000	49	73.55	766	$304,691.19	3.88
771 - 780	154	$39,995,165.81	3.73	5.904	2.665	11.365	2.684	0.2500	357	275	359	4.451	1.000	53	73.48	775	$259,708.87	5.13
781 - 790	128	$38,288,512.54	3.57	5.922	2.568	11.394	2.568	0.2500	354	266	357	4.665	1.000	58	71.94	785	$299,129.00	4.44
791 - 800	70	$19,366,537.52	1.81	5.984	2.499	11.278	2.499	0.2500	344	262	346	4.756	1.000	54	74.24	794	$276,664.82	7.08
801 - 810	40	$9,434,179.72	0.88	5.961	2.681	11.266	2.731	0.2500	343	261	346	4.159	1.000	48	71.29	805	$235,854.49	11.51
811 >=	12	$3,597,548.66	0.34	6.024	2.472	11.297	2.472	0.2500	357	268	360	5.009	1.000	55	72.62	814	$299,795.72	0.00
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**6.204**	**3.098**	**11.817**	**3.214**	**0.2807**	**354**	**268**	**357**	**3.943**	**1.001**	**40**	**75.57**	**701**	**$268,269.84**	**4.67**

OPMAC05-4

Investor Properties

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	193	$55,349,234.92	41.54%	286,783.60	6.164%	68.13%	357	355	3	37.08%	720
Georgia	123	15,466,285.75	11.61	125,742.16	6.567	78.74	359	357	2	33.62	721
Florida	77	12,126,546.02	9.10	157,487.61	7.092	80.27	356	353	2	34.99	701
New Jersey	36	8,530,726.35	6.40	236,964.62	7.286	79.44	349	347	2	37.85	691
New York	26	7,301,785.28	5.48	280,837.90	6.942	75.33	357	355	2	36.09	700
Texas	39	4,206,246.63	3.16	107,852.48	6.908	78.47	360	357	3	33.22	704
Nevada	18	3,193,944.03	2.40	177,441.34	6.848	76.73	360	357	3	34.65	695
Colorado	10	2,810,096.00	2.11	281,009.60	7.064	79.92	360	357	3	36.52	734
Virginia	9	2,636,813.00	1.98	292,979.22	6.570	78.64	360	357	3	32.19	698
South Carolina	14	2,393,530.19	1.80	170,966.44	6.628	78.59	360	357	3	27.36	737
Arizona	15	2,312,017.89	1.74	154,134.53	6.311	75.99	360	357	3	37.26	718
Washington	12	1,889,140.00	1.42	157,428.33	6.185	75.05	360	358	2	32.42	719
Connecticut	6	1,812,996.60	1.36	302,166.10	6.463	58.38	360	358	2	39.04	701
Maryland	12	1,726,596.62	1.30	143,883.05	6.906	80.30	360	358	2	38.76	690
Massachusetts	6	1,564,696.61	1.17	260,782.77	6.760	77.61	360	357	3	32.59	702
Alabama	8	1,027,231.81	0.77	128,403.98	6.843	82.92	360	358	2	38.16	766
New Mexico	8	1,006,120.37	0.76	125,765.05	7.041	84.79	360	357	3	36.14	712
North Carolina	9	978,129.00	0.73	108,681.00	7.117	80.03	360	358	2	36.47	716
Illinois	8	935,170.70	0.70	116,896.34	7.357	78.64	360	359	1	37.07	759
Pennsylvania	8	823,637.46	0.62	102,954.68	7.530	80.07	360	358	2	38.62	682
Mississippi	8	820,100.00	0.62	102,512.50	6.618	77.51	360	358	2	36.09	736
Minnesota	5	748,760.12	0.56	149,752.02	6.899	79.31	360	355	5	33.02	721
Hawaii	2	598,409.70	0.45	299,204.85	6.930	87.12	360	356	4	29.75	706
Ohio	6	558,286.44	0.42	93,047.74	6.847	76.67	360	358	2	41.78	701
Rhode Island	2	500,555.34	0.38	250,277.67	7.328	79.62	360	358	2	37.81	617
Michigan	3	464,081.91	0.35	154,693.97	7.406	74.98	360	357	3	35.27	736
Oregon	4	367,850.00	0.28	91,962.50	7.277	86.44	360	358	2	35.14	693
Utah	3	336,750.00	0.25	112,250.00	6.557	69.65	360	358	2	26.72	691
New Hampshire	1	152,013.20	0.11	152,013.20	6.750	61.20	360	358	2	25.03	712
Kentucky	1	101,950.00	0.08	101,950.00	6.875	76.28	360	359	1	42.86	717
Missouri	1	93,129.90	0.07	93,129.90	7.000	75.00	360	358	2	38.65	674
Kansas	1	91,200.00	0.07	91,200.00	6.625	80.00	360	356	4	0.00	679
Idaho	1	87,350.00	0.07	87,350.00	6.375	69.98	360	358	2	38.48	755
Maine	1	73,653.83	0.06	73,653.83	8.125	90.00	360	357	3	18.28	772
Oklahoma	1	66,950.00	0.05	66,950.00	7.500	94.96	360	357	3	41.86	773
Nebraska	1	50,950.00	0.04	50,950.00	5.750	59.98	360	358	2	36.83	744
Indiana	1	46,390.92	0.03	46,390.92	8.250	90.00	360	356	4	28.88	629
Total:	679	$133,249,326.58	100.00%	196,243.49	6.575%	74.01%	358	355	3	35.83%	713

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	2,224	$455,610,572.00	55.32%	204,860.87	6.223%	77.69%	360	357	3	37.62%	701
Non-Conforming	695	367,913,752.00	44.68	529,372.31	6.074	74.94	359	357	2	36.93	706
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

AVG UPB: $282,125.50
MIN UPB: $40,000.00
MAX UPB: $2,000,000.00
GROSS WAC: 6.1567106911%
MIN RATE: 3.875%
MAX RATE: 9.875%
MIN ORIG LTV: 10.61%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 177
MAX WAM: 359
% SF/PUD: 84.25%
% FULL/ALT: 21.72%
% CASHOUT: 28.51%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 9.07%
WA LTV: 76.46%
% FICO > 679: 66.94%
% NO FICO: 0.00%
WA FICO: 704
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 73.75%
CALIFORNIA %: 49.76%
NORTH CA. %: 12.22%
SOUTH CA. %: 37.53%
ARM%: 71.83%
FIXED%: 28.17%
IO%: 100.00%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	34	$11,477,458.00	1.39%	337,572.29	5.671%	74.44%	360	357	3	29.38%	754
15YR FXD -120 MONTH IO	1	1,880,000.00	0.23	1,880,000.00	4.750	80.00	180	177	3	36.94	755
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350.00	0.29	303,418.75	6.479	80.09	360	356	4	41.83	706
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676.00	4.36	309,867.90	6.465	80.62	360	357	3	41.02	656
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931.00	23.30	280,891.55	6.126	79.24	360	358	2	38.60	692
30YR FXD - 60 MONTH IO	11	3,783,160.00	0.46	343,923.64	6.294	80.05	360	357	3	45.29	670
30YR FXD -120 MONTH IO	804	226,343,671.00	27.48	281,521.98	6.301	72.23	360	358	2	36.38	708
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667.00	0.04	300,667.00	5.875	80.00	360	355	5	36.84	741
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650.00	0.88	363,732.50	6.319	78.30	360	357	3	39.78	684
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954.00	0.82	305,361.55	6.382	78.67	360	357	3	36.38	681
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351.00	3.91	287,788.85	5.980	76.27	360	357	3	39.10	716
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650.00	0.07	292,325.00	5.991	81.71	360	356	4	35.46	664
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175.00	5.31	370,781.14	6.079	77.86	360	357	3	37.20	707
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290.00	24.95	246,622.20	6.152	77.63	360	358	2	36.84	710
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261.00	0.38	313,026.10	5.552	71.16	360	356	4	41.52	706
6 MONTH LIBOR -120 MONTH IO	80	27,196,974.00	3.30	339,962.18	5.713	76.02	360	356	4	33.54	712
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150.00	0.70	362,009.38	5.699	74.34	360	357	3	35.39	724
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956.00	2.11	362,519.92	5.773	75.51	360	358	2	35.08	734
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	7	$306,274.00	0.04%	43,753.43	6.834%	52.12%	360	358	2	32.56%	724
$50,000.01 - $100,000.00	166	14,168,216.00	1.72	85,350.70	6.476	72.77	360	358	2	35.46	701
$100,000.01 - $150,000.00	552	70,364,997.00	8.54	127,472.82	6.443	78.47	360	358	2	37.03	707
$150,000.01 - $200,000.00	453	78,715,125.00	9.56	173,764.07	6.314	78.74	360	357	3	36.91	702
$200,000.01 - $250,000.00	375	84,557,002.00	10.27	225,485.34	6.145	77.49	360	358	2	37.50	699
$250,000.01 - $300,000.00	340	93,650,768.00	11.37	275,443.44	6.108	77.06	360	357	3	38.23	701
$300,000.01 - $350,000.00	248	80,673,073.00	9.80	325,294.65	6.086	78.34	360	357	3	37.80	700
$350,000.01 - $400,000.00	201	75,574,233.00	9.18	375,991.21	6.161	77.65	360	357	3	37.58	695
$400,000.01 - $450,000.00	170	72,367,660.00	8.79	425,692.12	6.051	78.79	360	357	3	39.78	701
$450,000.01 - $500,000.00	136	64,633,097.00	7.85	475,243.36	6.142	77.35	360	357	3	37.15	706
$500,000.01 - $550,000.00	67	35,053,244.00	4.26	523,182.75	6.009	77.40	360	358	2	36.85	708
$550,000.01 - $600,000.00	45	25,837,186.00	3.14	574,159.69	6.092	76.84	360	358	2	39.09	709
$600,000.01 - $650,000.00	70	44,374,210.00	5.39	633,917.29	6.147	73.39	360	358	2	34.78	706
$650,000.01 - $700,000.00	16	10,781,150.00	1.31	673,821.88	5.887	72.68	360	358	2	38.52	693
$700,000.01 - $750,000.00	17	12,426,400.00	1.51	730,964.71	6.041	73.06	360	357	3	35.36	732
$750,000.01 - $800,000.00	6	4,631,850.00	0.56	771,975.00	6.208	73.96	360	358	2	36.17	724
$800,000.01 - $850,000.00	7	5,820,500.00	0.71	831,500.00	5.854	69.91	360	357	3	29.57	721
$850,000.01 - $900,000.00	9	7,891,000.00	0.96	876,777.78	6.083	73.77	360	357	3	35.31	719
$900,000.01 - $950,000.00	6	5,602,700.00	0.68	933,783.33	6.249	75.80	360	357	3	39.89	688
$950,000.01 - $1,000,000.00	11	10,907,989.00	1.32	991,635.36	6.512	63.91	360	357	3	38.03	714
$1,000,000.01 >=	17	25,187,650.00	3.06	1,481,626.47	5.823	57.32	347	344	2	31.50	726
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: $40,000.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	7	$306,274.00	0.04%	43,753.43	6.834%	52.12%	360	358	2	32.56%	724
$50,000.01 - $100,000.00	166	14,168,216.00	1.72	85,350.70	6.476	72.77	360	358	2	35.46	701
$100,000.01 - $150,000.00	552	70,364,997.00	8.54	127,472.82	6.443	78.47	360	358	2	37.03	707
$150,000.01 - $200,000.00	453	78,715,125.00	9.56	173,764.07	6.314	78.74	360	357	3	36.91	702
$200,000.01 - $250,000.00	375	84,557,002.00	10.27	225,485.34	6.145	77.49	360	358	2	37.50	699
$250,000.01 - $300,000.00	340	93,650,768.00	11.37	275,443.44	6.108	77.06	360	357	3	38.23	701
$300,000.01 - $350,000.00	248	80,673,073.00	9.80	325,294.65	6.086	78.34	360	357	3	37.80	700
$350,000.01 - $400,000.00	201	75,574,233.00	9.18	375,991.21	6.161	77.65	360	357	3	37.58	695
$400,000.01 - $450,000.00	170	72,367,660.00	8.79	425,692.12	6.051	78.79	360	357	3	39.78	701
$450,000.01 - $500,000.00	136	64,633,097.00	7.85	475,243.36	6.142	77.35	360	357	3	37.15	706
$500,000.01 - $550,000.00	67	35,053,244.00	4.26	523,182.75	6.009	77.40	360	358	2	36.85	708
$550,000.01 - $600,000.00	45	25,837,186.00	3.14	574,159.69	6.092	76.84	360	358	2	39.09	709
$600,000.01 - $650,000.00	70	44,374,210.00	5.39	633,917.29	6.147	73.39	360	358	2	34.78	706
$650,000.01 - $700,000.00	16	10,781,150.00	1.31	673,821.88	5.887	72.68	360	358	2	38.52	693
$700,000.01 - $750,000.00	17	12,426,400.00	1.51	730,964.71	6.041	73.06	360	357	3	35.36	732
$750,000.01 - $800,000.00	6	4,631,850.00	0.56	771,975.00	6.208	73.96	360	358	2	36.17	724
$800,000.01 - $850,000.00	7	5,820,500.00	0.71	831,500.00	5.854	69.91	360	357	3	29.57	721
$850,000.01 - $900,000.00	9	7,891,000.00	0.96	876,777.78	6.083	73.77	360	357	3	35.31	719
$900,000.01 - $950,000.00	6	5,602,700.00	0.68	933,783.33	6.249	75.80	360	357	3	39.89	688
$950,000.01 - $1,000,000.00	11	10,907,989.00	1.32	991,635.36	6.512	63.91	360	357	3	38.03	714
$1,000,000.01 >=	17	25,187,650.00	3.06	1,481,626.47	5.823	57.32	347	344	2	31.50	726
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: $40,000.00
Maximum: $2,000,000.00

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.03%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.28	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	83	33,331,435.00	4.05	401,583.55	4.911	71.96	350	347	3	34.62	734
5.001% - 5.500%	319	97,909,307.00	11.89	306,925.73	5.363	73.94	360	358	2	35.22	724
5.501% - 6.000%	848	266,670,574.00	32.38	314,470.02	5.841	74.82	360	357	3	37.31	712
6.001% - 6.500%	881	235,384,288.00	28.58	267,178.53	6.321	77.21	360	357	3	38.10	697
6.501% - 7.000%	490	119,527,818.00	14.51	243,934.32	6.789	79.34	360	357	3	38.42	683
7.001% - 7.500%	186	43,962,553.00	5.34	236,357.81	7.289	79.67	360	358	2	36.97	688
7.501% - 8.000%	73	17,771,994.00	2.16	243,451.97	7.774	83.84	360	357	3	39.85	674
8.001% - 8.500%	23	4,655,071.00	0.57	202,394.39	8.284	82.78	360	358	2	33.40	675
8.501% - 9.000%	4	1,094,600.00	0.13	273,650.00	8.689	80.37	360	358	2	46.30	667
9.001% - 9.500%	2	272,200.00	0.03	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	1	400,000.00	0.05	400,000.00	9.875	94.12	360	359	1	45.16	609
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 3.875%
Maximum: 9.875%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	1	$1,880,000.00	0.23%	1,880,000.00	4.750%	80.00%	180	177	3	36.94%	755
360	2,918	821,644,324.00	99.77	281,577.90	6.160	76.45	360	357	3	37.32	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	1	$1,880,000.00	0.23%	1,880,000.00	4.750%	80.00%	180	177	3	36.94%	755
301 - 360	2,918	821,644,324.00	99.77	281,577.90	6.160	76.45	360	357	3	37.32	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 177
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	584	$163,838,812.00	19.89%	280,545.91	6.106%	76.46%	360	359	1	36.88%	705
2	867	240,784,662.00	29.24	277,721.64	6.188	76.66	360	358	2	37.13	702
3	1,015	290,067,512.00	35.22	285,780.80	6.142	76.39	359	356	3	37.12	704
4	345	99,931,183.00	12.13	289,655.60	6.292	75.90	360	356	4	39.02	701
5	104	28,052,955.00	3.41	269,739.95	5.873	77.46	360	355	5	38.27	710
6	4	849,200.00	0.10	212,300.00	5.348	79.23	360	354	6	30.85	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 1
Maximum: 6

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	532	$154,828,470.00	18.80%	291,030.96	6.277%	71.77%	360	357	3	0.00%	704
1.001% - 6.000%	3	1,046,365.00	0.13	348,788.33	5.901	79.52	360	357	3	4.30	752
6.001% - 11.000%	11	2,333,006.00	0.28	212,091.45	6.527	79.52	360	357	3	8.37	742
11.001% - 16.000%	25	6,961,504.00	0.85	278,460.16	5.884	69.43	360	357	3	13.96	717
16.001% - 21.000%	67	20,216,909.00	2.45	301,744.91	6.047	68.89	360	358	2	18.93	720
21.001% - 26.000%	99	28,318,776.00	3.44	286,048.24	5.948	72.62	360	357	3	23.77	721
26.001% - 31.000%	231	66,415,138.00	8.06	287,511.42	5.970	75.04	360	358	2	28.70	717
31.001% - 36.000%	447	119,180,263.00	14.47	266,622.51	6.121	76.90	360	358	2	33.77	708
36.001% - 41.000%	665	186,781,700.00	22.68	280,874.74	6.132	78.61	358	356	2	38.53	700
41.001% - 46.000%	640	181,240,489.00	22.01	283,188.26	6.156	79.45	360	358	2	43.36	697
46.001% - 51.000%	157	44,119,824.00	5.36	281,017.99	6.419	78.91	360	357	3	48.09	687
51.001% - 56.000%	25	7,449,160.00	0.90	297,966.40	6.160	77.75	360	357	3	53.28	703
56.001% - 61.000%	14	3,710,220.00	0.45	265,015.71	6.345	78.16	360	356	4	58.05	698
61.001% - 66.000%	2	789,600.00	0.10	394,800.00	6.196	80.00	360	358	2	63.30	704
66.001% - 71.000%	1	132,900.00	0.02	132,900.00	6.125	69.98	360	356	4	66.62	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 0.00%
Maximum: 66.62%
WADTI: 37.32%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
580 - 589	13	$3,047,850.00	0.37%	234,450.00	6.841%	81.46%	360	357	3	38.91%	583
590 - 599	7	2,226,000.00	0.27	318,000.00	6.967	82.89	360	358	2	39.12	595
600 - 609	25	8,861,300.00	1.08	354,452.00	6.808	82.33	360	358	2	41.09	605
610 - 619	12	3,650,500.00	0.44	304,208.33	6.436	83.95	360	357	3	39.05	614
620 - 629	90	23,644,454.00	2.87	262,716.16	6.570	78.42	360	358	2	38.78	625
630 - 639	129	32,086,911.00	3.90	248,735.74	6.612	77.62	360	358	2	38.72	634
640 - 649	149	38,102,496.00	4.63	255,721.45	6.405	76.65	360	357	3	39.46	645
650 - 659	175	47,728,479.00	5.80	272,734.17	6.347	76.93	360	357	3	38.96	655
660 - 669	196	54,589,858.00	6.63	278,519.68	6.347	77.73	360	358	2	38.92	665
670 - 679	204	58,331,610.00	7.08	285,939.26	6.253	76.66	360	357	3	37.88	675
680 - 689	276	79,658,503.00	9.67	288,617.76	6.153	77.48	360	357	3	38.70	684
690 - 699	199	55,134,913.00	6.69	277,059.86	6.235	75.68	360	358	2	35.82	695
700 - 709	195	56,217,671.00	6.83	288,295.75	6.060	77.39	360	357	3	37.40	704
710 - 719	164	51,598,773.00	6.27	314,626.66	6.091	74.20	360	357	3	37.83	714
720 - 729	189	55,814,003.00	6.78	295,312.19	5.961	74.99	360	358	2	35.91	724
730 - 739	163	47,298,217.00	5.74	290,173.11	5.953	76.58	360	358	2	37.18	735
740 - 749	169	41,670,526.00	5.06	246,571.16	6.004	77.25	360	358	2	36.49	744
750 - 759	141	39,683,418.00	4.82	281,442.68	5.955	75.87	351	349	2	37.22	755
760 - 769	128	39,893,842.00	4.84	311,670.64	5.948	73.53	360	357	3	35.09	765
770 - 779	111	29,977,703.00	3.64	270,069.40	5.877	75.98	360	358	2	36.74	774
780 - 789	90	27,520,587.00	3.34	305,784.30	5.907	74.38	360	358	2	31.30	784
790 - 799	55	16,278,350.00	1.98	295,970.00	5.970	76.53	360	357	3	35.24	793
800 - 809	29	7,267,772.00	0.88	250,612.83	5.780	73.06	360	358	2	32.81	805
810 - 819	10	3,240,588.00	0.39	324,058.80	6.032	77.30	360	357	3	37.69	814
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum FICO: 580
Maximum FICO: 816
WA FICO: 704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.05%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	6	1,679,500.00	0.20	279,916.67	6.819	16.46	360	357	3	19.73	657
20.01% - 25.00%	4	654,000.00	0.08	163,500.00	6.071	23.01	360	358	2	16.31	728
25.01% - 30.00%	4	917,400.00	0.11	229,350.00	5.133	27.10	360	358	2	0.00	738
30.01% - 35.00%	8	2,257,673.00	0.27	282,209.13	5.989	32.51	360	358	2	38.01	700
35.01% - 40.00%	15	5,168,900.00	0.63	344,593.33	5.630	37.77	360	358	2	26.83	722
40.01% - 45.00%	23	7,569,590.00	0.92	329,112.61	5.891	42.72	360	358	2	27.69	702
45.01% - 50.00%	25	8,608,550.00	1.05	344,342.00	5.871	47.85	360	357	3	30.77	731
50.01% - 55.00%	44	18,105,188.00	2.20	411,481.55	5.877	52.55	360	358	2	34.41	724
55.01% - 60.00%	58	21,715,250.00	2.64	374,400.86	5.793	58.18	360	358	2	33.47	709
60.01% - 65.00%	109	40,124,414.00	4.87	368,113.89	5.850	64.06	360	357	3	32.23	708
65.01% - 70.00%	188	52,646,981.00	6.39	280,037.13	6.146	69.25	360	357	3	37.11	703
70.01% - 75.00%	170	51,597,597.00	6.27	303,515.28	6.220	73.68	360	357	3	36.58	711
75.01% - 80.00%	1,958	537,391,461.00	65.26	274,459.38	6.131	79.80	359	357	3	37.74	704
80.01% - 85.00%	39	12,164,805.00	1.48	311,918.08	6.411	84.28	360	358	2	39.46	652
85.01% - 90.00%	156	39,312,558.00	4.77	252,003.58	6.742	89.59	360	358	2	41.07	671
90.01% - 95.00%	84	17,249,875.00	2.09	205,355.65	7.083	94.91	360	358	2	37.41	702
95.01% - 100.00%	26	5,935,582.00	0.72	228,291.62	6.431	99.83	360	358	2	38.90	726
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 10.61
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.05%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	6	1,679,500.00	0.20	279,916.67	6.819	16.46	360	357	3	19.73	657
20.01% - 25.00%	3	449,000.00	0.05	149,666.67	6.103	23.11	360	358	2	16.31	722
25.01% - 30.00%	3	364,400.00	0.04	121,466.67	4.956	27.29	360	357	3	0.00	727
30.01% - 35.00%	9	2,462,673.00	0.30	273,630.33	5.990	31.70	360	357	3	38.01	703
35.01% - 40.00%	13	3,772,900.00	0.46	290,223.08	5.812	36.79	360	358	2	21.73	721
40.01% - 45.00%	23	7,569,590.00	0.92	329,112.61	5.891	42.72	360	358	2	27.69	702
45.01% - 50.00%	24	8,028,550.00	0.97	334,522.92	5.861	47.27	360	357	3	33.57	728
50.01% - 55.00%	41	16,344,490.00	1.98	398,646.10	5.871	52.65	360	358	2	34.72	722
55.01% - 60.00%	48	17,844,200.00	2.17	371,754.17	5.735	58.24	360	358	2	33.36	710
60.01% - 65.00%	97	38,466,800.00	4.67	396,564.95	5.790	62.78	360	357	3	31.91	707
65.01% - 70.00%	93	30,140,551.00	3.66	324,091.95	5.977	69.11	360	357	3	36.92	709
70.01% - 75.00%	101	33,867,792.00	4.11	335,324.67	6.073	72.44	360	357	3	37.99	710
75.01% - 80.00%	460	140,279,374.00	17.03	304,955.16	6.110	78.76	358	355	3	37.07	708
80.01% - 85.00%	65	24,921,440.00	3.03	383,406.77	6.217	79.27	360	357	3	37.96	678
85.01% - 90.00%	379	109,810,261.00	13.33	289,736.84	6.437	81.89	360	358	2	38.04	694
90.01% - 95.00%	489	118,393,688.00	14.38	242,113.88	6.440	80.97	360	358	2	36.63	702
95.01% - 100.00%	1,063	268,704,115.00	32.63	252,779.04	6.085	80.17	360	358	2	38.52	704
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 10.61
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	1,106	$409,759,190.00	49.76%	370,487.51	5.980%	74.76%	360	357	3	38.02%	704
Georgia	659	128,700,179.00	15.63	195,296.17	6.005	79.28	360	358	2	35.01	716
Florida	257	53,873,683.00	6.54	209,625.23	6.648	79.99	360	358	2	36.20	702
New Jersey	151	49,104,615.00	5.96	325,196.13	6.473	77.83	353	351	2	37.91	692
New York	102	37,694,910.00	4.58	369,557.94	6.484	74.39	360	358	2	39.06	687
Nevada	83	20,485,478.00	2.49	246,812.99	6.142	77.95	360	357	3	38.04	705
Arizona	79	16,786,310.00	2.04	212,484.94	6.414	79.87	360	357	3	36.24	699
Washington	61	14,775,159.00	1.79	242,215.72	6.098	79.61	360	358	2	36.23	694
Colorado	52	13,838,570.00	1.68	266,126.35	6.533	77.46	360	357	3	38.03	704
Massachusetts	33	12,073,570.00	1.47	365,865.76	6.484	72.96	360	358	2	37.93	711
Michigan	37	7,620,987.00	0.93	205,972.62	6.580	79.05	360	357	3	41.79	701
Texas	40	6,132,558.00	0.74	153,313.95	6.600	78.17	360	357	3	39.47	692
Connecticut	20	6,131,310.00	0.74	306,565.50	6.223	67.33	360	358	2	34.77	693
Maryland	22	5,892,369.00	0.72	267,834.95	6.678	79.28	360	358	2	40.01	673
Virginia	22	5,784,863.00	0.70	262,948.32	6.379	79.10	360	357	3	35.66	697
South Carolina	26	5,482,486.00	0.67	210,864.85	6.610	67.93	360	357	3	28.86	704
North Carolina	25	4,899,610.00	0.59	195,984.40	6.527	76.80	360	357	3	37.33	684
Hawaii	10	3,283,400.00	0.40	328,340.00	6.176	79.43	360	357	3	35.50	707
Pennsylvania	16	2,899,360.00	0.35	181,210.00	6.573	78.91	360	358	2	39.16	696
Oregon	13	1,918,184.00	0.23	147,552.62	6.893	83.50	360	358	2	40.77	682
Illinois	9	1,908,021.00	0.23	212,002.33	7.214	81.42	360	358	2	39.66	722
New Mexico	13	1,764,462.00	0.21	135,727.85	6.503	79.98	360	357	3	37.26	709
Minnesota	9	1,740,650.00	0.21	193,405.56	6.778	79.52	360	356	4	39.54	694
Rhode Island	6	1,689,900.00	0.21	281,650.00	6.695	82.22	360	358	2	40.34	648
Ohio	13	1,469,150.00	0.18	113,011.54	6.662	79.81	360	358	2	35.26	684
Tennessee	7	1,350,900.00	0.16	192,985.71	6.098	79.36	360	357	3	31.36	731
Mississippi	10	1,099,150.00	0.13	109,915.00	6.490	74.76	360	358	2	36.67	717
Alabama	6	1,068,720.00	0.13	178,120.00	6.537	80.00	360	358	2	36.41	768
Maine	5	840,850.00	0.10	168,170.00	6.567	85.73	360	358	2	41.90	731
Indiana	4	559,725.00	0.07	139,931.25	6.879	86.73	360	357	3	43.33	666
Arkansas	2	518,320.00	0.06	259,160.00	5.932	74.13	360	355	5	47.64	703
Utah	4	395,550.00	0.05	98,887.50	6.567	69.70	360	358	2	27.69	692
Nebraska	3	318,100.00	0.04	106,033.33	6.359	76.79	360	356	4	41.20	727
Kentucky	3	293,550.00	0.04	97,850.00	6.669	75.87	360	358	2	46.11	699
South Dakota	2	265,475.00	0.03	132,737.50	6.427	78.27	360	356	4	42.29	697
Missouri	2	218,000.00	0.03	109,000.00	6.638	79.42	360	357	3	43.28	656
New Hampshire	1	205,200.00	0.02	205,200.00	6.750	90.00	360	358	2	33.83	663
Delaware	1	175,610.00	0.02	175,610.00	6.750	78.78	360	359	1	40.26	646
Wyoming	1	143,100.00	0.02	143,100.00	6.500	89.44	360	356	4	0.00	679
Iowa	1	117,600.00	0.01	117,600.00	6.500	80.00	360	356	4	43.66	726
Kansas	1	91,200.00	0.01	91,200.00	6.625	80.00	360	356	4	0.00	679
Idaho	1	87,350.00	0.01	87,350.00	6.375	69.98	360	358	2	38.48	755
Oklahoma	1	66,950.00	0.01	66,950.00	7.500	94.96	360	357	3	41.86	773
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	257	$100,661,992.00	12.22%	391,680.90	5.990%	72.93%	360	357	3	37.21%	709
South CA	849	309,097,198.00	37.53	364,072.08	5.976	75.36	360	357	3	38.27	702
States Not CA	1,813	413,765,134.00	50.24	228,221.25	6.332	78.15	359	357	2	36.63	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30349	39	$6,470,268.00	0.79%	165,904.31	6.067%	81.57%	360	358	2	37.42%	693
30319	12	4,618,056.00	0.56	384,838.00	5.391	75.79	360	358	2	30.69	733
30213	27	4,159,149.00	0.51	154,042.56	6.067	78.95	360	358	2	34.83	698
92336	12	4,003,100.00	0.49	333,591.67	5.810	80.00	360	357	3	38.03	694
92562	9	3,858,900.00	0.47	428,766.67	5.986	79.03	360	358	2	40.53	659
Other	2,820	800,414,851.00	97.19	283,835.05	6.165	76.38	360	357	3	37.36	704
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	2,042	$528,834,578.00	64.22%	258,978.74	6.172%	79.31%	359	357	3	37.76%	709
Refinance - Cashout	691	234,815,918.00	28.51	339,820.43	6.203	71.06	360	358	2	37.06	688
Refinance - Rate Term	186	59,873,828.00	7.27	321,902.30	5.839	72.55	360	357	3	34.41	718
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	1,171	$341,570,019.00	41.48%	291,690.88	6.124%	77.19%	359	356	3	37.33%	704
Full Documentation	693	178,888,752.00	21.72	258,136.73	5.955	78.29	360	358	2	36.72	717
Stated Documentation	524	148,677,083.00	18.05	283,734.89	6.349	77.50	360	358	2	38.01	686
No Income No Asset	302	82,038,721.00	9.96	271,651.39	6.245	69.15	360	357	3	0.00	703
No Ratio	229	72,349,749.00	8.79	315,937.77	6.313	74.69	360	357	3	0.00	705
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	1,534	$470,880,245.00	57.18%	306,962.35	6.112%	75.21%	359	357	2	37.52%	702
PUD	929	222,974,272.00	27.08	240,015.36	6.201	78.66	360	358	2	37.08	704
Condo	323	82,285,636.00	9.99	254,754.29	6.146	78.67	360	357	3	36.38	711
2-4 Family	133	47,384,171.00	5.75	356,271.96	6.415	74.77	360	357	3	38.10	699
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	2,309	$698,596,712.00	84.83%	302,553.79	6.086%	76.64%	360	357	2	30.38%	702
Non-Owner Occupied	471	91,732,859.00	11.14	194,761.91	6.516	74.81	360	357	3	30.32	717
Second Home	139	33,194,753.00	4.03	238,811.17	6.660	77.29	360	357	3	28.58	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	30.30%	704

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	695	$216,181,081.00	26.25%	311,051.92	6.389%	76.52%	358	356	3	38.50%	703
6	26	10,387,890.00	1.26	399,534.23	6.005	70.72	360	357	3	35.01	729
12	205	73,085,067.00	8.87	356,512.52	6.207	74.88	360	357	3	38.03	699
24	804	220,488,255.00	26.77	274,239.12	6.101	78.65	360	357	3	37.84	696
36	954	240,981,474.00	29.26	252,601.13	6.064	74.82	360	358	2	36.53	705
60	235	62,400,557.00	7.58	265,534.29	5.871	77.70	360	358	2	34.36	729
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704
wa Term: 22.647											

Prepayment Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	177	$62,194,251.00	7.55%	351,379.95	6.268%	75.40%	360	357	3	38.44%	695
12M	20	7,266,216.00	0.88	363,310.80	5.832	69.41	360	357	3	36.37	721
12S	8	3,624,600.00	0.44	453,075.00	5.916	77.04	360	357	3	33.07	721
24H	551	157,779,281.00	19.16	286,350.78	6.031	79.13	360	358	2	37.96	693
24M	227	54,443,124.00	6.61	239,837.55	6.281	78.16	360	357	3	38.01	701
24S	26	8,265,850.00	1.00	317,917.31	6.252	72.72	360	357	3	34.56	721
36H	788	193,328,647.00	23.48	245,340.92	6.056	74.91	360	358	2	36.64	704
36M	127	35,149,981.00	4.27	276,771.50	6.137	75.13	360	357	3	36.62	705
36S	39	12,502,846.00	1.52	320,585.79	5.988	72.49	360	357	3	34.83	723
60H	85	16,826,791.00	2.04	197,962.25	6.226	79.37	360	358	2	36.81	703
60M	31	6,238,734.00	0.76	201,249.48	6.349	79.57	360	357	3	38.28	712
60S	119	39,335,032.00	4.78	330,546.49	5.644	76.68	360	358	2	32.94	743
6H	12	4,188,990.00	0.51	349,082.50	6.143	69.51	360	357	3	38.54	736
6M	11	5,100,450.00	0.62	463,677.27	5.885	69.78	360	358	2	31.27	729
6S	3	1,098,450.00	0.13	366,150.00	6.041	79.70	360	357	3	43.25	701
No PPP	695	216,181,081.00	26.25	311,051.92	6.389	76.52	358	356	3	38.50	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Alterna Mortgage	13	$3,803,500.00	0.46%	292,576.92	7.271%	79.49%	360	359	1	38.29%	710
Avaris Capital	16	5,379,600.00	0.65	336,225.00	5.847	72.85	360	359	1	36.66	715
Equity Now, Inc.	20	10,261,250.00	1.25	513,062.50	6.488	66.38	360	357	3	39.53	686
Gateway Bank FSB	61	23,565,720.00	2.86	386,323.28	5.912	70.61	360	358	2	37.11	724
Heritage Plaza Mortgage, Inc.	23	5,917,750.00	0.72	257,293.48	6.011	72.44	360	356	4	43.43	706
Loan Center of California, Inc.	15	7,478,150.00	0.91	498,543.33	6.055	74.83	360	356	4	42.00	698
Mortgage Enterprise, Ltd.	10	3,613,150.00	0.44	361,315.00	6.971	79.74	360	356	4	43.39	701
Mylor Financial	1	398,000.00	0.05	398,000.00	7.300	80.00	360	358	2	49.28	659
Opteum	2,363	634,182,078.00	77.01	268,380.06	6.180	76.95	359	357	2	36.92	701
Pemmtek Mortgage Services	5	1,973,030.00	0.24	394,606.00	7.731	74.08	360	357	3	32.94	668
Provident Bank	163	61,016,875.00	7.41	374,336.66	5.988	76.32	360	357	3	37.77	708
Pro30 Funding	1	520,000.00	0.06	520,000.00	7.850	80.00	360	355	5	0.00	702
Quicken Loans	60	12,039,025.00	1.46	200,650.42	6.520	77.67	360	356	4	43.61	695
Quicken Loans, Inc.	1	152,000.00	0.02	152,000.00	6.375	80.00	360	354	6	42.60	667
Realty Mortgage Corp	60	15,420,455.00	1.87	257,007.58	5.557	76.24	360	355	5	37.12	722
Shearson Mortgage	6	1,999,800.00	0.24	333,300.00	6.209	76.07	360	356	4	40.17	704
Stearns Lending, Inc.	80	29,325,221.00	3.56	366,565.26	5.969	74.64	360	356	4	38.85	723
Sun West Mortgage Co.	21	6,478,720.00	0.79	308,510.48	6.125	78.70	360	357	3	43.57	721
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.05%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.38	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	74	25,552,385.00	4.32	345,302.50	4.902	75.13	360	357	3	35.40	731
5.001% - 5.500%	291	84,722,907.00	14.32	291,144.01	5.357	75.81	360	358	2	35.66	723
5.501% - 6.000%	658	197,907,807.00	33.46	300,771.74	5.834	76.88	360	357	3	37.91	710
6.001% - 6.500%	566	155,012,592.00	26.21	273,873.84	6.308	78.49	360	357	3	38.11	693
6.501% - 7.000%	324	80,574,785.00	13.62	248,687.61	6.797	80.59	360	358	2	38.48	681
7.001% - 7.500%	118	29,164,176.00	4.93	247,154.03	7.288	81.94	360	358	2	38.20	687
7.501% - 8.000%	41	11,064,325.00	1.87	269,861.59	7.779	85.16	360	357	3	38.99	664
8.001% - 8.500%	16	3,419,232.00	0.58	213,702.00	8.280	84.28	360	358	2	34.77	679
8.501% - 9.000%	3	882,600.00	0.15	294,200.00	8.704	80.46	360	358	2	46.30	674
9.001% - 9.500%	2	272,200.00	0.05	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	1	400,000.00	0.07	400,000.00	9.875	94.12	360	359	1	45.16	609
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 3.875%
Maximum: 9.875%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	9	$7,779,050.00	3.35%	864,338.89	4.940%	61.56%	316	315	2	31.60%	743
5.001% - 5.500%	28	13,186,400.00	5.68	470,942.86	5.401	61.90	360	358	2	31.17	733
5.501% - 6.000%	190	68,762,767.00	29.64	361,909.30	5.863	68.87	360	358	2	35.43	720
6.001% - 6.500%	315	80,371,696.00	34.64	255,148.24	6.347	74.75	360	357	3	38.08	705
6.501% - 7.000%	166	38,953,033.00	16.79	234,656.83	6.774	76.75	360	357	3	38.27	688
7.001% - 7.500%	68	14,798,377.00	6.38	217,623.19	7.292	75.21	360	357	3	34.53	691
7.501% - 8.000%	32	6,707,669.00	2.89	209,614.66	7.765	81.67	360	357	3	42.22	689
8.001% - 8.500%	7	1,235,839.00	0.53	176,548.43	8.294	78.62	360	357	3	29.54	662
8.501% - 9.000%	1	212,000.00	0.09	212,000.00	8.625	80.00	360	357	3	0.00	638
Total:	816	$232,006,831.00	100.00%	284,322.10	6.288%	72.42%	359	356	2	36.58%	708

Minimum: 4.750%
Maximum: 8.625%

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 1.250%	1	$150,400.00	0.03%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 2.250%	950	243,568,966.00	41.18	256,388.39	6.008	77.25	360	358	2	36.43	717
2.251% - 2.500%	121	37,825,657.00	6.39	312,608.74	6.075	77.40	360	357	3	38.31	697
2.501% - 2.750%	115	35,262,795.00	5.96	306,633.00	6.198	78.01	360	357	3	36.39	696
2.751% - 3.000%	448	137,991,347.00	23.33	308,016.40	6.012	78.51	360	358	2	38.67	699
3.001% - 3.250%	210	52,967,807.00	8.95	252,227.65	6.061	76.33	360	357	3	35.72	705
3.251% - 3.500%	23	9,910,400.00	1.68	430,886.96	6.174	74.83	360	356	4	40.38	696
3.501% - 3.750%	41	14,747,129.00	2.49	359,686.07	6.253	76.72	360	357	3	36.14	700
3.751% - 4.000%	11	4,273,455.00	0.72	388,495.91	6.730	75.76	360	357	3	47.43	692
4.001% - 4.250%	6	2,016,000.00	0.34	336,000.00	6.645	80.00	360	357	3	39.50	704
4.251% - 4.500%	5	1,906,000.00	0.32	381,200.00	5.426	79.82	360	357	3	36.25	692
4.501% - 4.750%	3	1,194,800.00	0.20	398,266.67	5.671	80.76	360	357	3	47.75	648
4.751% - 5.000%	18	5,116,000.00	0.86	284,222.22	6.415	79.80	360	357	3	40.94	701
5.001% - 5.250%	18	6,043,067.00	1.02	335,725.94	6.098	82.00	360	358	2	39.67	654
5.251% - 5.500%	21	6,731,300.00	1.14	320,538.10	6.325	79.82	360	358	2	39.73	646
5.501% - 5.750%	22	6,112,900.00	1.03	277,859.09	6.512	83.00	360	357	3	41.47	659
5.751% - 6.000%	29	9,043,965.00	1.53	311,860.86	6.876	86.77	360	357	3	42.18	635
6.001% - 6.250%	13	3,753,250.00	0.63	288,711.54	6.998	86.95	360	358	2	39.07	632
6.251% - 6.500%	13	3,149,155.00	0.53	242,242.69	7.170	84.17	360	358	2	37.65	640
6.501% - 6.750%	20	5,146,000.00	0.87	257,300.00	7.039	86.70	360	357	3	40.61	630
6.751% - 7.000%	8	2,444,500.00	0.41	305,562.50	7.532	86.55	360	357	3	42.97	634
7.001% - 7.250%	4	1,570,000.00	0.27	392,500.00	8.268	88.86	360	358	2	47.04	623
7.251% - 7.500%	1	219,600.00	0.04	219,600.00	7.875	90.00	360	357	3	37.91	632
7.501% - 7.750%	1	207,000.00	0.03	207,000.00	8.750	89.95	360	359	1	49.99	636
8.251% - 8.500%	1	166,000.00	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 1.250%
Maximum: 8.400%
Weighted Average: 2.923%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 2.000%	1	$150,400.00	0.03%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 3.000%	1,634	454,648,765.00	76.86	278,242.82	6.029	77.70	360	358	2	37.27	708
3.001% - 4.000%	285	81,898,791.00	13.85	287,364.18	6.144	76.19	360	357	3	36.72	702
4.001% - 5.000%	19	6,059,400.00	1.02	318,915.79	6.575	79.47	360	357	3	39.20	712
5.001% - 6.000%	24	7,708,500.00	1.30	321,187.50	5.663	81.26	360	357	3	40.79	666
6.001% - 7.000%	100	29,962,537.00	5.07	299,625.37	6.611	83.51	360	358	2	40.76	643
7.001% - 8.000%	36	9,978,600.00	1.69	277,183.33	7.481	87.51	360	358	2	40.92	633
8.001% - 9.000%	2	544,500.00	0.09	272,250.00	8.378	89.98	360	359	1	47.42	611
9.001% - 10.000%	2	566,000.00	0.10	283,000.00	9.736	95.84	360	358	2	45.97	601
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 1.250%
Maximum: 9.875%
Weighted Average: 2.990%

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	25	$9,762,884.00	1.65%	390,515.36	4.926%	74.45%	360	358	2	35.42%	748
10.001% - 11.000%	448	125,871,040.00	21.28	280,962.14	5.588	76.60	360	357	3	36.80	715
11.001% - 12.000%	985	274,382,700.00	46.39	278,561.12	5.973	77.39	360	357	3	37.16	708
12.001% - 13.000%	535	150,852,623.00	25.50	281,967.52	6.578	79.51	360	357	3	38.88	683
13.001% - 14.000%	93	24,944,888.00	4.22	268,224.60	7.546	84.28	360	358	2	38.71	672
14.001% - 15.000%	8	2,348,400.00	0.40	293,550.00	7.899	82.88	360	358	2	45.98	645
15.001% - 16.000%	3	672,200.00	0.11	224,066.67	9.639	95.71	360	358	2	45.97	613
16.001% - 17.000%	1	676,000.00	0.11	676,000.00	4.875	80.00	360	355	5	0.00	659
17.001% - 18.000%	2	1,269,250.00	0.21	634,625.00	5.804	76.05	360	355	5	0.00	705
18.001% - 19.000%	3	737,508.00	0.12	245,836.00	6.537	75.56	360	356	4	45.52	672
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 9.750%
Maximum: 18.625%
Weighted Average: 11.730%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	20	$7,180,801.00	1.21%	359,040.05	5.181%	77.99%	360	355	5	31.82%	713
2005-11-01	22	6,636,576.00	1.12	301,662.55	5.688	74.10	360	356	4	39.39	711
2005-12-01	32	10,479,325.00	1.77	327,478.91	6.029	79.02	360	357	3	36.01	713
2006-01-01	13	5,245,733.00	0.89	403,517.92	5.867	66.23	360	358	2	31.91	706
2006-02-01	1	447,200.00	0.08	447,200.00	5.250	80.00	360	359	1	31.31	733
2006-03-01	2	337,600.00	0.06	168,800.00	4.458	80.00	360	354	6	25.57	715
2007-04-01	31	8,974,425.00	1.52	289,497.58	6.146	78.62	360	355	5	40.20	690
2007-05-01	68	19,006,009.00	3.21	279,500.13	6.277	77.30	360	356	4	41.04	684
2007-06-01	263	74,550,043.00	12.60	283,460.24	6.158	78.63	360	357	3	38.36	686
2007-07-01	274	77,180,341.00	13.05	281,680.08	6.180	80.10	360	358	2	39.17	685
2007-08-01	171	50,510,139.00	8.54	295,380.93	6.192	80.68	360	359	1	39.00	689
2008-04-01	12	3,072,007.00	0.52	256,000.58	5.921	77.25	360	355	5	39.93	735
2008-05-01	37	12,564,850.00	2.12	339,590.54	6.097	76.06	360	356	4	39.13	712
2008-06-01	52	17,930,205.00	3.03	344,811.63	6.184	76.36	360	357	3	39.69	702
2008-07-01	37	9,073,356.00	1.53	245,225.84	6.001	78.63	360	358	2	38.44	694
2008-08-01	17	3,885,204.00	0.66	228,541.41	5.981	78.52	360	359	1	34.46	705
2010-03-01	2	511,600.00	0.09	255,800.00	5.936	78.71	360	354	6	42.60	695
2010-04-01	27	5,964,671.00	1.01	220,913.74	6.063	77.50	360	355	5	40.96	720
2010-05-01	95	29,616,777.00	5.01	311,755.55	6.202	77.21	360	356	4	37.07	704
2010-06-01	346	94,827,088.00	16.03	274,066.73	6.068	77.01	360	357	3	37.25	713
2010-06-30	1	449,000.00	0.08	449,000.00	5.875	68.57	360	358	2	39.39	683
2010-07-01	280	69,627,678.00	11.77	248,670.28	6.161	78.25	360	358	2	35.97	709
2010-08-01	202	48,776,301.00	8.25	241,466.84	6.221	78.54	360	359	1	36.88	706
2012-05-01	4	1,285,800.00	0.22	321,450.00	5.671	68.94	360	356	4	35.33	720
2012-06-01	31	10,954,400.00	1.85	353,367.74	5.637	75.07	360	357	3	34.17	734
2012-07-01	13	6,080,706.00	1.03	467,746.62	6.092	72.10	360	358	2	36.40	735
2012-08-01	16	4,872,200.00	0.82	304,512.50	5.618	81.09	360	359	1	36.29	724
2015-06-01	22	7,770,158.00	1.31	353,189.00	5.687	75.07	360	357	3	28.97	760
2015-07-01	10	3,169,800.00	0.54	316,980.00	5.676	73.87	360	358	2	31.48	743
2015-08-01	2	537,500.00	0.09	268,750.00	5.413	68.69	360	359	1	23.04	737
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20090127

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	83	$27,242,585.00	4.61%	328,223.92	5.735%	76.06%	360	357	3	34.41%	714
1.500%	3	882,500.00	0.15	294,166.67	6.321	76.07	360	357	3	33.93	651
2.000%	48	16,135,259.00	2.73	336,151.23	5.979	77.47	360	357	3	39.72	712
3.000%	888	252,509,500.00	42.69	284,357.55	6.181	79.26	360	358	2	38.92	687
5.000%	885	226,016,694.00	38.21	255,386.09	6.162	78.08	360	358	2	36.75	707
6.000%	196	68,730,955.00	11.62	350,668.14	5.814	74.43	360	357	3	35.79	733
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.991%

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	2,102	$590,997,493.00	99.91%	281,159.61	6.104%	78.04%	360	357	3	37.58%	702
2.000%	1	520,000.00	0.09	520,000.00	7.850	80.00	360	355	5	0.00	702
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	7	$1,710,568.00	0.21%	244,366.86	6.876%	90.63%	360	356	4	40.19%	689
MGIC	6	1,326,100.00	0.16	221,016.67	6.389	90.08	360	357	3	41.76	694
MI (Company Unknown at Bid)	1	114,000.00	0.01	114,000.00	7.375	95.00	360	359	1	32.66	735
No MI	2,724	782,510,541.00	95.02	287,265.25	6.130	75.63	360	357	3	37.32	703
PMI Mortgage Insurance	46	10,789,013.00	1.31	234,543.76	6.823	91.34	360	358	2	39.11	711
Radian Guaranty	20	4,116,453.00	0.50	205,822.65	6.693	89.10	360	358	2	39.60	681
Republic Mortgage Insurance	1	153,800.00	0.02	153,800.00	7.375	95.00	360	356	4	0.00	655
Triad Guaranty Insurance Co.	4	913,956.00	0.11	228,489.00	6.716	95.18	360	358	2	40.21	689
United Guaranty	110	21,889,893.00	2.66	198,999.03	6.572	93.47	360	358	2	36.37	719
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
24	9	$2,728,017.00	0.33%	303,113.00	6.412%	80.08%	360	356	4	41.18%	710
36	22	7,859,300.00	0.95	357,240.91	6.295	78.56	360	357	3	39.36	682
60	277	93,328,226.00	11.33	336,925.00	6.240	78.85	360	357	3	39.12	684
84	16	5,792,150.00	0.70	362,009.38	5.699	74.34	360	357	3	35.39	724
120	2,595	713,816,631.00	86.68	275,073.85	6.147	76.13	360	357	2	37.01	706
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
1,071,738,004.44

FICO Low	FICO High	LTV	Bal	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
0	499	> 65%															
500	524	> 65%	255,122.10	255,122.10	0.02%	8.950	0.00	524	31.83	80.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00
525	549	> 65%	461,844.69	230,922.34	0.04%	8.212	0.00	544	43.67	80.84	75.17	0.00	100.00	24.83	0.00	75.17	0.00
550	574	> 65%	1,114,888.64	278,722.16	0.10%	6.713	0.00	562	39.96	74.96	100.00	0.00	100.00	0.00	0.00	100.00	0.00
575	599	> 70%	12,096,402.64	241,928.05	1.13%	6.957	0.00	588	41.89	84.85	62.05	8.70	96.71	29.98	0.00	70.02	37.62
600	624	> 70%	36,232,635.97	287,560.60	3.38%	6.736	0.54	615	40.39	83.72	69.10	13.93	92.80	28.39	0.00	53.47	57.40
625	649	> 70%	90,569,903.05	242,814.75	8.45%	6.599	3.29	638	39.58	81.06	61.26	25.80	87.84	21.29	0.00	29.19	75.48
650	674	> 80%	18,723,299.93	237,003.80	1.75%	6.831	44.82	662	39.56	89.63	50.16	21.44	85.91	19.42	0.00	51.46	69.10
675	699	> 80%	15,707,021.24	234,433.15	1.47%	6.677	71.76	687	40.65	90.58	52.52	27.88	74.51	24.96	0.00	30.39	67.73
700	724	> 80%	15,923,442.01	227,477.74	1.49%	6.618	68.96	713	39.67	91.36	38.04	34.60	79.02	30.68	0.00	27.21	72.09
725	749	> 85%	8,225,299.28	200,617.06	0.77%	6.772	77.63	738	39.63	93.32	21.41	37.77	68.38	37.91	0.00	22.90	68.24
750	774	> 85%	5,224,048.02	174,134.93	0.49%	6.781	79.71	761	32.35	92.32	44.77	32.97	64.02	38.12	0.00	22.43	75.17
775	799	> 85%	4,769,826.50	198,742.77	0.45%	6.473	96.01	785	38.06	93.99	38.88	51.32	65.98	45.00	0.00	14.99	84.31
800	max	> 85%	901,867.60	180,373.52	0.08%	6.477	100.00	804	36.46	93.05	83.89	16.11	74.51	16.11	0.00	25.49	87.29

LTV Low	LTV High	DTI		Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	945,221.92	189,044.38	0.09%	5.962	0.00	650	53.42	61.80	100.00	0.00	91.11	91.11	0.00	0.00	33.69
65%	69%	> 50%	2,132,366.91	236,929.66	0.20%	6.109	0.00	696	55.88	68.67	93.77	6.23	61.25	48.77	0.00	6.62	41.05
70%	74%	> 50%	2,409,696.45	267,744.05	0.22%	5.987	0.00	680	55.50	71.98	48.67	27.65	87.29	52.81	0.00	0.00	85.00
75%	79%	> 50%	7,780,865.50	324,202.73	0.73%	6.315	0.00	712	56.35	77.62	37.60	1.40	70.60	35.21	0.00	10.91	49.21
80%	84%	> 50%	9,654,553.40	268,182.04	0.90%	6.400	0.00	685	54.03	80.61	50.96	25.53	85.60	33.33	0.00	27.78	55.15
85%	89%	> 50%	3,198,720.82	399,840.10	0.30%	6.903	0.00	655	53.59	86.57	70.08	0.00	100.00	56.86	0.00	43.14	45.08
90%	94%	> 50%	2,044,665.92	227,185.10	0.19%	7.289	9.98	669	55.76	90.50	27.58	9.98	47.84	17.97	0.00	72.05	8.36
95%	99%	> 50%	246,905.83	123,452.92	0.02%	7.310	51.15	694	53.41	95.00	100.00	0.00	48.85	100.00	0.00	0.00	0.00
100%	max	> 50%	192,500.00	192,500.00	0.02%	7.000	100.00	694	51.66	100.00	100.00	0.00	100.00	100.00	0.00	0.00	100.00

DTI Low	DTI High	FICO		Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525															
25%	29%	< 550	114,659.77	114,659.77	0.01%	8.400	0.00	533	28.27	70.24	0.00	0.00	100.00	100.00	0.00	0.00	0.00
30%	34%	< 575	486,765.22	243,382.61	0.05%	7.784	0.00	540	32.37	82.38	100.00	0.00	100.00	0.00	0.00	100.00	0.00
35%	39%	< 600	2,926,369.04	243,864.09	0.27%	6.914	0.00	583	36.97	78.11	60.64	13.47	100.00	40.69	0.00	59.31	27.47
40%	44%	< 625	16,415,303.09	303,987.09	1.53%	6.647	0.68	607	42.18	81.33	75.72	5.51	93.97	19.75	0.00	59.08	59.87
45%	49%	< 650	23,796,323.51	283,289.57	2.22%	6.869	0.50	621	47.75	82.31	67.15	17.91	95.95	27.52	0.00	69.11	50.82
50%	54%	< 675	9,206,708.55	278,991.17	0.86%	6.748	0.00	630	52.02	77.99	77.73	1.18	87.07	48.58	0.00	35.70	22.93
55%	max	< 700	4,889,181.68	287,598.92	0.46%	6.249	0.00	642	58.94	75.38	35.54	29.01	91.96	24.39	0.00	30.45	58.71

LIMITED AND STATED DOC

FICO Low	FICO High		Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
N/A																			
500	524	255,122.10	255,122.10	0.02%	8.950	0.00	524	31.83	80.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
525	549	347,184.92	347,184.92	0.03%	8.150	0.00	547	48.76	84.34	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
550	574	1,114,888.64	278,722.16	0.10%	6.713	0.00	562	39.96	74.96	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	23.38	0.00
575	599	9,531,638.51	244,400.99	0.89%	7.090	0.00	589	43.01	81.24	54.14	11.81	96.76	0.00	0.00	100.00	35.26	14.60	2.81	2.67
600	624	21,701,184.31	285,541.90	2.02%	6.855	0.00	613	41.43	82.98	74.50	6.11	89.89	0.00	0.00	100.00	49.46	20.93	20.29	6.82
625	649	32,832,608.00	260,576.25	3.06%	6.689	0.00	637	39.09	78.57	55.13	20.56	85.14	0.00	0.00	100.00	60.30	29.12	16.17	9.67
650	674	44,528,383.16	276,573.81	4.15%	6.516	4.58	662	39.33	77.80	56.29	18.94	85.41	0.00	0.00	100.00	70.50	47.78	10.17	8.62
675	699	43,664,029.19	283,532.66	4.07%	6.276	3.91	687	39.05	75.99	67.42	15.09	86.93	0.00	0.00	100.00	67.07	52.55	14.72	6.49
700	724	30,716,240.54	262,531.97	2.87%	6.164	3.80	711	38.18	77.61	63.62	16.09	85.50	0.00	0.00	100.00	67.60	52.55	13.23	2.09
725	749	19,998,567.65	246,895.90	1.87%	6.057	3.89	736	37.26	74.84	65.35	14.47	85.48	0.00	0.00	100.00	71.42	56.63	8.55	4.25
750	774	18,179,691.18	302,994.85	1.70%	5.995	0.61	762	35.09	73.40	61.46	21.83	79.76	0.00	0.00	100.00	70.65	68.47	3.44	9.40
775	799	9,321,769.28	251,939.71	0.87%	6.118	7.67	784	33.73	71.05	63.53	13.97	63.97	0.00	0.00	100.00	61.62	60.61	5.49	12.17
800	max	734,009.50	244,669.83	0.07%	6.487	31.32	802	36.60	86.43	31.32	0.00	68.68	0.00	0.00	100.00	64.67	33.35	0.00	31.32

IO LOANS

FICO Low	FICO High		Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																		
525	549																		
550	574																		
575	599	5,273,850.00	263,692.50	0.49%	6.895	0.00	588	39.00	82.06	64.80	4.84	100.00	36.27	0.00	63.73	100.00	27.58	0	5.81
600	624	23,932,650.00	291,861.59	2.23%	6.677	0.35	614	39.70	80.91	75.33	15.00	96.68	26.94	0.00	44.85	100.00	38.23	9.499157009	6.66
625	649	82,413,011.00	255,148.64	7.69%	6.498	2.88	638	39.08	77.23	58.47	29.06	88.65	18.81	0.00	24.02	100.00	42.04	4.622935085	9.10
650	674	132,364,990.00	278,077.71	12.35%	6.340	5.48	663	38.61	77.34	58.63	25.97	86.70	13.02	0.00	23.72	100.00	54.01	5.666641912	6.56
675	699	163,078,373.00	284,108.66	15.22%	6.186	5.42	687	37.71	76.62	53.22	30.18	85.38	16.23	0.00	17.96	100.00	51.69	7.039903446	5.75
700	724	137,054,522.00	300,558.16	12.79%	6.057	6.62	712	37.20	75.88	58.80	24.40	84.79	16.95	0.00	15.15	100.00	55.89	4.395878306	5.27
725	749	115,544,668.00	272,511.01	10.78%	5.965	4.57	736	36.64	76.23	53.58	29.87	80.55	24.55	0.00	12.36	100.00	48.58	3.276784698	6.81
750	774	96,153,884.00	291,375.41	8.97%	5.938	3.45	762	36.29	74.91	58.17	28.09	82.25	32.05	0.00	13.36	100.00	48.09	2.255239112	6.19
775	799	57,200,016.00	293,333.42	5.34%	5.919	6.70	785	33.53	75.38	55.22	26.98	81.21	43.92	0.00	10.04	100.00	42.68	1.13811157	8.16
800	max	10,508,360.00	269,445.13	0.98%	5.857	9.24	807	34.48	74.37	65.11	11.36	78.95	36.18	0.00	4.52	100.00	50.76	0	6.55

OPMAC05_4

Total UPB $ 1,071,738,004.44

Zip	UPB		% of Total UPB
28214	$	298,916.00	0.028%
28215	$	184,194.07	0.017%
28216	$	624,802.00	0.058%
28273	$	148,224.00	0.014%
44105	$	52,566.44	0.005%
44108	$	70,400.00	0.007%
44112	$	49,681.60	0.005%
44123	$	211,920.00	0.020%
44128	$	233,320.21	0.022%
44134	$	60,000.00	0.006%
44137	$	182,400.00	0.017%
44138	$	127,000.00	0.012%
44144	$	86,000.00	0.008%
44147	$	247,933.88	0.023%
29229	$	112,450.00	0.010%
43206	$	74,570.62	0.007%
43235	$	172,700.00	0.016%
32118	$	312,000.00	0.029%
48219	$	131,575.00	0.012%
48221	$	100,700.00	0.009%
48225	$	46,224.26	0.004%
48507	$	117,820.91	0.011%
29605	$	106,150.00	0.010%
46208	$	46,390.92	0.004%
44905	$	62,551.56	0.006%
29579	$	866,253.63	0.081%
29588	$	315,525.00	0.029%
14610	$	164,450.00	0.015%
61103	$	82,650.00	0.008%
51104	$	117,600.00	0.011%
44035	$	112,200.00	0.010%
44052	$	113,050.00	0.011%
45502	$	97,000.00	0.009%

OPMAC05-4
All records

MI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	14	2,698,357	0.25%	192,739.78	7.000%	91.48%	360	356	4	39.12%	695
MGIC	8	1,828,516	0.17	228,564.54	6.488	89.85	360	357	3	38.60	691
MI (Company Unknown at Bid)	1	114,000	0.01	114,000.00	7.375	95.00	360	359	1	32.66	735
No MI	3,740	1,021,701,448	95.33	273,182.21	6.177	74.75	357	354	3	37.72	700
PMI Mortgage Insurance	65	13,992,102	1.31	215,263.11	6.885	91.28	360	358	2	39.15	711
Radian Guaranty	29	5,251,765	0.49	181,095.33	6.876	89.35	358	356	2	39.56	682
Republic Mortgage Insurance	3	489,246	0.05	163,082.00	7.690	91.54	360	358	2	0.00	719
Triad Guaranty Insurance Co.	8	1,468,646	0.14	183,580.70	6.977	94.59	360	358	2	42.26	709
United Guaranty	127	24,193,925	2.26	190,503.35	6.617	93.54	360	358	2	36.29	718
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

NORTHERN ROCK
DEALNME OPMAC05-4

IOs

IO Term Distribution

IO Terms	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
24	9	2,728,017.00	0.33	303,113.00	6.412	80.08	710	14.66
36	22	7,859,300.00	0.95	357,240.91	6.295	78.56	682	17.76
60	277	93,328,226.00	11.33	336,925.00	6.240	78.85	684	22.24
84	16	5,792,150.00	0.70	362,009.38	5.699	74.34	724	15.01
120	2595	713,816,631.00	86.68	275,073.85	6.147	76.13	706	21.78
Total:	**2919**	**823,524,324.00**	**100.00**	**282,125.50**	**6.16**	**76.46**	**704**	**21.72**

FICO Distribution

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
561 - 580	4	1,085,150.00	0.13	271,287.50	6.121	74.64	580	73.39
581 - 600	19	4,991,400.00	0.61	262,705.26	6.904	83.05	592	29.32
601 - 620	42	12,749,370.00	1.55	303,556.43	6.750	82.97	609	40.50
621 - 640	221	57,919,335.00	7.03	262,078.44	6.577	77.58	631	19.04
641 - 660	322	84,630,627.00	10.28	262,828.03	6.383	78.92	651	15.21
661 - 680	430	123,977,863.00	15.05	288,320.61	6.266	77.44	671	15.53
681 - 700	459	127,628,437.00	15.50	278,057.60	6.187	76.55	690	14.94
701 - 720	350	107,761,066.00	13.09	307,888.76	6.069	75.37	710	14.36
721 - 740	359	102,148,447.00	12.40	284,536.06	5.967	76.12	730	24.16
741 - 760	298	77,914,837.00	9.46	261,459.18	5.980	76.60	750	25.53
761 - 780	238	69,737,545.00	8.47	293,014.89	5.920	74.64	769	37.82
781 - 800	142	43,380,487.00	5.27	305,496.39	5.921	75.16	788	44.64
801 - 820	35	9,599,760.00	1.17	274,278.86	5.872	74.03	808	35.97
Total:	**2919**	**823,524,324.00**	**100.00**	**282,125.50**	**6.157**	**76.46**	**704**	**21.72**

WA FICO	**704**
Min FICO	**580**
Max FICO	**816**

LTV Distribution

LTV	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
less than 50.00	87	27,280,613.00	3.31	313,570.26	5.887	39.45	715	9.56
50.01 - 55.00	44	18,105,188.00	2.20	411,481.55	5.877	52.55	724	22.73
55.01 - 60.00	58	21,715,250.00	2.64	374,400.86	5.793	58.18	709	17.01
60.01 - 65.00	109	40,124,414.00	4.87	368,113.89	5.850	64.06	708	15.66
65.01 - 70.00	188	52,646,981.00	6.39	280,037.13	6.146	69.25	703	14.23
70.01 - 75.00	170	51,597,597.00	6.27	303,515.28	6.220	73.68	711	22.59
75.01 - 80.00	1958	537,391,461.00	65.26	274,459.38	6.131	79.80	704	22.54
80.01 - 85.00	39	12,164,805.00	1.48	311,918.08	6.411	84.28	652	21.99
85.01 - 90.00	156	39,312,558.00	4.77	252,003.58	6.742	89.59	671	21.46
90.01 - 95.00	84	17,249,875.00	2.09	205,355.65	7.083	94.91	702	30.31
95.01 - 100.00	26	5,935,582.00	0.72	228,291.62	6.431	99.83	726	93.87
Total:	**2919**	**823,524,324.00**	**100.00**	**282,125.50**	**6.157**	**76.46**	**704**	**21.72**

WA OLTV	**76.46**
Min OLTV	**10.61**
Max OLTV	**100.00**

UPB

UPB	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
1. - 50,000.	7	306,274.00	0.04	43,753.43	6.834	52.12	724	16.32
50,001. - 100,000.	166	14,168,216.00	1.72	85,350.70	6.476	72.77	701	26.56
100,001. - 150,000.	552	70,364,997.00	8.54	127,472.82	6.443	78.47	707	29.83
150,001. - 200,000.	453	78,715,125.00	9.56	173,764.07	6.314	78.74	702	28.46
200,001. - 250,000.	375	84,557,002.00	10.27	225,485.34	6.145	77.49	699	23.62
250,001. - 300,000.	340	93,650,768.00	11.37	275,443.44	6.108	77.06	701	19.03
300,001. - 350,000.	248	80,673,073.00	9.80	325,294.65	6.086	78.34	700	21.13
350,001. - 400,000.	201	75,574,233.00	9.18	375,991.21	6.161	77.65	695	16.04
400,001. - 450,000.	170	72,367,660.00	8.79	425,692.12	6.051	78.79	701	21.97
450,001. - 500,000.	136	64,633,097.00	7.85	475,243.36	6.142	77.35	706	25.71
500,001. - 550,000.	67	35,053,244.00	4.26	523,182.75	6.009	77.40	708	18.38
550,001. - 600,000.	45	25,837,186.00	3.14	574,159.69	6.092	76.84	709	22.57
600,001. - 650,000.	70	44,374,210.00	5.39	633,917.29	6.147	73.39	706	9.93
650,001. - 700,000.	16	10,781,150.00	1.31	673,821.88	5.887	72.68	693	25.45
700,001. - 750,000.	17	12,426,400.00	1.51	730,964.71	6.041	73.06	732	17.66
750,001. - 800,000.	6	4,631,850.00	0.56	771,975.00	6.208	73.96	724	32.83
800,001. - 850,000.	7	5,820,500.00	0.71	831,500.00	5.854	69.91	721	14.60
850,001. - 900,000.	9	7,891,000.00	0.96	876,777.78	6.083	73.77	719	11.15
900,001. - 950,000.	6	5,602,700.00	0.68	933,783.33	6.249	75.80	688	0.00
950,001. - 1,000,000.	11	10,907,989.00	1.32	991,635.36	6.512	63.91	714	18.17
1,000,001. - 1,250,000.	4	4,280,100.00	0.52	1,070,025.00	5.797	63.73	736	26.17
1,250,001. - 1,500,000.	5	6,815,000.00	0.83	1,363,000.00	6.038	54.62	694	20.03
1,500,001. - 1,750,000.	3	4,793,300.00	0.58	1,597,766.67	5.728	45.45	743	34.88
1,750,001. - 2,000,000.	5	9,299,250.00	1.13	1,859,850.00	5.727	62.48	736	20.43
Total:	**2919**	**823,524,324.00**	**100.00**	**282,125.50**	**6.157**	**76.46**	**704**	**21.72**

Ave UPB	**282,125.50**
Min UPB	**40,000.00**
Max UPB	**2,000,000.00**

Geographic Distribution

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
California	1106	409,759,190.00	49.76	370,487.51	5.980	74.76	704	12.22
Georgia	659	128,700,179.00	15.63	195,296.17	6.005	79.28	716	51.54
Florida	257	53,873,683.00	6.54	209,625.23	6.648	79.99	702	20.88
New Jersey	151	49,104,615.00	5.96	325,196.13	6.473	77.83	692	24.26
New York	102	37,694,910.00	4.58	369,557.94	6.484	74.39	687	18.53
Other	644	144,391,747.00	17.53	224,210.79	6.418	77.54	699	22.39
Total:	**2919**	**823,524,324.00**	**100.00**	**282,125.50**	**6.157**	**76.46**	**704**	**21.72**

Documentation Distribution

DocType	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
Full	693	178888752	21.7223398	258136.7273	5.955040363	78.2887578	717	100
No Income No Asset	302	82038721	9.961906238	271651.394	6.245415157	69.15068749	703	0
No Ratio	229	72349749	8.78538094	315937.7686	6.313182759	74.69374814	705	0
Stated Doc	524	148677083	18.05375733	283734.8912	6.348689633	77.50003323	686	0
Stated Income Full Asset	1,171	341570019	41.47661569	291690.8787	6.124318411	77.18568544	704	0
Total:	**2919**	**823,524,324.00**	**100.00**	**282,125.50**	**6.157**	**76.46**	**704**	**21.72**

DTI Distribution

DTI	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
<= 0.00	532	154,828,470.00	18.80	291,030.96	6.28	71.77	704	0.28
2.01 - 4.00	1	352,000.00	0.04	352,000.00	5.75	80.00	687	0.00
4.01 - 6.00	2	694,365.00	0.08	347,182.50	5.98	79.27	785	13.01
6.01 - 8.00	3	834,541.00	0.10	278,180.33	6.11	78.92	748	0.00
8.01 - 10.00	4	1,040,840.00	0.13	260,210.00	6.63	79.19	762	52.95
10.01 - 12.00	5	586,962.00	0.07	117,392.40	6.95	84.36	702	67.78
12.01 - 14.00	13	3,352,662.00	0.41	257,897.08	5.77	68.80	705	45.04
14.01 - 16.00	11	3,479,505.00	0.42	316,318.64	5.97	69.09	728	32.84
16.01 - 18.00	20	5,484,103.00	0.67	274,205.15	5.89	76.96	733	61.87
18.01 - 20.00	28	8,946,746.00	1.09	319,526.64	6.18	67.77	710	25.14
20.01 - 22.00	31	9,812,808.00	1.19	316,542.19	5.99	67.80	725	34.10
22.01 - 24.00	38	10,833,497.00	1.32	285,092.03	6.02	71.20	727	26.67
24.01 - 26.00	49	13,458,531.00	1.63	274,663.90	5.87	73.14	713	24.10
26.01 - 28.00	80	23,415,748.00	2.84	292,696.85	5.85	74.76	730	51.86
28.01 - 30.00	98	28,553,947.00	3.47	291,366.81	6.07	74.59	709	24.12
30.01 - 32.00	122	33,684,848.00	4.09	276,105.31	6.05	75.82	708	19.17
32.01 - 34.00	166	41,847,562.00	5.08	252,093.75	6.14	77.88	709	30.78
34.01 - 36.00	212	58,093,296.00	7.05	274,024.98	6.11	76.70	709	31.61
36.01 - 38.00	252	75,425,474.00	9.16	299,307.44	6.09	78.07	705	21.96
38.01 - 40.00	272	74,534,838.00	9.05	274,025.14	6.16	78.78	697	21.69
40.01 - 42.00	271	72,918,177.00	8.85	269,070.76	6.16	78.94	694	23.82
42.01 - 44.00	273	76,675,215.00	9.31	280,861.59	6.18	80.00	698	26.02
44.01 - 46.00	237	68,468,485.00	8.31	288,896.56	6.12	79.35	699	21.77
46.01 - 48.00	82	22,464,815.00	2.73	273,961.16	6.35	79.33	691	31.11
48.01 - 50.00	66	19,536,244.00	2.37	296,003.70	6.51	78.39	681	25.52
50.01 >=	51	14,200,645.00	1.72	278,444.02	6.23	78.14	702	42.07
Total:	**2919**	**823,524,324.00**	**100.00**	**282,125.50**	**6.16**	**76.46**	**704**	**21.72**

NORTHERN ROCK
DEALNAME OPMAC05-4

Top 5 States

FICO Distribution

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
561 - 580	5	1,471,616.77	0.29	294,323.35	6.177	70.74	579	80.38
581 - 600	7	1,506,801.92	0.30	215,257.42	6.500	73.23	591	26.81
601 - 620	19	6,040,934.19	1.19	317,943.90	6.566	79.28	610	26.78
621 - 640	96	31,444,964.50	6.21	327,551.71	6.280	72.56	631	19.25
641 - 660	166	52,494,646.05	10.36	316,232.81	6.171	72.94	651	10.42
661 - 680	222	76,253,092.70	15.05	343,482.40	6.045	75.65	671	13.62
681 - 700	225	77,172,828.64	15.23	342,990.35	6.037	74.70	690	7.08
701 - 720	193	75,398,139.33	14.88	390,663.93	5.921	71.93	710	7.87
721 - 740	167	60,791,544.94	12.00	364,021.23	5.816	72.18	731	16.43
741 - 760	137	47,320,441.10	9.34	345,404.68	5.846	72.88	750	15.67
761 - 780	112	42,045,097.26	8.30	375,402.65	5.788	70.93	770	16.32
781 - 800	76	28,689,348.35	5.66	377,491.43	5.933	72.00	789	18.79
801 - 820	16	5,992,931.10	1.18	374,558.19	5.774	66.81	808	23.68
821 - 840	1	103,287.40	0.02	103,287.40	5.750	28.15	821	100.00
Total:	**1442**	**506,725,674.26**	**100.00**	**351,404.77**	**5.984**	**73.11**	**705**	**13.36**

WA FICO	**705**
Min FICO	**577**
Max FICO	**821**

LTV Distribution

LTV	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
less than 50.00	126	33,323,342.27	6.58	264,470.97	5.739	40.32	722	8.76
50.01 - 55.00	53	18,599,099.07	3.67	350,926.40	5.790	52.54	710	13.96
55.01 - 60.00	66	22,733,843.93	4.49	344,452.18	5.686	57.75	697	12.50
60.01 - 65.00	115	40,858,059.43	8.06	355,287.47	5.768	63.81	710	8.17
65.01 - 70.00	114	37,815,058.49	7.46	331,711.04	5.996	69.43	707	11.12
70.01 - 75.00	78	29,441,175.42	5.81	377,450.97	6.126	73.74	707	15.69
75.01 - 80.00	837	305,385,554.90	60.27	364,857.29	6.031	79.78	705	13.69
80.01 - 85.00	17	6,426,342.95	1.27	378,020.17	6.432	84.55	664	20.72
85.01 - 90.00	28	9,719,272.47	1.92	347,116.87	6.413	89.41	665	30.00
90.01 - 95.00	4	1,311,000.00	0.26	327,750.00	6.836	95.00	692	0.00
95.01 - 100.00	4	1,112,925.33	0.22	278,231.33	6.147	100.00	715	100.00
Total:	**1442**	**506,725,674.26**	**100.00**	**351,404.77**	**5.984**	**73.11**	**705**	**13.36**

WA OLTV	**73.11**
Min OLTV	**15.06**
Max OLTV	**100.00**

UPB

UPB	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
50,001. - 100,000.	21	1,774,707.38	0.35	84,509.88	6.200	51.79	703	8.70
100,001. - 150,000.	77	9,961,254.09	1.97	129,366.94	6.006	57.15	702	21.66
150,001. - 200,000.	130	23,278,597.19	4.59	179,066.13	6.098	66.51	691	14.15
200,001. - 250,000.	212	48,229,774.03	9.52	227,498.93	5.998	71.11	699	13.92
250,001. - 300,000.	234	64,439,020.09	12.72	275,380.43	5.977	73.22	699	10.99
300,001. - 350,000.	174	56,801,130.39	11.21	326,443.28	5.868	75.19	703	17.30
350,001. - 400,000.	151	56,821,662.97	11.21	376,302.40	6.001	75.08	701	11.33
400,001. - 450,000.	135	57,146,830.75	11.28	423,309.86	5.915	77.38	706	18.08
450,001. - 500,000.	97	46,069,679.32	9.09	474,945.15	6.085	75.38	705	17.61
500,001. - 550,000.	56	29,373,394.64	5.80	524,524.90	5.989	76.71	704	9.05
550,001. - 600,000.	34	19,510,929.66	3.85	573,850.87	5.987	76.50	719	14.72
600,001. - 650,000.	54	34,119,727.14	6.73	631,846.80	6.002	73.71	716	9.15
650,001. - 700,000.	14	9,402,150.00	1.86	671,582.14	5.924	72.71	695	7.32
700,001. - 750,000.	17	12,406,133.91	2.45	729,772.58	6.015	70.87	738	11.64
750,001. - 800,000.	6	4,661,973.15	0.92	776,995.53	6.060	71.15	728	33.26
800,001. - 850,000.	5	4,154,628.49	0.82	830,925.70	5.999	70.87	715	0.00
850,001. - 900,000.	4	3,463,500.00	0.68	865,875.00	6.221	74.78	717	0.00
900,001. - 950,000.	6	5,565,835.19	1.10	927,639.20	6.109	77.53	695	0.00
950,001. - 1,000,000.	4	3,891,817.27	0.77	972,954.32	6.440	73.34	725	0.00
1,000,001. - 1,250,000.	3	3,160,100.00	0.62	1,053,366.67	5.903	57.96	725	0.00
1,250,001. - 1,500,000.	3	3,852,078.62	0.76	1,284,026.21	5.919	52.46	689	32.50
1,500,001. - 1,750,000.	2	3,121,500.00	0.62	1,560,750.00	5.449	38.37	732	0.00
1,750,001. - 2,000,000.	3	5,519,250.00	1.09	1,839,750.00	5.837	59.72	713	0.00
Total:	**1442**	**506,725,674.26**	**100.00**	**351,404.77**	**5.984**	**73.11**	**705**	**13.36**

Ave UPB	**351,404.77**
Min UPB	**54,400.00**
Max UPB	**2,000,000.00**

Documentation Distribution

DocType	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
Full	203	67,698,322.54	13.36	333,489.27	5.863	75.02	708	100.00
No Income No Asset	223	70,281,893.34	13.87	315,165.44	5.898	60.79	707	0.00
No Ratio	89	38,465,875.58	7.59	432,200.85	6.073	72.85	710	0.00
Stated Doc	319	105,524,538.07	20.82	330,797.92	6.066	73.52	698	0.00
Stated Income Full Asset	608	224,755,044.73	44.35	369,662.90	5.993	76.25	707	0.00
Total:	**1442**	**506,725,674.26**	**100.00**	**351,404.77**	**5.984**	**73.11**	**705**	**13.36**

DTI Distribution

DTI	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
<= 0.00	313	109,187,768.91	21.55	348,842.71	5.96	65.11	708	0.40
2.01 - 4.00	1	352,000.00	0.07	352,000.00	5.75	80.00	687	0.00
4.01 - 6.00	1	604,000.00	0.12	604,000.00	5.75	80.00	797	0.00
6.01 - 8.00	2	752,000.00	0.15	376,000.00	6.18	80.00	749	0.00
8.01 - 10.00	2	783,470.36	0.15	391,735.18	6.19	80.00	790	0.00
10.01 - 12.00	1	206,000.00	0.04	206,000.00	6.00	61.31	775	0.00
12.01 - 14.00	5	2,402,078.62	0.47	480,415.72	5.84	63.32	661	79.39
14.01 - 16.00	3	1,096,514.00	0.22	365,504.67	5.82	65.84	688	0.00
16.01 - 18.00	6	1,528,078.36	0.30	254,679.73	5.65	58.30	751	74.82
18.01 - 20.00	9	2,492,239.96	0.49	276,915.55	6.20	71.08	694	11.80
20.01 - 22.00	8	4,514,500.00	0.89	564,312.50	6.04	59.02	711	0.00
22.01 - 24.00	16	5,817,096.91	1.15	363,568.56	5.98	68.53	715	14.72
24.01 - 26.00	22	8,580,824.85	1.69	390,037.49	5.71	69.92	711	21.81
26.01 - 28.00	30	9,883,015.77	1.95	329,433.86	5.86	69.61	727	21.79
28.01 - 30.00	37	12,740,050.80	2.51	344,325.70	5.99	71.55	717	13.57
30.01 - 32.00	53	19,839,962.87	3.92	374,338.92	5.89	70.79	713	8.78
32.01 - 34.00	76	23,606,404.24	4.66	310,610.58	5.93	74.86	711	18.18
34.01 - 36.00	99	34,163,358.51	6.74	345,084.43	5.99	73.93	702	16.29
36.01 - 38.00	123	46,291,302.65	9.14	376,352.05	5.98	76.19	704	11.49
38.01 - 40.00	138	46,653,174.21	9.21	338,066.48	5.97	77.31	702	15.88
40.01 - 42.00	120	43,037,882.31	8.49	358,649.02	6.07	78.16	698	14.36
42.01 - 44.00	127	45,922,558.71	9.06	361,594.95	5.97	78.47	702	18.60
44.01 - 46.00	131	47,944,894.81	9.46	365,991.56	6.00	78.25	701	12.27
46.01 - 48.00	51	16,837,308.87	3.32	330,143.31	6.15	75.93	695	36.19
48.01 - 50.00	27	8,968,935.98	1.77	332,182.81	6.13	72.66	697	34.28
50.01 >=	41	12,520,252.55	2.47	305,372.01	6.16	71.24	708	25.63
Total:	**1442**	**506,725,674.26**	**100.00**	**351,404.77**	**5.98**	**73.11**	**705**	**13.36**

NORTHERN ROCK
DEALNME OPMAC05-4

Total Pool

FICO Distribution								
FICO	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Orig. LTV (%)**	**Wtd. Avg. FICO**	**% Full Doc Loan**
521 - 540	2	369,781.87	0.03	184,890.93	8.779	76.97	527	31.01
541 - 560	3	975,227.31	0.09	325,075.77	7.047	76.83	552	0.00
561 - 580	10	2,690,994.16	0.25	269,099.42	6.507	73.09	578	49.17
581 - 600	59	14,010,485.59	1.31	237,465.86	6.898	81.06	591	30.40
601 - 620	86	23,736,071.16	2.21	276,000.83	6.754	81.89	610	35.46
621 - 640	340	87,021,023.35	8.12	255,944.19	6.567	75.75	631	20.34
641 - 660	465	113,679,046.20	10.61	244,471.07	6.441	75.97	651	15.01
661 - 680	558	151,539,644.55	14.14	271,576.42	6.290	76.90	671	16.73
681 - 700	604	160,432,009.19	14.97	265,615.91	6.223	75.89	690	14.31
701 - 720	465	134,454,189.22	12.55	289,148.79	6.108	74.86	710	14.04
721 - 740	454	123,774,603.15	11.55	272,631.28	5.986	75.35	730	25.70
741 - 760	382	98,708,320.15	9.21	258,398.74	6.015	75.40	750	26.14
761 - 780	317	89,659,830.12	8.37	282,838.58	5.940	73.52	770	33.04
781 - 800	198	57,655,050.05	5.38	291,187.12	5.943	72.71	788	43.55
801 - 820	51	12,928,440.98	1.21	253,498.84	5.980	72.00	807	30.38
821 - 840	1	103,287.40	0.01	103,287.40	5.750	28.15	821	100.00
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.204**	**75.57**	**701**	**21.69**

WA FICO	**701**
Min FICO	**524**
Max FICO	**821**

LTV Distribution								
LTV	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Orig. LTV (%)**	**Wtd. Avg. FICO**	**% Full Doc Loan**
less than 50.00	207	50,136,398.75	4.68	242,204.82	5.876	40.10	718	11.70
50.01 - 55.00	82	28,412,328.25	2.65	346,491.81	5.907	52.59	719	25.68
55.01 - 60.00	116	36,078,513.08	3.37	311,021.66	5.874	57.98	697	16.29
60.01 - 65.00	188	60,226,362.64	5.62	320,352.99	5.893	63.77	704	14.81
65.01 - 70.00	256	70,622,806.22	6.59	275,870.34	6.155	69.19	702	15.35
70.01 - 75.00	246	70,116,584.44	6.54	285,026.77	6.263	73.66	704	25.53
75.01 - 80.00	2418	642,222,608.70	59.92	265,600.75	6.176	79.75	703	22.36
80.01 - 85.00	70	21,649,717.60	2.02	309,281.68	6.616	84.34	647	28.07
85.01 - 90.00	262	62,454,278.17	5.83	238,375.11	6.870	89.59	668	20.24
90.01 - 95.00	118	23,097,286.40	2.16	195,739.72	7.095	94.81	695	30.18
95.01 - 100.00	32	6,721,120.19	0.63	210,035.01	6.465	99.85	726	94.56
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.204**	**75.57**	**701**	**21.69**

WA OLTV	**75.57**
Min OLTV	**10.61**
Max OLTV	**100.00**

UPB								
UPB	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Orig. LTV (%)**	**Wtd. Avg. FICO**	**% Full Doc Loan**
1. - 50,000.	19	838,521.97	0.08	44,132.74	7.128	59.21	709	28.18
50,001. - 100,000.	291	24,390,113.49	2.28	83,814.82	6.613	72.29	698	27.45
100,001. - 150,000.	775	98,024,562.43	9.15	126,483.31	6.486	76.72	703	27.82
150,001. - 200,000.	655	114,033,629.85	10.64	174,097.14	6.370	76.77	697	25.44
200,001. - 250,000.	505	113,534,750.81	10.59	224,821.29	6.212	75.96	695	22.48
250,001. - 300,000.	456	125,364,926.39	11.70	274,923.08	6.192	76.16	697	17.99
300,001. - 350,000.	327	106,424,361.18	9.93	325,456.76	6.129	77.02	696	19.98
350,001. - 400,000.	268	100,815,405.45	9.41	376,176.89	6.216	76.91	692	16.12
400,001. - 450,000.	219	93,151,436.52	8.69	425,349.03	6.068	77.30	701	24.43
450,001. - 500,000.	169	80,379,513.54	7.50	475,618.42	6.147	76.77	705	26.05
500,001. - 550,000.	79	41,402,270.70	3.86	524,079.38	6.034	76.94	706	20.24
550,001. - 600,000.	52	29,883,371.31	2.79	574,680.22	6.067	76.14	713	23.35
600,001. - 650,000.	77	48,782,208.67	4.55	633,535.18	6.142	73.48	710	11.60
650,001. - 700,000.	18	12,110,671.68	1.13	672,815.09	5.887	73.75	695	28.05
700,001. - 750,000.	22	16,036,288.72	1.50	728,922.21	5.954	72.38	734	13.68
750,001. - 800,000.	8	6,222,473.15	0.58	777,809.14	6.043	66.03	736	37.14
800,001. - 850,000.	8	6,644,628.49	0.62	830,578.56	5.903	69.82	717	12.79
850,001. - 900,000.	9	7,891,000.00	0.74	876,777.78	6.083	73.77	719	11.15
900,001. - 950,000.	7	6,507,835.19	0.61	929,690.74	6.075	74.99	695	0.00
950,001. - 1,000,000.	13	12,860,306.27	1.20	989,254.33	6.503	65.83	707	15.41
1,000,001. - 1,250,000.	4	4,280,100.00	0.40	1,070,025.00	5.797	63.73	736	26.17
1,250,001. - 1,500,000.	6	8,067,078.62	0.75	1,344,513.10	5.994	54.88	685	32.44
1,500,001. - 1,750,000.	3	4,793,300.00	0.45	1,597,766.67	5.728	45.45	743	34.88
1,750,001. - 2,000,000.	5	9,299,250.00	0.87	1,859,850.00	5.727	62.48	736	20.43
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.204**	**75.57**	**701**	**21.69**

Ave UPB	**268,269.84**
Min UPB	**26,033.45**
Max UPB	**2,000,000.00**

Geographic Distribution

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
California	1442	506,725,674.26	47.28	351,404.77	5.984	73.11	705	13.36
Georgia	768	146,850,353.72	13.70	191,211.40	6.024	78.91	718	50.91
New Jersey	262	78,931,738.03	7.36	301,266.18	6.590	77.95	680	23.82
New York	205	70,711,786.21	6.60	344,935.54	6.415	74.31	683	19.88
Florida	315	63,726,687.26	5.95	202,306.94	6.699	79.46	699	18.91
Other	1003	204,791,764.95	19.11	204,179.23	6.500	77.55	694	22.02
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.204**	**75.57**	**701**	**21.69**

Documentation Distribution

DocType	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
Full	924	232,439,529.54	21.69	251,557.93	6.005	77.39	712	100.00
No Income No Asset	541	131,558,170.99	12.28	243,175.92	6.263	66.97	703	0.00
No Ratio	285	86,079,729.98	8.03	302,034.14	6.332	73.77	708	0.00
Stated Doc	860	232,925,316.98	21.73	270,843.39	6.414	77.33	681	0.00
Stated Income Full Asset	1385	388,735,256.94	36.27	280,675.28	6.148	76.73	704	0.00
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.204**	**75.57**	**701**	**21.69**

Purpose Distribution

Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
Purchase	2539	628,366,912.11	58.63	247,485.98	6.225	79.10	709	19.96
Cash Out Refi	1197	364,779,378.91	34.04	304,744.68	6.239	70.63	684	20.03
Rate & Term Refi	259	78,591,713.42	7.33	303,442.91	5.867	70.24	715	43.19
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.204**	**75.57**	**701**	**21.69**

Occupancy Distribution

Occupancy	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
Owner Occupied	3140	898,959,020.10	83.88	286,292.68	6.129	75.73	699	22.68
Investor Occupied	679	133,249,326.58	12.43	196,243.49	6.575	74.01	713	16.83
Second Home	176	39,529,657.75	3.69	224,600.33	6.658	77.17	702	15.54
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.204**	**75.57**	**701**	**21.69**

Product

Product	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
10/6 MONTH LIBOR -120 MONTH	34	11,477,458.00	1.07	337,572.29	5.67	74.44	754	85.89
15YR FXD	67	14,274,584.84	1.33	213,053.51	5.83	57.89	700	30.62
15YR FXD -120 MONTH IO	1	1,880,000.00	0.18	1,880,000.00	4.75	80.00	755	0.00
20YR FXD	14	3,761,581.50	0.35	268,684.39	6.00	59.72	682	5.99
2/6 MONTH LIBOR	197	46,259,160.45	4.32	234,818.07	6.81	82.23	648	14.71
2/6 MONTH LIBOR - 24 MONTH I	8	2,427,350.00	0.23	303,418.75	6.48	80.09	706	16.48
2/6 MONTH LIBOR - 60 MONTH I	116	35,944,676.00	3.35	309,867.90	6.48	80.62	656	28.02
2/6 MONTH LIBOR -120 MONTH	683	191,848,931.00	17.90	280,891.55	6.13	79.24	692	7.84
30YR FXD	696	158,933,617.88	14.83	228,352.90	6.29	70.97	704	24.53
30YR FXD - 60 MONTH IO	11	3,783,160.00	0.35	343,923.64	6.29	80.05	670	43.01
30YR FXD -120 MONTH IO	804	226,343,671.00	21.12	281,521.98	6.30	72.23	708	28.72
3/6 MONTH LIBOR	30	7,342,679.17	0.69	244,755.97	6.64	77.49	673	0.00
3/6 MONTH LIBOR - 24 MONTH I	1	300,667.00	0.03	300,667.00	5.88	80.00	741	0.00
3/6 MONTH LIBOR - 36 MONTH I	20	7,274,650.00	0.68	363,732.50	6.32	78.30	684	16.10
3/6 MONTH LIBOR - 60 MONTH I	22	6,717,954.00	0.63	305,361.55	6.38	78.67	681	20.42
3/6 MONTH LIBOR -120 MONTH	112	32,232,351.00	3.01	287,788.85	5.98	76.27	716	24.87
5/6 MONTH LIBOR	58	13,659,992.32	1.27	235,517.11	6.27	74.03	705	12.63
5/6 MONTH LIBOR - 36 MONTH I	2	584,650.00	0.05	292,325.00	5.99	81.71	684	38.48
5/6 MONTH LIBOR - 60 MONTH I	118	43,752,175.00	4.08	370,781.14	6.08	77.86	707	16.89
5/6 MONTH LIBOR -120 MONTH	833	205,436,290.00	19.17	246,622.20	6.15	77.63	710	22.22
6 MONTH LIBOR	6	1,859,149.62	0.17	309,858.27	6.01	78.83	695	26.88
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261.00	0.29	313,026.10	5.55	71.16	706	9.39
6 MONTH LIBOR -120 MONTH IC	80	27,196,974.00	2.54	339,962.18	5.71	76.02	712	6.14
7/6 MONTH LIBOR	8	2,122,914.66	0.20	265,364.33	5.81	75.28	754	44.02
7/6 MONTH LIBOR - 84 MONTH I	16	5,792,150.00	0.54	362,009.38	5.70	74.34	724	15.01
7/6 MONTH LIBOR -120 MONTH	48	17,400,956.00	1.62	362,519.92	5.77	75.51	734	58.72
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.20**	**75.57**	**701**	**21.69**

Property Types Distribution

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
Single Family	2216	627,624,708.13	58.56	283,224.15	6.16	74.31	699	20.62
Pud	1131	264,073,721.67	24.64	233,486.93	6.22	78.02	703	25.92
Condomimium	377	91,931,306.12	8.58	243,849.62	6.18	78.16	710	22.93
Two Family	183	57,232,724.64	5.34	312,747.13	6.40	76.26	689	19.06
Three Family	48	17,123,772.08	1.60	356,745.25	6.61	73.57	713	6.05
Four Family	40	13,751,771.79	1.28	343,794.29	6.50	67.91	704	11.45
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.20**	**75.57**	**701**	**21.69**

Non-Owner Occupied Distribution

Occupancy	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
Investor Occupied	679	133249326.6	77.12125818	196243.4854	6.574831116	74.01353367	713	16.83117173
Second Home	176	39529657.75	22.87874182	224600.3281	6.65825163	77.1657012	702	15.63692892
Total:	**855**	**172,778,984.33**	**100.00**	**202,080.68**	**6.59**	**74.73**	**711**	**16.54**

Multi-Family Distribution

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
Four Family	40	13,751,771.79	44.54	343,794.29	6.50	67.91	704	11.45
Three Family	48	17,123,772.08	55.46	356,745.25	6.61	73.57	713	6.05
Total:	**88**	**30,875,543.87**	**100.00**	**350,858.45**	**6.56**	**71.05**	**709**	**8.46**

DTI Distribution

DTI	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
<= 0.00	826	217,935,812.90	20.33	263,844.81	6.29	69.68	705	0.20
2.01 - 4.00	1	352,000.00	0.03	352,000.00	5.75	80.00	687	0.00
4.01 - 6.00	2	694,365.00	0.06	347,182.50	5.98	79.27	785	13.01
6.01 - 8.00	4	977,364.58	0.09	244,341.14	6.44	80.54	735	0.00
8.01 - 10.00	7	1,649,236.73	0.15	235,605.25	6.56	78.65	757	33.42
10.01 - 12.00	6	792,962.00	0.07	132,160.33	6.70	78.38	721	50.17
12.01 - 14.00	16	4,763,048.91	0.44	297,690.56	5.79	65.89	686	59.72
14.01 - 16.00	14	4,230,570.94	0.39	302,183.64	5.97	70.03	725	40.61
16.01 - 18.00	29	8,774,496.23	0.82	302,568.84	6.04	74.51	724	50.91
18.01 - 20.00	37	10,316,195.52	0.96	278,816.10	6.19	67.20	711	32.07
20.01 - 22.00	42	11,476,495.84	1.07	273,249.90	6.06	69.10	721	31.25
22.01 - 24.00	61	15,152,304.08	1.41	248,398.43	6.18	72.55	712	29.39
24.01 - 26.00	72	17,865,710.81	1.67	248,134.87	5.99	73.04	704	27.14
26.01 - 28.00	100	28,055,920.01	2.62	280,559.20	5.88	73.18	730	51.87
28.01 - 30.00	125	33,693,630.30	3.14	269,549.04	6.12	74.05	710	23.96
30.01 - 32.00	163	41,671,574.93	3.89	255,653.83	6.12	75.25	705	20.98
32.01 - 34.00	226	56,302,953.46	5.25	249,128.11	6.15	76.92	706	29.50
34.01 - 36.00	256	68,715,245.56	6.41	268,418.93	6.14	76.15	708	30.01
36.01 - 38.00	321	91,913,069.72	8.58	286,333.55	6.15	77.91	702	23.43
38.01 - 40.00	337	90,330,490.39	8.43	268,043.00	6.18	78.37	696	20.83
40.01 - 42.00	349	89,796,231.62	8.38	257,295.79	6.21	78.84	694	24.67
42.01 - 44.00	341	93,998,829.45	8.77	275,656.39	6.21	79.51	693	25.15
44.01 - 46.00	297	83,670,618.68	7.81	281,719.25	6.17	78.83	695	21.86
46.01 - 48.00	128	35,081,285.58	3.27	274,072.54	6.38	77.73	688	30.07
48.01 - 50.00	120	32,389,670.74	3.02	269,913.92	6.54	78.58	677	30.38
50.01 >=	115	31,137,920.46	2.91	270,764.53	6.39	76.72	687	39.56
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.20**	**75.57**	**701**	**21.69**

Prepay Penalty Distribution

Prepay Penaly	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
0	1084	307,510,391.27	28.69	283,681.17	6.44	76.22	697	24.92
6	34	12,398,483.33	1.16	364,661.27	5.95	68.72	730	11.69
12	313	104,825,284.78	9.78	334,905.06	6.25	73.49	696	16.21
24	958	250,438,622.05	23.37	261,418.19	6.15	78.32	693	12.60
36	1322	323,741,949.94	30.21	244,888.01	6.08	73.48	705	19.82
60	284	72,823,273.06	6.79	256,419.98	5.90	76.80	728	57.16
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.20**	**75.57**	**701**	**21.69**

Liens Distribution

Lien	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
First Lien	3995	1,071,738,004.44	100.00	268,269.84	6.20	75.57	701	21.69
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.20**	**75.57**	**701**	**21.69**

IO Distribution

IO Terms	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
0	1076	248,213,680.44	23.16	230,681.86	6.36	72.60	692	21.57
24	9	2,728,017.00	0.25	303,113.00	6.41	80.08	710	14.66
36	22	7,859,300.00	0.73	357,240.91	6.29	78.56	682	17.76
60	277	93,328,226.00	8.71	336,925.00	6.24	78.85	684	22.24
84	16	5,792,150.00	0.54	362,009.38	5.70	74.34	724	15.01
120	2595	713,816,631.00	66.60	275,073.85	6.15	76.13	706	21.78
Total:	**3995**	**1,071,738,004.44**	**100.00**	**268,269.84**	**6.20**	**75.57**	**701**	**21.69**

Io Loans

IO Term Distribution								
IO Terms	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
24	9	2,728,017.00	0.33	303,113.00	6.412	80.08	710	14.66
36	22	7,859,300.00	0.95	357,240.91	6.295	78.56	682	17.76
60	277	93,328,226.00	11.33	336,925.00	6.240	78.85	684	22.24
84	16	5,792,150.00	0.70	362,009.38	5.699	74.34	724	15.01

More...

Low Doc Loans

FICO Distribution								
FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan
<= 500	12	1,543,011.19	0.48	128,584.27	9.660	66.79	500	0.00
501 - 520	120	16,774,150.46	5.26	139,784.59	9.310	67.12	510	0.00
521 - 540	196	29,328,791.31	9.19	149,636.69	9.411	71.93	529	0.00
541 - 560	246	38,982,374.34	12.22	158,464.94	8.867	74.98	553	0.00
561 - 580	235	35,932,915.61	11.26	152,906.02	8.554	76.63	570	0.00
581 - 600	187	31,862,734.72	9.99	170,388.96	8.388	77.92	590	0.00
601 - 620	150	26,033,699.02	8.16	173,557.99	8.078	79.41	610	0.00
621 - 640	201	34,845,963.45	10.92	173,363.00	7.753	82.40	631	0.00
641 - 660	158	32,045,419.65	10.05	202,819.11	7.337	80.48	650	0.00
661 - 680	126	24,318,449.67	7.62	193,003.57	7.343	80.49	670	0.00
681 - 700	85	20,011,981.24	6.27	235,435.07	7.135	80.57	689	0.00
701 - 720	67	14,904,717.28	4.67	222,458.47	6.889	78.42	710	0.00
721 - 740	27	5,198,502.79	1.63	192,537.14	-6.699	80.21	727	0.00
741 - 760	23	4,607,556.72	1.44	200,328.55	6.622	79.60	751	0.00
761 - 780	8	1,576,430.28	0.49	197,053.79	6.220	79.25	768	0.00
781 - 800	3	424,072.16	0.13	141,357.39	5.937	67.72	787	0.00
801 - 820	1	597,932.12	0.19	597,932.12	6.250	70.00	802	0.00
Total:	**1845**	**318,988,702.01**	**100.00**	**172,893.61**	**8.114**	**77.54**	**609**	**0.00**

WA FICO	**609**
Min FICO	**500**
Max FICO	**802**

Deal Name: OPMAC05_4
1,071,738,004

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	Combined LTV	Eff. LTV	% of Full Doc	% of Primary Owner	% Single Family	% of IO loans	% Cashout	DTI
Aggregated																
900k-$1MM	3,973	1,041,298,275.81	262,093.70	98.59%	6.211	354.80	700	76.11	84.67	76.11	21.62	83.60	58.10	76.28	33.53	37.88
$1-1.1MM	6	6,053,000.00	1,008,833.33	0.57%	6.706	356.83	690	59.82	76.23	59.82	-	66.96	33.17	100.00	33.04	38.65
$1.1-1.2MM	2	2,227,100.00	1,113,550.00	0.21%	5.376	358.50	769	60.25	62.05	60.25	50.29	100.00	49.71	100.00	49.71	21.89
$1.2-1.3MM	1	1,252,078.62	1,252,078.62	0.12%	5.750	177.00	633	56.31	56.31	56.31	100.00	100.00	-	-	-	13.13
$1.3-1.4MM	4	5,315,000.00	1,328,750.00	0.50%	5.873	357.50	697	57.93	57.93	57.93	25.68	100.00	74.60	100.00	75.54	38.41
ltv																
80	1,804	500,975,769.12	277,702.75	82.37%	6.165	356.08	703	80.00	92.74	80.00	20.31	87.43	57.39	85.79	16.73	37.98
80.01-85	70	21,649,717.60	309,281.68	3.56%	6.616	357.58	647	84.34	84.85	84.34	28.07	91.38	66.46	56.19	80.88	41.33
85.01-90	262	62,454,278.17	238,375.11	10.27%	6.870	357.57	668	89.59	89.76	89.59	20.24	81.91	51.67	62.95	53.53	41.09
90.01-95	118	23,097,286.40	195,739.72	3.80%	7.095	357.68	695	94.81	94.81	94.81	30.18	73.58	46.33	74.68	15.23	37.57
551-575	4	1,114,888.64	278,722.16	0.20%	6.713	355.41	562	74.96	74.96	74.96	-	100.00	100.00	-	100.00	39.96
576-600	67	16,214,633.50	242,009.46	2.93%	6.828	357.59	589	79.84	80.22	79.84	34.43	97.55	64.42	37.48	80.99	41.20
601-625	155	42,238,557.88	272,506.83	7.63%	6.714	354.96	616	80.65	83.90	80.65	25.43	93.26	70.82	56.89	69.57	40.33
626-650	497	123,559,146.98	248,609.95	22.31%	6.508	352.34	639	75.50	83.08	75.50	18.51	86.86	63.04	70.72	47.90	38.93
651-675	649	166,772,353.77	256,968.19	30.12%	6.369	354.15	664	76.44	85.98	76.44	15.06	85.63	57.69	78.40	38.85	38.93
676-700	752	203,837,735.82	271,060.82	36.81%	6.209	354.69	688	76.12	85.58	76.12	16.07	83.61	54.99	80.81	31.81	38.08
2nd Home	176	39,529,657.75	224,600.33	22.88%	6.658	356.75	702	77.17	88.56	77.17	15.54	0.00	34.70	83.97	15.62	35.92
Invest Property	679	133,249,326.58	196,243.49	77.12%	6.575	354.95	713	74.01	80.65	74.01	16.83	0.00	43.05	68.84	28.97	35.83
condo	377	91,931,306.12	243,849.62	100.00%	6.178	356.82	710	78.16	88.44	78.16	22.93	80.40	-	89.51	16.85	36.46
Documentation Type																
Stated Doc	2,245	621,660,573.93	276,908.94	74.07%	6.248	355.02	695	76.96	86.68	76.96	0.00	81.39	58.85	78.86	32.34	37.93
no income/no ratio	826	217,637,900.97	263,484.14	25.93%	6.290	352.85	705	69.66	75.28	69.66	-	86.90	60.82	70.94	41.64	51.79
Cash Out	1,197	364,779,378.91	304,744.68	100.00%	6.239	352.33	684	70.63	73.13	70.63	20.03	87.72	70.75	64.37	100.00	38.12
IO	2,919	823,524,324.00	282,125.50	100.00%	6.157	357.09	704	78.46	86.33	78.46	21.72	84.83	57.18	100.00	28.51	37.32
DTI																
DTI > 50	115	31,137,920.46	270,764.53	100.00%	6.394	354.53	687	76.72	80.18	76.72	39.56	75.54	56.31	45.61	50.15	54.86
Silent 2nds	2,002	516,267,079.15	257,875.66	100.00%	6.183	357.03	705	78.08	95.67	78.08	20.58	85.28	52.49	89.22	11.35	37.68

OPMAC05_4

Aggregate Loans

FICO	CURRBAL	% BAL	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Second Lien	% Silent2nd
<= 500											
501 - 520											
521 - 540	369,782	0.03	76.97	80.00	0.01	0.03	0.00	8.779	7.950	0.00	0.00
541 - 560	975,227	0.09	76.83	85.00	0.00	0.09	0.00	7.047	6.250	0.00	0.00
561 - 580	2,690,994	0.25	73.09	90.00	0.12	0.25	0.10	6.507	5.873	0.00	11.74
581 - 600	14,010,486	1.31	81.06	100.00	0.40	1.27	0.47	6.898	6.018	0.00	0.00
601 - 620	23,736,071	2.21	81.89	95.00	0.79	2.00	1.19	6.754	5.731	0.00	7.10
621 - 640	87,021,023	8.12	75.75	95.00	1.65	7.33	5.40	6.567	3.860	0.00	39.72
641 - 660	113,679,046	10.61	75.97	95.00	1.59	8.91	7.90	6.441	3.335	0.00	48.89
661 - 680	151,539,645	14.14	76.90	99.98	2.37	12.24	11.57	6.290	2.933	0.00	55.73
681 - 700	160,432,009	14.97	75.89	100.00	2.14	12.43	11.91	6.223	2.832	0.00	53.20
701 - 720	134,454,189	12.55	74.86	100.00	1.76	10.58	10.05	6.108	2.889	0.00	46.49
721 - 740	123,774,603	11.55	75.35	100.00	2.97	9.33	9.53	5.986	2.742	0.00	51.36
741 - 760	98,708,320	9.21	75.40	100.00	2.41	7.29	7.27	6.015	2.707	0.00	53.69
761 - 780	89,659,830	8.37	73.52	100.00	2.76	6.92	6.51	5.940	2.624	0.00	49.27
781 - 800	57,655,050	5.38	72.71	100.00	2.34	4.20	4.05	5.943	2.545	0.00	43.65
801 - 820	12,928,441	1.21	72.00	95.00	0.37	1.00	0.90	5.980	2.604	0.00	45.65
821-840	103,287	0.01	28.15	28.15	0.01	0.00	0.00	5.750	0.000	0.00	0.00
Total:	**1,071,738,004**	**100.00**	**75.57**	**100.00**	**21.69**	**83.88**	**76.84**	**6.204**	**3.098**	**0.00**	**48.17**

IO Loans

FICO	CURRBAL	% BAL	Avg LTV	Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN	% Second Lien	% Silent2nd
<= 500										
501 - 520										
521 - 540										
541 - 560										
561 - 580	1,085,150	0.13	74.64	90.00	0.10	0.13	6.12	5.98	0.00	29.12
581 - 600	4,991,400	0.61	83.05	100.00	0.18	0.61	6.90	5.89	0.00	0.00
601 - 620	12,749,370	1.55	82.97	95.00	0.63	1.50	6.75	5.62	0.00	6.54
621 - 640	57,919,335	7.03	77.58	95.00	1.34	6.34	6.58	3.58	0.00	51.98
641 - 660	84,630,627	10.28	76.92	95.00	1.56	8.89	6.38	3.20	0.00	58.76
661 - 680	123,977,863	15.05	77.44	99.98	2.34	13.20	6.27	2.84	0.00	62.57
681 - 700	127,628,437	15.50	76.55	100.00	2.32	12.99	6.19	2.75	0.00	60.86
701 - 720	107,761,066	13.09	75.37	100.00	1.88	11.16	6.07	2.80	0.00	52.90
721 - 740	102,148,447	12.40	76.12	100.00	3.00	10.11	5.97	2.69	0.00	55.29
741 - 760	77,914,837	9.46	76.60	100.00	2.42	7.61	5.98	2.65	0.00	60.90
761 - 780	69,737,545	8.47	74.64	100.00	3.20	7.16	5.92	2.62	0.00	54.02
781 - 800	43,380,487	5.27	75.16	100.00	2.35	4.21	5.92	2.53	0.00	47.58
801 - 820	9,599,760	1.17	74.03	95.00	0.42	0.91	5.87	2.49	0.00	53.59
Total:	**823,524,324**	**100.00**	**76.46**	**100.00**	**21.72**	**84.83**	**6.16**	**2.92**	**0.00**	**55.93**

OPMAC05_4

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	19	$841,824.00	0.08	$44,306.53	7.130	72.84	709
50,000.01 - 75,000.00	68	$4,431,436.00	0.41	$65,168.18	6.807	84.15	704
75,000.01 - 100,000.00	223	$20,023,714.00	1.87	$89,792.44	6.570	84.79	697
100,000.01 - 125,000.00	360	$40,998,897.00	3.82	$113,885.83	6.585	87.31	702
125,000.01 - 150,000.00	414	$57,052,029.00	5.32	$137,806.83	6.411	87.71	704
150,000.01 - 175,000.00	338	$54,713,571.00	5.10	$161,874.47	6.388	86.52	699
175,000.01 - 200,000.00	316	$59,283,777.00	5.52	$187,606.89	6.362	84.99	695
200,000.01 - 225,000.00	264	$56,124,566.00	5.23	$212,593.05	6.264	85.06	692
225,000.01 - 250,000.00	243	$57,984,228.00	5.40	$238,618.22	6.161	84.20	698
250,000.01 - 275,000.00	227	$59,512,381.00	5.55	$262,169.08	6.237	84.85	695
275,000.01 - 300,000.00	227	$65,442,007.00	6.10	$288,290.78	6.155	83.64	698
300,000.01 - 333,700.00	216	$68,494,898.00	6.38	$317,106.01	6.111	84.97	699
333,700.01 - 350,000.00	110	$37,630,705.00	3.51	$342,097.32	6.155	84.91	689
350,000.01 - 600,000.00	790	$347,079,213.00	32.34	$439,340.78	6.126	84.84	701
600,000.01 - 1,000,000.00	162	$117,122,249.00	10.91	$722,976.85	6.103	80.44	713
1,000,000.01 >=	18	$26,454,650.00	2.47	$1,469,702.78	5.820	61.66	722
Total:	**3,995**	**$1,073,190,145.00**	**100.00**	**$268,633.33**	**6.204**	**84.03**	**701**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	19	$838,521.97	0.08	$44,132.74	7.128	72.83	709
50,000.01 - 75,000.00	69	$4,490,959.93	0.42	$65,086.38	6.791	84.09	705
75,000.01 - 100,000.00	222	$19,899,153.56	1.86	$89,635.83	6.573	84.82	697
100,000.01 - 125,000.00	362	$41,164,068.70	3.84	$113,712.90	6.583	87.31	702
125,000.01 - 150,000.00	413	$56,860,493.73	5.31	$137,676.74	6.416	87.75	704
150,000.01 - 175,000.00	346	$56,048,152.84	5.23	$161,988.88	6.392	86.47	699
175,000.01 - 200,000.00	309	$57,985,477.01	5.41	$187,655.27	6.349	85.05	695
200,000.01 - 225,000.00	265	$56,306,369.25	5.25	$212,476.87	6.270	84.75	692
225,000.01 - 250,000.00	240	$57,228,381.56	5.34	$238,451.59	6.155	84.48	698
250,000.01 - 275,000.00	231	$60,519,018.41	5.65	$261,987.09	6.237	84.76	694
275,000.01 - 300,000.00	225	$64,845,907.98	6.05	$288,204.04	6.149	83.57	699
300,000.01 - 333,700.00	219	$69,458,383.99	6.48	$317,161.57	6.116	84.98	699
333,700.01 - 350,000.00	108	$36,965,977.18	3.45	$342,277.57	6.153	84.96	689
350,000.01 - 600,000.00	787	$345,631,997.52	32.25	$439,176.62	6.126	84.87	701
600,000.01 - 1,000,000.00	162	$117,055,412.17	10.92	$722,564.27	6.103	80.45	713
1,000,000.01 >=	18	$26,439,728.62	2.47	$1,468,873.81	5.820	61.66	722
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**$268,269.84**	**6.204**	**84.04**	**701**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
3.500 - 3.999	1	$274,899.00	0.03	$274,899.00	3.875	80.00	707
4.000 - 4.499	3	$634,735.00	0.06	$211,578.33	4.205	85.42	694
4.500 - 4.999	50	$17,797,983.68	1.66	$355,959.67	4.775	81.47	736
5.000 - 5.499	276	$88,608,467.89	8.27	$321,045.17	5.214	80.08	728
5.500 - 5.999	1,049	$330,080,540.54	30.80	$314,662.10	5.767	80.75	714
6.000 - 6.499	1,108	$292,593,479.49	27.30	$264,073.54	6.206	84.65	698
6.500 - 6.999	931	$218,849,566.10	20.42	$235,069.35	6.672	87.07	685
7.000 - 7.499	314	$70,732,992.20	6.60	$225,264.31	7.173	89.18	683
7.500 - 7.999	189	$37,459,809.56	3.50	$198,200.05	7.679	88.93	670
8.000 - 8.499	49	$9,937,458.04	0.93	$202,805.27	8.161	91.40	662
8.500 - 8.999	20	$3,935,875.96	0.37	$196,793.80	8.681	86.84	658
9.000 - 9.499	2	$272,200.00	0.03	$136,100.00	9.293	98.05	618
9.500 - 9.999	1	$400,000.00	0.04	$400,000.00	9.875	94.12	609
10.000 - 10.499	1	$133,963.52	0.01	$133,963.52	10.000	95.00	656
12.000 - 12.499	1	$26,033.45	0.00	$26,033.45	12.000	90.00	631
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**$268,269.84**	**6.204**	**84.04**	**701**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
180	68	$16,154,584.84	1.51	$237,567.42	5.709	62.77	707
240	14	$3,761,581.50	0.35	$268,684.39	5.996	59.72	682
360	3,913	$1,051,821,838.09	98.14	$268,801.90	6.212	84.45	701
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**$268,269.84**	**6.204**	**84.04**	**701**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
121 - 180	68	$16,154,584.84	1.51	$237,567.42	5.709	62.77	707
181 - 240	14	$3,761,581.50	0.35	$268,684.39	5.996	59.72	682
301 - 360	3,913	$1,051,821,838.09	98.14	$268,801.90	6.212	84.45	701
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**$268,269.84**	**6.204**	**84.04**	**701**

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
GEMICO	14	$2,698,356.90	0.25	$192,739.78	7.000	91.478	694.529
MGIC	8	$1,828,516.29	0.17	$228,564.54	6.488	89.850	690.702
MI (Company Unknown at Bid)	1	$114,000.00	0.01	$114,000.00	7.375	95.000	735.000
No MI	3,740	$1,021,701,447.68	95.33	$273,182.21	6.177	83.635	700.473
PMI Mortgage Insurance	65	$13,992,101.97	1.31	$215,263.11	6.885	91.281	710.769
Radian Guaranty	29	$5,251,764.67	0.49	$181,095.33	6.876	89.350	681.793
Republic Mortgage Insurance	3	$489,246.00	0.05	$163,082.00	7.690	91.536	718.955
Triad Guaranty Insurance Co.	8	$1,468,645.62	0.14	$183,580.70	6.977	94.594	709.435
United Guaranty	127	$24,193,925.30	2.26	$190,503.35	6.617	93.750	718.246
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1st Lien	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	789	$216,194,742.00	20.17	$274,011.08	6.155	83.76	702
2	1,163	$302,440,098.13	28.22	$260,051.68	6.224	84.69	700
3	1,431	$389,431,626.66	36.34	$272,139.50	6.196	84.48	701
4	466	$127,577,257.52	11.90	$273,770.94	6.324	82.61	700
5	133	$33,486,640.47	3.12	$251,779.25	5.979	80.76	703
6	8	$1,653,476.69	0.15	$206,684.59	5.921	80.43	692
7	4	$849,296.42	0.08	$212,324.11	6.605	76.03	597
10	1	$104,866.54	0.01	$104,866.54	4.625	91.05	598
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
<= 25.00	17	$3,207,665.14	0.30	$188,686.18	6.473	17.95	698
25.01 - 30.00	15	$2,022,492.47	0.19	$134,832.83	5.721	27.08	714
30.01 - 35.00	19	$4,206,627.68	0.39	$221,401.46	5.924	32.66	693
35.01 - 40.00	32	$7,867,743.04	0.73	$245,866.97	5.846	38.20	725
40.01 - 45.00	45	$12,166,798.43	1.14	$270,373.30	5.896	42.95	709
45.01 - 50.00	67	$16,309,910.99	1.52	$243,431.51	5.885	47.57	724
50.01 - 55.00	78	$26,089,051.00	2.43	$334,475.01	5.895	52.72	717
55.01 - 60.00	102	$31,613,836.57	2.95	$309,939.57	5.846	57.99	696
60.01 - 65.00	175	$58,475,901.53	5.46	$334,148.01	5.854	63.61	703
65.01 - 70.00	152	$46,083,342.04	4.30	$303,179.88	6.059	69.01	705
70.01 - 75.00	161	$50,886,635.65	4.75	$316,066.06	6.139	73.48	702
75.01 - 80.00	692	$201,990,139.42	18.85	$291,893.27	6.173	79.48	703
80.01 - 85.00	96	$34,467,350.10	3.22	$359,034.90	6.381	84.19	666
85.01 - 90.00	524	$143,470,460.81	13.39	$273,798.59	6.539	89.67	691
90.01 - 95.00	591	$137,212,837.53	12.80	$232,170.62	6.483	94.77	700
95.01 - 100.00	1,229	$295,667,212.03	27.59	$240,575.44	6.124	99.94	704
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Primary	3,140	$898,959,020.10	83.88	$286,292.68	6.129	84.43	699
Investment	679	$133,249,326.58	12.43	$196,243.49	6.575	80.65	713
Second Home	176	$39,529,657.75	3.69	$224,600.33	6.658	86.56	702
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Single Family Residence	2,216	$627,624,708.13	58.56	$283,224.15	6.165	81.90	699
PUD	1,131	$264,073,721.67	24.64	$233,486.93	6.221	89.59	703
2-4 Family	271	$88,108,268.52	8.22	$325,122.76	6.455	78.10	696
Condo	377	$91,931,306.12	8.58	$243,849.62	6.178	88.44	710
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Refinance - Cashout	1,197	$364,779,378.91	34.04	$304,744.68	6.239	73.13	684
Purchase	2,539	$628,366,912.11	58.63	$247,485.98	6.225	91.50	709
Refinance - Rate Term	259	$78,591,713.42	7.33	$303,442.91	5.867	75.07	715
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Full Documentation	924	$232,439,529.54	21.69	$251,557.93	6.005	85.19	712
Stated Documentation	2,245	$621,660,573.93	58.00	$276,908.94	6.248	86.68	695
No Income No Asset	541	$131,558,170.99	12.28	$243,175.92	6.263	69.11	703
No Ratio	285	$86,079,729.98	8.03	$302,034.14	6.332	84.72	708
Total:	3,995	$1,071,738,004.44	100.00	$268,269.84	6.204	84.04	701

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
10/6 MONTH LIBOR -120 MONTH IO	34	$11,477,458.00	1.07	$337,572.29	5.671	80.75	754
15YR FXD -120 MONTH IO	1	$1,880,000.00	0.18	$1,880,000.00	4.750	80.00	755
2/6 MONTH LIBOR - 60 MONTH IO	116	$35,944,676.00	3.35	$309,867.90	6.465	84.52	656
2/6 MONTH LIBOR -120 MONTH IO	683	$191,848,931.00	17.90	$280,891.55	6.126	92.32	692
30YR FXD - 60 MONTH IO	11	$3,783,160.00	0.35	$343,923.64	6.294	82.66	670
30YR FXD -120 MONTH IO	804	$226,343,671.00	21.12	$281,521.98	6.301	79.32	708
3/6 MONTH LIBOR - 24 MONTH IO	1	$300,667.00	0.03	$300,667.00	5.875	80.00	741
3/6 MONTH LIBOR - 60 MONTH IO	22	$6,717,954.00	0.63	$305,361.55	6.382	85.82	681
3/6 MONTH LIBOR -120 MONTH IO	112	$32,232,351.00	3.01	$287,788.85	5.980	85.92	716
5/6 MONTH LIBOR	58	$13,659,992.32	1.27	$235,517.11	6.269	80.28	705
5/6 MONTH LIBOR - 36 MONTH IO	2	$584,650.00	0.05	$292,325.00	5.991	94.80	664
5/6 MONTH LIBOR - 60 MONTH IO	118	$43,752,175.00	4.08	$370,781.14	6.079	88.98	707
5/6 MONTH LIBOR -120 MONTH IO	833	$205,436,290.00	19.17	$246,622.20	6.152	88.97	710
6 MONTH LIBOR	6	$1,859,149.62	0.17	$309,858.27	6.013	82.34	695
6 MONTH LIBOR - 60 MONTH IO	10	$3,130,261.00	0.29	$313,026.10	5.552	80.95	706
6 MONTH LIBOR -120 MONTH IO	80	$27,196,974.00	2.54	$339,962.18	5.713	84.81	712
7/6 MONTH LIBOR	8	$2,122,914.66	0.20	$265,364.33	5.810	79.88	754
7/6 MONTH LIBOR - 84 MONTH IO	16	$5,792,150.00	0.54	$362,009.38	5.699	87.07	724
7/6 MONTH LIBOR -120 MONTH IO	48	$17,400,956.00	1.62	$362,519.92	5.773	83.85	734
ARM - 2 Year/6 Month	197	$46,259,160.45	4.32	$234,818.07	6.805	85.27	648
ARM - 3 Year/6 Month	30	$7,342,679.17	0.69	$244,755.97	6.639	79.80	673
Fixed Rate Loans	777	$176,969,784.23	16.51	$227,760.34	6.249	73.61	703
Interest Only - ARM - 2 Year/6 Month	8	$2,427,350.00	0.23	$303,418.75	6.479	91.55	706
Interest Only - ARM - 3 Year/6 Month	20	$7,274,650.00	0.68	$363,732.50	6.319	90.31	684
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**$268,269.84**	**6.204**	**84.04**	**701**

** For ARM loans please break out 2/28, 3/27, 5/25 by percentage

** For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
California	1,442	$506,725,674.26	47.28	$351,404.77	5.984	81.73	705
Georgia	768	$146,850,353.72	13.70	$191,211.40	6.024	91.15	718
New Jersey	262	$78,931,738.03	7.36	$301,266.18	6.590	82.11	680
Other	1,523	$339,230,238.42	31.65	$222,738.17	6.520	84.87	692
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**$268,269.84**	**6.204**	**84.04**	**701**

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
No Prepay Penalty	1,084	$307,510,391.27	28.69	$283,681.17	6.439	82.82	697
Prepay Penalty	2,911	$764,227,613.16	71.31	$262,530.96	6.109	84.53	703
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**$268,269.84**	**6.204**	**84.04**	**701**

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	1,084	$307,510,391.27	28.69	$283,681.17	6.439	82.82	697
6	34	$12,398,483.33	1.16	$364,661.27	5.952	75.00	730
12	313	$104,825,284.78	9.78	$334,905.06	6.248	81.07	696
24	958	$250,438,622.05	23.37	$261,418.19	6.153	89.30	693
36	1,322	$323,741,949.94	30.21	$244,888.01	6.083	82.04	705
60	284	$72,823,273.06	6.79	$256,419.98	5.899	85.87	728
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**$268,269.84**	**6.204**	**84.04**	**701**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
520 - 539	2	$369,781.87	0.03	$184,890.93	8.779	76.97	527
540 - 559	3	$975,227.31	0.09	$325,075.77	7.047	76.83	552
560 - 579	4	$1,161,379.82	0.11	$290,344.96	6.609	77.25	575
580 - 599	61	$14,297,732.34	1.33	$234,389.05	6.923	80.29	589
600 - 619	74	$21,735,803.87	2.03	$293,727.08	6.764	82.60	608
620 - 639	341	$85,754,518.49	8.00	$251,479.53	6.572	82.92	630
640 - 659	465	$114,949,572.62	10.73	$247,203.38	6.426	84.31	650
660 - 679	528	$140,102,158.73	13.07	$265,345.00	6.314	86.55	670
680 - 699	622	$167,503,184.94	15.63	$269,297.72	6.233	85.37	689
700 - 719	468	$133,821,108.03	12.49	$285,942.54	6.113	84.09	709
720 - 739	454	$126,354,997.05	11.79	$278,314.97	5.974	83.97	729
740 - 759	393	$101,164,535.86	9.44	$257,416.12	6.018	84.93	749
760 - 779	316	$89,508,408.79	8.35	$283,254.46	5.941	82.10	769
780 - 799	207	$59,919,933.91	5.59	$289,468.28	5.947	79.62	788
800 +	57	$14,119,660.79	1.32	$247,713.35	5.957	80.19	807
Total:	**3,995**	**$1,071,738,004.44**	**100.00**	**$268,269.84**	**6.204**	**84.04**	**701**

OPMAC05_4

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	4	$177,549.00	0.03	$44,387.25	7.071	84.67	709
50,000.01 - 75,000.00	17	$1,044,250.00	0.16	$61,426.47	6.513	94.02	697
75,000.01 - 100,000.00	114	$10,403,474.00	1.57	$91,258.54	6.489	89.11	697
100,000.01 - 125,000.00	165	$18,913,512.00	2.85	$114,627.35	6.536	90.28	702
125,000.01 - 150,000.00	245	$33,779,306.00	5.09	$137,874.72	6.327	93.00	704
150,000.01 - 175,000.00	202	$32,733,922.00	4.94	$162,049.12	6.310	90.64	698
175,000.01 - 200,000.00	194	$36,407,221.00	5.49	$187,666.09	6.332	89.18	699
200,000.01 - 225,000.00	154	$32,775,785.00	4.94	$212,829.77	6.190	89.09	693
225,000.01 - 250,000.00	171	$40,738,481.00	6.14	$238,236.73	6.098	87.77	696
250,000.01 - 275,000.00	145	$38,019,409.00	5.73	$262,202.82	6.126	87.86	692
275,000.01 - 300,000.00	150	$43,243,298.00	6.52	$288,288.65	6.107	87.83	694
300,000.01 - 333,700.00	154	$48,849,038.00	7.37	$317,201.55	6.077	88.29	695
333,700.01 - 350,000.00	74	$25,292,985.00	3.81	$341,797.09	6.150	89.17	683
350,000.01 - 600,000.00	507	$222,590,873.00	33.56	$439,035.25	6.099	88.77	698
600,000.01 - 1,000,000.00	99	$68,828,310.00	10.38	$695,235.45	6.120	86.79	706
1,000,000.01 >=	7	$9,368,750.00	1.41	$1,338,392.86	6.098	66.22	708
Total:	**2,402**	**$663,166,163.00**	**100.00**	**$276,089.16**	**6.162**	**88.45**	**698**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	4	$177,170.99	0.03	$44,292.75	7.070	84.68	709
50,000.01 - 75,000.00	17	$1,041,712.78	0.16	$61,277.22	6.513	94.02	697
75,000.01 - 100,000.00	114	$10,393,153.66	1.57	$91,168.01	6.488	89.12	697
100,000.01 - 125,000.00	167	$19,146,011.82	2.89	$114,646.78	6.532	90.21	701
125,000.01 - 150,000.00	243	$33,509,955.75	5.06	$137,901.05	6.327	93.06	704
150,000.01 - 175,000.00	204	$33,058,479.29	4.99	$162,051.37	6.303	90.53	698
175,000.01 - 200,000.00	192	$36,015,098.84	5.43	$187,578.64	6.338	89.28	699
200,000.01 - 225,000.00	155	$32,974,585.38	4.98	$212,739.26	6.188	88.84	693
225,000.01 - 250,000.00	170	$40,488,476.00	6.11	$238,167.51	6.098	87.98	697
250,000.01 - 275,000.00	145	$37,983,005.25	5.73	$261,951.76	6.125	87.86	692
275,000.01 - 300,000.00	151	$43,517,781.27	6.57	$288,197.23	6.105	87.85	694
300,000.01 - 333,700.00	154	$48,840,503.87	7.37	$317,146.13	6.078	88.37	696
333,700.01 - 350,000.00	73	$24,947,429.88	3.76	$341,745.61	6.150	89.03	682
350,000.01 - 600,000.00	507	$222,486,373.29	33.57	$438,829.14	6.099	88.77	698
600,000.01 - 1,000,000.00	99	$68,812,901.14	10.38	$695,079.81	6.120	86.79	706
1,000,000.01 >=	7	$9,368,750.00	1.41	$1,338,392.86	6.098	66.22	708
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
3.500 - 3.999	1	$274,899.00	0.04	$274,899.00	3.875	80.00	707
4.000 - 4.499	3	$634,735.00	0.10	$211,578.33	4.205	85.42	694
4.500 - 4.999	48	$15,613,877.83	2.36	$325,289.12	4.776	82.17	733
5.000 - 5.499	228	$67,599,485.87	10.20	$296,488.97	5.222	85.71	724
5.500 - 5.999	662	$204,449,526.75	30.85	$308,836.14	5.751	87.30	711
6.000 - 6.499	641	$172,359,418.06	26.01	$268,891.45	6.200	89.95	695
6.500 - 6.999	499	$126,406,124.75	19.07	$253,318.89	6.679	89.72	681
7.000 - 7.499	185	$43,801,402.05	6.61	$236,764.34	7.174	90.24	675
7.500 - 7.999	92	$22,254,187.57	3.36	$241,893.34	7.682	89.71	659
8.000 - 8.499	28	$5,982,225.57	0.90	$213,650.91	8.192	89.48	658
8.500 - 8.999	12	$2,713,306.76	0.41	$226,108.90	8.666	85.47	658
9.000 - 9.499	2	$272,200.00	0.04	$136,100.00	9.293	98.05	618
9.500 - 9.999	1	$400,000.00	0.06	$400,000.00	9.875	94.12	609
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
360	2,402	$662,761,389.21	100.00	$275,920.64	6.162	88.46	698
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
301 - 360	2,402	$662,761,389.21	100.00	$275,920.64	6.162	88.46	698
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
GEMICO	2	$683,518.00	0.10	$341,759.00	7.299	91.397	680.771
MGIC	3	$886,309.70	0.13	$295,436.57	6.357	89.995	674.122
MI (Company Unknown at Bid)	1	$114,000.00	0.02	$114,000.00	7.375	95.000	735.000
No MI	2,268	$634,468,642.59	95.73	$279,748.08	6.139	88.275	697.410
PMI Mortgage Insurance	39	$8,441,754.99	1.27	$216,455.26	6.858	91.278	709.687
Radian Guaranty	12	$2,514,025.02	0.38	$209,502.09	6.838	88.947	676.731
Triad Guaranty Insurance Co.	3	$771,261.00	0.12	$257,087.00	6.525	96.183	689.481
United Guaranty	74	$14,881,877.91	2.25	$201,106.46	6.547	93.828	720.751
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1st Lien	2,402	$662,761,389.21	100.00	$275,920.64	6.162	88.46	698
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	475	$125,786,134.00	18.98	$264,812.91	6.253	90.13	694
2	701	$185,591,607.69	28.00	$264,752.65	6.185	89.27	697
3	847	$242,092,380.90	36.53	$285,823.35	6.123	88.64	701
4	266	$78,636,055.54	11.86	$295,624.27	6.192	86.30	698
5	103	$28,316,527.89	4.27	$274,917.75	5.875	80.86	702
6	6	$1,499,179.99	0.23	$249,863.33	5.875	80.19	693
7	3	$734,636.66	0.11	$244,878.89	6.325	76.94	607
10	1	$104,866.54	0.02	$104,866.54	4.625	91.05	598
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
<= 25.00	3	$558,500.00	0.08	$186,166.67	6.011	20.68	710
25.01 - 30.00	2	$324,400.00	0.05	$162,200.00	4.842	27.04	718
30.01 - 35.00	3	$599,073.00	0.09	$199,691.00	5.959	31.18	712
35.01 - 40.00	8	$2,875,915.46	0.43	$359,489.43	5.744	38.97	738
40.01 - 45.00	8	$1,826,000.00	0.28	$228,250.00	5.742	43.52	696
45.01 - 50.00	13	$5,009,128.35	0.76	$385,317.57	5.774	47.80	726
50.01 - 55.00	27	$8,588,192.41	1.30	$318,081.20	5.878	52.67	688
55.01 - 60.00	24	$6,811,257.72	1.03	$283,802.40	5.575	57.85	705
60.01 - 65.00	62	$20,491,105.20	3.09	$330,501.70	5.780	63.73	696
65.01 - 70.00	73	$21,674,616.77	3.27	$296,912.56	5.896	69.17	705
70.01 - 75.00	80	$25,419,309.36	3.84	$317,741.37	6.082	73.75	696
75.01 - 80.00	375	$107,661,209.02	16.24	$287,096.56	6.085	79.55	703
80.01 - 85.00	71	$25,938,783.60	3.91	$365,334.98	6.365	84.13	668
85.01 - 90.00	375	$105,970,610.47	15.99	$282,588.29	6.528	89.71	684
90.01 - 95.00	401	$98,149,012.74	14.81	$244,760.63	6.396	94.78	699
95.01 - 100.00	877	$230,864,275.11	34.83	$263,243.19	6.024	99.95	704
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Primary	1,865	$555,101,939.68	83.76	$297,641.79	6.081	89.03	696
Investment	426	$83,268,815.42	12.56	$195,466.70	6.568	84.38	712
Second Home	111	$24,390,634.11	3.68	$219,735.44	6.627	89.29	703
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Single Family Residence	1,219	$360,842,889.53	54.45	$296,015.50	6.125	86.90	695
PUD	743	$177,304,468.48	26.75	$238,633.20	6.156	92.42	702
2-4 Family	156	$51,079,906.69	7.71	$327,435.30	6.534	83.58	684
Condo	284	$73,534,124.51	11.10	$258,922.97	6.101	89.95	711
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Refinance - Cashout	560	$170,782,642.09	25.77	$304,969.00	6.297	78.43	671
Purchase	1,733	$456,549,469.26	68.89	$263,444.59	6.152	92.94	706
Refinance - Rate Term	109	$35,429,277.86	5.35	$325,039.25	5.647	79.02	721
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Full Documentation	502	$122,209,569.84	18.44	$243,445.36	5.858	89.17	710
Stated Documentation	1,523	$432,442,450.48	65.25	$283,941.20	6.226	89.95	693
No Income No Asset	202	$55,180,975.70	8.33	$273,173.15	6.233	73.88	702
No Ratio	175	$52,928,393.18	7.99	$302,447.96	6.271	89.84	707
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
10/6 MONTH LIBOR -120 MONTH IO	34	$11,477,458.00	1.73	$337,572.29	5.671	80.75	754
2/6 MONTH LIBOR - 60 MONTH IO	116	$35,944,676.00	5.42	$309,867.90	6.465	84.52	656
2/6 MONTH LIBOR -120 MONTH IO	683	$191,848,931.00	28.95	$280,891.55	6.126	92.32	692
3/6 MONTH LIBOR - 24 MONTH IO	1	$300,667.00	0.05	$300,667.00	5.875	80.00	741
3/6 MONTH LIBOR - 60 MONTH IO	22	$6,717,954.00	1.01	$305,361.55	6.382	85.82	681
3/6 MONTH LIBOR -120 MONTH IO	112	$32,232,351.00	4.86	$287,788.85	5.980	85.92	716
5/6 MONTH LIBOR	58	$13,659,992.32	2.06	$235,517.11	6.269	80.28	705
5/6 MONTH LIBOR - 36 MONTH IO	2	$584,650.00	0.09	$292,325.00	5.991	94.80	664
5/6 MONTH LIBOR - 60 MONTH IO	118	$43,752,175.00	6.60	$370,781.14	6.079	88.98	707
5/6 MONTH LIBOR -120 MONTH IO	833	$205,436,290.00	31.00	$246,622.20	6.152	88.97	710
6 MONTH LIBOR	6	$1,859,149.62	0.28	$309,858.27	6.013	82.34	695
6 MONTH LIBOR - 60 MONTH IO	10	$3,130,261.00	0.47	$313,026.10	5.552	80.95	706
6 MONTH LIBOR -120 MONTH IO	80	$27,196,974.00	4.10	$339,962.18	5.713	84.81	712
7/6 MONTH LIBOR	8	$2,122,914.66	0.32	$265,364.33	5.810	79.88	754
7/6 MONTH LIBOR - 84 MONTH IO	16	$5,792,150.00	0.87	$362,009.38	5.699	87.07	724
7/6 MONTH LIBOR -120 MONTH IO	48	$17,400,956.00	2.63	$362,519.92	5.773	83.85	734
ARM - 2 Year/6 Month	197	$46,259,160.45	6.98	$234,818.07	6.805	85.27	648
ARM - 3 Year/6 Month	30	$7,342,679.17	1.11	$244,755.97	6.639	79.80	673
Interest Only - ARM - 2 Year/6 Month	8	$2,427,350.00	0.37	$303,418.75	6.479	91.55	706
Interest Only - ARM - 3 Year/6 Month	20	$7,274,650.00	1.10	$363,732.50	6.319	90.31	684
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

**For ARM loans please break out 2/28, 3/27, 5/25 by percentage
**For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
California	944	$339,847,005.42	51.28	$360,007.42	5.986	87.61	701
Georgia	460	$84,684,477.98	12.78	$184,096.69	5.872	93.24	718
New Jersey	171	$50,238,972.87	7.58	$293,795.16	6.683	86.00	672
Other	827	$187,990,932.93	28.36	$227,316.73	6.472	88.49	690
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
No Prepay Penalty	640	$194,885,058.86	29.41	$304,507.90	6.434	86.62	692
Prepay Penalty	1,762	$467,876,330.35	70.59	$265,537.08	6.049	89.22	701
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	640	$194,885,058.86	29.41	$304,507.90	6.434	86.62	692
6	26	$9,478,893.25	1.43	$364,572.82	5.976	76.76	736
12	167	$56,895,939.52	8.58	$340,694.25	6.118	85.96	701
24	801	$215,769,379.64	32.56	$269,375.01	6.102	90.68	691
36	595	$142,210,036.27	21.46	$239,008.46	6.032	89.67	703
60	173	$43,522,081.66	6.57	$251,572.73	5.771	87.50	729
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
520 - 539	1	$255,122.10	0.04	$255,122.10	8.950	80.00	524
540 - 559	3	$975,227.31	0.15	$325,075.77	7.047	76.83	552
560 - 579	4	$1,161,379.82	0.18	$290,344.96	6.609	77.25	575
580 - 599	52	$12,627,368.30	1.91	$242,834.01	6.942	83.05	589
600 - 619	63	$18,557,800.35	2.80	$294,568.26	6.833	83.80	608
620 - 639	206	$52,101,453.68	7.86	$252,919.68	6.624	89.10	629
640 - 659	266	$70,805,437.81	10.68	$266,185.86	6.343	88.58	650
660 - 679	311	$90,207,821.34	13.61	$290,057.30	6.247	89.97	670
680 - 699	362	$101,008,200.98	15.24	$279,028.18	6.132	89.45	688
700 - 719	296	$87,933,577.24	13.27	$297,072.90	6.056	88.73	709
720 - 739	270	$74,908,112.05	11.30	$277,437.45	5.920	88.04	729
740 - 759	237	$61,734,304.48	9.31	$260,482.30	5.979	89.06	749
760 - 779	186	$50,380,657.00	7.60	$270,863.75	5.846	87.74	769
780 - 799	111	$31,263,600.84	4.72	$281,654.06	5.873	85.92	788
800 +	34	$8,841,325.92	1.33	$260,039.00	5.927	87.10	808
Total:	**2,402**	**$662,761,389.21**	**100.00**	**$275,920.64**	**6.162**	**88.46**	**698**

OPMAC05_4

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	15	$664,275.00	0.16	$44,285.00	7.146	69.68	709
50,000.01 - 75,000.00	51	$3,387,186.00	0.83	$66,415.41	6.897	81.11	706
75,000.01 - 100,000.00	109	$9,620,240.00	2.35	$88,259.08	6.659	80.12	697
100,000.01 - 125,000.00	195	$22,085,385.00	5.39	$113,258.38	6.627	84.77	703
125,000.01 - 150,000.00	169	$23,272,723.00	5.68	$137,708.42	6.532	80.03	704
150,000.01 - 175,000.00	136	$21,979,649.00	5.36	$161,615.07	6.504	80.38	700
175,000.01 - 200,000.00	122	$22,876,556.00	5.58	$187,512.75	6.408	78.31	689
200,000.01 - 225,000.00	110	$23,348,781.00	5.69	$212,261.65	6.369	79.41	690
225,000.01 - 250,000.00	72	$17,245,747.00	4.21	$239,524.26	6.310	75.75	701
250,000.01 - 275,000.00	82	$21,492,972.00	5.24	$262,109.41	6.434	79.53	700
275,000.01 - 300,000.00	77	$22,198,709.00	5.41	$288,294.92	6.249	75.48	705
300,000.01 - 333,700.00	62	$19,645,860.00	4.79	$316,868.71	6.195	76.71	709
333,700.01 - 350,000.00	36	$12,337,720.00	3.01	$342,714.44	6.164	76.18	701
350,000.01 - 600,000.00	283	$124,488,340.00	30.36	$439,888.13	6.174	77.80	706
600,000.01 - 1,000,000.00	63	$48,293,939.00	11.78	$766,570.46	6.078	71.40	722
1,000,000.01 >=	11	$17,085,900.00	4.17	$1,553,263.64	5.667	59.16	729
Total:	1,593	$410,023,982.00	100.00	$257,391.07	6.271	76.88	706

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	15	$661,350.97	0.16	$44,090.06	7.143	69.66	709
50,000.01 - 75,000.00	52	$3,449,247.15	0.84	$66,331.68	6.875	81.09	707
75,000.01 - 100,000.00	108	$9,505,999.90	2.32	$88,018.52	6.665	80.13	697
100,000.01 - 125,000.00	195	$22,018,056.89	5.38	$112,913.11	6.627	84.78	703
125,000.01 - 150,000.00	170	$23,350,537.98	5.71	$137,356.11	6.544	80.12	704
150,000.01 - 175,000.00	142	$22,989,673.55	5.62	$161,899.11	6.519	80.63	700
175,000.01 - 200,000.00	117	$21,970,378.17	5.37	$187,781.01	6.367	78.13	688
200,000.01 - 225,000.00	110	$23,331,783.88	5.70	$212,107.13	6.387	78.98	691
225,000.01 - 250,000.00	70	$16,739,905.56	4.09	$239,141.51	6.293	76.04	702
250,000.01 - 275,000.00	86	$22,536,013.16	5.51	$262,046.66	6.425	79.54	698
275,000.01 - 300,000.00	74	$21,328,126.71	5.21	$288,217.93	6.239	74.84	707
300,000.01 - 333,700.00	65	$20,617,880.12	5.04	$317,198.16	6.207	76.95	708
333,700.01 - 350,000.00	35	$12,018,547.30	2.94	$343,387.07	6.158	76.53	704
350,000.01 - 600,000.00	280	$123,145,624.23	30.11	$439,805.80	6.173	77.83	706
600,000.01 - 1,000,000.00	63	$48,242,511.03	11.80	$765,754.14	6.078	71.40	722
1,000,000.01 >=	11	$17,070,978.62	4.17	$1,551,907.15	5.667	59.17	729
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
4.500 - 4.999	2	$2,184,105.85	0.53	$1,092,052.93	4.767	76.50	760
5.000 - 5.499	48	$21,008,982.02	5.14	$437,687.13	5.188	61.99	737
5.500 - 5.999	387	$125,631,013.79	30.72	$324,627.94	5.794	70.10	720
6.000 - 6.499	467	$120,234,061.43	29.40	$257,460.52	6.215	77.05	704
6.500 - 6.999	432	$92,443,441.35	22.60	$213,989.45	6.662	83.46	689
7.000 - 7.499	129	$26,931,590.15	6.59	$208,772.02	7.173	87.47	695
7.500 - 7.999	97	$15,205,622.00	3.72	$156,758.99	7.674	87.78	686
8.000 - 8.499	21	$3,955,232.47	0.97	$188,344.40	8.114	94.29	668
8.500 - 8.999	8	$1,222,569.19	0.30	$152,821.15	8.713	89.89	656
10.000 - 10.499	1	$133,963.52	0.03	$133,963.52	10.000	95.00	656
12.000 - 12.499	1	$26,033.45	0.01	$26,033.45	12.000	90.00	631
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
180	68	$16,154,584.84	3.95	$237,567.42	5.709	62.77	707
240	14	$3,761,581.50	0.92	$268,684.39	5.996	59.72	682
360	1,511	$389,060,448.88	95.13	$257,485.41	6.297	77.64	706
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
121 - 180	68	$16,154,584.84	3.95	$237,567.42	5.709	62.77	707
181 - 240	14	$3,761,581.50	0.92	$268,684.39	5.996	59.72	682
301 - 360	1,511	$389,060,448.88	95.13	$257,485.41	6.297	77.64	706
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
GEMICO	12	$2,014,838.90	0.49	$167,903.24	6.898	91.506	699.196
MGIC	5	$942,206.60	0.23	$188,441.32	6.611	89.713	706.299
No MI	1,472	$387,232,805.10	94.68	$263,065.76	6.238	76.032	705.491
PMI Mortgage Insurance	26	$5,550,346.97	1.36	$213,474.88	6.926	91.287	712.416
Radian Guaranty	17	$2,737,739.64	0.67	$161,043.51	6.911	89.721	686.442
Republic Mortgage Insurance	3	$489,246.00	0.12	$163,082.00	7.690	91.536	718.955
Triad Guaranty Insurance Co.	5	$697,384.62	0.17	$139,476.92	7.476	92.837	731.502
United Guaranty	53	$9,312,047.39	2.28	$175,699.01	6.730	93.625	714.243
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1st Lien	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	314	$90,408,608.00	22.11	$287,925.50	6.018	74.89	714
2	462	$116,848,490.44	28.57	$252,918.81	6.285	77.42	705
3	584	$147,339,245.77	36.03	$252,293.23	6.315	77.64	702
4	200	$48,941,201.98	11.97	$244,706.01	6.536	76.68	702
5	30	$5,170,112.58	1.26	$172,337.09	6.548	80.19	712
6	2	$154,296.69	0.04	$77,148.35	6.366	82.76	679
7	1	$114,659.77	0.03	$114,659.77	8.400	70.24	533
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
<= 25.00	14	$2,649,165.14	0.65	$189,226.08	6.570	17.37	696
25.01 - 30.00	13	$1,698,092.47	0.42	$130,622.50	5.889	27.09	713
30.01 - 35.00	16	$3,607,554.68	0.88	$225,472.17	5.918	32.91	689
35.01 - 40.00	24	$4,991,827.58	1.22	$207,992.82	5.905	37.76	717
40.01 - 45.00	37	$10,340,798.43	2.53	$279,481.04	5.923	42.85	711
45.01 - 50.00	54	$11,300,782.65	2.76	$209,273.75	5.934	47.47	722
50.01 - 55.00	51	$17,500,858.59	4.28	$343,154.09	5.904	52.74	732
55.01 - 60.00	78	$24,802,578.85	6.06	$317,981.78	5.920	58.03	694
60.01 - 65.00	113	$37,984,796.33	9.29	$336,148.64	5.895	63.54	707
65.01 - 70.00	79	$24,408,725.26	5.97	$308,971.21	6.205	68.88	706
70.01 - 75.00	81	$25,467,326.29	6.23	$314,411.44	6.195	73.21	708
75.01 - 80.00	317	$94,328,930.40	23.06	$297,567.60	6.274	79.40	704
80.01 - 85.00	25	$8,528,566.50	2.09	$341,142.66	6.433	84.39	662
85.01 - 90.00	149	$37,499,850.34	9.17	$251,676.85	6.569	89.55	707
90.01 - 95.00	190	$39,063,824.79	9.55	$205,599.08	6.701	94.75	704
95.01 - 100.00	352	$64,802,936.92	15.85	$184,099.25	6.481	99.93	707
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Primary	1,275	$343,857,080.43	84.08	$269,691.83	6.206	77.01	705
Investment	253	$49,980,511.16	12.22	$197,551.43	6.587	74.44	715
Second Home	65	$15,139,023.64	3.70	$232,908.06	6.708	82.14	701
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Single Family Residence	997	$266,781,818.60	65.23	$267,584.57	6.219	75.13	704
PUD	388	$86,769,253.20	21.22	$223,632.10	6.354	83.82	707
2-4 Family	115	$37,028,361.82	9.05	$321,985.75	6.346	70.54	712
Condo	93	$18,397,181.61	4.50	$197,819.16	6.487	82.41	709
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Refinance - Cashout	637	$193,996,736.82	47.43	$304,547.47	6.188	68.46	696
Purchase	806	$171,817,442.85	42.01	$213,173.01	6.421	87.67	716
Refinance - Rate Term	150	$43,162,435.56	10.55	$287,749.57	6.047	71.84	710
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Full Documentation	422	$110,229,959.69	26.95	$261,208.44	6.167	80.78	714
Stated Documentation	722	$189,218,123.44	46.27	$262,074.96	6.298	79.21	701
No Income No Asset	339	$76,377,195.29	18.68	$225,301.46	6.285	65.66	704
No Ratio	110	$33,151,336.80	8.11	$301,375.79	6.431	76.55	709
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
15YR FXD -120 MONTH IO	1	$1,880,000.00	0.46	$1,880,000.00	4.750	80.00	755
30YR FXD - 60 MONTH IO	11	$3,783,160.00	0.93	$343,923.64	6.294	82.66	670
30YR FXD -120 MONTH IO	804	$226,343,671.00	55.34	$281,521.98	6.301	79.32	708
Fixed Rate Loans	777	$176,969,784.23	43.27	$227,760.34	6.249	73.61	703
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

** For ARM loans please break out 2/28, 3/27, 5/25 by percentage
** For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
California	498	$166,878,668.84	40.80	$335,097.73	5.979	69.75	712
Georgia	308	$62,165,875.74	15.20	$201,837.26	6.231	88.32	717
New York	128	$45,015,687.69	11.01	$351,685.06	6.407	74.38	689
Other	659	$134,916,382.96	32.99	$204,728.96	6.605	81.28	698
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
No Prepay Penalty	444	$112,625,332.41	27.54	$253,660.66	6.448	76.23	705
Prepay Penalty	1,149	$296,351,282.81	72.46	$257,921.05	6.204	77.13	706
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	444	$112,625,332.41	27.54	$253,660.66	6.448	76.23	705
6	8	$2,919,590.08	0.71	$364,948.76	5.875	69.25	714
12	146	$47,929,345.26	11.72	$328,283.19	6.403	75.25	691
24	157	$34,669,242.41	8.48	$220,823.20	6.470	80.67	706
36	727	$181,531,913.66	44.39	$249,700.02	6.124	76.06	706
60	111	$29,301,191.40	7.16	$263,974.70	6.090	83.46	727
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
520 - 539	1	$114,659.77	0.03	$114,659.77	8.400	70.24	533
580 - 599	9	$1,670,364.04	0.41	$185,596.00	6.779	59.44	585
600 - 619	11	$3,178,003.53	0.78	$288,909.41	6.356	75.55	609
620 - 639	135	$33,653,064.81	8.23	$249,281.96	6.491	73.35	631
640 - 659	199	$44,144,134.82	10.79	$221,829.82	6.560	77.47	650
660 - 679	217	$49,894,337.40	12.20	$229,927.82	6.435	80.37	670
680 - 699	260	$66,494,983.96	16.26	$255,749.94	6.387	79.17	689
700 - 719	172	$45,887,530.79	11.22	$266,787.97	6.223	75.20	709
720 - 739	184	$51,446,885.00	12.58	$279,602.64	6.053	78.05	729
740 - 759	156	$39,430,231.37	9.64	$252,757.89	6.079	78.45	749
760 - 779	130	$39,127,751.79	9.57	$300,982.71	6.064	74.83	770
780 - 799	96	$28,656,333.07	7.01	$298,503.47	6.028	72.74	787
800 +	23	$5,278,334.88	1.29	$229,492.82	6.006	68.63	805
Total:	1,593	$408,976,615.23	100.00	$256,733.59	6.271	76.89	706

OPMAC05_4

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	7	$306,274.00	0.04	$43,753.43	6.834	72.93	724
50,000.01 - 75,000.00	34	$2,206,177.00	0.27	$64,887.56	6.641	85.85	703
75,000.01 - 100,000.00	132	$11,962,039.00	1.45	$90,621.51	6.445	88.96	701
100,000.01 - 125,000.00	239	$27,255,437.00	3.31	$114,039.49	6.547	90.21	706
125,000.01 - 150,000.00	313	$43,109,560.00	5.23	$137,730.22	6.378	91.29	707
150,000.01 - 175,000.00	240	$38,831,815.00	4.72	$161,799.23	6.326	90.29	700
175,000.01 - 200,000.00	213	$39,883,310.00	4.84	$187,245.59	6.302	89.26	703
200,000.01 - 225,000.00	193	$41,075,000.00	4.99	$212,823.83	6.224	87.78	696
225,000.01 - 250,000.00	182	$43,482,002.00	5.28	$238,912.10	6.071	87.42	701
250,000.01 - 275,000.00	168	$44,109,879.00	5.36	$262,558.80	6.128	86.94	700
275,000.01 - 300,000.00	172	$49,540,889.00	6.02	$288,028.42	6.090	85.69	703
300,000.01 - 333,700.00	167	$52,963,688.00	6.43	$317,147.83	6.066	87.91	702
333,700.01 - 350,000.00	81	$27,709,385.00	3.36	$342,091.17	6.125	88.60	694
350,000.01 - 600,000.00	619	$273,465,420.00	33.21	$441,785.82	6.101	87.22	702
600,000.01 - 1,000,000.00	142	$102,435,799.00	12.44	$721,378.87	6.132	81.47	710
1,000,000.01 >=	17	$25,187,650.00	3.06	$1,481,626.47	5.823	61.93	726
Total:	**2,919**	**$823,524,324.00**	**100.00**	**$282,125.50**	**6.157**	**86.33**	**704**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	7	$306,274.00	0.04	$43,753.43	6.834	72.93	724
50,000.01 - 75,000.00	34	$2,206,177.00	0.27	$64,887.56	6.641	85.85	703
75,000.01 - 100,000.00	132	$11,962,039.00	1.45	$90,621.51	6.445	88.96	701
100,000.01 - 125,000.00	239	$27,255,437.00	3.31	$114,039.49	6.547	90.21	706
125,000.01 - 150,000.00	313	$43,109,560.00	5.23	$137,730.22	6.378	91.29	707
150,000.01 - 175,000.00	240	$38,831,815.00	4.72	$161,799.23	6.326	90.29	700
175,000.01 - 200,000.00	213	$39,883,310.00	4.84	$187,245.59	6.302	89.26	703
200,000.01 - 225,000.00	193	$41,075,000.00	4.99	$212,823.83	6.224	87.78	696
225,000.01 - 250,000.00	182	$43,482,002.00	5.28	$238,912.10	6.071	87.42	701
250,000.01 - 275,000.00	168	$44,109,879.00	5.36	$262,558.80	6.128	86.94	700
275,000.01 - 300,000.00	172	$49,540,889.00	6.02	$288,028.42	6.090	85.69	703
300,000.01 - 333,700.00	167	$52,963,688.00	6.43	$317,147.83	6.066	87.91	702
333,700.01 - 350,000.00	81	$27,709,385.00	3.36	$342,091.17	6.125	88.60	694
350,000.01 - 600,000.00	619	$273,465,420.00	33.21	$441,785.82	6.101	87.22	702
600,000.01 - 1,000,000.00	142	$102,435,799.00	12.44	$721,378.87	6.132	81.47	710
1,000,000.01 >=	17	$25,187,650.00	3.06	$1,481,626.47	5.823	61.93	726
Total:	**2,919**	**$823,524,324.00**	**100.00**	**$282,125.50**	**6.157**	**86.33**	**704**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
3.500 - 3.999	1	$274,899.00	0.03	$274,899.00	3.875	80.00	707
4.000 - 4.499	3	$634,735.00	0.08	$211,578.33	4.205	85.42	694
4.500 - 4.999	46	$16,446,000.00	2.00	$357,521.74	4.770	81.73	738
5.000 - 5.499	243	$78,017,265.00	9.47	$321,058.70	5.209	82.50	725
5.500 - 5.999	787	$258,347,724.00	31.37	$328,269.03	5.762	83.98	715
6.000 - 6.499	825	$223,253,060.00	27.11	$270,609.77	6.207	87.41	701
6.500 - 6.999	657	$161,206,654.00	19.58	$245,367.81	6.661	89.06	688
7.000 - 7.499	222	$55,111,126.00	6.69	$248,248.32	7.176	89.81	686
7.500 - 7.999	96	$21,548,490.00	2.62	$224,463.44	7.673	89.45	675
8.000 - 8.499	27	$6,095,303.00	0.74	$225,751.96	8.149	92.13	678
8.500 - 8.999	9	$1,916,868.00	0.23	$212,985.33	8.608	85.60	680
9.000 - 9.499	2	$272,200.00	0.03	$136,100.00	9.293	98.05	618
9.500 - 9.999	1	$400,000.00	0.05	$400,000.00	9.875	94.12	609
Total:	**2,919**	**$823,524,324.00**	**100.00**	**$282,125.50**	**6.157**	**86.33**	**704**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
180	1	$1,880,000.00	0.23	$1,880,000.00	4.750	80.00	755
360	2,918	$821,644,324.00	99.77	$281,577.90	6.160	86.34	703
Total:	**2,919**	**$823,524,324.00**	**100.00**	**$282,125.50**	**6.157**	**86.33**	**704**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
121 - 180	1	$1,880,000.00	0.23	$1,880,000.00	4.750	80.00	755
301 - 360	2,918	$821,644,324.00	99.77	$281,577.90	6.160	86.34	703
Total:	**2,919**	**$823,524,324.00**	**100.00**	**$282,125.50**	**6.157**	**86.33**	**704**

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
GEMICO	7	$1,710,568.00	0.21	$244,366.86	6.876	90.630	688.913
MGIC	6	$1,326,100.00	0.16	$221,016.67	6.389	90.083	694.143
MI (Company Unknown at Bid)	1	$114,000.00	0.01	$114,000.00	7.375	95.000	735.000
No MI	2,724	$782,510,541.00	95.02	$287,265.25	6.130	86.008	703.188
PMI Mortgage Insurance	46	$10,789,013.00	1.31	$234,543.76	6.823	91.343	711.319
Radian Guaranty	20	$4,116,453.00	0.50	$205,822.65	6.693	89.105	681.176
Republic Mortgage Insurance	1	$153,800.00	0.02	$153,800.00	7.375	95.000	655.000
Triad Guaranty Insurance Co.	4	$913,956.00	0.11	$228,489.00	6.716	95.178	689.093
United Guaranty	110	$21,889,893.00	2.66	$198,999.03	6.572	93.699	718.747
Total:	**2,919**	**$823,524,324.00**	**100.00**	**$282,125.50**	**6.157**	**86.33**	**704**

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1st Lien	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	584	$163,838,812.00	19.89	$280,545.91	6.106	86.07	705
2	867	$240,784,662.00	29.24	$277,721.64	6.188	86.95	702
3	1,015	$290,067,512.00	35.22	$285,780.80	6.142	87.17	704
4	345	$99,931,183.00	12.13	$289,655.60	6.292	84.43	701
5	104	$28,052,955.00	3.41	$269,739.95	5.873	80.71	710
6	4	$849,200.00	0.10	$212,300.00	5.348	79.23	703
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
<= 25.00	11	$2,553,500.00	0.31	$232,136.36	6.621	16.73	688
25.01 - 30.00	3	$364,400.00	0.04	$121,466.67	4.956	27.29	727
30.01 - 35.00	9	$2,462,673.00	0.30	$273,630.33	5.990	32.72	703
35.01 - 40.00	13	$3,772,900.00	0.46	$290,223.08	5.812	38.22	721
40.01 - 45.00	23	$7,569,590.00	0.92	$329,112.61	5.891	43.25	702
45.01 - 50.00	24	$8,028,550.00	0.97	$334,522.92	5.861	47.68	728
50.01 - 55.00	41	$16,344,490.00	1.98	$398,646.10	5.871	52.65	722
55.01 - 60.00	48	$17,844,200.00	2.17	$371,754.17	5.735	58.24	710
60.01 - 65.00	97	$38,466,800.00	4.67	$396,564.95	5.790	63.80	707
65.01 - 70.00	93	$30,140,551.00	3.66	$324,091.95	5.977	69.11	709
70.01 - 75.00	101	$33,867,792.00	4.11	$335,324.67	6.073	73.47	710
75.01 - 80.00	460	$140,279,374.00	17.03	$304,955.16	6.110	79.55	708
80.01 - 85.00	65	$24,921,440.00	3.03	$383,406.77	6.217	84.16	678
85.01 - 90.00	379	$109,810,261.00	13.33	$289,736.84	6.437	89.70	694
90.01 - 95.00	489	$118,393,688.00	14.38	$242,113.88	6.440	94.76	702
95.01 - 100.00	1,063	$268,704,115.00	32.63	$252,779.04	6.085	99.94	704
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Primary	2,309	$698,596,712.00	84.83	$302,553.79	6.086	86.69	702
Investment	471	$91,732,859.00	11.14	$194,761.91	6.516	83.15	717
Second Home	139	$33,194,753.00	4.03	$238,811.17	6.660	87.40	703
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Single Family Residence	1,534	$470,880,245.00	57.18	$306,962.35	6.112	84.03	702
PUD	929	$222,974,272.00	27.08	$240,015.36	6.201	91.28	704
2-4 Family	133	$47,384,171.00	5.75	$356,271.96	6.415	80.03	699
Condo	323	$82,285,636.00	9.99	$254,754.29	6.146	89.66	711
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Refinance - Cashout	691	$234,815,918.00	28.51	$339,820.43	6.203	74.25	688
Purchase	2,042	$528,834,578.00	64.22	$258,978.74	6.172	92.61	709
Refinance - Rate Term	186	$59,873,828.00	7.27	$321,902.30	5.839	78.20	718
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Full Documentation	693	$178,888,752.00	21.72	$258,136.73	5.955	86.97	717
Stated Documentation	1,695	$490,247,102.00	59.53	$289,231.33	6.192	88.52	699
No Income No Asset	302	$82,038,721.00	9.96	$271,651.39	6.245	71.65	703
No Ratio	229	$72,349,749.00	8.79	$315,937.77	6.313	86.50	705
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
10/6 MONTH LIBOR -120 MONTH IO	34	$11,477,458.00	1.39	$337,572.29	5.671	80.75	754
15YR FXD -120 MONTH IO	1	$1,880,000.00	0.23	$1,880,000.00	4.750	80.00	755
2/6 MONTH LIBOR - 60 MONTH IO	116	$35,944,676.00	4.36	$309,867.90	6.465	84.52	656
2/6 MONTH LIBOR -120 MONTH IO	683	$191,848,931.00	23.30	$280,891.55	6.126	92.32	692
30YR FXD - 60 MONTH IO	11	$3,783,160.00	0.46	$343,923.64	6.294	82.66	670
30YR FXD -120 MONTH IO	804	$226,343,671.00	27.48	$281,521.98	6.301	79.32	708
3/6 MONTH LIBOR - 24 MONTH IO	1	$300,667.00	0.04	$300,667.00	5.875	80.00	741
3/6 MONTH LIBOR - 60 MONTH IO	22	$6,717,954.00	0.82	$305,361.55	6.382	85.82	681
3/6 MONTH LIBOR -120 MONTH IO	112	$32,232,351.00	3.91	$287,788.85	5.980	85.92	716
5/6 MONTH LIBOR - 36 MONTH IO	2	$584,650.00	0.07	$292,325.00	5.991	94.80	664
5/6 MONTH LIBOR - 60 MONTH IO	118	$43,752,175.00	5.31	$370,781.14	6.079	88.98	707
5/6 MONTH LIBOR -120 MONTH IO	833	$205,436,290.00	24.95	$246,622.20	6.152	88.97	710
6 MONTH LIBOR - 60 MONTH IO	10	$3,130,261.00	0.38	$313,026.10	5.552	80.95	706
6 MONTH LIBOR -120 MONTH IO	80	$27,196,974.00	3.30	$339,962.18	5.713	84.81	712
7/6 MONTH LIBOR - 84 MONTH IO	16	$5,792,150.00	0.70	$362,009.38	5.699	87.07	724
7/6 MONTH LIBOR -120 MONTH IO	48	$17,400,956.00	2.11	$362,519.92	5.773	83.85	734
Interest Only - ARM - 2 Year/6 Month	8	$2,427,350.00	0.29	$303,418.75	6.479	91.55	706
Interest Only - ARM - 3 Year/6 Month	20	$7,274,650.00	0.88	$363,732.50	6.319	90.31	684
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

** For ARM loans please break out 2/28, 3/27, 5/25 by percentage
** For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
California	1,106	$409,759,190.00	49.76	$370,487.51	5.980	84.76	704
Georgia	659	$128,700,179.00	15.63	$195,296.17	6.005	91.87	716
Florida	257	$53,873,683.00	6.54	$209,625.23	6.648	89.16	702
Other	897	$231,191,272.00	28.07	$257,738.32	6.440	85.35	696
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
No Prepay Penalty	695	$216,181,081.00	26.25	$311,051.92	6.389	84.51	703
Prepay Penalty	2,224	$607,343,243.00	73.75	$273,085.99	6.074	86.97	704
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	695	$216,181,081.00	26.25	$311,051.92	6.389	84.51	703
6	26	$10,387,890.00	1.26	$399,534.23	6.005	77.95	729
12	205	$73,085,067.00	8.87	$356,512.52	6.207	84.66	699
24	804	$220,488,255.00	26.77	$274,239.12	6.101	90.59	696
36	954	$240,981,474.00	29.26	$252,601.13	6.064	84.75	705
60	235	$62,400,557.00	7.58	$265,534.29	5.871	87.02	729
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
580 - 599	20	$5,273,850.00	0.64	$263,692.50	6.895	83.24	588
600 - 619	37	$12,511,800.00	1.52	$338,156.76	6.699	82.96	608
620 - 639	219	$55,731,365.00	6.77	$254,481.12	6.594	86.93	630
640 - 659	324	$85,830,975.00	10.42	$264,910.42	6.372	87.17	650
660 - 679	400	$112,921,468.00	13.71	$282,303.67	6.298	88.30	670
680 - 699	475	$134,793,416.00	16.37	$283,775.61	6.186	87.30	688
700 - 719	359	$107,816,444.00	13.09	$300,324.36	6.074	85.96	709
720 - 739	352	$103,112,220.00	12.52	$292,932.44	5.957	85.62	729
740 - 759	310	$81,353,944.00	9.88	$262,432.08	5.980	87.05	749
760 - 779	239	$69,871,545.00	8.48	$292,349.56	5.918	84.06	769
780 - 799	145	$43,798,937.00	5.32	$302,061.63	5.931	82.79	788
800 +	39	$10,508,360.00	1.28	$269,445.13	5.857	83.16	807
Total:	2,919	$823,524,324.00	100.00	$282,125.50	6.157	86.33	704

UBS Investment Bank

OPMAC05-4
All records

PREPAYTYPE	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	272	90,038,049	8.40%	331,022.24	6.308%	74.32%	356	353	3	39.97%	692
12M	27	9,188,672	0.86	340,321.17	5.888	66.63	360	357	3	36.72	722
12S	14	5,598,564	0.52	399,897.43	5.881	71.44	335	331	3	33.25	728
24H	661	178,583,359	16.66	270,171.50	6.094	78.77	360	357	2	37.86	689
24M	268	63,026,239	5.88	235,172.53	6.304	77.84	359	357	3	37.94	702
24S	29	8,829,024	0.82	304,449.10	6.257	72.63	360	357	3	35.13	716
36H	1,058	255,339,690	23.82	241,341.86	6.060	73.45	355	353	2	36.84	703
36M	208	51,639,945	4.82	248,268.97	6.200	73.98	356	353	3	38.28	708
36S	56	16,762,315	1.56	299,327.05	6.079	72.49	360	357	3	34.87	722
60H	109	20,553,231	1.92	188,561.76	6.248	77.72	358	356	2	36.73	699
60M	39	7,836,974	0.73	200,948.04	6.331	79.15	356	353	3	40.36	712
60S	136	44,433,068	4.15	326,713.74	5.662	75.97	359	357	2	32.96	745
6H	16	5,252,178	0.49	328,261.13	6.037	67.50	360	357	3	37.33	738
6M	15	6,047,855	0.56	403,190.35	5.863	67.78	360	358	2	31.02	729
6S	3	1,098,450	0.10	366,150.00	6.041	79.70	360	357	3	43.25	701
No PPP	1,084	307,510,391	28.69	283,681.17	6.439	76.22	356	353	3	38.81	697
Total:	3,995	1,071,738,004	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

UBS Investment Bank

OPMAC05-4
GROUPI

PREPAYTYPE	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	190	69,161,675	8.18%	364,008.81	6.244%	75.40%	355	352	3	39.59%	693
12M	20	7,514,499	0.89	375,724.93	5.826	68.91	360	357	3	37.26	722
12S	14	5,598,564	0.66	399,897.43	5.881	71.44	335	331	3	33.25	728
24H	594	167,310,419	19.80	281,667.37	6.075	79.09	360	357	2	37.96	688
24M	210	53,962,704	6.38	256,965.26	6.233	78.17	359	356	3	37.96	701
24S	26	8,246,566	0.98	317,175.60	6.283	73.88	360	357	3	35.87	719
36H	618	174,954,062	20.70	283,097.19	5.949	74.07	353	351	2	36.76	706
36M	95	31,206,173	3.69	328,486.03	5.988	74.36	353	350	3	37.60	709
36S	43	14,406,999	1.70	335,046.50	6.008	72.62	360	357	3	34.25	721
60H	56	11,527,529	1.36	205,848.74	6.181	77.26	357	355	2	35.01	702
60M	27	5,684,174	0.67	210,524.95	6.281	78.76	354	351	3	40.58	709
60S	116	39,911,134	4.72	344,061.50	5.613	76.08	359	356	2	32.93	744
6H	15	5,176,319	0.61	345,087.90	6.034	67.32	360	357	3	38.01	739
6M	11	5,051,375	0.60	459,215.89	5.891	67.21	360	358	2	30.15	731
6S	3	1,098,450	0.13	366,150.00	6.041	79.70	360	357	3	43.25	701
No PPP	742	244,345,760	28.91	329,306.95	6.404	76.83	355	353	3	38.71	695
Total:	2,780	845,156,398	100.00%	304,013.09	6.142%	76.25%	356	354	2	37.58%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

UBS Investment Bank

OPMAC05-4
GROUPII

PREPAYTYPE	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	82	20,876,375	9.21%	254,589.93	6.519%	70.75%	360	357	3	41.27%	688
12M	7	1,674,173	0.74	239,167.58	6.167	56.41	360	357	3	33.03	720
24H	67	11,272,940	4.98	168,252.84	6.380	73.99	360	358	2	36.21	704
24M	58	9,063,536	4.00	156,267.85	6.727	75.90	360	357	3	37.74	706
24S	3	582,458	0.26	194,152.76	5.886	54.84	360	357	3	20.83	673
36H	440	80,385,628	35.48	182,694.61	6.302	72.09	360	358	2	37.02	698
36M	113	20,433,772	9.02	180,829.84	6.524	73.41	360	357	3	39.59	707
36S	13	2,355,315	1.04	181,178.11	6.513	71.71	360	357	3	40.45	728
60H	53	9,025,702	3.98	170,296.27	6.334	78.29	360	358	2	39.45	695
60M	12	2,152,800	0.95	179,400.01	6.465	80.19	360	357	3	39.59	720
60S	20	4,521,935	2.00	226,096.73	6.092	74.93	360	358	2	33.23	749
6H	1	75,860	0.03	75,859.54	6.250	79.58	360	357	3	12.52	707
6M	4	996,481	0.44	249,120.14	5.722	70.70	360	357	3	37.07	717
No PPP	342	63,164,632	27.88	184,691.91	6.573	73.83	360	357	3	39.23	702
Total:	1,215	226,581,606	100.00%	186,486.92	6.434%	73.03%	360	357	3	38.23%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	954	$170,676,202.27	64.63%	178,905.87	6.288%	78.99%	358	356	2	37.18%	704
Non-Conforming	177	93,397,519.40	35.37	527,669.60	6.099	76.26	358	355	3	36.44	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

AVG UPB: $233,486.93
MIN UPB: $40,000.00
MAX UPB: $1,252,078.62
GROSS WAC: 6.2209683065%
MIN RATE: 3.875%
MAX RATE: 9.125%
MIN ORIG LTV: 15.56%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 177
MAX WAM: 359
% SF/PUD: 100.00%
% FULL/ALT: 25.92%
% CASHOUT: 14.45%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 10.68%
WA LTV: 78.02%
% FICO > 679: 68.64%
% NO FICO: 0.00%
WA FICO: 703
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 76.16%
CALIFORNIA %: 23.80%
NORTH CA. %: 5.22%
SOUTH CA. %: 18.58%
ARM%: 67.14%
FIXED%: 32.86%
IO%: 84.44%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	13	$4,246,308.00	1.61%	326,639.08	5.657%	80.29%	360	357	3	30.84%	755
15YR FXD	11	2,917,790.95	1.10	265,253.72	5.712	56.51	180	177	3	20.05	697
2/6 MONTH LIBOR	22	4,251,982.95	1.61	193,271.95	6.836	85.75	360	358	2	36.11	654
2/6 MONTH LIBOR - 24 MONTH IO	2	644,750.00	0.24	322,375.00	6.341	77.26	360	356	4	45.07	688
2/6 MONTH LIBOR - 60 MONTH IO	17	6,213,500.00	2.35	365,500.00	6.507	82.53	360	357	3	43.38	643
2/6 MONTH LIBOR -120 MONTH IO	199	50,230,736.00	19.02	252,415.76	6.266	80.14	360	358	2	38.72	699
30YR FXD	155	30,704,611.25	11.63	198,094.27	6.331	73.98	360	357	3	37.64	706
30YR FXD - 60 MONTH IO	1	115,200.00	0.04	115,200.00	5.000	90.00	360	357	3	44.89	668
30YR FXD -120 MONTH IO	221	53,031,651.00	20.08	239,962.22	6.405	75.83	360	358	2	36.09	708
3/6 MONTH LIBOR	1	192,079.99	0.07	192,079.99	6.807	90.00	360	357	3	33.48	665
3/6 MONTH LIBOR - 36 MONTH IO	2	312,900.00	0.12	156,450.00	5.981	75.74	360	357	3	52.99	721
3/6 MONTH LIBOR - 60 MONTH IO	3	874,800.00	0.33	291,600.00	6.449	84.71	360	358	2	31.82	651
3/6 MONTH LIBOR -120 MONTH IO	31	8,038,518.00	3.04	259,307.03	5.979	78.75	360	357	3	36.21	709
5/6 MONTH LIBOR	10	2,217,646.51	0.84	221,764.65	6.439	81.98	360	357	3	38.58	686
5/6 MONTH LIBOR - 36 MONTH IO	1	359,650.00	0.14	359,650.00	5.750	76.52	360	356	4	30.56	681
5/6 MONTH LIBOR - 60 MONTH IO	19	6,878,275.00	2.60	362,014.47	5.986	79.72	360	357	3	37.95	695
5/6 MONTH LIBOR -120 MONTH IO	370	77,682,079.00	29.42	209,951.56	6.197	78.73	360	358	2	36.96	706
6 MONTH LIBOR - 60 MONTH IO	1	220,000.00	0.08	220,000.00	7.000	80.00	360	357	3	33.05	761
6 MONTH LIBOR -120 MONTH IO	31	8,359,599.00	3.17	269,664.48	5.471	80.43	360	356	4	34.26	704
7/6 MONTH LIBOR	3	815,338.02	0.31	271,779.34	5.409	80.00	360	358	2	27.28	771
7/6 MONTH LIBOR - 84 MONTH IO	1	500,000.00	0.19	500,000.00	5.999	80.00	360	357	3	39.50	746
7/6 MONTH LIBOR -120 MONTH IO	17	5,266,306.00	1.99	309,782.71	5.435	80.72	360	358	2	32.71	732
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	2	$80,000.00	0.03%	40,000.00	6.000%	22.45%	360	358	2	0.00%	751
$50,000.01 - $100,000.00	75	6,500,121.00	2.46	86,668.28	6.365	70.65	355	353	2	34.29	698
$100,000.01 - $150,000.00	327	42,187,340.00	15.96	129,013.27	6.433	78.72	359	357	2	36.59	711
$150,000.01 - $200,000.00	261	44,897,913.00	16.99	172,022.66	6.327	80.05	357	355	2	37.12	701
$200,000.01 - $250,000.00	127	28,264,915.00	10.69	222,558.39	6.199	79.43	358	356	2	37.29	699
$250,000.01 - $300,000.00	80	21,871,836.00	8.27	273,397.95	6.190	78.79	360	358	2	38.35	702
$300,000.01 - $350,000.00	68	21,915,702.00	8.29	322,289.74	6.079	79.78	357	355	3	38.83	706
$350,000.01 - $400,000.00	48	17,918,067.00	6.78	373,293.06	6.085	77.66	360	358	2	34.73	695
$400,000.01 - $450,000.00	41	17,436,100.00	6.60	425,270.73	6.093	78.50	360	358	2	39.42	709
$450,000.01 - $500,000.00	31	14,659,412.00	5.55	472,884.26	6.181	80.86	360	357	3	36.52	695
$500,000.01 - $550,000.00	10	5,198,150.00	1.97	519,815.00	6.031	78.24	360	357	3	36.72	706
$550,000.01 - $600,000.00	12	6,820,086.00	2.58	568,340.50	6.188	76.06	360	358	2	37.10	706
$600,000.01 - $650,000.00	22	13,956,750.00	5.28	634,397.73	6.189	74.65	360	358	2	37.60	694
$650,000.01 - $700,000.00	6	4,011,900.00	1.52	668,650.00	5.418	75.85	360	357	3	37.33	698
$700,000.01 - $750,000.00	8	5,779,750.00	2.19	722,468.75	5.969	78.68	360	357	3	34.86	735
$800,000.01 - $850,000.00	1	836,250.00	0.32	836,250.00	6.250	75.00	360	356	4	0.00	681
$850,000.01 - $900,000.00	3	2,636,000.00	1.00	878,666.67	6.165	70.25	360	358	2	37.27	704
$900,000.01 - $950,000.00	1	942,000.00	0.36	942,000.00	5.875	60.00	360	357	3	0.00	694
$950,000.01 - $1,000,000.00	5	4,969,999.00	1.88	993,999.80	6.822	64.15	360	357	3	36.86	713
$1,000,000.01 >=	3	3,432,500.00	1.30	1,144,166.67	5.897	68.19	294	291	3	22.84	693
Total:	1,131	$264,314,791.00	100.00%	233,700.08	6.221%	78.02%	358	356	2	36.92%	703

Minimum: $40,000.00
Maximum: $1,267,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	2	$80,000.00	0.03%	40,000.00	6.000%	22.45%	360	358	2	0.00%	751
$50,000.01 - $100,000.00	75	6,487,237.03	2.46	86,496.49	6.365	70.66	355	353	2	34.29	698
$100,000.01 - $150,000.00	327	42,140,787.58	15.96	128,870.91	6.432	78.72	359	357	2	36.60	711
$150,000.01 - $200,000.00	262	45,047,488.60	17.06	171,936.98	6.324	80.04	357	355	2	37.17	701
$200,000.01 - $250,000.00	126	28,039,882.36	10.62	222,538.75	6.202	79.43	358	356	2	37.22	700
$250,000.01 - $300,000.00	80	21,846,443.16	8.27	273,080.54	6.190	78.79	360	358	2	38.35	702
$300,000.01 - $350,000.00	68	21,898,606.84	8.29	322,038.34	6.079	79.79	358	355	3	38.83	706
$350,000.01 - $400,000.00	48	17,913,699.94	6.78	373,202.08	6.085	77.66	360	358	2	34.73	695
$400,000.01 - $450,000.00	41	17,415,685.39	6.60	424,772.81	6.093	78.51	360	358	2	39.42	709
$450,000.01 - $500,000.00	31	14,652,663.61	5.55	472,666.57	6.181	80.86	360	357	3	36.52	695
$500,000.01 - $550,000.00	10	5,194,548.93	1.97	519,454.89	6.031	78.24	360	357	3	36.70	706
$550,000.01 - $600,000.00	12	6,816,596.08	2.58	568,049.67	6.188	76.08	360	358	2	37.10	706
$600,000.01 - $650,000.00	22	13,956,750.00	5.29	634,397.73	6.189	74.65	360	358	2	37.60	694
$650,000.01 - $700,000.00	6	4,006,671.68	1.52	667,778.61	5.417	75.84	360	357	3	37.35	698
$700,000.01 - $750,000.00	8	5,774,832.86	2.19	721,854.11	5.970	78.68	360	357	3	34.86	735
$800,000.01 - $850,000.00	1	836,250.00	0.32	836,250.00	6.250	75.00	360	356	4	0.00	681
$850,000.01 - $900,000.00	3	2,636,000.00	1.00	878,666.67	6.165	70.25	360	358	2	37.27	704
$900,000.01 - $950,000.00	1	942,000.00	0.36	942,000.00	5.875	60.00	360	357	3	0.00	694
$950,000.01 - $1,000,000.00	5	4,969,999.00	1.88	993,999.80	6.822	64.15	360	357	3	36.86	713
$1,000,000.01 >=	3	3,417,578.62	1.29	1,139,192.87	5.898	68.24	294	291	3	22.89	693
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: $40,000.00
Maximum: $1,252,078.62

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.10%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	2	528,074.00	0.20	264,037.00	4.470	80.00	360	355	5	19.98	724
4.501% - 5.000%	22	7,409,541.85	2.81	336,797.36	4.892	76.04	353	350	3	33.03	727
5.001% - 5.500%	103	26,951,098.11	10.21	261,661.15	5.376	76.11	355	353	2	33.54	729
5.501% - 6.000%	323	86,583,952.29	32.79	268,061.77	5.857	76.28	357	355	2	36.68	713
6.001% - 6.500%	350	74,986,598.86	28.40	214,247.43	6.319	78.27	359	357	2	38.12	692
6.501% - 7.000%	200	39,649,236.91	15.01	198,246.18	6.803	81.43	359	357	3	38.64	690
7.001% - 7.500%	93	19,447,344.96	7.36	209,111.24	7.291	78.91	360	357	3	36.75	695
7.501% - 8.000%	25	5,613,569.42	2.13	224,542.78	7.776	83.70	360	358	2	38.73	684
8.001% - 8.500%	7	1,765,640.74	0.67	252,234.39	8.212	80.15	360	357	3	32.22	659
8.501% - 9.000%	4	757,565.52	0.29	189,391.38	8.780	87.66	360	358	2	41.19	659
9.001% - 9.500%	1	106,200.00	0.04	106,200.00	9.125	95.00	360	359	1	0.00	677
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 3.875%
Maximum: 9.125%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	11	$2,917,790.95	1.10%	265,253.72	5.712%	56.51%	180	177	3	20.05%	697
360	1,120	261,155,930.73	98.90	233,174.94	6.227	78.26	360	358	2	37.10	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	11	$2,917,790.95	1.10%	265,253.72	5.712%	56.51%	180	177	3	20.05%	697
301 - 360	1,120	261,155,930.73	98.90	233,174.94	6.227	78.26	360	358	2	37.10	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 177
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	230	$50,722,842.00	19.21%	220,534.10	6.152%	79.53%	359	358	1	36.23%	712
2	367	81,229,352.76	30.76	221,333.39	6.247	78.33	358	356	2	36.43	702
3	407	100,938,312.87	38.22	248,005.68	6.227	76.72	357	354	3	36.67	701
4	83	21,689,573.36	8.21	261,320.16	6.407	78.39	360	356	4	40.47	700
5	44	9,493,640.68	3.60	215,764.56	5.873	80.43	360	355	5	39.30	704
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 1
Maximum: 5

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	252	$58,558,828.07	22.18%	232,376.30	6.366%	75.37%	358	355	3	0.00%	708
1.001% - 6.000%	1	90,365.00	0.03	90,365.00	7.500	74.41	360	359	1	5.25	704
6.001% - 11.000%	3	320,739.58	0.12	106,913.19	6.817	80.24	360	358	2	8.32	675
11.001% - 16.000%	11	3,050,378.49	1.16	277,307.14	5.879	70.21	286	283	3	13.59	674
16.001% - 21.000%	32	9,391,070.03	3.56	293,470.94	5.998	67.98	354	352	2	18.71	726
21.001% - 26.000%	41	7,855,075.11	2.97	191,587.20	6.136	79.78	360	358	2	24.23	712
26.001% - 31.000%	84	19,343,252.64	7.32	230,276.82	5.920	78.06	359	356	2	28.59	720
31.001% - 36.000%	171	38,929,743.54	14.74	227,659.32	6.194	79.36	359	357	2	33.75	712
36.001% - 41.000%	246	58,009,566.64	21.97	235,811.25	6.151	79.82	359	357	2	38.59	698
41.001% - 46.000%	222	50,981,047.06	19.31	229,644.36	6.238	79.28	360	358	2	43.24	694
46.001% - 51.000%	60	15,008,415.53	5.68	250,140.26	6.603	80.79	360	357	3	48.32	685
51.001% - 56.000%	4	1,120,040.00	0.42	280,010.00	5.849	80.00	360	357	3	52.99	700
56.001% - 61.000%	3	1,282,300.00	0.49	427,433.33	6.015	74.80	360	356	4	57.11	659
66.001% - 71.000%	1	132,900.00	0.05	132,900.00	6.125	69.98	360	356	4	66.62	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 0.00%
Maximum: 66.62%
WADTI: 36.92%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
580 - 589	1	$204,772.38	0.08%	204,772.38	5.990%	57.22%	360	358	2	44.32%	584
590 - 599	6	1,307,839.55	0.50	217,973.26	6.919	79.30	360	358	2	42.52	593
600 - 609	3	1,136,500.00	0.43	378,833.33	6.993	90.56	360	358	2	38.79	603
610 - 619	3	915,700.00	0.35	305,233.33	6.855	90.42	360	359	1	32.72	613
620 - 629	32	6,480,857.77	2.45	202,526.81	6.554	79.24	360	358	2	37.94	625
630 - 639	65	15,987,867.98	6.05	245,967.20	6.580	73.25	345	342	3	35.64	635
640 - 649	50	10,173,782.59	3.85	203,475.65	6.564	77.81	360	357	3	40.36	645
650 - 659	57	12,790,777.91	4.84	224,399.61	6.331	78.96	357	355	3	39.86	655
660 - 669	66	16,472,468.90	6.24	249,582.86	6.413	79.39	360	357	3	38.22	664
670 - 679	76	17,350,942.65	6.57	228,301.88	6.420	78.22	360	358	2	37.70	674
680 - 689	113	29,003,646.71	10.98	256,669.44	6.231	78.35	359	356	3	39.36	684
690 - 699	85	20,562,025.31	7.79	241,906.18	6.295	77.34	360	358	2	33.46	694
700 - 709	79	19,983,977.45	7.57	252,961.74	6.122	80.01	360	358	2	38.67	704
710 - 719	50	11,167,771.53	4.23	223,355.43	6.160	78.31	360	357	3	39.66	714
720 - 729	79	18,774,884.72	7.11	237,656.77	5.999	79.01	360	358	2	36.53	725
730 - 739	68	16,219,690.42	6.14	238,524.86	5.941	78.23	360	358	2	37.91	734
740 - 749	67	14,053,423.69	5.32	209,752.59	5.964	78.57	358	356	2	33.37	744
750 - 759	65	13,653,568.95	5.17	210,054.91	6.129	78.21	359	356	2	36.61	754
760 - 769	53	12,636,189.20	4.79	238,418.66	6.104	77.67	360	358	2	33.97	766
770 - 779	48	10,840,392.48	4.11	225,841.51	5.810	75.73	355	352	2	35.42	775
780 - 789	35	8,404,730.60	3.18	240,135.16	6.092	77.48	360	358	2	30.26	784
790 - 799	19	4,292,366.55	1.63	225,914.03	6.190	73.59	341	338	3	33.34	793
800 - 809	8	1,142,996.33	0.43	142,874.54	6.097	76.24	335	333	2	30.85	803
810 - 819	3	516,548.00	0.20	172,182.67	6.171	67.22	360	358	2	23.06	814
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum FICO: 584
Maximum FICO: 816
WA FICO: 703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	2	$1,040,000.00	0.39%	520,000.00	7.327%	16.36%	360	357	3	19.73%	638
20.01% - 25.00%	1	85,000.00	0.03	85,000.00	5.875	20.86	360	359	1	44.71	713
25.01% - 30.00%	5	614,062.98	0.23	122,812.60	5.676	26.91	313	311	2	21.87	730
30.01% - 35.00%	2	177,877.15	0.07	88,938.57	6.111	32.85	260	257	3	0.00	687
35.01% - 40.00%	4	626,400.00	0.24	156,600.00	5.902	36.43	360	357	3	28.41	718
40.01% - 45.00%	6	1,327,962.78	0.50	221,327.13	5.894	42.45	360	357	3	33.12	683
45.01% - 50.00%	12	2,255,640.63	0.85	187,970.05	5.782	47.44	310	307	2	28.40	736
50.01% - 55.00%	11	3,216,333.29	1.22	292,393.94	5.903	51.81	360	358	2	25.86	750
55.01% - 60.00%	17	6,074,100.67	2.30	357,300.04	5.904	58.48	318	316	3	25.45	688
60.01% - 65.00%	17	4,942,170.07	1.87	290,715.89	5.779	63.27	355	352	3	42.60	706
65.01% - 70.00%	59	13,110,046.04	4.96	222,204.17	6.262	69.28	360	358	2	38.00	705
70.01% - 75.00%	60	17,468,759.35	6.62	291,145.99	6.424	73.76	360	357	3	34.47	713
75.01% - 80.00%	807	184,935,274.57	70.03	229,163.91	6.144	79.79	360	357	2	37.47	704
80.01% - 85.00%	8	2,820,681.77	1.07	352,585.22	6.282	84.31	360	357	3	38.95	664
85.01% - 90.00%	64	13,563,448.89	5.14	211,928.89	6.780	89.65	360	358	2	36.87	681
90.01% - 95.00%	43	8,910,999.35	3.37	207,232.54	7.106	94.99	360	358	2	36.89	704
95.01% - 100.00%	13	2,904,964.14	1.10	223,458.78	6.376	99.66	360	358	2	37.18	732
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 15.56
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	2	$1,040,000.00	0.39%	520,000.00	7.327%	16.36%	360	357	3	19.73%	638
20.01% - 25.00%	1	85,000.00	0.03	85,000.00	5.875	20.86	360	359	1	44.71	713
25.01% - 30.00%	5	614,062.98	0.23	122,812.60	5.676	26.91	313	311	2	21.87	730
30.01% - 35.00%	2	177,877.15	0.07	88,938.57	6.111	32.85	260	257	3	0.00	687
35.01% - 40.00%	4	626,400.00	0.24	156,600.00	5.902	36.43	360	357	3	28.41	718
40.01% - 45.00%	6	1,327,962.78	0.50	221,327.13	5.894	42.45	360	357	3	33.12	683
45.01% - 50.00%	10	1,872,472.46	0.71	187,247.25	5.941	47.15	336	334	2	36.66	725
50.01% - 55.00%	11	2,620,439.14	0.99	238,221.74	5.750	51.62	339	337	2	24.54	746
55.01% - 60.00%	13	5,267,343.66	1.99	405,180.28	5.867	58.58	312	309	3	24.96	685
60.01% - 65.00%	15	4,161,379.07	1.58	277,425.27	5.891	62.95	354	351	3	42.60	701
65.01% - 70.00%	17	5,051,840.50	1.91	297,167.09	6.028	68.77	360	358	2	35.29	717
70.01% - 75.00%	24	8,396,058.75	3.18	349,835.78	5.955	70.79	360	357	3	35.28	716
75.01% - 80.00%	136	36,674,022.56	13.89	269,661.93	6.023	79.49	359	356	3	36.22	709
80.01% - 85.00%	13	5,115,431.77	1.94	393,494.75	5.870	77.91	360	357	3	37.62	686
85.01% - 90.00%	157	38,212,447.60	14.47	243,391.39	6.470	81.53	360	358	2	36.45	700
90.01% - 95.00%	256	53,555,618.88	20.28	209,201.64	6.483	81.29	360	357	2	36.33	702
95.01% - 100.00%	459	99,275,364.36	37.59	216,286.20	6.157	80.24	360	357	2	38.53	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 15.56
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Georgia	453	$85,443,069.53	32.36%	188,616.05	6.019%	79.46%	359	357	2	35.25%	712
California	149	62,837,956.26	23.80	421,731.25	6.036	75.49	356	354	3	37.87	701
Florida	150	32,194,727.08	12.19	214,631.51	6.658	80.58	358	356	2	37.43	700
Nevada	62	16,611,333.70	6.29	267,924.74	6.057	77.32	360	357	3	39.94	706
Arizona	83	15,857,057.01	6.00	191,048.88	6.516	79.45	358	356	3	35.71	696
Colorado	35	9,491,850.38	3.59	271,195.73	6.462	76.68	360	357	3	39.87	708
Texas	59	8,278,500.47	3.13	140,313.57	6.664	79.21	354	350	3	38.59	696
Washington	18	5,637,732.50	2.13	313,207.36	6.038	77.65	360	358	2	38.27	691
New Jersey	17	5,372,755.39	2.03	316,044.43	6.025	74.78	346	344	2	36.04	707
North Carolina	25	4,670,876.62	1.77	186,835.06	6.457	73.17	360	357	3	38.11	683
South Carolina	19	4,007,827.41	1.52	210,938.28	6.752	64.70	360	358	2	33.21	692
Virginia	9	3,295,242.63	1.25	366,138.07	6.697	78.02	360	358	2	39.24	693
Maryland	7	2,186,548.14	0.83	312,364.02	6.738	83.76	360	358	2	44.42	651
New Mexico	14	1,818,772.88	0.69	129,912.35	6.804	81.30	360	357	3	35.39	684
Pennsylvania	6	1,624,095.19	0.62	270,682.53	6.342	78.90	360	357	3	34.07	687
Hawaii	3	1,209,409.70	0.46	403,136.57	6.295	87.02	360	358	2	36.41	727
Missouri	3	828,394.76	0.31	276,131.59	6.798	78.93	360	357	3	40.13	671
Mississippi	6	709,535.05	0.27	118,255.84	6.647	78.00	360	358	2	33.47	733
Illinois	4	546,371.00	0.21	136,592.75	7.315	77.89	360	359	1	38.36	783
Oregon	2	401,395.52	0.15	200,697.76	6.263	85.52	360	358	2	39.63	658
New York	1	300,000.00	0.11	300,000.00	6.650	89.55	360	359	1	35.64	617
Alabama	2	222,087.80	0.08	111,043.90	7.361	95.00	360	358	2	29.32	778
Indiana	1	168,000.00	0.06	168,000.00	6.500	80.00	360	359	1	41.10	627
Minnesota	1	143,600.00	0.05	143,600.00	5.875	80.00	360	355	5	44.51	770
Maine	1	129,232.67	0.05	129,232.67	5.625	80.00	360	355	5	35.79	700
Idaho	1	87,350.00	0.03	87,350.00	6.375	69.98	360	358	2	38.48	755
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	32	$13,785,980.85	5.22%	430,811.90	6.014%	77.56%	360	357	3	40.69%	704
South CA	117	49,051,975.42	18.58	419,247.65	6.043	74.91	355	353	3	37.22	700
States Not CA	982	201,235,765.41	76.20	204,924.40	6.279	78.81	359	356	2	36.63	704
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30349	36	$5,944,515.10	2.25%	165,125.42	6.050%	82.33%	360	358	2	36.94%	696
30213	29	4,469,050.28	1.69	154,105.18	6.151	79.60	360	358	2	34.51	694
08872	9	3,397,236.63	1.29	377,470.74	5.853	74.58	338	336	2	38.68	714
30517	22	3,369,272.00	1.28	153,148.73	6.201	79.61	360	358	2	37.30	700
89178	15	2,991,086.00	1.13	199,405.73	6.298	81.52	360	358	2	39.64	694
Other	1,020	243,902,561.66	92.36	239,120.16	6.231	77.87	358	356	3	36.90	704
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	968	$209,112,405.75	79.19%	216,025.21	6.269%	79.78%	359	356	2	37.46%	705
Refinance - Cashout	116	38,146,300.21	14.45	328,847.42	6.156	70.01	360	357	3	36.98	689
Refinance - Rate Term	47	16,815,015.71	6.37	357,766.29	5.766	74.38	343	341	3	30.99	713
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	426	$99,746,471.32	37.77%	234,146.65	6.237%	77.60%	359	357	3	37.50%	699
Full Documentation	291	68,435,304.02	25.92	235,172.87	5.936	79.79	355	353	2	35.31	715
Stated Documentation	162	37,333,118.27	14.14	230,451.35	6.473	80.09	360	358	2	38.31	685
No Income No Asset	138	29,819,652.81	11.29	216,084.44	6.357	72.64	355	353	3	0.00	706
No Ratio	114	28,739,175.26	10.88	252,098.03	6.375	78.20	360	358	2	0.00	711
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
PUD	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	835	$212,537,923.36	80.48%	254,536.44	6.105%	78.14%	358	355	2	28.57%	701
Non-Owner Occupied	205	31,738,412.93	12.02	154,821.53	6.692	78.50	360	358	2	28.66	719
Second Home	91	19,797,385.39	7.50	217,553.69	6.707	76.01	359	357	3	30.63	701
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	28.73%	703

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	248	$62,943,996.53	23.84%	253,806.44	6.374%	76.70%	358	356	3	38.04%	700
6	2	515,282.41	0.20	257,641.21	5.625	79.99	360	357	3	37.07	725
12	37	13,019,370.96	4.93	351,874.89	6.246	77.90	360	357	3	38.54	702
24	283	67,602,777.19	25.60	238,879.07	6.354	79.57	359	357	3	37.91	698
36	439	90,222,792.01	34.17	205,518.89	6.127	77.38	357	355	2	36.03	704
60	122	29,769,502.57	11.27	244,012.32	5.880	79.28	357	354	2	34.92	720
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703
wa Term: 25.811											

Prepayment Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	31	$11,563,557.16	4.38%	373,017.97	6.216%	78.35%	360	357	3	38.00%	702
12M	5	1,255,813.81	0.48	251,162.76	6.325	73.43	360	357	3	44.59	705
12S	1	200,000.00	0.08	200,000.00	7.500	80.00	360	357	3	0.00	726
24H	155	41,890,363.44	15.86	270,260.41	6.210	80.00	360	357	2	37.90	690
24M	125	24,408,013.75	9.24	195,264.11	6.571	78.96	359	356	3	38.06	708
24S	3	1,304,400.00	0.49	434,800.00	6.923	77.07	360	356	4	36.35	776
36H	384	76,845,917.08	29.10	200,119.58	6.128	77.40	357	354	2	35.88	701
36M	40	8,435,267.43	3.19	210,881.69	6.280	76.48	360	357	3	39.38	716
36S	15	4,941,607.50	1.87	329,440.50	5.836	78.64	360	357	3	33.15	730
60H	54	9,734,524.67	3.69	180,268.98	6.084	80.17	359	356	2	38.29	700
60M	13	2,428,846.78	0.92	186,834.37	6.125	77.44	347	344	3	40.96	702
60S	55	17,606,131.13	6.67	320,111.48	5.734	79.04	357	355	2	32.67	734
6M	2	515,282.41	0.20	257,641.21	5.625	79.99	360	357	3	37.07	725
No PPP	248	62,943,996.53	23.84	253,806.44	6.374	76.70	358	356	3	38.04	700
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Avaris Capital	2	$340,000.00	0.13%	170,000.00	6.074%	80.00%	360	358	2	50.96%	739
Equity Now, Inc.	1	238,400.00	0.09	238,400.00	6.375	80.00	360	356	4	33.94	704
Gateway Bank FSB	10	2,381,460.29	0.90	238,146.03	5.746	71.11	360	357	3	36.49	732
Heritage Plaza Mortgage, Inc.	1	368,000.00	0.14	368,000.00	6.625	80.00	360	356	4	45.99	671
Loan Center of California, Inc.	4	2,197,050.00	0.83	549,262.50	5.560	78.10	360	356	4	43.79	687
Opteum	1,031	232,294,079.73	87.97	225,309.49	6.261	78.33	358	355	2	36.68	702
Pemmtek Mortgage Services	3	1,013,509.99	0.38	337,836.66	7.525	75.21	360	357	3	36.16	668
Provident Bank	32	11,149,523.25	4.22	348,422.60	5.969	75.30	360	357	3	38.09	700
Quicken Loans	2	276,200.00	0.10	138,100.00	6.375	53.42	360	356	4	42.47	671
Realty Mortgage Corp	18	4,297,029.50	1.63	238,723.86	5.549	79.29	360	355	5	40.47	706
Shearson Mortgage	2	678,800.00	0.26	339,400.00	6.375	80.00	360	356	4	41.45	724
Stearns Lending, Inc.	21	7,413,680.70	2.81	353,032.41	5.916	75.20	360	357	3	37.19	732
Sun West Mortgage Co.	4	1,425,988.21	0.54	356,497.05	5.936	76.24	360	357	3	36.80	738
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.16%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	2	528,074.00	0.30	264,037.00	4.470	80.00	360	355	5	19.98	724
4.501% - 5.000%	19	6,658,736.00	3.76	350,459.79	4.885	77.45	360	357	3	34.18	725
5.001% - 5.500%	93	24,060,921.44	13.57	258,719.59	5.368	77.83	360	358	2	34.54	726
5.501% - 6.000%	216	54,487,954.30	30.73	252,259.05	5.852	79.03	360	357	3	37.85	713
6.001% - 6.500%	211	48,709,340.77	27.47	230,849.96	6.315	79.23	360	358	2	38.00	687
6.501% - 7.000%	136	28,057,457.05	15.82	206,304.83	6.798	82.16	360	358	2	38.18	685
7.001% - 7.500%	47	9,720,196.88	5.48	206,812.70	7.263	83.66	360	358	2	38.63	691
7.501% - 8.000%	10	3,108,915.47	1.75	310,891.55	7.806	82.35	360	358	2	38.15	683
8.001% - 8.500%	5	1,147,823.58	0.65	229,564.72	8.258	81.09	360	357	3	30.32	674
8.501% - 9.000%	2	443,950.00	0.25	221,975.00	8.803	89.97	360	359	1	48.65	684
9.001% - 9.500%	1	106,200.00	0.06	106,200.00	9.125	95.00	360	359	1	0.00	677
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 3.875%
Maximum: 9.125%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	3	$750,805.85	0.87%	250,268.62	4.949%	63.54%	287	285	2	25.98%	749
5.001% - 5.500%	10	2,890,176.68	3.33	289,017.67	5.444	61.86	313	311	2	21.10	755
5.501% - 6.000%	107	32,095,997.99	36.99	299,962.60	5.865	71.59	353	351	2	34.71	714
6.001% - 6.500%	139	26,277,258.09	30.28	189,045.02	6.326	76.50	357	355	2	38.33	701
6.501% - 7.000%	64	11,591,779.86	13.36	181,121.56	6.817	79.67	357	354	3	40.03	701
7.001% - 7.500%	46	9,727,148.08	11.21	211,459.74	7.319	74.16	360	357	3	35.12	699
7.501% - 8.000%	15	2,504,653.95	2.89	166,976.93	7.738	85.37	360	358	2	40.41	686
8.001% - 8.500%	2	617,817.16	0.71	308,908.58	8.125	78.42	360	357	3	35.81	632
8.501% - 9.000%	2	313,615.52	0.36	156,807.76	8.747	84.39	360	356	4	30.62	623
Total:	388	$86,769,253.20	100.00%	223,632.10	6.354%	74.55%	354	351	2	36.11%	707

Minimum: 4.875%
Maximum: 8.900%

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 2.250%	418	$90,025,789.73	50.77%	215,372.70	6.068%	79.10%	360	358	2	35.91%	713
2.251% - 2.500%	33	10,787,976.47	6.08	326,908.38	6.105	79.09	360	357	3	37.99	699
2.501% - 2.750%	29	7,100,640.80	4.00	244,849.68	6.403	79.73	360	357	3	37.59	685
2.751% - 3.000%	111	33,012,546.06	18.62	297,410.32	6.183	79.82	360	358	2	38.96	701
3.001% - 3.250%	96	18,773,395.67	10.59	195,556.20	6.033	79.64	360	357	3	37.12	702
3.251% - 3.500%	4	2,197,050.00	1.24	549,262.50	5.560	78.10	360	356	4	43.79	687
3.501% - 3.750%	4	1,387,500.00	0.78	346,875.00	7.205	78.76	360	357	3	45.30	654
3.751% - 4.000%	3	1,554,800.00	0.88	518,266.67	6.788	72.46	360	356	4	51.34	664
4.001% - 4.250%	1	468,000.00	0.26	468,000.00	6.375	80.00	360	356	4	44.22	701
4.251% - 4.500%	1	416,000.00	0.23	416,000.00	5.350	80.00	360	357	3	40.47	738
4.751% - 5.000%	3	861,450.00	0.49	287,150.00	5.837	82.67	360	358	2	35.97	704
5.001% - 5.250%	6	1,730,660.53	0.98	288,443.42	6.205	81.64	360	357	3	35.76	656
5.251% - 5.500%	4	1,003,500.00	0.57	250,875.00	6.408	76.29	360	357	3	43.59	627
5.501% - 5.750%	5	1,192,900.00	0.67	238,580.00	6.813	88.00	360	358	2	34.34	630
5.751% - 6.000%	10	2,984,558.03	1.68	298,455.80	6.835	89.06	360	357	3	39.95	647
6.001% - 6.250%	7	2,180,567.04	1.23	311,509.58	7.037	89.99	360	358	2	41.45	619
6.251% - 6.500%	3	639,255.00	0.36	213,085.00	7.076	90.95	360	358	2	42.72	632
6.501% - 6.750%	1	148,000.00	0.08	148,000.00	7.650	80.00	360	359	1	37.56	638
6.751% - 7.000%	1	253,105.57	0.14	253,105.57	6.990	85.00	360	357	3	47.74	591
7.501% - 7.750%	2	349,823.58	0.20	174,911.79	8.597	89.97	360	358	2	32.71	646
7.751% - 8.000%	1	236,950.00	0.13	236,950.00	8.850	89.99	360	359	1	47.48	725
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 2.250%
Maximum: 7.850%
Weighted Average: 2.793%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 3.000%	591	$140,926,953.06	79.48%	238,455.08	6.114%	79.30%	360	358	2	36.88%	708
3.001% - 4.000%	107	23,912,745.67	13.49	223,483.60	6.106	78.98	360	357	3	38.46	695
4.001% - 5.000%	2	749,600.00	0.42	374,800.00	6.046	80.00	360	357	3	37.84	709
5.001% - 6.000%	5	1,396,529.99	0.79	279,306.00	5.899	84.34	360	358	2	38.22	705
6.001% - 7.000%	29	8,177,519.08	4.61	281,983.42	6.666	85.10	360	357	3	40.33	636
7.001% - 8.000%	6	1,554,347.10	0.88	259,057.85	7.345	93.03	360	358	2	37.41	625
8.001% - 9.000%	3	586,773.58	0.33	195,591.19	8.699	89.98	360	359	1	38.67	678
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 2.250%
Maximum: 8.850%
Weighted Average: 2.852%

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	7	$2,898,049.00	1.63%	414,007.00	4.850%	75.11%	360	358	2	32.78%	725
10.001% - 11.000%	168	38,739,830.63	21.85	230,594.23	5.649	78.64	360	358	2	36.87	713
11.001% - 12.000%	351	82,416,677.79	46.48	234,805.35	6.047	79.27	360	358	2	36.54	709
12.001% - 13.000%	185	44,897,657.34	25.32	242,690.04	6.637	80.99	360	357	3	39.29	683
13.001% - 14.000%	26	6,844,572.14	3.86	263,252.77	7.577	83.92	360	358	2	37.95	678
14.001% - 15.000%	3	586,773.58	0.33	195,591.19	8.699	89.98	360	359	1	38.67	678
15.001% - 16.000%	1	106,200.00	0.06	106,200.00	9.125	95.00	360	359	1	0.00	677
16.001% - 17.000%	1	676,000.00	0.38	676,000.00	4.875	80.00	360	355	5	0.00	659
18.001% - 19.000%	1	138,708.00	0.08	138,708.00	6.750	80.00	360	355	5	39.57	764
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 9.750%
Maximum: 18.500%
Weighted Average: 11.709%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	9	$2,931,756.00	1.65%	325,750.67	4.848%	81.49%	360	355	5	26.03%	712
2005-11-01	2	706,345.00	0.40	353,172.50	6.033	80.00	360	356	4	36.97	691
2005-12-01	14	3,363,465.00	1.90	240,247.50	5.871	78.65	360	357	3	39.35	703
2006-01-01	6	1,130,833.00	0.64	188,472.17	5.934	83.34	360	358	2	32.55	693
2006-02-01	1	447,200.00	0.25	447,200.00	5.250	80.00	360	359	1	31.31	733
2007-04-01	6	1,402,022.67	0.79	233,670.44	6.039	82.90	360	355	5	42.42	690
2007-05-01	21	6,151,270.95	3.47	292,917.66	6.411	79.46	360	356	4	43.41	671
2007-06-01	73	19,025,588.93	10.73	260,624.51	6.416	79.76	360	357	3	39.03	690
2007-07-01	89	21,409,775.40	12.08	240,559.27	6.199	80.49	360	358	2	37.98	690
2007-08-01	51	13,352,311.00	7.53	261,810.02	6.415	82.90	360	359	1	38.43	699
2008-04-01	1	119,524.00	0.07	119,524.00	6.000	80.00	360	355	5	40.47	703
2008-05-01	5	1,746,900.00	0.99	349,380.00	5.907	79.24	360	356	4	45.29	726
2008-06-01	13	3,642,964.99	2.05	280,228.08	6.204	79.18	360	357	3	33.70	702
2008-07-01	12	2,772,119.00	1.56	231,009.92	5.992	79.01	360	358	2	36.82	687
2008-08-01	6	1,136,790.00	0.64	189,465.00	5.840	81.54	360	359	1	31.70	708
2010-04-01	14	2,901,499.58	1.64	207,249.97	6.198	79.58	360	355	5	44.37	701
2010-05-01	31	7,193,207.70	4.06	232,038.96	6.334	80.56	360	356	4	38.11	703
2010-06-01	129	32,704,632.71	18.45	253,524.28	6.102	77.56	360	357	3	37.09	703
2010-06-30	1	449,000.00	0.25	449,000.00	5.875	68.57	360	358	2	39.39	683
2010-07-01	127	25,301,246.52	14.27	199,222.41	6.291	79.30	360	358	2	36.33	702
2010-08-01	98	18,588,064.00	10.48	189,674.12	6.133	80.13	360	359	1	36.22	711
2012-06-01	6	2,158,200.00	1.22	359,700.00	5.534	79.39	360	357	3	30.64	715
2012-07-01	6	1,690,744.02	0.95	281,790.67	5.436	80.00	360	358	2	35.70	749
2012-08-01	9	2,732,700.00	1.54	303,633.33	5.452	81.88	360	359	1	32.11	749
2015-06-01	10	3,701,008.00	2.09	370,100.80	5.687	80.49	360	357	3	31.19	755
2015-07-01	2	357,800.00	0.20	178,900.00	5.558	79.36	360	358	2	35.54	741
2015-08-01	1	187,500.00	0.11	187,500.00	5.250	78.13	360	359	1	15.02	781
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20090417

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	31	$7,903,599.00	4.46%	254,954.81	5.565%	80.46%	360	357	3	34.20%	709
2.000%	14	3,285,814.57	1.85	234,701.04	5.545	80.79	360	358	2	35.13	717
3.000%	257	65,586,252.37	36.99	255,199.43	6.349	80.71	360	358	2	39.06	689
5.000%	383	81,063,538.10	45.72	211,654.15	6.204	79.38	360	358	2	37.01	702
6.000%	58	19,465,264.44	10.98	335,608.01	5.650	77.39	360	357	3	33.38	738
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 4.136%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 1.000%
Maximum: 1.000%
Weighted Average: 1.000%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	3	$636,400.14	0.24%	212,133.38	7.189%	94.96%	360	357	3	0.00%	695
MGIC	2	744,109.70	0.28	372,054.85	6.643	89.99	360	357	3	33.56	709
No MI	1,038	245,420,087.66	92.94	236,435.54	6.178	76.87	358	355	2	36.99	703
PMI Mortgage Insurance	30	6,335,331.30	2.40	211,177.71	6.971	92.65	360	357	3	38.86	712
Radian Guaranty	11	2,174,654.63	0.82	197,695.88	6.998	90.45	360	357	3	39.85	675
Triad Guaranty Insurance Co.	5	1,070,912.11	0.41	214,182.42	6.721	95.15	360	358	2	40.21	696
United Guaranty	42	7,692,226.14	2.91	183,148.24	6.553	94.26	360	358	2	34.15	732
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	202	$41,099,449.67	15.56%	203,462.62	6.329%	74.59%	347	345	2	35.98%	700
24	2	644,750.00	0.24	322,375.00	6.341	77.26	360	356	4	45.07	688
36	3	672,550.00	0.25	224,183.33	5.858	76.16	360	356	4	40.99	700
60	41	14,301,775.00	5.42	348,823.78	6.248	81.33	360	357	3	39.96	671
84	1	500,000.00	0.19	500,000.00	5.999	80.00	360	357	3	39.50	746
120	882	206,855,197.00	78.33	234,529.70	6.199	78.48	360	358	2	36.78	706
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Property Address in 30349	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2537 WOLF DEN LANE	1	$289,625.00	4.87%	289,625.00	6.500%	100.00%	360	359	1	33.19%	785
2540 WOLF DEN LANE	1	366,260.00	6.16	366,260.00	6.125	100.00	360	358	2	37.85	695
2555 FLAT SHOALS ROAD	1	79,997.00	1.35	79,997.00	6.375	68.57	360	359	1	35.46	755
2555 FLAT SHOALS ROAD #1003	1	106,907.00	1.80	106,907.00	5.250	80.00	360	358	2	40.02	730
2555 FLAT SHOALS ROAD #1106	1	120,047.00	2.02	120,047.00	5.750	80.00	360	358	2	31.59	644
2555 FLAT SHOALS ROAD #305	1	90,663.00	1.53	90,663.00	6.250	78.39	360	357	3	44.98	703
2555 FLAT SHOALS ROAD #901	1	117,964.00	1.98	117,964.00	6.000	80.00	360	357	3	44.52	659
3843 PARHAM WAY	1	210,200.00	3.54	210,200.00	5.750	79.99	360	358	2	42.23	652
3855 PARHAM WAY	1	224,961.00	3.78	224,961.00	6.250	80.00	360	357	3	40.14	663
3862 PARHAM WAY	1	213,450.00	3.59	213,450.00	6.250	90.00	360	358	2	0.00	661
3866 PARHAM WAY	1	158,436.00	2.67	158,436.00	4.750	80.00	360	357	3	41.77	683
4027 BIG SAGE DRIVE	1	217,883.00	3.67	217,883.00	5.750	80.00	360	358	2	35.78	685
4055 BIGSAGE DRIVE	1	203,850.00	3.43	203,850.00	6.000	79.99	360	359	1	0.00	751
4059 BIGSAGE DRIVE	1	226,550.00	3.81	226,550.00	6.250	80.00	360	359	1	0.00	687
4062 BIGSAGE DRIVE	1	176,200.00	2.96	176,200.00	6.000	79.99	360	359	1	35.30	684
4063 BIGSAGE DRIVE	1	224,686.00	3.78	224,686.00	5.875	80.00	360	359	1	0.00	677
4322 SAVANNAH DRIVE	1	208,755.00	3.51	208,755.00	6.250	90.00	360	357	3	0.00	648
4329 SAVANNAH LANE	1	177,500.00	2.99	177,500.00	6.000	78.89	360	357	3	45.00	767
4346 SAVANNAH DRIVE	1	157,687.00	2.65	157,687.00	6.000	80.00	360	358	2	12.80	747
4352 SAVANNAH DRIVE	1	152,615.00	2.57	152,615.00	6.125	77.33	360	357	3	39.98	744
4528 PARKWAY SQUARE	1	91,100.00	1.53	91,100.00	6.000	78.47	360	357	3	46.64	655
4575 BLAZING TRAIL	1	148,755.00	2.50	148,755.00	5.375	80.00	360	359	1	40.95	722
4903 WEXFORD TRAIL	1	166,147.10	2.79	166,147.10	7.100	90.00	360	357	3	24.96	645
4909 WEXFORD TRAIL	1	132,580.00	2.23	132,580.00	6.000	70.00	360	358	2	22.33	679
4910 WEXFORD TRAIL	1	137,550.00	2.31	137,550.00	6.750	70.00	360	357	3	30.20	645
5337 JEROME ROAD	1	127,900.00	2.15	127,900.00	7.250	79.99	360	358	2	34.97	631
5488 SIERRA TRAIL	1	80,952.00	1.36	80,952.00	6.125	70.00	360	357	3	43.50	678
5492 SIERRA TRAIL	1	81,923.00	1.38	81,923.00	6.000	70.00	360	359	1	41.13	683
5493 WEXFORD PASS	1	125,340.00	2.11	125,340.00	5.750	80.00	360	358	2	44.94	724
5520 ROCK LAKE DRIVE	1	160,644.00	2.70	160,644.00	6.250	80.00	360	358	2	36.27	752
5573 ROCK LAKE DR	1	130,130.00	2.19	130,130.00	6.000	70.00	360	358	2	33.58	783
5579 ROCK LAKE DRIVE	1	150,050.00	2.52	150,050.00	6.250	77.15	360	359	1	36.43	634
5592 JAMERSON DR.	1	203,140.00	3.42	203,140.00	5.750	80.00	360	358	2	41.20	651
5597 ROCK LAKE DR	1	132,668.00	2.23	132,668.00	5.250	80.00	360	358	2	40.42	632
5603 ROCK LAKE DRIVE	1	134,300.00	2.26	134,300.00	6.000	75.88	360	357	3	41.59	780
5640 JAMERSON DRIVE	1	217,100.00	3.65	217,100.00	6.000	94.98	360	359	1	36.28	708
Total:	36	$5,944,515.10	100.00%	165,125.42	6.050%	82.33%	360	358	2	36.94%	696

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Property Address in 30213	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1021 FELLOWSHIP ROAD	1	$162,979.00	3.65%	162,979.00	5.625%	80.00%	360	358	2	25.53%	730
1023 FELLOWSHIP RD	1	170,920.00	3.82	170,920.00	5.875	80.00	360	358	2	42.31	636
1940 WINDING CROSSING TRAIL	1	162,320.00	3.63	162,320.00	6.750	80.00	360	357	3	32.09	684
2000 LIBERTY HEIGHTS	1	157,880.00	3.53	157,880.00	6.000	80.00	360	359	1	43.42	701
2005 LIBERTY HEIGHTS	1	149,150.00	3.34	149,150.00	6.250	77.08	360	357	3	35.47	634
202 FAIRGROVE LANE	1	106,005.00	2.37	106,005.00	6.750	76.87	360	358	2	34.04	751
2030 LIBERTY HEIGHTS	1	138,582.00	3.10	138,582.00	6.000	70.00	360	359	1	40.41	739
215 FAIRGROVE LANE	1	106,005.00	2.37	106,005.00	6.750	76.87	360	357	3	33.55	751
355 TRIPLE CREEK TRAIL	1	416,000.00	9.31	416,000.00	5.750	79.24	360	357	3	29.64	671
4060 ORIOLE LANE	1	126,700.00	2.84	126,700.00	5.500	70.00	360	358	2	39.65	677
4853 TRIGER LANE	1	151,231.28	3.38	151,231.28	6.125	79.99	360	357	3	39.42	750
6077 PARK CLOSE	1	116,880.00	2.62	116,880.00	5.875	80.00	360	359	1	40.50	676
6315 CAPITOL KNOLL	1	76,400.00	1.71	76,400.00	6.375	75.35	360	357	3	15.37	763
6335 CAPITAL KNOLL	1	76,076.00	1.70	76,076.00	6.000	70.00	360	359	1	40.16	683
655 OSPREY POINT	1	149,526.00	3.35	149,526.00	6.250	69.70	360	359	1	0.00	711
6625 DELAWARE BEND	1	161,886.00	3.62	161,886.00	6.000	80.00	360	359	1	41.27	638
7072 WALTON HILL ROAD	1	165,600.00	3.71	165,600.00	6.850	90.00	360	355	5	34.72	650
7197 WALTON HILL ROAD	1	159,987.00	3.58	159,987.00	6.250	80.00	360	357	3	19.37	697
7212 WALTON HILL ROAD	1	152,819.00	3.42	152,819.00	5.875	80.00	360	357	3	26.60	762
7272 WALTON HILL ROAD	1	163,620.00	3.66	163,620.00	6.850	90.00	360	359	1	30.50	688
7287 WALTON HILL	1	141,504.00	3.17	141,504.00	6.000	80.00	360	358	2	34.99	686
7292 WALTON HILL	1	145,022.00	3.25	145,022.00	6.250	80.00	360	358	2	42.66	674
7307 WALTON HILL ROAD	1	165,060.00	3.69	165,060.00	6.850	90.00	360	359	1	25.43	697
7724 BELLMIST DRIVE	1	126,860.00	2.84	126,860.00	6.250	80.00	360	359	1	40.82	767
7855 STILLMIST DRIVE	1	169,498.00	3.79	169,498.00	6.125	80.00	360	358	2	36.11	674
7957 APPLEMIST DRIVE	1	193,450.00	4.33	193,450.00	6.125	79.98	360	359	1	42.26	680
8303 MILAM LOOP	1	145,748.00	3.26	145,748.00	6.125	80.00	360	358	2	35.76	661
8328 MILAM LOOP	1	149,150.00	3.34	149,150.00	5.750	80.00	360	359	1	29.25	755
953 FELLOWSHIP ROAD	1	162,192.00	3.63	162,192.00	6.000	80.00	360	358	2	38.79	660
Total:	29	$4,469,050.28	100.00%	154,105.18	6.151%	79.60%	360	358	2	34.51%	694

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Property Address in 30517	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1382 LOOWIT FALLS WAY	1	$177,050.00	5.25%	177,050.00	6.250%	80.00%	360	358	2	43.42%	666
1402 LOOWIT FALLS WAY	1	162,950.00	4.84	162,950.00	5.750	78.01	360	357	3	35.28	712
1448 KILCHIS FALLS WAY	1	163,200.00	4.84	163,200.00	6.250	79.98	360	358	2	35.66	622
1672 SAHALE FALLS DRIVE	1	177,150.00	5.26	177,150.00	5.500	79.98	360	359	1	23.94	769
1793 SAHALE FALLS DRIVE	1	167,200.00	4.96	167,200.00	6.375	79.99	360	359	1	0.00	689
1862 BELL LANE	1	157,800.00	4.68	157,800.00	5.500	79.99	360	358	2	20.39	715
317 FRANKLIN STREET	1	157,100.00	4.66	157,100.00	5.875	79.99	360	358	2	0.00	748
6447 MOSSY OAK LANDING	1	92,750.00	2.75	92,750.00	6.500	70.00	360	358	2	44.21	730
6503 GRAND HICKORY DRIVE	1	129,900.00	3.86	129,900.00	6.750	79.99	360	357	3	41.89	723
652 GOLD CREST DRIVE	1	174,300.00	5.17	174,300.00	5.750	79.99	360	358	2	37.64	733
6562 SILK TREE POINTE	1	135,650.00	4.03	135,650.00	6.625	79.97	360	359	1	43.31	682
6582 SILK TREE POINTE	1	134,132.00	3.98	134,132.00	6.000	79.76	360	359	1	40.86	735
6652 SILK TREE POINT	1	137,100.00	4.07	137,100.00	5.625	79.98	360	359	1	20.25	723
6663 SILK TREE POINTE	1	127,920.00	3.80	127,920.00	6.750	80.00	360	358	2	0.00	701
6712 GRAND HICKORY DRIVE	1	137,000.00	4.07	137,000.00	7.125	80.00	360	359	1	0.00	746
6712 SILK TREE POINTE	1	133,200.00	3.95	133,200.00	7.125	79.98	360	359	1	0.00	637
682 NEW LIBERTY WAY	1	164,000.00	4.87	164,000.00	6.000	80.00	360	359	1	35.82	693
6892 GRAND HICKORY DRIVE	1	135,200.00	4.01	135,200.00	6.500	80.00	360	357	3	43.41	642
6913 GRAND HICKORY DRIVE	1	132,520.00	3.93	132,520.00	6.375	80.00	360	359	1	44.60	656
7023 GRAND HICKORY DRIVE	1	143,000.00	4.24	143,000.00	6.500	79.98	360	358	2	42.76	648
779 NEW LIBERTY WAY	1	158,250.00	4.70	158,250.00	6.000	79.98	360	359	1	36.69	634
909 WALLACE FALLS DRIVE	1	271,900.00	8.07	271,900.00	6.125	79.99	360	359	1	44.93	758
Total:	22	$3,369,272.00	100.00%	153,148.73	6.201%	79.61%	360	358	2	37.30%	700

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	1,581	$302,166,789.96	58.53%	191,123.84	6.226%	78.66%	359	357	2	37.64%	705
Non-Conforming	421	214,100,289.19	41.47	508,551.76	6.122	77.26	360	358	2	37.75	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

AVG UPB: $257,875.66
MIN UPB: $26,033.45
MAX UPB: $1,765,750.00
GROSS WAC: 6.1830462553%
MIN RATE: 4.125%
MAX RATE: 12.000%
MIN ORIG LTV: 16.00%
MAX ORIG LTV: 90.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 177
MAX WAM: 359
% SF/PUD: 85.46%
% FULL/ALT: 20.58%
% CASHOUT: 11.35%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 0.40%
WA LTV: 78.08%
WA CLTV: 95.67%
% FICO > 679: 67.42%
% NO FICO: 0.00%
WA FICO: 705
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 76.85%
CALIFORNIA %: 47.81%
NORTH CA. %: 10.92%
SOUTH CA. %: 36.89%
ARM%: 74.21%
FIXED%: 25.79%
IO%: 89.22%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	14	$4,804,450.00	0.93%	343,175.00	5.724%	76.44%	360	357	3	32.40%	740
15YR FXD	8	1,547,969.70	0.30	193,496.21	5.709	61.29	180	178	2	32.51	731
2/6 MONTH LIBOR	40	8,589,085.86	1.66	214,727.15	6.611	79.77	360	358	2	38.12	694
2/6 MONTH LIBOR - 24 MONTH IO	5	1,363,150.00	0.26	272,630.00	6.360	78.70	360	356	4	43.44	697
2/6 MONTH LIBOR - 60 MONTH IO	25	8,124,706.00	1.57	324,988.24	6.155	78.49	360	357	3	39.10	677
2/6 MONTH LIBOR -120 MONTH IO	484	136,576,361.00	26.45	282,182.56	6.060	79.17	360	358	2	38.61	695
30YR FXD	203	38,014,465.16	7.36	187,263.38	6.449	76.00	360	357	3	37.94	714
30YR FXD - 60 MONTH IO	2	604,960.00	0.12	302,480.00	6.210	80.00	360	357	3	41.60	745
30YR FXD -120 MONTH IO	383	92,979,289.00	18.01	242,765.77	6.440	75.99	360	358	2	37.13	705
3/6 MONTH LIBOR	4	843,801.06	0.16	210,950.26	6.990	79.96	360	357	3	43.51	711
3/6 MONTH LIBOR - 36 MONTH IO	12	4,630,750.00	0.90	385,895.83	6.239	77.39	360	357	3	38.60	690
3/6 MONTH LIBOR - 60 MONTH IO	10	2,834,400.00	0.55	283,440.00	6.387	79.97	360	357	3	36.37	706
3/6 MONTH LIBOR -120 MONTH IO	69	18,628,932.00	3.61	269,984.52	6.036	79.73	360	357	3	39.15	719
5/6 MONTH LIBOR	26	5,606,828.88	1.09	215,647.26	6.330	77.22	360	357	3	42.00	691
5/6 MONTH LIBOR - 36 MONTH IO	1	359,650.00	0.07	359,650.00	5.750	76.52	360	356	4	30.56	681
5/6 MONTH LIBOR - 60 MONTH IO	73	28,454,675.00	5.51	389,790.07	6.087	79.73	360	357	3	37.63	708
5/6 MONTH LIBOR -120 MONTH IO	556	133,052,923.00	25.77	239,303.82	6.169	78.73	360	358	2	37.00	708
6 MONTH LIBOR	1	217,756.47	0.04	217,756.47	4.750	70.00	360	356	4	41.38	667
6 MONTH LIBOR - 60 MONTH IO	5	1,300,761.00	0.25	260,152.20	5.369	71.69	360	356	4	36.68	719
6 MONTH LIBOR -120 MONTH IO	40	13,093,071.00	2.54	327,326.78	5.813	78.12	360	357	3	35.33	713
7/6 MONTH LIBOR	3	815,338.02	0.16	271,779.34	5.409	80.00	360	358	2	27.28	771
7/6 MONTH LIBOR - 84 MONTH IO	11	3,914,650.00	0.76	355,877.27	5.737	75.35	360	357	3	36.98	720
7/6 MONTH LIBOR -120 MONTH IO	27	9,909,106.00	1.92	367,003.93	5.763	77.45	360	358	2	37.36	726
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	7	$304,174.00	0.06%	43,453.43	7.602%	59.16%	344	341	3	32.26%	721
$50,000.01 - $100,000.00	163	13,707,971.00	2.65	84,097.98	6.574	74.97	359	357	2	36.10	704
$100,000.01 - $150,000.00	450	57,165,444.00	11.07	127,034.32	6.447	78.61	360	358	2	36.92	706
$150,000.01 - $200,000.00	322	55,751,105.00	10.79	173,140.08	6.278	79.19	359	357	2	37.40	703
$200,000.01 - $250,000.00	243	54,481,765.00	10.55	224,204.79	6.133	79.05	358	355	2	37.80	702
$250,000.01 - $300,000.00	211	57,731,546.00	11.18	273,609.22	6.165	79.46	359	357	2	38.18	706
$300,000.01 - $350,000.00	144	46,813,439.00	9.06	325,093.33	5.965	78.22	359	356	2	38.21	706
$350,000.01 - $400,000.00	122	45,812,467.00	8.87	375,512.02	6.139	78.67	360	358	2	37.92	695
$400,000.01 - $450,000.00	98	41,567,360.00	8.05	424,156.73	6.008	79.59	360	358	2	40.18	705
$450,000.01 - $500,000.00	84	39,638,447.00	7.67	471,886.27	6.157	78.46	360	357	3	37.16	704
$500,000.01 - $550,000.00	40	20,804,494.00	4.03	520,112.35	6.260	78.88	360	358	2	38.04	699
$550,000.01 - $600,000.00	29	16,555,786.00	3.20	570,889.17	6.025	77.50	360	358	2	38.27	716
$600,000.01 - $650,000.00	47	29,819,160.00	5.77	634,450.21	6.201	75.50	360	357	3	35.12	705
$650,000.01 - $700,000.00	7	4,682,150.00	0.91	668,878.57	5.914	75.73	360	358	2	43.03	693
$700,000.01 - $750,000.00	10	7,291,100.00	1.41	729,110.00	6.320	76.72	360	357	3	33.50	732
$750,000.01 - $800,000.00	4	3,071,350.00	0.59	767,837.50	6.253	80.00	360	358	2	38.24	718
$800,000.01 - $850,000.00	1	820,000.00	0.16	820,000.00	5.625	80.00	360	358	2	38.07	732
$850,000.01 - $900,000.00	4	3,550,000.00	0.69	887,500.00	5.877	71.30	360	357	3	31.08	722
$900,000.01 - $950,000.00	5	4,633,200.00	0.90	926,640.00	6.130	78.04	360	358	2	39.89	691
$950,000.01 - $1,000,000.00	6	5,949,499.00	1.15	991,583.17	6.603	71.50	360	357	3	41.01	731
$1,000,000.01 >=	5	6,447,350.00	1.25	1,289,470.00	5.887	56.18	360	357	3	32.84	723
Total:	2,002	$516,597,807.00	100.00%	258,040.86	6.183%	78.08%	359	357	2	37.68%	705

Minimum: $26,400.00
Maximum: $1,765,750.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	7	$303,076.69	0.06%	43,296.67	7.598%	59.21%	345	342	3	32.26%	721
$50,000.01 - $100,000.00	163	13,685,177.12	2.65	83,958.14	6.573	74.97	359	357	2	36.10	704
$100,000.01 - $150,000.00	451	57,249,142.16	11.09	126,938.23	6.452	78.60	360	358	2	36.90	706
$150,000.01 - $200,000.00	322	55,751,379.80	10.80	173,140.93	6.270	79.20	359	357	2	37.45	703
$200,000.01 - $250,000.00	242	54,240,799.70	10.51	224,135.54	6.134	79.04	358	355	2	37.77	702
$250,000.01 - $300,000.00	211	57,688,672.44	11.17	273,406.03	6.164	79.46	359	357	2	38.18	706
$300,000.01 - $350,000.00	144	46,790,553.70	9.06	324,934.40	5.965	78.22	359	356	2	38.21	706
$350,000.01 - $400,000.00	122	45,787,472.23	8.87	375,307.15	6.139	78.67	360	358	2	37.92	695
$400,000.01 - $450,000.00	98	41,561,542.66	8.05	424,097.37	6.008	79.59	360	358	2	40.18	705
$450,000.01 - $500,000.00	84	39,621,825.78	7.67	471,688.40	6.156	78.47	360	357	3	37.16	704
$500,000.01 - $550,000.00	41	21,341,160.75	4.13	520,516.12	6.256	78.91	360	358	2	38.02	700
$550,000.01 - $600,000.00	28	15,996,600.41	3.10	571,307.16	6.022	77.41	360	358	2	38.31	715
$600,000.01 - $650,000.00	47	29,809,891.53	5.77	634,253.01	6.202	75.51	360	357	3	35.12	705
$650,000.01 - $700,000.00	7	4,682,150.00	0.91	668,878.57	5.914	75.73	360	358	2	43.03	693
$700,000.01 - $750,000.00	10	7,291,100.00	1.41	729,110.00	6.320	76.72	360	357	3	33.50	732
$750,000.01 - $800,000.00	4	3,071,350.00	0.59	767,837.50	6.253	80.00	360	358	2	38.24	718
$800,000.01 - $850,000.00	1	820,000.00	0.16	820,000.00	5.625	80.00	360	358	2	38.07	732
$850,000.01 - $900,000.00	4	3,550,000.00	0.69	887,500.00	5.877	71.30	360	357	3	31.08	722
$900,000.01 - $950,000.00	5	4,628,335.19	0.90	925,667.04	6.131	78.04	360	358	2	39.89	691
$950,000.01 - $1,000,000.00	6	5,949,499.00	1.15	991,583.17	6.603	71.50	360	357	3	41.01	731
$1,000,000.01 >=	5	6,447,350.00	1.25	1,289,470.00	5.887	56.18	360	357	3	32.84	723
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: $26,033.45
Maximum: $1,765,750.00

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.001% - 4.500%	1	$356,261.00	0.07%	356,261.00	4.125%	70.00%	360	355	5	36.94%	700
4.501% - 5.000%	47	17,571,233.52	3.40	373,856.03	4.942	72.75	357	355	2	36.62	734
5.001% - 5.500%	198	56,994,731.49	11.04	287,852.18	5.361	76.85	359	357	2	36.33	724
5.501% - 6.000%	560	163,017,571.92	31.58	291,102.81	5.844	78.22	359	357	2	38.01	713
6.001% - 6.500%	655	159,815,266.54	30.96	243,992.77	6.319	79.04	360	357	2	37.98	696
6.501% - 7.000%	343	76,403,179.43	14.80	222,749.79	6.794	77.99	360	358	2	38.00	693
7.001% - 7.500%	125	26,946,942.43	5.22	215,575.54	7.260	77.71	360	357	3	37.33	697
7.501% - 8.000%	52	10,915,033.27	2.11	209,904.49	7.812	78.78	360	357	3	39.57	682
8.001% - 8.500%	17	3,660,916.33	0.71	215,348.02	8.265	78.09	360	358	2	31.91	675
8.501% - 9.000%	2	425,946.25	0.08	212,973.13	8.699	80.00	360	357	3	23.55	667
9.501% - 10.000%	1	133,963.52	0.03	133,963.52	10.000	80.00	360	357	3	16.87	656
11.501% - 12.000%	1	26,033.45	0.01	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 4.125%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	8	$1,547,969.70	0.30%	193,496.21	5.709%	61.29%	180	178	2	32.51%	731
360	1,994	514,719,109.45	99.70	258,133.96	6.184	78.13	360	358	2	37.69	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	8	$1,547,969.70	0.30%	193,496.21	5.709%	61.29%	180	178	2	32.51%	731
301 - 360	1,994	514,719,109.45	99.70	258,133.96	6.184	78.13	360	358	2	37.69	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 177
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	390	$99,991,547.00	19.37%	256,388.58	6.069%	77.63%	360	359	1	37.85%	703
2	644	159,453,496.00	30.89	247,598.60	6.209	78.48	359	357	2	37.21	704
3	751	196,632,379.06	38.09	261,827.40	6.196	78.23	360	357	3	37.86	706
4	183	53,353,026.82	10.33	291,546.59	6.255	77.03	360	356	4	37.75	706
5	33	6,795,542.64	1.32	205,925.53	6.314	79.23	360	355	5	40.53	708
6	1	41,087.64	0.01	41,087.64	7.375	59.29	360	354	6	29.32	712
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 1
Maximum: 6

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	253	$69,789,872.52	13.52%	275,849.30	6.408%	75.26%	359	357	3	0.00%	710
1.001% - 6.000%	2	694,365.00	0.13	347,182.50	5.978	79.27	360	357	3	4.61	785
6.001% - 11.000%	8	1,510,032.84	0.29	188,754.11	6.732	77.34	360	357	3	8.84	727
11.001% - 16.000%	11	3,011,714.11	0.58	273,792.19	6.333	77.48	360	357	3	14.46	701
16.001% - 21.000%	35	7,669,287.20	1.49	219,122.49	6.266	76.98	353	351	2	18.60	718
21.001% - 26.000%	68	16,257,751.15	3.15	239,084.58	6.161	76.87	357	355	2	23.61	719
26.001% - 31.000%	157	38,788,656.95	7.51	247,061.51	5.980	77.01	360	358	2	28.75	720
31.001% - 36.000%	322	80,367,607.88	15.57	249,588.84	6.143	77.40	360	357	2	33.68	707
36.001% - 41.000%	531	135,786,807.50	26.30	255,719.03	6.149	79.23	360	358	2	38.59	702
41.001% - 46.000%	514	137,659,854.98	26.66	267,820.73	6.146	79.30	360	357	2	43.22	696
46.001% - 51.000%	83	20,027,548.56	3.88	241,295.77	6.356	77.94	358	355	3	48.02	715
51.001% - 56.000%	12	2,795,660.45	0.54	232,971.70	6.281	79.87	360	357	3	53.16	708
56.001% - 61.000%	4	1,118,320.00	0.22	279,580.00	6.249	74.04	360	357	3	57.81	671
61.001% - 66.000%	2	789,600.00	0.15	394,800.00	6.196	80.00	360	358	2	63.30	704
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 0.00%
Maximum: 63.89%
WADTI: 37.68%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
580 - 589	1	$316,000.00	0.06%	316,000.00	5.250%	80.00%	360	357	3	44.36%	580
600 - 609	1	104,817.59	0.02	104,817.59	6.950	80.00	360	357	3	40.22	608
610 - 619	2	313,000.00	0.06	156,500.00	6.708	86.67	360	359	1	41.85	613
620 - 629	61	15,837,254.81	3.07	259,627.13	6.518	79.82	360	358	2	38.26	625
630 - 639	84	18,178,539.54	3.52	216,411.18	6.505	79.06	360	357	2	38.54	634
640 - 649	107	24,368,172.10	4.72	227,739.93	6.498	79.01	358	356	2	39.46	645
650 - 659	116	32,041,474.22	6.21	276,219.61	6.356	77.61	360	358	2	38.67	654
660 - 669	134	36,568,877.49	7.08	272,902.07	6.311	78.86	360	358	2	38.36	665
670 - 679	163	40,492,498.27	7.84	248,420.23	6.309	79.04	359	356	2	38.54	674
680 - 689	201	54,492,039.12	10.56	271,104.67	6.217	78.81	359	357	3	38.29	684
690 - 699	145	34,386,539.92	6.66	237,148.55	6.400	78.75	360	358	2	35.83	695
700 - 709	134	36,854,430.27	7.14	275,033.06	6.097	78.27	360	358	2	37.71	704
710 - 719	93	27,822,228.15	5.39	299,163.74	6.194	77.60	360	357	3	39.23	714
720 - 729	120	30,013,098.33	5.81	250,109.15	6.016	77.96	360	358	2	37.52	725
730 - 739	117	33,444,435.07	6.48	285,849.87	5.822	76.14	360	358	2	37.40	735
740 - 749	126	30,092,365.88	5.83	238,828.30	6.028	77.05	360	358	2	37.53	744
750 - 759	100	24,911,046.89	4.83	249,110.47	5.970	78.99	360	358	2	38.35	755
760 - 769	91	23,905,672.65	4.63	262,699.70	6.007	76.53	360	358	2	34.74	765
770 - 779	85	19,725,034.75	3.82	232,059.23	5.929	76.00	359	357	3	36.78	774
780 - 789	63	16,478,989.52	3.19	261,571.26	6.031	76.88	355	353	3	33.45	785
790 - 799	32	9,036,414.63	1.75	282,387.96	6.154	77.68	354	351	3	36.75	794
800 - 809	17	3,616,808.69	0.70	212,753.45	5.923	78.28	360	357	3	32.97	804
810 - 819	9	3,267,341.26	0.63	363,037.92	6.001	77.07	360	357	3	37.48	814
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum FICO: 580
Maximum FICO: 816
WA FICO: 705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	1	$26,033.45	0.01%	26,033.45	12.000%	16.00%	180	177	3	39.17%	631
20.01% - 25.00%	2	315,000.00	0.06	157,500.00	5.913	22.83	360	358	2	0.00	716
25.01% - 30.00%	3	1,105,589.82	0.21	368,529.94	5.398	26.52	327	325	2	0.00	762
30.01% - 35.00%	1	142,361.95	0.03	142,361.95	5.875	34.17	360	356	4	36.41	702
35.01% - 40.00%	3	1,949,000.00	0.38	649,666.67	5.170	36.60	360	359	1	33.47	732
40.01% - 45.00%	3	1,959,528.35	0.38	653,176.12	5.257	41.87	360	359	1	27.31	752
45.01% - 50.00%	6	1,903,197.57	0.37	317,199.60	5.640	48.34	324	321	3	24.91	767
50.01% - 55.00%	5	2,627,383.10	0.51	525,476.62	5.906	51.60	360	357	3	37.60	747
55.01% - 60.00%	14	4,464,676.51	0.86	318,905.47	6.073	57.88	360	358	2	33.64	705
60.01% - 65.00%	17	4,403,253.70	0.85	259,014.92	6.011	64.30	350	347	3	34.80	744
65.01% - 70.00%	106	25,039,030.96	4.85	236,217.27	6.321	69.48	360	357	3	37.18	695
70.01% - 75.00%	92	22,258,237.67	4.31	241,937.37	6.492	74.08	360	357	3	34.25	715
75.01% - 80.00%	1,742	447,989,491.85	86.77	257,169.63	6.177	79.86	360	357	2	37.99	703
80.01% - 85.00%	2	810,222.99	0.16	405,111.49	6.375	82.96	360	357	3	49.37	738
85.01% - 90.00%	5	1,274,071.23	0.25	254,814.25	5.957	88.47	360	357	3	38.31	711
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 16.00
Maximum: 90.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30.01% - 35.00%	3	$663,021.81	0.13%	221,007.27	5.696%	24.38%	360	358	2	0.00%	748
35.01% - 40.00%	1	553,000.00	0.11	553,000.00	5.250	26.98	360	359	1	0.00	745
40.01% - 45.00%	1	1,107,100.00	0.21	1,107,100.00	5.250	40.26	360	359	1	27.31	769
45.01% - 50.00%	2	722,428.35	0.14	361,214.17	5.500	40.59	360	358	2	48.68	736
50.01% - 55.00%	1	304,105.85	0.06	304,105.85	4.875	49.04	180	178	2	19.14	792
60.01% - 65.00%	4	2,652,792.60	0.51	663,198.15	5.238	41.37	346	345	1	31.01	742
65.01% - 70.00%	2	499,566.78	0.10	249,783.39	5.696	43.49	360	357	3	34.69	723
70.01% - 75.00%	7	3,028,288.87	0.59	432,612.70	5.857	56.01	360	357	3	32.11	748
75.01% - 80.00%	18	8,517,022.57	1.65	473,167.92	6.156	62.46	360	357	3	34.62	713
80.01% - 85.00%	26	12,867,855.49	2.49	494,917.52	6.042	74.40	360	357	3	37.40	701
85.01% - 90.00%	267	82,290,253.86	15.94	308,203.20	6.278	77.71	360	357	2	36.32	708
90.01% - 95.00%	473	114,115,551.13	22.10	241,259.09	6.359	78.62	360	357	2	36.84	702
95.01% - 100.00%	1,197	288,946,091.84	55.97	241,391.89	6.116	79.72	360	357	2	38.58	704
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 31.69
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	669	$246,821,564.96	47.81%	368,941.05	6.009%	77.59%	360	357	3	38.43%	705
Georgia	554	99,884,537.54	19.35	180,297.00	5.993	78.73	359	357	2	36.08	714
Florida	157	31,227,747.42	6.05	198,902.85	6.622	77.82	360	358	2	36.58	705
New Jersey	73	21,735,440.61	4.21	297,745.76	6.513	79.32	358	355	2	36.77	697
New York	50	17,455,005.57	3.38	349,100.11	6.606	76.45	358	356	2	39.18	691
Nevada	59	13,556,563.02	2.63	229,772.25	6.268	79.39	360	357	3	37.62	706
Colorado	45	11,731,956.22	2.27	260,710.14	6.516	77.58	360	357	3	39.94	706
Arizona	55	11,391,395.75	2.21	207,116.29	6.512	79.32	360	357	3	37.24	695
Washington	41	10,115,693.87	1.96	246,724.24	6.105	79.87	360	358	2	37.51	688
Texas	63	8,576,904.96	1.66	136,141.35	6.772	78.36	356	353	3	36.30	697
Massachusetts	17	4,933,442.49	0.96	290,202.50	6.684	79.54	359	357	2	38.26	721
North Carolina	23	4,532,661.28	0.88	197,072.23	6.558	76.82	360	357	3	38.04	680
Maryland	19	4,463,913.29	0.86	234,942.80	6.663	77.76	360	358	2	40.98	696
South Carolina	21	3,695,103.97	0.72	175,957.33	6.607	77.97	360	357	3	30.65	717
Virginia	15	3,606,328.41	0.70	240,421.89	6.727	78.96	360	358	2	38.65	698
Connecticut	16	3,091,519.39	0.60	193,219.96	6.726	78.66	360	357	3	37.77	688
Illinois	11	1,992,042.45	0.39	181,094.77	7.018	78.73	360	358	2	35.82	731
New Mexico	14	1,786,382.51	0.35	127,598.75	6.630	77.96	360	357	3	38.69	690
Pennsylvania	9	1,719,553.17	0.33	191,061.46	6.501	78.22	360	358	2	37.87	691
Oregon	11	1,622,310.38	0.31	147,482.76	6.531	79.51	360	358	2	40.71	689
Minnesota	7	1,421,182.78	0.28	203,026.11	6.992	79.42	360	356	4	38.75	677
Mississippi	12	1,352,730.73	0.26	112,727.56	6.579	77.36	360	358	2	36.71	710
Michigan	8	1,312,931.81	0.25	164,116.48	6.463	78.84	360	357	3	38.86	719
Rhode Island	5	1,274,405.53	0.25	254,881.11	6.989	79.85	360	358	2	40.53	665
Hawaii	3	1,259,200.00	0.24	419,733.33	5.882	80.00	360	357	3	41.78	712
Ohio	12	1,214,832.82	0.24	101,236.07	6.785	77.79	360	358	2	39.25	683
Tennessee	9	1,211,867.34	0.23	134,651.93	6.740	79.99	360	358	2	40.93	698
Alabama	6	1,077,640.00	0.21	179,606.67	6.560	79.31	360	358	2	37.43	766
Missouri	3	480,121.62	0.09	160,040.54	7.112	79.02	360	358	2	31.15	674
Arkansas	3	421,892.88	0.08	140,630.96	6.148	80.00	360	357	3	41.12	745
Kentucky	3	289,385.65	0.06	96,461.88	6.743	77.36	360	358	2	42.79	702
Indiana	2	260,000.00	0.05	130,000.00	6.588	80.00	360	359	1	43.33	647
Delaware	1	175,610.00	0.03	175,610.00	6.750	78.78	360	359	1	40.26	646
Utah	2	167,550.00	0.03	83,775.00	6.787	73.25	360	357	3	27.57	698
New Hampshire	1	162,160.75	0.03	162,160.75	6.625	80.00	360	358	2	33.23	668
Nebraska	2	158,150.00	0.03	79,075.00	6.343	73.55	360	357	3	38.63	732
Idaho	1	87,350.00	0.02	87,350.00	6.375	69.98	360	358	2	38.48	755
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	144	$56,382,179.72	10.92%	391,542.91	6.060%	76.23%	359	357	3	37.67%	707
South CA	525	190,439,385.24	36.89	362,741.69	5.994	78.00	360	357	3	38.63	704
States Not CA	1,333	269,445,514.19	52.19	202,134.67	6.343	78.53	359	357	2	37.00	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30349	32	$4,658,178.91	0.90%	145,568.09	5.987%	77.76%	360	358	2	37.32%	695
92336	11	3,731,100.00	0.72	339,190.91	5.805	80.00	360	357	3	38.22	689
30213	23	3,326,401.28	0.64	144,626.14	6.094	78.64	360	358	2	36.74	698
33705	7	3,298,243.00	0.64	471,177.57	5.986	77.54	360	358	2	35.34	727
30517	19	2,931,872.00	0.57	154,309.05	6.106	79.55	360	358	2	37.30	702
Other	1,910	498,321,283.96	96.52	260,901.20	6.190	78.06	359	357	2	37.71	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	1,746	$431,065,000.45	83.50%	246,887.17	6.192%	79.09%	360	357	2	37.89%	707
Refinance - Cashout	174	58,599,997.97	11.35	336,781.60	6.238	72.12	358	356	2	37.07	688
Refinance - Rate Term	82	26,602,080.74	5.15	324,415.62	5.916	74.89	358	355	3	35.52	716
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	961	$257,679,772.37	49.91%	268,137.12	6.184%	78.44%	360	357	2	37.81%	701
Full Documentation	471	106,227,128.06	20.58	225,535.30	5.920	78.77	359	357	2	37.06	719
Stated Documentation	317	82,570,306.20	15.99	260,474.15	6.329	78.44	359	357	2	38.08	695
No Ratio	185	51,886,620.87	10.05	280,468.22	6.371	77.16	359	357	3	0.00	705
No Income No Asset	68	17,903,251.65	3.47	263,283.11	6.515	69.74	359	357	3	0.00	727
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	958	$270,993,857.09	52.49%	282,874.59	6.159%	77.46%	359	357	2	37.83%	704
PUD	763	170,206,265.01	32.97	223,075.05	6.211	78.63	359	357	2	37.62	704
Condo	207	52,309,570.50	10.13	252,703.24	6.076	79.26	360	358	2	37.16	713
2-4 Family	74	22,757,386.54	4.41	307,532.25	6.505	78.60	360	357	3	37.63	706
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	1,584	$440,271,290.18	85.28%	277,949.05	6.094%	78.26%	359	357	2	32.74%	704
Non-Owner Occupied	316	54,320,356.73	10.52	171,899.86	6.705	76.96	360	357	3	31.83	715
Second Home	102	21,675,432.24	4.20	212,504.24	6.678	77.28	360	357	3	31.28	703
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	32.59%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	418	$119,537,577.81	23.15%	285,975.07	6.426%	78.63%	360	357	3	38.43%	708
6	12	4,953,182.41	0.96	412,765.20	6.232	77.38	360	357	3	34.78	746
12	137	45,154,860.70	8.75	329,597.52	6.234	76.45	359	357	3	37.79	697
24	563	152,932,047.34	29.62	271,637.74	6.089	79.13	360	357	2	38.15	698
36	708	153,609,014.71	29.75	216,961.89	6.164	77.22	359	357	2	37.09	704
60	164	40,080,396.17	7.76	244,392.66	5.827	77.67	357	355	2	36.25	725
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705
wa Term: 23.586											

Prepayment Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	115	$38,721,612.60	7.50%	336,709.67	6.319%	76.71%	359	357	3	38.09%	694
12M	15	3,755,351.63	0.73	250,356.78	5.715	73.53	360	357	3	37.62	714
12S	7	2,677,896.47	0.52	382,556.64	5.730	76.93	360	357	3	34.30	721
24H	393	113,045,738.60	21.90	287,648.19	6.014	79.23	360	358	2	38.05	696
24M	155	35,569,541.77	6.89	229,480.91	6.272	79.06	360	357	3	38.54	703
24S	15	4,316,766.98	0.84	287,784.47	6.541	77.00	360	356	4	37.94	715
36H	573	121,798,000.67	23.59	212,561.96	6.136	77.08	359	357	2	36.83	702
36M	111	25,409,719.52	4.92	228,916.39	6.279	77.55	360	357	3	38.32	711
36S	24	6,401,294.52	1.24	266,720.60	6.245	78.51	360	357	3	37.39	720
60H	73	12,662,360.06	2.45	173,456.99	6.172	78.52	359	357	2	38.03	695
60M	18	3,464,403.55	0.67	192,466.86	6.300	77.56	351	348	3	39.89	699
60S	73	23,953,632.56	4.64	328,131.95	5.576	77.23	358	356	2	34.91	746
6H	5	2,086,350.00	0.40	417,270.00	6.600	75.97	360	357	3	39.27	736
6M	6	2,371,332.41	0.46	395,222.07	5.904	78.08	360	358	2	30.64	758
6S	1	495,500.00	0.10	495,500.00	6.250	80.00	360	358	2	40.35	736
No PPP	418	119,537,577.81	23.15	285,975.07	6.426	78.63	360	357	3	38.43	708
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Alterna Mortgage	15	$3,651,027.88	0.71%	243,401.86	7.321%	79.47%	360	359	1	39.45%	691
Avaris Capital	12	3,950,000.00	0.77	329,166.67	6.112	80.00	360	358	2	41.22	731
Equity Now, Inc.	7	3,808,292.37	0.74	544,041.77	6.713	64.10	350	347	3	39.52	680
Gateway Bank FSB	42	14,189,491.69	2.75	337,845.04	5.848	72.38	360	358	2	37.60	732
Heritage Plaza Mortgage, Inc.	2	525,000.00	0.10	262,500.00	5.576	70.00	360	356	4	38.88	711
Loan Center of California, Inc.	3	2,345,750.00	0.45	781,916.67	6.342	71.72	360	356	4	38.36	714
Mortgage Enterprise, Ltd.	2	667,200.00	0.13	333,600.00	6.594	79.90	360	355	5	37.99	716
Opteum	1,726	420,274,344.98	81.41	243,496.14	6.193	78.33	359	357	2	37.42	703
Pemmtek Mortgage Services	9	2,576,708.27	0.50	286,300.92	7.765	75.19	360	356	4	35.21	681
Provident Bank	108	39,415,751.27	7.63	364,960.66	5.972	78.68	360	357	3	38.43	713
Pro30 Funding	1	520,000.00	0.10	520,000.00	7.850	80.00	360	355	5	0.00	702
Quicken Loans	4	564,553.00	0.11	141,138.25	6.491	75.17	360	356	4	37.25	723
Realty Mortgage Corp	9	1,844,154.42	0.36	204,906.05	5.584	78.82	360	355	5	43.01	706
Shearson Mortgage	4	1,274,800.00	0.25	318,700.00	6.256	80.00	360	356	4	40.67	711
Stearns Lending, Inc.	45	17,032,335.29	3.30	378,496.34	6.045	78.60	360	356	4	39.49	722
Sun West Mortgage Co.	13	3,627,669.98	0.70	279,051.54	6.424	79.98	360	357	3	42.20	713
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.001% - 4.500%	1	$356,261.00	0.09%	356,261.00	4.125%	70.00%	360	355	5	36.94%	700
4.501% - 5.000%	42	14,012,492.47	3.66	333,630.77	4.930	77.94	360	358	2	37.70	734
5.001% - 5.500%	190	53,532,047.37	13.97	281,747.62	5.364	78.77	360	358	2	36.61	723
5.501% - 6.000%	446	129,190,573.95	33.72	289,664.96	5.839	79.02	360	357	3	38.12	709
6.001% - 6.500%	435	114,613,254.48	29.92	263,478.75	6.312	79.19	360	358	2	38.12	693
6.501% - 7.000%	206	49,231,501.83	12.85	238,987.87	6.789	78.27	360	358	2	37.80	691
7.001% - 7.500%	61	15,121,419.87	3.95	247,892.13	7.248	78.35	360	358	2	38.04	695
7.501% - 8.000%	16	4,845,801.72	1.26	302,862.61	7.814	78.33	360	357	3	37.43	684
8.001% - 8.500%	9	2,217,042.60	0.58	246,338.07	8.292	79.56	360	358	2	32.58	688
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 4.125%
Maximum: 8.500%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	5	$3,558,741.05	2.67%	711,748.21	4.989%	52.31%	345	343	2	30.40%	735
5.001% - 5.500%	8	3,462,684.12	2.60	432,835.52	5.312	47.08	343	342	1	28.76	747
5.501% - 6.000%	114	33,826,997.98	25.41	296,728.05	5.864	75.19	357	355	2	37.56	730
6.001% - 6.500%	220	45,202,012.07	33.95	205,463.69	6.339	78.67	358	356	2	37.63	704
6.501% - 7.000%	137	27,171,677.60	20.41	198,333.41	6.802	77.48	360	357	3	38.41	695
7.001% - 7.500%	64	11,825,522.56	8.88	184,773.79	7.275	76.88	360	357	3	36.40	700
7.501% - 8.000%	36	6,069,231.55	4.56	168,589.77	7.810	79.14	360	357	3	41.43	680
8.001% - 8.500%	8	1,443,873.73	1.08	180,484.22	8.224	75.83	360	357	3	30.89	656
8.501% - 9.000%	2	425,946.25	0.32	212,973.13	8.699	80.00	360	357	3	23.55	667
9.501% - 10.000%	1	133,963.52	0.10	133,963.52	10.000	80.00	360	357	3	16.87	656
11.501% - 12.000%	1	26,033.45	0.02	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	596	$133,146,683.86	100.00%	223,400.48	6.433%	75.84%	358	356	2	37.32%	708

Minimum: 4.875%
Maximum: 12.000%

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 2.250%	637	$155,739,199.61	40.65%	244,488.54	6.021%	78.73%	360	358	2	37.04%	714
2.251% - 2.500%	82	26,642,989.24	6.95	324,914.50	6.135	78.36	360	357	3	38.27	700
2.501% - 2.750%	93	27,378,690.29	7.15	294,394.52	6.262	79.07	360	357	3	37.68	697
2.751% - 3.000%	345	105,977,193.59	27.66	307,180.27	6.036	79.54	360	358	2	38.87	696
3.001% - 3.250%	139	32,227,387.38	8.41	231,851.71	6.112	78.01	360	357	3	36.85	701
3.251% - 3.500%	7	3,920,750.00	1.02	560,107.14	6.645	74.62	360	357	3	40.15	702
3.501% - 3.750%	28	9,660,335.47	2.52	345,011.98	6.288	77.48	360	357	3	34.99	693
3.751% - 4.000%	6	2,179,586.43	0.57	363,264.41	6.821	74.28	360	357	3	49.95	682
4.001% - 4.250%	6	1,713,600.00	0.45	285,600.00	6.857	80.00	360	357	3	40.80	703
4.251% - 4.500%	4	1,630,000.00	0.43	407,500.00	5.455	78.95	360	357	3	34.46	702
4.501% - 4.750%	1	336,000.00	0.09	336,000.00	5.750	80.00	360	359	1	44.76	665
4.751% - 5.000%	14	3,915,500.00	1.02	279,678.57	6.524	79.53	360	357	3	39.54	718
5.001% - 5.250%	11	3,823,859.31	1.00	347,623.57	6.031	79.99	360	357	3	37.12	670
5.251% - 5.500%	10	2,701,817.02	0.71	270,181.70	6.385	80.83	360	358	2	40.07	677
5.501% - 5.750%	5	1,231,747.55	0.32	246,349.51	6.632	80.00	360	358	2	41.29	680
5.751% - 6.000%	5	1,133,487.05	0.30	226,697.41	6.898	81.95	360	358	2	40.03	711
6.001% - 6.250%	5	1,303,538.35	0.34	260,707.67	6.820	80.00	360	357	3	37.01	667
6.501% - 6.750%	3	560,355.92	0.15	186,785.31	6.972	80.00	360	358	2	44.49	634
6.751% - 7.000%	5	1,044,358.08	0.27	208,871.62	7.191	80.00	360	357	3	38.13	651
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 2.250%
Maximum: 7.000%
Weighted Average: 2.770%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 3.000%	1,157	$315,738,072.72	82.41%	272,893.75	6.056%	79.00%	360	358	2	37.81%	705
3.001% - 4.000%	180	47,988,059.28	12.53	266,600.33	6.223	77.46	360	357	3	37.22	699
4.001% - 5.000%	18	5,452,000.00	1.42	302,888.89	6.649	79.73	360	357	3	39.74	715
5.001% - 6.000%	10	2,955,700.00	0.77	295,570.00	5.489	79.92	360	357	3	36.11	680
6.001% - 7.000%	33	9,350,237.46	2.44	283,340.53	6.458	80.28	360	358	2	39.21	677
7.001% - 8.000%	8	1,636,325.82	0.43	204,540.73	7.252	80.00	360	357	3	40.07	664
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 2.250%
Maximum: 7.950%
Weighted Average: 2.800%

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	13	$4,856,400.00	1.27%	373,569.23	4.966%	77.42%	360	358	2	38.00%	751
10.001% - 11.000%	302	80,704,115.92	21.06	267,232.17	5.629	79.12	360	358	2	37.18	716
11.001% - 12.000%	699	188,672,149.88	49.25	269,917.24	6.001	78.83	360	358	2	37.83	705
12.001% - 13.000%	342	96,173,252.43	25.10	281,208.34	6.542	78.84	360	357	3	38.51	691
13.001% - 14.000%	45	11,721,997.92	3.06	260,488.84	7.555	78.17	360	357	3	36.01	692
14.001% - 15.000%	4	853,771.14	0.22	213,442.78	7.267	80.00	360	357	3	39.12	653
18.001% - 19.000%	1	138,708.00	0.04	138,708.00	6.750	80.00	360	355	5	39.57	764
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 9.750%
Maximum: 18.500%
Weighted Average: 11.670%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	4	$1,278,661.00	0.33%	319,665.25	4.991%	78.31%	360	355	5	35.20%	722
2005-11-01	16	4,984,932.47	1.30	311,558.28	5.690	74.42	360	356	4	37.08	718
2005-12-01	20	6,472,491.00	1.69	323,624.55	6.064	79.05	360	357	3	35.06	712
2006-01-01	5	1,428,304.00	0.37	285,660.80	5.450	78.95	360	358	2	34.83	687
2006-02-01	1	447,200.00	0.12	447,200.00	5.250	80.00	360	359	1	31.31	733
2007-04-01	4	1,268,720.00	0.33	317,180.00	6.557	80.00	360	355	5	53.53	707
2007-05-01	40	10,485,590.13	2.74	262,139.75	6.225	77.57	360	356	4	39.52	690
2007-06-01	200	55,625,603.42	14.52	278,128.02	6.091	79.10	360	357	3	37.96	692
2007-07-01	194	53,210,838.31	13.89	274,282.67	6.099	79.16	360	358	2	38.82	694
2007-08-01	116	34,062,551.00	8.89	293,642.68	6.052	79.74	360	359	1	38.99	697
2008-04-01	3	672,135.00	0.18	224,045.00	6.671	79.95	360	355	5	58.24	740
2008-05-01	20	6,684,027.66	1.74	334,201.38	6.130	79.50	360	356	4	40.56	719
2008-06-01	35	11,457,791.40	2.99	327,365.47	6.312	79.23	360	357	3	38.63	708
2008-07-01	25	5,462,225.00	1.43	218,489.00	5.816	79.29	360	358	2	38.92	715
2008-08-01	12	2,661,704.00	0.69	221,808.67	5.933	79.61	360	359	1	36.05	701
2010-04-01	11	1,948,827.50	0.51	177,166.14	6.355	79.87	360	355	5	42.38	691
2010-05-01	58	19,055,541.51	4.97	328,543.82	6.233	77.82	360	356	4	37.56	702
2010-06-01	240	63,724,453.99	16.63	265,518.56	6.101	79.03	360	357	3	37.71	712
2010-07-01	206	50,838,877.89	13.27	246,790.67	6.182	78.72	360	358	2	36.01	709
2010-08-01	141	31,906,376.00	8.33	226,286.35	6.185	79.25	360	359	1	37.86	702
2012-05-01	2	532,800.00	0.14	266,400.00	6.019	80.00	360	356	4	40.45	681
2012-06-01	16	6,012,200.00	1.57	375,762.50	5.710	74.52	360	357	3	36.74	730
2012-07-01	12	4,450,644.02	1.16	370,887.00	5.985	78.51	360	358	2	36.54	736
2012-08-01	11	3,643,450.00	0.95	331,222.73	5.436	78.93	360	359	1	36.23	718
2015-06-01	9	3,210,150.00	0.84	356,683.33	5.700	74.68	360	357	3	32.91	746
2015-07-01	5	1,594,300.00	0.42	318,860.00	5.771	80.00	360	358	2	31.38	728
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 20051001
Maximum: 20150701
Weighted Average: 20090128

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	45	$14,720,788.47	3.84%	327,128.63	5.777%	77.93%	360	357	3	35.61%	709
1.500%	3	746,583.67	0.19	248,861.22	6.412	80.00	360	357	3	30.06	649
2.000%	38	12,323,375.33	3.22	324,299.35	6.086	78.67	360	357	3	37.40	705
3.000%	598	165,277,674.88	43.14	276,384.07	6.104	79.14	360	358	2	38.72	695
5.000%	627	155,560,183.71	40.60	248,102.37	6.175	79.03	360	358	2	37.19	705
6.000%	95	34,491,789.23	9.00	363,071.47	5.836	77.12	360	357	3	37.28	735
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.970%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	1,405	$382,600,395.29	99.86%	272,313.45	6.094%	78.86%	360	358	2	37.80%	704
2.000%	1	520,000.00	0.14	520,000.00	7.850	80.00	360	355	5	0.00	702
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
No MI	2,001	$515,880,579.15	99.93%	257,811.38	6.183%	78.07%	359	357	2	37.68%	705
United Guaranty	1	386,500.00	0.07	386,500.00	5.750	86.94	360	357	3	33.55	722
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	285	$55,635,245.15	10.78%	195,211.39	6.427%	76.39%	355	352	3	38.17%	710
24	5	1,363,150.00	0.26	272,630.00	6.360	78.70	360	356	4	43.44	697
36	13	4,990,400.00	0.97	383,876.92	6.204	77.33	360	357	3	37.80	689
60	115	41,319,502.00	8.00	359,300.02	6.100	79.25	360	357	3	37.87	703
84	11	3,914,650.00	0.76	355,877.27	5.737	75.35	360	357	3	36.98	720
120	1,573	409,044,132.00	79.23	260,040.77	6.162	78.22	360	358	2	37.58	704
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	954	$170,676,202.27	64.63%	178,905.87	6.288%	78.99%	358	356	2	37.18%	704
Non-Conforming	177	93,397,519.40	35.37	527,669.60	6.099	76.26	358	355	3	36.44	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

AVG UPB: $233,486.93
MIN UPB: $40,000.00
MAX UPB: $1,252,078.62
GROSS WAC: 6.2209683065%
MIN RATE: 3.875%
MAX RATE: 9.125%
MIN ORIG LTV: 15.56%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 177
MAX WAM: 359
% SF/PUD: 100.00%
% FULL/ALT: 25.92%
% CASHOUT: 14.45%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 10.68%
WA LTV: 78.02%
% FICO > 679: 68.64%
% NO FICO: 0.00%
WA FICO: 703
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 76.16%
CALIFORNIA %: 23.80%
NORTH CA. %: 5.22%
SOUTH CA. %: 18.58%
ARM%: 67.14%
FIXED%: 32.86%
IO%: 84.44%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	13	$4,246,308.00	1.61%	326,639.08	5.657%	80.29%	360	357	3	30.84%	755
15YR FXD	11	2,917,790.95	1.10	265,253.72	5.712	56.51	180	177	3	20.05	697
2/6 MONTH LIBOR	22	4,251,982.95	1.61	193,271.95	6.836	85.75	360	358	2	36.11	654
2/6 MONTH LIBOR - 24 MONTH IO	2	644,750.00	0.24	322,375.00	6.341	77.26	360	356	4	45.07	688
2/6 MONTH LIBOR - 60 MONTH IO	17	6,213,500.00	2.35	365,500.00	6.507	82.53	360	357	3	43.38	643
2/6 MONTH LIBOR -120 MONTH IO	199	50,230,736.00	19.02	252,415.76	6.266	80.14	360	358	2	38.72	699
30YR FXD	155	30,704,611.25	11.63	198,094.27	6.331	73.98	360	357	3	37.64	706
30YR FXD - 60 MONTH IO	1	115,200.00	0.04	115,200.00	5.000	90.00	360	357	3	44.89	668
30YR FXD -120 MONTH IO	221	53,031,651.00	20.08	239,962.22	6.405	75.83	360	358	2	36.09	708
3/6 MONTH LIBOR	1	192,079.99	0.07	192,079.99	6.807	90.00	360	357	3	33.48	665
3/6 MONTH LIBOR - 36 MONTH IO	2	312,900.00	0.12	156,450.00	5.981	75.74	360	357	3	52.99	721
3/6 MONTH LIBOR - 60 MONTH IO	3	874,800.00	0.33	291,600.00	6.449	84.71	360	358	2	31.82	651
3/6 MONTH LIBOR -120 MONTH IO	31	8,038,518.00	3.04	259,307.03	5.979	78.75	360	357	3	36.21	709
5/6 MONTH LIBOR	10	2,217,646.51	0.84	221,764.65	6.439	81.98	360	357	3	38.58	686
5/6 MONTH LIBOR - 36 MONTH IO	1	359,650.00	0.14	359,650.00	5.750	76.52	360	356	4	30.56	681
5/6 MONTH LIBOR - 60 MONTH IO	19	6,878,275.00	2.60	362,014.47	5.986	79.72	360	357	3	37.95	695
5/6 MONTH LIBOR -120 MONTH IO	370	77,682,079.00	29.42	209,951.56	6.197	78.73	360	358	2	36.96	706
6 MONTH LIBOR - 60 MONTH IO	1	220,000.00	0.08	220,000.00	7.000	80.00	360	357	3	33.05	761
6 MONTH LIBOR -120 MONTH IO	31	8,359,599.00	3.17	269,664.48	5.471	80.43	360	356	4	34.26	704
7/6 MONTH LIBOR	3	815,338.02	0.31	271,779.34	5.409	80.00	360	358	2	27.28	771
7/6 MONTH LIBOR - 84 MONTH IO	1	500,000.00	0.19	500,000.00	5.999	80.00	360	357	3	39.50	746
7/6 MONTH LIBOR -120 MONTH IO	17	5,266,306.00	1.99	309,782.71	5.435	80.72	360	358	2	32.71	732
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Group	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	802	$206,798,205.27	78.31%	257,853.12	6.147%	78.30%	357	355	2	36.74%	704
2	329	57,275,516.41	21.69	174,089.72	6.487	77.04	360	358	2	37.63	702
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Original Balance	COUNT	OPB	%	AVG 0PB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	2	$80,000.00	0.03%	40,000.00	6.000%	22.45%	360	358	2	0.00%	751
$50,000.01 - $100,000.00	75	6,500,121.00	2.46	86,668.28	6.365	70.65	355	353	2	34.29	698
$100,000.01 - $150,000.00	327	42,187,340.00	15.96	129,013.27	6.433	78.72	359	357	2	36.59	711
$150,000.01 - $200,000.00	261	44,897,913.00	16.99	172,022.66	6.327	80.05	357	355	2	37.12	701
$200,000.01 - $250,000.00	127	28,264,915.00	10.69	222,558.39	6.199	79.43	358	356	2	37.29	699
$250,000.01 - $300,000.00	80	21,871,836.00	8.27	273,397.95	6.190	78.79	360	358	2	38.35	702
$300,000.01 - $350,000.00	68	21,915,702.00	8.29	322,289.74	6.079	79.78	357	355	3	38.83	706
$350,000.01 - $400,000.00	48	17,918,067.00	6.78	373,293.06	6.085	77.66	360	358	2	34.73	695
$400,000.01 - $450,000.00	41	17,436,100.00	6.60	425,270.73	6.093	78.50	360	358	2	39.42	709
$450,000.01 - $500,000.00	31	14,659,412.00	5.55	472,884.26	6.181	80.86	360	357	3	36.52	695
$500,000.01 - $550,000.00	10	5,198,150.00	1.97	519,815.00	6.031	78.24	360	357	3	36.72	706
$550,000.01 - $600,000.00	12	6,820,086.00	2.58	568,340.50	6.188	76.06	360	358	2	37.10	706
$600,000.01 - $650,000.00	22	13,956,750.00	5.28	634,397.73	6.189	74.65	360	358	2	37.60	694
$650,000.01 - $700,000.00	6	4,011,900.00	1.52	668,650.00	5.418	75.85	360	357	3	37.33	698
$700,000.01 - $750,000.00	8	5,779,750.00	2.19	722,468.75	5.969	78.68	360	357	3	34.86	735
$800,000.01 - $850,000.00	1	836,250.00	0.32	836,250.00	6.250	75.00	360	356	4	0.00	681
$850,000.01 - $900,000.00	3	2,636,000.00	1.00	878,666.67	6.165	70.25	360	358	2	37.27	704
$900,000.01 - $950,000.00	1	942,000.00	0.36	942,000.00	5.875	60.00	360	357	3	0.00	694
$950,000.01 - $1,000,000.00	5	4,969,999.00	1.88	993,999.80	6.822	64.15	360	357	3	36.86	713
$1,000,000.01 >=	3	3,432,500.00	1.30	1,144,166.67	5.897	68.19	294	291	3	22.84	693
Total:	1,131	$264,314,791.00	100.00%	233,700.08	6.221%	78.02%	358	356	2	36.92%	703

Minimum: $40,000.00
Maximum: $1,267,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	2	$80,000.00	0.03%	40,000.00	6.000%	22.45%	360	358	2	0.00%	751
$50,000.01 - $100,000.00	75	6,487,237.03	2.46	86,496.49	6.365	70.66	355	353	2	34.29	698
$100,000.01 - $150,000.00	327	42,140,787.58	15.96	128,870.91	6.432	78.72	359	357	2	36.60	711
$150,000.01 - $200,000.00	262	45,047,488.60	17.06	171,936.98	6.324	80.04	357	355	2	37.17	701
$200,000.01 - $250,000.00	126	28,039,882.36	10.62	222,538.75	6.202	79.43	358	356	2	37.22	700
$250,000.01 - $300,000.00	80	21,846,443.16	8.27	273,080.54	6.190	78.79	360	358	2	38.35	702
$300,000.01 - $350,000.00	68	21,898,606.84	8.29	322,038.34	6.079	79.79	358	355	3	38.83	706
$350,000.01 - $400,000.00	48	17,913,699.94	6.78	373,202.08	6.085	77.66	360	358	2	34.73	695
$400,000.01 - $450,000.00	41	17,415,685.39	6.60	424,772.81	6.093	78.51	360	358	2	39.42	709
$450,000.01 - $500,000.00	31	14,652,663.61	5.55	472,666.57	6.181	80.86	360	357	3	36.52	695
$500,000.01 - $550,000.00	10	5,194,548.93	1.97	519,454.89	6.031	78.24	360	357	3	36.70	706
$550,000.01 - $600,000.00	12	6,816,596.08	2.58	568,049.67	6.188	76.08	360	358	2	37.10	706
$600,000.01 - $650,000.00	22	13,956,750.00	5.29	634,397.73	6.189	74.65	360	358	2	37.60	694
$650,000.01 - $700,000.00	6	4,006,671.68	1.52	667,778.61	5.417	75.84	360	357	3	37.35	698
$700,000.01 - $750,000.00	8	5,774,832.86	2.19	721,854.11	5.970	78.68	360	357	3	34.86	735
$800,000.01 - $850,000.00	1	836,250.00	0.32	836,250.00	6.250	75.00	360	356	4	0.00	681
$850,000.01 - $900,000.00	3	2,636,000.00	1.00	878,666.67	6.165	70.25	360	358	2	37.27	704
$900,000.01 - $950,000.00	1	942,000.00	0.36	942,000.00	5.875	60.00	360	357	3	0.00	694
$950,000.01 - $1,000,000.00	5	4,969,999.00	1.88	993,999.80	6.822	64.15	360	357	3	36.86	713
$1,000,000.01 >=	3	3,417,578.62	1.29	1,139,192.87	5.898	68.24	294	291	3	22.89	693
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: $40,000.00
Maximum: $1,252,078.62

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.10%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	2	528,074.00	0.20	264,037.00	4.470	80.00	360	355	5	19.98	724
4.501% - 5.000%	22	7,409,541.85	2.81	336,797.36	4.892	76.04	353	350	3	33.03	727
5.001% - 5.500%	103	26,951,098.11	10.21	261,661.15	5.376	76.11	355	353	2	33.54	729
5.501% - 6.000%	323	86,583,952.29	32.79	268,061.77	5.857	76.28	357	355	2	36.68	713
6.001% - 6.500%	350	74,986,598.86	28.40	214,247.43	6.319	78.27	359	357	2	38.12	692
6.501% - 7.000%	200	39,649,236.91	15.01	198,246.18	6.803	81.43	359	357	3	38.64	690
7.001% - 7.500%	93	19,447,344.96	7.36	209,111.24	7.291	78.91	360	357	3	36.75	695
7.501% - 8.000%	25	5,613,569.42	2.13	224,542.78	7.776	83.70	360	358	2	38.73	684
8.001% - 8.500%	7	1,765,640.74	0.67	252,234.39	8.212	80.15	360	357	3	32.22	659
8.501% - 9.000%	4	757,565.52	0.29	189,391.38	8.780	87.66	360	358	2	41.19	659
9.001% - 9.500%	1	106,200.00	0.04	106,200.00	9.125	95.00	360	359	1	0.00	677
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 3.875%
Maximum: 9.125%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	11	$2,917,790.95	1.10%	265,253.72	5.712%	56.51%	180	177	3	20.05%	697
360	1,120	261,155,930.73	98.90	233,174.94	6.227	78.26	360	358	2	37.10	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	11	$2,917,790.95	1.10%	265,253.72	5.712%	56.51%	180	177	3	20.05%	697
301 - 360	1,120	261,155,930.73	98.90	233,174.94	6.227	78.26	360	358	2	37.10	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 177
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	230	$50,722,842.00	19.21%	220,534.10	6.152%	79.53%	359	358	1	36.23%	712
2	367	81,229,352.76	30.76	221,333.39	6.247	78.33	358	356	2	36.43	702
3	407	100,938,312.87	38.22	248,005.68	6.227	76.72	357	354	3	36.67	701
4	83	21,689,573.36	8.21	261,320.16	6.407	78.39	360	356	4	40.47	700
5	44	9,493,640.68	3.60	215,764.56	5.873	80.43	360	355	5	39.30	704
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 1
Maximum: 5

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	252	$58,558,828.07	22.18%	232,376.30	6.366%	75.37%	358	355	3	0.00%	708
1.001% - 6.000%	1	90,365.00	0.03	90,365.00	7.500	74.41	360	359	1	5.25	704
6.001% - 11.000%	3	320,739.58	0.12	106,913.19	6.817	80.24	360	358	2	8.32	675
11.001% - 16.000%	11	3,050,378.49	1.16	277,307.14	5.879	70.21	286	283	3	13.59	674
16.001% - 21.000%	32	9,391,070.03	3.56	293,470.94	5.998	67.98	354	352	2	18.71	726
21.001% - 26.000%	41	7,855,075.11	2.97	191,587.20	6.136	79.78	360	358	2	24.23	712
26.001% - 31.000%	84	19,343,252.64	7.32	230,276.82	5.920	78.06	359	356	2	28.59	720
31.001% - 36.000%	171	38,929,743.54	14.74	227,659.32	6.194	79.36	359	357	2	33.75	712
36.001% - 41.000%	246	58,009,566.64	21.97	235,811.25	6.151	79.82	359	357	2	38.59	698
41.001% - 46.000%	222	50,981,047.06	19.31	229,644.36	6.238	79.28	360	358	2	43.24	694
46.001% - 51.000%	60	15,008,415.53	5.68	250,140.26	6.603	80.79	360	357	3	48.32	685
51.001% - 56.000%	4	1,120,040.00	0.42	280,010.00	5.849	80.00	360	357	3	52.99	700
56.001% - 61.000%	3	1,282,300.00	0.49	427,433.33	6.015	74.80	360	356	4	57.11	659
66.001% - 71.000%	1	132,900.00	0.05	132,900.00	6.125	69.98	360	356	4	66.62	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 0.00%
Maximum: 66.62%
WADTI: 36.92%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
580 - 589	1	$204,772.38	0.08%	204,772.38	5.990%	57.22%	360	358	2	44.32%	584
590 - 599	6	1,307,839.55	0.50	217,973.26	6.919	79.30	360	358	2	42.52	593
600 - 609	3	1,136,500.00	0.43	378,833.33	6.993	90.56	360	358	2	38.79	603
610 - 619	3	915,700.00	0.35	305,233.33	6.855	90.42	360	359	1	32.72	613
620 - 629	32	6,480,857.77	2.45	202,526.81	6.554	79.24	360	358	2	37.94	625
630 - 639	65	15,987,867.98	6.05	245,967.20	6.580	73.25	345	342	3	35.64	635
640 - 649	50	10,173,782.59	3.85	203,475.65	6.564	77.81	360	357	3	40.36	645
650 - 659	57	12,790,777.91	4.84	224,399.61	6.331	78.96	357	355	3	39.86	655
660 - 669	66	16,472,468.90	6.24	249,582.86	6.413	79.39	360	357	3	38.22	664
670 - 679	76	17,350,942.65	6.57	228,301.88	6.420	78.22	360	358	2	37.70	674
680 - 689	113	29,003,646.71	10.98	256,669.44	6.231	78.35	359	356	3	39.36	684
690 - 699	85	20,562,025.31	7.79	241,906.18	6.295	77.34	360	358	2	33.46	694
700 - 709	79	19,983,977.45	7.57	252,961.74	6.122	80.01	360	358	2	38.67	704
710 - 719	50	11,167,771.53	4.23	223,355.43	6.160	78.31	360	357	3	39.66	714
720 - 729	79	18,774,884.72	7.11	237,656.77	5.999	79.01	360	358	2	36.53	725
730 - 739	68	16,219,690.42	6.14	238,524.86	5.941	78.23	360	358	2	37.91	734
740 - 749	67	14,053,423.69	5.32	209,752.59	5.964	78.57	358	356	2	33.37	744
750 - 759	65	13,653,568.95	5.17	210,054.91	6.129	78.21	359	356	2	36.61	754
760 - 769	53	12,636,189.20	4.79	238,418.66	6.104	77.67	360	358	2	33.97	766
770 - 779	48	10,840,392.48	4.11	225,841.51	5.810	75.73	355	352	2	35.42	775
780 - 789	35	8,404,730.60	3.18	240,135.16	6.092	77.48	360	358	2	30.26	784
790 - 799	19	4,292,366.55	1.63	225,914.03	6.190	73.59	341	338	3	33.34	793
800 - 809	8	1,142,996.33	0.43	142,874.54	6.097	76.24	335	333	2	30.85	803
810 - 819	3	516,548.00	0.20	172,182.67	6.171	67.22	360	358	2	23.06	814
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum FICO: 584
Maximum FICO: 816
WA FICO: 703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	2	$1,040,000.00	0.39%	520,000.00	7.327%	16.36%	360	357	3	19.73%	638
20.01% - 25.00%	1	85,000.00	0.03	85,000.00	5.875	20.86	360	359	1	44.71	713
25.01% - 30.00%	5	614,062.98	0.23	122,812.60	5.676	26.91	313	311	2	21.87	730
30.01% - 35.00%	2	177,877.15	0.07	88,938.57	6.111	32.85	260	257	3	0.00	687
35.01% - 40.00%	4	626,400.00	0.24	156,600.00	5.902	36.43	360	357	3	28.41	718
40.01% - 45.00%	6	1,327,962.78	0.50	221,327.13	5.894	42.45	360	357	3	33.12	683
45.01% - 50.00%	12	2,255,640.63	0.85	187,970.05	5.782	47.44	310	307	2	28.40	736
50.01% - 55.00%	11	3,216,333.29	1.22	292,393.94	5.903	51.81	360	358	2	25.86	750
55.01% - 60.00%	17	6,074,100.67	2.30	357,300.04	5.904	58.48	318	316	3	25.45	688
60.01% - 65.00%	17	4,942,170.07	1.87	290,715.89	5.779	63.27	355	352	3	42.60	706
65.01% - 70.00%	59	13,110,046.04	4.96	222,204.17	6.262	69.28	360	358	2	38.00	705
70.01% - 75.00%	60	17,468,759.35	6.62	291,145.99	6.424	73.76	360	357	3	34.47	713
75.01% - 80.00%	807	184,935,274.57	70.03	229,163.91	6.144	79.79	360	357	2	37.47	704
80.01% - 85.00%	8	2,820,681.77	1.07	352,585.22	6.282	84.31	360	357	3	38.95	664
85.01% - 90.00%	64	13,563,448.89	5.14	211,928.89	6.780	89.65	360	358	2	36.87	681
90.01% - 95.00%	43	8,910,999.35	3.37	207,232.54	7.106	94.99	360	358	2	36.89	704
95.01% - 100.00%	13	2,904,964.14	1.10	223,458.78	6.376	99.66	360	358	2	37.18	732
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 15.56
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	2	$1,040,000.00	0.39%	520,000.00	7.327%	16.36%	360	357	3	19.73%	638
20.01% - 25.00%	1	85,000.00	0.03	85,000.00	5.875	20.86	360	359	1	44.71	713
25.01% - 30.00%	5	614,062.98	0.23	122,812.60	5.676	26.91	313	311	2	21.87	730
30.01% - 35.00%	2	177,877.15	0.07	88,938.57	6.111	32.85	260	257	3	0.00	687
35.01% - 40.00%	4	626,400.00	0.24	156,600.00	5.902	36.43	360	357	3	28.41	718
40.01% - 45.00%	6	1,327,962.78	0.50	221,327.13	5.894	42.45	360	357	3	33.12	683
45.01% - 50.00%	10	1,872,472.46	0.71	187,247.25	5.941	47.15	336	334	2	36.66	725
50.01% - 55.00%	11	2,620,439.14	0.99	238,221.74	5.750	51.62	339	337	2	24.54	746
55.01% - 60.00%	13	5,267,343.66	1.99	405,180.28	5.867	58.58	312	309	3	24.96	685
60.01% - 65.00%	15	4,161,379.07	1.58	277,425.27	5.891	62.95	354	351	3	42.60	701
65.01% - 70.00%	17	5,051,840.50	1.91	297,167.09	6.028	68.77	360	358	2	35.29	717
70.01% - 75.00%	24	8,396,058.75	3.18	349,835.78	5.955	70.79	360	357	3	35.28	716
75.01% - 80.00%	136	36,674,022.56	13.89	269,661.93	6.023	79.49	359	356	3	36.22	709
80.01% - 85.00%	13	5,115,431.77	1.94	393,494.75	5.870	77.91	360	357	3	37.62	686
85.01% - 90.00%	157	38,212,447.60	14.47	243,391.39	6.470	81.53	360	358	2	36.45	700
90.01% - 95.00%	256	53,555,618.88	20.28	209,201.64	6.483	81.29	360	357	2	36.33	702
95.01% - 100.00%	459	99,275,364.36	37.59	216,286.20	6.157	80.24	360	357	2	38.53	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Minimum: 15.56
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Georgia	453	$85,443,069.53	32.36%	188,616.05	6.019%	79.46%	359	357	2	35.25%	712
California	149	62,837,956.26	23.80	421,731.25	6.036	75.49	356	354	3	37.87	701
Florida	150	32,194,727.08	12.19	214,631.51	6.658	80.58	358	356	2	37.43	700
Nevada	62	16,611,333.70	6.29	267,924.74	6.057	77.32	360	357	3	39.94	706
Arizona	83	15,857,057.01	6.00	191,048.88	6.516	79.45	358	356	3	35.71	696
Colorado	35	9,491,850.38	3.59	271,195.73	6.462	76.68	360	357	3	39.87	708
Texas	59	8,278,500.47	3.13	140,313.57	6.664	79.21	354	350	3	38.59	696
Washington	18	5,637,732.50	2.13	313,207.36	6.038	77.65	360	358	2	38.27	691
New Jersey	17	5,372,755.39	2.03	316,044.43	6.025	74.78	346	344	2	36.04	707
North Carolina	25	4,670,876.62	1.77	186,835.06	6.457	73.17	360	357	3	38.11	683
South Carolina	19	4,007,827.41	1.52	210,938.28	6.752	64.70	360	358	2	33.21	692
Virginia	9	3,295,242.63	1.25	366,138.07	6.697	78.02	360	358	2	39.24	693
Maryland	7	2,186,548.14	0.83	312,364.02	6.738	83.76	360	358	2	44.42	651
New Mexico	14	1,818,772.88	0.69	129,912.35	6.804	81.30	360	357	3	35.39	684
Pennsylvania	6	1,624,095.19	0.62	270,682.53	6.342	78.90	360	357	3	34.07	687
Hawaii	3	1,209,409.70	0.46	403,136.57	6.295	87.02	360	358	2	36.41	727
Missouri	3	828,394.76	0.31	276,131.59	6.798	78.93	360	357	3	40.13	671
Mississippi	6	709,535.05	0.27	118,255.84	6.647	78.00	360	358	2	33.47	733
Illinois	4	546,371.00	0.21	136,592.75	7.315	77.89	360	359	1	38.36	783
Oregon	2	401,395.52	0.15	200,697.76	6.263	85.52	360	358	2	39.63	658
New York	1	300,000.00	0.11	300,000.00	6.650	89.55	360	359	1	35.64	617
Alabama	2	222,087.80	0.08	111,043.90	7.361	95.00	360	358	2	29.32	778
Indiana	1	168,000.00	0.06	168,000.00	6.500	80.00	360	359	1	41.10	627
Minnesota	1	143,600.00	0.05	143,600.00	5.875	80.00	360	355	5	44.51	770
Maine	1	129,232.67	0.05	129,232.67	5.625	80.00	360	355	5	35.79	700
Idaho	1	87,350.00	0.03	87,350.00	6.375	69.98	360	358	2	38.48	755
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	32	$13,785,980.85	5.22%	430,811.90	6.014%	77.56%	360	357	3	40.69%	704
South CA	117	49,051,975.42	18.58	419,247.65	6.043	74.91	355	353	3	37.22	700
States Not CA	982	201,235,765.41	76.20	204,924.40	6.279	78.81	359	356	2	36.63	704
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30349	36	$5,944,515.10	2.25%	165,125.42	6.050%	82.33%	360	358	2	36.94%	696
30213	29	4,469,050.28	1.69	154,105.18	6.151	79.60	360	358	2	34.51	694
08872	9	3,397,236.63	1.29	377,470.74	5.853	74.58	338	336	2	38.68	714
30517	22	3,369,272.00	1.28	153,148.73	6.201	79.61	360	358	2	37.30	700
89178	15	2,991,086.00	1.13	199,405.73	6.298	81.52	360	358	2	39.64	694
Other	1,020	243,902,561.66	92.36	239,120.16	6.231	77.87	358	356	3	36.90	704
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	968	$209,112,405.75	79.19%	216,025.21	6.269%	79.78%	359	356	2	37.46%	705
Refinance - Cashout	116	38,146,300.21	14.45	328,847.42	6.156	70.01	360	357	3	36.98	689
Refinance - Rate Term	47	16,815,015.71	6.37	357,766.29	5.766	74.38	343	341	3	30.99	713
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	426	$99,746,471.32	37.77%	234,146.65	6.237%	77.60%	359	357	3	37.50%	699
Full Documentation	291	68,435,304.02	25.92	235,172.87	5.936	79.79	355	353	2	35.31	715
Stated Documentation	162	37,333,118.27	14.14	230,451.35	6.473	80.09	360	358	2	38.31	685
No Income No Asset	138	29,819,652.81	11.29	216,084.44	6.357	72.64	355	353	3	0.00	706
No Ratio	114	28,739,175.26	10.88	252,098.03	6.375	78.20	360	358	2	0.00	711
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
PUD	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	835	$212,537,923.36	80.48%	254,536.44	6.105%	78.14%	358	355	2	28.57%	701
Non-Owner Occupied	205	31,738,412.93	12.02	154,821.53	6.692	78.50	360	358	2	28.66	719
Second Home	91	19,797,385.39	7.50	217,553.69	6.707	76.01	359	357	3	30.63	701
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	28.73%	703

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	248	$62,943,996.53	23.84%	253,806.44	6.374%	76.70%	358	356	3	38.04%	700
6	2	515,282.41	0.20	257,641.21	5.625	79.99	360	357	3	37.07	725
12	37	13,019,370.96	4.93	351,874.89	6.246	77.90	360	357	3	38.54	702
24	283	67,602,777.19	25.60	238,879.07	6.354	79.57	359	357	3	37.91	698
36	439	90,222,792.01	34.17	205,518.89	6.127	77.38	357	355	2	36.03	704
60	122	29,769,502.57	11.27	244,012.32	5.880	79.28	357	354	2	34.92	720
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703
wa Term: 25.811											

Prepayment Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	31	$11,563,557.16	4.38%	373,017.97	6.216%	78.35%	360	357	3	38.00%	702
12M	5	1,255,813.81	0.48	251,162.76	6.325	73.43	360	357	3	44.59	705
12S	1	200,000.00	0.08	200,000.00	7.500	80.00	360	357	3	0.00	726
24H	155	41,890,363.44	15.86	270,260.41	6.210	80.00	360	357	2	37.90	690
24M	125	24,408,013.75	9.24	195,264.11	6.571	78.96	359	356	3	38.06	708
24S	3	1,304,400.00	0.49	434,800.00	6.923	77.07	360	356	4	36.35	776
36H	384	76,845,917.08	29.10	200,119.58	6.128	77.40	357	354	2	35.88	701
36M	40	8,435,267.43	3.19	210,881.69	6.280	76.48	360	357	3	39.38	716
36S	15	4,941,607.50	1.87	329,440.50	5.836	78.64	360	357	3	33.15	730
60H	54	9,734,524.67	3.69	180,268.98	6.084	80.17	359	356	2	38.29	700
60M	13	2,428,846.78	0.92	186,834.37	6.125	77.44	347	344	3	40.96	702
60S	55	17,606,131.13	6.67	320,111.48	5.734	79.04	357	355	2	32.67	734
6M	2	515,282.41	0.20	257,641.21	5.625	79.99	360	357	3	37.07	725
No PPP	248	62,943,996.53	23.84	253,806.44	6.374	76.70	358	356	3	38.04	700
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Avaris Capital	2	$340,000.00	0.13%	170,000.00	6.074%	80.00%	360	358	2	50.96%	739
Equity Now, Inc.	1	238,400.00	0.09	238,400.00	6.375	80.00	360	356	4	33.94	704
Gateway Bank FSB	10	2,381,460.29	0.90	238,146.03	5.746	71.11	360	357	3	36.49	732
Heritage Plaza Mortgage, Inc.	1	368,000.00	0.14	368,000.00	6.625	80.00	360	356	4	45.99	671
Loan Center of California, Inc.	4	2,197,050.00	0.83	549,262.50	5.560	78.10	360	356	4	43.79	687
Opteum	1,031	232,294,079.73	87.97	225,309.49	6.261	78.33	358	355	2	36.68	702
Pemmtek Mortgage Services	3	1,013,509.99	0.38	337,836.66	7.525	75.21	360	357	3	36.16	668
Provident Bank	32	11,149,523.25	4.22	348,422.60	5.969	75.30	360	357	3	38.09	700
Quicken Loans	2	276,200.00	0.10	138,100.00	6.375	53.42	360	356	4	42.47	671
Realty Mortgage Corp	18	4,297,029.50	1.63	238,723.86	5.549	79.29	360	355	5	40.47	706
Shearson Mortgage	2	678,800.00	0.26	339,400.00	6.375	80.00	360	356	4	41.45	724
Stearns Lending, Inc.	21	7,413,680.70	2.81	353,032.41	5.916	75.20	360	357	3	37.19	732
Sun West Mortgage Co.	4	1,425,988.21	0.54	356,497.05	5.936	76.24	360	357	3	36.80	738
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.16%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	2	528,074.00	0.30	264,037.00	4.470	80.00	360	355	5	19.98	724
4.501% - 5.000%	19	6,658,736.00	3.76	350,459.79	4.885	77.45	360	357	3	34.18	725
5.001% - 5.500%	93	24,060,921.44	13.57	258,719.59	5.368	77.83	360	358	2	34.54	726
5.501% - 6.000%	216	54,487,954.30	30.73	252,259.05	5.852	79.03	360	357	3	37.85	713
6.001% - 6.500%	211	48,709,340.77	27.47	230,849.96	6.315	79.23	360	358	2	38.00	687
6.501% - 7.000%	136	28,057,457.05	15.82	206,304.83	6.798	82.16	360	358	2	38.18	685
7.001% - 7.500%	47	9,720,196.88	5.48	206,812.70	7.263	83.66	360	358	2	38.63	691
7.501% - 8.000%	10	3,108,915.47	1.75	310,891.55	7.806	82.35	360	358	2	38.15	683
8.001% - 8.500%	5	1,147,823.58	0.65	229,564.72	8.258	81.09	360	357	3	30.32	674
8.501% - 9.000%	2	443,950.00	0.25	221,975.00	8.803	89.97	360	359	1	48.65	684
9.001% - 9.500%	1	106,200.00	0.06	106,200.00	9.125	95.00	360	359	1	0.00	677
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 3.875%
Maximum: 9.125%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	3	$750,805.85	0.87%	250,268.62	4.949%	63.54%	287	285	2	25.98%	749
5.001% - 5.500%	10	2,890,176.68	3.33	289,017.67	5.444	61.86	313	311	2	21.10	755
5.501% - 6.000%	107	32,095,997.99	36.99	299,962.60	5.865	71.59	353	351	2	34.71	714
6.001% - 6.500%	139	26,277,258.09	30.28	189,045.02	6.326	76.50	357	355	2	38.33	701
6.501% - 7.000%	64	11,591,779.86	13.36	181,121.56	6.817	79.67	357	354	3	40.03	701
7.001% - 7.500%	46	9,727,148.08	11.21	211,459.74	7.319	74.16	360	357	3	35.12	699
7.501% - 8.000%	15	2,504,653.95	2.89	166,976.93	7.738	85.37	360	358	2	40.41	686
8.001% - 8.500%	2	617,817.16	0.71	308,908.58	8.125	78.42	360	357	3	35.81	632
8.501% - 9.000%	2	313,615.52	0.36	156,807.76	8.747	84.39	360	356	4	30.62	623
Total:	388	$86,769,253.20	100.00%	223,632.10	6.354%	74.55%	354	351	2	36.11%	707

Minimum: 4.875%
Maximum: 8.900%

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 2.250%	418	$90,025,789.73	50.77%	215,372.70	6.068%	79.10%	360	358	2	35.91%	713
2.251% - 2.500%	33	10,787,976.47	6.08	326,908.38	6.105	79.09	360	357	3	37.99	699
2.501% - 2.750%	29	7,100,640.80	4.00	244,849.68	6.403	79.73	360	357	3	37.59	685
2.751% - 3.000%	111	33,012,546.06	18.62	297,410.32	6.183	79.82	360	358	2	38.96	701
3.001% - 3.250%	96	18,773,395.67	10.59	195,556.20	6.033	79.64	360	357	3	37.12	702
3.251% - 3.500%	4	2,197,050.00	1.24	549,262.50	5.560	78.10	360	356	4	43.79	687
3.501% - 3.750%	4	1,387,500.00	0.78	346,875.00	7.205	78.76	360	357	3	45.30	654
3.751% - 4.000%	3	1,554,800.00	0.88	518,266.67	6.788	72.46	360	356	4	51.34	664
4.001% - 4.250%	1	468,000.00	0.26	468,000.00	6.375	80.00	360	356	4	44.22	701
4.251% - 4.500%	1	416,000.00	0.23	416,000.00	5.350	80.00	360	357	3	40.47	738
4.751% - 5.000%	3	861,450.00	0.49	287,150.00	5.837	82.67	360	358	2	35.97	704
5.001% - 5.250%	6	1,730,660.53	0.98	288,443.42	6.205	81.64	360	357	3	35.76	656
5.251% - 5.500%	4	1,003,500.00	0.57	250,875.00	6.408	76.29	360	357	3	43.59	627
5.501% - 5.750%	5	1,192,900.00	0.67	238,580.00	6.813	88.00	360	358	2	34.34	630
5.751% - 6.000%	10	2,984,558.03	1.68	298,455.80	6.835	89.06	360	357	3	39.95	647
6.001% - 6.250%	7	2,180,567.04	1.23	311,509.58	7.037	89.99	360	358	2	41.45	619
6.251% - 6.500%	3	639,255.00	0.36	213,085.00	7.076	90.95	360	358	2	42.72	632
6.501% - 6.750%	1	148,000.00	0.08	148,000.00	7.650	80.00	360	359	1	37.56	638
6.751% - 7.000%	1	253,105.57	0.14	253,105.57	6.990	85.00	360	357	3	47.74	591
7.501% - 7.750%	2	349,823.58	0.20	174,911.79	8.597	89.97	360	358	2	32.71	646
7.751% - 8.000%	1	236,950.00	0.13	236,950.00	8.850	89.99	360	359	1	47.48	725
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 2.250%
Maximum: 7.850%
Weighted Average: 2.793%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 3.000%	591	$140,926,953.06	79.48%	238,455.08	6.114%	79.30%	360	358	2	36.88%	708
3.001% - 4.000%	107	23,912,745.67	13.49	223,483.60	6.106	78.98	360	357	3	38.46	695
4.001% - 5.000%	2	749,600.00	0.42	374,800.00	6.046	80.00	360	357	3	37.84	709
5.001% - 6.000%	5	1,396,529.99	0.79	279,306.00	5.899	84.34	360	358	2	38.22	705
6.001% - 7.000%	29	8,177,519.08	4.61	281,983.42	6.666	85.10	360	357	3	40.33	636
7.001% - 8.000%	6	1,554,347.10	0.88	259,057.85	7.345	93.03	360	358	2	37.41	625
8.001% - 9.000%	3	586,773.58	0.33	195,591.19	8.699	89.98	360	359	1	38.67	678
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 2.250%
Maximum: 8.850%
Weighted Average: 2.852%

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	7	$2,898,049.00	1.63%	414,007.00	4.850%	75.11%	360	358	2	32.78%	725
10.001% - 11.000%	168	38,739,830.63	21.85	230,594.23	5.649	78.64	360	358	2	36.87	713
11.001% - 12.000%	351	82,416,677.79	46.48	234,805.35	6.047	79.27	360	358	2	36.54	709
12.001% - 13.000%	185	44,897,657.34	25.32	242,690.04	6.637	80.99	360	357	3	39.29	683
13.001% - 14.000%	26	6,844,572.14	3.86	263,252.77	7.577	83.92	360	358	2	37.95	678
14.001% - 15.000%	3	586,773.58	0.33	195,591.19	8.699	89.98	360	359	1	38.67	678
15.001% - 16.000%	1	106,200.00	0.06	106,200.00	9.125	95.00	360	359	1	0.00	677
16.001% - 17.000%	1	676,000.00	0.38	676,000.00	4.875	80.00	360	355	5	0.00	659
18.001% - 19.000%	1	138,708.00	0.08	138,708.00	6.750	80.00	360	355	5	39.57	764
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 9.750%
Maximum: 18.500%
Weighted Average: 11.709%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
PUDs

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	9	$2,931,756.00	1.65%	325,750.67	4.848%	81.49%	360	355	5	26.03%	712
2005-11-01	2	706,345.00	0.40	353,172.50	6.033	80.00	360	356	4	36.97	691
2005-12-01	14	3,363,465.00	1.90	240,247.50	5.871	78.65	360	357	3	39.35	703
2006-01-01	6	1,130,833.00	0.64	188,472.17	5.934	83.34	360	358	2	32.55	693
2006-02-01	1	447,200.00	0.25	447,200.00	5.250	80.00	360	359	1	31.31	733
2007-04-01	6	1,402,022.67	0.79	233,670.44	6.039	82.90	360	355	5	42.42	690
2007-05-01	21	6,151,270.95	3.47	292,917.66	6.411	79.46	360	356	4	43.41	671
2007-06-01	73	19,025,588.93	10.73	260,624.51	6.416	79.76	360	357	3	39.03	690
2007-07-01	89	21,409,775.40	12.08	240,559.27	6.199	80.49	360	358	2	37.98	690
2007-08-01	51	13,352,311.00	7.53	261,810.02	6.415	82.90	360	359	1	38.43	699
2008-04-01	1	119,524.00	0.07	119,524.00	6.000	80.00	360	355	5	40.47	703
2008-05-01	5	1,746,900.00	0.99	349,380.00	5.907	79.24	360	356	4	45.29	726
2008-06-01	13	3,642,964.99	2.05	280,228.08	6.204	79.18	360	357	3	33.70	702
2008-07-01	12	2,772,119.00	1.56	231,009.92	5.992	79.01	360	358	2	36.82	687
2008-08-01	6	1,136,790.00	0.64	189,465.00	5.840	81.54	360	359	1	31.70	708
2010-04-01	14	2,901,499.58	1.64	207,249.97	6.198	79.58	360	355	5	44.37	701
2010-05-01	31	7,193,207.70	4.06	232,038.96	6.334	80.56	360	356	4	38.11	703
2010-06-01	129	32,704,632.71	18.45	253,524.28	6.102	77.56	360	357	3	37.09	703
2010-06-30	1	449,000.00	0.25	449,000.00	5.875	68.57	360	358	2	39.39	683
2010-07-01	127	25,301,246.52	14.27	199,222.41	6.291	79.30	360	358	2	36.33	702
2010-08-01	98	18,588,064.00	10.48	189,674.12	6.133	80.13	360	359	1	36.22	711
2012-06-01	6	2,158,200.00	1.22	359,700.00	5.534	79.39	360	357	3	30.64	715
2012-07-01	6	1,690,744.02	0.95	281,790.67	5.436	80.00	360	358	2	35.70	749
2012-08-01	9	2,732,700.00	1.54	303,633.33	5.452	81.88	360	359	1	32.11	749
2015-06-01	10	3,701,008.00	2.09	370,100.80	5.687	80.49	360	357	3	31.19	755
2015-07-01	2	357,800.00	0.20	178,900.00	5.558	79.36	360	358	2	35.54	741
2015-08-01	1	187,500.00	0.11	187,500.00	5.250	78.13	360	359	1	15.02	781
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20090417

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	31	$7,903,599.00	4.46%	254,954.81	5.565%	80.46%	360	357	3	34.20%	709
2.000%	14	3,285,814.57	1.85	234,701.04	5.545	80.79	360	358	2	35.13	717
3.000%	257	65,586,252.37	36.99	255,199.43	6.349	80.71	360	358	2	39.06	689
5.000%	383	81,063,538.10	45.72	211,654.15	6.204	79.38	360	358	2	37.01	702
6.000%	58	19,465,264.44	10.98	335,608.01	5.650	77.39	360	357	3	33.38	738
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 4.136%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702
Total:	743	$177,304,468.48	100.00%	238,633.20	6.156%	79.73%	360	358	2	37.29%	702

Minimum: 1.000%
Maximum: 1.000%
Weighted Average: 1.000%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	3	$636,400.14	0.24%	212,133.38	7.189%	94.96%	360	357	3	0.00%	695
MGIC	2	744,109.70	0.28	372,054.85	6.643	89.99	360	357	3	33.56	709
No MI	1,038	245,420,087.66	92.94	236,435.54	6.178	76.87	358	355	2	36.99	703
PMI Mortgage Insurance	30	6,335,331.30	2.40	211,177.71	6.971	92.65	360	357	3	38.86	712
Radian Guaranty	11	2,174,654.63	0.82	197,695.88	6.998	90.45	360	357	3	39.85	675
Triad Guaranty Insurance Co.	5	1,070,912.11	0.41	214,182.42	6.721	95.15	360	358	2	40.21	696
United Guaranty	42	7,692,226.14	2.91	183,148.24	6.553	94.26	360	358	2	34.15	732
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	202	$41,099,449.67	15.56%	203,462.62	6.329%	74.59%	347	345	2	35.98%	700
24	2	644,750.00	0.24	322,375.00	6.341	77.26	360	356	4	45.07	688
36	3	672,550.00	0.25	224,183.33	5.858	76.16	360	356	4	40.99	700
60	41	14,301,775.00	5.42	348,823.78	6.248	81.33	360	357	3	39.96	671
84	1	500,000.00	0.19	500,000.00	5.999	80.00	360	357	3	39.50	746
120	882	206,855,197.00	78.33	234,529.70	6.199	78.48	360	358	2	36.78	706
Total:	1,131	$264,073,721.67	100.00%	233,486.93	6.221%	78.02%	358	356	2	36.92%	703

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII; Silent 2nds

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

AVG UPB: $171,110.06
MIN UPB: $41,087.64
MAX UPB: $552,594.35
GROSS WAC: 6.5475814624%
MIN RATE: 5.250%
MAX RATE: 10.000%
MIN ORIG LTV: 22.78%
MAX ORIG LTV: 80.00%
MIN ORIG TERM: 360
MAX ORIG TERM: 360
MIN WAM: 354
MAX WAM: 359
% SF/PUD: 88.23%
% FULL/ALT: 28.75%
% CASHOUT: 11.21%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 0.00%
WA LTV: 77.95%
WA CLTV: 95.96%
% FICO > 679: 67.86%
% NO FICO: 0.00%
WA FICO: 706
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 76.44%
CALIFORNIA %: 19.55%
NORTH CA. %: 3.38%
SOUTH CA. %: 16.17%
ARM%: 0.00%
FIXED%: 100.00%
IO%: 64.87%

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30YR FXD	188	$30,417,707.27	35.13%	161,796.32	6.546%	76.69%	360	357	3	37.64%	716
30YR FXD - 60 MONTH IO	2	604,960.00	0.70	302,480.00	6.210	80.00	360	357	3	41.60	745
30YR FXD -120 MONTH IO	316	55,559,024.00	64.17	175,819.70	6.552	78.61	360	358	2	38.02	700
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII; Silent 2nds

Original Balance	COUNT	OPB	%	AVG OPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	5	$227,775.00	0.26%	45,555.00	7.252%	62.52%	360	357	3	29.50%	736
$50,000.01 - $100,000.00	73	5,883,526.00	6.78	80,596.25	6.817	75.80	360	358	2	37.03	704
$100,000.01 - $150,000.00	174	21,371,529.00	24.63	122,824.88	6.670	78.29	360	357	3	37.26	706
$150,000.01 - $200,000.00	97	16,753,151.00	19.31	172,712.90	6.606	79.32	360	358	2	37.42	698
$200,000.01 - $250,000.00	63	13,927,694.00	16.05	221,074.51	6.446	78.17	360	358	2	38.32	698
$250,000.01 - $300,000.00	54	14,686,283.00	16.93	271,968.20	6.561	79.24	360	358	2	38.49	710
$300,000.01 - $350,000.00	27	8,821,990.00	10.17	326,740.37	6.175	74.57	360	358	2	39.76	722
$350,000.01 - $400,000.00	9	3,219,031.00	3.71	357,670.11	6.443	74.73	360	357	3	39.34	700
$400,000.01 - $450,000.00	2	864,960.00	1.00	432,480.00	6.250	80.00	360	357	3	41.18	711
$450,000.01 - $500,000.00	1	456,000.00	0.53	456,000.00	6.375	80.00	360	357	3	47.39	749
$550,000.01 - $600,000.00	1	556,000.00	0.64	556,000.00	6.250	80.00	360	358	2	16.16	761
Total:	506	$86,767,939.00	100.00%	171,478.14	6.548%	77.94%	360	358	2	37.92%	706

Minimum: $41,500.00
Maximum: $556,000.00

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	5	$227,044.24	0.26%	45,408.85	7.252%	62.52%	360	357	3	29.49%	736
$50,000.01 - $100,000.00	73	5,866,082.03	6.78	80,357.29	6.817	75.79	360	358	2	37.02	704
$100,000.01 - $150,000.00	175	21,470,524.11	24.80	122,688.71	6.681	78.28	360	357	3	37.19	706
$150,000.01 - $200,000.00	97	16,771,539.65	19.37	172,902.47	6.581	79.34	360	358	2	37.60	698
$200,000.01 - $250,000.00	62	13,700,934.78	15.82	220,982.82	6.456	78.14	360	358	2	38.22	699
$250,000.01 - $300,000.00	54	14,657,449.31	16.93	271,434.25	6.561	79.24	360	358	2	38.49	710
$300,000.01 - $350,000.00	27	8,806,353.01	10.17	326,161.22	6.176	74.59	360	358	2	39.76	722
$350,000.01 - $400,000.00	9	3,211,461.95	3.71	356,829.11	6.444	74.75	360	357	3	39.35	700
$400,000.01 - $450,000.00	2	864,960.00	1.00	432,480.00	6.250	80.00	360	357	3	41.18	711
$450,000.01 - $500,000.00	1	452,747.84	0.52	452,747.84	6.375	80.00	360	357	3	47.39	749
$550,000.01 - $600,000.00	1	552,594.35	0.64	552,594.35	6.250	80.00	360	358	2	16.16	761
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Minimum: $41,087.64
Maximum: $552,594.35

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII; Silent 2nds

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
5.001% - 5.500%	3	$869,621.81	1.00%	289,873.94	5.350%	58.31%	360	358	2	35.15%	725
5.501% - 6.000%	82	17,333,815.88	20.02	211,388.00	5.881	75.48	360	358	2	37.50	734
6.001% - 6.500%	198	35,065,757.94	40.50	177,099.79	6.343	78.80	360	358	2	38.02	704
6.501% - 7.000%	122	18,663,721.90	21.56	152,981.33	6.796	79.25	360	358	2	38.74	697
7.001% - 7.500%	57	7,895,922.56	9.12	138,524.96	7.274	78.17	360	357	3	37.43	700
7.501% - 8.000%	34	5,117,067.70	5.91	150,501.99	7.775	79.24	360	357	3	40.87	679
8.001% - 8.500%	7	1,075,873.73	1.24	153,696.25	8.173	74.40	360	357	3	32.49	658
8.501% - 9.000%	2	425,946.25	0.49	212,973.13	8.699	80.00	360	357	3	23.55	667
9.501% - 10.000%	1	133,963.52	0.15	133,963.52	10.000	80.00	360	357	3	16.87	656
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Minimum: 5.250%
Maximum: 10.000%

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
360	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Minimum: 360
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
301 - 360	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Minimum: 354
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	90	$16,271,666.00	18.79%	180,796.29	6.368%	78.62%	360	359	1	38.11%	705
2	164	25,909,726.64	29.93	157,986.14	6.673	78.39	360	358	2	36.83	703
3	204	37,145,667.12	42.90	182,086.60	6.504	77.95	360	357	3	38.77	708
4	36	5,586,344.73	6.45	155,176.24	6.652	73.98	360	356	4	37.03	708
5	11	1,627,199.14	1.88	147,927.19	6.966	78.30	360	355	5	35.94	705
6	1	41,087.64	0.05	41,087.64	7.375	59.29	360	354	6	29.32	712
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Minimum: 1
Maximum: 6

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII; Silent 2nds

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	82	$13,181,753.90	15.22%	160,753.10	6.795%	74.89%	360	357	3	0.00%	713
1.001% - 6.000%	1	90,365.00	0.10	90,365.00	7.500	74.41	360	359	1	5.25	704
6.001% - 11.000%	2	178,450.00	0.21	89,225.00	7.841	72.63	360	358	2	9.72	676
11.001% - 16.000%	3	355,100.00	0.41	118,366.67	6.770	78.72	360	358	2	13.69	682
16.001% - 21.000%	10	1,753,588.35	2.03	175,358.83	6.606	78.57	360	357	3	17.82	741
21.001% - 26.000%	15	2,461,933.16	2.84	164,128.88	6.789	79.45	360	358	2	23.98	718
26.001% - 31.000%	36	5,946,967.94	6.87	165,193.55	6.396	78.53	360	358	2	28.60	721
31.001% - 36.000%	84	14,856,242.11	17.16	176,860.03	6.449	77.25	360	358	2	33.90	705
36.001% - 41.000%	122	20,465,044.24	23.64	167,746.26	6.484	78.30	360	358	2	38.87	698
41.001% - 46.000%	115	21,216,484.11	24.50	184,491.17	6.473	79.13	360	358	2	43.27	699
46.001% - 51.000%	28	4,545,773.38	5.25	162,349.05	6.769	79.76	360	357	3	47.72	712
51.001% - 56.000%	6	1,226,069.09	1.42	204,344.85	6.413	79.75	360	358	2	52.57	716
56.001% - 61.000%	2	303,920.00	0.35	151,960.00	6.763	80.00	360	359	1	58.13	703
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Minimum: 0.00%
Maximum: 59.78%

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
600 - 609	1	$104,817.59	0.12%	104,817.59	6.950%	80.00%	360	357	3	40.22%	608
620 - 629	11	2,002,720.59	2.31	182,065.51	6.847	79.28	360	358	2	37.44	626
630 - 639	19	3,687,312.99	4.26	194,069.10	6.857	78.69	360	357	3	39.35	634
640 - 649	33	5,140,457.53	5.94	155,771.44	6.891	78.96	360	357	3	39.63	645
650 - 659	27	4,400,730.42	5.08	162,990.02	6.736	79.46	360	358	2	38.93	654
660 - 669	29	4,351,040.47	5.03	150,035.88	6.629	77.75	360	358	2	38.32	664
670 - 679	52	8,137,364.89	9.40	156,487.79	6.607	78.66	360	358	2	39.76	674
680 - 689	49	9,506,725.36	10.98	194,014.80	6.622	79.04	360	357	3	37.65	684
690 - 699	41	5,989,609.54	6.92	146,088.04	6.833	77.60	360	358	2	33.55	694
700 - 709	29	4,914,619.59	5.68	169,469.64	6.599	76.73	360	358	2	38.45	704
710 - 719	22	4,230,259.98	4.89	192,284.54	6.595	77.94	360	358	2	39.21	715
720 - 729	30	5,049,654.85	5.83	168,321.83	6.384	77.63	360	357	3	39.17	724
730 - 739	26	4,829,165.08	5.58	185,737.12	6.137	77.25	360	358	2	38.88	735
740 - 749	36	7,024,025.73	8.11	195,111.83	6.378	77.51	360	358	2	38.06	744
750 - 759	25	4,176,037.04	4.82	167,041.48	6.244	79.43	360	358	2	36.19	755
760 - 769	22	3,875,001.82	4.48	176,136.45	6.369	79.74	360	357	3	35.90	763
770 - 779	20	3,671,666.36	4.24	183,583.32	6.174	69.78	360	357	3	36.69	775
780 - 789	18	2,848,539.33	3.29	158,252.18	6.357	79.23	360	358	2	32.91	785
790 - 799	10	1,696,243.77	1.96	169,624.38	6.547	78.71	360	358	2	42.95	793
800 - 809	5	628,025.07	0.73	125,605.01	6.493	78.67	360	357	3	26.99	801
810 - 819	1	317,673.26	0.37	317,673.26	5.999	61.53	360	357	3	40.19	816
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII; Silent 2nds

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
20.01% - 25.00%	2	$315,000.00	0.36%	157,500.00	5.913%	22.83%	360	358	2	0.00%	716
25.01% - 30.00%	1	348,021.81	0.40	348,021.81	5.500	25.79	360	358	2	0.00	777
30.01% - 35.00%	1	142,361.95	0.16	142,361.95	5.875	34.17	360	356	4	36.41	702
45.01% - 50.00%	2	670,029.40	0.77	335,014.70	5.742	46.48	360	357	3	34.00	754
50.01% - 55.00%	2	431,922.07	0.50	215,961.03	5.994	52.85	360	357	3	35.24	700
55.01% - 60.00%	5	638,326.51	0.74	127,665.30	6.242	57.68	360	357	3	31.02	709
60.01% - 65.00%	10	1,028,253.70	1.19	102,825.37	6.416	63.20	360	357	3	36.87	753
65.01% - 70.00%	21	3,137,348.80	3.62	149,397.56	6.610	69.03	360	358	2	36.90	700
70.01% - 75.00%	31	2,952,865.47	3.41	95,253.72	7.067	73.49	360	357	3	34.15	695
75.01% - 80.00%	431	76,917,561.56	88.84	178,463.02	6.548	79.81	360	358	2	38.21	705
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Minimum: 22.78
Maximum: 80.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30.01% - 35.00%	3	$663,021.81	0.77%	221,007.27	5.696%	24.38%	360	358	2	0.00%	748
60.01% - 65.00%	1	312,824.58	0.36	312,824.58	5.875	45.65	360	357	3	0.00	779
65.01% - 70.00%	2	499,566.78	0.58	249,783.39	5.696	43.49	360	357	3	34.69	723
70.01% - 75.00%	2	480,538.87	0.56	240,269.44	5.840	56.98	360	356	4	30.35	713
75.01% - 80.00%	4	939,324.07	1.08	234,831.02	6.264	64.26	360	358	2	37.04	715
80.01% - 85.00%	2	309,685.00	0.36	154,842.50	7.084	75.75	360	357	3	36.01	652
85.01% - 90.00%	59	12,236,122.74	14.13	207,391.91	6.678	77.81	360	357	3	37.19	704
90.01% - 95.00%	121	20,452,918.42	23.62	169,032.38	6.671	78.26	360	357	3	36.92	702
95.01% - 100.00%	312	50,687,689.00	58.54	162,460.54	6.499	79.56	360	358	2	38.59	706
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Minimum: 31.69
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII; Silent 2nds

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Georgia	177	$27,552,432.37	31.82%	155,663.46	6.358%	79.07%	360	358	2	37.65%	703
California	68	16,925,263.74	19.55	248,900.94	6.196	73.67	360	357	3	39.13	717
Florida	44	6,717,520.26	7.76	152,670.92	6.900	79.15	360	358	2	38.23	717
Texas	42	5,062,056.06	5.85	120,525.14	6.868	78.82	360	357	3	35.17	698
New York	13	3,571,186.44	4.12	274,706.65	6.677	79.80	360	358	2	39.59	707
New Jersey	14	3,339,191.60	3.86	238,513.69	7.028	78.91	360	358	2	33.55	700
Colorado	13	2,882,392.38	3.33	221,722.49	6.628	79.78	360	357	3	37.80	695
Arizona	17	2,732,270.66	3.16	160,721.80	6.679	79.12	360	357	3	38.50	684
South Carolina	13	1,921,078.97	2.22	147,775.31	6.924	79.89	360	358	2	39.96	700
Washington	9	1,627,472.87	1.88	180,830.32	6.358	79.37	360	358	2	36.36	703
Connecticut	7	1,360,920.59	1.57	194,417.23	6.693	77.98	360	358	2	37.70	706
Virginia	5	1,099,235.18	1.27	219,847.04	7.024	76.74	360	358	2	38.80	695
Ohio	10	1,001,832.82	1.16	100,183.28	6.985	77.62	360	358	2	40.13	678
Massachusetts	3	977,749.50	1.13	325,916.50	7.299	80.00	360	357	3	38.20	688
New Mexico	7	934,445.78	1.08	133,492.25	6.743	77.08	360	357	3	40.68	711
Mississippi	8	921,330.73	1.06	115,166.34	6.616	77.28	360	357	3	38.89	695
Illinois	6	893,671.45	1.03	148,945.24	6.926	78.47	360	358	2	32.23	733
Tennessee	7	889,467.34	1.03	127,066.76	6.999	79.98	360	358	2	39.87	706
Maryland	6	795,582.03	0.92	132,597.00	6.775	74.07	360	357	3	41.46	721
Oregon	5	787,878.86	0.91	157,575.77	6.854	80.00	360	358	2	42.76	697
Michigan	4	667,284.61	0.77	166,821.15	6.509	79.01	360	357	3	38.07	699
Minnesota	5	616,647.78	0.71	123,329.56	6.972	79.17	360	357	3	32.50	688
Nevada	3	561,708.29	0.65	187,236.10	6.820	80.00	360	357	3	34.68	708
Arkansas	3	421,892.88	0.49	140,630.96	6.148	80.00	360	357	3	41.12	745
Rhode Island	2	382,405.53	0.44	191,202.77	7.060	79.51	360	358	2	38.80	677
Hawaii	1	360,000.00	0.42	360,000.00	6.250	80.00	360	357	3	40.86	714
North Carolina	4	350,564.28	0.40	87,641.07	7.012	77.45	360	357	3	34.23	704
Kentucky	3	289,385.65	0.33	96,461.88	6.743	77.36	360	358	2	42.79	702
Missouri	1	272,191.72	0.31	272,191.72	7.250	79.99	360	358	2	25.81	687
Pennsylvania	2	241,710.90	0.28	120,855.45	6.631	77.15	360	358	2	31.69	790
Alabama	2	225,720.00	0.26	112,860.00	6.759	76.72	360	358	2	43.16	730
Nebraska	1	107,200.00	0.12	107,200.00	6.625	80.00	360	356	4	39.49	727
Indiana	1	92,000.00	0.11	92,000.00	6.750	80.00	360	358	2	47.40	683
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	13	$2,924,119.78	3.38%	224,932.29	6.095%	58.09%	360	357	3	35.99%	725
South CA	55	14,001,143.96	16.17	254,566.25	6.217	76.92	360	357	3	39.57	715
States Not CA	438	69,656,427.53	80.45	159,032.94	6.633	78.99	360	358	2	37.61	703
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII; Silent 2nds

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30016	12	$1,682,812.13	1.94%	140,234.34	6.366%	78.64%	360	358	2	36.91%	697
30101	5	975,210.51	1.13	195,042.10	6.404	80.00	360	358	2	38.72	682
30517	6	957,770.00	1.11	159,628.33	6.332	79.02	360	358	2	42.48	705
11590	3	875,200.00	1.01	291,733.33	6.524	80.00	360	358	2	38.87	700
30040	4	848,216.25	0.98	212,054.06	6.367	79.52	360	357	3	42.17	688
Other	476	81,242,482.38	93.83	170,677.48	6.558	77.86	360	358	2	37.83	706
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	433	$71,438,618.01	82.51%	164,985.26	6.581%	78.99%	360	358	2	37.85%	709
Refinance - Cashout	47	9,708,607.17	11.21	206,566.11	6.434	72.77	360	358	2	38.23	681
Refinance - Rate Term	26	5,434,466.10	6.28	209,017.93	6.317	73.45	360	357	3	38.38	706
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	212	$37,047,677.74	42.79%	174,753.20	6.565%	78.50%	360	358	2	37.42%	702
Full Documentation	148	24,896,045.51	28.75	168,216.52	6.329	78.17	360	358	2	38.27	713
Stated Documentation	64	11,456,214.12	13.23	179,003.35	6.683	79.19	360	358	2	38.81	694
No Ratio	42	6,671,161.54	7.71	158,837.18	6.636	76.93	360	358	2	0.00	702
No Income No Asset	40	6,510,592.37	7.52	162,764.81	6.957	72.81	360	357	3	0.00	723
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	259	$42,973,582.80	49.63%	165,921.17	6.551%	77.07%	360	358	2	38.20%	707
PUD	198	33,420,816.55	38.60	168,792.00	6.499	78.96	360	358	2	38.08	704
Condo	34	6,412,351.32	7.41	188,598.57	6.589	77.92	360	358	2	37.18	710
2-4 Family	15	3,774,940.60	4.36	251,662.71	6.864	79.02	360	358	2	35.36	709
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	381	$68,462,472.64	79.07%	179,691.53	6.447%	78.12%	360	358	2	31.76%	705
Non-Owner Occupied	96	13,675,658.51	15.80	142,454.78	6.987	76.92	360	357	3	35.13	709
Second Home	29	4,443,560.12	5.13	153,226.21	6.737	78.44	360	357	3	28.92	707
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	32.15%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII; Silent 2nds

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	108	$20,402,639.16	23.56%	188,913.33	6.731%	77.58%	360	357	3	37.28%	712
6	1	179,332.41	0.21	179,332.41	5.625	80.00	360	357	3	25.37	800
12	26	6,077,945.41	7.02	233,767.13	6.651	74.26	360	358	2	38.81	708
24	53	8,066,476.12	9.32	152,197.66	6.551	78.45	360	357	3	37.13	705
36	273	43,574,119.06	50.33	159,612.16	6.511	78.39	360	358	2	38.02	701
60	45	8,281,179.10	9.56	184,026.20	6.227	78.72	360	358	2	39.58	709
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706
wa Term: 26.947											

Prepayment Penalty Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	23	$5,395,854.77	6.23%	234,602.38	6.725%	77.03%	360	358	2	39.68%	706
12M	3	682,090.63	0.79	227,363.54	6.061	52.34	360	358	2	26.32	728
24H	27	4,457,313.27	5.15	165,085.68	6.473	78.88	360	358	2	36.35	704
24M	25	3,501,945.88	4.04	140,077.84	6.647	77.86	360	357	3	38.30	707
24S	1	107,216.98	0.12	107,216.98	6.625	80.00	360	357	3	34.25	666
36H	200	32,193,615.36	37.18	160,968.08	6.434	78.26	360	358	2	36.98	699
36M	68	10,683,091.12	12.34	157,104.28	6.737	78.72	360	357	3	41.67	707
36S	5	697,412.58	0.81	139,482.52	6.618	79.42	360	357	3	40.83	722
60H	32	5,728,900.60	6.62	179,028.14	6.255	78.34	360	358	2	40.12	693
60M	6	1,097,853.58	1.27	182,975.60	6.466	79.78	360	357	3	41.42	733
60S	7	1,454,424.93	1.68	207,774.99	5.939	79.40	360	358	2	36.60	758
6M	1	179,332.41	0.21	179,332.41	5.625	80.00	360	357	3	25.37	800
No PPP	108	20,402,639.16	23.56	188,913.33	6.731	77.58	360	357	3	37.28	712
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
GROUPII; Silent 2nds

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Alterna Mortgage	5	$760,027.88	0.88%	152,005.58	7.439%	79.64%	360	358	2	34.58%	672
Avaris Capital	1	160,000.00	0.18	160,000.00	7.000	80.00	360	359	1	56.64	728
Equity Now, Inc.	1	274,270.57	0.32	274,270.57	6.375	70.00	360	356	4	44.36	720
Gateway Bank FSB	9	2,140,233.34	2.47	237,803.70	5.799	52.01	360	357	3	34.72	746
Opteum	457	75,946,962.98	87.72	166,185.91	6.579	78.74	360	358	2	37.70	703
Pemmtek Mortgage Services	3	569,644.18	0.66	189,881.39	7.483	76.99	360	357	3	39.17	688
Provident Bank	21	5,333,445.85	6.16	253,973.61	6.162	77.29	360	357	3	41.06	730
Quicken Loans	4	564,553.00	0.65	141,138.25	6.491	75.17	360	356	4	37.25	723
Realty Mortgage Corp	2	251,324.84	0.29	125,662.42	6.700	80.00	360	355	5	25.54	788
Shearson Mortgage	1	210,800.00	0.24	210,800.00	6.375	80.00	360	356	4	35.29	774
Sun West Mortgage Co.	2	370,428.62	0.43	185,214.31	6.637	80.00	360	357	3	53.95	759
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
5.001% - 5.500%	3	$869,621.81	1.00%	289,873.94	5.350%	58.31%	360	358	2	35.15%	725
5.501% - 6.000%	82	17,333,815.88	20.02	211,388.00	5.881	75.48	360	358	2	37.50	734
6.001% - 6.500%	198	35,065,757.94	40.50	177,099.79	6.343	78.80	360	358	2	38.02	704
6.501% - 7.000%	122	18,663,721.90	21.56	152,981.33	6.796	79.25	360	358	2	38.74	697
7.001% - 7.500%	57	7,895,922.56	9.12	138,524.96	7.274	78.17	360	357	3	37.43	700
7.501% - 8.000%	34	5,117,067.70	5.91	150,501.99	7.775	79.24	360	357	3	40.87	679
8.001% - 8.500%	7	1,075,873.73	1.24	153,696.25	8.173	74.40	360	357	3	32.49	658
8.501% - 9.000%	2	425,946.25	0.49	212,973.13	8.699	80.00	360	357	3	23.55	667
9.501% - 10.000%	1	133,963.52	0.15	133,963.52	10.000	80.00	360	357	3	16.87	656
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Minimum: 5.250%
Maximum: 10.000%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
No MI	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	188	$30,417,707.27	35.13%	161,796.32	6.546%	76.69%	360	357	3	37.64%	716
60	2	604,960.00	0.70	302,480.00	6.210	80.00	360	357	3	41.60	745
120	316	55,559,024.00	64.17	175,819.70	6.552	78.61	360	358	2	38.02	700
Total:	506	$86,581,691.27	100.00%	171,110.06	6.548%	77.95%	360	358	2	37.92%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4

Silent 2nds

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	1,581	$302,166,789.96	58.53%	191,123.84	6.226%	78.66%	359	357	2	37.64%	705
Non-Conforming	421	214,100,289.19	41.47	508,551.76	6.122	77.26	360	358	2	37.75	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

AVG UPB: $257,875.66
MIN UPB: $26,033.45
MAX UPB: $1,765,750.00
GROSS WAC: 6.1830462553%
MIN RATE: 4.125%
MAX RATE: 12.000%
MIN ORIG LTV: 16.00%
MAX ORIG LTV: 90.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 177
MAX WAM: 359
% SF/PUD: 85.46%
% FULL/ALT: 20.58%
% CASHOUT: 11.35%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 0.40%
WA LTV: 78.08%
WA CLTV: 95.67%
% FICO > 679: 67.42%
% NO FICO: 0.00%
WA FICO: 705
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 76.85%
CALIFORNIA %: 47.81%
NORTH CA. %: 10.92%
SOUTH CA. %: 36.89%
ARM%: 74.21%
FIXED%: 25.79%
IO%: 89.22%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	14	$4,804,450.00	0.93%	343,175.00	5.724%	76.44%	360	357	3	32.40%	740
15YR FXD	8	1,547,969.70	0.30	193,496.21	5.709	61.29	180	178	2	32.51	731
2/6 MONTH LIBOR	40	8,589,085.86	1.66	214,727.15	6.611	79.77	360	358	2	38.12	694
2/6 MONTH LIBOR - 24 MONTH IO	5	1,363,150.00	0.26	272,630.00	6.360	78.70	360	356	4	43.44	697
2/6 MONTH LIBOR - 60 MONTH IO	25	8,124,706.00	1.57	324,988.24	6.155	78.49	360	357	3	39.10	677
2/6 MONTH LIBOR -120 MONTH IO	484	136,576,361.00	26.45	282,182.56	6.060	79.17	360	358	2	38.61	695
30YR FXD	203	38,014,465.16	7.36	187,263.38	6.449	76.00	360	357	3	37.94	714
30YR FXD - 60 MONTH IO	2	604,960.00	0.12	302,480.00	6.210	80.00	360	357	3	41.60	745
30YR FXD -120 MONTH IO	383	92,979,289.00	18.01	242,765.77	6.440	75.99	360	358	2	37.13	705
3/6 MONTH LIBOR	4	843,801.06	0.16	210,950.26	6.990	79.96	360	357	3	43.51	711
3/6 MONTH LIBOR - 36 MONTH IO	12	4,630,750.00	0.90	385,895.83	6.239	77.39	360	357	3	38.60	690
3/6 MONTH LIBOR - 60 MONTH IO	10	2,834,400.00	0.55	283,440.00	6.387	79.97	360	357	3	36.37	706
3/6 MONTH LIBOR -120 MONTH IO	69	18,628,932.00	3.61	269,984.52	6.036	79.73	360	357	3	39.15	719
5/6 MONTH LIBOR	26	5,606,828.88	1.09	215,647.26	6.330	77.22	360	357	3	42.00	691
5/6 MONTH LIBOR - 36 MONTH IO	1	359,650.00	0.07	359,650.00	5.750	76.52	360	356	4	30.56	681
5/6 MONTH LIBOR - 60 MONTH IO	73	28,454,675.00	5.51	389,790.07	6.087	79.73	360	357	3	37.63	708
5/6 MONTH LIBOR -120 MONTH IO	556	133,052,923.00	25.77	239,303.82	6.169	78.73	360	358	2	37.00	708
6 MONTH LIBOR	1	217,756.47	0.04	217,756.47	4.750	70.00	360	356	4	41.38	667
6 MONTH LIBOR - 60 MONTH IO	5	1,300,761.00	0.25	260,152.20	5.369	71.69	360	356	4	36.68	719
6 MONTH LIBOR -120 MONTH IO	40	13,093,071.00	2.54	327,326.78	5.813	78.12	360	357	3	35.33	713
7/6 MONTH LIBOR	3	815,338.02	0.16	271,779.34	5.409	80.00	360	358	2	27.28	771
7/6 MONTH LIBOR - 84 MONTH IO	11	3,914,650.00	0.76	355,877.27	5.737	75.35	360	357	3	36.98	720
7/6 MONTH LIBOR -120 MONTH IO	27	9,909,106.00	1.92	367,003.93	5.763	77.45	360	358	2	37.36	726
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Original Balance	COUNT	OPB	%	AVG OPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	7	$304,174.00	0.06%	43,453.43	7.602%	59.16%	344	341	3	32.26%	721
$50,000.01 - $100,000.00	163	13,707,971.00	2.65	84,097.98	6.574	74.97	359	357	2	36.10	704
$100,000.01 - $150,000.00	450	57,165,444.00	11.07	127,034.32	6.447	78.61	360	358	2	36.92	706
$150,000.01 - $200,000.00	322	55,751,105.00	10.79	173,140.08	6.278	79.19	359	357	2	37.40	703
$200,000.01 - $250,000.00	243	54,481,765.00	10.55	224,204.79	6.133	79.05	358	355	2	37.80	702
$250,000.01 - $300,000.00	211	57,731,546.00	11.18	273,609.22	6.165	79.46	359	357	2	38.18	706
$300,000.01 - $350,000.00	144	46,813,439.00	9.06	325,093.33	5.965	78.22	359	356	2	38.21	706
$350,000.01 - $400,000.00	122	45,812,467.00	8.87	375,512.02	6.139	78.67	360	358	2	37.92	695
$400,000.01 - $450,000.00	98	41,567,360.00	8.05	424,156.73	6.008	79.59	360	358	2	40.18	705
$450,000.01 - $500,000.00	84	39,638,447.00	7.67	471,886.27	6.157	78.46	360	357	3	37.16	704
$500,000.01 - $550,000.00	40	20,804,494.00	4.03	520,112.35	6.260	78.88	360	358	2	38.04	699
$550,000.01 - $600,000.00	29	16,555,786.00	3.20	570,889.17	6.025	77.50	360	358	2	38.27	716
$600,000.01 - $650,000.00	47	29,819,160.00	5.77	634,450.21	6.201	75.50	360	357	3	35.12	705
$650,000.01 - $700,000.00	7	4,682,150.00	0.91	668,878.57	5.914	75.73	360	358	2	43.03	693
$700,000.01 - $750,000.00	10	7,291,100.00	1.41	729,110.00	6.320	76.72	360	357	3	33.50	732
$750,000.01 - $800,000.00	4	3,071,350.00	0.59	767,837.50	6.253	80.00	360	358	2	38.24	718
$800,000.01 - $850,000.00	1	820,000.00	0.16	820,000.00	5.625	80.00	360	358	2	38.07	732
$850,000.01 - $900,000.00	4	3,550,000.00	0.69	887,500.00	5.877	71.30	360	357	3	31.08	722
$900,000.01 - $950,000.00	5	4,633,200.00	0.90	926,640.00	6.130	78.04	360	358	2	39.89	691
$950,000.01 - $1,000,000.00	6	5,949,499.00	1.15	991,583.17	6.603	71.50	360	357	3	41.01	731
$1,000,000.01 >=	5	6,447,350.00	1.25	1,289,470.00	5.887	56.18	360	357	3	32.84	723
Total:	2,002	$516,597,807.00	100.00%	258,040.86	6.183%	78.08%	359	357	2	37.68%	705

Minimum: $26,400.00
Maximum: $1,765,750.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	7	$303,076.69	0.06%	43,296.67	7.598%	59.21%	345	342	3	32.26%	721
$50,000.01 - $100,000.00	163	13,685,177.12	2.65	83,958.14	6.573	74.97	359	357	2	36.10	704
$100,000.01 - $150,000.00	451	57,249,142.16	11.09	126,938.23	6.452	78.60	360	358	2	36.90	706
$150,000.01 - $200,000.00	322	55,751,379.80	10.80	173,140.93	6.270	79.20	359	357	2	37.45	703
$200,000.01 - $250,000.00	242	54,240,799.70	10.51	224,135.54	6.134	79.04	358	355	2	37.77	702
$250,000.01 - $300,000.00	211	57,688,672.44	11.17	273,406.03	6.164	79.46	359	357	2	38.18	706
$300,000.01 - $350,000.00	144	46,790,553.70	9.06	324,934.40	5.965	78.22	359	356	2	38.21	706
$350,000.01 - $400,000.00	122	45,787,472.23	8.87	375,307.15	6.139	78.67	360	358	2	37.92	695
$400,000.01 - $450,000.00	98	41,561,542.66	8.05	424,097.37	6.008	79.59	360	358	2	40.18	705
$450,000.01 - $500,000.00	84	39,621,825.78	7.67	471,688.40	6.156	78.47	360	357	3	37.16	704
$500,000.01 - $550,000.00	41	21,341,160.75	4.13	520,516.12	6.256	78.91	360	358	2	38.02	700
$550,000.01 - $600,000.00	28	15,996,600.41	3.10	571,307.16	6.022	77.41	360	358	2	38.31	715
$600,000.01 - $650,000.00	47	29,809,891.53	5.77	634,253.01	6.202	75.51	360	357	3	35.12	705
$650,000.01 - $700,000.00	7	4,682,150.00	0.91	668,878.57	5.914	75.73	360	358	2	43.03	693
$700,000.01 - $750,000.00	10	7,291,100.00	1.41	729,110.00	6.320	76.72	360	357	3	33.50	732
$750,000.01 - $800,000.00	4	3,071,350.00	0.59	767,837.50	6.253	80.00	360	358	2	38.24	718
$800,000.01 - $850,000.00	1	820,000.00	0.16	820,000.00	5.625	80.00	360	358	2	38.07	732
$850,000.01 - $900,000.00	4	3,550,000.00	0.69	887,500.00	5.877	71.30	360	357	3	31.08	722
$900,000.01 - $950,000.00	5	4,628,335.19	0.90	925,667.04	6.131	78.04	360	358	2	39.89	691
$950,000.01 - $1,000,000.00	6	5,949,499.00	1.15	991,583.17	6.603	71.50	360	357	3	41.01	731
$1,000,000.01 >=	5	6,447,350.00	1.25	1,289,470.00	5.887	56.18	360	357	3	32.84	723
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: $26,033.45
Maximum: $1,765,750.00

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.001% - 4.500%	1	$356,261.00	0.07%	356,261.00	4.125%	70.00%	360	355	5	36.94%	700
4.501% - 5.000%	47	17,571,233.52	3.40	373,856.03	4.942	72.75	357	355	2	36.62	734
5.001% - 5.500%	198	56,994,731.49	11.04	287,852.18	5.361	76.85	359	357	2	36.33	724
5.501% - 6.000%	560	163,017,571.92	31.58	291,102.81	5.844	78.22	359	357	2	38.01	713
6.001% - 6.500%	655	159,815,266.54	30.96	243,992.77	6.319	79.04	360	357	2	37.98	696
6.501% - 7.000%	343	76,403,179.43	14.80	222,749.79	6.794	77.99	360	358	2	38.00	693
7.001% - 7.500%	125	26,946,942.43	5.22	215,575.54	7.260	77.71	360	357	3	37.33	697
7.501% - 8.000%	52	10,915,033.27	2.11	209,904.49	7.812	78.78	360	357	3	39.57	682
8.001% - 8.500%	17	3,660,916.33	0.71	215,348.02	8.265	78.09	360	358	2	31.91	675
8.501% - 9.000%	2	425,946.25	0.08	212,973.13	8.699	80.00	360	357	3	23.55	667
9.501% - 10.000%	1	133,963.52	0.03	133,963.52	10.000	80.00	360	357	3	16.87	656
11.501% - 12.000%	1	26,033.45	0.01	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 4.125%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	8	$1,547,969.70	0.30%	193,496.21	5.709%	61.29%	180	178	2	32.51%	731
360	1,994	514,719,109.45	99.70	258,133.96	6.184	78.13	360	358	2	37.69	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	8	$1,547,969.70	0.30%	193,496.21	5.709%	61.29%	180	178	2	32.51%	731
301 - 360	1,994	514,719,109.45	99.70	258,133.96	6.184	78.13	360	358	2	37.69	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 177
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	390	$99,991,547.00	19.37%	256,388.58	6.069%	77.63%	360	359	1	37.85%	703
2	644	159,453,496.00	30.89	247,598.60	6.209	78.48	359	357	2	37.21	704
3	751	196,632,379.06	38.09	261,827.40	6.196	78.23	360	357	3	37.86	706
4	183	53,353,026.82	10.33	291,546.59	6.255	77.03	360	356	4	37.75	706
5	33	6,795,542.64	1.32	205,925.53	6.314	79.23	360	355	5	40.53	708
6	1	41,087.64	0.01	41,087.64	7.375	59.29	360	354	6	29.32	712
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 1
Maximum: 6

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	253	$69,789,872.52	13.52%	275,849.30	6.408%	75.26%	359	357	3	0.00%	710
1.001% - 6.000%	2	694,365.00	0.13	347,182.50	5.978	79.27	360	357	3	4.61	785
6.001% - 11.000%	8	1,510,032.84	0.29	188,754.11	6.732	77.34	360	357	3	8.84	727
11.001% - 16.000%	11	3,011,714.11	0.58	273,792.19	6.333	77.48	360	357	3	14.46	701
16.001% - 21.000%	35	7,669,287.20	1.49	219,122.49	6.266	76.98	353	351	2	18.60	718
21.001% - 26.000%	68	16,257,751.15	3.15	239,084.58	6.161	76.87	357	355	2	23.61	719
26.001% - 31.000%	157	38,788,656.95	7.51	247,061.51	5.980	77.01	360	358	2	28.75	720
31.001% - 36.000%	322	80,367,607.88	15.57	249,588.84	6.143	77.40	360	357	2	33.68	707
36.001% - 41.000%	531	135,786,807.50	26.30	255,719.03	6.149	79.23	360	358	2	38.59	702
41.001% - 46.000%	514	137,659,854.98	26.66	267,820.73	6.146	79.30	360	357	2	43.22	696
46.001% - 51.000%	83	20,027,548.56	3.88	241,295.77	6.356	77.94	358	355	3	48.02	715
51.001% - 56.000%	12	2,795,660.45	0.54	232,971.70	6.281	79.87	360	357	3	53.16	708
56.001% - 61.000%	4	1,118,320.00	0.22	279,580.00	6.249	74.04	360	357	3	57.81	671
61.001% - 66.000%	2	789,600.00	0.15	394,800.00	6.196	80.00	360	358	2	63.30	704
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 0.00%
Maximum: 63.89%
WADTI: 37.68%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
580 - 589	1	$316,000.00	0.06%	316,000.00	5.250%	80.00%	360	357	3	44.36%	580
600 - 609	1	104,817.59	0.02	104,817.59	6.950	80.00	360	357	3	40.22	608
610 - 619	2	313,000.00	0.06	156,500.00	6.708	86.67	360	359	1	41.85	613
620 - 629	61	15,837,254.81	3.07	259,627.13	6.518	79.82	360	358	2	38.26	625
630 - 639	84	18,178,539.54	3.52	216,411.18	6.505	79.06	360	357	2	38.54	634
640 - 649	107	24,368,172.10	4.72	227,739.93	6.498	79.01	358	356	2	39.46	645
650 - 659	116	32,041,474.22	6.21	276,219.61	6.356	77.61	360	358	2	38.67	654
660 - 669	134	36,568,877.49	7.08	272,902.07	6.311	78.86	360	358	2	38.36	665
670 - 679	163	40,492,498.27	7.84	248,420.23	6.309	79.04	359	356	2	38.54	674
680 - 689	201	54,492,039.12	10.56	271,104.67	6.217	78.81	359	357	3	38.29	684
690 - 699	145	34,386,539.92	6.66	237,148.55	6.400	78.75	360	358	2	35.83	695
700 - 709	134	36,854,430.27	7.14	275,033.06	6.097	78.27	360	358	2	37.71	704
710 - 719	93	27,822,228.15	5.39	299,163.74	6.194	77.60	360	357	3	39.23	714
720 - 729	120	30,013,098.33	5.81	250,109.15	6.016	77.96	360	358	2	37.52	725
730 - 739	117	33,444,435.07	6.48	285,849.87	5.822	76.14	360	358	2	37.40	735
740 - 749	126	30,092,365.88	5.83	238,828.30	6.028	77.05	360	358	2	37.53	744
750 - 759	100	24,911,046.89	4.83	249,110.47	5.970	78.99	360	358	2	38.35	755
760 - 769	91	23,905,672.65	4.63	262,699.70	6.007	76.53	360	358	2	34.74	765
770 - 779	85	19,725,034.75	3.82	232,059.23	5.929	76.00	359	357	3	36.78	774
780 - 789	63	16,478,989.52	3.19	261,571.26	6.031	76.88	355	353	3	33.45	785
790 - 799	32	9,036,414.63	1.75	282,387.96	6.154	77.68	354	351	3	36.75	794
800 - 809	17	3,616,808.69	0.70	212,753.45	5.923	78.28	360	357	3	32.97	804
810 - 819	9	3,267,341.26	0.63	363,037.92	6.001	77.07	360	357	3	37.48	814
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum FICO: 580
Maximum FICO: 816
WA FICO: 705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15.01% - 20.00%	1	$26,033.45	0.01%	26,033.45	12.000%	16.00%	180	177	3	39.17%	631
20.01% - 25.00%	2	315,000.00	0.06	157,500.00	5.913	22.83	360	358	2	0.00	716
25.01% - 30.00%	3	1,105,589.82	0.21	368,529.94	5.398	26.52	327	325	2	0.00	762
30.01% - 35.00%	1	142,361.95	0.03	142,361.95	5.875	34.17	360	356	4	36.41	702
35.01% - 40.00%	3	1,949,000.00	0.38	649,666.67	5.170	36.60	360	359	1	33.47	732
40.01% - 45.00%	3	1,959,528.35	0.38	653,176.12	5.257	41.87	360	359	1	27.31	752
45.01% - 50.00%	6	1,903,197.57	0.37	317,199.60	5.640	48.34	324	321	3	24.91	767
50.01% - 55.00%	5	2,627,383.10	0.51	525,476.62	5.906	51.60	360	357	3	37.60	747
55.01% - 60.00%	14	4,464,676.51	0.86	318,905.47	6.073	57.88	360	358	2	33.64	705
60.01% - 65.00%	17	4,403,253.70	0.85	259,014.92	6.011	64.30	350	347	3	34.80	744
65.01% - 70.00%	106	25,039,030.96	4.85	236,217.27	6.321	69.48	360	357	3	37.18	695
70.01% - 75.00%	92	22,258,237.67	4.31	241,937.37	6.492	74.08	360	357	3	34.25	715
75.01% - 80.00%	1,742	447,989,491.85	86.77	257,169.63	6.177	79.86	360	357	2	37.99	703
80.01% - 85.00%	2	810,222.99	0.16	405,111.49	6.375	82.96	360	357	3	49.37	738
85.01% - 90.00%	5	1,274,071.23	0.25	254,814.25	5.957	88.47	360	357	3	38.31	711
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 16.00
Maximum: 90.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30.01% - 35.00%	3	$663,021.81	0.13%	221,007.27	5.696%	24.38%	360	358	2	0.00%	748
35.01% - 40.00%	1	553,000.00	0.11	553,000.00	5.250	26.98	360	359	1	0.00	745
40.01% - 45.00%	1	1,107,100.00	0.21	1,107,100.00	5.250	40.26	360	359	1	27.31	769
45.01% - 50.00%	2	722,428.35	0.14	361,214.17	5.500	40.59	360	358	2	48.68	736
50.01% - 55.00%	1	304,105.85	0.06	304,105.85	4.875	49.04	180	178	2	19.14	792
60.01% - 65.00%	4	2,652,792.60	0.51	663,198.15	5.238	41.37	346	345	1	31.01	742
65.01% - 70.00%	2	499,566.78	0.10	249,783.39	5.696	43.49	360	357	3	34.69	723
70.01% - 75.00%	7	3,028,288.87	0.59	432,612.70	5.857	56.01	360	357	3	32.11	748
75.01% - 80.00%	18	8,517,022.57	1.65	473,167.92	6.156	62.46	360	357	3	34.62	713
80.01% - 85.00%	26	12,867,855.49	2.49	494,917.52	6.042	74.40	360	357	3	37.40	701
85.01% - 90.00%	267	82,290,253.86	15.94	308,203.20	6.278	77.71	360	357	2	36.32	708
90.01% - 95.00%	473	114,115,551.13	22.10	241,259.09	6.359	78.62	360	357	2	36.84	702
95.01% - 100.00%	1,197	288,946,091.84	55.97	241,391.89	6.116	79.72	360	357	2	38.58	704
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Minimum: 31.69
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	669	$246,821,564.96	47.81%	368,941.05	6.009%	77.59%	360	357	3	38.43%	705
Georgia	554	99,884,537.54	19.35	180,297.00	5.993	78.73	359	357	2	36.08	714
Florida	157	31,227,747.42	6.05	198,902.85	6.622	77.82	360	358	2	36.58	705
New Jersey	73	21,735,440.61	4.21	297,745.76	6.513	79.32	358	355	2	36.77	697
New York	50	17,455,005.57	3.38	349,100.11	6.606	76.45	358	356	2	39.18	691
Nevada	59	13,556,563.02	2.63	229,772.25	6.268	79.39	360	357	3	37.62	706
Colorado	45	11,731,956.22	2.27	260,710.14	6.516	77.58	360	357	3	39.94	706
Arizona	55	11,391,395.75	2.21	207,116.29	6.512	79.32	360	357	3	37.24	695
Washington	41	10,115,693.87	1.96	246,724.24	6.105	79.87	360	358	2	37.51	688
Texas	63	8,576,904.96	1.66	136,141.35	6.772	78.36	356	353	3	36.30	697
Massachusetts	17	4,933,442.49	0.96	290,202.50	6.684	79.54	359	357	2	38.26	721
North Carolina	23	4,532,661.28	0.88	197,072.23	6.558	76.82	360	357	3	38.04	680
Maryland	19	4,463,913.29	0.86	234,942.80	6.663	77.76	360	358	2	40.98	696
South Carolina	21	3,695,103.97	0.72	175,957.33	6.607	77.97	360	357	3	30.65	717
Virginia	15	3,606,328.41	0.70	240,421.89	6.727	78.96	360	358	2	38.65	698
Connecticut	16	3,091,519.39	0.60	193,219.96	6.726	78.66	360	357	3	37.77	688
Illinois	11	1,992,042.45	0.39	181,094.77	7.018	78.73	360	358	2	35.82	731
New Mexico	14	1,786,382.51	0.35	127,598.75	6.630	77.96	360	357	3	38.69	690
Pennsylvania	9	1,719,553.17	0.33	191,061.46	6.501	78.22	360	358	2	37.87	691
Oregon	11	1,622,310.38	0.31	147,482.76	6.531	79.51	360	358	2	40.71	689
Minnesota	7	1,421,182.78	0.28	203,026.11	6.992	79.42	360	356	4	38.75	677
Mississippi	12	1,352,730.73	0.26	112,727.56	6.579	77.36	360	358	2	36.71	710
Michigan	8	1,312,931.81	0.25	164,116.48	6.463	78.84	360	357	3	38.86	719
Rhode Island	5	1,274,405.53	0.25	254,881.11	6.989	79.85	360	358	2	40.53	665
Hawaii	3	1,259,200.00	0.24	419,733.33	5.882	80.00	360	357	3	41.78	712
Ohio	12	1,214,832.82	0.24	101,236.07	6.785	77.79	360	358	2	39.25	683
Tennessee	9	1,211,867.34	0.23	134,651.93	6.740	79.99	360	358	2	40.93	698
Alabama	6	1,077,640.00	0.21	179,606.67	6.560	79.31	360	358	2	37.43	766
Missouri	3	480,121.62	0.09	160,040.54	7.112	79.02	360	358	2	31.15	674
Arkansas	3	421,892.88	0.08	140,630.96	6.148	80.00	360	357	3	41.12	745
Kentucky	3	289,385.65	0.06	96,461.88	6.743	77.36	360	358	2	42.79	702
Indiana	2	260,000.00	0.05	130,000.00	6.588	80.00	360	359	1	43.33	647
Delaware	1	175,610.00	0.03	175,610.00	6.750	78.78	360	359	1	40.26	646
Utah	2	167,550.00	0.03	83,775.00	6.787	73.25	360	357	3	27.57	698
New Hampshire	1	162,160.75	0.03	162,160.75	6.625	80.00	360	358	2	33.23	668
Nebraska	2	158,150.00	0.03	79,075.00	6.343	73.55	360	357	3	38.63	732
Idaho	1	87,350.00	0.02	87,350.00	6.375	69.98	360	358	2	38.48	755
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	144	$56,382,179.72	10.92%	391,542.91	6.060%	76.23%	359	357	3	37.67%	707
South CA	525	190,439,385.24	36.89	362,741.69	5.994	78.00	360	357	3	38.63	704
States Not CA	1,333	269,445,514.19	52.19	202,134.67	6.343	78.53	359	357	2	37.00	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30349	32	$4,658,178.91	0.90%	145,568.09	5.987%	77.76%	360	358	2	37.32%	695
92336	11	3,731,100.00	0.72	339,190.91	5.805	80.00	360	357	3	38.22	689
30213	23	3,326,401.28	0.64	144,626.14	6.094	78.64	360	358	2	36.74	698
33705	7	3,298,243.00	0.64	471,177.57	5.986	77.54	360	358	2	35.34	727
30517	19	2,931,872.00	0.57	154,309.05	6.106	79.55	360	358	2	37.30	702
Other	1,910	498,321,283.96	96.52	260,901.20	6.190	78.06	359	357	2	37.71	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	1,746	$431,065,000.45	83.50%	246,887.17	6.192%	79.09%	360	357	2	37.89%	707
Refinance - Cashout	174	58,599,997.97	11.35	336,781.60	6.238	72.12	358	356	2	37.07	688
Refinance - Rate Term	82	26,602,080.74	5.15	324,415.62	5.916	74.89	358	355	3	35.52	716
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	961	$257,679,772.37	49.91%	268,137.12	6.184%	78.44%	360	357	2	37.81%	701
Full Documentation	471	106,227,128.06	20.58	225,535.30	5.920	78.77	359	357	2	37.06	719
Stated Documentation	317	82,570,306.20	15.99	260,474.15	6.329	78.44	359	357	2	38.08	695
No Ratio	185	51,886,620.87	10.05	280,468.22	6.371	77.16	359	357	3	0.00	705
No Income No Asset	68	17,903,251.65	3.47	263,283.11	6.515	69.74	359	357	3	0.00	727
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	958	$270,993,857.09	52.49%	282,874.59	6.159%	77.46%	359	357	2	37.83%	704
PUD	763	170,206,265.01	32.97	223,075.05	6.211	78.63	359	357	2	37.62	704
Condo	207	52,309,570.50	10.13	252,703.24	6.076	79.26	360	358	2	37.16	713
2-4 Family	74	22,757,386.54	4.41	307,532.25	6.505	78.60	360	357	3	37.63	706
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	1,584	$440,271,290.18	85.28%	277,949.05	6.094%	78.26%	359	357	2	32.74%	704
Non-Owner Occupied	316	54,320,356.73	10.52	171,899.86	6.705	76.96	360	357	3	31.83	715
Second Home	102	21,675,432.24	4.20	212,504.24	6.678	77.28	360	357	3	31.28	703
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	32.59%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	418	$119,537,577.81	23.15%	285,975.07	6.426%	78.63%	360	357	3	38.43%	708
6	12	4,953,182.41	0.96	412,765.20	6.232	77.38	360	357	3	34.78	746
12	137	45,154,860.70	8.75	329,597.52	6.234	76.45	359	357	3	37.79	697
24	563	152,932,047.34	29.62	271,637.74	6.089	79.13	360	357	2	38.15	698
36	708	153,609,014.71	29.75	216,961.89	6.164	77.22	359	357	2	37.09	704
60	164	40,080,396.17	7.76	244,392.66	5.827	77.67	357	355	2	36.25	725
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705
wa Term: 23.586											

Prepayment Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	115	$38,721,612.60	7.50%	336,709.67	6.319%	76.71%	359	357	3	38.09%	694
12M	15	3,755,351.63	0.73	250,356.78	5.715	73.53	360	357	3	37.62	714
12S	7	2,677,896.47	0.52	382,556.64	5.730	76.93	360	357	3	34.30	721
24H	393	113,045,738.60	21.90	287,648.19	6.014	79.23	360	358	2	38.05	696
24M	155	35,569,541.77	6.89	229,480.91	6.272	79.06	360	357	3	38.54	703
24S	15	4,316,766.98	0.84	287,784.47	6.541	77.00	360	356	4	37.94	715
36H	573	121,798,000.67	23.59	212,561.96	6.136	77.08	359	357	2	36.83	702
36M	111	25,409,719.52	4.92	228,916.39	6.279	77.55	360	357	3	38.32	711
36S	24	6,401,294.52	1.24	266,720.60	6.245	78.51	360	357	3	37.39	720
60H	73	12,662,360.06	2.45	173,456.99	6.172	78.52	359	357	2	38.03	695
60M	18	3,464,403.55	0.67	192,466.86	6.300	77.56	351	348	3	39.89	699
60S	73	23,953,632.56	4.64	328,131.95	5.576	77.23	358	356	2	34.91	746
6H	5	2,086,350.00	0.40	417,270.00	6.600	75.97	360	357	3	39.27	736
6M	6	2,371,332.41	0.46	395,222.07	5.904	78.08	360	358	2	30.64	758
6S	1	495,500.00	0.10	495,500.00	6.250	80.00	360	358	2	40.35	736
No PPP	418	119,537,577.81	23.15	285,975.07	6.426	78.63	360	357	3	38.43	708
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Alterna Mortgage	15	$3,651,027.88	0.71%	243,401.86	7.321%	79.47%	360	359	1	39.45%	691
Avaris Capital	12	3,950,000.00	0.77	329,166.67	6.112	80.00	360	358	2	41.22	731
Equity Now, Inc.	7	3,808,292.37	0.74	544,041.77	6.713	64.10	350	347	3	39.52	680
Gateway Bank FSB	42	14,189,491.69	2.75	337,845.04	5.848	72.38	360	358	2	37.60	732
Heritage Plaza Mortgage, Inc.	2	525,000.00	0.10	262,500.00	5.576	70.00	360	356	4	38.88	711
Loan Center of California, Inc.	3	2,345,750.00	0.45	781,916.67	6.342	71.72	360	356	4	38.36	714
Mortgage Enterprise, Ltd.	2	667,200.00	0.13	333,600.00	6.594	79.90	360	355	5	37.99	716
Opteum	1,726	420,274,344.98	81.41	243,496.14	6.193	78.33	359	357	2	37.42	703
Pemmtek Mortgage Services	9	2,576,708.27	0.50	286,300.92	7.765	75.19	360	356	4	35.21	681
Provident Bank	108	39,415,751.27	7.63	364,960.66	5.972	78.68	360	357	3	38.43	713
Pro30 Funding	1	520,000.00	0.10	520,000.00	7.850	80.00	360	355	5	0.00	702
Quicken Loans	4	564,553.00	0.11	141,138.25	6.491	75.17	360	356	4	37.25	723
Realty Mortgage Corp	9	1,844,154.42	0.36	204,906.05	5.584	78.82	360	355	5	43.01	706
Shearson Mortgage	4	1,274,800.00	0.25	318,700.00	6.256	80.00	360	356	4	40.67	711
Stearns Lending, Inc.	45	17,032,335.29	3.30	378,496.34	6.045	78.60	360	356	4	39.49	722
Sun West Mortgage Co.	13	3,627,669.98	0.70	279,051.54	6.424	79.98	360	357	3	42.20	713
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.001% - 4.500%	1	$356,261.00	0.09%	356,261.00	4.125%	70.00%	360	355	5	36.94%	700
4.501% - 5.000%	42	14,012,492.47	3.66	333,630.77	4.930	77.94	360	358	2	37.70	734
5.001% - 5.500%	190	53,532,047.37	13.97	281,747.62	5.364	78.77	360	358	2	36.61	723
5.501% - 6.000%	446	129,190,573.95	33.72	289,664.96	5.839	79.02	360	357	3	38.12	709
6.001% - 6.500%	435	114,613,254.48	29.92	263,478.75	6.312	79.19	360	358	2	38.12	693
6.501% - 7.000%	206	49,231,501.83	12.85	238,987.87	6.789	78.27	360	358	2	37.80	691
7.001% - 7.500%	61	15,121,419.87	3.95	247,892.13	7.248	78.35	360	358	2	38.04	695
7.501% - 8.000%	16	4,845,801.72	1.26	302,862.61	7.814	78.33	360	357	3	37.43	684
8.001% - 8.500%	9	2,217,042.60	0.58	246,338.07	8.292	79.56	360	358	2	32.58	688
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 4.125%
Maximum: 8.500%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	5	$3,558,741.05	2.67%	711,748.21	4.989%	52.31%	345	343	2	30.40%	735
5.001% - 5.500%	8	3,462,684.12	2.60	432,835.52	5.312	47.08	343	342	1	28.76	747
5.501% - 6.000%	114	33,826,997.98	25.41	296,728.05	5.864	75.19	357	355	2	37.56	730
6.001% - 6.500%	220	45,202,012.07	33.95	205,463.69	6.339	78.67	358	356	2	37.63	704
6.501% - 7.000%	137	27,171,677.60	20.41	198,333.41	6.802	77.48	360	357	3	38.41	695
7.001% - 7.500%	64	11,825,522.56	8.88	184,773.79	7.275	76.88	360	357	3	36.40	700
7.501% - 8.000%	36	6,069,231.55	4.56	168,589.77	7.810	79.14	360	357	3	41.43	680
8.001% - 8.500%	8	1,443,873.73	1.08	180,484.22	8.224	75.83	360	357	3	30.89	656
8.501% - 9.000%	2	425,946.25	0.32	212,973.13	8.699	80.00	360	357	3	23.55	667
9.501% - 10.000%	1	133,963.52	0.10	133,963.52	10.000	80.00	360	357	3	16.87	656
11.501% - 12.000%	1	26,033.45	0.02	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	596	$133,146,683.86	100.00%	223,400.48	6.433%	75.84%	358	356	2	37.32%	708

Minimum: 4.875%
Maximum: 12.000%

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 2.250%	637	$155,739,199.61	40.65%	244,488.54	6.021%	78.73%	360	358	2	37.04%	714
2.251% - 2.500%	82	26,642,989.24	6.95	324,914.50	6.135	78.36	360	357	3	38.27	700
2.501% - 2.750%	93	27,378,690.29	7.15	294,394.52	6.262	79.07	360	357	3	37.68	697
2.751% - 3.000%	345	105,977,193.59	27.66	307,180.27	6.036	79.54	360	358	2	38.87	696
3.001% - 3.250%	139	32,227,387.38	8.41	231,851.71	6.112	78.01	360	357	3	36.85	701
3.251% - 3.500%	7	3,920,750.00	1.02	560,107.14	6.645	74.62	360	357	3	40.15	702
3.501% - 3.750%	28	9,660,335.47	2.52	345,011.98	6.288	77.48	360	357	3	34.99	693
3.751% - 4.000%	6	2,179,586.43	0.57	363,264.41	6.821	74.28	360	357	3	49.95	682
4.001% - 4.250%	6	1,713,600.00	0.45	285,600.00	6.857	80.00	360	357	3	40.80	703
4.251% - 4.500%	4	1,630,000.00	0.43	407,500.00	5.455	78.95	360	357	3	34.46	702
4.501% - 4.750%	1	336,000.00	0.09	336,000.00	5.750	80.00	360	359	1	44.76	665
4.751% - 5.000%	14	3,915,500.00	1.02	279,678.57	6.524	79.53	360	357	3	39.54	718
5.001% - 5.250%	11	3,823,859.31	1.00	347,623.57	6.031	79.99	360	357	3	37.12	670
5.251% - 5.500%	10	2,701,817.02	0.71	270,181.70	6.385	80.83	360	358	2	40.07	677
5.501% - 5.750%	5	1,231,747.55	0.32	246,349.51	6.632	80.00	360	358	2	41.29	680
5.751% - 6.000%	5	1,133,487.05	0.30	226,697.41	6.898	81.95	360	358	2	40.03	711
6.001% - 6.250%	5	1,303,538.35	0.34	260,707.67	6.820	80.00	360	357	3	37.01	667
6.501% - 6.750%	3	560,355.92	0.15	186,785.31	6.972	80.00	360	358	2	44.49	634
6.751% - 7.000%	5	1,044,358.08	0.27	208,871.62	7.191	80.00	360	357	3	38.13	651
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 2.250%
Maximum: 7.000%
Weighted Average: 2.770%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2.001% - 3.000%	1,157	$315,738,072.72	82.41%	272,893.75	6.056%	79.00%	360	358	2	37.81%	705
3.001% - 4.000%	180	47,988,059.28	12.53	266,600.33	6.223	77.46	360	357	3	37.22	699
4.001% - 5.000%	18	5,452,000.00	1.42	302,888.89	6.649	79.73	360	357	3	39.74	715
5.001% - 6.000%	10	2,955,700.00	0.77	295,570.00	5.489	79.92	360	357	3	36.11	680
6.001% - 7.000%	33	9,350,237.46	2.44	283,340.53	6.458	80.28	360	358	2	39.21	677
7.001% - 8.000%	8	1,636,325.82	0.43	204,540.73	7.252	80.00	360	357	3	40.07	664
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 2.250%
Maximum: 7.950%
Weighted Average: 2.800%

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	13	$4,856,400.00	1.27%	373,569.23	4.966%	77.42%	360	358	2	38.00%	751
10.001% - 11.000%	302	80,704,115.92	21.06	267,232.17	5.629	79.12	360	358	2	37.18	716
11.001% - 12.000%	699	188,672,149.88	49.25	269,917.24	6.001	78.83	360	358	2	37.83	705
12.001% - 13.000%	342	96,173,252.43	25.10	281,208.34	6.542	78.84	360	357	3	38.51	691
13.001% - 14.000%	45	11,721,997.92	3.06	260,488.84	7.555	78.17	360	357	3	36.01	692
14.001% - 15.000%	4	853,771.14	0.22	213,442.78	7.267	80.00	360	357	3	39.12	653
18.001% - 19.000%	1	138,708.00	0.04	138,708.00	6.750	80.00	360	355	5	39.57	764
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 9.750%
Maximum: 18.500%
Weighted Average: 11.670%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Silent 2nds

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	4	$1,278,661.00	0.33%	319,665.25	4.991%	78.31%	360	355	5	35.20%	722
2005-11-01	16	4,984,932.47	1.30	311,558.28	5.690	74.42	360	356	4	37.08	718
2005-12-01	20	6,472,491.00	1.69	323,624.55	6.064	79.05	360	357	3	35.06	712
2006-01-01	5	1,428,304.00	0.37	285,660.80	5.450	78.95	360	358	2	34.83	687
2006-02-01	1	447,200.00	0.12	447,200.00	5.250	80.00	360	359	1	31.31	733
2007-04-01	4	1,268,720.00	0.33	317,180.00	6.557	80.00	360	355	5	53.53	707
2007-05-01	40	10,485,590.13	2.74	262,139.75	6.225	77.57	360	356	4	39.52	690
2007-06-01	200	55,625,603.42	14.52	278,128.02	6.091	79.10	360	357	3	37.96	692
2007-07-01	194	53,210,838.31	13.89	274,282.67	6.099	79.16	360	358	2	38.82	694
2007-08-01	116	34,062,551.00	8.89	293,642.68	6.052	79.74	360	359	1	38.99	697
2008-04-01	3	672,135.00	0.18	224,045.00	6.671	79.95	360	355	5	58.24	740
2008-05-01	20	6,684,027.66	1.74	334,201.38	6.130	79.50	360	356	4	40.56	719
2008-06-01	35	11,457,791.40	2.99	327,365.47	6.312	79.23	360	357	3	38.63	708
2008-07-01	25	5,462,225.00	1.43	218,489.00	5.816	79.29	360	358	2	38.92	715
2008-08-01	12	2,661,704.00	0.69	221,808.67	5.933	79.61	360	359	1	36.05	701
2010-04-01	11	1,948,827.50	0.51	177,166.14	6.355	79.87	360	355	5	42.38	691
2010-05-01	58	19,055,541.51	4.97	328,543.82	6.233	77.82	360	356	4	37.56	702
2010-06-01	240	63,724,453.99	16.63	265,518.56	6.101	79.03	360	357	3	37.71	712
2010-07-01	206	50,838,877.89	13.27	246,790.67	6.182	78.72	360	358	2	36.01	709
2010-08-01	141	31,906,376.00	8.33	226,286.35	6.185	79.25	360	359	1	37.86	702
2012-05-01	2	532,800.00	0.14	266,400.00	6.019	80.00	360	356	4	40.45	681
2012-06-01	16	6,012,200.00	1.57	375,762.50	5.710	74.52	360	357	3	36.74	730
2012-07-01	12	4,450,644.02	1.16	370,887.00	5.985	78.51	360	358	2	36.54	736
2012-08-01	11	3,643,450.00	0.95	331,222.73	5.436	78.93	360	359	1	36.23	718
2015-06-01	9	3,210,150.00	0.84	356,683.33	5.700	74.68	360	357	3	32.91	746
2015-07-01	5	1,594,300.00	0.42	318,860.00	5.771	80.00	360	358	2	31.38	728
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 20051001
Maximum: 20150701
Weighted Average: 20090128

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	45	$14,720,788.47	3.84%	327,128.63	5.777%	77.93%	360	357	3	35.61%	709
1.500%	3	746,583.67	0.19	248,861.22	6.412	80.00	360	357	3	30.06	649
2.000%	38	12,323,375.33	3.22	324,299.35	6.086	78.67	360	357	3	37.40	705
3.000%	598	165,277,674.88	43.14	276,384.07	6.104	79.14	360	358	2	38.72	695
5.000%	627	155,560,183.71	40.60	248,102.37	6.175	79.03	360	358	2	37.19	705
6.000%	95	34,491,789.23	9.00	363,071.47	5.836	77.12	360	357	3	37.28	735
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.970%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	1,405	$382,600,395.29	99.86%	272,313.45	6.094%	78.86%	360	358	2	37.80%	704
2.000%	1	520,000.00	0.14	520,000.00	7.850	80.00	360	355	5	0.00	702
Total:	1,406	$383,120,395.29	100.00%	272,489.61	6.096%	78.86%	360	358	2	37.80%	704

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
No MI	2,001	$515,880,579.15	99.93%	257,811.38	6.183%	78.07%	359	357	2	37.68%	705
United Guaranty	1	386,500.00	0.07	386,500.00	5.750	86.94	360	357	3	33.55	722
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	285	$55,635,245.15	10.78%	195,211.39	6.427%	76.39%	355	352	3	38.17%	710
24	5	1,363,150.00	0.26	272,630.00	6.360	78.70	360	356	4	43.44	697
36	13	4,990,400.00	0.97	383,876.92	6.204	77.33	360	357	3	37.80	689
60	115	41,319,502.00	8.00	359,300.02	6.100	79.25	360	357	3	37.87	703
84	11	3,914,650.00	0.76	355,877.27	5.737	75.35	360	357	3	36.98	720
120	1,573	409,044,132.00	79.23	260,040.77	6.162	78.22	360	358	2	37.58	704
Total:	2,002	$516,267,079.15	100.00%	257,875.66	6.183%	78.08%	359	357	2	37.68%	705

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

LTV/FICO Matrix

			LTV									
			60-	60-65	65-70	70-75	75-80	80-85	85-90	90-95	95-100	Total
FIXED	FICO	520-539	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%
		580-599	0.19%	0.13%	0.05%	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%	0.41%
		600-619	0.10%	0.00%	0.05%	0.04%	0.28%	0.26%	0.00%	0.04%	0.00%	0.78%
		620-639	1.91%	0.61%	0.44%	0.57%	1.56%	2.56%	0.24%	0.23%	0.11%	8.23%
		640-659	1.90%	0.88%	0.62%	1.60%	1.50%	3.49%	0.24%	0.24%	0.33%	10.79%
		660-679	1.49%	0.68%	0.71%	1.03%	2.13%	5.16%	0.37%	0.54%	0.10%	12.20%
		680-699	2.26%	1.83%	1.21%	1.11%	2.65%	6.03%	0.52%	0.32%	0.34%	16.26%
		700-719	2.35%	1.27%	0.76%	0.83%	1.85%	3.35%	0.25%	0.29%	0.28%	11.22%
		720-739	2.60%	0.31%	1.18%	2.02%	1.72%	4.06%	0.03%	0.24%	0.42%	12.58%
		740-759	1.55%	0.94%	0.43%	0.55%	1.60%	3.91%	0.24%	0.19%	0.22%	9.64%
		760-779	2.31%	0.40%	1.01%	0.74%	0.98%	3.58%	0.04%	0.27%	0.23%	9.57%
		780-799	2.52%	0.41%	0.60%	0.52%	1.04%	1.63%	0.00%	0.11%	0.16%	7.01%
		800-850	0.39%	0.19%	0.10%	0.23%	0.18%	0.12%	0.03%	0.03%	0.04%	1.29%
		Total:	19.57%	7.65%	7.18%	9.26%	15.49%	34.15%	1.97%	2.51%	2.22%	100.00%
ARM	FICO	520-539	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	0.00%	0.04%
		540-559	0.00%	0.00%	0.06%	0.00%	0.00%	0.05%	0.03%	0.00%	0.00%	0.15%
		560-579	0.00%	0.00%	0.00%	0.04%	0.10%	0.03%	0.00%	0.00%	0.00%	0.18%
		580-599	0.10%	0.04%	0.06%	0.04%	0.13%	0.56%	0.27%	0.63%	0.07%	1.91%
		600-619	0.14%	0.00%	0.13%	0.12%	0.23%	0.54%	0.42%	1.10%	0.11%	2.80%
		620-639	0.22%	0.22%	0.17%	0.23%	0.98%	4.23%	0.57%	1.08%	0.17%	7.86%
		640-659	0.21%	0.31%	0.38%	1.26%	1.58%	5.81%	0.25%	0.75%	0.15%	10.68%
		660-679	0.73%	0.38%	0.27%	0.85%	1.76%	8.34%	0.38%	0.68%	0.22%	13.61%
		680-699	0.54%	0.20%	0.62%	0.93%	2.43%	9.15%	0.50%	0.54%	0.33%	15.24%
		700-719	0.39%	0.47%	0.80%	1.25%	2.15%	7.03%	0.43%	0.45%	0.31%	13.27%
		720-739	0.80%	0.22%	0.32%	0.61%	1.88%	6.70%	0.13%	0.36%	0.30%	11.30%
		740-759	0.37%	0.09%	0.40%	0.65%	1.50%	5.72%	0.16%	0.24%	0.18%	9.31%
		760-779	0.53%	0.16%	0.43%	0.39%	1.16%	4.62%	0.03%	0.19%	0.09%	7.60%
		780-799	0.15%	0.00%	0.33%	0.46%	0.94%	2.50%	0.04%	0.09%	0.21%	4.72%
		800-850	0.10%	0.06%	0.01%	0.05%	0.31%	0.66%	0.07%	0.00%	0.08%	1.33%
		Total:	4.28%	2.16%	3.97%	6.88%	15.14%	55.98%	3.29%	6.09%	2.21%	100.00%

CLTV/FICO Matrix

			CLTV (including silent seconds)												
			60-	60-65	65-70	70-75	75-80	80-85	85-90	90-95	95-100	100-105	105-110	110+	Total
FIXED	FICO	520-539	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%
		580-599	0.19%	0.13%	0.05%	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.41%
		600-619	0.10%	0.00%	0.05%	0.04%	0.28%	0.23%	0.00%	0.04%	0.00%	0.03%	0.00%	0.00%	0.78%
		620-639	1.91%	0.61%	0.44%	0.48%	1.06%	1.35%	0.34%	0.59%	0.61%	0.85%	0.00%	0.00%	8.23%
		640-659	1.90%	0.88%	0.35%	1.23%	1.01%	1.47%	0.28%	0.87%	1.69%	1.11%	0.00%	0.00%	10.79%
		660-679	1.49%	0.68%	0.66%	0.53%	1.25%	2.31%	0.69%	1.23%	1.23%	2.11%	0.00%	0.00%	12.20%
		680-699	1.96%	1.78%	0.96%	0.75%	1.54%	2.43%	0.87%	1.62%	1.81%	2.54%	0.00%	0.00%	16.26%
		700-719	2.12%	1.27%	0.72%	0.81%	1.30%	1.63%	0.59%	0.91%	0.79%	1.10%	0.00%	0.00%	11.22%
		720-739	1.82%	0.83%	1.24%	1.29%	0.97%	2.17%	0.38%	1.02%	0.80%	2.07%	0.00%	0.00%	12.58%
		740-759	1.55%	0.80%	0.22%	0.50%	1.17%	1.58%	0.31%	0.79%	1.09%	1.63%	0.00%	0.00%	9.64%
		760-779	2.00%	0.43%	0.98%	0.92%	0.58%	1.90%	0.10%	0.94%	0.50%	1.23%	0.00%	0.00%	9.57%
		780-799	2.32%	0.35%	0.60%	0.23%	0.53%	0.49%	0.05%	0.94%	0.71%	0.79%	0.00%	0.00%	7.01%
		800-850	0.39%	0.10%	0.10%	0.23%	0.15%	0.00%	0.03%	0.06%	0.17%	0.07%	0.00%	0.00%	1.29%

		Total:	17.73%	7.86%	6.39%	7.04%	9.84%	15.58%	3.66%	8.99%	9.39%	13.52%	0.00%	0.00%	100.00%
ARM	FICO	520-539	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%
		540-559	0.00%	0.00%	0.06%	0.00%	0.00%	0.05%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%
		560-579	0.00%	0.00%	0.00%	0.04%	0.10%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%
		580-599	0.10%	0.04%	0.06%	0.04%	0.13%	0.51%	0.27%	0.63%	0.09%	0.03%	0.00%	0.00%	1.91%
		600-619	0.14%	0.00%	0.13%	0.12%	0.22%	0.54%	0.42%	1.06%	0.15%	0.01%	0.00%	0.00%	2.80%
		620-639	0.22%	0.22%	0.15%	0.14%	0.25%	1.09%	0.95%	1.66%	1.39%	1.80%	0.00%	0.00%	7.86%
		640-659	0.13%	0.31%	0.26%	0.66%	0.53%	1.49%	0.79%	1.99%	1.58%	2.94%	0.00%	0.00%	10.68%
		660-679	0.69%	0.38%	0.24%	0.23%	0.57%	1.35%	0.68%	2.26%	2.26%	4.95%	0.00%	0.00%	13.61%
		680-699	0.54%	0.19%	0.39%	0.66%	1.12%	1.59%	0.82%	2.27%	2.55%	5.11%	0.00%	0.00%	15.24%
		700-719	0.29%	0.40%	0.35%	0.78%	0.88%	1.80%	0.75%	1.91%	1.91%	4.20%	0.00%	0.00%	13.27%
		720-739	0.80%	0.17%	0.29%	0.34%	0.64%	1.76%	0.23%	1.11%	1.97%	3.99%	0.00%	0.00%	11.30%
		740-759	0.36%	0.09%	0.17%	0.53%	0.42%	1.46%	0.51%	1.20%	1.37%	3.20%	0.00%	0.00%	9.31%
		760-779	0.40%	0.16%	0.30%	0.29%	0.61%	0.89%	0.42%	0.77%	1.38%	2.37%	0.00%	0.00%	7.60%
		780-799	0.15%	0.00%	0.28%	0.33%	0.46%	0.89%	0.16%	0.97%	0.47%	1.01%	0.00%	0.00%	4.72%
		800-850	0.10%	0.06%	0.00%	0.00%	0.05%	0.23%	0.10%	0.18%	0.21%	0.40%	0.00%	0.00%	1.33%
		Total:	3.93%	2.03%	2.69%	4.16%	5.97%	13.72%	6.15%	16.00%	15.32%	30.02%	0.00%	0.00%	100.00%

		IO
FICO	521 - 540	0.00%
	541 - 560	0.00%
	561 - 580	0.10%
	581 - 600	0.47%
	601 - 620	1.19%
	621 - 640	5.40%
	641 - 660	7.90%
	661 - 680	11.57%
	681 - 700	11.91%
	701 >=	38.31%
	Total:	76.84%

		Mortgage Insurance
FICO	521 - 540	0.00%
	541 - 560	0.00%
	561 - 580	0.00%
	581 - 600	0.00%
	601 - 620	0.01%
	621 - 640	0.19%
	641 - 660	0.43%
	661 - 680	0.64%
	681 - 700	0.87%
	701 >=	2.54%
	Total:	4.67%

DTI/FICO matrix

		DTI										
		<20	20-24.9	25-29.9	30-34.9	35-39.9	40-44.9	45-49.9	50-54.9	55-59.9	60+	TOTAL
product	fico range											
ARM	500-550	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	550-575	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	575-600	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	2%
	600-620	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	3%
	620-650	2%	0%	0%	1%	3%	4%	1%	0%	0%	0%	13%
	650-680	3%	0%	1%	2%	4%	6%	2%	0%	0%	0%	20%
	680-700	3%	0%	0%	2%	4%	4%	1%	0%	0%	0%	15%
	700-750	7%	1%	2%	4%	5%	8%	2%	0%	0%	0%	29%
	750-800	3%	1%	2%	3%	4%	3%	1%	0%	0%	0%	17%
	800-900	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
	Total:	19%	3%	7%	13%	21%	26%	8%	1%	1%	0%	100%

Fixed	500-550	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	575-600	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	600-620	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
	620-650	4%	1%	1%	1%	3%	3%	1%	0%	0%	0%	13%
	650-680	5%	0%	1%	2%	3%	3%	2%	0%	0%	0%	18%
	680-700	5%	1%	1%	1%	3%	4%	1%	1%	0%	0%	16%
	700-750	9%	1%	2%	4%	5%	5%	2%	1%	1%	0%	29%
	750-800	7%	1%	2%	2%	5%	3%	1%	0%	0%	0%	21%
	800-900	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
	Total:	30%	3%	7%	11%	19%	17%	8%	3%	1%	0%	100%

General Pool Statistics

Geographic distribution	
State	%
Alabama	0.14
Alaska	0.01
Arizona	2.03
Arkansas	0.09
California	47.28
Colorado	1.34
Connecticut	1.08
Delaware	0.06
Florida	5.95
Georgia	13.70
Hawaii	0.41
Idaho	0.01
Illinois	0.29
Indiana	0.08
Iowa	0.01
Kansas	0.01
Kentucky	0.04
Maine	0.10
Maryland	0.91
Massachusetts	1.88
Michigan	0.96
Minnesota	0.23
Mississippi	0.14
Missouri	0.10
Nebraska	0.03
Nevada	2.09

Documentation	
	%
Full Doc	21.69
Stated Doc	58.00
Reduced Doc	8.03
No Doc	12.28

Occupancy Status	
	%
Primary	83.88
Second/Vac	3.69
Non Owner	12.43

Distribution by Property	
	%
One	58.56
2-4 Unit	8.22
Pud detached	24.64
Condo	8.58

Repayment type

Rate type	
	%
Arm	61.84
Fixed	38.16

Borrower type	
	%
1st Lien	100.00

Mortgage purpose	
	%
Cash Out Refi	34.04
Purchase	58.63
Rate & Term Refi	7.33

Summary statistics	
Number of loans	3,995
Total principal balance	1,071,738,004.44
Average outstanding balance	268,269.84

New Hampshire	0.08
New Jersey	7.36
New Mexico	0.30
New York	6.60
North Carolina	0.63
Ohio	0.27
Oklahoma	0.01
Oregon	0.29
Pennsylvania	0.71
Rhode Island	0.29
South Carolina	0.61
South Dakota	0.02
Tennessee	0.23
Texas	1.28
Utah	0.04
Virginia	0.71
Washington	1.58
Wisconsin	0.01
Wyoming	0.01

	%
2 year ARM	4.32
2 year ARM IO	21.48
3 Year ARM	0.69
3 Year ARM IO	4.34
25 Lib 1M/IO/10YR	0.00
5 Year ARM	1.27
5 Year ARM IO	23.31
15/30 Balloon	0.00
20/30 Balloon	0.00
Fixed	38.16
IO	76.84
Actuarial	0.00

Prepay penalty	
	%
1 year	9.90
2 year	23.64
3 year	30.56
other	6.87
none	29.03

Largest outstanding balance	2,000,000.00
WA LTV	75.57
LTV >90%	2.78
WA Remaining Term (Months)	354
WA Seasoning (months)	3
WA Credit Score	701
WA Net Mortgage Rate	5.94
WA Neg Am limit	

AFC	
	%
0.50%	
1.00%	
1.50%	
2.00%	
NA or fixed rate	

Conforming	
	%
Conforming	
Non conforming	

LTV/FICO Matrix

			LTV									
			60-	60-65	65-70	70-75	75-80	80-85	85-90	90-95	95-100	Total
FIXED	FICO	600-619	0.00%	0.00%	0.00%	0.00%	0.41%	0.26%	0.00%	0.00%	0.00%	0.66%
		620-639	2.31%	0.74%	0.08%	0.51%	1.09%	2.34%	0.43%	0.24%	0.00%	7.73%
		640-659	0.87%	0.91%	1.02%	1.68%	0.72%	2.86%	0.22%	0.00%	0.21%	8.48%
		660-679	0.95%	0.00%	1.42%	1.45%	1.62%	4.54%	0.36%	0.26%	0.00%	10.61%
		680-699	2.64%	2.33%	2.07%	1.05%	2.11%	4.87%	0.46%	0.47%	0.20%	16.21%
		700-719	3.22%	1.89%	0.48%	1.29%	1.66%	3.06%	0.22%	0.00%	0.20%	12.01%
		720-739	3.63%	0.37%	1.51%	3.40%	2.24%	2.49%	0.00%	0.03%	0.00%	13.67%
		740-759	1.67%	1.61%	0.45%	0.46%	1.22%	2.93%	0.26%	0.00%	0.00%	8.60%
		760-779	3.32%	0.55%	1.80%	0.75%	0.74%	4.50%	0.00%	0.00%	0.00%	11.68%
		780-799	3.51%	0.47%	1.08%	0.68%	1.23%	1.94%	0.00%	0.00%	0.00%	8.92%
		800-850	0.48%	0.09%	0.00%	0.51%	0.34%	0.00%	0.00%	0.00%	0.00%	1.42%
		Total:	22.61%	8.95%	9.91%	11.79%	13.39%	29.79%	1.95%	1.00%	0.61%	100.00%
ARM	FICO	520-539	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	0.00%	0.04%
		540-559	0.00%	0.00%	0.06%	0.00%	0.00%	0.05%	0.03%	0.00%	0.00%	0.15%
		560-579	0.00%	0.00%	0.00%	0.04%	0.10%	0.03%	0.00%	0.00%	0.00%	0.18%
		580-599	0.10%	0.04%	0.06%	0.04%	0.13%	0.56%	0.27%	0.63%	0.07%	1.91%
		600-619	0.14%	0.00%	0.13%	0.12%	0.23%	0.54%	0.42%	1.10%	0.11%	2.80%
		620-639	0.22%	0.22%	0.17%	0.23%	0.98%	4.23%	0.57%	1.08%	0.17%	7.86%
		640-659	0.21%	0.31%	0.38%	1.26%	1.58%	5.81%	0.25%	0.75%	0.15%	10.68%
		660-679	0.73%	0.38%	0.27%	0.85%	1.76%	8.34%	0.38%	0.68%	0.22%	13.61%
		680-699	0.54%	0.20%	0.62%	0.93%	2.43%	9.15%	0.50%	0.54%	0.33%	15.24%
		700-719	0.39%	0.47%	0.80%	1.25%	2.15%	7.03%	0.43%	0.45%	0.31%	13.27%
		720-739	0.80%	0.22%	0.32%	0.61%	1.88%	6.70%	0.13%	0.36%	0.30%	11.30%
		740-759	0.37%	0.09%	0.40%	0.65%	1.50%	5.72%	0.16%	0.24%	0.18%	9.31%
		760-779	0.53%	0.16%	0.43%	0.39%	1.16%	4.62%	0.03%	0.19%	0.09%	7.60%
		780-799	0.15%	0.00%	0.33%	0.46%	0.94%	2.50%	0.04%	0.09%	0.21%	4.72%
		800-850	0.10%	0.06%	0.01%	0.05%	0.31%	0.66%	0.07%	0.00%	0.08%	1.33%
		Total:	4.28%	2.16%	3.97%	6.88%	15.14%	55.98%	3.29%	6.09%	2.21%	100.00%

CLTV/FICO Matrix

			CLTV (including silent seconds)												
			60-	60-65	65-70	70-75	75-80	80-85	85-90	90-95	95-100	100-105	105-110	110+	Total
FIXED	FICO	600-619	0.00%	0.00%	0.00%	0.00%	0.41%	0.26%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.66%
		620-639	2.29%	0.74%	0.08%	0.51%	1.09%	1.43%	0.43%	0.50%	0.24%	0.42%	0.00%	0.00%	7.73%
		640-659	0.87%	0.91%	0.47%	1.14%	1.05%	1.80%	0.22%	0.28%	1.23%	0.53%	0.00%	0.00%	8.48%
		660-679	0.95%	0.00%	1.42%	0.79%	1.62%	2.43%	0.95%	0.89%	0.23%	1.32%	0.00%	0.00%	10.61%
		680-699	2.09%	2.33%	1.71%	0.72%	0.90%	2.97%	1.04%	1.63%	1.91%	0.92%	0.00%	0.00%	16.21%
		700-719	3.02%	1.89%	0.48%	1.29%	1.66%	2.05%	0.72%	0.47%	0.20%	0.23%	0.00%	0.00%	12.01%
		720-739	2.24%	1.54%	1.51%	1.83%	1.41%	2.15%	0.50%	0.85%	0.49%	1.15%	0.00%	0.00%	13.67%
		740-759	1.67%	1.28%	0.22%	0.46%	1.46%	2.18%	0.26%	0.32%	0.50%	0.26%	0.00%	0.00%	8.60%
		760-779	2.79%	0.55%	1.80%	1.24%	0.74%	3.27%	0.00%	0.59%	0.00%	0.69%	0.00%	0.00%	11.68%
		780-799	3.05%	0.34%	1.19%	0.15%	0.92%	0.80%	0.00%	1.57%	0.54%	0.36%	0.00%	0.00%	8.92%
		800-850	0.48%	0.09%	0.00%	0.51%	0.34%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.42%
		Total:	19.46%	9.66%	8.89%	8.64%	11.60%	19.34%	4.12%	7.09%	5.33%	5.88%	0.00%	0.00%	100.00%
		520-539	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%
		540-559	0.00%	0.00%	0.06%	0.00%	0.00%	0.05%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%
		560-579	0.00%	0.00%	0.00%	0.04%	0.10%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%

ARM	FICO	580-599	0.10%	0.04%	0.06%	0.04%	0.13%	0.51%	0.27%	0.63%	0.09%	0.03%	0.00%	0.00%	1.91%
		600-619	0.14%	0.00%	0.13%	0.12%	0.22%	0.54%	0.42%	1.06%	0.15%	0.01%	0.00%	0.00%	2.80%
		620-639	0.22%	0.22%	0.15%	0.14%	0.25%	1.09%	0.95%	1.66%	1.39%	1.80%	0.00%	0.00%	7.86%
		640-659	0.13%	0.31%	0.26%	0.66%	0.53%	1.49%	0.79%	1.99%	1.58%	2.94%	0.00%	0.00%	10.68%
		660-679	0.69%	0.38%	0.24%	0.23%	0.57%	1.35%	0.68%	2.26%	2.26%	4.95%	0.00%	0.00%	13.61%
		680-699	0.54%	0.19%	0.39%	0.66%	1.12%	1.59%	0.82%	2.27%	2.55%	5.11%	0.00%	0.00%	15.24%
		700-719	0.29%	0.40%	0.35%	0.78%	0.88%	1.80%	0.75%	1.91%	1.91%	4.20%	0.00%	0.00%	13.27%
		720-739	0.80%	0.17%	0.29%	0.34%	0.64%	1.76%	0.23%	1.11%	1.97%	3.99%	0.00%	0.00%	11.30%
		740-759	0.36%	0.09%	0.17%	0.53%	0.42%	1.46%	0.51%	1.20%	1.37%	3.20%	0.00%	0.00%	9.31%
		760-779	0.40%	0.16%	0.30%	0.29%	0.61%	0.89%	0.42%	0.77%	1.38%	2.37%	0.00%	0.00%	7.60%
		780-799	0.15%	0.00%	0.28%	0.33%	0.46%	0.89%	0.16%	0.97%	0.47%	1.01%	0.00%	0.00%	4.72%
		800-850	0.10%	0.06%	0.00%	0.00%	0.05%	0.23%	0.10%	0.18%	0.21%	0.40%	0.00%	0.00%	1.33%
		Total:	3.93%	2.03%	2.69%	4.16%	5.97%	13.72%	6.15%	16.00%	15.32%	30.02%	0.00%	0.00%	100.00%

		IO
FICO	521 - 540	0.00%
	541 - 560	0.00%
	561 - 580	0.13%
	581 - 600	0.59%
	601 - 620	1.44%
	621 - 640	5.71%
	641 - 660	8.16%
	661 - 680	12.47%
	681 - 700	12.92%
	701 >=	42.11%
	Total:	83.52%

		Mortgage Insurance
FICO	521 - 540	0.00%
	541 - 560	0.00%
	561 - 580	0.00%
	581 - 600	0.00%
	601 - 620	0.00%
	621 - 640	0.12%
	641 - 660	0.30%
	661 - 680	0.51%
	681 - 700	0.82%
	701 >=	1.93%
	Total:	3.69%

DTI/FICO matrix

		DTI										
		<20	20-24.9	25-29.9	30-34.9	35-39.9	40-44.9	45-49.9	50-54.9	55-59.9	60+	TOTAL
product	**fico range**											
ARM	**500-550**	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	550-575	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	575-600	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	2%
	600-620	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	3%
	620-650	2%	0%	0%	1%	3%	4%	1%	0%	0%	0%	13%
	650-680	3%	0%	1%	2%	4%	6%	2%	0%	0%	0%	20%
	680-700	3%	0%	0%	2%	4%	4%	1%	0%	0%	0%	15%
	700-750	7%	1%	2%	4%	5%	8%	2%	0%	0%	0%	29%
	750-800	3%	1%	2%	3%	4%	3%	1%	0%	0%	0%	17%
	800-900	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
	Total:	19%	3%	7%	13%	21%	26%	8%	1%	1%	0%	100%
Fixed	**600-620**	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
	620-650	4%	1%	0%	0%	2%	2%	2%	1%	0%	0%	12%
	650-680	4%	0%	1%	2%	2%	2%	2%	1%	0%	0%	15%
	680-700	5%	1%	1%	1%	3%	3%	1%	1%	0%	0%	16%

700-750	10%	2%	1%	4%	6%	4%	2%	0%	0%	0%	30%
750-800	7%	1%	3%	2%	8%	3%	1%	1%	0%	0%	25%
800-900	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
Total:	30%	5%	7%	9%	21%	13%	9%	3%	1%	0%	100%

General Pool Statistics

Geographic distribution	
State	%
Alabama	0.11
Arizona	1.81
Arkansas	0.05
California	51.36
Colorado	1.28
Connecticut	0.85
Delaware	0.05
Florida	5.97
Georgia	12.46
Hawaii	0.33
Idaho	0.01
Illinois	0.17
Indiana	0.02
Kansas	0.01
Maine	0.07
Maryland	0.93
Massachusetts	2.06
Michigan	0.47
Minnesota	0.17
Mississippi	0.06
Missouri	0.08
Nebraska	0.01
Nevada	2.47
New Hampshire	0.09
New Jersey	7.86
New Mexico	0.15
New York	5.98
North Carolina	0.62
Ohio	0.13
Oregon	0.25

Documentation	
	%
Full Doc	20.99
Stated Doc	60.89
Reduced Doc	8.36
No Doc	9.76

Occupancy Status	
	%
Primary	84.95
Second/Vac	3.70
Non Owner	11.34

Distribution by Property	
	%
One	58.95
2-4 Unit	7.45
Pud detached	24.47
Condo	9.12

Repayment type	
	%
2 year ARM	5.47
2 year ARM IO	27.24
3 Year ARM	0.87

Rate type	
	%
Arm	78.42
Fixed	21.58

Borrower type	
	%
1st Lien	100.00

Mortgage purpose	
	%
Cash Out Refi	32.24
Purchase	60.68
Rate & Term Refi	7.08

Summary statistics	
Number of loans	2,780
Total principal balance	845,156,398.45
Average outstanding balance	304,013.09
Largest outstanding balance	2,000,000.00
WA LTV	76.25
LTV >90%	2.46
WA Remaining Term (Months)	354

Pennsylvania	0.45
Rhode Island	0.25
South Carolina	0.43
Tennessee	0.13
Texas	0.65
Utah	0.04
Virginia	0.57
Washington	1.61

3 Year ARM IO	5.50
25 Lib 1M/IO/10YR	0.00
5 Year ARM	1.62
5 Year ARM IO	29.55
15/30 Balloon	0.00
20/30 Balloon	0.00
Fixed	21.58
IO	83.52
Actuarial	0.00

Prepay penalty	
	%
1 year	9.87
2 year	27.53
3 year	26.45
other	6.85
none	29.30

WA Seasoning (months)	2
WA Credit Score	701
WA Net Mortgage Rate	5.87
WA Neg Am limit	

AFC	
	%
0.50%	
1.00%	
1.50%	
2.00%	
NA or fixed rate	

Conforming	
	%
Conforming	
Non conforming	

LTV/FICO Matrix

			LTV									
			60-	60-65	65-70	70-75	75-80	80-85	85-90	90-95	95-100	Total
FIXED	FICO	520-539	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%
		580-599	0.34%	0.24%	0.10%	0.00%	0.00%	0.00%	0.06%	0.00%	0.00%	0.74%
		600-619	0.18%	0.00%	0.09%	0.07%	0.18%	0.26%	0.00%	0.08%	0.00%	0.87%
		620-639	1.60%	0.50%	0.73%	0.61%	1.94%	2.74%	0.08%	0.23%	0.20%	8.63%
		640-659	2.72%	0.86%	0.31%	1.54%	2.13%	3.99%	0.25%	0.43%	0.43%	12.65%
		660-679	1.92%	1.23%	0.13%	0.68%	2.53%	5.66%	0.37%	0.77%	0.19%	13.48%
		680-699	1.95%	1.43%	0.52%	1.15%	3.09%	6.95%	0.56%	0.19%	0.45%	16.29%
		700-719	1.64%	0.77%	0.98%	0.46%	2.01%	3.59%	0.27%	0.52%	0.34%	10.58%
		720-739	1.77%	0.26%	0.92%	0.92%	1.31%	5.33%	0.05%	0.41%	0.75%	11.70%
		740-759	1.46%	0.41%	0.41%	0.63%	1.90%	4.70%	0.22%	0.35%	0.40%	10.48%
		760-779	1.50%	0.28%	0.37%	0.73%	1.16%	2.84%	0.08%	0.50%	0.42%	7.87%
		780-799	1.73%	0.37%	0.22%	0.39%	0.89%	1.38%	0.00%	0.20%	0.29%	5.46%
		800-850	0.31%	0.27%	0.18%	0.00%	0.05%	0.21%	0.05%	0.06%	0.06%	1.18%
		Total:	17.12%	6.61%	4.97%	7.23%	17.18%	37.65%	1.99%	3.72%	3.51%	100.00%
ARM	FICO	350-479										0.00%
		480-499										0.00%
		500-519										0.00%
		520-539										0.00%
		540-559										0.00%
		560-579										0.00%
		580-599										0.00%
		600-619										0.00%
		620-639										0.00%
		640-659										0.00%
		660-679										0.00%
		680-699										0.00%
		700-719										0.00%
		720-739										0.00%
		740-759										0.00%
		760-779										0.00%
		780-799										0.00%
		800-850										0.00%
		Total										0.00%

CLTV/FICO Matrix

			CLTV (including silent seconds)												
			60-	60-65	65-70	70-75	75-80	80-85	85-90	90-95	95-100	100-105	105-110	110+	Total
FIXED	FICO	520-539	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%
		580-599	0.34%	0.24%	0.10%	0.00%	0.00%	0.00%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	0.74%
		600-619	0.18%	0.00%	0.09%	0.07%	0.18%	0.22%	0.00%	0.08%	0.00%	0.05%	0.00%	0.00%	0.87%
		620-639	1.60%	0.50%	0.73%	0.46%	1.03%	1.29%	0.27%	0.66%	0.90%	1.19%	0.00%	0.00%	8.63%
		640-659	2.72%	0.86%	0.26%	1.31%	0.98%	1.21%	0.33%	1.34%	2.06%	1.59%	0.00%	0.00%	12.65%
		660-679	1.92%	1.23%	0.05%	0.32%	0.96%	2.22%	0.49%	1.51%	2.04%	2.75%	0.00%	0.00%	13.48%
		680-699	1.86%	1.34%	0.36%	0.78%	2.05%	2.00%	0.73%	1.60%	1.74%	3.85%	0.00%	0.00%	16.29%
		700-719	1.39%	0.77%	0.92%	0.41%	1.02%	1.29%	0.48%	1.25%	1.26%	1.80%	0.00%	0.00%	10.58%
		720-739	1.48%	0.26%	1.03%	0.86%	0.61%	2.19%	0.28%	1.15%	1.05%	2.80%	0.00%	0.00%	11.70%
		740-759	1.46%	0.41%	0.23%	0.54%	0.93%	1.09%	0.35%	1.18%	1.56%	2.73%	0.00%	0.00%	10.48%

		760-779	1.36%	0.33%	0.31%	0.65%	0.45%	0.80%	0.17%	1.21%	0.91%	1.67%	0.00%	0.00%	7.87%
		780-799	1.73%	0.37%	0.12%	0.29%	0.22%	0.24%	0.09%	0.43%	0.85%	1.13%	0.00%	0.00%	5.46%
		800-850	0.31%	0.10%	0.18%	0.00%	0.00%	0.00%	0.05%	0.11%	0.31%	0.13%	0.00%	0.00%	1.18%
		Total:	16.35%	6.40%	4.37%	5.74%	8.42%	12.55%	3.30%	10.52%	12.66%	19.67%	0.00%	0.00%	100.00%
ARM	FICO	350-479													0.00%
		480-499													0.00%
		500-519													0.00%
		520-539													0.00%
		540-559													0.00%
		560-579													0.00%
		580-599													0.00%
		600-619													0.00%
		620-639													0.00%
		640-659													0.00%
		660-679													0.00%
		680-699													0.00%
		700-719													0.00%
		720-739													0.00%
		740-759													0.00%
		760-779													0.00%
		780-799													0.00%
		800-850													0.00%
		Total													0.00%

		IO
FICO	521 - 540	0.00%
	561 - 580	0.00%
	581 - 600	0.00%
	601 - 620	0.26%
	621 - 640	4.27%
	641 - 660	6.92%
	661 - 680	8.22%
	681 - 700	8.15%
	701 >=	24.12%
	Total:	51.94%

		Mortgage Insurance
FICO	521 - 540	0.00%
	561 - 580	0.00%
	581 - 600	0.00%
	601 - 620	0.04%
	621 - 640	0.45%
	641 - 660	0.88%
	661 - 680	1.13%
	681 - 700	1.03%
	701 >=	4.81%
	Total:	8.33%

DTI/FICO matrix

		DTI										
		<20	20-24.9	25-29.9	30-34.9	35-39.9	40-44.9	45-49.9	50-54.9	55-59.9	60+	TOTAL
product	fico range											
ARM	300-500											0%
	500-550											0%
	550-575											0%
	575-600											0%
	600-620											0%
	620-650											0%

	650-680											0%
	680-700											0%
	700-750											0%
	750-800											0%
	800-900											
	Total											0%
Fixed	500-550	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	575-600	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
	600-620	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
	620-650	5%	0%	1%	1%	3%	4%	1%	0%	0%	0%	15%
	650-680	6%	1%	1%	2%	4%	4%	2%	0%	0%	0%	20%
	680-700	5%	0%	1%	1%	3%	4%	1%	0%	0%	0%	16%
	700-750	8%	0%	2%	5%	4%	6%	2%	1%	1%	0%	28%
	750-800	6%	0%	2%	2%	3%	3%	1%	0%	0%	0%	18%
	800-900	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
	Total:	30%	2%	6%	12%	17%	21%	8%	2%	1%	0%	100%

General Pool Statistics

Geographic distribution	
State	%
Alabama	0.25
Alaska	0.05
Arizona	2.83
Arkansas	0.23
California	32.07
Colorado	1.56
Connecticut	1.93
Delaware	0.11
Florida	5.85
Georgia	18.33
Hawaii	0.71
Illinois	0.77
Indiana	0.31
Iowa	0.05
Kentucky	0.20
Maine	0.20
Maryland	0.84
Massachusetts	1.23
Michigan	2.81
Minnesota	0.46
Mississippi	0.44
Missouri	0.17
Nebraska	0.12

Documentation	
	%
Full Doc	24.28
Stated Doc	47.25
Reduced Doc	6.81
No Doc	21.65

Occupancy Status	
	%
Primary	79.87
Second/Vac	3.64
Non Owner	16.49

Distribution by Property	
	%
One	57.10
2-4 Unit	11.08
Pud detached	25.28
Condo	6.54

Rate type	
	%
Fixed	100.00

Borrower type	
	%
1st Lien	100.00

Mortgage purpose	
	%
Cash Out Refi	40.75
Purchase	50.99
Rate & Term Refi	8.26

Summary statistics	

State	%
Nevada	0.66
New Hampshire	0.07
New Jersey	5.50
New Mexico	0.83
New York	8.92
North Carolina	0.63
Ohio	0.75
Oklahoma	0.03
Oregon	0.46
Pennsylvania	1.70
Rhode Island	0.43
South Carolina	1.29
South Dakota	0.12
Tennessee	0.59
Texas	3.65
Utah	0.04
Virginia	1.21
Washington	1.50
Wisconsin	0.05
Wyoming	0.06

Repayment type

	%
2 year ARM	0.00
2 year ARM IO	0.00
3 Year ARM	0.00
3 Year ARM IO	0.00
25 Lib 1M/IO/10YR	0.00
5 Year ARM	0.00
5 Year ARM IO	0.00
15/30 Balloon	0.00
20/30 Balloon	0.00
Fixed	100.00
IO	51.94
Actuarial	0.00

Prepay penalty

	%
1 year	10.00
2 year	9.28
3 year	45.75
other	6.96
none	28.01

Number of loans	1,215
Total principal balance	226,581,605.99
Average outstanding balance	186,486.92
Largest outstanding balance	665,000.00
WA LTV	73.03
LTV >90%	4.00
WA Remaining Term (Months)	357
WA Seasoning (months)	3
WA Credit Score	701
WA Net Mortgage Rate	6.17
WA Neg Am limit	

AFC

	%
0.50%	
1.00%	
1.50%	
2.00%	
NA or fixed rate	

Conforming

	%
Conforming	
Non conforming	

OPMAC05_4
IO's

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	2,224	$455,610,572.00	55.32%	204,860.87	6.223%	77.69%	360	357	3	37.62%	701
Non-Conforming	695	367,913,752.00	44.68	529,372.31	6.074	74.94	359	357	2	36.93	706
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

AVG UPB: $282,125.50
MIN UPB: $40,000.00
MAX UPB: $2,000,000.00
GROSS WAC: 6.1567106911%
MIN RATE: 3.875%
MAX RATE: 9.875%
MIN ORIG LTV: 10.61%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 177
MAX WAM: 359
% SF/PUD: 84.25%
% FULL/ALT: 21.72%
% CASHOUT: 28.51%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 9.07%
WA LTV: 76.46%
WA CLTV: 86.33%
% FICO > 679: 66.94%
% NO FICO: 0.00%
WA FICO: 704
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 73.75%
CALIFORNIA %: 49.76%
NORTH CA. %: 12.22%
SOUTH CA. %: 37.53%
ARM%: 71.83%
FIXED%: 28.17%
IO%: 100.00%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.



OPMAC05_4
IO's

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	34	$11,477,458.00	1.39%	337,572.29	5.671%	74.44%	360	357	3	29.38%	754
15YR FXD -120 MONTH IO	1	1,880,000.00	0.23	1,880,000.00	4.750	80.00	180	177	3	36.94	755
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350.00	0.29	303,418.75	6.479	80.09	360	356	4	41.83	706
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676.00	4.36	309,867.90	6.465	80.62	360	357	3	41.02	656
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931.00	23.30	280,891.55	6.126	79.24	360	358	2	38.60	692
30YR FXD - 60 MONTH IO	11	3,783,160.00	0.46	343,923.64	6.294	80.05	360	357	3	45.29	670
30YR FXD -120 MONTH IO	804	226,343,671.00	27.48	281,521.98	6.301	72.23	360	358	2	36.38	708
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667.00	0.04	300,667.00	5.875	80.00	360	355	5	36.84	741
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650.00	0.88	363,732.50	6.319	78.30	360	357	3	39.78	684
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954.00	0.82	305,361.55	6.382	78.67	360	357	3	36.38	681
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351.00	3.91	287,788.85	5.980	76.27	360	357	3	39.10	716
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650.00	0.07	292,325.00	5.991	81.71	360	356	4	35.46	664
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175.00	5.31	370,781.14	6.079	77.86	360	357	3	37.20	707
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290.00	24.95	246,622.20	6.152	77.63	360	358	2	36.84	710
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261.00	0.38	313,026.10	5.552	71.16	360	356	4	41.52	706
6 MONTH LIBOR -120 MONTH IO	80	27,196,974.00	3.30	339,962.18	5.713	76.02	360	356	4	33.54	712
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150.00	0.70	362,009.38	5.699	74.34	360	357	3	35.39	724
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956.00	2.11	362,519.92	5.773	75.51	360	358	2	35.08	734
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Original Balance	COUNT	OPB	%	AVG OPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	7	$306,274.00	0.04%	43,753.43	6.834%	52.12%	360	358	2	32.56%	724
$50,000.01 - $100,000.00	166	14,168,216.00	1.72	85,350.70	6.476	72.77	360	358	2	35.46	701
$100,000.01 - $150,000.00	552	70,364,997.00	8.54	127,472.82	6.443	78.47	360	358	2	37.03	707
$150,000.01 - $200,000.00	453	78,715,125.00	9.56	173,764.07	6.314	78.74	360	357	3	36.91	702
$200,000.01 - $250,000.00	375	84,557,002.00	10.27	225,485.34	6.145	77.49	360	358	2	37.50	699
$250,000.01 - $300,000.00	340	93,650,768.00	11.37	275,443.44	6.108	77.06	360	357	3	38.23	701
$300,000.01 - $350,000.00	248	80,673,073.00	9.80	325,294.65	6.086	78.34	360	357	3	37.80	700
$350,000.01 - $400,000.00	201	75,574,233.00	9.18	375,991.21	6.161	77.65	360	357	3	37.58	695
$400,000.01 - $450,000.00	170	72,367,660.00	8.79	425,692.12	6.051	78.79	360	357	3	39.78	701
$450,000.01 - $500,000.00	136	64,633,097.00	7.85	475,243.36	6.142	77.35	360	357	3	37.15	706
$500,000.01 - $550,000.00	67	35,053,244.00	4.26	523,182.75	6.009	77.40	360	358	2	36.85	708
$550,000.01 - $600,000.00	45	25,837,186.00	3.14	574,159.69	6.092	76.84	360	358	2	39.09	709
$600,000.01 - $650,000.00	70	44,374,210.00	5.39	633,917.29	6.147	73.39	360	358	2	34.78	706
$650,000.01 - $700,000.00	16	10,781,150.00	1.31	673,821.88	5.887	72.68	360	358	2	38.52	693
$700,000.01 - $750,000.00	17	12,426,400.00	1.51	730,964.71	6.041	73.06	360	357	3	35.36	732
$750,000.01 - $800,000.00	6	4,631,850.00	0.56	771,975.00	6.208	73.96	360	358	2	36.17	724
$800,000.01 - $850,000.00	7	5,820,500.00	0.71	831,500.00	5.854	69.91	360	357	3	29.57	721
$850,000.01 - $900,000.00	9	7,891,000.00	0.96	876,777.78	6.083	73.77	360	357	3	35.31	719
$900,000.01 - $950,000.00	6	5,602,700.00	0.68	933,783.33	6.249	75.80	360	357	3	39.89	688
$950,000.01 - $1,000,000.00	11	10,907,989.00	1.32	991,635.36	6.512	63.91	360	357	3	38.03	714
$1,000,000.01 >=	17	25,187,650.00	3.06	1,481,626.47	5.823	57.32	347	344	2	31.50	726
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: $40,000.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4

IO's

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	7	$306,274.00	0.04%	43,753.43	6.834%	52.12%	360	358	2	32.56%	724
$50,000.01 - $100,000.00	166	14,168,216.00	1.72	85,350.70	6.476	72.77	360	358	2	35.46	701
$100,000.01 - $150,000.00	552	70,364,997.00	8.54	127,472.82	6.443	78.47	360	358	2	37.03	707
$150,000.01 - $200,000.00	453	78,715,125.00	9.56	173,764.07	6.314	78.74	360	357	3	36.91	702
$200,000.01 - $250,000.00	375	84,557,002.00	10.27	225,485.34	6.145	77.49	360	358	2	37.50	699
$250,000.01 - $300,000.00	340	93,650,768.00	11.37	275,443.44	6.108	77.06	360	357	3	38.23	701
$300,000.01 - $350,000.00	248	80,673,073.00	9.80	325,294.65	6.086	78.34	360	357	3	37.80	700
$350,000.01 - $400,000.00	201	75,574,233.00	9.18	375,991.21	6.161	77.65	360	357	3	37.58	695
$400,000.01 - $450,000.00	170	72,367,660.00	8.79	425,692.12	6.051	78.79	360	357	3	39.78	701
$450,000.01 - $500,000.00	136	64,633,097.00	7.85	475,243.36	6.142	77.35	360	357	3	37.15	706
$500,000.01 - $550,000.00	67	35,053,244.00	4.26	523,182.75	6.009	77.40	360	358	2	36.85	708
$550,000.01 - $600,000.00	45	25,837,186.00	3.14	574,159.69	6.092	76.84	360	358	2	39.09	709
$600,000.01 - $650,000.00	70	44,374,210.00	5.39	633,917.29	6.147	73.39	360	358	2	34.78	706
$650,000.01 - $700,000.00	16	10,781,150.00	1.31	673,821.88	5.887	72.68	360	358	2	38.52	693
$700,000.01 - $750,000.00	17	12,426,400.00	1.51	730,964.71	6.041	73.06	360	357	3	35.36	732
$750,000.01 - $800,000.00	6	4,631,850.00	0.56	771,975.00	6.208	73.96	360	358	2	36.17	724
$800,000.01 - $850,000.00	7	5,820,500.00	0.71	831,500.00	5.854	69.91	360	357	3	29.57	721
$850,000.01 - $900,000.00	9	7,891,000.00	0.96	876,777.78	6.083	73.77	360	357	3	35.31	719
$900,000.01 - $950,000.00	6	5,602,700.00	0.68	933,783.33	6.249	75.80	360	357	3	39.89	688
$950,000.01 - $1,000,000.00	11	10,907,989.00	1.32	991,635.36	6.512	63.91	360	357	3	38.03	714
$1,000,000.01 >=	17	25,187,650.00	3.06	1,481,626.47	5.823	57.32	347	344	2	31.50	726
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: $40,000.00
Maximum: $2,000,000.00

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.03%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.28	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	83	33,331,435.00	4.05	401,583.55	4.911	71.96	350	347	3	34.62	734
5.001% - 5.500%	319	97,909,307.00	11.89	306,925.73	5.363	73.94	360	358	2	35.22	724
5.501% - 6.000%	848	266,670,574.00	32.38	314,470.02	5.841	74.82	360	357	3	37.31	712
6.001% - 6.500%	881	235,384,288.00	28.58	267,178.53	6.321	77.21	360	357	3	38.10	697
6.501% - 7.000%	490	119,527,818.00	14.51	243,934.32	6.789	79.34	360	357	3	38.42	683
7.001% - 7.500%	186	43,962,553.00	5.34	236,357.81	7.289	79.67	360	358	2	36.97	688
7.501% - 8.000%	73	17,771,994.00	2.16	243,451.97	7.774	83.84	360	357	3	39.85	674
8.001% - 8.500%	23	4,655,071.00	0.57	202,394.39	8.284	82.78	360	358	2	33.40	675
8.501% - 9.000%	4	1,094,600.00	0.13	273,650.00	8.689	80.37	360	358	2	46.30	667
9.001% - 9.500%	2	272,200.00	0.03	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	1	400,000.00	0.05	400,000.00	9.875	94.12	360	359	1	45.16	609
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 3.875%
Maximum: 9.875%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	1	$1,880,000.00	0.23%	1,880,000.00	4.750%	80.00%	180	177	3	36.94%	755
360	2,918	821,644,324.00	99.77	281,577.90	6.160	76.45	360	357	3	37.32	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	1	$1,880,000.00	0.23%	1,880,000.00	4.750%	80.00%	180	177	3	36.94%	755
301 - 360	2,918	821,644,324.00	99.77	281,577.90	6.160	76.45	360	357	3	37.32	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 177
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	584	$163,838,812.00	19.89%	280,545.91	6.106%	76.46%	360	359	1	36.88%	705
2	867	240,784,662.00	29.24	277,721.64	6.188	76.66	360	358	2	37.13	702
3	1,015	290,067,512.00	35.22	285,780.80	6.142	76.39	359	356	3	37.12	704
4	345	99,931,183.00	12.13	289,655.60	6.292	75.90	360	356	4	39.02	701
5	104	28,052,955.00	3.41	269,739.95	5.873	77.46	360	355	5	38.27	710
6	4	849,200.00	0.10	212,300.00	5.348	79.23	360	354	6	30.85	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 1
Maximum: 6

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	532	$154,828,470.00	18.80%	291,030.96	6.277%	71.77%	360	357	3	0.00%	704
1.001% - 6.000%	3	1,046,365.00	0.13	348,788.33	5.901	79.52	360	357	3	4.30	752
6.001% - 11.000%	11	2,333,006.00	0.28	212,091.45	6.527	79.52	360	357	3	8.37	742
11.001% - 16.000%	25	6,961,504.00	0.85	278,460.16	5.884	69.43	360	357	3	13.96	717
16.001% - 21.000%	67	20,216,909.00	2.45	301,744.91	6.047	68.89	360	358	2	18.93	720
21.001% - 26.000%	99	28,318,776.00	3.44	286,048.24	5.948	72.62	360	357	3	23.77	721
26.001% - 31.000%	231	66,415,138.00	8.06	287,511.42	5.970	75.04	360	358	2	28.70	717
31.001% - 36.000%	447	119,180,263.00	14.47	266,622.51	6.121	76.90	360	358	2	33.77	708
36.001% - 41.000%	665	186,781,700.00	22.68	280,874.74	6.132	78.61	358	356	2	38.53	700
41.001% - 46.000%	640	181,240,489.00	22.01	283,188.26	6.156	79.45	360	358	2	43.36	697
46.001% - 51.000%	157	44,119,824.00	5.36	281,017.99	6.419	78.91	360	357	3	48.09	687
51.001% - 56.000%	25	7,449,160.00	0.90	297,966.40	6.160	77.75	360	357	3	53.28	703
56.001% - 61.000%	14	3,710,220.00	0.45	265,015.71	6.345	78.16	360	356	4	58.05	698
61.001% - 66.000%	2	789,600.00	0.10	394,800.00	6.196	80.00	360	358	2	63.30	704
66.001% - 71.000%	1	132,900.00	0.02	132,900.00	6.125	69.98	360	356	4	66.62	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 0.00%
Maximum: 66.62%
WADTI: 37.32%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
580 - 589	13	$3,047,850.00	0.37%	234,450.00	6.841%	81.46%	360	357	3	38.91%	583
590 - 599	7	2,226,000.00	0.27	318,000.00	6.967	82.89	360	358	2	39.12	595
600 - 609	25	8,861,300.00	1.08	354,452.00	6.808	82.33	360	358	2	41.09	605
610 - 619	12	3,650,500.00	0.44	304,208.33	6.436	83.95	360	357	3	39.05	614
620 - 629	90	23,644,454.00	2.87	262,716.16	6.570	78.42	360	358	2	38.78	625
630 - 639	129	32,086,911.00	3.90	248,735.74	6.612	77.62	360	358	2	38.72	634
640 - 649	149	38,102,496.00	4.63	255,721.45	6.405	76.65	360	357	3	39.46	645
650 - 659	175	47,728,479.00	5.80	272,734.17	6.347	76.93	360	357	3	38.96	655
660 - 669	196	54,589,858.00	6.63	278,519.68	6.347	77.73	360	358	2	38.92	665
670 - 679	204	58,331,610.00	7.08	285,939.26	6.253	76.66	360	357	3	37.88	675
680 - 689	276	79,658,503.00	9.67	288,617.76	6.153	77.48	360	357	3	38.70	684
690 - 699	199	55,134,913.00	6.69	277,059.86	6.235	75.68	360	358	2	35.82	695
700 - 709	195	56,217,671.00	6.83	288,295.75	6.060	77.39	360	357	3	37.40	704
710 - 719	164	51,598,773.00	6.27	314,626.66	6.091	74.20	360	357	3	37.83	714
720 - 729	189	55,814,003.00	6.78	295,312.19	5.961	74.99	360	358	2	35.91	724
730 - 739	163	47,298,217.00	5.74	290,173.11	5.953	76.58	360	358	2	37.18	735
740 - 749	169	41,670,526.00	5.06	246,571.16	6.004	77.25	360	358	2	36.49	744
750 - 759	141	39,683,418.00	4.82	281,442.68	5.955	75.87	351	349	2	37.22	755
760 - 769	128	39,893,842.00	4.84	311,670.64	5.948	73.53	360	357	3	35.09	765
770 - 779	111	29,977,703.00	3.64	270,069.40	5.877	75.98	360	358	2	36.74	774
780 - 789	90	27,520,587.00	3.34	305,784.30	5.907	74.38	360	358	2	31.30	784
790 - 799	55	16,278,350.00	1.98	295,970.00	5.970	76.53	360	357	3	35.24	793
800 - 809	29	7,267,772.00	0.88	250,612.83	5.780	73.06	360	358	2	32.81	805
810 - 819	10	3,240,588.00	0.39	324,058.80	6.032	77.30	360	357	3	37.69	814
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum FICO: 580
Maximum FICO: 816
WA FICO: 704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.05%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	6	1,679,500.00	0.20	279,916.67	6.819	16.46	360	357	3	19.73	657
20.01% - 25.00%	4	654,000.00	0.08	163,500.00	6.071	23.01	360	358	2	16.31	728
25.01% - 30.00%	4	917,400.00	0.11	229,350.00	5.133	27.10	360	358	2	0.00	738
30.01% - 35.00%	8	2,257,673.00	0.27	282,209.13	5.989	32.51	360	358	2	38.01	700
35.01% - 40.00%	15	5,168,900.00	0.63	344,593.33	5.630	37.77	360	358	2	26.83	722
40.01% - 45.00%	23	7,569,590.00	0.92	329,112.61	5.891	42.72	360	358	2	27.69	702
45.01% - 50.00%	25	8,608,550.00	1.05	344,342.00	5.871	47.85	360	357	3	30.77	731
50.01% - 55.00%	44	18,105,188.00	2.20	411,481.55	5.877	52.55	360	358	2	34.41	724
55.01% - 60.00%	58	21,715,250.00	2.64	374,400.86	5.793	58.18	360	358	2	33.47	709
60.01% - 65.00%	109	40,124,414.00	4.87	368,113.89	5.850	64.06	360	357	3	32.23	708
65.01% - 70.00%	188	52,646,981.00	6.39	280,037.13	6.146	69.25	360	357	3	37.11	703
70.01% - 75.00%	170	51,597,597.00	6.27	303,515.28	6.220	73.68	360	357	3	36.58	711
75.01% - 80.00%	1,958	537,391,461.00	65.26	274,459.38	6.131	79.80	359	357	3	37.74	704
80.01% - 85.00%	39	12,164,805.00	1.48	311,918.08	6.411	84.28	360	358	2	39.46	652
85.01% - 90.00%	156	39,312,558.00	4.77	252,003.58	6.742	89.59	360	358	2	41.07	671
90.01% - 95.00%	84	17,249,875.00	2.09	205,355.65	7.083	94.91	360	358	2	37.41	702
95.01% - 100.00%	26	5,935,582.00	0.72	228,291.62	6.431	99.83	360	358	2	38.90	726
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 10.61
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.05%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	6	1,679,500.00	0.20	279,916.67	6.819	16.46	360	357	3	19.73	657
20.01% - 25.00%	3	449,000.00	0.05	149,666.67	6.103	23.11	360	358	2	16.31	722
25.01% - 30.00%	3	364,400.00	0.04	121,466.67	4.956	27.29	360	357	3	0.00	727
30.01% - 35.00%	9	2,462,673.00	0.30	273,630.33	5.990	31.70	360	357	3	38.01	703
35.01% - 40.00%	13	3,772,900.00	0.46	290,223.08	5.812	36.79	360	358	2	21.73	721
40.01% - 45.00%	23	7,569,590.00	0.92	329,112.61	5.891	42.72	360	358	2	27.69	702
45.01% - 50.00%	24	8,028,550.00	0.97	334,522.92	5.861	47.27	360	357	3	33.57	728
50.01% - 55.00%	41	16,344,490.00	1.98	398,646.10	5.871	52.65	360	358	2	34.72	722
55.01% - 60.00%	48	17,844,200.00	2.17	371,754.17	5.735	58.24	360	358	2	33.36	710
60.01% - 65.00%	97	38,466,800.00	4.67	396,564.95	5.790	62.78	360	357	3	31.91	707
65.01% - 70.00%	93	30,140,551.00	3.66	324,091.95	5.977	69.11	360	357	3	36.92	709
70.01% - 75.00%	101	33,867,792.00	4.11	335,324.67	6.073	72.44	360	357	3	37.99	710
75.01% - 80.00%	460	140,279,374.00	17.03	304,955.16	6.110	78.76	358	355	3	37.07	708
80.01% - 85.00%	65	24,921,440.00	3.03	383,406.77	6.217	79.27	360	357	3	37.96	678
85.01% - 90.00%	379	109,810,261.00	13.33	289,736.84	6.437	81.89	360	358	2	38.04	694
90.01% - 95.00%	489	118,393,688.00	14.38	242,113.88	6.440	80.97	360	358	2	36.63	702
95.01% - 100.00%	1,063	268,704,115.00	32.63	252,779.04	6.085	80.17	360	358	2	38.52	704
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Minimum: 10.61
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	1,106	$409,759,190.00	49.76%	370,487.51	5.980%	74.76%	360	357	3	38.02%	704
Georgia	659	128,700,179.00	15.63	195,296.17	6.005	79.28	360	358	2	35.01	716
Florida	257	53,873,683.00	6.54	209,625.23	6.648	79.99	360	358	2	36.20	702
New Jersey	151	49,104,615.00	5.96	325,196.13	6.473	77.83	353	351	2	37.91	692
New York	102	37,694,910.00	4.58	369,557.94	6.484	74.39	360	358	2	39.06	687
Nevada	83	20,485,478.00	2.49	246,812.99	6.142	77.95	360	357	3	38.04	705
Arizona	79	16,786,310.00	2.04	212,484.94	6.414	79.87	360	357	3	36.24	699
Washington	61	14,775,159.00	1.79	242,215.72	6.098	79.61	360	358	2	36.23	694
Colorado	52	13,838,570.00	1.68	266,126.35	6.533	77.46	360	357	3	38.03	704
Massachusetts	33	12,073,570.00	1.47	365,865.76	6.484	72.96	360	358	2	37.93	711
Michigan	37	7,620,987.00	0.93	205,972.62	6.580	79.05	360	357	3	41.79	701
Texas	40	6,132,558.00	0.74	153,313.95	6.600	78.17	360	357	3	39.47	692
Connecticut	20	6,131,310.00	0.74	306,565.50	6.223	67.33	360	358	2	34.77	693
Maryland	22	5,892,369.00	0.72	267,834.95	6.678	79.28	360	358	2	40.01	673
Virginia	22	5,784,863.00	0.70	262,948.32	6.379	79.10	360	357	3	35.66	697
South Carolina	26	5,482,486.00	0.67	210,864.85	6.610	67.93	360	357	3	28.86	704
North Carolina	25	4,899,610.00	0.59	195,984.40	6.527	76.80	360	357	3	37.33	684
Hawaii	10	3,283,400.00	0.40	328,340.00	6.176	79.43	360	357	3	35.50	707
Pennsylvania	16	2,899,360.00	0.35	181,210.00	6.573	78.91	360	358	2	39.16	696
Oregon	13	1,918,184.00	0.23	147,552.62	6.893	83.50	360	358	2	40.77	682
Illinois	9	1,908,021.00	0.23	212,002.33	7.214	81.42	360	358	2	39.66	722
New Mexico	13	1,764,462.00	0.21	135,727.85	6.503	79.98	360	357	3	37.26	709
Minnesota	9	1,740,650.00	0.21	193,405.56	6.778	79.52	360	356	4	39.54	694
Rhode Island	6	1,689,900.00	0.21	281,650.00	6.695	82.22	360	358	2	40.34	648
Ohio	13	1,469,150.00	0.18	113,011.54	6.662	79.81	360	358	2	35.26	684
Tennessee	7	1,350,900.00	0.16	192,985.71	6.098	79.36	360	357	3	31.36	731
Mississippi	10	1,099,150.00	0.13	109,915.00	6.490	74.76	360	358	2	36.67	717
Alabama	6	1,068,720.00	0.13	178,120.00	6.537	80.00	360	358	2	36.41	768
Maine	5	840,850.00	0.10	168,170.00	6.567	85.73	360	358	2	41.90	731
Indiana	4	559,725.00	0.07	139,931.25	6.879	86.73	360	357	3	43.33	666
Arkansas	2	518,320.00	0.06	259,160.00	5.932	74.13	360	355	5	47.64	703
Utah	4	395,550.00	0.05	98,887.50	6.567	69.70	360	358	2	27.69	692
Nebraska	3	318,100.00	0.04	106,033.33	6.359	76.79	360	356	4	41.20	727
Kentucky	3	293,550.00	0.04	97,850.00	6.669	75.87	360	358	2	46.11	699
South Dakota	2	265,475.00	0.03	132,737.50	6.427	78.27	360	356	4	42.29	697
Missouri	2	218,000.00	0.03	109,000.00	6.638	79.42	360	357	3	43.28	656
New Hampshire	1	205,200.00	0.02	205,200.00	6.750	90.00	360	358	2	33.83	663
Delaware	1	175,610.00	0.02	175,610.00	6.750	78.78	360	359	1	40.26	646
Wyoming	1	143,100.00	0.02	143,100.00	6.500	89.44	360	356	4	0.00	679
Iowa	1	117,600.00	0.01	117,600.00	6.500	80.00	360	356	4	43.66	726
Kansas	1	91,200.00	0.01	91,200.00	6.625	80.00	360	356	4	0.00	679
Idaho	1	87,350.00	0.01	87,350.00	6.375	69.98	360	358	2	38.48	755
Oklahoma	1	66,950.00	0.01	66,950.00	7.500	94.96	360	357	3	41.86	773
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	257	$100,661,992.00	12.22%	391,680.90	5.990%	72.93%	360	357	3	37.21%	709
South CA	849	309,097,198.00	37.53	364,072.08	5.976	75.36	360	357	3	38.27	702
States Not CA	1,813	413,765,134.00	50.24	228,221.25	6.332	78.15	359	357	2	36.63	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30349	39	$6,470,268.00	0.79%	165,904.31	6.067%	81.57%	360	358	2	37.42%	693
30319	12	4,618,056.00	0.56	384,838.00	5.391	75.79	360	358	2	30.69	733
30213	27	4,159,149.00	0.51	154,042.56	6.067	78.95	360	358	2	34.83	698
92336	12	4,003,100.00	0.49	333,591.67	5.810	80.00	360	357	3	38.03	694
92562	9	3,858,900.00	0.47	428,766.67	5.986	79.03	360	358	2	40.53	659
Other	2,820	800,414,851.00	97.19	283,835.05	6.165	76.38	360	357	3	37.36	704
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	2,042	$528,834,578.00	64.22%	258,978.74	6.172%	79.31%	359	357	3	37.76%	709
Refinance - Cashout	691	234,815,918.00	28.51	339,820.43	6.203	71.06	360	358	2	37.06	688
Refinance - Rate Term	186	59,873,828.00	7.27	321,902.30	5.839	72.55	360	357	3	34.41	718
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	1,171	$341,570,019.00	41.48%	291,690.88	6.124%	77.19%	359	356	3	37.33%	704
Full Documentation	693	178,888,752.00	21.72	258,136.73	5.955	78.29	360	358	2	36.72	717
Stated Documentation	524	148,677,083.00	18.05	283,734.89	6.349	77.50	360	358	2	38.01	686
No Income No Asset	302	82,038,721.00	9.96	271,651.39	6.245	69.15	360	357	3	0.00	703
No Ratio	229	72,349,749.00	8.79	315,937.77	6.313	74.69	360	357	3	0.00	705
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	1,534	$470,880,245.00	57.18%	306,962.35	6.112%	75.21%	359	357	2	37.52%	702
PUD	929	222,974,272.00	27.08	240,015.36	6.201	78.66	360	358	2	37.08	704
Condo	323	82,285,636.00	9.99	254,754.29	6.146	78.67	360	357	3	36.38	711
2-4 Family	133	47,384,171.00	5.75	356,271.96	6.415	74.77	360	357	3	38.10	699
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	2,309	$698,596,712.00	84.83%	302,553.79	6.086%	76.64%	360	357	2	30.38%	702
Non-Owner Occupied	471	91,732,859.00	11.14	194,761.91	6.516	74.81	360	357	3	30.32	717
Second Home	139	33,194,753.00	4.03	238,811.17	6.660	77.29	360	357	3	28.58	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	30.30%	704

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	695	$216,181,081.00	26.25%	311,051.92	6.389%	76.52%	358	356	3	38.50%	703
6	26	10,387,890.00	1.26	399,534.23	6.005	70.72	360	357	3	35.01	729
12	205	73,085,067.00	8.87	356,512.52	6.207	74.88	360	357	3	38.03	699
24	804	220,488,255.00	26.77	274,239.12	6.101	78.65	360	357	3	37.84	696
36	954	240,981,474.00	29.26	252,601.13	6.064	74.82	360	358	2	36.53	705
60	235	62,400,557.00	7.58	265,534.29	5.871	77.70	360	358	2	34.36	729
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704
wa Term: 22.647											

Prepayment Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	177	$62,194,251.00	7.55%	351,379.95	6.268%	75.40%	360	357	3	38.44%	695
12M	20	7,266,216.00	0.88	363,310.80	5.832	69.41	360	357	3	36.37	721
12S	8	3,624,600.00	0.44	453,075.00	5.916	77.04	360	357	3	33.07	721
24H	551	157,779,281.00	19.16	286,350.78	6.031	79.13	360	358	2	37.96	693
24M	227	54,443,124.00	6.61	239,837.55	6.281	78.16	360	357	3	38.01	701
24S	26	8,265,850.00	1.00	317,917.31	6.252	72.72	360	357	3	34.56	721
36H	788	193,328,647.00	23.48	245,340.92	6.056	74.91	360	358	2	36.64	704
36M	127	35,149,981.00	4.27	276,771.50	6.137	75.13	360	357	3	36.62	705
36S	39	12,502,846.00	1.52	320,585.79	5.988	72.49	360	357	3	34.83	723
60H	85	16,826,791.00	2.04	197,962.25	6.226	79.37	360	358	2	36.81	703
60M	31	6,238,734.00	0.76	201,249.48	6.349	79.57	360	357	3	38.28	712
60S	119	39,335,032.00	4.78	330,546.49	5.644	76.68	360	358	2	32.94	743
6H	12	4,188,990.00	0.51	349,082.50	6.143	69.51	360	357	3	38.54	736
6M	11	5,100,450.00	0.62	463,677.27	5.885	69.78	360	358	2	31.27	729
6S	3	1,098,450.00	0.13	366,150.00	6.041	79.70	360	357	3	43.25	701
No PPP	695	216,181,081.00	26.25	311,051.92	6.389	76.52	358	356	3	38.50	703
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Alterna Mortgage	13	$3,803,500.00	0.46%	292,576.92	7.271%	79.49%	360	359	1	38.29%	710
Avaris Capital	16	5,379,600.00	0.65	336,225.00	5.847	72.85	360	359	1	36.66	715
Equity Now, Inc.	20	10,261,250.00	1.25	513,062.50	6.488	66.38	360	357	3	39.53	686
Gateway Bank FSB	61	23,565,720.00	2.86	386,323.28	5.912	70.61	360	358	2	37.11	724
Heritage Plaza Mortgage, Inc.	23	5,917,750.00	0.72	257,293.48	6.011	72.44	360	356	4	43.43	706
Loan Center of California, Inc.	15	7,478,150.00	0.91	498,543.33	6.055	74.83	360	356	4	42.00	698
Mortgage Enterprise, Ltd.	10	3,613,150.00	0.44	361,315.00	6.971	79.74	360	356	4	43.39	701
Mylor Financial	1	398,000.00	0.05	398,000.00	7.300	80.00	360	358	2	49.28	659
Opteum	2,363	634,182,078.00	77.01	268,380.06	6.180	76.95	359	357	2	36.92	701
Pemmtek Mortgage Services	5	1,973,030.00	0.24	394,606.00	7.731	74.08	360	357	3	32.94	668
Provident Bank	163	61,016,875.00	7.41	374,336.66	5.988	76.32	360	357	3	37.77	708
Pro30 Funding	1	520,000.00	0.06	520,000.00	7.850	80.00	360	355	5	0.00	702
Quicken Loans	60	12,039,025.00	1.46	200,650.42	6.520	77.67	360	356	4	43.61	695
Quicken Loans, Inc.	1	152,000.00	0.02	152,000.00	6.375	80.00	360	354	6	42.60	667
Realty Mortgage Corp	60	15,420,455.00	1.87	257,007.58	5.557	76.24	360	355	5	37.12	722
Shearson Mortgage	6	1,999,800.00	0.24	333,300.00	6.209	76.07	360	356	4	40.17	704
Stearns Lending, Inc.	80	29,325,221.00	3.56	366,565.26	5.969	74.64	360	356	4	38.85	723
Sun West Mortgage Co.	21	6,478,720.00	0.79	308,510.48	6.125	78.70	360	357	3	43.57	721
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.05%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.38	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	74	25,552,385.00	4.32	345,302.50	4.902	75.13	360	357	3	35.40	731
5.001% - 5.500%	291	84,722,907.00	14.32	291,144.01	5.357	75.81	360	358	2	35.66	723
5.501% - 6.000%	658	197,907,807.00	33.46	300,771.74	5.834	76.88	360	357	3	37.91	710
6.001% - 6.500%	566	155,012,592.00	26.21	273,873.84	6.308	78.49	360	357	3	38.11	693
6.501% - 7.000%	324	80,574,785.00	13.62	248,687.61	6.797	80.59	360	358	2	38.48	681
7.001% - 7.500%	118	29,164,176.00	4.93	247,154.03	7.288	81.94	360	358	2	38.20	687
7.501% - 8.000%	41	11,064,325.00	1.87	269,861.59	7.779	85.16	360	357	3	38.99	664
8.001% - 8.500%	16	3,419,232.00	0.58	213,702.00	8.280	84.28	360	358	2	34.77	679
8.501% - 9.000%	3	882,600.00	0.15	294,200.00	8.704	80.46	360	358	2	46.30	674
9.001% - 9.500%	2	272,200.00	0.05	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	1	400,000.00	0.07	400,000.00	9.875	94.12	360	359	1	45.16	609
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 3.875%
Maximum: 9.875%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	9	$7,779,050.00	3.35%	864,338.89	4.940%	61.56%	316	315	2	31.60%	743
5.001% - 5.500%	28	13,186,400.00	5.68	470,942.86	5.401	61.90	360	358	2	31.17	733
5.501% - 6.000%	190	68,762,767.00	29.64	361,909.30	5.863	68.87	360	358	2	35.43	720
6.001% - 6.500%	315	80,371,696.00	34.64	255,148.24	6.347	74.75	360	357	3	38.08	705
6.501% - 7.000%	166	38,953,033.00	16.79	234,656.83	6.774	76.75	360	357	3	38.27	688
7.001% - 7.500%	68	14,798,377.00	6.38	217,623.19	7.292	75.21	360	357	3	34.53	691
7.501% - 8.000%	32	6,707,669.00	2.89	209,614.66	7.765	81.67	360	357	3	42.22	689
8.001% - 8.500%	7	1,235,839.00	0.53	176,548.43	8.294	78.62	360	357	3	29.54	662
8.501% - 9.000%	1	212,000.00	0.09	212,000.00	8.625	80.00	360	357	3	0.00	638
Total:	816	$232,006,831.00	100.00%	284,322.10	6.288%	72.42%	359	356	2	36.58%	708

Minimum: 4.750%
Maximum: 8.625%

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 1.250%	1	$150,400.00	0.03%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 2.250%	950	243,568,966.00	41.18	256,388.39	6.008	77.25	360	358	2	36.43	717
2.251% - 2.500%	121	37,825,657.00	6.39	312,608.74	6.075	77.40	360	357	3	38.31	697
2.501% - 2.750%	115	35,262,795.00	5.96	306,633.00	6.198	78.01	360	357	3	36.39	696
2.751% - 3.000%	448	137,991,347.00	23.33	308,016.40	6.012	78.51	360	358	2	38.67	699
3.001% - 3.250%	210	52,967,807.00	8.95	252,227.65	6.061	76.33	360	357	3	35.72	705
3.251% - 3.500%	23	9,910,400.00	1.68	430,886.96	6.174	74.83	360	356	4	40.38	696
3.501% - 3.750%	41	14,747,129.00	2.49	359,686.07	6.253	76.72	360	357	3	36.14	700
3.751% - 4.000%	11	4,273,455.00	0.72	388,495.91	6.730	75.76	360	357	3	47.43	692
4.001% - 4.250%	6	2,016,000.00	0.34	336,000.00	6.645	80.00	360	357	3	39.50	704
4.251% - 4.500%	5	1,906,000.00	0.32	381,200.00	5.426	79.82	360	357	3	36.25	692
4.501% - 4.750%	3	1,194,800.00	0.20	398,266.67	5.671	80.76	360	357	3	47.75	648
4.751% - 5.000%	18	5,116,000.00	0.86	284,222.22	6.415	79.80	360	357	3	40.94	701
5.001% - 5.250%	18	6,043,067.00	1.02	335,725.94	6.098	82.00	360	358	2	39.67	654
5.251% - 5.500%	21	6,731,300.00	1.14	320,538.10	6.325	79.82	360	358	2	39.73	646
5.501% - 5.750%	22	6,112,900.00	1.03	277,859.09	6.512	83.00	360	357	3	41.47	659
5.751% - 6.000%	29	9,043,965.00	1.53	311,860.86	6.876	86.77	360	357	3	42.18	635
6.001% - 6.250%	13	3,753,250.00	0.63	288,711.54	6.998	86.95	360	358	2	39.07	632
6.251% - 6.500%	13	3,149,155.00	0.53	242,242.69	7.170	84.17	360	358	2	37.65	640
6.501% - 6.750%	20	5,146,000.00	0.87	257,300.00	7.039	86.70	360	357	3	40.61	630
6.751% - 7.000%	8	2,444,500.00	0.41	305,562.50	7.532	86.55	360	357	3	42.97	634
7.001% - 7.250%	4	1,570,000.00	0.27	392,500.00	8.268	88.86	360	358	2	47.04	623
7.251% - 7.500%	1	219,600.00	0.04	219,600.00	7.875	90.00	360	357	3	37.91	632
7.501% - 7.750%	1	207,000.00	0.03	207,000.00	8.750	89.95	360	359	1	49.99	636
8.251% - 8.500%	1	166,000.00	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 1.250%
Maximum: 8.400%
Weighted Average: 2.923%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 2.000%	1	$150,400.00	0.03%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 3.000%	1,634	454,648,765.00	76.86	278,242.82	6.029	77.70	360	358	2	37.27	708
3.001% - 4.000%	285	81,898,791.00	13.85	287,364.18	6.144	76.19	360	357	3	36.72	702
4.001% - 5.000%	19	6,059,400.00	1.02	318,915.79	6.575	79.47	360	357	3	39.20	712
5.001% - 6.000%	24	7,708,500.00	1.30	321,187.50	5.663	81.26	360	357	3	40.79	666
6.001% - 7.000%	100	29,962,537.00	5.07	299,625.37	6.611	83.51	360	358	2	40.76	643
7.001% - 8.000%	36	9,978,600.00	1.69	277,183.33	7.481	87.51	360	358	2	40.92	633
8.001% - 9.000%	2	544,500.00	0.09	272,250.00	8.378	89.98	360	359	1	47.42	611
9.001% - 10.000%	2	566,000.00	0.10	283,000.00	9.736	95.84	360	358	2	45.97	601
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 1.250%
Maximum: 9.875%
Weighted Average: 2.990%

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	25	$9,762,884.00	1.65%	390,515.36	4.926%	74.45%	360	358	2	35.42%	748
10.001% - 11.000%	448	125,871,040.00	21.28	280,962.14	5.588	76.60	360	357	3	36.80	715
11.001% - 12.000%	985	274,382,700.00	46.39	278,561.12	5.973	77.39	360	357	3	37.16	708
12.001% - 13.000%	535	150,852,623.00	25.50	281,967.52	6.578	79.51	360	357	3	38.88	683
13.001% - 14.000%	93	24,944,888.00	4.22	268,224.60	7.546	84.28	360	358	2	38.71	672
14.001% - 15.000%	8	2,348,400.00	0.40	293,550.00	7.899	82.88	360	358	2	45.98	645
15.001% - 16.000%	3	672,200.00	0.11	224,066.67	9.639	95.71	360	358	2	45.97	613
16.001% - 17.000%	1	676,000.00	0.11	676,000.00	4.875	80.00	360	355	5	0.00	659
17.001% - 18.000%	2	1,269,250.00	0.21	634,625.00	5.804	76.05	360	355	5	0.00	705
18.001% - 19.000%	3	737,508.00	0.12	245,836.00	6.537	75.56	360	356	4	45.52	672
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 9.750%
Maximum: 18.625%
Weighted Average: 11.730%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	20	$7,180,801.00	1.21%	359,040.05	5.181%	77.99%	360	355	5	31.82%	713
2005-11-01	22	6,636,576.00	1.12	301,662.55	5.688	74.10	360	356	4	39.39	711
2005-12-01	32	10,479,325.00	1.77	327,478.91	6.029	79.02	360	357	3	36.01	713
2006-01-01	13	5,245,733.00	0.89	403,517.92	5.867	66.23	360	358	2	31.91	706
2006-02-01	1	447,200.00	0.08	447,200.00	5.250	80.00	360	359	1	31.31	733
2006-03-01	2	337,600.00	0.06	168,800.00	4.458	80.00	360	354	6	25.57	715
2007-04-01	31	8,974,425.00	1.52	289,497.58	6.146	78.62	360	355	5	40.20	690
2007-05-01	68	19,006,009.00	3.21	279,500.13	6.277	77.30	360	356	4	41.04	684
2007-06-01	263	74,550,043.00	12.60	283,460.24	6.158	78.63	360	357	3	38.36	686
2007-07-01	274	77,180,341.00	13.05	281,680.08	6.180	80.10	360	358	2	39.17	685
2007-08-01	171	50,510,139.00	8.54	295,380.93	6.192	80.68	360	359	1	39.00	689
2008-04-01	12	3,072,007.00	0.52	256,000.58	5.921	77.25	360	355	5	39.93	735
2008-05-01	37	12,564,850.00	2.12	339,590.54	6.097	76.06	360	356	4	39.13	712
2008-06-01	52	17,930,205.00	3.03	344,811.63	6.184	76.36	360	357	3	39.69	702
2008-07-01	37	9,073,356.00	1.53	245,225.84	6.001	78.63	360	358	2	38.44	694
2008-08-01	17	3,885,204.00	0.66	228,541.41	5.981	78.52	360	359	1	34.46	705
2010-03-01	2	511,600.00	0.09	255,800.00	5.936	78.71	360	354	6	42.60	695
2010-04-01	27	5,964,671.00	1.01	220,913.74	6.063	77.50	360	355	5	40.96	720
2010-05-01	95	29,616,777.00	5.01	311,755.55	6.202	77.21	360	356	4	37.07	704
2010-06-01	346	94,827,088.00	16.03	274,066.73	6.068	77.01	360	357	3	37.25	713
2010-06-30	1	449,000.00	0.08	449,000.00	5.875	68.57	360	358	2	39.39	683
2010-07-01	280	69,627,678.00	11.77	248,670.28	6.161	78.25	360	358	2	35.97	709
2010-08-01	202	48,776,301.00	8.25	241,466.84	6.221	78.54	360	359	1	36.88	706
2012-05-01	4	1,285,800.00	0.22	321,450.00	5.671	68.94	360	356	4	35.33	720
2012-06-01	31	10,954,400.00	1.85	353,367.74	5.637	75.07	360	357	3	34.17	734
2012-07-01	13	6,080,706.00	1.03	467,746.62	6.092	72.10	360	358	2	36.40	735
2012-08-01	16	4,872,200.00	0.82	304,512.50	5.618	81.09	360	359	1	36.29	724
2015-06-01	22	7,770,158.00	1.31	353,189.00	5.687	75.07	360	357	3	28.97	760
2015-07-01	10	3,169,800.00	0.54	316,980.00	5.676	73.87	360	358	2	31.48	743
2015-08-01	2	537,500.00	0.09	268,750.00	5.413	68.69	360	359	1	23.04	737
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20090127

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
IO's

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	83	$27,242,585.00	4.61%	328,223.92	5.735%	76.06%	360	357	3	34.41%	714
1.500%	3	882,500.00	0.15	294,166.67	6.321	76.07	360	357	3	33.93	651
2.000%	48	16,135,259.00	2.73	336,151.23	5.979	77.47	360	357	3	39.72	712
3.000%	888	252,509,500.00	42.69	284,357.55	6.181	79.26	360	358	2	38.92	687
5.000%	885	226,016,694.00	38.21	255,386.09	6.162	78.08	360	358	2	36.75	707
6.000%	196	68,730,955.00	11.62	350,668.14	5.814	74.43	360	357	3	35.79	733
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.991%

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	2,102	$590,997,493.00	99.91%	281,159.61	6.104%	78.04%	360	357	3	37.58%	702
2.000%	1	520,000.00	0.09	520,000.00	7.850	80.00	360	355	5	0.00	702
Total:	2,103	$591,517,493.00	100.00%	281,273.18	6.105%	78.05%	360	357	3	37.58%	702

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	7	$1,710,568.00	0.21%	244,366.86	6.876%	90.63%	360	356	4	40.19%	689
MGIC	6	1,326,100.00	0.16	221,016.67	6.389	90.08	360	357	3	41.76	694
MI (Company Unknown at Bid)	1	114,000.00	0.01	114,000.00	7.375	95.00	360	359	1	32.66	735
No MI	2,720	781,924,391.00	94.95	287,472.20	6.130	75.62	360	357	3	37.31	703
PMI Mortgage Insurance	46	10,789,013.00	1.31	234,543.76	6.823	91.34	360	358	2	39.11	711
Radian Guaranty	20	4,116,453.00	0.50	205,822.65	6.693	89.10	360	358	2	39.60	681
Republic Mortgage Insurance	5	739,950.00	0.09	147,990.00	6.606	91.40	360	356	4	43.33	659
Triad Guaranty Insurance Co.	4	913,956.00	0.11	228,489.00	6.716	95.18	360	358	2	40.21	689
United Guaranty	110	21,889,893.00	2.66	198,999.03	6.572	93.47	360	358	2	36.37	719
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
24	9	$2,728,017.00	0.33%	303,113.00	6.412%	80.08%	360	356	4	41.18%	710
36	22	7,859,300.00	0.95	357,240.91	6.295	78.56	360	357	3	39.36	682
60	277	93,328,226.00	11.33	336,925.00	6.240	78.85	360	357	3	39.12	684
84	16	5,792,150.00	0.70	362,009.38	5.699	74.34	360	357	3	35.39	724
120	2,595	713,816,631.00	86.68	275,073.85	6.147	76.13	360	357	2	37.01	706
Total:	2,919	$823,524,324.00	100.00%	282,125.50	6.157%	76.46%	360	357	3	37.32%	704

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

UBS Investment Bank

OPMAC05-4
All records

Pool Summary

UPB: 1,071,738,004.44
Average UPB: 268,269.84
LTV: 75.568%
WA FICO: 701
% IO: 76.84%
% with Silent Seconds: 48.17%
%1st Liens: 100

Geographic Concentration	count	UPB	%	WAC	LTV	FICO
California	1442	506,725,674.26	47.28	5.984	73.11	705
Georgia	768	146,850,353.72	13.70	6.024	78.91	718
Florida	315	63,726,687.26	5.95	6.699	79.46	699
New Jersey	262	78,931,738.03	7.36	6.590	77.95	680
New York	205	70,711,786.21	6.60	6.415	74.31	683
Other	1003	204,791,764.95	19.11	6.500	77.55	694
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

FICO Scores	count	UPB	%	WAC	LTV	FICO
501 - 525	1	255,122.10	0.02	8.950	80.00	524
526 - 550	2	461,844.69	0.04	8.212	80.84	544
551 - 575	4	1,114,888.64	0.10	6.713	74.96	562
576 - 600	67	16,214,633.50	1.51	6.828	79.84	589
601 - 625	155	42,238,557.88	3.94	6.714	80.65	616
626 - 650	497	123,559,146.98	11.53	6.508	75.50	639
651 - 675	649	166,772,353.77	15.56	6.369	76.44	664
676 - 700	752	203,837,735.82	19.02	6.209	76.12	688
701 - 725	603	170,808,603.85	15.94	6.098	75.25	713
726 - 750	524	139,437,619.32	13.01	5.986	75.41	738
751 - 775	418	118,270,133.82	11.04	5.951	74.06	763
776 - 800	271	75,735,635.71	7.07	5.955	72.51	786
801 - 825	52	13,031,728.38	1.22	5.979	71.65	807
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

Minimum: 524
Maximum: 821
Weighted Average: 701
Pct Fico <= 575: 0.17%
Pct Fico < 575: 0.17%
Pct Fico < 500: 0.00%

DTI(%)	count	UPB	%	WAC	LTV	FICO
<= 0.00	826	217,935,812.90	20.33	6.290	69.68	705
0.01 - 5.00	2	956,000.00	0.09	5.750	80.00	756
5.01 - 10.00	12	2,716,966.31	0.25	6.551	79.19	747
10.01 - 15.00	26	7,105,748.14	0.66	5.875	67.23	702
15.01 - 20.00	76	21,771,525.46	2.03	6.119	70.80	717
20.01 - 25.00	130	34,641,976.44	3.23	6.086	70.96	711
25.01 - 30.00	270	71,602,084.60	6.68	6.016	73.85	718
30.01 - 35.00	509	129,505,362.45	12.08	6.129	76.31	706
35.01 - 40.00	794	219,427,971.60	20.47	6.163	77.73	701
40.01 - 45.00	921	247,570,621.40	23.10	6.183	79.20	694
45.01 - 50.00	314	87,366,014.66	8.15	6.434	77.98	684
50.01 - 55.00	80	20,373,693.43	1.90	6.452	76.82	681
55.01 - 60.00	26	8,045,044.00	0.75	6.252	77.08	694
60.01 - 65.00	6	1,505,001.16	0.14	6.173	68.84	696
65.01 - 70.00	1	132,900.00	0.01	6.125	69.98	703
70.01 - 75.00	1	436,500.00	0.04	7.350	90.00	605
75.01 - 80.00	1	644,781.87	0.06	6.250	79.76	792
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

Wtd Ave: 37.71

Loan Purpose	count	UPB	%	WAC	LTV	FICO
Cash Out Refi	1197	364,779,378.91	34.04	6.239	70.63	684
Purchase	2539	628,366,912.11	58.63	6.225	79.10	709
Rate & Term Refi	259	78,591,713.42	7.33	5.867	70.24	715
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

Occupancy	count	UPB	%	WAC	LTV	FICO
Investor Occupied	679	133,249,326.58	12.43	6.575	74.01	713
Owner Occupied	3140	898,959,020.10	83.88	6.129	75.73	699
Second Home	176	39,529,657.75	3.69	6.658	77.17	702
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

Property Type	count	UPB	%	WAC	LTV	FICO
Condomimium	377	91,931,306.12	8.58	6.178	78.16	710
Four Family	40	13,751,771.79	1.28	6.500	67.91	704
Pud	1131	264,073,721.67	24.64	6.221	78.02	703
Single Family	2216	627,624,708.13	58.56	6.165	74.31	699
Three Family	48	17,123,772.08	1.60	6.614	73.57	713
Two Family	183	57,232,724.64	5.34	6.397	76.26	689
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

UBS Investment Bank

OPMAC05-4
All records

Document Type	count	UPB	%	WAC	LTV	FICO
Full Documentation Provided	923	231,999,529.54	21.65	6.004	77.39	712
No Income / No Asset	542	131,998,170.99	12.32	6.263	67.01	703
No Ratio	285	86,079,729.98	8.03	6.332	73.77	708
Stated Income / Stated Asset	860	232,925,316.98	21.73	6.414	77.33	681
Stated Income / Verified Assets	1385	388,735,256.94	36.27	6.148	76.73	704
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

LTV	count	UPB	%	WAC	LTV	FICO
1 - 50	207	50,136,398.75	4.68	5.876	40.10	718
51 - 55	82	28,412,328.25	2.65	5.907	52.59	719
56 - 60	116	36,078,513.08	3.37	5.874	57.98	697
61 - 65	188	60,226,362.64	5.62	5.893	63.77	704
66 - 70	256	70,622,806.22	6.59	6.155	69.19	702
71 - 75	246	70,116,584.44	6.54	6.263	73.66	704
76 - 80	2418	642,222,608.70	59.92	6.176	79.75	703
81 - 85	70	21,649,717.60	2.02	6.616	84.34	647
86 - 90	262	62,454,278.17	5.83	6.870	89.59	668
91 - 95	118	23,097,286.40	2.16	7.095	94.81	695
96 - 100	32	6,721,120.19	0.63	6.465	99.85	726
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

Minimum: 10.61%
Maximum: 100.00%
> 80: 10.63%
= 100: 0.56%
Weighted Average: 75.57%

Currbal($)	count	UPB	%	WAC	LTV	FICO
0.01 - 50,000.00	19	838,521.97	0.08	7.128	59.21	709
50,000.01 - 100,000.00	291	24,390,113.49	2.28	6.613	72.29	698
100,000.01 - 150,000.00	775	98,024,562.43	9.15	6.486	76.72	703
150,000.01 - 200,000.00	655	114,033,629.85	10.64	6.370	76.77	697
200,000.01 - 250,000.00	505	113,534,750.81	10.59	6.212	75.96	695
250,000.01 - 300,000.00	456	125,364,926.39	11.70	6.192	76.18	697
300,000.01 - 350,000.00	327	106,424,361.18	9.93	6.129	77.02	696
350,000.01 - 400,000.00	268	100,815,405.45	9.41	6.216	76.91	692
400,000.01 - 450,000.00	219	93,151,436.52	8.69	6.068	77.30	701
450,000.01 - 500,000.00	169	80,379,513.54	7.50	6.147	76.77	705
500,000.01 - 550,000.00	79	41,402,270.70	3.86	6.034	76.94	706
550,000.01 - 600,000.00	52	29,883,371.31	2.79	6.067	76.14	713
600,000.01 - 650,000.00	77	48,782,208.67	4.55	6.142	73.48	710
650,000.01 - 700,000.00	18	12,110,671.68	1.13	5.887	73.75	695
700,000.01 - 750,000.00	22	16,036,288.72	1.50	5.954	72.38	734
750,000.01 - 800,000.00	8	6,222,473.15	0.58	6.043	66.03	736
800,000.01 - 850,000.00	8	6,644,628.49	0.62	5.903	69.82	717
850,000.01 - 900,000.00	9	7,891,000.00	0.74	6.083	73.77	719
900,000.01 - 950,000.00	7	6,507,835.19	0.61	6.075	74.99	695
950,000.01 - 1,000,000.00	13	12,860,306.27	1.20	6.503	65.83	707
1,000,000.01 - 1,050,000.00	2	2,053,000.00	0.19	6.255	67.51	701
1,100,000.01 - 1,150,000.00	2	2,227,100.00	0.21	5.376	60.25	769
1,250,000.01 - 1,300,000.00	3	3,852,078.62	0.36	5.919	52.46	689
1,300,000.01 - 1,350,000.00	1	1,350,000.00	0.13	5.625	64.90	678
1,350,000.01 - 1,400,000.00	1	1,365,000.00	0.13	5.875	65.00	679
1,450,000.01 - 1,500,000.00	1	1,500,000.00	0.14	6.625	42.86	685
1,500,000.01 - 1,550,000.00	1	1,521,500.00	0.14	5.000	36.66	736
1,550,000.01 - 1,600,000.00	1	1,600,000.00	0.15	5.875	40.00	729
1,650,000.01 - 1,700,000.00	1	1,671,800.00	0.16	6.250	58.66	763
1,750,000.01 - 1,800,000.00	2	3,519,250.00	0.33	5.815	64.14	715
1,850,000.01 - 1,900,000.00	2	3,780,000.00	0.35	5.567	66.50	769
1,950,000.01 - 2,000,000.00	1	2,000,000.00	0.19	5.875	51.95	710
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

Minimum: $26,033.45
Maximum: $2,000,000.00
Average: $268,269.84

Prepayment Penalty	count	UPB	%	WAC	LTV	FICO
0	1084	307,510,391.27	28.69	6.439	76.22	697
6	34	12,398,483.33	1.16	5.952	68.72	730
12	313	104,825,284.78	9.78	6.248	73.49	696
24	958	250,438,622.05	23.37	6.153	78.32	693
36	1322	323,741,949.94	30.21	6.083	73.48	705
60	284	72,823,273.06	6.79	5.899	76.80	728
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

wa TERM: 30.576

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other informatio[n] subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mor[tgage] pool previously provided by UBS Investment Bank.

OPMAC05-4
All records

Interest Only	count	UPB	%	WAC	LTV	FICO
Interest in Arrears	1076	248,213,680.44	23.16	6.360	72.60	692
Interest Only	2919	823,524,324.00	76.84	6.157	76.46	704
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

CLTV(%) - including Silent2nds	count	UPB	%	WAC	LTV	FICO
0.01 - 50.00	195	45,781,237.76	4.27	5.919	39.94	715
50.01 - 55.00	78	26,089,051.00	2.43	5.895	52.65	717
55.01 - 60.00	102	31,613,836.57	2.95	5.846	57.99	696
60.01 - 65.00	175	58,475,901.53	5.46	5.854	62.72	703
65.01 - 70.00	152	46,083,342.04	4.30	6.059	68.75	705
70.01 - 75.00	161	50,886,635.65	4.75	6.139	72.43	702
75.01 - 80.00	692	201,990,139.42	18.85	6.173	78.78	703
80.01 - 85.00	96	34,467,350.10	3.22	6.381	80.56	666
85.01 - 90.00	524	143,470,460.81	13.39	6.539	82.79	691
90.01 - 95.00	591	137,212,837.53	12.80	6.483	81.35	700
95.01 - 100.00	1229	295,667,212.03	27.59	6.124	80.17	704
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

Minimum: 10.61%
Maximum: 100.00%
> 80: 56.99%
= 100: 23.72%
Weighted Average: 84.04%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other informatio subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mo pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	3,161	$636,268,374.57	59.37%	201,287.05	6.290%	76.26%	356	354	3	37.95%	698
Non-Conforming	834	435,469,629.86	40.63	522,145.84	6.078	74.56	358	355	2	37.35	706
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

AVG UPB: $268,269.84
MIN UPB: $26,033.45
MAX UPB: $2,000,000.00
GROSS WAC: 6.2036851726%
MIN RATE: 3.875%
MAX RATE: 12.000%
MIN ORIG LTV: 10.61%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 175
MAX WAM: 359
% SF/PUD: 83.20%
% FULL/ALT: 21.69%
% CASHOUT: 34.04%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 10.63%
WA LTV: 75.57%
% FICO > 679: 64.60%
% NO FICO: 0.00%
WA FICO: 701
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 71.31%
CALIFORNIA %: 47.28%
NORTH CA. %: 11.20%
SOUTH CA. %: 36.08%
ARM%: 61.84%
FIXED%: 38.16%
%IO: 76.84%
WA DTI: 37.71%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10/6 MONTH LIBOR -120 MONTH IO	34	$11,477,458.00	1.07%	337,572.29	5.671%	74.44%	360	357	3	29.38%	754
15YR FXD	67	14,274,584.84	1.33	213,053.51	5.835	57.89	180	178	2	33.25	700
15YR FXD -120 MONTH IO	1	1,880,000.00	0.18	1,880,000.00	4.750	80.00	180	177	3	36.94	755
20YR FXD	14	3,761,581.50	0.35	268,684.39	5.996	59.72	240	237	3	41.88	682
2/6 MONTH LIBOR	197	46,259,160.45	4.32	234,818.07	6.805	82.23	360	358	2	40.56	648
2/6 MONTH LIBOR - 24 MONTH IO	8	2,427,350.00	0.23	303,418.75	6.479	80.09	360	356	4	41.83	706
2/6 MONTH LIBOR - 60 MONTH IO	116	35,944,676.00	3.35	309,867.90	6.465	80.62	360	357	3	41.02	656
2/6 MONTH LIBOR -120 MONTH IO	683	191,848,931.00	17.90	280,891.55	6.126	79.24	360	358	2	38.60	692
30YR FXD	696	158,933,617.88	14.83	228,352.90	6.292	70.97	360	358	2	39.17	704
30YR FXD - 60 MONTH IO	11	3,783,160.00	0.35	343,923.64	6.294	80.05	360	357	3	45.29	670
30YR FXD -120 MONTH IO	804	226,343,671.00	21.12	281,521.98	6.301	72.23	360	358	2	36.38	708
3/6 MONTH LIBOR	30	7,342,679.17	0.69	244,755.97	6.639	77.49	360	357	3	40.89	673
3/6 MONTH LIBOR - 24 MONTH IO	1	300,667.00	0.03	300,667.00	5.875	80.00	360	355	5	36.84	741
3/6 MONTH LIBOR - 36 MONTH IO	20	7,274,650.00	0.68	363,732.50	6.319	78.30	360	357	3	39.78	684
3/6 MONTH LIBOR - 60 MONTH IO	22	6,717,954.00	0.63	305,361.55	6.382	78.67	360	357	3	36.38	681
3/6 MONTH LIBOR -120 MONTH IO	112	32,232,351.00	3.01	287,788.85	5.980	76.27	360	357	3	39.10	716
5/6 MONTH LIBOR	58	13,659,992.32	1.27	235,517.11	6.269	74.03	360	357	3	37.20	705
5/6 MONTH LIBOR - 36 MONTH IO	2	584,650.00	0.05	292,325.00	5.991	81.71	360	356	4	35.46	664
5/6 MONTH LIBOR - 60 MONTH IO	118	43,752,175.00	4.08	370,781.14	6.079	77.86	360	357	3	37.20	707
5/6 MONTH LIBOR -120 MONTH IO	833	205,436,290.00	19.17	246,622.20	6.152	77.63	360	358	2	36.84	710
6 MONTH LIBOR	6	1,859,149.62	0.17	309,858.27	6.013	78.83	360	356	4	41.29	695
6 MONTH LIBOR - 60 MONTH IO	10	3,130,261.00	0.29	313,026.10	5.552	71.16	360	356	4	41.52	706
6 MONTH LIBOR -120 MONTH IO	80	27,196,974.00	2.54	339,962.18	5.713	76.02	360	356	4	33.54	712
7/6 MONTH LIBOR	8	2,122,914.66	0.20	265,364.33	5.810	75.28	360	358	2	30.88	754
7/6 MONTH LIBOR - 84 MONTH IO	16	5,792,150.00	0.54	362,009.38	5.699	74.34	360	357	3	35.39	724
7/6 MONTH LIBOR -120 MONTH IO	48	17,400,956.00	1.62	362,519.92	5.773	75.51	360	358	2	35.08	734
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Original Balance	COUNT	OPB	%	AVG OPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	19	$841,824.00	0.08%	44,306.53	7.130%	59.21%	344	342	3	29.91%	709
$50,000.01 - $100,000.00	291	24,455,150.00	2.28	84,038.32	6.613	72.28	356	354	2	35.77	698
$100,000.01 - $150,000.00	774	98,050,926.00	9.14	126,680.78	6.484	76.71	356	354	2	37.04	703
$150,000.01 - $200,000.00	654	113,997,348.00	10.62	174,307.87	6.374	76.75	354	351	2	36.99	697
$200,000.01 - $250,000.00	507	114,108,794.00	10.63	225,066.65	6.212	75.97	356	354	2	38.35	695
$250,000.01 - $300,000.00	454	124,954,388.00	11.64	275,229.93	6.194	76.22	358	355	3	38.49	696
$300,000.01 - $350,000.00	326	106,125,603.00	9.89	325,538.66	6.126	76.97	357	354	3	38.61	696
$350,000.01 - $400,000.00	270	101,597,523.00	9.47	376,287.12	6.215	76.89	359	356	2	38.38	693
$400,000.01 - $450,000.00	220	93,662,935.00	8.73	425,740.61	6.070	77.29	358	356	2	40.06	701
$450,000.01 - $500,000.00	168	79,965,175.00	7.45	475,983.18	6.148	76.75	359	356	3	37.38	705
$500,000.01 - $550,000.00	79	41,396,394.00	3.86	524,004.99	6.032	76.94	360	357	3	38.44	705
$550,000.01 - $600,000.00	53	30,457,186.00	2.84	574,663.89	6.068	76.21	360	358	2	38.23	714
$600,000.01 - $650,000.00	77	48,802,010.00	4.55	633,792.34	6.142	73.48	360	358	2	35.58	710
$650,000.01 - $700,000.00	18	12,115,900.00	1.13	673,105.56	5.887	73.75	360	358	2	37.65	695
$700,000.01 - $750,000.00	22	16,051,300.00	1.50	729,604.55	5.954	72.38	360	357	3	35.53	734
$750,000.01 - $800,000.00	8	6,231,850.00	0.58	778,981.25	6.042	66.01	337	335	2	35.78	736
$800,000.01 - $850,000.00	8	6,650,500.00	0.62	831,312.50	5.903	69.82	360	357	3	32.25	717
$850,000.01 - $900,000.00	9	7,891,000.00	0.74	876,777.78	6.083	73.77	360	357	3	35.31	719
$900,000.01 - $950,000.00	7	6,512,700.00	0.61	930,385.71	6.075	74.99	360	358	2	39.89	695
$950,000.01 - $1,000,000.00	13	12,866,989.00	1.20	989,768.38	6.502	65.83	360	357	3	35.15	707
$1,000,000.01 >=	18	26,454,650.00	2.47	1,469,702.78	5.820	57.27	339	336	2	30.27	722
Total:	3,995	$1,073,190,145.00	100.00%	268,633.33	6.204%	75.56%	357	354	3	37.71%	701

Minimum: $26,400.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	19	$838,521.97	0.08%	44,132.74	7.128%	59.21%	344	342	3	29.92%	709
$50,000.01 - $100,000.00	291	24,390,113.49	2.28	83,814.82	6.613	72.29	356	354	2	35.77	698
$100,000.01 - $150,000.00	775	98,024,562.43	9.15	126,483.31	6.486	76.72	356	354	2	37.03	703
$150,000.01 - $200,000.00	655	114,033,629.85	10.64	174,097.14	6.370	76.77	354	351	2	37.03	697
$200,000.01 - $250,000.00	505	113,534,750.81	10.59	224,821.29	6.212	75.96	356	354	2	38.33	695
$250,000.01 - $300,000.00	456	125,364,926.39	11.70	274,923.08	6.192	76.18	358	355	3	38.52	697
$300,000.01 - $350,000.00	327	106,424,361.18	9.93	325,456.76	6.129	77.02	357	354	3	38.62	696
$350,000.01 - $400,000.00	268	100,815,405.45	9.41	376,176.89	6.216	76.91	359	356	2	38.32	692
$400,000.01 - $450,000.00	219	93,151,436.52	8.69	425,349.03	6.068	77.30	358	356	2	40.08	701
$450,000.01 - $500,000.00	169	80,379,513.54	7.50	475,618.42	6.147	76.77	359	356	3	37.39	705
$500,000.01 - $550,000.00	79	41,402,270.70	3.86	524,079.38	6.034	76.94	360	358	2	38.42	706
$550,000.01 - $600,000.00	52	29,883,371.31	2.79	574,680.22	6.067	76.14	360	358	2	38.26	713
$600,000.01 - $650,000.00	77	48,782,208.67	4.55	633,535.18	6.142	73.48	360	358	2	35.57	710
$650,000.01 - $700,000.00	18	12,110,671.68	1.13	672,815.09	5.887	73.75	360	358	2	37.65	695
$700,000.01 - $750,000.00	22	16,036,288.72	1.50	728,922.21	5.954	72.38	360	357	3	35.53	734
$750,000.01 - $800,000.00	8	6,222,473.15	0.58	777,809.14	6.043	66.03	337	335	2	35.78	736
$800,000.01 - $850,000.00	8	6,644,628.49	0.62	830,578.56	5.903	69.82	360	357	3	32.23	717
$850,000.01 - $900,000.00	9	7,891,000.00	0.74	876,777.78	6.083	73.77	360	357	3	35.31	719
$900,000.01 - $950,000.00	7	6,507,835.19	0.61	929,690.74	6.075	74.99	360	358	2	39.89	695
$950,000.01 - $1,000,000.00	13	12,860,306.27	1.20	989,254.33	6.503	65.83	360	357	3	35.15	707
$1,000,000.01 >=	18	26,439,728.62	2.47	1,468,873.81	5.820	57.27	339	337	2	30.29	722
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum: $26,033.45
Maximum: $2,000,000.00

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.03%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.21	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	93	37,233,054.18	3.47	400,355.42	4.914	71.21	348	346	2	34.72	733
5.001% - 5.500%	378	115,674,118.49	10.79	306,016.19	5.372	71.98	352	349	2	35.18	726
5.501% - 6.000%	1,139	343,105,391.17	32.01	301,233.88	5.846	72.91	357	354	3	37.46	711
6.001% - 6.500%	1,179	305,005,776.61	28.46	258,698.71	6.318	76.42	358	356	3	38.54	695
6.501% - 7.000%	714	167,065,481.21	15.59	233,985.27	6.791	79.12	358	356	3	39.06	681
7.001% - 7.500%	275	58,585,986.93	5.47	213,039.95	7.292	80.31	360	358	2	37.49	683
7.501% - 8.000%	148	31,198,583.91	2.91	210,801.24	7.769	84.09	360	358	2	39.95	670
8.001% - 8.500%	42	7,707,200.39	0.72	183,504.77	8.282	83.24	360	358	2	36.45	656
8.501% - 9.000%	13	2,785,730.58	0.26	214,286.97	8.755	83.76	360	357	3	39.82	649
9.001% - 9.500%	2	272,200.00	0.03	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	2	533,963.52	0.05	266,981.76	9.906	90.58	360	358	2	38.06	621
11.501% - 12.000%	1	26,033.45	0.00	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum: 3.875%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	68	$16,154,584.84	1.51%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707
240	14	3,761,581.50	0.35	268,684.39	5.996	59.72	240	237	3	41.88	682
360	3,913	1,051,821,838.09	98.14	268,801.90	6.212	75.86	360	357	3	37.74	701
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	68	$16,154,584.84	1.51%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707
181 - 240	14	3,761,581.50	0.35	268,684.39	5.996	59.72	240	237	3	41.88	682
301 - 360	3,913	1,051,821,838.09	98.14	268,801.90	6.212	75.86	360	357	3	37.74	701
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum: 175
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	789	$216,194,742.00	20.17%	274,011.08	6.155%	75.73%	358	357	1	37.34%	702
2	1,163	302,440,098.13	28.22	260,051.68	6.224	75.57	357	355	2	37.15	700
3	1,431	389,431,626.66	36.34	272,139.50	6.196	75.44	356	353	3	37.88	701
4	466	127,577,257.52	11.90	273,770.94	6.324	75.16	358	354	4	39.13	700
5	133	33,486,640.47	3.12	251,779.25	5.979	77.34	358	353	5	37.97	703
6	8	1,653,476.69	0.15	206,684.59	5.921	79.54	360	354	6	39.35	692
7	4	849,296.42	0.08	212,324.11	6.605	76.03	360	353	7	41.99	597
10	1	104,866.54	0.01	104,866.54	4.625	91.05	360	350	10	32.97	598
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum: 1
Maximum: 10

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	826	$217,935,812.90	20.33%	263,844.81	6.290%	69.68%	355	353	3	0.00%	705
1.001% - 6.000%	3	1,046,365.00	0.10	348,788.33	5.901	79.52	360	357	3	4.30	752
6.001% - 11.000%	16	3,290,226.31	0.31	205,639.14	6.559	78.50	360	357	3	8.48	742
11.001% - 16.000%	31	9,122,956.85	0.85	294,288.93	5.885	68.22	335	333	3	13.90	705
16.001% - 21.000%	87	25,040,537.19	2.34	287,822.27	6.095	68.69	357	354	2	18.65	718
21.001% - 26.000%	154	38,544,665.29	3.60	250,290.03	6.081	73.27	356	354	2	23.75	710
26.001% - 31.000%	294	79,847,908.13	7.45	271,591.52	6.016	74.06	359	356	2	28.72	717
31.001% - 36.000%	576	148,591,416.13	13.86	257,971.21	6.153	76.27	358	355	2	33.74	706
36.001% - 41.000%	839	228,164,277.27	21.29	271,947.89	6.174	78.35	356	354	2	38.54	698
41.001% - 46.000%	806	221,544,962.59	20.67	274,869.68	6.190	79.05	359	356	2	43.37	694
46.001% - 51.000%	272	73,995,377.83	6.90	272,041.83	6.467	78.16	357	354	3	48.21	681
51.001% - 56.000%	62	16,104,538.15	1.50	259,750.62	6.354	76.10	357	354	3	53.33	685
56.001% - 61.000%	23	6,263,125.72	0.58	272,309.81	6.311	75.46	355	351	3	58.36	699
61.001% - 66.000%	3	1,031,653.21	0.10	343,884.40	6.150	76.48	360	358	2	63.17	705
66.001% - 71.000%	2	569,400.00	0.05	284,700.00	7.064	85.33	360	358	2	69.24	628
76.001% - 81.000%	1	644,781.87	0.06	644,781.87	6.250	79.76	360	356	4	77.63	792
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum: 0.00%
Maximum: 77.63%
WADTI: 37.71%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
520 - 529	1	$255,122.10	0.02%	255,122.10	8.950%	80.00%	360	355	5	31.83%	524
530 - 539	1	114,659.77	0.01	114,659.77	8.400	70.24	360	353	7	28.27	533
540 - 549	1	347,184.92	0.03	347,184.92	8.150	84.34	360	357	3	48.76	547
550 - 559	2	628,042.39	0.06	314,021.20	6.437	72.67	360	355	5	38.92	554
570 - 579	4	1,161,379.82	0.11	290,344.96	6.609	77.25	360	357	3	38.86	575
580 - 589	33	7,604,428.53	0.71	230,437.23	7.002	78.45	360	358	2	41.74	584
590 - 599	28	6,693,303.81	0.62	239,046.56	6.834	81.46	360	358	2	41.61	594
600 - 609	46	14,821,267.32	1.38	322,201.46	6.808	81.48	360	358	2	42.11	605
610 - 619	28	6,914,536.56	0.65	246,947.73	6.667	84.24	360	358	2	39.59	614
620 - 629	145	36,760,646.05	3.43	253,521.70	6.589	77.69	355	353	2	39.02	624
630 - 639	196	48,993,872.44	4.57	249,968.74	6.559	74.93	352	349	3	38.05	634
640 - 649	218	52,995,381.79	4.94	243,098.08	6.440	75.55	357	354	3	39.54	645
650 - 659	247	61,954,190.83	5.78	250,826.68	6.415	75.97	354	352	3	39.40	655
660 - 669	259	67,584,981.25	6.31	260,945.87	6.360	77.13	358	355	3	38.74	665
670 - 679	269	72,517,177.49	6.77	269,580.59	6.271	76.30	358	356	3	38.53	675
680 - 689	352	96,975,994.77	9.05	275,499.99	6.197	76.60	357	354	3	39.08	684
690 - 699	270	70,527,190.18	6.58	261,211.82	6.282	75.38	358	355	2	36.54	695
700 - 709	254	70,902,621.46	6.62	279,144.18	6.113	76.75	359	357	3	37.57	704
710 - 719	214	62,918,486.57	5.87	294,011.62	6.114	73.68	358	355	3	37.95	714
720 - 729	246	68,046,044.20	6.35	276,609.94	5.997	74.69	358	356	2	36.42	724
730 - 739	208	58,308,952.85	5.44	280,331.50	5.948	75.14	359	357	2	37.08	735
740 - 749	213	52,345,605.12	4.88	245,754.01	6.056	77.02	360	357	2	37.24	744
750 - 759	180	48,818,930.74	4.56	271,216.28	5.977	74.15	352	349	2	36.88	755
760 - 769	160	48,384,435.56	4.51	302,402.72	5.964	73.43	359	356	2	35.24	765
770 - 779	156	41,123,973.23	3.84	263,615.21	5.915	73.66	358	356	2	37.06	774
780 - 789	130	38,168,684.08	3.56	293,605.26	5.936	71.93	357	354	2	32.29	784
790 - 799	77	21,751,249.83	2.03	282,483.76	5.967	73.38	348	345	3	36.18	793
800 - 809	43	10,116,838.49	0.94	235,275.31	5.956	71.69	347	344	3	32.33	804
810 - 819	13	3,899,534.91	0.36	299,964.22	5.963	74.56	360	357	3	37.16	814
820 - 829	1	103,287.40	0.01	103,287.40	5.750	28.15	360	357	3	31.31	821
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum FICO: 524
Maximum FICO: 821
WA FICO: 701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.04%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	8	1,755,140.90	0.16	219,392.61	6.923	16.50	357	355	3	20.17	655
20.01% - 25.00%	10	1,368,557.69	0.13	136,855.77	5.897	23.03	329	327	2	38.06	734
25.01% - 30.00%	18	3,128,082.30	0.29	173,782.35	5.607	26.88	312	309	2	27.22	731
30.01% - 35.00%	17	3,685,967.83	0.34	216,821.64	5.963	32.69	327	325	3	36.01	683
35.01% - 40.00%	34	9,263,743.04	0.86	272,463.03	5.739	37.95	344	342	2	29.44	725
40.01% - 45.00%	47	13,019,226.77	1.21	277,004.82	5.855	42.71	350	348	2	30.39	710
45.01% - 50.00%	71	17,490,680.22	1.63	246,347.61	5.874	47.63	339	336	3	32.82	728
50.01% - 55.00%	82	28,412,328.25	2.65	346,491.81	5.907	52.59	355	353	2	35.48	719
55.01% - 60.00%	116	36,078,513.08	3.37	311,021.66	5.874	57.98	347	345	2	33.87	697
60.01% - 65.00%	188	60,226,362.64	5.62	320,352.99	5.893	63.77	353	350	3	34.46	704
65.01% - 70.00%	256	70,622,806.22	6.59	275,870.34	6.155	69.19	357	354	3	37.42	702
70.01% - 75.00%	246	70,116,584.44	6.54	285,026.77	6.263	73.66	356	353	3	37.42	704
75.01% - 80.00%	2,418	642,222,608.70	59.92	265,600.75	6.176	79.75	359	356	3	37.98	703
80.01% - 85.00%	70	21,649,717.60	2.02	309,281.68	6.616	84.34	360	358	2	41.33	647
85.01% - 90.00%	262	62,454,278.17	5.83	238,375.11	6.870	89.59	360	358	2	41.09	668
90.01% - 95.00%	118	23,097,286.40	2.16	195,739.72	7.095	94.81	360	358	2	37.57	695
95.01% - 100.00%	32	6,721,120.19	0.63	210,035.01	6.465	99.85	360	358	2	38.89	726
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum: 10.61
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.04%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	7	1,729,107.45	0.16	247,015.35	6.847	16.51	360	357	3	19.70	655
20.01% - 25.00%	8	1,053,557.69	0.10	131,694.71	5.892	23.09	320	318	2	38.06	739
25.01% - 30.00%	15	2,022,492.47	0.19	134,832.83	5.721	27.08	303	301	3	27.22	714
30.01% - 35.00%	19	4,206,627.68	0.39	221,401.46	5.924	31.33	331	329	2	35.98	693
35.01% - 40.00%	32	7,867,743.04	0.73	245,866.97	5.846	37.52	341	339	2	27.49	725
40.01% - 45.00%	45	12,166,798.43	1.14	270,373.30	5.896	42.62	349	347	2	30.39	709
45.01% - 50.00%	67	16,309,910.99	1.52	243,431.51	5.885	47.24	341	339	2	34.82	724
50.01% - 55.00%	78	26,089,051.00	2.43	334,475.01	5.895	52.65	353	351	2	34.93	717
55.01% - 60.00%	102	31,613,836.57	2.95	309,939.57	5.846	57.99	345	343	2	33.89	696
60.01% - 65.00%	175	58,475,901.53	5.46	334,148.01	5.854	62.72	352	350	3	34.25	703
65.01% - 70.00%	152	46,083,342.04	4.30	303,179.88	6.059	68.75	355	352	3	37.52	705
70.01% - 75.00%	161	50,886,635.65	4.75	316,066.06	6.139	72.43	355	352	3	38.83	702
75.01% - 80.00%	692	201,990,139.42	18.85	291,893.27	6.173	78.78	357	354	3	37.92	703
80.01% - 85.00%	96	34,467,350.10	3.22	359,034.90	6.381	80.56	360	357	3	39.39	666
85.01% - 90.00%	524	143,470,460.81	13.39	273,798.59	6.539	82.79	360	358	2	38.31	691
90.01% - 95.00%	591	137,212,837.53	12.80	232,170.62	6.483	81.35	360	357	2	36.95	700
95.01% - 100.00%	1,229	295,667,212.03	27.59	240,575.44	6.124	80.17	360	357	2	38.59	704
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Minimum: 10.61
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	1,442	$506,725,674.26	47.28%	351,404.77	5.984%	73.11%	357	354	3	38.15%	705
Georgia	768	146,850,353.72	13.70	191,211.40	6.024	78.91	359	357	2	35.03	718
New Jersey	262	78,931,738.03	7.36	301,266.18	6.590	77.95	351	349	2	38.74	680
New York	205	70,711,786.21	6.60	344,935.54	6.415	74.31	355	353	2	40.91	683
Florida	315	63,726,687.26	5.95	202,306.94	6.699	79.46	357	355	2	36.12	699
Nevada	91	22,379,685.01	2.09	245,930.60	6.152	77.38	360	357	3	38.25	704
Arizona	108	21,727,167.28	2.03	201,177.47	6.455	78.90	356	354	3	36.59	697
Massachusetts	64	20,175,541.00	1.88	315,242.83	6.631	74.63	358	356	3	38.88	686
Washington	70	16,986,988.54	1.58	242,671.26	6.058	80.15	360	358	2	36.96	691
Colorado	56	14,372,004.64	1.34	256,642.94	6.521	77.05	360	357	3	37.82	705
Texas	102	13,721,883.15	1.28	134,528.27	6.654	79.28	356	353	3	38.10	699
Connecticut	44	11,584,559.15	1.08	263,285.44	6.370	71.37	357	355	2	37.86	690
Michigan	56	10,328,042.07	0.96	184,429.32	6.727	78.03	360	357	3	39.95	691
Maryland	43	9,791,052.22	0.91	227,698.89	6.710	78.93	354	352	2	40.77	670
Pennsylvania	49	7,625,080.38	0.71	155,613.89	6.703	79.50	360	358	2	37.41	689
Virginia	31	7,560,535.81	0.71	243,888.25	6.473	78.83	360	357	3	36.39	694
North Carolina	35	6,708,220.98	0.63	191,663.46	6.551	74.64	360	357	3	37.31	682
South Carolina	34	6,591,062.79	0.61	193,854.79	6.703	70.03	360	357	3	31.35	703
Hawaii	13	4,407,938.83	0.41	339,072.22	6.276	79.25	360	357	3	36.64	696
New Mexico	23	3,168,334.50	0.30	137,753.67	6.683	82.27	360	357	3	37.59	701
Illinois	18	3,147,089.80	0.29	174,838.32	6.981	80.74	357	355	2	37.33	723
Oregon	19	3,113,154.02	0.29	163,850.21	6.599	78.58	360	358	2	39.85	678
Rhode Island	12	3,054,835.61	0.29	254,569.63	6.734	78.35	360	358	2	39.73	638
Ohio	27	2,844,003.70	0.27	105,333.47	6.691	74.97	340	337	2	36.78	672
Minnesota	14	2,434,162.34	0.23	173,868.74	6.782	79.66	360	356	4	38.17	705
Tennessee	16	2,415,704.81	0.23	150,981.55	6.599	80.38	360	357	3	33.97	717
Alabama	10	1,526,031.81	0.14	152,603.18	6.755	82.94	360	358	2	36.77	767
Mississippi	14	1,469,980.73	0.14	104,998.62	6.557	76.40	360	358	2	36.55	707
Maine	7	1,043,736.50	0.10	149,105.21	6.560	85.32	360	357	3	38.61	730
Missouri	5	1,024,724.66	0.10	204,944.93	6.774	78.56	360	357	3	40.93	671
Arkansas	5	959,210.12	0.09	191,842.02	6.311	77.84	360	356	4	41.12	718
New Hampshire	5	898,627.22	0.08	179,725.44	6.764	82.56	360	357	3	31.86	659
Indiana	8	869,543.40	0.08	108,692.92	6.916	84.72	360	357	3	45.68	670
Delaware	3	691,691.28	0.06	230,563.76	7.122	81.52	360	358	2	35.95	649
Kentucky	5	464,193.14	0.04	92,838.63	6.676	79.21	360	357	3	46.43	683
Utah	4	395,550.00	0.04	98,887.50	6.567	69.70	360	358	2	27.69	692
Nebraska	3	318,100.00	0.03	106,033.33	6.359	76.79	360	356	4	41.20	727
South Dakota	2	265,475.00	0.02	132,737.50	6.427	78.27	360	356	4	42.29	697
Wyoming	1	143,100.00	0.01	143,100.00	6.500	89.44	360	356	4	0.00	679
Iowa	1	117,600.00	0.01	117,600.00	6.500	80.00	360	356	4	43.66	726
Wisconsin	1	112,319.43	0.01	112,319.43	6.875	87.12	360	356	4	40.75	623
Alaska	1	109,335.02	0.01	109,335.02	6.125	48.89	360	358	2	37.81	649
Kansas	1	91,200.00	0.01	91,200.00	6.625	80.00	360	356	4	0.00	679
Idaho	1	87,350.00	0.01	87,350.00	6.375	69.98	360	358	2	38.48	755
Oklahoma	1	66,950.00	0.01	66,950.00	7.500	94.96	360	357	3	41.86	773
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	321	$119,998,116.09	11.20%	373,825.91	5.980%	71.45%	357	354	3	37.21%	711
South CA	1,121	386,727,558.18	36.08	344,984.44	5.985	73.63	357	354	3	38.42	703
States Not CA	2,553	565,012,330.17	52.72	221,313.09	6.401	77.77	357	355	2	37.32	697
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30349	41	$6,765,480.01	0.63%	165,011.71	6.098%	81.75%	360	358	2	36.84%	692
30319	13	4,914,056.00	0.46	378,004.31	5.383	76.04	360	358	2	30.20	735
30213	31	4,788,586.28	0.45	154,470.53	6.128	79.45	360	358	2	34.48	699
92336	14	4,728,552.60	0.44	337,753.76	5.821	80.00	360	357	3	39.27	691
92562	10	4,136,935.19	0.39	413,693.52	5.995	79.09	360	358	2	40.53	660
Other	3,886	1,046,404,394.36	97.64	269,275.45	6.211	75.47	357	354	3	37.75	701
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Purchase	2,539	$628,366,912.11	58.63%	247,485.98	6.225%	79.10%	359	356	3	37.91%	709
Refinance - Cashout	1,197	364,779,378.91	34.04	304,744.68	6.239	70.63	355	352	2	38.12	684
Refinance - Rate Term	259	78,591,713.42	7.33	303,442.91	5.867	70.24	351	349	3	34.29	715
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	1,385	$388,735,256.94	36.27%	280,675.28	6.148%	76.73%	358	356	3	37.47%	704
Stated Documentation	860	232,925,316.98	21.73	270,843.39	6.414	77.33	356	354	2	38.71	681
Full Documentation	924	232,439,529.54	21.69	251,557.93	6.005	77.39	356	354	2	37.10	712
No Income No Asset	541	131,558,170.99	12.28	243,175.92	6.263	66.97	354	352	3	51.79	703
No Ratio	285	86,079,729.98	8.03	302,034.14	6.332	73.77	357	354	3	0.00	708
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	2,216	$627,624,708.13	58.56%	283,224.15	6.165%	74.31%	356	354	2	37.95%	699
PUD	1,131	264,073,721.67	24.64	233,486.93	6.221	78.02	358	356	2	36.92	703
Condo	377	91,931,306.12	8.58	243,849.62	6.178	78.16	359	357	3	36.46	710
2-4 Family	271	88,108,268.52	8.22	325,122.76	6.455	74.44	355	352	3	39.58	696
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	3,140	$898,959,020.10	83.88%	286,292.68	6.129%	75.73%	357	354	2	30.06%	699
Non-Owner Occupied	679	133,249,326.58	12.43	196,243.49	6.575	74.01	358	355	3	30.32	713
Second Home	176	39,529,657.75	3.69	224,600.33	6.658	77.17	359	357	3	28.64	702
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	30.04%	701

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	1,084	$307,510,391.27	28.69%	283,681.17	6.439%	76.22%	356	353	3	38.81%	697
6	34	12,398,483.33	1.16	364,661.27	5.952	68.72	360	357	3	34.55	730
12	313	104,825,284.78	9.78	334,905.06	6.248	73.49	355	353	3	39.43	696
24	958	250,438,622.05	23.37	261,418.19	6.153	78.32	360	357	3	37.78	693
36	1,322	323,741,949.94	30.21	244,888.01	6.083	73.48	355	353	2	36.96	705
60	284	72,823,273.06	6.79	256,419.98	5.899	76.80	358	356	2	34.61	728
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701
wa Term: 21.803											

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
OPTEUM	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Gross Rate-ARMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
3.501% - 4.000%	1	$274,899.00	0.04%	274,899.00	3.875%	80.00%	360	355	5	29.97%	707
4.001% - 4.500%	8	2,269,585.00	0.34	283,698.13	4.418	74.54	360	356	4	29.26	726
4.501% - 5.000%	78	26,786,263.14	4.04	343,413.63	4.900	75.18	360	357	3	35.70	729
5.001% - 5.500%	299	87,060,793.94	13.14	291,173.22	5.358	75.49	360	358	2	35.56	724
5.501% - 6.000%	706	209,511,844.58	31.61	296,758.99	5.834	76.71	360	357	3	38.02	708
6.001% - 6.500%	644	175,060,447.48	26.41	271,832.99	6.311	78.51	360	357	3	38.10	690
6.501% - 7.000%	401	99,572,357.67	15.02	248,310.12	6.794	80.78	360	358	2	39.14	677
7.001% - 7.500%	154	36,209,904.99	5.46	235,129.25	7.288	82.47	360	358	2	38.36	679
7.501% - 8.000%	75	18,166,179.32	2.74	242,215.72	7.764	86.14	360	358	2	39.57	658
8.001% - 8.500%	26	5,388,954.71	0.81	207,267.49	8.299	84.62	360	358	2	38.25	655
8.501% - 9.000%	7	1,787,959.38	0.27	255,422.77	8.752	83.86	360	357	3	43.86	651
9.001% - 9.500%	2	272,200.00	0.04	136,100.00	9.293	98.05	360	357	3	47.92	618
9.501% - 10.000%	1	400,000.00	0.06	400,000.00	9.875	94.12	360	359	1	45.16	609
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 3.875%
Maximum: 9.875%

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	15	$10,446,791.05	2.55%	696,452.74	4.951%	61.05%	319	317	2	31.28%	743
5.001% - 5.500%	79	28,613,324.56	7.00	362,193.98	5.415	61.30	327	325	2	33.64	733
5.501% - 6.000%	433	133,593,546.59	32.67	308,530.13	5.865	66.94	351	349	2	36.49	716
6.001% - 6.500%	535	129,945,329.14	31.77	242,888.47	6.328	73.61	356	353	3	39.16	702
6.501% - 7.000%	313	67,493,123.53	16.50	215,632.98	6.786	76.67	356	353	3	38.91	687
7.001% - 7.500%	121	22,376,081.94	5.47	184,926.30	7.298	76.82	360	357	3	36.01	690
7.501% - 8.000%	73	13,032,404.59	3.19	178,526.09	7.774	81.23	360	357	3	40.77	688
8.001% - 8.500%	16	2,318,245.68	0.57	144,890.36	8.243	80.01	360	357	3	30.93	656
8.501% - 9.000%	6	997,771.19	0.24	166,295.20	8.761	83.59	360	357	3	27.05	646
9.501% - 10.000%	1	133,963.52	0.03	133,963.52	10.000	80.00	360	357	3	16.87	656
11.501% - 12.000%	1	26,033.45	0.01	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: 4.750%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Gross Margin	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 1.250%	1	$150,400.00	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 2.250%	1,004	255,158,401.04	38.50	254,141.83	6.013	77.02	360	358	2	36.38	716
2.251% - 2.500%	134	41,715,693.17	6.29	311,311.14	6.098	76.88	360	357	3	38.54	696
2.501% - 2.750%	130	39,958,749.13	6.03	307,374.99	6.231	78.07	360	357	3	36.71	698
2.751% - 3.000%	475	143,054,082.17	21.58	301,166.49	6.030	78.53	360	358	2	38.53	698
3.001% - 3.250%	217	54,734,049.43	8.26	252,230.64	6.083	76.44	360	357	3	35.85	705
3.251% - 3.500%	29	11,356,188.07	1.71	391,592.69	6.189	75.35	360	356	4	41.57	693
3.501% - 3.750%	44	15,434,885.78	2.33	350,792.86	6.235	76.49	360	357	3	36.53	699
3.751% - 4.000%	15	5,108,593.68	0.77	340,572.91	6.745	76.19	360	357	3	42.54	698
4.001% - 4.250%	7	2,113,600.00	0.32	301,942.86	6.719	80.00	360	357	3	39.74	701
4.251% - 4.500%	6	2,230,739.63	0.34	371,789.94	5.564	78.81	360	356	4	37.23	692
4.501% - 4.750%	7	2,464,975.69	0.37	352,139.38	5.681	82.12	360	358	2	43.03	661
4.751% - 5.000%	24	6,687,987.05	1.01	278,666.13	6.305	80.51	360	357	3	41.88	689
5.001% - 5.250%	33	10,448,320.16	1.58	316,615.76	6.132	82.18	360	358	2	38.97	657
5.251% - 5.500%	44	12,840,043.20	1.94	291,819.16	6.367	79.61	360	357	3	39.81	648
5.501% - 5.750%	46	12,426,443.39	1.87	270,140.07	6.585	81.91	360	358	2	42.15	640
5.751% - 6.000%	60	15,631,804.69	2.36	260,530.08	6.846	85.21	360	357	3	41.48	639
6.001% - 6.250%	28	6,938,279.88	1.05	247,795.71	7.102	85.70	360	358	2	39.33	628
6.251% - 6.500%	23	5,703,417.35	0.86	247,974.67	7.181	86.12	360	358	2	41.81	632
6.501% - 6.750%	39	9,552,485.73	1.44	244,935.53	7.269	86.80	360	358	2	41.26	628
6.751% - 7.000%	17	4,245,760.26	0.64	249,750.60	7.490	86.42	360	357	3	40.34	632
7.001% - 7.250%	7	2,198,321.25	0.33	314,045.89	8.219	88.29	360	358	2	47.45	619
7.251% - 7.500%	4	957,550.72	0.14	239,387.68	8.282	86.85	360	358	2	46.32	610
7.501% - 7.750%	5	992,545.64	0.15	198,509.13	8.608	87.68	360	358	2	39.24	636
7.751% - 8.000%	2	492,072.10	0.07	246,036.05	8.902	84.81	360	357	3	39.37	621
8.251% - 8.500%	1	166,000.00	0.03	166,000.00	9.400	100.00	360	355	5	47.92	581
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.250%
Maximum: 8.400%
Weighted Average: 3.098%

Minimum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.001% - 2.000%	1	$150,400.00	0.02%	150,400.00	4.250%	80.00%	360	354	6	40.61%	659
2.001% - 3.000%	1,743	479,886,925.52	72.41	275,322.39	6.043	77.55	360	358	2	37.24	708
3.001% - 4.000%	305	86,633,716.95	13.07	284,044.97	6.163	76.29	360	357	3	36.80	702
4.001% - 5.000%	21	6,481,739.63	0.98	308,654.27	6.590	79.15	360	357	3	39.61	710
5.001% - 6.000%	39	11,862,465.12	1.79	304,165.77	5.764	80.83	360	357	3	41.15	658
6.001% - 7.000%	199	54,507,770.04	8.22	273,908.39	6.596	82.64	360	358	2	40.74	642
7.001% - 8.000%	78	19,448,832.46	2.93	249,344.01	7.505	87.90	360	358	2	41.03	631
8.001% - 9.000%	14	3,223,539.49	0.49	230,252.82	8.467	87.13	360	358	2	43.77	616
9.001% - 10.000%	2	566,000.00	0.09	283,000.00	9.736	95.84	360	358	2	45.97	601
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.250%
Maximum: 9.875%
Weighted Average: 3.214%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Maximum Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
9.001% - 10.000%	26	$9,867,750.54	1.49%	379,528.87	4.923%	74.62%	360	357	3	35.39%	746
10.001% - 11.000%	468	130,843,672.97	19.74	279,580.50	5.589	76.36	360	357	3	36.88	715
11.001% - 12.000%	1,054	292,447,712.68	44.13	277,464.62	5.980	77.30	360	357	3	37.21	707
12.001% - 13.000%	664	181,836,651.78	27.44	273,850.38	6.582	79.70	360	357	3	39.18	678
13.001% - 14.000%	155	37,879,403.38	5.72	244,383.25	7.522	84.73	360	358	2	39.05	663
14.001% - 15.000%	23	5,602,817.70	0.85	243,600.77	8.141	84.79	360	358	2	43.56	629
15.001% - 16.000%	3	672,200.00	0.10	224,066.67	9.639	95.71	360	358	2	45.97	613
16.001% - 17.000%	1	676,000.00	0.10	676,000.00	4.875	80.00	360	355	5	0.00	659
17.001% - 18.000%	3	1,427,990.34	0.22	475,996.78	5.784	76.49	360	355	5	0.00	705
18.001% - 19.000%	5	1,507,189.81	0.23	301,437.96	6.588	77.83	360	356	4	44.54	677
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 9.625%
Maximum: 18.750%
Weighted Average: 11.817%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Next Rate Reset Date	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
2005-10-01	21	$7,394,074.65	1.12%	352,098.79	5.187%	78.05%	360	355	5	31.82%	716
2005-11-01	26	7,782,754.62	1.17	299,336.72	5.754	74.69	360	356	4	39.91	707
2005-12-01	33	10,979,022.36	1.66	332,697.65	6.028	79.07	360	357	3	36.21	711
2006-01-01	13	5,245,733.00	0.79	403,517.92	5.867	66.23	360	358	2	31.91	706
2006-02-01	1	447,200.00	0.07	447,200.00	5.250	80.00	360	359	1	31.31	733
2006-03-01	2	337,600.00	0.05	168,800.00	4.458	80.00	360	354	6	25.57	715
2007-02-01	2	646,341.68	0.10	323,170.84	6.153	75.83	360	353	7	45.89	609
2007-03-01	2	649,979.99	0.10	324,990.00	6.563	81.45	360	354	6	44.77	681
2007-04-01	39	10,855,114.07	1.64	278,336.26	6.205	78.33	360	355	5	39.26	677
2007-05-01	86	23,184,128.29	3.50	269,582.89	6.343	77.99	360	356	4	40.69	678
2007-06-01	331	90,631,843.30	13.67	273,812.22	6.258	79.28	360	357	3	38.95	678
2007-07-01	323	86,736,731.12	13.09	268,534.77	6.268	80.19	360	358	2	38.98	682
2007-08-01	221	63,775,979.00	9.62	288,579.09	6.344	81.49	360	359	1	39.71	681
2007-11-01	1	104,866.54	0.02	104,866.54	4.625	91.05	360	350	10	32.97	598
2008-02-01	1	88,294.98	0.01	88,294.98	7.586	85.00	360	353	7	31.21	589
2008-04-01	13	3,468,406.27	0.52	266,800.48	5.975	75.90	360	355	5	40.26	714
2008-05-01	45	15,007,215.10	2.26	333,493.67	6.196	75.16	360	356	4	39.12	711
2008-06-01	60	19,905,405.95	3.00	331,756.77	6.208	76.67	360	357	3	40.20	698
2008-07-01	44	10,369,708.33	1.56	235,675.19	6.099	79.30	360	358	2	37.98	694
2008-08-01	21	4,924,404.00	0.74	234,495.43	6.181	79.81	360	359	1	36.29	695
2010-03-01	2	511,600.00	0.08	255,800.00	5.936	78.71	360	354	6	42.60	695
2010-04-01	30	6,598,932.90	1.00	219,964.43	6.049	77.74	360	355	5	40.79	720
2010-05-01	105	31,376,157.54	4.73	298,820.55	6.210	77.35	360	356	4	37.13	703
2010-06-01	367	101,143,117.17	15.26	275,594.32	6.081	77.00	360	357	3	37.20	713
2010-06-30	1	449,000.00	0.07	449,000.00	5.875	68.57	360	358	2	39.39	683
2010-07-01	294	72,531,448.71	10.94	246,705.61	6.160	77.65	360	358	2	35.92	708
2010-08-01	212	50,822,851.00	7.67	239,730.43	6.231	78.37	360	359	1	37.04	705
2012-05-01	4	1,285,800.00	0.19	321,450.00	5.671	68.94	360	356	4	35.33	720
2012-06-01	34	11,662,834.12	1.76	343,024.53	5.676	74.83	360	357	3	33.88	734
2012-07-01	16	7,089,186.54	1.07	443,074.16	6.025	73.22	360	358	2	36.05	741
2012-08-01	18	5,278,200.00	0.80	293,233.33	5.606	80.31	360	359	1	35.42	726
2015-06-01	22	7,770,158.00	1.17	353,189.00	5.687	75.07	360	357	3	28.97	760
2015-07-01	10	3,169,800.00	0.48	316,980.00	5.676	73.87	360	358	2	31.48	743
2015-08-01	2	537,500.00	0.08	268,750.00	5.413	68.69	360	359	1	23.04	737
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 20051001
Maximum: 20150801
Weighted Average: 20081225

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
All records

Initial Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	87	$28,278,179.01	4.27%	325,036.54	5.725%	76.17%	360	357	3	34.58%	713
1.500%	4	1,093,083.67	0.16	273,270.92	6.471	76.83	360	357	3	33.67	648
2.000%	54	17,458,376.65	2.63	323,303.27	6.061	77.88	360	357	3	39.94	705
3.000%	1,104	303,151,571.91	45.74	274,593.82	6.282	79.68	360	358	2	39.22	681
5.000%	935	237,625,132.40	35.85	254,144.53	6.174	78.05	360	358	2	36.75	706
6.000%	218	75,155,045.56	11.34	344,747.92	5.823	73.94	360	357	3	35.74	732
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 3.943%

Periodic Rate Cap	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1.000%	2,401	$662,241,389.21	99.92%	275,818.99	6.161%	78.24%	360	357	3	37.82%	698
2.000%	1	520,000.00	0.08	520,000.00	7.850	80.00	360	355	5	0.00	702
Total:	2,402	$662,761,389.21	100.00%	275,920.64	6.162%	78.24%	360	357	3	37.82%	698

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.001%

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	14	$2,698,356.90	0.25%	192,739.78	7.000%	91.48%	360	356	4	39.12%	695
MGIC	8	1,828,516.29	0.17	228,564.54	6.488	89.85	360	357	3	38.60	691
MI (Company Unknown at Bid)	1	114,000.00	0.01	114,000.00	7.375	95.00	360	359	1	32.66	735
No MI	3,740	1,021,701,447.68	95.33	273,182.21	6.177	74.75	357	354	3	37.72	700
PMI Mortgage Insurance	65	13,992,101.97	1.31	215,263.11	6.885	91.28	360	358	2	39.15	711
Radian Guaranty	29	5,251,764.67	0.49	181,095.33	6.876	89.35	358	356	2	39.56	682
Republic Mortgage Insurance	3	489,246.00	0.05	163,082.00	7.690	91.54	360	358	2	0.00	719
Triad Guaranty Insurance Co.	8	1,468,645.62	0.14	183,580.70	6.977	94.59	360	358	2	42.26	709
United Guaranty	127	24,193,925.30	2.26	190,503.35	6.617	93.54	360	358	2	36.29	718
Total:	3,995	$1,071,738,004.44	100.00%	268,269.84	6.204%	75.57%	357	354	3	37.71%	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4

1,071,738,004.44

FICO

		% of pool	average LTV	LTV above 80%	LTV above 90%	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
A	FICO below 600	16,804,121.34	79.44	100.00	10.90	31.84	97.63	6.95	2.43	100.00	31.38	41.29	38.09	50.94	6.17
	FICO below 580	2,506,389.00	77.04	100.00	73.09	16.62	100.00	7.10	0.00	100.00	0.00	39.05	22.88	32.12	0.00
	FICO below 560	1,345,009.17	76.87	100.00	100.00	8.52	100.00	7.52	0.00	100.00	0.00	39.21	25.81	43.04	0.00

LTV

		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
B	LTV above 85%	92,272,684.76	91.65	5.78	0.00	28.14	81.14	6.90	2.42	99.43	67.73	40.13	22.08	100.00	32.32
	LTV above 90%	29,818,406.59	95.95	3.48	0.00	44.70	79.53	6.95	2.69	100.00	77.76	37.94	12.22	100.00	100.00
	LTV above 95%	6,721,120.19	99.85	2.47	0.00	94.58	100.00	6.47	1.24	100.00	88.31	38.89	5.33	100.00	100.00

DTI

		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
C	DTI > 40%	366,074,556.52	78.70	2.89	0.26	26.44	84.98	6.26	1.81	83.86	74.92	44.84	32.37	14.15	2.53
	DTI > 45%	118,503,935.12	77.64	5.40	0.48	32.13	79.58	6.42	1.85	82.18	60.22	49.38	100.00	25.06	3.07
	DTI > 50%	31,137,920.46	76.72	7.09	0.00	39.56	75.54	6.39	1.40	83.92	45.61	54.86	100.00	23.44	2.07

	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV > 80%	LTV > 90%
Investor Occupied	133,249,326.58	74.01	0.30	0.00	16.83	0.00	6.57	7.01	88.00	68.84	35.83	14.65	10.60	2.29
Stated Doc	232,925,316.98	77.33	4.83	0.74	0.00	85.31	6.41	1.51	85.63	63.83	38.71	18.90	22.37	2.47
Interest Only	823,524,324.00	76.46	0.64	0.00	21.72	84.83	6.16	1.66	76.32	100.00	37.32	8.67	9.07	2.82

E When do IOs reset

Months to next reset	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
0	816	232,006,831.00	28.17	6.288	356	72.42	708
1	20	7,180,801.00	0.87	5.181	355	77.99	713
2	22	6,636,576.00	0.81	5.688	356	74.10	711
3	32	10,479,325.00	1.27	6.029	357	79.02	713
4	13	5,245,733.00	0.64	5.867	358	66.23	706
5	1	447,200.00	0.05	5.250	359	80.00	733
6	2	337,600.00	0.04	4.458	354	80.00	715
19	31	8,974,425.00	1.09	6.146	355	78.62	690
20	68	19,006,009.00	2.31	6.277	356	77.30	684
21	263	74,550,043.00	9.05	6.158	357	78.63	686
22	274	77,180,341.00	9.37	6.180	358	80.10	685
23	171	50,510,139.00	6.13	6.192	359	80.68	689
31	12	3,072,007.00	0.37	5.921	355	77.25	735
32	37	12,564,850.00	1.53	6.097	356	76.06	712
33	52	17,930,205.00	2.18	6.184	357	76.36	702
34	37	9,073,356.00	1.10	6.001	358	78.63	694
35	17	3,885,204.00	0.47	5.981	359	78.52	705
54	2	511,600.00	0.06	5.936	354	78.71	695
55	27	5,964,671.00	0.72	6.063	355	77.50	720
56	95	29,616,777.00	3.60	6.202	356	77.21	704
57	346	94,827,088.00	11.51	6.068	357	77.01	713
58	281	70,076,678.00	8.51	6.159	358	78.19	709
59	202	48,776,301.00	5.92	6.221	359	78.54	706
80	4	1,285,800.00	0.16	5.671	356	68.94	720
81	31	10,954,400.00	1.33	5.637	357	75.07	734
82	13	6,080,706.00	0.74	6.092	358	72.10	735
83	16	4,872,200.00	0.59	5.618	359	81.09	724
117	22	7,770,158.00	0.94	5.687	357	75.07	760
118	10	3,169,800.00	0.38	5.676	358	73.87	743
119	2	537,500.00	0.07	5.413	359	68.69	737
Total:	2919	823,524,324.00	100.00	6.157	357	76.46	704

F Is DTI off current mortgage rate for IO

G Summary of pool per grades

Credit Grade	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
N/A	3,995	1,071,738,004.44	100.00	6.204	354	75.57	701
Total:	**3,995**	**1,071,738,004.44**	**100.00**	**6.204**	**354**	**75.57**	**701**

H What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
LOS ANGELES	79	31,774,049	2.96	5.881	355	69.07	705
ATLANTA	106	30,021,723	2.80	5.720	358	77.11	744
LAS VEGAS	70	16,097,712	1.50	6.150	357	78.34	702
SAN DIEGO	32	13,171,141	1.23	5.831	357	73.20	721
RIVERSIDE	36	10,803,099	1.01	6.133	350	76.75	703
SANTA ANA	27	9,233,567	0.86	5.794	358	74.42	707
LONG BEACH	22	9,036,901	0.84	6.110	358	74.74	711
OXNARD	25	8,772,014	0.82	5.978	358	70.55	683
FONTANA	27	8,106,786	0.76	5.901	350	77.49	700
BROOKLYN	18	7,678,659	0.72	6.509	350	76.49	685
Other	3,553	927,042,351	86.50	6.245	354	75.76	699
Total:	**3,995**	**1,071,738,004**	**100.00**	**6.204**	**354**	**75.57**	**701**

I What % of pool are LTV above 90% and stated doc, IO, FICO below 600 or NOO?

LTV > 90	Loans	Balance ($)	% of Balance	WAC	% stated Doctype	% IO Loans	% non-owner Occupied	% Fico Less Than 600
LTV > 90	150	29,818,407	100.00	6.953	19.31	77.76	10.23	3.48

J What is max LTv fo stated income and minimum FICO for stated income?
Max LTV for Stated Income Docume 100
Min Fico for Stated Income Docume 524

K What is min FICO for loans above 90% LTV
Min Fico for ltv greater than 90: 581

L Seasoning hisotry - any over 3m?- 15.27 YES
M For loans below 100k do for D above but for top 5 MSAs

UBS Investment Bank

OPMAC05_4
Fixed

Pool Summary	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Conforming	1,290	$240,793,406.80	58.88%	186,661.56	6.405%	72.11%	350	348	3	38.23%	701
Non-Conforming	303	168,183,208.43	41.12	555,060.09	6.079	69.98	354	352	2	36.53	712
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

AVG UPB: $256,733.59
MIN UPB: $26,033.45
MAX UPB: $2,000,000.00
GROSS WAC: 6.2709012297%
MIN RATE: 4.750%
MAX RATE: 12.000%
MIN ORIG LTV: 10.61%
MAX ORIG LTV: 100.00%
MIN ORIG TERM: 180
MAX ORIG TERM: 360
MIN WAM: 175
MAX WAM: 359
% SF/PUD: 86.45%
% FULL/ALT: 26.95%
% CASHOUT: 47.43%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 7.40%
WA LTV: 71.23%
% FICO > 679: 67.56%
% NO FICO: 0.00%
WA FICO: 706
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 72.46%
CALIFORNIA %: 40.80%
NORTH CA. %: 7.98%
SOUTH CA. %: 32.82%
ARM%: 0.00%
FIXED%: 100.00%
IO%: 56.73%

Product Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
15YR FXD	67	$14,274,584.84	3.49%	213,053.51	5.835%	57.89%	180	178	2	33.25%	700
15YR FXD -120 MONTH IO	1	1,880,000.00	0.46	1,880,000.00	4.750	80.00	180	177	3	36.94	755
20YR FXD	14	3,761,581.50	0.92	268,684.39	5.996	59.72	240	237	3	41.88	682
30YR FXD	696	158,933,617.88	38.86	228,352.90	6.292	70.97	360	358	2	39.17	704
30YR FXD - 60 MONTH IO	11	3,783,160.00	0.93	343,923.64	6.294	80.05	360	357	3	45.29	670
30YR FXD -120 MONTH IO	804	226,343,671.00	55.34	281,521.98	6.301	72.23	360	358	2	36.38	708
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

Original Balance	COUNT	OPB	%	AVG OPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	15	$664,275.00	0.16%	44,285.00	7.146%	54.91%	340	337	3	28.06%	709
$50,000.01 - $100,000.00	160	13,007,426.00	3.17	81,296.41	6.721	70.16	353	351	3	36.88	699
$100,000.01 - $150,000.00	364	45,358,108.00	11.06	124,610.19	6.578	73.48	352	349	3	38.09	704
$150,000.01 - $200,000.00	258	44,856,205.00	10.94	173,861.26	6.455	72.31	344	341	3	37.80	694
$200,000.01 - $250,000.00	182	40,594,528.00	9.90	223,046.86	6.344	71.10	349	346	2	39.00	695
$250,000.01 - $300,000.00	159	43,691,681.00	10.66	274,790.45	6.340	72.02	354	352	2	38.00	702
$300,000.01 - $350,000.00	98	31,983,580.00	7.80	326,363.06	6.183	71.67	349	346	2	39.04	706
$350,000.01 - $400,000.00	95	35,688,551.00	8.70	375,668.96	6.336	75.20	357	354	2	40.01	695
$400,000.01 - $450,000.00	85	36,257,481.00	8.84	426,558.60	6.099	73.47	356	353	2	39.60	708
$450,000.01 - $500,000.00	54	25,870,308.00	6.31	479,079.78	6.156	72.73	355	353	2	37.16	712
$500,000.01 - $550,000.00	30	15,742,400.00	3.84	524,746.67	6.070	74.98	360	358	2	40.28	702
$550,000.01 - $600,000.00	19	10,929,600.00	2.67	575,242.11	6.081	70.87	360	357	3	34.21	729
$600,000.01 - $650,000.00	22	13,846,350.00	3.38	629,379.55	5.964	67.09	360	358	2	36.22	722
$650,000.01 - $700,000.00	7	4,703,750.00	1.15	671,964.29	5.897	74.94	360	358	2	33.20	711
$700,000.01 - $750,000.00	7	5,096,400.00	1.24	728,057.14	5.909	64.83	360	358	2	35.78	730
$750,000.01 - $800,000.00	4	3,160,500.00	0.77	790,125.00	5.837	52.41	314	312	2	33.37	754
$800,000.01 - $850,000.00	4	3,304,250.00	0.81	826,062.50	6.028	66.87	360	357	3	32.07	710
$850,000.01 - $900,000.00	4	3,532,500.00	0.86	883,125.00	6.126	67.29	360	357	3	19.74	741
$900,000.01 - $950,000.00	3	2,783,200.00	0.68	927,733.33	5.714	69.96	360	358	2	40.14	737
$950,000.01 - $1,000,000.00	12	11,866,989.00	2.89	988,915.75	6.502	64.85	360	357	3	33.79	709
$1,000,000.01 >=	11	17,085,900.00	4.17	1,553,263.64	5.667	56.78	327	325	2	28.87	729
Total:	1,593	$410,023,982.00	100.00%	257,391.07	6.271%	71.23%	352	349	2	37.50%	706

Minimum: $26,400.00
Maximum: $2,000,000.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Unpaid Balance	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
$0.01 - $50,000.00	15	$661,350.97	0.16%	44,090.06	7.143%	54.91%	340	337	3	28.06%	709
$50,000.01 - $100,000.00	160	12,955,247.05	3.17	80,970.29	6.721	70.16	353	351	2	36.88	699
$100,000.01 - $150,000.00	365	45,368,594.87	11.09	124,297.52	6.584	73.50	352	349	3	38.05	703
$150,000.01 - $200,000.00	259	44,960,051.72	10.99	173,590.93	6.445	72.38	344	342	3	37.90	694
$200,000.01 - $250,000.00	180	40,071,689.43	9.80	222,620.50	6.348	71.02	349	346	2	38.94	695
$250,000.01 - $300,000.00	160	43,864,139.87	10.73	274,150.87	6.335	71.83	353	350	2	38.00	703
$300,000.01 - $350,000.00	100	32,636,427.43	7.98	326,364.27	6.189	72.06	350	348	2	39.21	707
$350,000.01 - $400,000.00	93	34,953,870.19	8.55	375,848.07	6.342	75.19	357	354	2	39.85	694
$400,000.01 - $450,000.00	84	35,759,523.40	8.74	425,708.61	6.095	73.46	356	353	2	39.62	708
$450,000.01 - $500,000.00	54	25,805,019.39	6.31	477,870.73	6.155	72.73	356	353	2	37.16	712
$500,000.01 - $550,000.00	31	16,267,181.47	3.98	524,747.79	6.072	75.15	360	358	2	40.16	703
$550,000.01 - $600,000.00	18	10,360,029.78	2.53	575,557.21	6.078	70.39	360	357	3	33.95	728
$600,000.01 - $650,000.00	22	13,831,863.40	3.38	628,721.06	5.964	67.08	360	358	2	36.19	722
$650,000.01 - $700,000.00	7	4,698,521.68	1.15	671,217.38	5.897	74.93	360	358	2	33.20	711
$700,000.01 - $750,000.00	7	5,091,482.86	1.24	727,354.69	5.909	64.82	360	358	2	35.78	730
$750,000.01 - $800,000.00	4	3,151,123.15	0.77	787,780.79	5.838	52.42	315	313	2	33.36	753
$800,000.01 - $850,000.00	4	3,298,378.49	0.81	824,594.62	6.028	66.87	360	357	3	32.03	710
$850,000.01 - $900,000.00	4	3,532,500.00	0.86	883,125.00	6.126	67.29	360	357	3	19.74	741
$900,000.01 - $950,000.00	3	2,778,335.19	0.68	926,111.73	5.716	69.96	360	358	2	40.14	737
$950,000.01 - $1,000,000.00	12	11,860,306.27	2.90	988,358.86	6.503	64.85	360	357	3	33.79	709
$1,000,000.01 >=	11	17,070,978.62	4.17	1,551,907.15	5.667	56.78	327	325	2	28.89	729
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: $26,033.45
Maximum: $2,000,000.00

Gross Rate	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	15	$10,446,791.05	2.55%	696,452.74	4.951%	61.05%	319	317	2	31.28%	743
5.001% - 5.500%	79	28,613,324.56	7.00	362,193.98	5.415	61.30	327	325	2	33.64	733
5.501% - 6.000%	433	133,593,546.59	32.67	308,530.13	5.865	66.94	351	349	2	36.49	716
6.001% - 6.500%	535	129,945,329.14	31.77	242,888.47	6.328	73.61	356	353	3	39.16	702
6.501% - 7.000%	313	67,493,123.53	16.50	215,632.98	6.786	76.67	356	353	3	38.91	687
7.001% - 7.500%	121	22,376,081.94	5.47	184,926.30	7.298	76.82	360	357	3	36.01	690
7.501% - 8.000%	73	13,032,404.59	3.19	178,526.09	7.774	81.23	360	357	3	40.77	688
8.001% - 8.500%	16	2,318,245.68	0.57	144,890.36	8.243	80.01	360	357	3	30.93	656
8.501% - 9.000%	6	997,771.19	0.24	166,295.20	8.761	83.59	360	357	3	27.05	646
9.501% - 10.000%	1	133,963.52	0.03	133,963.52	10.000	80.00	360	357	3	16.87	656
11.501% - 12.000%	1	26,033.45	0.01	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: 4.750%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

Original Term to Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
180	68	$16,154,584.84	3.95%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707
240	14	3,761,581.50	0.92	268,684.39	5.996	59.72	240	237	3	41.88	682
360	1,511	389,060,448.88	95.13	257,485.41	6.297	71.79	360	358	2	37.60	706
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: 180
Maximum: 360

Remaining Term to Stated Maturity	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
121 - 180	68	$16,154,584.84	3.95%	237,567.42	5.709%	60.46%	180	177	3	33.87%	707
181 - 240	14	3,761,581.50	0.92	268,684.39	5.996	59.72	240	237	3	41.88	682
301 - 360	1,511	389,060,448.88	95.13	257,485.41	6.297	71.79	360	358	2	37.60	706
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: 175
Maximum: 359

Seasoning	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	314	$90,408,608.00	22.11%	287,925.50	6.018%	69.72%	355	354	1	35.87%	714
2	462	116,848,490.44	28.57	252,918.81	6.285	71.15	352	350	2	36.89	705
3	584	147,339,245.77	36.03	252,293.23	6.315	71.63	349	346	3	38.47	702
4	200	48,941,201.98	11.97	244,706.01	6.536	72.66	356	352	4	39.48	702
5	30	5,170,112.58	1.26	172,337.09	6.548	74.70	348	343	5	35.02	712
6	2	154,296.69	0.04	77,148.35	6.366	73.25	360	354	6	43.47	679
7	1	114,659.77	0.03	114,659.77	8.400	70.24	360	353	7	28.27	533
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: 1
Maximum: 7

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

DTI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
<= 0.000%	449	$109,826,444.03	26.85%	244,602.33	6.328%	65.21%	351	349	2	0.00%	705
1.001% - 6.000%	1	90,365.00	0.02	90,365.00	7.500	74.41	360	359	1	5.25	704
6.001% - 11.000%	5	926,709.54	0.23	185,341.91	6.878	74.39	360	358	2	9.08	746
11.001% - 16.000%	15	5,137,542.74	1.26	342,502.85	6.014	66.09	316	314	3	13.93	701
16.001% - 21.000%	33	10,430,156.35	2.55	316,065.34	6.281	65.11	352	350	2	18.30	714
21.001% - 26.000%	55	16,241,039.54	3.97	295,291.63	5.977	67.00	351	349	2	23.92	711
26.001% - 31.000%	103	27,086,371.82	6.62	262,974.48	6.179	67.80	356	354	2	28.40	720
31.001% - 36.000%	209	56,602,932.69	13.84	270,827.43	6.225	72.47	354	351	2	33.86	714
36.001% - 41.000%	289	74,501,401.18	18.22	257,790.32	6.258	75.38	349	347	2	38.42	706
41.001% - 46.000%	263	64,432,776.11	15.75	244,991.54	6.296	77.19	355	353	2	43.45	698
46.001% - 51.000%	120	30,862,790.36	7.55	257,189.92	6.370	75.42	352	349	3	48.19	691
51.001% - 56.000%	31	7,718,425.07	1.89	248,981.45	6.288	71.68	353	351	2	53.17	692
56.001% - 61.000%	18	4,232,825.72	1.03	235,156.98	6.334	73.80	352	349	3	58.51	708
61.001% - 66.000%	1	242,053.21	0.06	242,053.21	6.000	65.00	360	357	3	62.74	710
76.001% - 81.000%	1	644,781.87	0.16	644,781.87	6.250	79.76	360	356	4	77.63	792
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: 0.00%
Maximum: 77.63%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

FICO Scores	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
530 - 539	1	$114,659.77	0.03%	114,659.77	8.400%	70.24%	360	353	7	28.27%	533
580 - 589	7	1,315,075.40	0.32	187,867.91	6.625	54.75	360	358	2	43.68	582
590 - 599	2	355,288.64	0.09	177,644.32	7.350	76.79	360	359	1	34.08	596
600 - 609	6	1,944,377.78	0.48	324,062.96	6.484	76.43	360	357	3	44.97	606
610 - 619	5	1,233,625.74	0.30	246,725.15	6.156	72.48	360	358	2	45.03	615
620 - 629	50	10,662,080.20	2.61	213,241.60	6.536	71.34	344	342	2	38.29	624
630 - 639	85	22,990,984.61	5.62	270,482.17	6.471	68.60	342	340	2	35.23	634
640 - 649	94	21,452,524.54	5.25	228,218.35	6.477	71.72	352	349	3	39.57	645
650 - 659	105	22,691,610.28	5.55	216,110.57	6.638	72.06	344	342	2	39.70	655
660 - 669	100	21,904,290.59	5.36	219,042.91	6.503	73.80	354	351	3	39.26	664
670 - 679	117	27,990,046.81	6.84	239,231.17	6.383	74.26	355	353	3	38.39	674
680 - 689	142	37,158,649.47	9.09	261,680.63	6.374	73.20	351	349	3	39.42	685
690 - 699	118	29,336,334.49	7.17	248,613.00	6.403	71.75	354	352	2	36.07	694
700 - 709	91	23,680,495.81	5.79	260,225.23	6.241	72.76	357	355	2	37.25	705
710 - 719	81	22,207,034.98	5.43	274,160.93	6.203	68.97	354	352	2	38.19	714
720 - 729	106	28,799,706.95	7.04	271,695.35	6.039	72.07	355	353	2	36.66	724
730 - 739	78	22,647,178.05	5.54	290,348.44	6.070	71.05	358	355	3	37.36	735
740 - 749	87	21,412,230.55	5.24	246,117.59	6.207	73.87	359	356	2	38.11	744
750 - 759	69	18,018,000.82	4.41	261,130.45	5.927	69.82	337	335	2	35.14	754
760 - 769	63	20,405,688.36	4.99	323,899.82	6.067	69.48	357	355	2	33.92	765
770 - 779	67	18,722,063.43	4.58	279,433.78	6.061	70.25	356	353	2	38.43	775
780 - 789	60	18,039,306.60	4.41	300,655.11	6.034	65.81	353	351	2	33.11	784
790 - 799	36	10,617,026.47	2.60	294,917.40	6.019	67.39	335	332	2	39.87	793
800 - 809	19	4,654,374.22	1.14	244,967.06	6.039	67.35	332	329	3	29.86	804
810 - 819	3	520,673.26	0.13	173,557.75	5.766	46.41	360	358	2	33.40	816
820 - 829	1	103,287.40	0.03	103,287.40	5.750	28.15	360	357	3	31.31	821
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

Loan to Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.10%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	6	1,426,640.90	0.35	237,773.48	7.112	16.15	357	354	3	20.17	652
20.01% - 25.00%	9	1,138,557.69	0.28	126,506.41	5.901	22.74	323	321	2	38.06	726
25.01% - 30.00%	16	2,803,682.30	0.69	175,230.14	5.695	26.87	306	304	2	27.22	732
30.01% - 35.00%	14	3,086,894.83	0.75	220,492.49	5.964	32.99	321	318	3	36.34	677
35.01% - 40.00%	24	5,960,327.58	1.46	248,346.98	5.735	37.58	335	333	2	34.20	719
40.01% - 45.00%	38	10,740,798.43	2.63	282,652.59	5.889	42.54	348	345	2	32.09	712
45.01% - 50.00%	58	12,353,980.22	3.02	212,999.66	5.895	47.46	330	327	2	33.31	726
50.01% - 55.00%	54	19,174,185.83	4.69	355,077.52	5.925	52.58	353	351	2	34.94	734
55.01% - 60.00%	87	28,010,805.36	6.85	321,963.28	5.949	57.93	343	341	2	33.33	696
60.01% - 65.00%	121	37,032,507.44	9.05	306,053.78	5.954	63.72	348	345	2	34.11	707
65.01% - 70.00%	105	31,542,046.26	7.71	300,400.44	6.312	68.94	352	350	2	36.61	702
70.01% - 75.00%	113	30,884,636.58	7.55	273,315.37	6.378	73.37	351	349	3	37.47	707
75.01% - 80.00%	798	194,114,708.64	47.46	243,251.51	6.378	79.62	356	353	2	38.74	704
80.01% - 85.00%	19	6,322,061.01	1.55	332,740.05	6.567	84.61	360	357	3	42.25	660
85.01% - 90.00%	70	13,770,240.97	3.37	196,717.73	6.721	89.48	359	357	2	41.07	698
90.01% - 95.00%	45	7,407,848.72	1.81	164,618.86	7.133	94.97	360	358	2	37.72	709
95.01% - 100.00%	14	2,781,692.47	0.68	198,692.32	6.680	100.00	360	358	2	38.07	725
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: 10.61
Maximum: 100.00

Combined Loan To Value Ratio	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
10.01% - 15.00%	2	$425,000.00	0.10%	212,500.00	6.390%	11.04%	360	356	4	0.00%	771
15.01% - 20.00%	5	1,400,607.45	0.34	280,121.49	7.021	16.16	360	357	3	19.70	652
20.01% - 25.00%	7	823,557.69	0.20	117,651.10	5.896	22.70	308	307	2	38.06	730
25.01% - 30.00%	13	1,698,092.47	0.42	130,622.50	5.889	27.09	293	290	2	27.22	713
30.01% - 35.00%	16	3,607,554.68	0.88	225,472.17	5.918	31.36	327	324	2	36.34	689
35.01% - 40.00%	24	4,991,827.58	1.22	207,992.82	5.905	36.68	330	328	2	36.83	717
40.01% - 45.00%	37	10,340,798.43	2.53	279,481.04	5.923	42.46	347	345	2	32.09	711
45.01% - 50.00%	54	11,300,782.65	2.76	209,273.75	5.934	47.47	333	331	2	33.92	722
50.01% - 55.00%	51	17,500,858.59	4.28	343,154.09	5.904	52.64	349	347	2	33.63	732
55.01% - 60.00%	78	24,802,578.85	6.06	317,981.78	5.920	58.03	341	339	2	33.36	694
60.01% - 65.00%	113	37,984,796.33	9.29	336,148.64	5.895	62.17	348	346	2	33.88	707
65.01% - 70.00%	79	24,408,725.26	5.97	308,971.21	6.205	68.38	350	348	2	36.46	706
70.01% - 75.00%	81	25,467,326.29	6.23	314,411.44	6.195	71.42	349	347	3	39.19	708
75.01% - 80.00%	317	94,328,930.40	23.06	297,567.60	6.274	78.46	353	350	3	39.52	704
80.01% - 85.00%	25	8,528,566.50	2.09	341,142.66	6.433	83.03	360	357	3	40.63	662
85.01% - 90.00%	149	37,499,850.34	9.17	251,676.85	6.569	81.90	360	357	2	37.75	707
90.01% - 95.00%	190	39,063,824.79	9.55	205,599.08	6.701	81.18	359	356	3	36.33	704
95.01% - 100.00%	352	64,802,936.92	15.85	184,099.25	6.481	80.35	358	356	2	38.89	707
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: 10.61
Maximum: 100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

Geographic Concentration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
California	498	$166,878,668.84	40.80%	335,097.73	5.979%	66.24%	350	348	2	37.71%	712
Georgia	308	62,165,875.74	15.20	201,837.26	6.231	77.38	357	355	2	35.22	717
New York	128	45,015,687.69	11.01	351,685.06	6.407	71.05	352	350	3	40.53	689
New Jersey	91	28,692,765.16	7.02	315,305.11	6.427	72.47	335	333	2	36.48	695
Florida	94	17,233,905.23	4.21	183,339.42	6.691	76.19	350	348	2	35.51	702
Texas	71	9,017,850.13	2.20	127,011.97	6.713	79.27	354	351	3	36.59	707
Connecticut	28	8,236,501.96	2.01	294,160.78	6.371	68.30	356	353	2	36.76	694
Michigan	41	7,692,315.82	1.88	187,617.46	6.615	77.15	360	356	4	41.02	697
Arizona	39	7,472,667.02	1.83	191,606.85	6.663	77.71	349	347	3	38.89	689
Massachusetts	15	5,417,922.85	1.32	361,194.86	6.614	65.52	354	352	2	38.07	704
Colorado	19	5,251,678.80	1.28	276,404.15	6.442	71.28	360	358	2	34.91	712
Washington	23	5,226,585.92	1.28	227,242.87	6.318	78.96	360	358	2	39.49	698
South Carolina	23	4,807,168.81	1.18	209,007.34	6.919	66.62	360	357	3	28.93	700
Pennsylvania	31	4,506,039.46	1.10	145,356.11	6.607	77.42	360	357	3	38.45	699
Virginia	16	3,626,048.47	0.89	226,628.03	6.632	76.73	360	357	3	38.69	695
North Carolina	14	3,149,210.98	0.77	224,943.64	6.592	70.09	360	357	3	35.60	675
Maryland	17	3,100,338.30	0.76	182,372.84	6.951	74.18	342	339	3	40.51	685
Nevada	9	2,903,424.18	0.71	322,602.69	6.645	73.53	360	357	3	42.62	721
Ohio	19	2,031,350.98	0.50	106,913.21	6.784	72.59	331	329	2	39.82	667
New Mexico	13	1,870,188.77	0.46	143,860.67	6.896	83.81	360	357	3	37.86	720
Illinois	12	1,785,718.80	0.44	148,809.90	6.945	80.49	355	353	2	35.96	710
Hawaii	5	1,612,329.14	0.39	322,465.83	6.380	76.23	360	357	3	44.46	681
Rhode Island	5	1,367,397.74	0.33	273,479.55	6.885	79.69	360	358	2	43.27	660
Tennessee	11	1,344,555.03	0.33	122,232.28	6.968	80.77	360	357	3	37.85	701
Oregon	6	1,038,294.63	0.25	173,049.10	6.769	80.00	360	358	2	41.89	682
Minnesota	8	1,034,844.94	0.25	129,355.62	7.064	79.50	360	357	3	34.48	705
Mississippi	9	995,830.73	0.24	110,647.86	6.542	75.11	360	357	3	38.89	692
Alabama	6	974,111.81	0.24	162,351.97	6.918	84.60	360	358	2	38.65	759
Missouri	3	816,794.76	0.20	272,264.92	6.734	78.76	360	357	3	41.64	675
Indiana	7	701,543.40	0.17	100,220.49	7.015	85.85	360	356	4	47.60	680
Arkansas	4	519,210.12	0.13	129,802.53	6.680	81.87	360	357	3	41.12	727
Kentucky	5	464,193.14	0.11	92,838.63	6.676	79.21	360	357	3	46.43	683
Maine	3	457,803.83	0.11	152,601.28	6.791	82.80	360	357	3	32.55	728
Nebraska	2	267,150.00	0.07	133,575.00	6.475	79.99	360	356	4	42.03	724
South Dakota	2	265,475.00	0.06	132,737.50	6.427	78.27	360	356	4	42.29	697
Delaware	1	253,849.40	0.06	253,849.40	7.375	84.98	360	357	3	32.97	656
New Hampshire	1	152,013.20	0.04	152,013.20	6.750	61.20	360	358	2	25.03	712
Wyoming	1	143,100.00	0.03	143,100.00	6.500	89.44	360	356	4	0.00	679
Iowa	1	117,600.00	0.03	117,600.00	6.500	80.00	360	356	4	43.66	726
Wisconsin	1	112,319.43	0.03	112,319.43	6.875	87.12	360	356	4	40.75	623
Alaska	1	109,335.02	0.03	109,335.02	6.125	48.89	360	358	2	37.81	649
Utah	1	80,000.00	0.02	80,000.00	6.000	43.24	360	358	2	46.63	653
Oklahoma	1	66,950.00	0.02	66,950.00	7.500	94.96	360	357	3	41.86	773
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

North-South CA	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
North CA	92	$32,649,430.35	7.98%	354,885.11	6.054%	63.63%	348	345	3	36.56%	720
South CA	406	134,229,238.49	32.82	330,613.89	5.961	66.87	351	348	2	37.97	710
States Not CA	1,095	242,097,946.39	59.20	221,094.01	6.472	74.68	353	350	2	37.36	701
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Zip Code Concemtration	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
30016	16	$2,279,804.73	0.56%	142,487.80	6.572%	81.97%	360	358	2	37.56%	711
08872	6	2,190,881.80	0.54	365,146.97	5.867	71.60	326	325	2	38.78	708
93033	7	2,152,883.85	0.53	307,554.84	5.954	60.15	360	358	2	51.39	674
90210	1	2,000,000.00	0.49	2,000,000.00	5.875	51.95	360	358	2	0.00	710
07039	2	1,989,000.00	0.49	994,500.00	6.626	73.79	360	358	2	17.35	671
Other	1,561	398,364,044.86	97.41	255,197.98	6.273	71.31	352	349	2	37.53	706
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Loan Purpose	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Refinance - Cashout	637	$193,996,736.82	47.43%	304,547.47	6.188%	66.40%	350	348	2	37.96%	696
Purchase	806	171,817,442.85	42.01	213,173.01	6.421	77.45	355	353	2	37.80	716
Refinance - Rate Term	150	43,162,435.56	10.55	287,749.57	6.047	68.23	344	342	2	34.63	710
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Document Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Stated Income Full Asset	441	$114,703,310.29	28.05%	260,098.21	6.292%	73.44%	354	352	2	37.23%	707
Full Documentation	422	110,229,959.69	26.95	261,208.44	6.167	74.88	353	350	2	37.46	714
No Income No Asset	339	76,377,195.29	18.68	225,301.46	6.285	63.95	350	348	2	51.79	704
Stated Documentation	281	74,514,813.15	18.22	265,177.27	6.307	71.35	348	345	2	37.95	693
No Ratio	110	33,151,336.80	8.11	301,375.79	6.431	67.98	352	349	3	0.00	709
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Property Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Single Family Residence	997	$266,781,818.60	65.23%	267,584.57	6.219%	70.20%	351	349	2	37.83%	704
PUD	388	86,769,253.20	21.22	223,632.10	6.354	74.55	354	351	2	36.11	707
2-4 Family	115	37,028,361.82	9.05	321,985.75	6.346	68.93	348	345	3	38.32	712
Condo	93	18,397,181.61	4.50	197,819.16	6.487	75.16	357	355	3	37.63	709
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

Occupancy	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Owner Occupied	1,275	$343,857,080.43	84.08%	269,691.83	6.206%	71.43%	351	349	2	27.09%	705
Non-Owner Occupied	253	49,980,511.16	12.22	197,551.43	6.587	69.21	354	351	3	29.65	715
Second Home	65	15,139,023.64	3.70	232,908.06	6.708	73.52	359	356	3	27.88	701
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	27.43%	706

Lien Position	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
1	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Prepayment Penalty	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	444	$112,625,332.41	27.54%	253,660.66	6.448%	71.76%	349	347	3	37.87%	705
6	8	2,919,590.08	0.71	364,948.76	5.875	66.99	360	357	3	30.99	714
12	146	47,929,345.26	11.72	328,283.19	6.403	70.90	350	347	3	41.37	691
24	157	34,669,242.41	8.48	220,823.20	6.470	73.75	358	355	3	36.10	706
36	727	181,531,913.66	44.39	249,700.02	6.124	70.00	352	350	2	37.09	706
60	111	29,301,191.40	7.16	263,974.70	6.090	74.86	356	354	2	35.66	727
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

wa Term: 23.762

Prepayment Penalty Type	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
12H	135	$43,668,593.38	10.68%	323,471.06	6.438%	72.05%	352	349	3	41.77%	687
12M	8	2,642,673.07	0.65	330,334.13	6.060	59.56	360	357	3	33.03	720
12S	3	1,618,078.80	0.40	539,359.60	6.012	58.37	272	270	2	36.36	753
24H	84	18,362,784.65	4.49	218,604.58	6.404	73.42	357	355	2	36.46	700
24M	66	13,197,099.49	3.23	199,956.05	6.550	74.96	357	354	3	36.77	704
24S	7	3,109,358.28	0.76	444,194.04	6.522	70.53	360	357	3	31.65	749
36H	576	147,360,939.05	36.03	255,834.96	6.068	69.83	352	349	2	36.50	705
36M	132	28,769,234.85	7.03	217,948.75	6.385	71.92	352	350	3	40.54	710
36S	19	5,401,739.76	1.32	284,302.09	6.245	64.43	360	357	3	35.70	718
60H	57	10,031,645.76	2.45	175,993.79	6.326	77.97	357	354	2	38.31	693
60M	14	2,703,249.31	0.66	193,089.24	6.379	78.69	348	345	3	43.04	715
60S	40	16,566,296.33	4.05	414,157.41	5.901	72.35	357	355	2	33.52	750
6H	2	508,109.54	0.12	254,054.77	6.037	67.18	360	357	3	31.11	742
6M	6	2,411,480.54	0.59	401,913.42	5.840	66.96	360	357	3	30.96	708
No PPP	444	112,625,332.41	27.54	253,660.66	6.448	71.76	349	347	3	37.87	705
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

Balloon Flag	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Not a Balloon Loan	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Originator	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
Alterna Mortgage	15	$2,432,789.44	0.59%	162,185.96	7.200%	77.64%	360	359	1	37.93%	691
Avaris Capital	5	1,433,224.62	0.35	286,644.92	5.695	58.89	334	333	1	36.33	706
Equity Now, Inc.	35	13,584,102.86	3.32	388,117.22	6.637	66.23	347	344	4	45.02	694
Gateway Bank FSB	35	11,228,889.58	2.75	320,825.42	5.836	60.08	345	342	3	35.82	735
Mortgage Enterprise, Ltd.	6	1,858,747.44	0.45	309,791.24	6.590	76.96	360	357	3	46.16	713
Opteum	1,277	323,668,680.91	79.14	253,460.20	6.262	71.65	352	350	2	36.94	705
Pemmtek Mortgage Services	5	1,427,644.18	0.35	285,528.84	7.676	75.37	360	356	4	32.94	673
Provident Bank	87	27,690,003.42	6.77	318,275.90	6.113	71.55	354	351	3	39.97	716
Quicken Loans	85	15,411,735.17	3.77	181,314.53	6.524	76.51	360	356	4	43.38	691
Realty Mortgage Corp	13	2,335,500.07	0.57	179,653.85	6.270	72.56	354	349	5	32.89	720
Shearson Mortgage	5	1,339,264.81	0.33	267,852.96	6.324	63.32	360	356	4	32.39	700
Sun West Mortgage Co.	25	6,566,032.72	1.61	262,641.31	6.158	65.30	340	337	3	39.29	714
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Gross Rate-FRMS	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
4.501% - 5.000%	15	$10,446,791.05	2.55%	696,452.74	4.951%	61.05%	319	317	2	31.28%	743
5.001% - 5.500%	79	28,613,324.56	7.00	362,193.98	5.415	61.30	327	325	2	33.64	733
5.501% - 6.000%	433	133,593,546.59	32.67	308,530.13	5.865	66.94	351	349	2	36.49	716
6.001% - 6.500%	535	129,945,329.14	31.77	242,888.47	6.328	73.61	356	353	3	39.16	702
6.501% - 7.000%	313	67,493,123.53	16.50	215,632.98	6.786	76.67	356	353	3	38.91	687
7.001% - 7.500%	121	22,376,081.94	5.47	184,926.30	7.298	76.82	360	357	3	36.01	690
7.501% - 8.000%	73	13,032,404.59	3.19	178,526.09	7.774	81.23	360	357	3	40.77	688
8.001% - 8.500%	16	2,318,245.68	0.57	144,890.36	8.243	80.01	360	357	3	30.93	656
8.501% - 9.000%	6	997,771.19	0.24	166,295.20	8.761	83.59	360	357	3	27.05	646
9.501% - 10.000%	1	133,963.52	0.03	133,963.52	10.000	80.00	360	357	3	16.87	656
11.501% - 12.000%	1	26,033.45	0.01	26,033.45	12.000	16.00	180	177	3	39.17	631
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Minimum: 4.750%
Maximum: 12.000%

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

OPMAC05_4
Fixed

PMI	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
GEMICO	12	$2,014,838.90	0.49%	167,903.24	6.898%	91.51%	360	357	3	39.12%	699
MGIC	5	942,206.60	0.23	188,441.32	6.611	89.71	360	358	2	37.44	706
No MI	1,472	387,232,805.10	94.68	263,065.76	6.238	70.06	351	349	2	37.45	705
PMI Mortgage Insurance	26	5,550,346.97	1.36	213,474.88	6.926	91.29	360	358	2	38.72	712
Radian Guaranty	17	2,737,739.64	0.67	161,043.51	6.911	89.72	357	354	3	39.50	686
Republic Mortgage Insurance	3	489,246.00	0.12	163,082.00	7.690	91.54	360	358	2	0.00	719
Triad Guaranty Insurance Co.	5	697,384.62	0.17	139,476.92	7.476	92.84	360	357	3	45.03	732
United Guaranty	53	9,312,047.39	2.28	175,699.01	6.730	93.62	360	358	2	37.76	714
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

Interest Only Terms	COUNT	UPB	%	AVG UPB	WAC	LTV	OTERM	WAM	AGE	DTI	FICO
0	777	$176,969,784.23	43.27%	227,760.34	6.249%	69.67%	343	340	2	38.80%	703
60	11	3,783,160.00	0.93	343,923.64	6.294	80.05	360	357	3	45.29	670
120	805	228,223,671.00	55.80	283,507.67	6.288	72.30	359	356	2	36.39	708
Total:	1,593	$408,976,615.23	100.00%	256,733.59	6.271%	71.23%	352	349	2	37.50%	706

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Deal	OPMAC05_4	
Date		
Deal Size	1,071,738,004.44	
Other DEAL INFO		
Lead		
Originator[s]		
Servicer[s]		
Raters		
POOL SUMMARY DATA		
Agency Conforming	636,268,374.57	
Non Conforming	435,469,629.86	
Prefunding (if any)	N/A	
No of Loans	3995	
Average Loan Size	268,269.84	
WAC	6.204	
WA LTV	75.57	
% First Lien	100.00	
% Owner Occ	83.88	
% Purchase	58.63	
% Cash out	34.04	
% Full Doc	21.69	
% Reduced/Limited Doc	8.03	
% Stated Income	58.00	
% No docs	12.28	
WA FICO	701	
FICO Range	524 -	821
Mortgage Indices		
Floating Rate Mortgages	61.84	
Fixed Rate	38.16	
2/28 Float	25.80	
3/27 Float	5.03	
5/25 Float	24.58	
7/23 Float	2.36	
IO Mortgages	76.84	
LOAN SIZE		
Loans < 100k	2.26	
Loans < 75k	0.49	
Loans > 350k	45.64	
Loans > 500k	20.04	
Loans > 750k	6.21	
Income Strats		
Average DTI	37.71	
DTI 40-45%	23.10	
DTI 45-50%	8.15	
DTI 50-55%	1.90	
DTI > 55%	1.00	
GEOGRAPHIC		
California	47.28	
North California	11.20	
South California	36.08	
Florida	5.95	
Illinois	0.29	
Michigan	0.96	
Texas	1.28	
Colorado	1.34	
New York	6.60	

New Jersey	7.36
Virginia	0.71
Washington	1.58
Mass	1.88
Property Type	
Single Prop	58.56
PUD	24.64
2-4 Family	8.22
Condo	8.58
MH	0.00
FICO	
Fico < 600	1.57
Fico < 580	0.23
Fico < 560	0.13
Below 520	0.00
521 - 540	0.03
541 - 560	0.09
561 - 580	0.25
581 - 600	1.31
601- 620	2.21
621 - 640	8.12
641 - 660	10.61
661 - 680	14.14
681 - 700	14.97
701-720	12.55
721 - 740	11.55
Above 740	24.17
LTV	
<=50	4.68
50.01-55	2.65
55.01-60	3.37
60.01-65	5.62
65.01-70	6.59
70.01-75	6.54
75.01-80	59.92
80.01-85	2.02
85.01-90	5.83
90.01-95	2.16
95.01-100	0.63
> 100%	0.00
> 80%	10.63
> 90%	2.78
Average Seasoning	2.50
% > 3 months	15.27
mortgage insurance if any	4.67
MI providers	
excess spread - ave 1st yr	
DELINQUENCIES	
30-59 day past	0

INVESTEC STRATIFICATION REQUIREMENTS

For all loans

Largest Servicer	%
Geog distribition	Distribution of values
FICO	Average and distribution of values
DTI	Average and distribution of values
Loan Purpose	Distribution of values
Occupancy Status	Distribution of values
First/second lien	Distribution of values
Property type	Distribution of values
Documentation Level	Distribution of values
LTV	Average and distribution of values
Interest Rate Type	Distribution of values
Loan size	Average and distribution of values
Prepay penalty	Distribution of values
% IO	%
Silent Second CLTV	Distribution of values
% With Silent 2nds	%

For IO loans (where IO loans % > 10% of book)

IO term distribution	Distribution of values
FICO	Average and distribution of values
LTV	Average and distribution of values
Loan size	Average and distribution of values
Geog distribition	Distribution of values
Doc type	Distribution of values
DTI	Average and distribution of values

For each of top 5 states

FICO	Average and distribution of values
LTV	Average and distribution of values
Loan size	Average and distribution of values
Doc type	Distribution of values
DTI	Average and distribution of values

For low doc loans

FICO	Average and distribution of values
LTV	Average and distribution of values
Loan size	Average and distribution of values
DTI	Average and distribution of values
Geog distribition	Distribution of values

Stratifications

Property Type	<500	501-525	526-550	551-575	576-600
Single Family	-	255,122.10	347,184.92	1,114,888.64	10,444,727.14
Multi-unit	-	-	114,659.77	-	3,630,138.71
Planned Unit Dev	-	-	-	-	1,512,611.93
Condo/Co-op	-	-	-	-	627,155.72
Total:	-	255,122.10	461,844.69	1,114,888.64	16,214,633.50

Occupancy Status	<500	501-525	526-550	551-575	576-600
Owner Occupied	-	255,122.10	461,844.69	1,114,888.64	15,816,695.67
Investor Properties	-	-	-	-	397,937.83
Total:	-	255,122.10	461,844.69	1,114,888.64	16,214,633.50

Loan Purpose	<500	501-525	526-550	551-575	576-600
Purchase	-	-	-	-	2,475,905.57
Refinance (Non cash out)	-	255,122.10	-	-	607,066.54
Cash out	-	-	461,844.69	1,114,888.64	13,131,661.38
Total:	-	255,122.10	461,844.69	1,114,888.64	16,214,633.50

Documentation Level	<500	501-525	526-550	551-575	576-600
Full Doc	-	-	114,659.77	-	5,583,055.02
Total:	-	-	114,659.77	-	5,583,055.02

Lien Level	<500	501-525	526-550	551-575	576-600
First Lien	-	255,122.10	461,844.69	1,114,888.64	16,214,633.50
Total:	-	255,122.10	461,844.69	1,114,888.64	16,214,633.50

Loan to Value	<500	501-525	526-550	551-575	576-600
<= 55	-	-	-	-	1,140,670.26
56-60	-	-	-	-	304,772.38
61-65	-	-	-	-	791,920.63
66-70	-	-	-	396,399.27	918,500.00
71-75	-	-	114,659.77	260,630.11	1,108,540.24
76-80	-	255,122.10	-	-	3,580,319.65
81-85	-	-	347,184.92	457,859.26	2,419,658.76
86-90	-	-	-	-	4,913,847.32
91-95	-	-	-	-	870,404.25
96-100	-	-	-	-	166,000.00
Total:	-	255,122.10	461,844.69	1,114,888.64	16,214,633.50

Interest Rate Type	<500	501-525	526-550	551-575	576-600
ARM	-	255,122.10	347,184.92	1,114,888.64	14,544,269.45
Fixed	-	-	114,659.77	-	1,670,364.04
Total:	-	255,122.10	461,844.69	1,114,888.64	16,214,633.50

Loan Size	<500	501-525	526-550	551-575	576-600
$0 - $50,000	-	-	-	-	49,607.45
$50,000 - $100,000	-	-	-	-	458,030.52
$100,000 - $150,000	-	-	114,659.77	-	890,942.29
$150,000 - $200,000	-	-	-	-	2,209,094.94
$200,000 - $250,000	-	-	-	457,859.26	1,916,981.51
$250,000 - $300,000	-	255,122.10	-	260,630.11	2,962,621.78
$300,000 - $350,000	-	-	347,184.92	-	4,841,050.32
> $350,000	-	-	-	396,399.27	2,886,304.69
Average	-	255,122.10	230,922.34	278,722.16	242,009.46
Total:	-	255,122.10	461,844.69	1,114,888.64	16,214,633.50

601-625	626-650	651-675	676-700	>700
29,914,433.61	77,887,276.50	96,209,533.35	112,081,030.51	299,370,511.35
5,053,010.97	9,796,949.60	14,981,230.39	15,114,879.86	39,417,399.23
5,379,499.09	29,807,359.25	40,941,200.80	57,561,210.11	128,871,840.50
1,891,614.21	6,067,561.64	14,640,389.23	19,080,615.34	49,623,969.99
42,238,557.88	123,559,146.98	166,772,353.77	203,837,735.82	517,283,721.07

601-625	626-650	651-675	676-700	>700
39,389,802.72	107,317,539.13	142,803,249.95	170,431,183.21	421,368,693.99
2,216,882.33	11,438,481.64	16,026,941.72	25,998,062.12	77,171,020.94
41,606,685.06	118,756,020.77	158,830,191.67	196,429,245.34	498,539,714.93

601-625	626-650	651-675	676-700	>700
11,844,809.28	56,665,973.32	91,739,052.88	127,909,722.75	337,731,448.30
1,009,176.98	7,714,467.11	10,247,127.82	11,085,663.69	47,673,089.17
29,384,571.61	59,178,706.55	64,786,173.07	64,842,349.38	131,879,183.59
42,238,557.88	123,559,146.98	166,772,353.77	203,837,735.82	517,283,721.07

601-625	626-650	651-675	676-700	>700
10,740,340.45	22,867,081.47	25,120,033.11	32,757,728.90	135,256,630.81
10,740,340.45	22,867,081.47	25,120,033.11	32,757,728.90	135,256,630.81

601-625	626-650	651-675	676-700	>700
42,238,557.88	123,559,146.98	166,772,353.77	203,837,735.82	517,283,721.07
42,238,557.88	123,559,146.98	166,772,353.77	203,837,735.82	517,283,721.07

601-625	626-650	651-675	676-700	>700
1,475,435.07	7,600,541.11	9,250,434.35	10,720,401.86	48,361,244.35
1,471,854.17	4,865,085.66	5,273,267.29	6,971,512.60	17,192,020.98
857,500.00	9,021,766.30	5,850,992.32	11,927,363.76	31,776,819.63
1,218,561.59	8,109,754.25	12,594,949.80	11,539,476.99	35,845,164.31
2,768,655.62	6,513,589.00	9,949,566.24	13,190,125.36	36,210,818.10
16,184,315.97	70,352,337.07	106,199,079.12	133,781,834.01	311,869,600.79
4,756,820.03	4,050,150.58	3,780,344.77	3,013,011.79	2,824,687.49
11,146,544.53	10,570,404.40	10,621,389.56	8,028,837.29	17,173,255.07
2,358,870.91	2,475,518.60	2,946,880.32	3,595,494.58	10,850,117.74
-	-	305,450.00	1,069,677.58	5,179,992.61
42,238,557.88	123,559,146.98	166,772,353.77	203,837,735.82	517,283,721.07

601-625	626-650	651-675	676-700	>700
32,361,431.81	74,032,768.02	105,250,423.60	125,569,063.81	309,286,236.86
9,877,126.07	49,526,378.96	61,521,930.17	78,268,672.01	207,997,484.21
42,238,557.88	123,559,146.98	166,772,353.77	203,837,735.82	517,283,721.07

601-625	626-650	651-675	676-700	>700
-	114,393.41	-	259,449.00	415,072.10
784,154.69	2,992,252.07	4,348,977.41	5,106,945.65	10,699,753.15
2,674,516.76	12,709,270.08	16,041,704.77	16,636,590.78	48,956,877.99
4,008,010.07	15,358,053.51	19,089,827.61	23,781,179.54	49,587,464.19
4,797,752.02	18,463,158.17	18,630,317.48	19,070,919.81	50,197,762.55
6,343,307.18	15,275,432.35	22,896,428.39	21,216,026.29	56,155,358.19
5,255,680.06	11,640,493.45	13,956,563.77	20,558,327.59	49,825,061.07
18,375,137.11	47,006,093.92	71,808,534.34	97,208,297.16	251,446,371.82
272,506.83	248,609.95	256,968.19	271,060.82	276,918.48
42,238,557.88	123,559,146.98	166,772,353.77	203,837,735.82	517,283,721.07

Collateral Stratification Report
OPMAC05 4 STRATS

Pool Summary	UPB($)	WAC(%)	%	% Arm	% Fixed
Conforming	636,268,374.57	6.290	59.37	62.16	37.84
Non-Conforming	435,469,629.86	6.078	40.63	61.38	38.62
Total:	1,071,738,004.44	6.204	100.00	61.84	38.16

UPB: 1,071,738,004.44
AVG UPB: $268,269.84
WA WAC: 6.204%
WA NET RATE: 5.935%
WA CLTV: 75.568%
WA CLTV w/ Silent 2nds: 84.041%
Balloon Pct: 0.00%
WA OTERM: 357
WA AGE: 2.504
WA RTERM: 354
1st Lien Pct: 100.00%
WA FICO: 701
ARM %: 61.84%
WA MARGIN: 3.098%
WA ROLL TERM: 40
WA MAXRATE: 11.817%
WA MINRATE: 3.214%
GSE ELIGIBLE: 59.37%
% PREPAY PENALTY: 71.31%
Loan Count: 3,995
% Odd-Due Dates: 0.04%
% IO: 76.84%
WA DTI: 37.71%

Top 5 Cities	count	UPB	%	WAC	LTV	FICO
LOS ANGELES	79	31,774,049.48	2.96	5.881	69.07	705
ATLANTA	106	30,021,723.30	2.80	5.720	77.11	744
LAS VEGAS	70	16,097,712.03	1.50	6.150	78.34	702
SAN DIEGO	32	13,171,141.34	1.23	5.831	73.20	721
RIVERSIDE	36	10,803,099.41	1.01	6.133	76.75	703
Other	3672	969,870,278.87	90.50	6.236	75.71	699
Total:	3995	1,071,738,004.44	100.00	6.204	75.57	701

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently fil Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Invest

OPMAC05-4-NIM_v4 -- M10

UBS PAINEWEBBER

Balance	$9,252,000.00	Delay	0	Index	LIBOR_1MO | 3.57	WAC	6.203685	WAM	355
Coupon	5.520000	Dated	08/25/2005	Mult / Margin	1 / 1.95	NET	5.935461	WALA	2
Settle	08/25/2005	First Payment	09/25/2005	Cap / Floor	999 / 0				

Price	40	80	100	120	160	200
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
84.698788	408	554	630	696	768	778
WAL	10.45	5.41	4.32	3.67	3.14	3.08
Mod Durn	7.38	4.40	3.62	3.14	2.74	2.70
Principal Window	79 - 172	41 - 93	37 - 74	37 - 61	37 - 44	37 - 37
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
LIBOR_1MO	3.57	3.57	3.57	3.57	3.57	3.57
LIBOR_6MO	4.03	4.03	4.03	4.03	4.03	4.03
Prepay	40 PPC	80 PPC	100 PPC	120 PPC	160 PPC	200 PPC
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)